Form 20-F
period 2002-12-31
INTELSAT LTD
filed 2003-03-28
CIK 1156871

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

N/A	Bermuda
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Dundonald House

14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered

N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7 5/8% Senior Notes due 2012

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, 166,666,755 ordinary shares, par value $3.00 per share, were issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑         No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐         Item 18    ☑

INTRODUCTION

      References in this annual report to “we”, “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its wholly owned subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda.

      We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to as the IGO, which was created on an interim basis in 1964 in order to establish and operate a global satellite system. The IGO was formally established in February 1973 upon entry into force of an international treaty. On July 18, 2001, the IGO privatized by transferring substantially all of its assets, liabilities, rights, obligations and operations to Intelsat, Ltd. and its wholly owned subsidiaries. References in this annual report to our business and operations refer to the business and operations of the IGO prior to the privatization and to the business and operations of Intelsat, Ltd. and its wholly owned subsidiaries subsequent to the privatization.

      Our address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda, and our telephone number is (441) 294-1650.

OUR BUSINESS

      We are a leading global communications services provider, supplying satellite capacity for carrier, corporate network, video and Internet applications in over 200 countries and territories. Our communications network includes 24 satellites and leased capacity on 2 additional satellites, as well as selected strategic terrestrial assets. One additional satellite with an expected launch date in late 2003 or early 2004 is under construction.

      Our goal is to be a global connectivity leader connecting people and businesses around the world with flexible and innovative communications services. We intend to enhance our leadership position in our industry by sustaining our core business and focusing on further penetrating the video and government/military customer segments. We also intend to make incremental investments in business opportunities related to the fixed satellite services sector in which we operate, including investments in businesses that we believe provide opportunities for growth, and in fiber optic cable and other ground facilities that would enable us to continue to grow our hybrid satellite/terrestrial network and enhance our integrated global connectivity service offerings. Finally, we intend to enter into strategic transactions that could enable us, among other things, to provide enhanced landmass coverage of strategic geographic regions, to diversify our customer base further and to achieve operational efficiencies. While we have a limited operating history as a private company and the extent to which we will be able to respond effectively to market opportunities is uncertain, we have already expanded our network capabilities through the acquisition of selected strategic terrestrial assets and have expanded our service offerings to respond to the requirements of our customers. For example, in 2002 we acquired teleport facilities in strategic locations around the world and introduced a portfolio of services, called GlobalConnexSM Solutions, designed to provide the managed services and services integrating terrestrial and satellite assets that our customers increasingly demand. In addition, to position ourselves for entry into the satellite broadband access market, in 2002 we entered into an agreement to acquire a minority stake in Wildblue Communications, Inc., which plans to offer broadband Internet access services in the continental United States via Ka-band satellite.

FINANCIAL AND OTHER INFORMATION

      All references herein to “$” are to U.S. dollars. Unless otherwise indicated, all monetary amounts in this annual report are presented in U.S. dollars. Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with accounting principles generally accepted in the United States.

      Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

      On June 4, 2002, we effected a share consolidation pursuant to which every three of our ordinary shares of $1.00 par value each were consolidated into one ordinary share of $3.00 par value and every three of our preference shares of $1.00 par value each were consolidated into one preference share of $3.00 par value. Unless otherwise noted, all share figures in this annual report reflect the share consolidation.

      In this annual report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

      This annual report contains statements that constitute forward-looking information. These forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results or developments may differ materially from the forward-looking statements as a result of various factors. You should not rely on any forward-looking statements in this annual report. You can usually identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “intend”, “potential” or “continue” or by the negative of these terms or other comparable terminology. Examples of the forward-looking statements in this annual report include, but are not limited to, statements made in the sections entitled Item 4 — “Information on the Company” and Item 5 — “Operating and Financial Review and Prospects” regarding the following: our intent to leverage our strengths and our leadership position in our industry to grow our business; our ability to sustain our leadership position in the fixed satellite services sector; our ability to leverage our relationships with our diverse customers to accelerate the introduction of new services; our belief that the provision of satellite capacity to video and government/military customers represents an opportunity for stable growth over the long term; our ability to build new broadcast communities for video services in certain markets; our belief that the demand for broadband access and direct-to-home transmission of television programming could contribute to future growth in the demand for satellite services in certain markets; our ability to continue to introduce new hybrid network services; our belief that we can use strategic transactions to improve our competitive position; our belief that growth in data traffic, from which we benefit, will continue; our belief that the demand for integrated communications services requiring both satellite and terrestrial components is increasing; our belief that the evolution of the Internet and the digitization of media and entertainment properties will increase the demand for broadband connectivity; our belief that our customer base provides us with a competitive advantage in local markets around the world as we introduce new services; our belief that our customers require integrated and managed services best addressed by a hybrid network that combines space and terrestrial infrastructure; our expected capital expenditures in 2003; our belief that there will be continued growth in the demand for fixed satellite services; our belief that deregulation will present additional opportunities for us; and the trends that we believe will impact our telecommunications revenue and operating expenses in the future. The forward-looking statements contained in this annual report are subject to risks, uncertainties and assumptions including, among other things, the risk factors discussed in Item 3.D — “Risk Factors” below. In addition to the occurrence of any of these risk factors, other factors that may cause results or developments to differ materially from the forward-looking statements include, but are not limited to:

•	the quality and price of similar or comparable communications services offered or to be offered by our competitors;

•	financial community and rating agency perceptions of our business, operations and financial condition and the industry in which we operate;

•	political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

•	other risks and uncertainties inherent in the telecommunications business in general and the satellite telecommunications business in particular.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

      The following selected financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and their notes and with Item 5 — “Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated statement of operations data for each of the years in the four-year period ended December 31, 2002 and the consolidated balance sheet data for the years ended December 31, 2000, 2001 and 2002 have been derived from consolidated financial statements audited by KPMG LLP, independent auditors. The consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from financial statements that are not included in this annual report.

      On November 30, 1998, the IGO transferred a portion of its assets and liabilities to New Skies Satellites, N.V., referred to as New Skies. The transferred assets and liabilities included five in-orbit satellites, an additional satellite under construction, a related launch contract and associated contracts for the provision of satellite capacity. The consolidated statement of operations data for the year ended December 31, 1998 reflects eleven months of results prior to the transfer of the net assets to New Skies and one month of post-transfer results. Total assets as of December 31, 1998 reflect this transfer to New Skies.

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(in thousands, except ratios, percentages and share and per share data)
Consolidated Statement of Operations Data:
Telecommunications revenue(1)	$1,021,233	$979,032	$1,099,751	$1,084,009	$991,956

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	88,745	93,180	93,162	101,985	117,405
Selling, general and administrative	44,877	47,362	61,900	95,600	121,077
Depreciation and amortization(2)(3)	482,435	441,183	414,250	340,449	361,322
Privatization initiative	2,499	11,433	21,575	33,576	—
Intelsat 10-01 contract termination costs	—	—	—	—	34,358
Restructuring costs	—	—	—	7,300	5,522

Total operating expenses	618,556	593,158	590,887	578,910	639,684

Income from operations	402,677	385,874	508,864	505,099	352,272
Interest expense	(65,639)	(59,263)	(24,859)	(13,050)	(55,053)
Other income	13,246	29,561	20,885	12,293	9,942

Income before income taxes	350,284	356,172	504,890	504,342	307,161
Provision for income taxes(4)	—	—	—	5,359	33,021

Net income	$350,284	$356,172	$504,890	$498,983	$274,140

Basic and diluted net income per ordinary share(5)	$2.10	$2.14	$3.03	$2.99	$1.66
Dividends per ordinary share	—	—	—	—	—
Basic and diluted weighted average ordinary shares outstanding(5)	166,666,755	166,666,755	166,666,755	166,666,755	164,893,283

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(in thousands, except ratios, percentages and share and per share data)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$840,047	$820,886	$933,048	$856,388	$657,985
Net cash used in investing activities	(487,249)	(330,327)	(546,020)	(663,671)	(678,222)
Net cash provided by (used in) financing activities	(374,496)	(464,855)	(411,828)	(191,161)	31,504
Other Data:
EBITDA, as adjusted(6)	$885,112	$827,057	$923,114	$845,548	$713,594
Reconciliation of Net Income to EBITDA, as adjusted:
Net income	$350,284	$356,172	$504,890	$498,983	$274,140
Add:
Interest expense	65,639	59,263	24,859	13,050	55,053
Provision for income taxes(4)	—	—	—	5,359	33,021
Depreciation and amortization	482,435	441,183	414,250	340,449	361,322
Subtract:
Other income	(13,246)	(29,561)	(20,885)	(12,293)	(9,942)

EBITDA, as adjusted	$885,112	$827,057	$923,114	$845,548	$713,594

	As of December 31,

	1998	1999	2000	2001	2002

	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Total assets	$3,178,061	$3,164,089	$3,199,163	$3,576,135	$3,965,432
Total liabilities	1,585,393	1,612,682	1,497,523	1,580,309	1,815,198
Total shareholders’ equity	1,592,668	1,551,407	1,701,640	1,995,826	2,150,234
Book value per ordinary share	$9.56	$9.31	$10.21	$11.97	$13.41

(1)	Telecommunications revenue includes revenue related to satellites transferred to New Skies of $106,452 for the year ended December 31, 1998.

(2)	Depreciation and amortization expense includes depreciation related to satellites transferred to New Skies of $64,884 for the year ended December 31, 1998.

(3)	As of January 1, 2001, we revised the estimated useful lives for certain satellites. The effect of these revised estimates was to increase the useful lives of substantially all of our Intelsat VII and VIII series satellites and thereby decrease depreciation expense by approximately $60,507 for the year ended December 31, 2001.

(4)	Prior to privatization, the IGO was not subject to income taxes. Upon privatization, Intelsat, Ltd. and its subsidiaries became subject to taxes in various jurisdictions. Results of operations for the period from privatization through December 31, 2002 include a provision for these taxes. Intelsat, Ltd. and its subsidiaries also recognized a deferred tax benefit upon privatization as a result of the change in taxable status.

(5)	Basic and diluted net income per ordinary share for each of the four years ended December 31, 2001 has been computed assuming 166,666,755 ordinary shares had been outstanding for those periods. Basic and diluted net income per ordinary share for each of the five years ended December 31, 2002 also assumes that our June 4, 2002 share consolidation occurred at the beginning of the earliest period presented. On June 4, 2002, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Prior to our share consolidation, we had 500,000,000 ordinary shares outstanding and no preference shares outstanding. At December 31, 2002, we had 160,382,120 ordinary shares outstanding and no preference shares outstanding.

(6)	EBITDA, as adjusted, consists of earnings before interest, other income, taxes and depreciation and amortization. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA, as adjusted, to enhance your understanding of our operating results. We use EBITDA as one criteria for evaluating our company’s performance relative to that of our peers. We believe that EBITDA provides investors and analysts with a measure of operating results that is unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. You should not consider EBITDA as an alternative to operating or net income, determined in accordance with generally accepted accounting principles, as an indicator of our performance, or as an alternative to cash flows from operating activities, determined in accordance with generally accepted accounting principles, as an indicator of cash flows, or as a measure of liquidity.

B. Capitalization and Indebtedness

      Not applicable.

C. Reasons for the Offer and Use of Proceeds

      Not applicable.

D. Risk Factors

     Risk Factors Relating to Our Business

We experience competition both within the satellite industry and from other providers of communications capacity, such as fiber optic cable. For example, we are experiencing erosion of our point-to-point services revenue as a result of the migration of customers to fiber optic cable. Competition from other telecommunications providers could have a material adverse effect on our business and could prevent us from implementing our business strategy and expanding our operations as planned.

      We are a global operator in the fixed satellite services sector of the satellite industry. Fixed satellite services include point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed Internet access. We compete against other global and regional satellite operators and against suppliers of ground-based communications capacity. Some of our competitors may have greater financial resources than we do. In addition, if the consolidation trend in the fixed satellite services sector discussed below continues, some of our competitors in the future may have more satellite capacity than we have.

      The fixed satellite services sector is subject to consolidation and competition from other forms of communications technology, such as fiber optic cable. In addition, the increasing availability of satellite capacity and capacity from other forms of communications technology is creating an excess supply of telecommunications capacity that in certain regions has resulted in a decrease in the prices we are able to charge for our services under new service contracts and therefore has negatively affected our profitability. These trends are contributing to reduced growth rates in the fixed satellite services sector, which is currently expected to experience a flat growth rate in 2003 and to grow modestly over the next few years.

      We face challenges to our business apart from the industry trends noted above that our competitors may not face. A significant portion of our revenue is derived from point-to-point traffic. Since fiber optic cable capacity is available at substantially lower prices than satellite capacity for the same routes, competition from fiber optic cable has resulted in a migration of our point-to-point customers from satellite to fiber optic cable on certain routes. As a result, we have experienced erosion in our revenue from point-to-point services, and we expect this erosion to continue in the near term. Some of our competitors in the fixed satellite services sector have service mixes that are less dependent on point-to-point connectivity than our current service mix. Our plan to address this erosion and sustain our business includes expanding our customer base in point-to-multipoint services, such as video. However, we have historically served only a small fraction of the video segment, and we may not be able to increase our share of this market. Our ability to increase our share will depend in part on our ability to attract customers that do not currently use our system. Because some of our competitors have been able to leverage the use of their satellites by a popular broadcaster to attract other broadcasters to their satellites, a significant number of broadcasters, cable systems and consumers may have satellite access equipment already pointed at our competitors’ satellites. In addition, popular broadcasters may have long-term agreements with our competitors. We have not created the kind of broadcast distribution communities on our satellites that some of our competitors have created and may not be able to attract popular broadcasters to our system. If we are unable to create broadcast distribution communities or attract new customers in this segment, we may be unable to offset erosion in our point-to-point services revenue or to achieve future revenue growth.

      Our plan to address the erosion in our point-to-point services revenue and to sustain our business also includes introducing new integrated satellite/fiber services and providing point-to-point services in areas of the world where fiber optic cable does not yet exist or for which fiber optic cable is believed to be unsuitable. However, we may not be able to further penetrate the point-to-point services market in the regions we are targeting or to successfully introduce new integrated services. If we continue to experience the erosion of our point-to-point services business and at the same time fail to capture sufficient growth in the point-to-multipoint market or fail to increase our revenue by offering integrated services, our business could further shrink and our future revenue and profitability would be materially adversely affected.

      As discussed in more detail in a later risk factor, we are also subject to contractual restrictions on our ability to set prices for our services that may not be applicable to our competitors. As a result, we may be limited in our ability to compete with other satellite operators by reducing or increasing our prices in selected geographic or service areas.

      Failure to compete effectively within the satellite industry or failure to implement our business strategy while maintaining our existing business would result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which would restrict our access to the capital markets.

We may not be able to implement our plan for continuing to expand and enhance our service offerings to provide integrated global connectivity services.

      We plan to continue to expand and enhance our network infrastructure and service offerings to provide integrated global connectivity services to our customers. However, we may not be able to implement this strategy successfully, which may prevent us from achieving our overall strategic goals. We may have difficulties in obtaining the regulatory approvals or, if we have other unanticipated capital expenditures and require additional capital, the financing needed to deploy new infrastructure to enhance our network. Because our predecessor, the IGO, did not previously have the opportunity to develop terrestrial facilities, we may face difficulties that some of our competitors do not face in managing a complex hybrid infrastructure and providing customers with managed services and the customer support required in connection with those services. We may not be successful in implementing other facets of this business strategy, including developing our business by expanding our customer base and successfully introducing new services in our GlobalConnexSM Solutions portfolio of services. Failure to implement any of our business strategies may limit or undermine our ability to achieve our overall business plan. Any such failure could have a material adverse effect on our growth potential and increase our exposure to competition from large satellite operators and other telecommunications services providers.

The market for fixed satellite services may not grow or may shrink and therefore we may not be able to attract new customers or retain our existing customers.

      The fixed satellite services sector is currently expected to experience a flat growth rate in 2003 and to grow modestly over the next few years. However, the market for fixed satellite services may not grow or may shrink. The development of competitive technologies, such as fiber optic cable, is adversely affecting the point-to-point segment of the fixed satellite services sector, which has historically represented the largest component of our revenue. In the point-to-multipoint segment, the global economic downturn, with its impact on the broadcasting industry, and the transition of video traffic from analog to digital are contributing to reduced demand for fixed satellite services. New technologies could also adversely affect other segments of the market, including the market for integrated services that combine or are supported by satellite and terrestrial communications components. In addition, developments that we expect to support the growth of the satellite services industry, such as growth in the demand for broadband access services and the continued growth in data traffic, may fail to materialize or may not occur in the manner we anticipate.

      Because the market for satellite services may not grow or may shrink, we may not be able to attract customers for the integrated global connectivity services we are providing and the new services we intend to provide as part of our strategy to expand our business. In addition, reduced growth in the satellite services market may adversely affect our ability to retain our existing customers. A shrinking market could reduce the number and value of our customer contracts and would have a material adverse effect on our revenue and profitability, as well as on the value of our business. In addition, there would be a substantial negative impact on our credit ratings and our ability to access the capital markets.

We have several large customers, and the loss of any one of them could reduce our revenue and materially adversely affect our business. In addition, our customers are primarily telecommunications companies. Our revenue backlog and profitability may be negatively affected as a result of financial difficulties experienced by our customers in the telecommunications sector.

      In 2002, our ten largest customers and their affiliates represented approximately 45.8% of our telecommunications revenue. The loss of any of these customers could significantly affect our revenue and profitability. Based on information available to us, our ten largest customers and their affiliates, and their approximate contributions to our 2002 telecommunications revenue, were as follows:

		% of 2002
		Telecommunications
Customer	Customer Location	Revenue

COMSAT Corporation and its affiliates	United States	15.3%
Videsh Sanchar Nigam Limited	India	4.7%
Telenor Satellite Broadcasting AS and its affiliates	Norway	4.5%
British Telecommunications plc and its affiliate	United Kingdom	4.2%
Teleglobe Inc. and its affiliate	Canada	3.5%
Telkom SA Limited	South Africa	3.2%
France Telecom and its affiliates	France	2.8%
Cable and Wireless plc and its affiliates	United Kingdom	2.7%
Telefonica del Peru S.A.A., Compania Anonima Nacional de Telefonos de Venezuela, C.A., Telefonica de Espana, S.A.U and other affiliates of Telefonica, S.A.	Spain	2.6%
Reach Networks Australia Pty Limited and its affiliate	Australia	2.2%

      Our largest customer in 2002 was COMSAT Corporation, referred to as COMSAT, which, together with its affiliates, represented 15.3% of our 2002 telecommunications revenue. We have historically had a long-standing and significant customer relationship with COMSAT. On November 25, 2002, we acquired substantially all of the contracts for the sale of our capacity of COMSAT’s World Systems business unit. In connection with this acquisition, we canceled our service contracts with COMSAT World Systems, and COMSAT World Systems assigned to us its contracts for the sale of our capacity. Had this acquisition occurred as of January 1, 2002, our ten largest customers and their affiliates, and their approximate contributions to our telecommunications revenue, would have been as follows:

		% of 2002
		Telecommunications
Customer	Customer Location	Revenue

WorldCom, Inc. and its affiliates	United States	5.9%
Comsat General Corporation, the Government Systems business unit of Lockheed Martin Global Telecommunications and their affiliates	United States	5.6%
Videsh Sanchar Nigam Limited	India	4.7%
Telenor Satellite Broadcasting AS and its affiliates	Norway	4.6%
British Telecommunications plc and its affiliate	United Kingdom	4.6%
AT&T Corp. and its affiliates	United States	3.8%
Teleglobe Inc. and its affiliate	Canada	3.5%
Verestar, Inc. and its affiliate	United States	3.5%
Telkom SA Limited	South Africa	3.3%
Cable and Wireless plc and its affiliates	United Kingdom	3.0%

      The service contracts assigned to us in connection with the COMSAT transaction include contracts with WorldCom, Inc., which is now our largest customer, and with AT&T Corp., Verestar, Inc. and Sprint Corporation. We may not be able to maintain the same volume of business with these new customers as we have historically enjoyed with COMSAT. If we are not able to maintain the same volume of business or the same pricing levels with these new customers, it could have a significant negative impact on our revenue and profitability.

      Most of our customers are telecommunications companies, and the telecommunications sector has been experiencing a downturn. To the extent the credit quality of our customers who are telecommunications carriers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results. In addition, our expected future revenue from customers who are experiencing financial difficulties may be at risk.

      For example, WorldCom, Inc. and Teleglobe Inc. are customers of ours that have been experiencing financial difficulties, as has our Brazilian customer described below. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Our telecommunications revenue generated from WorldCom, Inc. and its affiliates as direct customers was $7.3 million, or 0.7%, for the year ended December 31, 2001 and $10.7 million, or 1.1%, for the year ended December 31, 2002. Prior to the closing of the COMSAT transaction, WorldCom, Inc. purchased our capacity primarily from COMSAT. We understand from Lockheed Martin Corporation, COMSAT’s parent company, that WorldCom, Inc. accounted for approximately $60 million of COMSAT’s revenue from the sale of our capacity in 2001 and for approximately $47.8 million of COMSAT’s revenue from the sale of our capacity for the period from January 1, 2002 to the date of closing of the COMSAT transaction described above. On a pro forma basis, WorldCom, Inc. and its affiliates would have accounted for approximately 6% of our revenue in each of the years ended December 31, 2001 and 2002 had the COMSAT transaction occurred as of January 1, 2001. As of December 31, 2002, WorldCom, Inc. and its affiliates accounted for $101.2 million, or 2.5%, of our backlog. In addition, at December 31, 2002, we had receivables of $10.1 million due from WorldCom, Inc. and its affiliates, of which $9.8 million was reserved for in our allowance for doubtful accounts. Of the $10.1 million in receivables from WorldCom, Inc. and its affiliates, $8.6 million relates to pre-petition receivables. The loss of WorldCom, Inc. as a customer would reduce our revenue and backlog and could materially adversely affect our business.

      One of our Brazilian customers has been experiencing financial difficulties. As a result of these difficulties, we decided at the end of 2002 to exclude from our backlog the amounts associated with this customer. The reduction in our December 31, 2002 backlog associated with this customer was $206.2 million.

This reduction has had a negative impact on our expected future revenue and profitability. If we were to exclude from backlog amounts associated with other customers that are experiencing financial difficulties, our revenue and profitability would be further negatively impacted.

      On May 15, 2002, Teleglobe Inc. filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. Telecommunications revenue generated from Teleglobe Inc. and its affiliates was approximately $41.7 million in 2000, $47.8 million in 2001 and $35.1 million in 2002. Our revenue and profitability would be negatively impacted if Teleglobe Inc.’s financial difficulties result in the loss of Teleglobe Inc. as a customer.

      On August 21, 2002, our subsidiary Intelsat Global Sales & Marketing Ltd., referred to in this annual report as Intelsat Global Sales, entered into a share purchase agreement with Teleglobe Inc. The closing of the share purchase transaction occurred on September 20, 2002. In connection with the share purchase transaction, Intelsat Global Sales agreed to terminate some of Teleglobe Inc.’s and its affiliate’s service orders with us. These terminated service orders represented approximately $47.4 million, or 1%, of our backlog as of the closing date of the share purchase transaction. As of December 31, 2002, Teleglobe Inc. accounted for approximately $131.7 million, or 3%, of our backlog. The reduction in our backlog due to the termination of service orders pursuant to the share purchase transaction had a negative impact on our profitability in 2002. If Teleglobe Inc.’s financial difficulties result in a further reduction in our backlog, our revenue and profitability would be further negatively impacted.

We may not be able to enter into strategic transactions or integrate new businesses successfully into our business, which may prevent us from implementing our current strategies to grow our business. In addition, our strategy to position ourselves for leadership in potential growth businesses related to the fixed satellite services sector may not succeed if we are unable to identify suitable investments or if the businesses in which we invest fail to perform as expected.

      Our ability to complete strategic transactions is central to the successful implementation of our business strategies, including our strategies to provide enhanced landmass coverage of strategic geographic regions and to broaden our customer base. Our strategies also include positioning ourselves for leadership in businesses related to the fixed satellite services sector that we believe represent longer-term opportunities for growth as next-generation services are developed and as the market for satellite services evolves. Acquisitions, joint ventures, partnerships or similar transactions may enable us to meet our strategic goals more quickly than otherwise would be possible based on our own internal growth. We could be prevented from or significantly delayed in achieving our strategic goals if we are unable to enter into strategic transactions or to integrate new businesses successfully into our business or if investments we make in businesses related to the fixed satellite services sector do not perform as expected.

      Our ability to engage in strategic transactions depends in the first instance on our ability to identify suitable transactions and partners. For example, we may not be able to identify successfully the businesses related to the fixed satellite services sector that are likely to succeed in providing next-generation services, such as broadband services, once the market for these services develops or the businesses that will be successful within growing markets, such as the market for direct-to-home transmission of television programming. In addition, we may not be able to complete any strategic transaction that we identify. Successful completion of any transaction depends on a number of factors that are not entirely within our control, including our ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. Finally, we must be able to obtain the necessary financing for any strategic transaction, which we may be unable to do on the terms and within the timeframe that would permit a transaction to proceed. If any of these factors prevents us from completing strategic transactions to promote our business strategy, we may not be able to expand our business in the manner and on the schedule that we have planned.

      We may incur significant costs arising from our efforts to engage in strategic transactions. These costs may exceed the revenue that we realize from a given transaction. Moreover, these expenditures may not result in the successful completion of a transaction. Our management may be diverted from operating our business while completing, or trying to complete, a strategic transaction or while assimilating a new business, which may cause our existing business to suffer. In addition, depending on how any such transaction is structured, there may be an impact on our capital structure.

      Even if we do complete one or more strategic transactions, any such transaction may not provide the benefits we had anticipated. For example, we might lose key personnel from an acquired business or be unable to integrate successfully the personnel and operations of a new business. Moreover, we might fail to discover liabilities of a business or operating or other problems prior to completing a transaction. We could experience adverse accounting and financial consequences, such as the need to make large provisions against the acquired assets or to write down acquired assets. We might also experience a dilutive effect on our earnings. With respect to our strategy to invest in potential growth businesses related to the fixed satellite services sector, any businesses in which we invest may not perform as expected. For example, we have entered into an agreement to invest in Wildblue Communications, Inc., which plans to offer broadband Internet access services in the continental United States via Ka-band satellite, and have made an indirect investment in Galaxy Satellite Broadcasting Limited, which plans to provide a pay television service in Hong Kong. The opportunities for longer-term growth that we expect in these businesses may fail to materialize. In addition, the market demand for the services to be offered by these companies may be insufficient or the services offered by these companies’ competitors may be superior in terms of quality or price. These companies may experience delays in implementing their business strategies or may be unable to access sufficient capital to meet their operating and financing needs.

      We may not be able to complete strategic transactions successfully in accordance with our business strategy, and any strategic transactions that we do complete may not promote our business strategy, may negatively affect the value of our business or may adversely affect our prospects for long-term growth.

We may not be able to raise adequate capital to finance part or all of our currently planned business strategy or to respond to changes in technology, products or services or to the competitive environment.

      Implementation of our business strategy, including our plans to expand our business by introducing new services and to enter into strategic transactions, will require a substantial outlay of capital. We expect our capital expenditures to total approximately $350 million in 2003. Although we currently expect that substantially all of our capital requirements in 2003 will be funded by operating cash flows, we may need to raise capital from external sources, including from the capital markets, to finance currently unplanned strategic transactions. Absent any such transaction, we currently estimate that we will not need external funding to execute our business plan other than for working capital.

      The availability of external financing depends on a number of factors, including general economic and market conditions, investor perception of our industry and the individual appeal of our business to investors. We expect that there will be significant competition for opportunities and capital resources in the global satellite communications market. Many of our competitors are committing substantial capital and, in some instances, forming alliances to strengthen their market positions. We do not know how successfully we will be able to compete with other businesses in our industry for available external financing. The actual amount of funds necessary to implement our business strategy may exceed our current estimates, and we may be unable to raise the full amount of capital that we need. We may also need to raise funding in connection with the completion of any strategic transaction. Depending on how much financing we obtain in the form of borrowings, we could experience ratings downgrades that could increase the cost of such financings or make such capital unavailable to us.

      If we are unable to obtain funding from external sources, we may not have sufficient capital to finance fully our current business strategies and may have to forego some elements of these strategies. For example, we may be prevented from completing a strategic acquisition that is important to our business plan.

We may not be able to meet our planned schedule for launching or commencing operations of our new satellite. Extensive delays in the launch or commencement of operations of new satellites could affect our ability to generate revenue.

      We may not be able to launch new satellites as planned. Satellite launches may be delayed for several reasons, including delays in the manufacture of satellites or launch vehicles or the periodic unavailability of optimum launch dates. We may also experience delays or be unable to deploy new satellites as a result of our inability to obtain necessary regulatory approvals or our inability to obtain required financing.

      Significant delays in the manufacture of a satellite could result in the unavailability of a launch date at the time the satellite is delivered and ready to be launched. In late 2002, we terminated the portions of a construction contract relating to one of the satellites that we had ordered due to the manufacturer’s significant postponement in the delivery date of the satellite. In addition, we are experiencing delays in the manufacture of the one satellite we currently have on order. Any prolonged inability to launch new satellites may adversely affect our ability to maintain continuity of service to our customers, resulting in reduced revenue and a reduction in our backlog.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. The loss of a satellite due to launch failure could result in significant delays, which could negatively impact our business plans and could reduce our revenue.

      We may experience launch failures with respect to future satellites that could result in the partial or total loss of a satellite. Satellite construction and launch involve complex processes and technology, and we rely on contractors for both the manufacture and the launch of our satellites. Even if launched into orbit, a satellite may fail to enter into its designated orbital location or we may use more fuel than planned to place a satellite into its orbital location and, as a result, reduce the orbital maneuver life of the satellite.

      Since 1975, we and our predecessor, the IGO, have launched 50 satellites. Four of these 50 satellites were destroyed as a result of launch failures. In addition, one of these 50 satellites did not achieve the correct orbit upon its launch but was later rescued and placed into the correct orbit. We also experienced several launch failures during the 1960s and early 1970s. We currently plan to launch one additional satellite by late 2003 or early 2004. This satellite is the 10-02 satellite, which is in our Intelsat X series. Launch failure rates vary according to the launch vehicle used. We intend to use a Proton M/ Breeze M launch vehicle for the launch of our Intelsat X series satellite. The Proton M/ Breeze M launch vehicle has been used to launch only two satellites, and may present a higher risk of launch failure than other launch vehicles.

      The loss of a satellite due to launch failure could result in significant delays. The construction of a satellite typically takes more than three years. Even after the satellite has been manufactured, an appropriate launch date may not be available at that time. Any significant delay in the commencement of service of a satellite due to a launch failure would delay and could potentially permanently reduce the revenue anticipated to be generated by the satellite and could give our customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our strategic business plans.

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue.

      Satellites are subject to in-orbit failures after they have been successfully put into operation. Potential in-orbit failures that could affect our satellites include circuit and transponder failures and solar array and battery cell failures. Other potential failures include satellite control system failures and propulsion system failures. Failures can result from manufacturing errors or operational errors and can degrade performance, reduce available capacity or decrease the orbital maneuver lives of the affected satellites. Military action or acts of war, anti-satellite devices, electrostatic or solar storms and collision with space debris or micro-meteoroids could also damage our satellites. We may experience future failures or performance degradation on any of our satellites as a result of any of these or other events.

      We have experienced some technical problems with our current satellite fleet. The most significant in-orbit losses that have impacted our current fleet are the failures of several battery cells on our 706 and 709 satellites. These failures reduce the energy available for operating the 706 and 709 satellites during eclipse periods when the sun is not visible to the satellites. A satellite relies on its battery power during solar eclipse periods, which occur twice per year and can last up to 72 minutes per day over a period of 45 days. Due to the battery cell failures, the ability of the 706 and 709 satellites to carry full traffic loads during solar eclipse periods has been negatively impacted. Another significant in-orbit loss impacting our current fleet is the result of the damage to the north solar array structure of our 801 satellite that occurred in March 1997. This damage has reduced the orbital maneuver life of the satellite, which resulted in a reduction in the depreciable life of the satellite. In addition, the satellite is at risk of further structural damage to its north solar array. Due to the solar array damage that occurred in March 1997, some of the 801 satellite’s thrusters are being used beyond their design parameters to control the satellite. One of these thrusters has already experienced degraded performance. Should the satellite’s redundant thruster also experience degraded performance, we may no longer be able to control the 801 satellite adequately for commercial services. We also have experienced technical problems with other satellites in our fleet. Most of these problems have been component failures and anomalies. Because our satellites are designed to accommodate an anticipated rate of equipment failure, the technical problems experienced with the other satellites in our fleet have not had a significant impact on the availability of our satellite capacity to date. However, this may not continue to be the case. Our satellites may experience technical problems in the future related either to the failures or anomalies that have already occurred or to other failures. In addition, our 10-02 satellite, which will be the first in its series to be launched, may face a slightly greater risk of in-orbit failures than a satellite that is not the first in its series to be launched, as the 10-02 satellite includes systems and components that have not been used previously in orbit. We have attempted to minimize this risk through the use of testing and qualification requirements that we believe exceed the recommendations of most manufacturers and through thorough on-site monitoring of the construction and testing of the 10-02 satellite. However, we cannot be certain that the measures we have taken to mitigate this risk will be successful. Significant in-orbit failures could put at risk the revenue from the satellites suffering these failures to the extent that we are unable to move traffic on the affected satellites to other satellites.

Our insurance for the in-orbit operations of our satellites and for future satellite launches will not protect us against all satellite-related losses. In addition, we do not have in-orbit insurance coverage for all of our satellites, and we may not renew our current in-orbit insurance coverage. A partial or total loss of a satellite could have a material adverse effect on our business.

      Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet.

      We currently have insurance covering the in-orbit operations of 11 of our 24 satellites. Accordingly, we would have to bear the entire cost of any loss to the 13 satellites for which we do not have in-orbit insurance coverage. The net book value of these 13 satellites as of December 31, 2002 was $586.6 million. In addition, under the terms of our insurance policy for 7 of the 11 satellites that we currently insure, we co-insure $100.0 million of the net book value of each satellite, and the insurers cover the balance of the net book value, excluding capitalized performance incentives relating to the satellites. Accordingly, if any significant loss occurred to one of these seven satellites, we would bear up to $100.0 million of the cost, as well as the cost of any capitalized performance incentives. Our current insurance for the remaining 4 of the 11 satellites that we insure does not contain a co-insurance requirement but also does not include capitalized performance incentives for the period of in-orbit operations.

      Our in-orbit insurance policy with the $100.0 million co-insurance requirement for seven of our satellites, the Intelsat 706, 707, 802, 805, 901, 902 and 904 satellites, continues until November 8, 2003. Our current insurance coverage for the 903, 905, 906 and 907 satellites, which has no co-insurance requirement, expires one year after each satellite’s launch date. Upon the expiration on March 29, 2003 of the current insurance coverage for the 903 satellite, this satellite will be covered by the policy with the $100.0 million co-insurance requirement described above until that policy’s expiration on November 8, 2003. Upon the expiration of the current insurance coverage for each of the 905 and 906 satellites, each will then be covered by the policy with the $100.0 million co-insurance requirement until that policy’s expiration. The 907 satellite will be insured for its first year of in-orbit operations, with no co-insurance requirement, through February 14, 2004. We may determine not to obtain replacement insurance when the in-orbit insurance coverage for any of our satellites expires. We also may not seek to obtain in-orbit insurance for any of our future satellites. Any determination we make as to whether to purchase additional insurance will depend on a number of factors. These factors include the availability of insurance in the market and the cost of available insurance. We will also consider the exclusions to coverage, if any, required by insurers and the other terms and conditions upon which insurance is available. Our ability to provide back-up capacity from available satellites and our historical experience with launch and in-orbit malfunctions will also be considered.

      Even if we seek to extend the in-orbit insurance coverage for our currently insured satellites, or seek to obtain new in-orbit insurance coverage for future satellites, we may not be able to obtain this insurance on reasonable terms and conditions. Moreover, this insurance coverage may be costly, if available at all. Costs for in-orbit insurance have increased due to events affecting the insurance industry, including the September 11, 2001 terrorist attacks in the United States, launch vehicle failures and in-orbit failures of satellites owned by some of our competitors. The condition of the insurance market may not return to its position before these events, and may even deteriorate further. The cost for us to obtain in-orbit insurance could further increase in the future for a number of other reasons. For example, costs could increase as a result of the failure or degradation of performance of one of our in-orbit satellites or the failure of a similar satellite owned by another operator.

      At this time, we intend to obtain insurance for the launch of our 10-02 satellite, but we may not be able to obtain this insurance on reasonable terms and conditions, if at all. Costs for satellite launch insurance have increased due to the events affecting the insurance industry mentioned above. The cost for us to obtain launch insurance could further increase in the future for a number of reasons. For example, costs could increase as a result of a launch failure involving a launch vehicle that is the same as, or similar to, a launch vehicle that we intend to use.

      Even where we have obtained launch and in-orbit insurance for a satellite, this insurance coverage will not protect against all losses to the satellite. Our current insurance policies contain specified exclusions and material change limitations. These exclusions relate to losses resulting from acts of war, insurrection or military action, as well as lasers, directed energy beams, or nuclear or anti-satellite devices. These exclusions also relate to losses resulting from government confiscation and nuclear reaction or radioactive contamination. Our in-orbit insurance policy with the $100.0 million co-insurance requirement contains exclusions for losses relating to acts of terrorism and to specified problems we have experienced on three satellites covered by the policy. In addition, our insurance does not protect us against lost or delayed revenue, business interruption or lost business opportunities. The total or partial loss of an uninsured satellite would cause us to recognize a loss equal to the book value of any such total loss or, in the case of a partial loss, equal to the proportion of the satellite’s book value corresponding to such partial loss.

      We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

We may not be able to attract and retain qualified personnel, which may negatively impact our ability to operate and maintain our satellite fleet, to sustain our business and to implement our business strategy.

      We rely on management, professional and other personnel with significant experience in the global telecommunications market and the fixed satellite services sector to maintain our satellite fleet and manage our business. The success of our business depends in part on the skills, experience and efforts of these individuals. If we are not able to attract and retain qualified personnel, our ability to operate and maintain our satellite fleet, to sustain our business or to implement our business strategy could be negatively impacted.

      The construction, launch and in-orbit operations of a satellite involve complex processes and technology. We and other satellite operators compete for the services of those individuals with the skills needed to operate and manage a satellite fleet. If we are not able to attract and retain qualified technical personnel, the quality of our services and reliability of our satellite fleet may be negatively impacted. We believe that our history of high-quality, reliable service is a leading contributing factor to our ability to attract and retain our customers. Any sustained degradation in the quality or reliability of our services could result in the loss of customers, which would negatively impact our revenue and profitability. We also rely on experienced management, sales and other personnel to manage our technical staff, global customer base and business operations, as well as to implement our business strategy. The success of our business depends in part on our ability to attract and retain such personnel with an understanding of the technical aspects of our business and experience in the global telecommunications market. If we are not able to attract and retain such personnel, we may face difficulties in sustaining our business and implementing our business strategy, which could negatively impact our revenue and profitability.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

      We are a Bermuda-based company and believe that a significant portion of the income derived from our communications network will not be subject to tax in Bermuda, which currently has no corporate income tax, or in other countries in which we conduct activities or in which our customers are located, including the United States. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. For example, we and our non-U.S. subsidiaries intend to conduct our operations so that we and our non-U.S. subsidiaries are not engaged in a trade or business within the United States and therefore do not earn income effectively connected with such a business that would be subject to U.S. federal income tax. However, the U.S. Internal Revenue Service may not agree that we and our non-U.S. subsidiaries have not engaged in a trade or business within the United States. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, our operations and payments due to us may be affected by changes in taxation, including retroactive tax claims or assessments of withholding on amounts payable to us or other taxes assessed at the source, in excess of the taxation we anticipate based on business contacts and practices and the current tax regimes. If we become subject to a significant amount of unanticipated tax liabilities, it could have a material adverse effect on our results of operations.

We are dependent on distributions from our subsidiaries to make payments on Intelsat, Ltd.’s outstanding debt. All of Intelsat, Ltd.’s outstanding debt will be effectively subordinated to all existing and future liabilities and other obligations of Intelsat, Ltd.’s subsidiaries and will be effectively subordinated to any and all of Intelsat, Ltd.’s future indebtedness that is secured.

      Intelsat, Ltd. is a holding company and therefore depends on dividends, distributions and other payments from its subsidiaries to fund all payments on its debt obligations, including its obligations to make payments on its $600.0 million 7 5/8% Senior Notes due 2012, its $200.0 million Dragon bond 6 5/8% Notes due 2004, its $200.0 million Eurobond 8 3/8% Notes due 2004 and its $200.0 million Eurobond 8 1/8% Notes due 2005. Intelsat, Ltd.’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the indebtedness of Intelsat, Ltd. or to make any funds available to Intelsat, Ltd. to do so. Intelsat, Ltd.’s subsidiaries may in the future become parties to credit agreements that contain various financial and operating covenants that restrict the payment of dividends or other distributions. Moreover, Intelsat, Ltd.’s right to participate in a distribution of assets of any of its subsidiaries, whether in liquidation, reorganization or otherwise, will be subject to the prior claims of the creditors of that subsidiary. The ability of holders of Intelsat, Ltd.’s outstanding debt to benefit from distributions of assets from Intelsat,

Ltd.’s subsidiaries will also be subject to those prior claims. Thus, if any subsidiary of Intelsat, Ltd. becomes bankrupt or insolvent, its assets would be used to satisfy its own liabilities and obligations before Intelsat, Ltd. could use those assets to make payment on its liabilities and obligations, including the outstanding public indebtedness of Intelsat, Ltd. noted above. Consequently, Intelsat, Ltd.’s outstanding indebtedness will be effectively subordinated to all existing and future liabilities and obligations of Intelsat, Ltd.’s subsidiaries. To the extent that Intelsat, Ltd. is a creditor of a subsidiary, its claims would be effectively subordinated to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Intelsat, Ltd. Intelsat, Ltd.’s outstanding indebtedness will also be subordinated to any of its future indebtedness that is secured by its assets or property to the extent of these assets or property.

Our business, including the operation of our satellites, may be vulnerable to acts of terrorism.

      Our network may be vulnerable to acts of terrorism. If the facilities we use for operating our satellite fleet and managing the communications services that we provide to our customers become disabled, it would be necessary for us to move personnel to our back-up facility, which is unmanned, in order to control our satellites and continue providing service to our customers. We may not be able to avoid interruption of service if the facilities we use to operate our system are disabled by a terrorist attack. In addition, acts of terrorism could occur that might temporarily or permanently disable our system from operating altogether. Any acts of terrorism that substantially or totally disable our system would cause a loss of revenue, reducing our profitability, and would result in the recognition of a loss for any uninsured assets that are substantially or totally disabled.

We are subject to risks due to the unique international nature of our operations.

      We provide communications services in over 200 countries and territories, and we believe that this distinguishes us from our competitors. Accordingly, we may be subject to greater risks than our competitors as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide service. If we ever need to pursue legal remedies against our customers or our business partners located outside of Bermuda, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them.

      Most of our customers are required to pay for our services in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers. In addition, our non-U.S. customers may have difficulty obtaining or exporting U.S. currency due to currency exchange controls. For example, because of the current uncertainty in the Argentine economy, the Argentine government has from time to time imposed restrictions on the remittance of payments abroad. Any such restrictions could put some of our backlog represented by contracts with Argentine customers at risk.

     Risk Factors Relating to Our Privatization

The amendments to the INTELSAT Agreement necessary to enable the IGO to privatize have not been formally ratified and are being provisionally applied pending ratification.

      The INTELSAT Agreement, the international treaty that formally created the IGO, was required to be amended in order for the IGO to privatize. Formal ratification of the amendments to the INTELSAT Agreement has not yet occurred. Until these amendments are formally ratified, there is a risk that the legal validity of our privatization could be challenged.

      Formal entry into force of the amendments to the INTELSAT Agreement requires approval by the IGO’s Assembly of Parties, a governing body of the IGO, which has been obtained. It also requires formal ratification by the IGO’s member states, referred to as the Parties. Formal ratification of the amendments by a Party is carried out in accordance with the domestic laws of that Party. In many cases, this process requires legislative or comparable action by the applicable governmental body and may be lengthy. Because the ratification process was expected to be lengthy and the Assembly of Parties wanted to proceed with the IGO’s privatization, the Assembly of Parties decided to provisionally apply, or rapidly implement, the amendments to the INTELSAT Agreement with effect from July 18, 2001, pending formal entry into force of these amendments. Provisional application is an accepted principle of international law permitting rapid implementation of a treaty or other intergovernmental agreement pending its formal ratification.

      Until the amendments to the INTELSAT Agreement are formally ratified, there is a risk that a Party or another person or entity might attempt to challenge the provisional application of the amendments. Based on legal opinions that we received in connection with our privatization and based on prior use of the principle of provisional application in international law, we believe that provisional application is a legally valid and sustainable method of implementing our privatization pending formal ratification of the amendments. Nevertheless, if a challenge were to occur, a tribunal could determine that the principle of provisional application was not a legally valid method of implementing our privatization. If it was determined by a tribunal that provisional application was not legally valid, we believe that the tribunal would uphold the privatization on other legal grounds, including that the Assembly of Parties, acting within its authority, validly authorized the transfer of the IGO’s assets to us. However, we cannot be certain that a tribunal would either uphold provisional application or uphold our privatization on other legal grounds.

      If a tribunal did not uphold the provisional application of the amendments to the INTELSAT Agreement, we believe, based on legal opinions that we have received as well as the provisions of the INTELSAT Agreement, that the only remedy available in the event of such a challenge would be for a challenging Party to withdraw from the IGO, which is referred to post-privatization as ITSO. In this event, we believe that the withdrawing Party might be entitled to some portion of the assets of ITSO at the time of withdrawal but would not be entitled to any portion of our assets. However, we cannot be certain that a successful challenge to provisional application would not have a material adverse effect on our business overall.

We believe that our business may have realized certain advantages as a result of being operated by the IGO. Our business no longer enjoys these advantages following the privatization. In addition, we have a limited operating history as a private company and may not develop the capabilities needed to operate effectively as a private company.

      Prior to July 18, 2001, our business was operated by the IGO. We believe that our business may have realized advantages as a result of being operated by the IGO. The loss of these advantages upon our privatization may adversely affect our business.

      The IGO’s owners held investment share in the IGO and were also the IGO’s principal customers. Our shareholders, who were the IGO’s owners before privatization, accounted for approximately 88% of our telecommunications revenue in 2000 and 89% in 2001. Because the IGO’s owners received investment share in the IGO based on their percentage use of the IGO’s satellite system, many of our customers had an incentive to use the IGO’s system. As a result, being operated as an IGO may have provided a competitive advantage to our business. Because our customers’ ownership of our ordinary shares is no longer connected to their use of our system, our customers may increase their use of the systems of other telecommunications services providers. In 2002, our shareholders accounted for approximately 78% of our telecommunications revenue. We believe that the decline in the percentage of our telecommunications revenue attributable to our shareholders is based on a number of factors. These factors include the fact that some entities have sold their shares in us and are no longer our shareholders even though they are still our customers, the transfers by our shareholder customers of traffic to the systems of our competitors or to ground-based communications alternatives, and the decrease in the capacity requirements of our shareholder customers due to the general downturn in the telecommunications sector and the optimization of their own networks. We do not know the extent to which this decline is attributable to our shareholders’ usage of the systems of our competitors, and we do not know the extent to which this trend will negatively impact our future revenue and profitability.

      As a public intergovernmental organization, the IGO also enjoyed privileges, exemptions and immunities when operating in many of its member states, including the United States. The privileges, exemptions and immunities enjoyed by the IGO included immunity from government regulation and from competition laws, as well as tax exemptions. In addition, in many of the IGO’s member states, officers and employees of the

IGO had immunity from suit and legal process relating to acts performed by them in their official capacities. Our business benefited from these privileges, immunities and exemptions and, following our privatization on July 18, 2001, we are no longer entitled to these benefits.

      In addition to the loss of these advantages as a result of our privatization, we no longer enjoy the financial backing of holders of investment share in the IGO, which virtually ensured the IGO’s ability to access the capital markets. The IGO also acted as trustee of its owners’ investment share, which served as collateral for telecommunications services fees owed to us by these owners. We no longer have the benefit of this collateral.

      We have been operating our business as a private company for a limited period of time. It is uncertain whether we will be able to develop the capabilities needed to operate effectively as a private company. Since as the IGO we were prohibited from engaging in activities that we are now pursuing or plan to pursue as a private company and since as the IGO we enjoyed privileges, exemptions and immunities from government regulation, in order to operate effectively as a private company, we must develop organizational capabilities that were not required of us as an intergovernmental organization. If we are not able to make a successful transition from operating our business as an intergovernmental organization to operating as a private company, it may have a material adverse effect on our business.

Some provisions of the service agreements we entered into with customers as part of our privatization are unfavorable to us.

      In connection with our privatization, we entered into various contractual arrangements with our customers that contain provisions that are unfavorable to us. These contractual arrangements may limit our flexibility in marketing our services and introducing new service offerings.

      We have agreed to provide most favored customer, or MFC, protection for the customer service commitments that were transferred from the IGO to our Intelsat Global Sales subsidiary pursuant to novation agreements. If we offer another customer a price on substantially similar satellite services that is more than 5% lower than the price the customer with MFC protection is currently paying for those services, then we are required to offer that lower price on like terms to the customer with MFC protection. Satellite services are considered to be substantially similar if they have the same or comparable nine contract parameters, including service term and bandwidth. Approximately 49% of the outstanding customer commitments represented in our December 31, 2002 backlog are entitled to MFC protection. MFC protection continues for up to five years after July 18, 2001. Accordingly, the MFC protection provision restricts our ability to set prices freely over the five-year period starting July 18, 2001 and may inhibit us from reducing the prices that we charge to our customers. This limitation could materially adversely affect our ability to respond to competition in a particular geographic or service area.

      We have also agreed to provide price protection for some of our customers, primarily those from low income or low teledensity countries, pursuant to lifeline connectivity obligation, or LCO, contracts. These customers have elected to have LCO protection instead of MFC protection with respect to particular service commitments. Approximately 23% of the outstanding customer commitments represented in our December 31, 2002 backlog are LCO-protected. LCO protection provides a customer the right to renew a covered service commitment at a price no higher than the price charged for that service on the privatization date. In some circumstances, we may be required by an LCO contract to reduce our prices for a covered service commitment. LCO protection can continue until July 18, 2013. Until LCO protection expires, it may adversely affect our revenue.

      We also agreed to enter into non-exclusive service distribution agreements, referred to as the Distribution Agreements, with our customers who wanted to be authorized distributors of services ordered from us after privatization. The Distribution Agreements place conditions on our ability to engage in some types of retail activities during the initial five-year term of the agreements. These retail business restrictions could hinder or delay our ability to provide new types of services to our customers, to pursue strategic transactions or to implement our other business strategies. The Distribution Agreements also contain a non-discriminatory treatment provision that requires us to treat all of our similarly situated distributors in a non-discriminatory fashion with respect to our services. Accordingly, the Distribution Agreements restrict our ability to offer services to our customers at different prices or according to different terms and conditions. Because customers have the option of renewing the initial five-year term of the Distribution Agreement for another five years, we may be subject to these restrictions for up to ten years after July 18, 2001.

      Because the contractual restrictions described above limit our flexibility in the operation of our business and the execution of our business strategy, they could have a material adverse effect on our ability to compete effectively and to implement our business strategies, as described above.

     Risk Factors Relating to Regulation

Successful deployment of our satellites depends upon our ability to obtain final regulatory authorization to operate our satellites at certain locations. If we do not obtain all of the final authorizations necessary to complete our satellite deployment plans on schedule, we will not be able to implement our business strategy and expand our operations as we currently plan.

      The operation of our existing and currently planned satellites is regulated by the U.S. Federal Communications Commission, referred to as the FCC. We have obtained conditional authorization from the FCC to operate our existing satellites and to construct, launch and operate our planned additional satellite. Our ability to successfully deploy our satellites according to our plans depends on our ability to obtain final authorization from the FCC in connection with our existing and planned satellites. Final FCC authorization for our satellites is conditioned on our compliance with the initial public offering requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act, known as the ORBIT Act, described in the risk factor below. If we do not obtain final FCC authorization for our existing satellites and for the construction, launch and operation of our future planned satellites, we would not be able to operate our satellites unless we obtained authorization from another licensing jurisdiction and therefore may not be able to continue as a going concern.

      The FCC reserves the right to require a satellite to be relocated to a different orbital location if it determines that relocation is in the public interest. In addition, if we do not place a satellite into service in a designated orbital location by the deadline set by the FCC, our rights to this orbital location could expire or be revoked by the FCC. The satellites in our fleet receive and transmit signals using two portions of the electromagnetic spectrum, called the C-band and the Ku-band. The C-band refers to a range of frequencies in this spectrum from approximately 3,625 MHz to 6,425 MHz, and the Ku-band refers to frequencies from approximately 10,950 MHz to 14,500 MHz. If we lose our rights to any of our current 22 C- and Ku-band orbital locations, the location would be returned to the International Telecommunication Union and would become available for use by another satellite operator. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our C-band or Ku-band orbital locations could significantly affect our plans and our ability to implement our business strategy. Loss of an orbital location could cause us to lose the revenue from services located at that orbital location to the extent these services cannot be provided by satellites at other orbital locations.

We may not be able to complete an initial public offering of equity securities on the terms or schedule that meet the requirements of the ORBIT Act. Failure to comply with the ORBIT Act could limit the types of services we are permitted to provide to U.S. customers.

      Under the ORBIT Act, we are required to make an initial public offering of equity securities by no later than December 31, 2003 that “substantially dilutes” the ownership interest in our company held by the IGO’s former Signatories, which were its primary owners. Pursuant to its authority under the ORBIT Act, the FCC will review our initial public offering of equity securities and make a determination as to whether it complies with the requirements of the ORBIT Act.

      The ORBIT Act’s criteria for our initial public equity offering are subject to interpretation by the FCC, and we cannot be certain how the FCC will interpret these criteria. For example, the ORBIT Act does not provide the FCC with any specific guidance of what would constitute a “substantial dilution”, and therefore we cannot be certain of what level of dilution the FCC will deem sufficiently substantial.

      The ORBIT Act sets a deadline for our initial public offering of equity securities of December 31, 2003. This deadline was extended from the prior deadline of December 31, 2002 pursuant to an amendment to the ORBIT Act enacted on October 1, 2002. The current December 31, 2003 deadline may be extended to June 30, 2004 by the FCC. Because of the deadline imposed by the ORBIT Act, we may be required to conduct our initial public equity offering at a time when market conditions for the offering are unfavorable.

      Even if we complete our initial public equity offering prior to the ORBIT Act’s deadline, the FCC may determine after completion of the offering that it has not resulted in a “substantial dilution” of the former Signatories’ ownership in our company, or that it has failed to comply with the requirements of the ORBIT Act in some other way. If the FCC determines that we have failed to conduct our initial public equity offering with the results and by the time required by the ORBIT Act, the ORBIT Act directs the FCC to impose limitations on or deny our applications for satellite licenses and for the renewal thereof. The FCC could also restrict our ability to provide “non-core services” to customers in the United States. “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. Accordingly, we could be prevented from providing services such as Internet access, high-speed data transmission and video services to our U.S. customers. If we were prevented from providing these services, it would have a significant impact on our revenue and the value of our business. In 2002, revenue derived from our provision of services to the U.S. market that we believe would be characterized as “non-core services” for purposes of the ORBIT Act were approximately $125.0 million. We would also be unable to implement important aspects of our business strategy, including our strategy to expand our customer base for video applications. Finally, we may not obtain the final FCC authorization for our existing satellites, as described in the preceding risk factor.

The results of any International Telecommunication Union coordination process may interfere with our use of orbital locations for our future satellites or prevent us from operating satellites in those orbital locations as contemplated by our business plan. Also, our rights to orbital locations may change or expire.

      We are required to coordinate the use of our satellites at particular orbital locations through the International Telecommunication Union coordination process in order to prevent interference between our satellite system and other existing or planned satellite systems. The coordination process may result in modifications of our proposed coverage areas or satellite deployment plans. We may be required to accept modifications that significantly restrict our use of a particular orbital location, possibly to the extent that our use of the orbital location would no longer be financially viable. Moreover, the coordination of our future satellites may not be successful and may not allow us to operate our satellites in accordance with our desired satellite deployment plans.

      In accordance with the Radio Regulations of the International Telecommunication Union, the FCC has reserved on our behalf rights to 22 C-band and Ku-band orbital locations. Our in-orbit satellites do not currently occupy all of these orbital locations. If we are unable to place satellites into currently unused orbital locations by specified deadlines imposed by the International Telecommunication Union or the FCC, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. As noted above, we cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our C-band or Ku-band orbital locations could significantly affect our plans and impact our ability to implement our business strategy. Such a loss could therefore have a material adverse effect on our revenue and profitability, as well as on the value of our business.

      The Radiocommunications Agency of the U.K.’s Department of Trade and Industry has reserved on our behalf the rights to nine Ka-band orbital locations. We currently do not have any Ka-band satellites, and therefore we are not currently utilizing any of these orbital locations. Under the Radio Regulations of the International Telecommunication Union, which the Radiocommunications Agency applies to satellite operators subject to its jurisdiction, we must use these orbital locations by specified deadlines or we will lose our rights to them. We are required to use eight of our Ka-band orbital locations by 2005. If we do not deploy any Ka-band satellites by that time, we may lose our rights to these eight Ka-band orbital locations. We filed for our ninth Ka-band location in August 2001 and must occupy this location by 2006. We have not at this time entered into any contracts for the manufacture of a Ka-band satellite. We may decide not to deploy any Ka-band satellites at all. Even if we do decide to deploy one or more Ka-band satellites, we may not be able to manufacture and launch any of them before the expiration of our rights to the Ka-band orbital locations. If we lose our rights to these Ka-band orbital locations, the locations would then become available for other satellite operators to use.

We are subject to regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes in those countries.

      The telecommunications industry is highly regulated, and, in connection with operating our business, we need to obtain various local, national and international regulatory approvals from time to time. If we cannot comply with the laws and regulations that apply to us, we will lose our revenue from services provided to the countries and territories covered by these laws and regulations.

      Before privatization, our operations were limited primarily to providing wholesale satellite capacity to our customers, and we did not provide any ground network uplinks, downlinks or other value-added services. Pursuant to our business strategy, we are expanding our operations to provide these services for some of our customers. As we expand our operations in these areas, we become subject to additional regulatory requirements. If we cannot obtain the regulatory approvals needed to provide new services to our customers and to engage in these operations, we may not be able to implement important elements of our business strategy. If we experience difficulty or delay in obtaining these approvals, we may not be able to implement our business strategy according to our current schedule. If we are not able to expand into new services and operations, or are significantly delayed in doing so, the revenue associated with these new services will also be delayed or may not be realized at all.

      We also need to maintain our existing regulatory approvals, and from time to time obtain new regulatory approvals, in connection with the satellite services that we currently provide to our customers. We are subject to the regulatory and licensing requirements of each of the countries in which we provide our services, as well as to certain international regulatory regimes. For example, we are subject to and need to comply with:

•	the laws and regulations administered by the FCC;

•	other U.S. laws and regulations, including U.S. export control laws and U.S. sanctions regulations;

•	regulation by the Bermuda Monetary Authority and the Bermuda Minister of Finance and other Bermuda laws and regulations;

•	regulation by the Radiocommunications Agency of the U.K.’s Department of Trade and Industry;

•	the economic sanctions imposed by the United Nations;

•	the International Telecommunication Union coordination process; and

•	the laws and regulations of the over 200 countries and territories in which we provide our services.

      Obtaining and maintaining these approvals can involve significant time and expense. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers. In addition, the laws and regulations to which we are subject could change at any time. The countries, territories and institutions that regulate us could adopt new laws, policies or regulations or change their interpretation of existing laws, policies or regulations at any time. Any of these changes could make it more difficult for us to obtain or maintain our regulatory approvals or could cause our existing authorizations to be revoked or terminated. If we fail to obtain regulatory authorizations important to our current business or our business strategy, this failure would likely result in decreased revenue, increased costs, a decline in our profitability and a reduction in the value of our business.

If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws of the United States, we may be unable to export technical information or equipment that we are required to provide to non-U.S. persons and companies under our contracts, including our satellite construction and launch contracts. Failure to obtain authorizations under the U.S. export control laws or revocation of any of these authorizations could have a material adverse effect on our business.

      As a company with subsidiaries located in the United States, we are required to comply with U.S. export control laws in the operation of our business. If we do not maintain our existing authorizations or obtain necessary future authorizations under these export control laws, we may be unable to export technical information or equipment as required under our satellite construction, launch and insurance contracts.

      Satellites and related equipment, as well as technical information relating to satellites, are regulated under U.S. export control laws as defense items. Many of our current contracts for the manufacture, launch, operation and insurance of our satellites require the export of satellite hardware or technical information to locations outside of the United States or to non-U.S. persons or companies. U.S. export control laws require that we obtain a license from the U.S. Department of State’s Office of Defense Trade Controls in order to export any satellites or related equipment or technical information to non-U.S. persons or to locations outside of the United States. We also have to obtain licenses from the U.S. Department of Commerce’s Bureau of Industry and Security, formerly the Bureau of Export Administration, in connection with the export of some of the equipment relating to our satellite network. We have obtained the licenses we currently need in order to export the equipment and information required by our contracts and by our current operations, but these licenses could be revoked. In addition, we may not be able to obtain the licenses we may require in the future. If we cannot obtain these licenses in the future, or if any of the licenses already granted to us are revoked, it could have a significant negative impact on our ability to acquire new satellites, launch new satellites, insure our satellites or operate the satellites in our network, all of which would have a material adverse effect on our revenue and profitability. It would also increase our risk, as insurance may be unavailable to us.

      We have many non-U.S. national employees. Access to technical information relating to our satellites by these non-U.S. national employees is also regulated by U.S. export control laws. We have obtained export authorization from the Office of Defense Trade Controls to allow all necessary non-U.S. national employees to have access to our technical information that is subject to U.S. export control laws. However, this authorization could be revoked for cause, which could prevent us from obtaining a new authorization in the future. In addition, the authorization requires us to maintain certain internal controls relating to this technical information. If we do not properly manage our internal compliance or if any of our employees violates applicable laws or regulations, it could expose us to civil and criminal liability.

      In addition, because we conduct management activities from Bermuda, our U.S. suppliers must comply with U.S. export control laws in connection with their export of satellites and related equipment and technical information to us. Our ability to acquire new satellites, launch new satellites or operate our satellites could also be negatively affected if our suppliers do not obtain needed authorizations from the Office of Defense Trade Controls or the Bureau of Industry and Security.

ITEM 4.     INFORMATION ON THE COMPANY

A. History and Development of the Company

      Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda. Intelsat, Ltd. was incorporated on December 14, 1999 and operates pursuant to the Bermuda Companies Act 1981. Our principal executive offices are located at Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda, and our telephone number is (441) 294-1650.

      We are the successor entity to the International Telecommunications Satellite Organization. The IGO was a public intergovernmental organization created on an interim basis by its initial member states in 1964 in order to establish and operate a global satellite system that would provide, on a commercial basis, the space segment required for international public telecommunications services. These services were to be available on a global and non-discriminatory basis. The IGO was formally established in February 1973 upon entry into force of an intergovernmental agreement.

      Immediately before the privatization, the IGO had 148 member states, known as the Parties. The Parties designated certain entities, known as the Signatories, to market and use the IGO’s communications system within their territories and to hold investment share in the IGO. Signatories were either private telecommunications entities or governmental agencies of the applicable Party’s country or territory. Some Signatories authorized certain other entities located within their territories that used the IGO’s satellite system, known as the Investing Entities, to invest in the IGO as well. Both Signatories and Investing Entities made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Signatories and Investing Entities were also the IGO’s principal customers. Each Signatory’s and Investing Entity’s investment share in the IGO was based on its annual level of use of the IGO’s satellite system as compared to the use by other Signatories and Investing Entities.

      As a public intergovernmental organization, the IGO was exempt from various taxes and enjoyed privileges, exemptions and immunities in many of its member states. However, due to its status as an intergovernmental organization, the IGO’s business was subject to certain operating restrictions. The IGO could not own or operate its own earth stations or provide retail services directly to end users in certain countries. It also could not set market-based pricing for its services or engage in business relationships with non-Signatories without first obtaining Signatory approval.

      Our management began contemplating privatization in the mid-1990s in order to be able to operate our business free of the restrictions described above and to better position us to be responsive to a number of commercial, competitive and regulatory forces. On November 30, 1998, as a precursor to the privatization, the IGO transferred a portion of its assets and liabilities to New Skies. The assets and liabilities transferred to New Skies consisted of five in-orbit satellites, an additional satellite under construction, a related launch contract, associated contracts for the provision of satellite capacity and other related assets and liabilities. After the New Skies transaction, upon our management’s recommendation, the IGO’s Assembly of Parties made the initial decision in October 1999 to transform the IGO into a private company. On November 17, 2000, the Assembly of Parties unanimously approved our management’s specific plan for our privatization and set the date of privatization for July 18, 2001. As a result, on July 18, 2001, substantially all of the assets and liabilities of the IGO were transferred to us.

      The privatization required the amendment of the two formal agreements establishing the IGO. These two agreements are the Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT”, known as the INTELSAT Agreement, and the Operating Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT”, known as the Operating Agreement, both of which entered into force in February 1973. Because the process to formally ratify the amendments to the INTELSAT Agreement was expected to be lengthy, the IGO’s Assembly of Parties decided to provisionally apply, or rapidly implement, the amendments on a consensus basis with effect from July 18, 2001, pending their formal ratification. See Item 3.D — “Risk Factors” for a discussion of the risks associated with this decision.

      Upon our privatization, the IGO’s Signatories and Investing Entities became the shareholders of all of the outstanding ordinary shares of Intelsat, Ltd. Each Signatory and Investing Entity that had executed and delivered the required privatization agreements, including a shareholders agreement, received shares in Intelsat, Ltd. in proportion to its investment share in the IGO. The shares allocated to those Signatories and Investing Entities that had not executed and delivered the required privatization agreements by July 18, 2001 were transferred to a trust. These former Signatories and Investing Entities generally may receive their shares in Intelsat, Ltd. once they execute and deliver the required agreements and related documentation.

      The IGO, referred to post-privatization as ITSO, will continue to exist as an intergovernmental organization for a period of at least 12 years after July 18, 2001, and then may be terminated by a decision of the Assembly of Parties. Pursuant to an agreement among ITSO and Intelsat, Ltd. and certain of our subsidiaries, we have an obligation to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access, and ITSO monitors our implementation of this obligation. These core principles are described under Item 4.B — “Business Overview — Certain Customer Service Agreements — Novation Agreements — Lifeline Connectivity Obligation Contracts”.

      See also Item 4.B — “Business Overview” and Item 5 — “Operating and Financial Review and Prospects” for information regarding our capital expenditures and our history and development generally.

B. Business Overview

      We are a leading global communications services provider, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Since our inception in 1964, we have provided the satellite communications links for events that were milestones in 20th century history — from broadcasting the video signals for the first moon walk, to providing the direct communications link connecting the White House and the Kremlin, to broadcasting the events of every Olympics since 1968. Our goal is to be a global connectivity leader connecting people and businesses around the world with high-quality, flexible and innovative communications services.

     Our Strengths

          Global Communications Network

      We have developed our own communications network, which covers over 99% of the world’s populated regions. Our network includes 24 satellites in orbit and leased capacity on 2 satellites owned by strategic partners in the Asia-Pacific region. Our network also includes ground facilities relating to the operation and control of our satellites and selected ground-based communications assets. We have market access to provide satellite capacity in the C- and Ku-bands in over 200 countries and territories. We believe our satellite infrastructure provides us with an important competitive advantage given the scarcity of prime orbital locations and the relatively high costs of, and long lead time involved in, designing, building, launching and operating satellites.

          Established Customer Base

      Our customer base includes over 500 communications providers, including many of the world’s leading carriers, Internet service providers, network integrators and broadcasting companies. We have served many of our largest customers for over 30 years. Customers that use our capacity and services include:

• British Telecommunications plc	• WorldCom, Inc.
• Cable and Wireless plc	• Telenor Broadband Services AS
• China Telecom	• Videsh Sanchar Nigam Limited

      Users of our system also include AT&T Corp., CNN International and the World Bank, as well as defense and other agencies of various governments. We believe our existing customer base provides us with a competitive advantage in local markets around the world and credibility as we introduce new services.

          Operational Excellence

      Our customers rely on our operational and engineering leadership, gained through our over 38-year operating history and pioneering achievements in space communications. Our network has been designed to provide a high level of redundancy and flexibility for our customers. Our engineering and operations staff participates in every stage of the lifecycle of each of our satellites, from the initial stages of development and construction through the end of a satellite’s orbital life. We measure the reliability of our network over a given period of time by calculating the total transponder hours in service for satellites owned and operated by us as a percentage of the total number of potential transponder hours during that time period, including hours during which transponders were not in service due to interruption or other outage. We exclude from this calculation the transponders on our satellites that are unusable due to satellite orbital location, inter-system coordination issues or beam configurations or that are permanently unusable due to the impact of certain anomalies. See “— Network — Our Satellites — In-Orbit Satellites” below for a discussion of the most notable anomalies, losses and risks to our fleet at this time. For the year ended December 31, 2002, our transponder availability rate was nearly 99.998%, with availability rates averaging over 99.997% since 1985. We believe our long history of high-quality, reliable service is a leading contributing factor to our ability to attract and retain our customers.

          Balanced Geographic and Service Application Mix

      We operate our business on a global basis. We believe that one of our strengths is our well-balanced geographic and service application mix. We derive a significant share of our revenue from almost every region of the world. We distinguish ourselves by the balanced and diverse range of applications for which our services are used, including voice and data, corporate network, video and Internet applications. Each of these service applications contributes importantly to our revenue. This balanced geographic and service application mix contributes to the relatively high level of stability of our business.

          Solid Financial Performance

      Our business is well established. We compete in the fixed satellite services sector, which has a history of consistent and stable growth. We have generated net income every year since 1973. In 2002, we had telecommunications revenue of $992.0 million, net income of $274.1 million and EBITDA, as adjusted, of $713.6 million. A reconciliation of EBITDA to net income and information regarding the reasons why we present EBITDA and how we use EBITDA are provided in Item 5 — “Operating and Financial Review and Prospects”. We believe our competitive position is enhanced by our strong balance sheet relative to our competitors.

      We intend to leverage these strengths and our leadership position in our industry to grow our business.

     Our Strategy

      Our goal is to be a global connectivity leader connecting people and businesses around the world with high-quality, flexible and innovative communications services. We intend to sustain our leadership position in the fixed satellite services sector by building on our existing capabilities to grow our business and pursuing strategic transactions. Specifically, we intend to:

•	sustain and grow our core voice and data business by providing new services to existing customers and targeting new customers in the carrier, corporate network and Internet customer segments;

•	establish strategic business units to focus on growing our business in the video and government/military customer segments;

•	make incremental investments that will position us for leadership in potential growth markets related to the fixed satellite services sector and will further enhance our integrated global connectivity service offerings; and

•	pursue strategic transactions that, among other things, could enable us to diversify our service application mix further, enhance the geographic coverage of our network, particularly in North America and Europe, and achieve operational efficiencies to improve our financial performance.

      We believe that these strategies will allow us to strengthen our core operations and maximize our ability to capitalize on new and emerging growth trends in our industry.

          Sustain and Grow Our Core Voice and Data Business

      We intend to sustain and build upon our leadership position in the fixed satellite services sector by leveraging our well-established customer relationships to offer new services to our existing customers and to broaden the scope of the customers we serve. Our customer base is an asset we have built over many years of providing high-quality, reliable satellite communications services on a global basis. Our customers use our satellite capacity in their own networks, use our capacity to provide services to their own customers and resell our satellite capacity to third-party service providers. The trend toward deregulation in many local markets and the removal of restrictions on our business as a result of our privatization provide us with opportunities to:

•	leverage our existing customers to accelerate the introduction of new services;

•	develop new relationships with systems integrators and value-added resellers to create expanded markets for our services; and

•	build additional sales channels for our services in regions where distribution of our services was previously limited.

      We will use these opportunities to implement specific initiatives for the carrier, corporate network and Internet service applications discussed below in order to sustain and build upon our core business and expand our customer base.

          Carrier

      We intend to leverage our lead in providing voice and data services for carriers by increasing our focus on customers utilizing capacity for thin-route and middle-mile applications. Thin-route applications are point-to-point connections between low-traffic communications hubs in smaller cities. Middle-mile applications are point-to-point connections from cable interconnects or communications hubs to telecommunications central offices in remote or unserved areas. In addition to focusing on customers using capacity for thin-route and middle-mile applications, we intend to:

•	increase our regional sales presence and target customers in newly deregulated markets, where new carrier companies are seeking to introduce their services quickly and independently of the local established carriers;

•	support customers providing alternatives to traditional voice and data services, such as the transmission of voice traffic using Internet protocol, which is a communications protocol used in the transmission of information over the Internet, and the provision of mobile voice and data services using terrestrial wireless networks; and

•	introduce new, more cost-effective technologies and new integrated connectivity services to our existing customers, which we believe will enhance our retention rates and provide our customers with more efficient use of our network.

          Corporate Network

      We believe that the provision of satellite capacity for corporate networks is a growing market in which we enjoy a solid position. We intend to broaden our customer base by establishing relationships with satellite-oriented service providers that are not already represented in our significant customer base for corporate network services and by targeting general integrators with less experience in satellite services. Specifically, as a leading provider of satellite-based corporate network services, we believe we are well positioned to work with regional and global private network providers, offering satellite and hybrid services, including network design, hardware coordination and testing assistance, to increase the use of satellite services as extensions of and overlays to the networks of these providers. We expect to develop the capability to provide flexible end-to-end services through partnerships with hardware providers, network integrators and network services providers. We intend to use this capability to expand our service offerings to address the needs of customers in the maritime, oil and gas, manufacturing, mining and finance and banking industries.

          Internet

      We have been providing transmission capacity for the Internet since its inception in the 1970’s. We provide point-to-point, also referred to as trunking, services to Internet service providers establishing high-speed Internet backbone connections to remote locations. We will seek to further penetrate this segment by offering integrated satellite/ fiber services to our Tier 1 Internet service provider customers, which are carriers whose Internet traffic is sufficiently large that they exchange traffic at no cost with other carriers or peers of similar size. In addition, we are expanding our marketing directly to local Tier 2 and Tier 3 Internet service providers, which must pay Tier 1 providers to exchange their traffic. We are providing these Internet service providers with complete Internet backbone access services, including hardware from third-party resellers, satellite capacity, Internet backbone connections and network management.

          Grow Our Business Among Video and Government/ Military Customers

      We believe that the provision of satellite capacity to video and government/ military customers represents an opportunity for stable growth over the long term for operators in the fixed satellite services sector. We intend to dedicate resources to further penetrate these customer segments in order to increase our market share in these segments and to further diversify our customer base.

          Video

      We will allocate resources to retain our current customer base and focus on growing our video business. In February 2003, we introduced an end-to-end contribution service to address the needs of broadcasters and video programmers around the world. Contribution refers to the transmission of news, entertainment and other video programming from various locations to a central video production studio where the programming is consolidated and assembled for distribution. Our end-to-end contribution service provides customers with the ability, on demand, to move video content around the world using a cost-effective infrastructure that leverages the global coverage of our satellite fleet and our network of teleports and fiber interconnections to major video exchange points. In addition, we are developing a broadcast distribution community in Latin America and intend to build new broadcast communities in Africa, the Asia-Pacific region and certain areas in Europe. Distribution refers to the transmission of television programming to television station affiliates, cable systems, subscribers of direct-to-home services and other redistribution systems. By attracting the broadcasters of popular television programming to selected satellites in our fleet, we hope to build broadcast communities on those satellites. Because cable systems and other redistribution systems install antennas in order to be able to access popular programming for their subscribers, the use of our satellites by a popular broadcaster could attract other broadcasters to distribute their programming using the same satellites. Although we have historically served only a small fraction of the video segment, we intend to focus on expanding our customer base and market share in this segment and have created a strategic business unit that will be responsible for achieving this goal.

          Government/Military

      We believe that intergovernmental organizations and the defense and other agencies of various governments are experiencing an increased need for communications services, creating demand for both government- and military-owned satellite capacity and commercial satellite capacity. This trend is creating opportunities for satellite providers, particularly those with the network reliability required for mission-critical communications and the network flexibility needed to provide customized managed services for users in this segment. A number of intergovernmental, governmental and military entities are current users of our system. We intend to leverage our relationships with these customers, our operational excellence and the flexibility of our network to strengthen our position in this customer segment. See “— Network — Our Satellites” below for a discussion of our operational excellence and the design flexibility of some of our satellites. We are creating a strategic business unit to ensure that our corporate structure and sales capabilities enable us to address government/military opportunities and to continue our work with customers in this segment to create services that satisfy their security needs and mission-critical communications requirements.

          Position for Growth in Related Businesses and Make Incremental Investments to Support Integrated Services

      We believe there are businesses related to the fixed satellite services sector that represent longer-term opportunities for growth. We intend to make incremental investments in these businesses to position ourselves for leadership as next-generation services are developed and the market for satellite services evolves. As part of this strategy, we plan to invest both in related segments of the satellite industry, such as broadband access and direct-to-home services, and in expanding our hybrid service capabilities within the fixed satellite services segment.

          Broadband Access Services

      We believe that the evolution of the Internet and the digitization of media and entertainment properties have increased demand for broadband connectivity. Satellite broadband connectivity can bypass any intermediate network nodes to establish a connection directly with the end user. Based on discussions with customers in our distribution network and industry market research, we believe that there is sizable demand for satellite broadband services. We also believe that small- and medium-sized enterprises, particularly in developing regions, have broadband service requirements that currently are not being met. We believe that satellite connectivity is well positioned to fill this gap, offering a ubiquitous service that can be implemented quickly in locations where terrestrial alternatives are not available, are unreliable or are too expensive.

      To address opportunities in the satellite broadband access market, we are using an incremental approach that leverages our existing infrastructure to gain experience and build strategic relationships with customers and service partners. For example, after conducting trials to establish technical and market feasibility, we have initiated commercial broadband service in selected markets around the world using our existing satellite infrastructure. We will defer making significant investments in dedicated multi-beam custom satellite facilities until we are convinced that the market for these services is sufficiently defined. We are also analyzing various partnering and alliance strategies in this area to minimize business risks. For example, in December 2002, we entered into an agreement to acquire a minority stake in Wildblue Communications, Inc., which plans to offer broadband Internet access services in the continental United States via Ka-band satellite. For further information regarding this agreement, see Item 7.B — “Related Party Transactions — Wildblue Subscription Agreement”. Through this progressive strategy, we plan to be positioned for leadership when this market develops.

          Direct-to-Home Services

      In addition to satellite broadband access, we believe that the direct-to-home transmission of television programming via satellite could contribute to future growth in the demand for satellite services in certain markets. To position ourselves for growth in one such market, in February 2003 we made an indirect investment in Galaxy Satellite Broadcasting Limited, a company that plans to provide a pay television service in Hong Kong. See Item 10.C — “Material Contracts — Investment in Galaxy Satellite Broadcasting” for further information regarding this agreement. In connection with this agreement, we intend to move one of our satellites to the 85.0° East orbital location to distribute programming for the pay television service upon its launch and expect to build on this distribution agreement to create a broadcast community at 85.0° East.

          Integrated Global Connectivity Services

      Our customers offer advanced services to their end users and increasingly require integrated and managed services that we believe are best addressed by a hybrid network that combines space and terrestrial infrastructure. As we further extend our marketing reach to medium-sized and smaller carriers, we expect to be serving a customer base that requires outside expertise to integrate and manage the many communications media that comprise a high-performance network. Because satellite capacity is often the most strategic and complex part of a communications network, we believe we are well positioned as compared with ground-based service providers to offer cost-effective global connectivity services.

      Our network of satellites provides our customers with global coverage. However, in some instances, the point-to-point connections provided by our satellites could be delivered more efficiently by combining our satellite capacity with undersea cable or fiber. Although as the IGO we were restricted from owning or operating communications infrastructure complementary to our satellite system, our privatization has permitted us to expand our infrastructure capabilities. We have built our network platform incrementally, through a series of carefully selected investments in basic fiber connections, teleports and earth stations. In November 2002, we completed an acquisition of two earth stations and a teleport in the United States. See Item 7.B — “Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of this acquisition. We have also established points of presence connected by leased fiber at key traffic exchange points around the world and have acquired other teleports or have leased teleport services in Germany, the

United States and China. This expanded terrestrial infrastructure in combination with our satellite fleet has enabled us to create an integrated network that can provide a portfolio of new services, including:

•	connectivity to major exchange points together with customized end-to-end services; for example, we could use fiber to carry content from Europe to the United States and then use satellites to broadcast the content from the United States to multiple locations in the Asia-Pacific region;

•	critical network management and monitoring functions for medium and small carriers in newly deregulated markets where high-quality and controlled connectivity to the public switched telephony network and the Internet backbone are required; and

•	a valuable middle-mile service that uses satellite capacity to complete a fiber-based connection, beaming transmissions by satellite from a fiber landing point into interior locations of infrastructure-poor countries.

      We have introduced a portfolio of services, called GlobalConnexSM Solutions, that includes services combining satellite capacity, teleport facilities, cable and other ground facilities. We offer services in this portfolio for a variety of applications, including Internet, video and government/military applications. As we continue to introduce new hybrid network services, we expect to make investments in terrestrial assets and new technologies as necessary to provide services tailored to the needs of our customers.

          Pursue Strategic Transactions

      We intend to continue to evaluate and pursue strategic transactions, including acquisitions, partnerships, joint ventures, alliances and other transactions. We intend to pursue acquisitions of satellite capacity and satellite operators and strategic transactions with complementary businesses. We will evaluate these types of transactions in the context of our strategic position and financial condition. We believe the entry into strategic transactions could:

•	provide us with complementary technical and commercial capabilities, including a video or a government/military business complementary to the businesses we are seeking to grow organically;

•	provide enhanced landmass coverage of strategic geographic regions;

•	create operational efficiencies;

•	reduce new market entry risk by enabling us to work with partners on new service offerings; and

•	broaden our customer base.

      Our ability to complete any strategic transaction will depend on a number of factors that are not entirely within our control, including our ability to negotiate terms and conditions, conclude agreements and obtain necessary regulatory approvals, in each case on terms acceptable to us. In addition, if we require financing for any strategic transaction, we may be unable to obtain such financing on acceptable terms or within the timeframe that would permit the transaction to proceed. Depending on how any such strategic transaction is structured, there may be an impact on our capital structure. See Item 3.D — “Risk Factors” for a discussion of the risks and uncertainties associated with our strategy to complete strategic transactions.

     Industry Overview

          General

      We compete in the global telecommunications market for the provision of voice, data, video and Internet backbone connectivity. Communications services are provided using various communications technologies, including terrestrial and submarine fiber optic networks, terrestrial wireless networks and fixed satellite services networks. We currently provide our services primarily using our fixed satellite services network infrastructure.

          Satellite Communications

      Commercial communications satellites are used for a variety of global communications applications, either as a substitute for or as a complement to the capabilities of terrestrial networks. The satellite industry is traditionally divided into several segments, each of which has its own customer base and business model. These segments include:

      Fixed Satellite Services. Fixed satellite services, the most established sector in the satellite industry, provide communications links between fixed points on the earth’s surface. These services include the provision of satellite capacity between two fixed points, referred to as point-to-point services, and the simultaneous provision of satellite capacity from one fixed point to multiple fixed points, referred to as point-to-multipoint services. Point-to-point applications include telephony, video contribution and data transmission, such as Internet backbone connectivity. Point-to-multipoint applications include broadcast television and private data networks. Fixed satellite services are our principal source of revenue.

      Direct Broadcast Services/Direct-To-Home Services. Direct broadcast services, or direct-to-home services, broadcast a television signal directly to consumers’ homes and permit a high-quality broadcast of a large number of channels. Due to the point-to-multipoint capabilities of satellite, direct broadcast services have a competitive advantage in areas that do not have access to digital cable or high-quality terrestrial infrastructure. We provide satellite capacity to providers of direct broadcast services, such as Telenor Satellite Broadcasting, which supports the Canal Digital direct-to-home network in the Nordic region.

      Digital Audio Radio Service. Satellite radio, or digital audio radio service, offers programmers a national distribution platform for digital quality sound and up to 100 channels of programming. This service offers greater coverage, better signal quality and fewer advertisements than traditional radio service and allows advertisers to target specific demographic groups on a national basis. We do not support digital audio radio services on our network.

      Mobile Satellite Services. Mobile satellite services provide voice, data, geographical positioning and radio broadcasting services to mobile terminals. Recent efforts to develop mass market mobile satellite telephony systems using customized satellites have been largely unsuccessful due to problems with technology and slow customer uptake. We neither provide mobile satellite services nor provide mobile satellite services companies with satellite capacity.

      Broadband Services. Broadband satellite services can provide last-mile, high-speed Internet access to customers in areas unserved or underserved by terrestrial alternatives. As described in “— Our Strategy — Position for Growth in Related Businesses and Make Incremental Investments to Support Integrated Services — Broadband Access Services”, we are exploring opportunities in the satellite broadband access market and intend to use an incremental approach to enter this market.

          Competitive Advantages of Satellites

      Satellites provide a number of advantages over competing terrestrial communications systems, including cable and microwave systems. We believe that these factors will result in the continued use of fixed satellite services as an integral part of the global communications network. These aspects of satellite networks are:

      Ubiquitous Coverage. Satellites provide connectivity across broad regions, allowing equal access to bandwidth regardless of location, density of population or availability of terrestrial transmission. Satellites offer a cost-efficient means of providing connectivity where cable and fiber deployment would not be cost effective. These areas include rural neighborhoods where low household density makes digital upgrades of cable infrastructure economically unattractive and remote regions where telephony or internal network services are difficult to provide due to terrain or population density factors.

      Point-to-Multipoint Transmission Capabilities. A geosynchronous communications satellite can broadcast signals to an area as large as one third of the earth’s surface. Geosynchronous satellites are well suited for transmissions, such as point-to-multipoint transmissions, that must reach simultaneously many locations that cannot be connected efficiently or cost-effectively by terrestrial transmission systems. These applications include corporate networks and direct-to-home and other video distribution.

      Seamless Transmission. Existing terrestrial networks suffer from the cost and congestion associated with the multiple connections necessary to deliver content from the source to the user. Satellites can broadcast directly to telecommunications services providers and other users, bypassing points of congestion. As a result, customers can potentially reduce transmission delay, avoid bottlenecks resulting from peak usage and enhance transmission speed.

      Independence from Terrestrial Infrastructure. Satellite-based networks operate independently of other telecommunications infrastructures. In some developing regions, the existing telecommunications infrastructure can be unreliable and, as a result, the availability of telecommunications services remains low. In many cases, satellite-based networks are used instead of or in addition to ground-based networks to provide businesses, governments and financial institutions with high-quality, reliable communications services. In addition, terrestrial telecommunications providers can utilize satellite services for redundancy or emergency planning in the event of a malfunction or other disruption in their ground-based networks.

      Rapid Deployment. Today’s global satellite services providers have capacity available to deliver communications connections quickly almost anywhere on earth. The terrestrial hardware necessary to access existing satellite capacity can be installed in a matter of days, connecting remote locations to the public switched telephony network or to the Internet. Satellite providers with specialized mobile equipment can establish links from mobile or changing locations such as boats, on-site trucks providing news coverage or crews traveling along an oil pipeline. In contrast, unless terrestrial communications are already established in an area, it may take months or years to build out the ground connection to remote areas, given the significant effort and expense required to lay cables.

          Challenges for New Entrants

      There are significant challenges for new entrants into the global satellite communications industry, including the limited number of orbital locations and frequencies that can be coordinated for use, the approvals from numerous national telecommunications authorities required to operate a global satellite communications system, and the significant time, large capital investment and high level of technical expertise required to design, construct, launch and operate a satellite. These factors lead us to believe that the number of new entrants to the sector will remain low in the next decade.

          Key Trends

      We believe that a number of trends that have developed over the past several years will continue to have a positive impact on the fixed satellite services sector. These trends include the globalization of business, the deregulation of telecommunications markets and the growth in data traffic. These trends also include demand for integrated communications services and the evolution of satellite-based broadband systems. However, fixed satellite services operators are facing competition from providers of ground-based communications capacity, and there is excess supply in the telecommunications industry. In addition, the telecommunications industry has been experiencing a downturn that has reduced the demand for fixed satellite services, and it is possible that the market for fixed satellite services over the next several years may not grow or may shrink, as described in Item 3.D — “Risk Factors”. We also believe that consolidation is an important trend impacting the fixed satellite services sector.

      Globalization. The growth in the global telecommunications market reflects the increasingly international nature of business, the significant growth of emerging and newly industrialized economies and the continued expansion in international trade. As multinational corporations globalize and expand into new markets, we believe their demand for diverse and customized telecommunications services should continue to grow.

      Deregulation. Many countries are in the process of deregulating their telecommunications markets in response to growing business and consumer demands, technological developments and international competition. Deregulation has created new competitors to national telecommunications monopolies and traditional primary telephone companies, and has opened markets to new services and service providers. We believe that these new telecommunications operators represent potential additional customers for our services, and that deregulation presents new opportunities for us, especially in markets such as China, India, Latin America, Africa and the Middle East.

      Growth of Data Traffic. Data traffic, including use of the Internet, has grown in recent years, driven in part by technological advances and the increasing information orientation of the global economy. We believe that the expected future growth of data applications holds potential for the satellite industry. However, we expect any demand for satellite services created by data applications to be partially offset by the migration of point-to-point services to fiber optic cable. See Item 3.D — “Risk Factors” for a discussion of the migration to fiber optic cable.

      Integrated Services. Customers are increasingly demanding more sophisticated communications services to optimize their networks, while at the same time focusing their resources on their core competencies to create more efficient business operations. Service providers who are able to offer comprehensive, managed services can increase value to these customers by providing them access to complete solutions on a turn-key basis. These customers will not then need to acquire or maintain the extensive expertise required to integrate a number of communications media into a seamless network.

      Broadband. We believe that the evolution of the Internet and the digitization of media and entertainment properties have increased the demand for broadband connectivity. As Internet applications begin to include large file transfers and high-bandwidth applications such as video, and as corporations increase their use of web-based applications, we believe the demand for high-speed, last-mile connections will grow. Because nearly all existing terrestrial infrastructures must be upgraded to support broadband communications, satellite-based broadband services are well positioned to supply access to customer sites in locations where it is economically or geographically not feasible to upgrade the terrestrial infrastructure. See Item 3.D — “Risk Factors” for a discussion of the present uncertainty of future growth in the demand for broadband connectivity.

      Competition from Other Communications Technologies. Fixed satellite services operators face competition from providers of other communications capacity. Other forms of communications technology may have cost advantages as compared to satellites, especially on point-to-point routes. For example, fiber optic cable capacity is available at substantially lower prices than satellite capacity for the same routes, and competition from fiber optic cable continues to result in the migration of point-to-point traffic from satellite to fiber optic cable on certain routes. This trend is expected to continue to negatively impact the fixed satellite services sector. See Item 3.D — “Risk Factors” for a discussion of the migration to fiber optic cable.

      Excess Supply. The increasing availability of satellite capacity and competition from other forms of communications technology are creating an excess supply of communications capacity. The reduced demand for fixed satellite services resulting in part from the downturn in the telecommunications industry has also contributed to this excess supply. This excess supply of communications capacity is contributing to reduced growth rates in the fixed satellite services sector, which is currently expected to experience a flat growth rate in 2003 and to grow modestly over the next few years.

      Industry Consolidation. The fixed satellite services sector has experienced some consolidation, with some of our competitors announcing mergers or alliances designed to create a global network. This consolidation is the result of the increasing globalization of the telecommunications market, economies of scale that can be achieved through consolidation and the desire of some fixed satellite services operators to secure and improve their market access and coverage in key regions. It is also the result of the scarcity of desirable orbital locations. We expect consolidation in our industry to continue.

     Our Customers and the Service Applications Supported by Our Network

      Our customers are often among the largest and most established providers of telecommunications services in their geographic markets. Although we believe that our global communications network is used to support a wide range of service applications, substantially all of our revenue is currently generated by the sale of our satellite transmission capacity to our customers on a wholesale basis. Some of our customers then resell this capacity to end users of our system. We believe that in 2002 our satellite capacity was used for four principal service applications: carrier, corporate network, video and Internet applications.

      The following table summarizes some of the service applications supported by our network, the types of end users that rely on these applications and the percentage of our telecommunications revenue generated by the sale of capacity for each service application category. The breakdown of our revenue by service application is based on our analysis of transmission plans and other information supplied to us by our customers. While we believe the information provided to us is reliable, it has not been verified by any independent sources and we cannot assure you as to its accuracy. The illustrative applications and end users for our service application categories are based on general information about the telecommunications industry.

	Percentage of
	Telecommunications
	Revenue for the
Service	Year Ended
Application Category	December 31,			Illustrative Examples

	2000	2001	2002	Applications	Types of End Users	End Users

Carrier	42%	38%	37%	International telephony Domestic telephony Cable restoration Data circuits	Incumbent telephone companies Competitive telephone companies Long haul service providers	AT&T Corp. British Telecommunications plc China Telecom Deutsche Telekom AG

Corporate Network	25%	27%	30%	Corporate WANs Intranets/extranets Videoconferencing Distance learning	Corporations Organizations Intergovernmental agencies	Central Bank of the Russian Federation United Nations World Bank

Video	19%	19%	17%	Video signal transport Remote news gathering Video distribution	Media conglomerates News organizations DTH system operators Cable broadcast networks	BBC World Canal Digital CNN International MTV3

Internet	14%	16%	15%	Internet backbone connectivity	Tier 1 and Tier 2 Internet service providers	Cable and Wireless plc Sprint Corporation

      In 2002, we estimate that nearly 10% of our revenue was attributable to the use of our system for government/military applications, including the transmission of command and control data for troops and civilian support and related military activities such as the Armed Forces Television Network. The revenue from these uses is included in the table above primarily in the corporate network category. Given the emphasis of our business strategy on customers in the government/military segment, we have determined that going forward we will include government/military as a fifth category in the breakdown of our revenue by service application.

      Other than COMSAT, none of our direct customers accounted for 5% or more of our telecommunications revenue in 2002. Although we do not know the extent to which our customers resell the capacity they purchase from us, with the exception of WorldCom, Inc., AT&T Corp. and Verestar, Inc., we do not believe that a significant portion of our 2002 telecommunications revenue was attributable to any one end user through the purchase of our capacity from our direct customers. Had our November 2002 acquisition of COMSAT World Systems’ contracts for the sale of our capacity occurred as of January 1, 2002, and assuming that we had received from COMSAT’s customers the revenue that COMSAT received from these customers in 2002, WorldCom, Inc. and its affiliates would have accounted for approximately 6% of our revenue in 2002, and WorldCom, Inc., AT&T Corp. and Verestar, Inc. would have been among our ten largest direct customers.

      We refer in this annual report to a number of our customers and end users. Our customers and the end users of our system are important to us from a business development perspective, but references to them in this annual report are for illustrative purposes only and are not intended to suggest that these customers and end users are necessarily material to us from a financial perspective.

          Carrier Applications

      Carrier applications include the use of our satellite capacity by telecommunications carriers for the transmission of voice and data traffic over point-to-point connections, referred to as trunking, between major telecommunications hubs. However, we do not include trunking to the Internet backbone and private network applications in our carrier service application, because we consider them to be separate applications. Customers in this segment use our capacity for the transmission of international and domestic telephony and traditional data traffic. These customers use our capacity either as their primary transmission medium, for path diversity or network overflow or, from time to time, for cable restoration services while their cable operations are under repair or experiencing outage. Our customers for carrier applications are primarily large, established telecommunications services providers and post, telephone and telegraph administrations around the world. These customers include China Telecom, France Telecom, Videsh Sanchar Nigam Limited and T-Systems International GmbH, a subsidiary of Deutsche Telekom AG.

      Because the IGO was created to provide capacity for international public telecommunications services for its owners, this segment has historically been our largest source of revenue. However, the market for satellite-based voice and data services has faced, and is expected to continue to face, competition from fiber optic cable. See Item 3.D — “Risk Factors” above for a discussion of the competition from fiber optic cable. Despite fiber’s increasing share of the overall market for voice and data applications, we believe we will continue to earn a significant portion of our revenue from our carrier application. For a discussion of our strategy with respect to carrier services, see “— Our Strategy — Sustain and Grow Our Core Voice and Data Business — Carrier” above.

          Corporate Network Applications

      Our corporate network applications are used primarily by telecommunications providers that sell capacity to corporate end users. Corporate network applications include the use of our capacity for private communications networks using VSATs, or very small aperture terminals. VSATs are devices with small antennas that can receive and transmit communications signals to and from a satellite transponder. A network of VSATs can be used for such point-to-multipoint applications as corporate wide area networks, intranets and extranets. Other point-to-multipoint corporate network applications include videoconferencing, telemedicine and distance learning, as well as traditional voice and data services.

      Our customers in this segment include a limited number of satellite-savvy end users but are primarily satellite-savvy integrators, such as Verestar, Inc., Plenexis Gesellschaft fur Satellitenkommunikation mbH, and Data Marine Systems Ltd. These integrators combine satellite capacity and other communications services to create customized networks that respond to specific customer needs. End users can use these services to satisfy needs that include credit card verification, inventory control and management and oil pipeline monitoring and control. End users of our network for these applications include the United Nations, the Central Bank of the Russian Federation and the World Bank. For a discussion of our strategy with respect to corporate network applications, see “— Our Strategy — Sustain and Grow Our Core Voice and Data Business — Corporate Network” above.

          Video Applications

      We have been providing capacity to customers in the video services segment since our first satellite commenced operations in 1965. Users in this segment use our satellite capacity for the contribution of video feeds to video production studios and the distribution of television programming to television station affiliates, cable operators and subscribers of direct-to-home services. We have a small share of the total market for satellite-based video distribution services but are focused on building our position in the video distribution services market in the future, as discussed in “— Our Strategy — Grow Our Business Among Video and Government/ Military Customers — Video”.

      Over 100 customers use our satellite capacity for video services. Our video services customers include telecommunications providers and television broadcasters throughout the world, including Telenor Satellite Broadcasting, which uses our capacity to distribute television and radio programming directly to homes in the Nordic region. End users of our video services include CNN, Reuters and BBC World.

          Internet Applications

      Our satellite capacity is used for point-to-point connections to the Internet backbone. The availability of Internet backbone connectivity via satellite allows our customers to bypass congested terrestrial networks and connect directly to the Internet backbone. Our users in this segment include more than 150 Tier 1 and Tier 2 Internet service providers and other telecommunications services providers that require backbone connectivity and that market Internet-related services to their customers.

      Among our Internet trunking customers are SingTel Optus Ltd. and Embratel Participaçöes S.A. End users of our network for Internet trunking applications include Tier 1 Internet service providers such as Cable and Wireless plc and Sprint Corporation. For a discussion of our strategy with respect to Internet applications, see “— Our Strategy — Sustain and Grow Our Core Voice and Data Business — Internet”.

     Other Services

      We provide tracking, telemetry and command services for satellites owned by other satellite operators. Our personnel maintain the proper orbital location of these satellites and monitor the satellites’ on-board systems. We also provide commercial launch support services for satellites owned by other satellite operators, including in-orbit testing and launch and early orbit phase support.

     Geographic Distribution of Our Revenue

      Our revenue is derived from almost every region of the world. Our historical revenue broken down by geographic region is approximately as follows:

	Year Ended
	December 31,

Geographic Region	2000	2001	2002

Europe	28%	29%	29%
North America and the Caribbean	23%	24%	24%
Asia Pacific	19%	18%	17%
Latin America	14%	13%	13%
Sub-Saharan Africa	8%	9%	11%
Middle East and North Africa	8%	7%	6%

      We determine the geographic location of a customer based on the customer’s billing address. We recognize revenue based upon customer location. However, in most cases our customers use the services that we provide to either send or receive information to areas outside of the country or territory in which they are located.

     Sales, Marketing and Distribution Channels

      Our customer base includes over 500 communications providers, including many of the world’s leading carriers, Internet service providers, network integrators and broadcasting companies. We consider our customer relationships to be among our most important strategic assets. We support our customers’ business strategies by providing global, high-quality and reliable satellite-based services at competitive prices. In addition, we believe we provide our customers with a superior level of satellite expertise. For these reasons, we believe our business relationships with our current customers generally are good.

      We sell our services to customers who use our satellite capacity themselves for providing services to their own customers as well as to customers who resell our satellite capacity to third-party service providers. Our current wholesale market orientation is largely the result of operational restrictions that were placed on us as an intergovernmental organization. While we will continue to leverage our existing distribution relationships and provide wholesale satellite capacity to our customers, now that we are a private company we are also taking advantage of our increased ability to sell directly to certain sectors of the market to attract new customers to our business.

      Our sales and marketing effort is designed to build long-term relationships with our customers, with the objectives of sustaining and growing our core fixed satellite services business, diversifying our service portfolio and expanding our customer base. As a customer-focused organization, we work with our customers to ensure that we provide services responsive to their needs.

      Our Intelsat Global Sales subsidiary, located in London, England, is our global sales and marketing headquarters. In addition, we have established local sales and marketing support offices in the following locations around the world:

• Australia; • Brazil; • China; • Norway; • Singapore; • the United States;	• France; • Germany; • India; • South Africa; • Peru; and • United Arab Emirates.

      By establishing local offices closer to our customers and staffing those offices with experienced personnel, we believe that we are able to provide flexible and responsive service and technical support to our customers.

      We believe that we enjoy significant brand recognition with current and potential users of our satellite services and expect to develop further customer awareness through our marketing and promotion efforts. We use our brand name, superior network performance and technical support to market our services to a broad spectrum of customers seeking to communicate globally.

      We have begun the process of establishing customer relationships with some of our end users, such as the World Bank. In addition, on November 25, 2002 we completed a transaction with COMSAT and COMSAT Digital Teleport, Inc. pursuant to which we acquired substantially all of COMSAT World Systems’ service contracts for the sale of our capacity, thereby establishing direct customer relationships with most of our North American end users. See Item 7.B — “Related Party Transactions — COMSAT Asset Purchase Agreement” for a more detailed description of this transaction. These North American end users include WorldCom, Inc., AT&T Corp., Verestar, Inc. and Sprint Corporation.

     Backlog

      As of December 31, 2001, we had a backlog of approximately $5.0 billion in future revenue for services to be provided on our satellites. As of December 31, 2002, our backlog decreased to approximately $4.0 billion, with a weighted average remaining contract duration of approximately 4.4 years. Approximately half of the decrease in our backlog was due to three factors: the cancellation of our service contracts with COMSAT World Systems upon our November 2002 acquisition of most of the assets of COMSAT World Systems, the exclusion from our previously reported backlog of amounts associated with a Brazilian customer that has been experiencing financial difficulties and the termination of certain service orders by Teleglobe Inc. and one of its affiliates. The decrease in our backlog also reflects the continuing trend of customers seeking shorter-term contracts due to the rapidly changing telecommunications market. We expect to deliver services associated with $820.7 million, or 20%, of our December 31, 2002 backlog by December 31, 2003. See Item 5 — “Operating and Financial Review and Prospects — Backlog” for a further discussion of our backlog, including a discussion of how our acquisition of COMSAT World Systems’ customer contracts, bankruptcy filings by

WorldCom, Inc. and Teleglobe Inc., the financial difficulties of the Brazilian customer mentioned above and events in Argentina have impacted or may impact our backlog.

     Telenor Agreement

      We have entered into an agreement with Telenor Satellite Services AS, referred to as Telenor, for the sale of transponders on the 10-02 satellite to be deployed at the 359°E orbital location. Telenor currently has operating leases on our 707 satellite at the 359°E orbital location that support its direct-to-home and business networks in Europe. The 10-02 satellite will replace the 707 satellite at this orbital location. Pursuant to our agreement with Telenor, Telenor has agreed to purchase 24 Ku-band transponders, measured in terms of 36 MHz equivalent units, on the 10-02 satellite. We will retain ownership of the satellite’s C-band transponders, all remaining Ku-band transponders and most of the remainder of the satellite. We expect to launch the 10-02 satellite in the fourth quarter of 2003 or the first quarter of 2004. After the successful launch and in-orbit testing of the 10-02 satellite, title to, and risk of loss with respect to, Telenor’s 24 Ku-band transponders on the satellite will transfer to Telenor. At the time of this transfer, Telenor will be required to pay the purchase price for the transponders. We will operate the 10-02 satellite and remain the licensed user of our satellite network filing at the 359°E orbital location. Once title to these transponders has been transferred to Telenor, all of Telenor’s service commitments for capacity on the 707 satellite will be terminated. Under the agreement, Telenor has the right to purchase and own equivalent Ku-band transponders and capacity on any replacement or follow-on satellite at the 359°E orbital location.

     Network

      Our customers depend on our global communications network and our operational and engineering leadership, including our:

•	over 38-year operating history and pioneering achievements in satellite communications;

•	highly redundant network, resulting from our overlapping satellite coverage areas;

•	ability to relocate or reconfigure many satellites to cover different geographic regions; and

•	consistently high transponder availability levels.

      Our network is currently comprised of 24 Intelsat-owned and -operated satellites in orbit, leased capacity on 2 satellites owned by strategic partners in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. One additional satellite, with an expected launch date in late 2003 or early 2004, is currently under construction. Our network also includes ground network assets consisting of teleports or leased teleport facilities in Germany, the United States and China and points of presence in New York, Hong Kong, Frankfurt, Los Angeles and London.

      We believe that our operational and engineering achievements are due primarily to our satellite procurement and operations philosophy, which we believe has been different from that of other satellite operators. Our operations and engineering staff is involved from a satellite’s design to its decommissioning. With our own staff working on site to monitor progress, we maintain close technical collaboration with our contractors during the process of designing, manufacturing and launching a satellite. We continue our engineering involvement throughout the operating lifetime of each satellite. Extensive monitoring of earth station operations and around-the-clock satellite control and network operations support ensure our consistent operational quality, as well as timely corrections when problems occur. In addition, we have in place contingency plans for any foreseeable technical problems that may occur during the lifetime of a satellite. Despite these plans, however, we may experience technical difficulties in the future that will impair the performance of one or more of our satellites. See Item 3.D — “Risk Factors” for a description of the types of technical difficulties that could affect our satellites.

          Satellite Systems

      There are three primary types of commercial communications satellite systems: low-earth orbit systems, medium-earth orbit systems and geosynchronous systems. Geosynchronous communications satellites are located approximately 22,300 miles, or 35,700 kilometers, above the equator. These satellites can receive radio frequency communications from an origination point, relay those signals over great distances and distribute those signals to a single point or multiple receivers within the transmission range of the satellites’ beams.

      Geosynchronous satellites send these signals using various parts of the electromagnetic spectrum. Our fleet is designed to provide capacity using the C-and Ku-bands of this spectrum. A third frequency, the Ka-band, is not widely used at this time, but is being considered for use in broadband projects. A Ka-band satellite may be accessed by a smaller antenna, which is an important consideration for residential and small business markets. We do not have any Ka-band satellites and have not at this time entered into any contract for the manufacture of a Ka-band satellite. However, as part of our broadband strategy, in 2002 we entered into an agreement to acquire a minority stake in Wildblue Communications, Inc. Wildblue Communications, Inc. plans to offer broadband Internet access services in the continental United States via Ka-band satellite.

      A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping, box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit, which means that, in order to save fuel, we do not control their north-south position within their assigned orbital control boxes.

          Our Satellites

      Our fleet of 24 of our own satellites and leased capacity on 2 satellites owned by strategic partners currently covers almost all of the earth’s surface and has been designed to provide a high level of redundancy for our customers. The features of our network that provide this redundancy are as follows:

•	most places on the surface of the earth are covered by more than one satellite;

•	many of our satellites have flexible design features that include the ability to be reconfigured or relocated to provide different areas of coverage; and

•	subject to availability, our in-orbit fleet includes sparing capacity on operational satellites.

      Each of these features enables us in the event of a malfunction on a given satellite to move customers to other capacity on the same satellite or to other satellites.

      In addition to enhancing our network redundancy, the design flexibility of some of our satellites enables us to meet customer demand and respond to changing market conditions. However, the exact location and intended use of each of our satellites are subject to various governmental approvals, coordination issues and other regulatory requirements. See “— Regulation” below for a description of these regulatory requirements.

      For the year ending December 31, 2002, the transponder availability rate on satellites owned and operated by us was nearly 99.998%. This availability rate was achieved by accumulating nearly 7.8 million transponder hours in service, with approximately 172 hours of accumulated transponder outage. Our transponder availability rates have averaged over 99.997% since 1985.

      Our system fill factor represents the percentage of our total available station-kept transponder capacity, including the capacity that we lease, that is in use or reserved at a given time. As of February 21, 2003, we had an average system fill factor, including guaranteed reservations and rights of first refusal for service, of nearly 63.6%. As of that date, our average system fill factor did not include capacity on the 907 satellite, which had not yet commenced in-orbit operations, or on the 702 satellite, which had recently arrived at another orbital location. We estimate that our achievable system fill factor is approximately 90%.

      There are a number of elements that affect our achievable system fill factor. First, traffic on our satellite network is asymmetrical, generally reflecting the higher demand to move data from developed to developing regions. Second, our satellites are designed with a greater number of zone beams, as opposed to hemispheric beams, than is typical in the industry to accommodate the needs of our customers for space segment connectivity spanning multiple continents. Third, our current satellite fleet consists primarily of satellites of generic design, which offer more flexibility and can be easily deployed into other orbital locations within our satellite network, but which are not optimized for a specific location. In combination, these practical and technical aspects of our satellite system result in a lower achievable system fill factor than that of some other satellite services providers that have a higher concentration of region- or role-specific satellites.

      We expect our average system fill factor to decline as a result of the increase in our system’s available transponder capacity after the launch of our additional planned satellite and our expansion into new orbital locations. Over the long run, we expect our achievable system fill factor to increase slightly, reflecting the deployment of satellites that are more specifically tailored to the expected traffic patterns of their orbital locations. Although achieving a high system fill factor enables us to generate more revenue than we otherwise would, it may be an indication of unmet demand at key orbital locations and may limit restoration capability in the event of a malfunction of a satellite in our system.

          In-Orbit Satellites

      The satellites that make up our existing fleet include 24 satellites owned and operated by us and leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region. With our satellites located in all of the principal ocean regions — the Atlantic, Pacific and Indian — and leased capacity available in the Asia-Pacific region, we provide coverage to nearly every landmass.

      One of the two satellites on which we lease capacity is the INSAT 2E, leased pursuant to an agreement with the Government of India, Department of Space, INSAT Programme Office. Under this agreement with the Government of India, we have leased eleven 36 MHz equivalent transponders on INSAT 2E through May 30, 2009. We have the right to extend this lease term until the INSAT 2E has reached the end of its orbital maneuver life, which is currently expected to be May 2012. The other satellite on which we lease capacity is the SINOSAT-1, which we lease pursuant to an agreement with China’s SINO Satellite Communications Company Limited, referred to as SINOSAT. Under this agreement with SINOSAT, we have the option to lease, on a space-available basis, up to six 36 MHz transponders on the SINOSAT-1 satellite. We may exercise this option at any time and from time to time during the option term, which expires in April 2005. Two of the transponders may be leased through April 2005, while four of the transponders may be leased through April 2007. No lease may exceed five years. Under this option agreement with SINOSAT, we have leased capacity under one lease agreement through December 31, 2004 and under another lease agreement through August 31, 2006.

      As of February 21, 2003, our in-orbit fleet had 892 transponders available for transmitting in the C-band and 339 transponders available for transmitting in the Ku-band. These totals measure transponders on station-kept satellites, including the transponders that we lease from INSAT and SINOSAT. However, these totals do not include transponders on the 907 satellite, which had not yet begun its in-orbit testing period as of that date, and on the 702 satellite, which had recently arrived at another orbital location. In each case, these numbers refer to usable 36 MHz equivalent transponders.

      The table below provides a summary of our in-orbit satellite fleet as of February 21, 2003. The transponder numbers are based on the original design capabilities of the satellites. The actual number of available transponders on a satellite can vary from its original design capabilities due to its orbital location, inter-system coordination issues, its beam configurations and the impact of certain anomalies.

				Transponders(1)			Estimated
		Orbital Location				End of Orbital	End of Orbital
Satellite	Manufacturer	(East Longitude)	Launch Date	C	Ku	Design Life	Maneuver Life(2)

Geostationary Orbit
601	Hughes Aircraft Company (Hughes)	64.0°	October 1991	64	24	October 2001	April 2004
605	Hughes	332.5°	August 1991	64	24	August 2001	February 2006
701	Space Systems/ Loral	180.0°	October 1993	42	20	August 2004	June 2011
702	Space Systems/ Loral	55.0°(3)	June 1994	42	20	April 2005	February 2012
704	Space Systems/ Loral	66.0°	January 1995	42	20	November 2005	November 2010
705	Space Systems/ Loral	310.0°	March 1995	42	20	January 2006	June 2009
706	Space Systems/ Loral	307.0°	May 1995	42	28	March 2006	July 2012
707	Space Systems/ Loral	359.0°	March 1996	42	28	January 2007	November 2012
709	Space Systems/ Loral	304.5°	June 1996	42	20	April 2007	October 2011
801	Martin Marietta Overseas Corporation (MMOC)	328.5°	March 1997	64	12	March 2007	March 2009
802	MMOC	174.0°	June 1997	64	12	June 2007	April 2015
804	MMOC	176.0°	December 1997	64	12	December 2007	December 2014
805	MMOC	304.5°	June 1998	36	6	June 2008	December 2016
901	Space Systems/ Loral	342.0°	June 2001	72	22	June 2014	October 2017
902	Space Systems/ Loral	62.0°	August 2001	76	22	August 2014	March 2018
903	Space Systems/ Loral	325.5°	March 2002	76	22	March 2015	May 2017
904	Space Systems/ Loral	60.0°	February 2002	76	22	February 2015	April 2018
905	Space Systems/ Loral	335.5°	June 2002	76	22	June 2015	April 2019
906	Space Systems/ Loral	64.0°	September 2002	72	22	September 2015	October 2019
907(4)	Space Systems/ Loral	332.5°	February 2003	76	22	March 2016	April 2019
APR-1(5)	Indian Space Research Organization	83.0°	N/A	11	0	N/A	May 2012
APR-2(5)	Alcatel	110.5°	N/A	6	0	N/A	N/A
Inclined Orbit
511	Ford Aerospace	330.5°	June 1985	42	12	June 1992	March 2005
602	Hughes	33.0°	October 1989	64	24	October 1999	June 2007
603	Hughes	340.0°	March 1990	64	24	March 2000	June 2008
604	Hughes	157.0°	June 1990	64	24	June 2000	April 2006

(1)	Based on satellite design capabilities (or, for APR-1 and APR-2, available capacity for lease) and measured in 36 MHz equivalent transponders.

(2)	Assuming no relocation of the satellite.

(3)	Rights to use this orbital location are held by one of our customers.

(4)	In transit to a temporary orbital location for in-orbit testing. To be redeployed to 332.5°E after completion of in-orbit testing.

(5)	Operated by strategic partners with capacity leased by us.

      The design life of a satellite is the length of time that the satellite’s hardware is guaranteed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite is actually expected to remain operational within its assigned station-keeping box, as determined by remaining fuel levels, fuel consumption rates and the status of the satellite’s health. Although the orbital maneuver lives of our satellites have historically extended beyond their contractual design lives, this trend may not continue.

      In order to extend the orbital maneuver lives of our 511, 602, 603 and 604 satellites beyond our original estimates, we are operating these satellites in inclined orbit. By operating a satellite in inclined orbit, we are able to save significant amounts of fuel and thereby substantially extend its useful life. Extending the lives of our inclined orbit satellites allows us to continue to earn revenue beyond our original estimates for these satellites. However, the types of services that can be provided using inclined orbit satellites are limited, and we typically offer capacity on inclined orbit satellites at a discount.

      We have experienced no catastrophic in-orbit loss throughout our history, and our current satellite fleet is generally healthy. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business. Most of these problems have been component failures and anomalies that have had little long-term impact on transponder availability to date. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives. To date, this redundancy design scheme has proven effective, although this trend may not continue. The most notable anomalies, losses and risks to our fleet at this time are described below.

      Our 605 satellite has experienced problems with its primary and redundant central telemetry units. These units transmit information regarding the performance and status of a satellite’s on-board systems to ground facilities and thereby enable satellite operators and engineers to track the health and configuration of a satellite. The 605 satellite’s primary telemetry unit failed in 1992, and the redundant unit failed in 1997. Less than three months after its failure, the redundant unit began transmitting information again and has been transmitting properly since that time. However, we do not know whether the redundant telemetry unit will continue to function properly in the future. During the short period in which both units had failed, we were able to operate the satellite normally using a ground-based simulator to track the status of the satellite. In addition, we developed a ground-based system that allowed us to verify the satellite’s orientation in space, referred to as its attitude, without telemetry information from the satellite. We would use these ground-based systems to operate the 605 satellite in the event the redundant telemetry unit fails again, although it is possible that we may not be able to operate the satellite through its remaining useful life if this failure occurs.

      Our 701, 702, 704 and 709 satellites have been experiencing higher than normal friction torque on some of their momentum wheel assemblies. Each of these satellites includes three momentum wheel assemblies, any two of which must be operating at all times in order for the satellite to function properly. These wheel assemblies are used to control the satellite’s attitude. Higher than normal friction torque degrades the performance of the momentum wheels and increases the risk of wheel failure. The failure of one of these wheels could result in dynamic changes in the satellites’ orientation, referred to as attitude transients, and possible temporary loss of earth lock. Even though the primary wheels have not failed, we are currently using the redundant momentum wheel assemblies on the 701, 702 and 704 satellites in order to minimize the risk of attitude transients. We have developed an alternative control system that utilizes thrusters instead of momentum wheels that could provide long-term attitude control for each of the affected satellites in the event that two of its three wheels fail. These measures are expected to permit the 701, 702, 704 and 709 satellites to achieve and exceed their orbital design lives, despite any potential wheel failures. Our 702 satellite also has an anomaly with a switch that is used to move uplink transmissions between two zone beams. However, our use of a redundant switch has prevented any loss of capability.

      Our 706 satellite has experienced battery cell failures that have reduced the energy available for operating the satellite during eclipse periods when the sun is not visible to the satellite. A satellite relies on its battery power during these periods, which occur twice per year near the solar equinox and can last up to 72 minutes per day over a period of 45 days. Due to these battery cell failures, the ability of the 706 satellite to carry a full traffic load during solar eclipse periods has been negatively impacted. We are continuing to explore operational and commercial options that allow us to reduce the capacity in use during these periods and thereby to minimize the stress on the remaining battery cells.

      Our 709 satellite has experienced a similar type of battery cell failure involving fewer cells. It would take additional battery cell failures on the 709 satellite to impact our operation of the satellite. As a result, we do not at this time consider the 709 battery cell failures to be as significant as the battery cell failures on our 706 satellite. However, additional cell failures of this type could impact our ability to operate this satellite. In addition, the 709 satellite has a radio frequency output power instability in the downlink of one hemispheric beam. The anomaly, which was detected in 1996 shortly after the satellite’s launch, resulted in the loss of nine 36 MHz equivalent transponders of the satellite’s capacity.

      In March 1997, before being put into service, our 801 satellite went into an uncontrolled spin that resulted in its loss of earth lock. We were able to recover attitude control within two days. However, the satellite’s north solar array structure was damaged during this period. The damage has limited our use of certain control equipment on the satellite required for station-keeping maneuvers. We have implemented alternative operational measures using a set of thrusters on the satellite that allow us to continue station-keeping maneuvers. However, the satellite’s orbital maneuver life has been reduced. As described in “— Network — Sparing; Insurance — Insurance” below, the 801 anomaly resulted in a settlement with our insurers. Although there is currently no evidence of further damage to the 801 satellite’s array structure, it is possible that the damaged array may not continue to perform as it has over the past six years. In addition, the thrusters that are part of our alternative operational measures on the satellite are being used for continuous attitude corrections. These thrusters are not designed for this operation, and accordingly their use for continuous attitude corrections may result in premature failure. One of these thrusters has already experienced degraded performance that may be a result of this type of operation of the thruster. We are now using a redundant thruster in place of the thruster experiencing degraded performance and have made other changes in our operation of the 801 satellite to minimize the impact on the remaining thrusters.

      Our 801 satellite has also experienced failures resulting in degraded performance on four of its nine C-band hemispheric and zone beam receivers. As a result, only five receivers are operating at full performance. There are six hemispheric and zone beams on the satellite, each of which requires a receiver. The late 2002 failure of the fourth receiver has created a situation in which one of the beams must be configured to use a receiver experiencing degraded performance. Although this beam is still capable of carrying our current traffic, it is possible that the beam may not be able to carry new traffic. We would need to conduct analysis and testing to assess the feasibility of carrying any new traffic on the affected beam before we could add new traffic on the beam.

      The spare attitude system processor on our 802 satellite has failed, resulting in the loss of redundancy for the attitude control system used to maintain the satellite’s orientation in space. This failure has not resulted in the loss of any revenue or available transponder capacity. We are currently deploying a back-up system for controlling the attitude of the 802 satellite from the ground that should allow us to continue operating the satellite for its full orbital maneuver life in the event the remaining processor fails.

      Our 804 satellite has experienced some degradation of performance on one zone beam and one hemispheric beam that we believe is caused by an obstruction affecting the antenna shared by these beams. This problem could result in the loss of some of the satellite’s capacity. However, because of the way we have allocated capacity and the locations of our customers, this degradation has had no significant impact on our operations or the availability of capacity on our 804 satellite to date.

      Our 901 satellite has experienced an anomaly in one of the feed horns of its receive hemispheric/zone beam feed array. This anomaly can result in interference among the three beams that share the affected feed array only if uplinks are transmitted to the satellite from a particular region between the areas covered by the affected zone beams. Because the impacted region is covered by other beams on the satellite and because we have no customers in the impacted region, this problem has had no impact on our operations or the availability of capacity on our 901 satellite to date.

      See Item 3.D — “Risk Factors” for a discussion of the impact of various technical anomalies on our business.

          Planned Satellites

      We began a nine-satellite launch program in 2001. Seven of these satellites have been successfully launched. On November 21, 2002, we terminated our order for one of the satellites in our launch program due to the manufacturer’s significant postponement in the delivery date of the satellite. We expect that the remaining satellite in our launch program will be launched by the end of 2003 or early 2004. By the middle of 2004, we expect to occupy 22 orbital locations and will continue to have the ability to lease satellite capacity from strategic partners at 2 additional orbital locations. See Item 3.D — “Risk Factors” for a discussion of the impact on our business of problems or delays in the manufacture or launch of our satellite under construction. The seven satellites that we have launched and the eighth satellite to be launched in this launch program have, on average, more power, more transponders and a larger coverage area than many of our other satellites.

      By replacing satellites that have reached the end of their commercial lives with higher-powered satellites featuring enhanced technologies, we have been able both to continue providing capacity to well-established orbital locations and to offer current customers at these locations growth capacity. The added transmission power of our newer satellites allows our customers to use smaller antennas, reduce ground segment costs and use our system for an expanded variety of applications. In addition, our newer satellites have been designed with the flexibility to respond effectively to emerging or changing patterns of communications traffic. We expect to continue to replace existing satellites, as necessary, with more technologically advanced satellites that meet customer needs. We periodically conduct evaluations to determine the current and projected strategic value of our existing and any planned satellites and to guide us in redeploying satellite resources as appropriate.

      The remaining satellite in our launch program is the 10-02 satellite, which is being manufactured by Astrium SAS. We expect to launch this satellite in late 2003 or early 2004 and expect to deploy it at 359.0° East longitude. However, we are regularly monitoring market conditions, and our satellite deployment plan changes from time to time to optimize our overall satellite system. The 10-02 satellite is designed to have 70 C-band and 36 Ku-band transponders, measured in 36 MHz equivalent units. Of the 36 Ku-band transponders, 24 transponders have been sold to Telenor. See “— Telenor Agreement” for a description of our agreement with Telenor. The actual number of usable transponders on the 10-02 satellite will depend on a number of factors, including the satellite’s operational configuration at its specified orbital location. The 10-02 satellite is expected to reach the end of its orbital design life in the first quarter of 2017. Assuming no relocation of the satellite from the orbital location to which it is initially deployed, the 10-02 satellite is expected to reach the end of its orbital maneuver life in the second quarter of 2021.

      Construction Agreement. We entered into an agreement with Astrium SAS for the manufacture of two Intelsat X series satellites, the 10-01 and 10-02 satellites. As described below, we have terminated this agreement with respect to the 10-01 satellite. Under this agreement, we are required to pay the majority of the total contract price for a satellite in the form of progress payments during the period of the satellite’s construction. The remainder of the price is payable in the form of incentive payments based on orbital performance over the design life of the satellite following launch, as well as in the form of a significant payment due only when the satellite has successfully completed in-orbit testing. Our agreement with Astrium SAS provides for price reductions or payments by the manufacturer in the event of late delivery due to the fault of the manufacturer.

      Our agreement with Astrium SAS for the manufacture of our 10-02 satellite includes provisions that enable us to terminate with or without cause. If we terminate the agreement without cause, we are subject to substantial termination liabilities that escalate with the passage of time. If we terminate for cause, we are entitled to take over any work remaining, with the manufacturer paying any additional costs. Alternatively, we can recover payments we have made if the delivery date for the satellite has been delayed by more than a specified period of time. We would also be entitled to receive additional specified damages. The risk of loss of a satellite manufactured under this agreement passes to us at launch.

      In November 2002, we notified Astrium SAS of our termination of our construction agreement with respect to the 10-01 satellite due to the manufacturer’s significant postponement in the delivery date of the satellite by more than the period of time specified in the agreement. We have not terminated the portion of our agreement with Astrium SAS relating to the 10-02 satellite. For a discussion of the impact of the termination of our order for the 10-01 satellite on our financial condition and results of operations, see Item 5 — “Operating and Financial Review and Prospects”.

      Our agreement with Astrium SAS gives us the option until February 2005 to order additional satellites at fixed prices identified in the agreement.

      Launch Services Agreements. We have entered into launch services agreements with Sea Launch Company LLC and Lockheed Martin Commercial Launch Services for the Intelsat X series satellites. These agreements provide that we may terminate at our option, subject to the payment of specified termination fees that increase as a given launch date approaches.

      At the time we entered into our launch services agreements with Sea Launch Company LLC and Lockheed Martin Commercial Launch Services, we had two Intelsat X series satellites on order. However, as indicated above, we have since terminated our order for the Intelsat 10-01 satellite. In connection with the termination of our order for the 10-01 satellite, we have agreed in principle with Sea Launch Company LLC to amend our launch services agreement to provide for the launch of an unspecified future satellite. See Item 5 — “Operating and Financial Review and Prospects — Termination of Our Order for the Intelsat 10-01 Satellite” for a discussion of the impact of this agreement on our financial condition and results of operations. We intend to use a Proton M/ Breeze M launch vehicle under our agreement with Lockheed Martin Commercial Launch Services for the launch of our 10-02 satellite.

      We have negotiated postponement terms in both agreements in order to allow for reasonable delays in the delivery of our satellites. In one of these agreements, we also have the ability to terminate the agreement if specific launch vehicle upgrade milestones are not met. In the event of a launch failure, both agreements give us the option to launch a replacement satellite at a cost specified under the agreement. See Item 7.B — “Related Party Transactions” below for information regarding our agreement with Lockheed Martin Commercial Launch Services.

      See Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for information regarding our plans for our satellites.

          Network Operations and Current Ground Facilities

      We control and operate each of our satellites and manage the communications services for which it is used from the time of its initial deployment through the end of its operational life. We provide most of these services from our Washington, D.C.-based satellite control center and network management center. We also provide tracking, telemetry and command services for our 24 satellites and for satellites owned by other satellite companies. We provide these services from ground facilities located around the world.

      The satellite control center is responsible for the monitoring and control of our satellite fleet 24 hours per day, 365 days per year. Utilizing sophisticated satellite command and control hardware and software, the satellite control center analyzes telemetry from our satellites in order to monitor the status and track the location of our satellites. As necessary, the satellite control center sends commands to the satellites for station-keeping maneuvers and equipment reconfigurations. Our satellite control center currently manages a complex and dynamic operations environment. It manages the daily operation of our satellites and those satellites we operate for other satellite companies, while concurrently supporting our launch schedule. We perform all of these functions from one facility, with one group of employees. Centralizing these functions enables our staff to become proficient in the management of multiple satellite series, thereby improving our operational redundancy and response times and increasing the cost-efficiency of our satellite operations.

      Our network management center is responsible for managing the communications services that we provide to our customers, and is the first point of contact for customers needing assistance in using our network. Daily tasks include monitoring customer traffic and the quality of our customer communications services. Our network management center also conducts measurements of transponder performance and transmission power and resolves interference issues and other customer concerns. The network management center coordinates satellite configuration changes and satellite transitions, as well as back-up operations for customers’ cable failures. The various monitoring systems that the network management center uses to perform these functions are in continuous, remote-controlled operation 24 hours per day. Our network management center also monitors the end-to-end services that we provide to our customers, including the terrestrial infrastructure used to provide these services.

      We also maintain a back-up operations facility, deployed during the early 1990s, a relatively short distance from our Washington, D.C. facility. This facility provides back-up emergency operational services in the event that our Washington, D.C. operations areas experience interruption. In January 2003, we acquired 55 acres of unimproved land a relatively short distance from our Washington, D.C. facility. We intend to use this property for, among other things, a back-up facility and data center for our operations. See Item 4.D — “Property, Plants and Equipment” for a description of this property.

      Our satellite control center and network management center use a network of ground facilities to perform their functions. This network includes six tracking, telemetry, command and monitoring, or TTC&M, stations and various other earth stations worldwide. Refer to Item 4.D — “Property, Plants and Equipment” below for information regarding the location of our ground network facilities.

      Due to the limitations on our activities as the IGO prior to privatization, we do not own most of the earth stations and other facilities that comprise our ground network, including four of our six primary TTC&M stations. Rather, we contract with the owners of the TTC&M stations and other facilities for the provision of certain monitoring and control services. The contracts with the owners of these four TTC&M stations have expiration dates ranging from November 30, 2005 to August 31, 2007. On November 25, 2002, we completed a transaction with COMSAT and COMSAT Digital Teleport, Inc. pursuant to which we acquired two of the six primary TTC&M stations in our ground network. See Item 7.B — “Related Party Transactions — COMSAT Asset Purchase Agreement” for more information about this acquisition.

          Sparing; Insurance

      Both in-orbit sparing capability and insurance are important components of our risk mitigation strategy for satellite-related malfunctions. While insurance provides cash proceeds in the event of an insured loss, in-orbit sparing provides capacity to meet customers’ needs in the event of a launch failure or an in-orbit failure.

          Sparing

      We believe that the availability of spare capacity, together with the overlapping coverage areas of our satellites and flexible satellite design features described in “— Network — Our Satellites” above, are important aspects of our ability to provide reliable service to our customers. In addition, these factors would enable us to mitigate the financial impact to our operations attributable to the loss of a satellite. Our system accommodates in-orbit sparing through the use of capacity on satellites that are less than fully utilized. In addition, we sell some capacity on a preemptible basis and could preempt the use of this capacity in the event of a loss of a satellite. This approach enables us to optimize our fleet and to minimize potential revenue loss. See Item 3.D — “Risk Factors” for a discussion of the impact of a launch or in-orbit failure on our business.

          Insurance

      Historically, and under our contract for the manufacture of the Intelsat X series satellite, the manufacturers of our satellites bear the risk of loss of the satellites up to launch, at which time title and risk of loss pass to us. At that point, we have generally obtained insurance for the launch and, in most cases, some limited period of time of in-orbit operations for satellites owned by us. Prior to November 2001, we generally did not obtain in-orbit insurance beyond the first year of in-orbit operations. This assumption of in-orbit operations risk was supported in part by the IGO’s ability to call capital from its owners and in part by the generally healthy operating history of the IGO’s satellites. With the manufacture of our Intelsat IV-A series of satellites beginning in the early 1970s, we began our policy of maintaining a program office at each satellite manufacturer’s site where our engineers could monitor our contractors during the construction and testing of our satellites. Since that time, 45 satellites have been placed into orbit, and we have experienced no catastrophic in-orbit loss throughout our history. Please refer to “— Network — Our Satellites — In-Orbit Satellites” above for a description of notable anomalies, losses and risks to our fleet at this time.

      Launch Insurance. We obtained insurance for the launch and first year of in-orbit operations of our seven Intelsat IX series satellites, all of which have been launched. The 901, 902 and 904 satellites have already been in orbit for more than one year and therefore are no longer covered under this policy. The 903 satellite is covered under this policy through March 29, 2003. The first year after launch is the period that includes the deployment and in-orbit testing of a satellite and is considered to be the time of greatest in-orbit risk. Subject to customary exclusions, our insurance covers losses to the Intelsat IX series satellites occurring during a satellite’s launch, or after lift-off, and during its first year of in-orbit operations. These customary exclusions, such as losses relating to acts of war, are described in Item 3.D — “Risk Factors”. The launch insurance on each of the Intelsat IX series satellites is in an amount approximately equal to the net book value of the satellite. Launch coverage under this policy includes catastrophic loss of a satellite during launch, as well as the failure of a satellite to obtain a proper orbit. In-orbit coverage under this policy includes a satellite’s failure to perform in accordance with contractual design specifications once in orbit and during the first year of operations. In-orbit coverage under this policy does not contain a co-insurance requirement but also does not include capitalized performance incentives for the period of in-orbit operations. If 50% or more of a satellite’s capability is lost, then we may declare a constructive total loss, and the insurers would be required to pay the full insured value and would obtain salvage in return. If the satellite is able to achieve more than 50% but less than 100% of its performance specifications, we will be entitled to a pro rata portion of the amount of the insured value.

      In-Orbit Insurance. We currently have insurance in place through November 8, 2003 for the in-orbit operations of our 706, 707, 802, 805, 901, 902 and 904 satellites. In addition, the 903 satellite will be insured under this policy beginning March 30, 2003, and the other Intelsat IX series satellites that complete their first year of in-orbit operations before November 8, 2003 will be insured under this policy. Under the terms of this policy, we chose to co-insure $100.0 million of the net book value of each covered satellite, and insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Two of the satellites covered by this policy are expected to have their net book values fall below $100.0 million before the expiration of the policy on November 8, 2003. Our decision to assume some risk for each satellite was based in part on our favorable in-orbit experience, as described above, and in the context of our current sound financial condition. For satellites with net book values of $100.0 million or less, we bear all loss. For satellites with net book values of over $100.0 million, we bear a percentage of the loss equal to the percentage of the total net book value of the applicable satellite represented by the $100.0 million that we co-insure. Coverage under this policy recognizes losses based on a satellite’s failure to perform in accordance with contractual design specifications. If 80% or more of a satellite’s capability is lost, then a constructive total loss may be declared by us, and the insurers would pay the full insured value determined as described above. If 5% or more but less than 80% of a satellite’s capability is lost, we will be entitled to a pro rata portion of the amount of the full insured value determined as described above. There are a number of customary exclusions to our coverage under this policy, as well as exclusions relating to existing anomalies. The customary exclusions are described in Item 3.D — “Risk Factors”. The other exclusions relate to problems we have experienced on our 706, 802 and 901 satellites. See ‘— Network — Our Satellites — In-Orbit Satellites” above for a discussion of these anomalies. There are also deductibles for any two battery cell failures on the 805 satellite and approximately 5% of the solar array output power on the Intelsat IX series satellites.

      As our remaining satellites individually have values of approximately or less than $100.0 million, we have not obtained, and do not intend to obtain, in-orbit insurance coverage for them. The aggregate net book value of these 13 satellites as of December 31, 2002 was $586.6 million, which includes 6 satellites with no book value.

      As the insurance currently in place for our satellites expires, our decision to purchase additional in-orbit insurance will depend on a number of factors. These factors include the cost and availability of insurance in the market and the exclusions to coverage, if any, required by insurers. We would also consider the other terms and conditions upon which insurance is available and our historical experience with launch and in-orbit malfunctions. We may decide not to obtain any additional in-orbit insurance. Even if we decide to seek additional insurance, we may not be able to obtain additional in-orbit insurance on reasonable terms and conditions, if at all. Our current intention is to obtain launch insurance and insurance for the first year’s in-orbit operations for our Intelsat X series satellite under construction. However, we may not be able to obtain insurance for this satellite on reasonable terms and conditions, and we may not be able to obtain insurance at all. See Item 3.D — “Risk Factors” for a description of the risks to our business associated with not having in-orbit or launch insurance for our satellites.

      We also have insurance in place through March 31, 2005 for losses to our 801 satellite if the cause is related to the satellite’s north solar array. On March 18, 1997, the 801 satellite was damaged, causing a reduction in the satellite’s orbital life. The IGO subsequently entered into settlement agreements with insurers in which an aggregate amount of approximately $33.0 million in compensation was agreed upon. The agreements also provided that the insurers would insure the satellite for any losses associated with the satellite’s north solar array.

      In addition to the satellite insurance described above, we currently maintain third-party liability insurance up to a limit of $500.0 million per occurrence or in the aggregate per year for damages for physical injury and property damage to third parties caused by our satellites. Our current policy expires in early June 2003.

      We do not insure against lost revenue in the event of a total or partial loss of a satellite. For additional information on insurance matters, see Item 3.D — “Risk Factors”.

     Competition

      We are a global satellite operator. Our competitors include global providers of fixed satellite services, as well as regional satellite operators. We also face significant competition from suppliers of terrestrial communications capacity. We compete with other satellite operators for both point-to-multipoint, or broadcast, services and point-to-point services. We compete with fiber optic cable operators principally for point-to-point services.

      Prior to our privatization, most of our customers held investment share in the IGO in proportion to their usage of our system. As a result, our business may have realized some competitive advantages. See Item 3.D — “Risk Factors” for a discussion of the potential effects of the privatization on our business and competitive position.

          Satellite Operators

      We compete with other large satellite operators based on several factors, including price, access, coverage, availability of service and service quality and reliability. Our largest competitors currently include PanAmSat Corporation, SES GLOBAL S.A., Eutelsat S.A., Loral Space and Communications Ltd. and New Skies.

      PanAmSat. PanAmSat Corporation operates a network of 21 geosynchronous satellites that provide global coverage primarily for video distribution services. It is a leading provider of satellite capacity for television program distribution to network and cable systems in North and South America, Africa, South Asia and the Asia-Pacific region. PanAmSat has a particularly strong presence in North and South America.

      SES GLOBAL. SES GLOBAL owns and operates a fleet of 28 geosynchronous satellites and owns minority interests in several regional satellite services providers that together operate 13 additional satellites. SES GLOBAL primarily provides cable video, broadcast video and direct-to-home video services in the North American and European markets. It also provides Internet, broadband and private data network services. SES GLOBAL has a presence in Asia and Latin America due to its minority interests in regional satellite services providers, including Asia Satellite Telecommunications Holdings Limited, referred to as AsiaSat, and Star One S.A., which owns and operates the BrasilSat satellite fleet in South America. SES GLOBAL also owns a strategic interest in Nordic Satellite A.B., which operates satellites serving Scandinavia.

      Eutelsat. Eutelsat S.A. operates a fleet of 20 geosynchronous satellites primarily providing broadcast video and radio services across its core market of Europe and into parts of the Middle East, Africa, Southwest Asia and North and South America. Eutelsat also leases capacity on four satellites operated by other companies. Eutelsat has a minority interest in HISPASAT, Spain’s national satellite operator, which gives Eutelsat a presence in Latin America.

      Loral. Loral Space and Communications Ltd. is a diversified satellite company with substantial activities in satellite manufacturing and satellite-based communications. With respect to its fixed satellite services operations, Loral has entered into joint marketing arrangements with other regional and national satellite operators under the umbrella of the “Loral Global Alliance”. The Loral Global Alliance includes Loral Skynet, Satelites Mexicanos, S.A. de C.V., referred to as Satmex, Europe*Star Limited, which is a joint venture of Loral and Alcatel Space Industries, and Loral Skynet do Brasil. The Loral Global Alliance operates a fleet of 13 geosynchronous satellites and provides services primarily to broadcasters. Its services are offered across North America, the Caribbean, and parts of South America and Europe.

      New Skies. New Skies, which was spun off from the IGO in 1998, owns a fleet of six geosynchronous satellites. New Skies offers video, voice, data and Internet communications services to a range of customers.

      While these companies offer services similar to those that we offer, all of these competitors derive a greater share of their total revenue from the provision of video services than we do. However, we believe that our long history of high-quality, reliable service and the redundancy and flexibility of our network distinguish us from our competitors. In addition, we provide substantial technical assistance to our customers in connection with the provision of our service, especially to customers in developing countries.

      We also compete with a number of regionally focused satellite operators. Some of these entities provide international connections to supplement their domestic services. These entities include, among others:

•	Europe*Star Limited in Europe;

•	the Arab Satellite Communications Organization, referred to as Arabsat, in the Middle East and sub-Saharan Africa;

•	Telesat in North America;

•	AsiaSat, APT Satellite Telecommunications Ltd., MEASAT Networks Limited and Shin Satellite Public Limited Company in Asia; and

•	Satmex and Star One S.A. in Latin America.

      A number of other countries have domestic satellite systems that also compete with us to some extent, although most of our business is international in scope. These regional and national operators compete with us primarily on price. In addition, some countries limit our access in order to protect their satellite systems.

      We expect consolidation in the industry to continue, resulting in more intense competition from larger competitors with global systems. See “— Industry Overview — Key Trends — Industry Consolidation” and Item 3.D — “Risk Factors” for information on the consolidation in our industry and its effect on our competitive environment.

          Fiber Optic Cables

      We face significant competition from providers of fiber optic cable capacity. The primary use of fiber optic cables is carrying high-volume communications traffic from point to point, and we compete with fiber optic cable providers principally for these point-to-point services. The growth in the capacity of fiber optic cable on point-to-point transoceanic routes, particularly across the Atlantic Ocean, has led some services between major city hubs to migrate from satellite to fiber optic cable. For example, most voice and data traffic and video contribution traffic between major city hubs has migrated to fiber optic cable. The availability of fiber optic cables between medium-sized and smaller city hubs has also resulted in the migration of traffic from satellite to fiber optic cable in certain regions. The reduction in prices of capacity on fiber optic cables has also contributed to this migration. Because fiber capacity is available at substantially lower prices than satellite capacity for point-to-point services, satellite capacity remains competitive for signals that need to be transmitted beyond the main termination points of fiber optic cables, for point-to-multipoint transmissions and for signals seeking to bypass congested terrestrial networks. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective or is physically not feasible. We believe we compete with fiber optic cable companies primarily on coverage.

     Regulation

      We are regulated by the U.S. Federal Communications Commission, referred to as the FCC, under the Communications Act of 1934, as amended. We also must comply with the requirements of the Open-Market Reorganization for the Betterment of Telecommunications Act, referred to as the ORBIT Act. We are also subject to the export control laws, sanctions regulations and other laws and regulations of governmental entities in the countries in which we operate. In addition, we are subject to the frequency coordination process of the International Telecommunication Union’s Radio Regulations provisions.

          Regulation by the FCC

      All of our currently operating satellites are licensed in the United States. Our operation and ownership of these satellites is regulated by the FCC, the government agency with primary authority in the United States over commercial use of satellite radio communications. We currently must comply with FCC regulations with respect to obtaining and retaining our satellite licenses and avoiding harmful interference with or to other users of radio frequencies. We also must comply with other FCC regulations governing U.S.-licensed satellite systems and must obtain FCC licenses for the operation of earth stations in the United States. Our Intelsat USA License Corp. subsidiary is subject to regulation as a common carrier, as discussed in more detail below. Violations of the FCC’s rules may result in various sanctions, including fines, loss of authorizations or the denial of applications for new authorizations or the renewal of existing authorizations.

          Authorization to Launch and Operate Satellites

      The FCC issues licenses to launch and operate satellites to satellite operators who meet its legal, technical and financial qualification requirements. The FCC requires applicants for satellite licenses, as part of the application process, to demonstrate that their proposed satellites would be compatible with the operations of adjacent satellites. The FCC expects U.S.-licensed satellite operators to coordinate with other domestic and foreign operators to avoid harmful interference, and it does not become involved unless the operators are unable to resolve their conflicts.

      On August 8, 2000, the FCC provided our Intelsat LLC subsidiary with conditional authorization to operate the IGO’s 17 C-band and Ku-band satellites existing at that time and to construct, launch and operate our planned satellites. These authorizations are conditioned on our compliance with the privatization and initial public offering requirements of the ORBIT Act, which are discussed below under “— Regulation — Regulation by the FCC — The ORBIT Act”. These conditional authorizations provided Intelsat LLC with access to a total of 22 orbital locations and granted multiple waivers of the FCC’s technical rules to accommodate the existing design and operations of our satellite system. For example, the FCC waived its two-degree spacing requirement to allow continued operation of our existing and planned satellites at spacing greater than two degrees from non-Intelsat satellites. The FCC also waived certain financial requirements. The FCC’s waivers with respect to a particular satellite will apply for the entire term of the satellite license. However, the FCC is not required to grant additional waivers to us in connection with our future satellite applications.

      Intelsat LLC’s conditional authorizations became effective on July 18, 2001, the date on which the IGO, in connection with the privatization, transferred ownership of its 18 satellites to Intelsat LLC. This was also the date on which the IGO transferred its International Telecommunication Union network filings for 22 orbital locations associated with the operation of these satellites to the United States national registry. Pursuant to these conditional FCC licenses, and consistent with FCC rules, Intelsat LLC may use its orbital locations and satellites to provide services on a private carrier basis in the United States and internationally.

      The license term for each of our 17 satellites that were in operation on the date of the FCC’s August 8, 2000 licensing order is 10 years or end of life, whichever comes first, with the license term commencing on July 18, 2001. The license term for each of the planned satellites that were not yet in operation on August 8, 2000 is 10 years from the date that Intelsat LLC certifies to the FCC that the particular satellite has been successfully placed into orbit and that the satellite’s operations conform to the requirements of the FCC licenses. Intelsat LLC has certified that the 902 satellite became fully operational in conformity with the requirements of the FCC license on October 15, 2001. Intelsat LLC has certified that the 901 satellite became fully operational on November 21, 2001, that the 904 satellite became fully operational on March 27, 2002 and that the 903 satellite became fully operational on May 22, 2002. Intelsat LLC also has certified that the 905 satellite became fully operational on July 18, 2002 and that the 906 satellite became fully operational on

October 19, 2002. Intelsat LLC has certified that the 907 satellite became fully operational on March 25, 2003.

      At the end of a license term, Intelsat LLC can request special temporary authorization to continue operating a satellite. The FCC generally grants such authorization after the expiration of the initial license term. However, such authorization is not guaranteed. Intelsat LLC can also request licenses to launch and operate replacement satellites. The FCC’s rules do not guarantee that it will grant licenses for replacement satellites. In practice, however, the FCC generally grants requests for replacement satellites. If the FCC does not issue Intelsat LLC a license to launch and operate a replacement satellite in any of its 22 orbital locations, the FCC must return the particular orbital location to the International Telecommunication Union, at which time the orbital location would become available for use by other satellite operators.

      Any changes to Intelsat LLC’s licensed satellite system require FCC approval. The FCC, at Intelsat LLC’s request, has approved modifications to Intelsat LLC’s conditional licenses to operate its in-orbit satellites and to launch and operate additional satellites in the future. The modifications to the licenses included changes in the orbital locations of certain satellites and revised orbital relocation dates for certain satellites. The FCC has also granted periodic requests by Intelsat LLC for special temporary authority to conduct in-orbit testing of newly launched satellites and to operate its licensed satellites in different orbital locations on a temporary basis. The FCC is currently considering requests by Intelsat LLC for modifications to its licenses to operate the 602, 605, 805 and 709 satellites.

      In addition to the 2 satellites on which we lease satellite capacity, Intelsat LLC now owns and operates 24 C-band and Ku-band satellites and has plans to construct, launch and operate one additional satellite. See “— Network — Our Satellites — Planned Satellites” for a description of the planned addition to our satellite system. Intelsat LLC must construct, launch and operate this additional satellite by specified target dates, referred to as milestones. The failure to meet these milestones for a satellite will render our FCC license for that satellite null and void and could result in our losing access to the orbital location associated with that satellite. The FCC imposes these milestones on all U.S.-licensed satellite operators in order to prevent the warehousing of orbital locations. If we experience delays in meeting a milestone, we can apply to the FCC for an extension of the milestone. The FCC will generally grant an extension if the delays are due to circumstances outside of a satellite operator’s control, such as the late delivery of a satellite by a satellite manufacturer.

          Other FCC Authorizations

      As a public intergovernmental organization, the IGO was not permitted to hold earth station licenses. As a result, four earth station licenses and one experimental earth station license associated with technical facilities located at our Washington, D.C. building and at the Clarksburg, Maryland earth station facility were held by COMSAT on the IGO’s behalf. On April 23, 2001, in anticipation of the IGO’s privatization, Intelsat LLC and COMSAT jointly filed an application to assign these earth station licenses to Intelsat LLC. The FCC accepted these applications for filing and made them available for public comment on May 16, 2001. No comments were filed with respect to the applications, and the FCC granted the applications on October 25, 2002.

      On November 25, 2002, we completed a transaction pursuant to which we acquired most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc. The assets that we acquired in this transaction include substantially all of COMSAT World Systems’ service contracts for the sale of our capacity, two TTC&M earth station facilities located in the United States and a teleport facility located in the United States. We received the FCC’s approval for the transfer of FCC licenses held by COMSAT relating to the transferred assets on October 25, 2002. The FCC approved the transfer of 36 Title III operating licenses to our Intelsat LLC subsidiary and the transfer of 32 Title II common carrier authorizations to our Intelsat USA License Corp. subsidiary, which acquired COMSAT World Systems’ customer contracts. See Item 7.B — “Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of the COMSAT transaction. As a result of this transaction, we became subject to FCC reporting and record-keeping requirements applicable to U.S. international common carriers. These requirements include traffic and revenue reporting, international circuit status reporting and international interconnected private line reporting. Other requirements we are now subject to as a result of the COMSAT acquisition are notification of, and approval for, foreign carrier affiliations and filing of contracts with international carriers. We are also required to make annual financial reports and equal employment opportunity reports. Finally, we are required to provide communications assistance for law enforcement and to maintain customer billing records for 18 months.

          FCC Fees

      We must pay FCC application fees in connection with modifying or renewing our satellite and earth station licenses and requesting additional or special temporary authority to operate satellites or earth stations. We must also pay annual regulatory fees to the FCC for our satellites, for our earth stations located in the United States and for our use of capacity over international bearer circuits. We are required to provide information to the FCC on the services that we provide to our customers. The FCC uses this information to calculate our universal service contribution or to determine that we are exempt from the contribution requirement because our contribution would be de minimis. Universal service contributions are fees paid by domestic interstate telecommunications providers to finance the availability of affordable telecommunications services to low-income consumers, high-cost and rural areas, and schools, libraries and health-care providers. There are certain limited types of domestic interstate telecommunications services, for example, services provided to the U.S. Government, that we could provide without becoming subject to universal service contributions.

          The ORBIT Act

      We are required to comply with the requirements of the ORBIT Act, which entered into force in March 2000. The stated purpose of the ORBIT Act is “to promote a fully competitive global market for satellite communication services for the benefit of consumers and providers of satellite services and equipment by fully privatizing the intergovernmental satellite organizations, INTELSAT and Inmarsat”. The ORBIT Act also requires us to conduct an initial public offering of equity securities.

      The FCC has the authority to determine whether we are in compliance with ORBIT Act requirements. If the FCC determines that we have failed to privatize or to conduct our initial public equity offering in a manner consistent with the ORBIT Act, the ORBIT Act directs it to limit through conditions or deny our applications for satellite licenses, satellite construction permits or the renewal of these licenses and permits. The FCC could also elect to impose restrictions on us that limit our ability to provide “non-core services”, which are defined by the ORBIT Act as any services other than public switched voice telephony and occasional use television. The imposition of these restrictions would limit our ability to provide services such as Internet access, high-speed data transmission and video services, each of which is a key application in terms of our revenue and is part of our strategy to grow our business. Refer to Item 3.D — “Risk Factors” for a discussion of the risks associated with a determination by the FCC that we are not in compliance with the ORBIT Act.

      The ORBIT Act sets forth specific criteria relating to the privatization of the IGO, including target dates for the privatization and requirements designed to ensure that our directors, officers and managers are independent from former Signatories and intergovernmental organizations. For example, a majority of the members of our board of directors must be unaffiliated with any former Signatory of the IGO, no member of our board of directors may be affiliated with any intergovernmental organization and none of our officers or managers may at the same time be officers or managers of a former Signatory or have a financial relationship with a former Signatory. On May 29, 2001, the FCC issued an order finding that the IGO’s privatization plan met the ORBIT Act’s criteria for ensuring a pro-competitive privatization. As required by that order, Intelsat LLC filed supplemental information with the FCC relating to the privatization and the directors, officers and managers of Intelsat, Ltd., Intelsat LLC and our other subsidiaries.

      The ORBIT Act also requires us to conduct an initial public offering of equity securities by December 31, 2003, unless the date is extended by the FCC to no later than June 30, 2004. This deadline was extended from the prior deadline of December 31, 2002, pursuant to an amendment to the ORBIT Act enacted on October 1,

2002. The criteria imposed by the ORBIT Act for our initial public equity offering include that the offering “substantially dilute” the aggregate ownership in our company of former Signatories of the IGO. In addition, our shares must be listed for trading on one or more major stock exchanges with transparent and effective securities regulations. The ORBIT Act also requires that we have a fiduciary board of directors. Within 30 days of our initial public equity offering, we must file information with the FCC demonstrating that the offering complied with these ORBIT Act requirements.

      The ORBIT Act does not provide the FCC with any specific guidance as to what would constitute a substantial dilution. However, the ORBIT Act specifies that the FCC, in determining whether the initial public equity offering attains substantial dilution, shall take into account the purposes and intent, privatization criteria and other provisions of the ORBIT Act, as well as market conditions. The FCC has interpreted the “substantial dilution” requirement of the ORBIT Act in the case of New Skies’ initial public offering. The FCC determined that New Skies’ initial public offering of 30,120,000 shares, which amounted to 23% of New Skies’ total issued share capital, was a substantial dilution of New Skies’ former Signatory ownership in view of market conditions existing at that time. Other factors cited by the FCC in determining that the New Skies initial public offering achieved substantial dilution include that 6.3% of New Skies’ shares were held by non-Signatories before the offering and that 84% of New Skies’ non-public shareholders each held less than 0.5% of New Skies’ outstanding shares. The FCC has indicated that it will make a determination as to whether our initial public equity offering complies with the ORBIT Act following our offering. If the FCC makes a determination that our offering complies with the requirements of the ORBIT Act, Intelsat LLC’s satellite authorizations will no longer be conditional and will be considered final 30 days after the date of the FCC’s order, provided no petitions for administrative or judicial reconsideration or review of the order are filed.

          U.S. Export Control Requirements

      As a company with subsidiaries located in the United States, we must comply with U.S. export control laws, specifically the Arms Export Control Act and the Export Administration Act, in the operation of our business. The export of satellites, satellite hardware, defense services and technical information relating to satellites to non-U.S. satellite manufacturing firms, launch services providers, insurers, customers, employees and other non-U.S. persons is regulated by the U.S. Department of State’s Office of Defense Trade Controls under the International Traffic in Arms Regulations. Many of our current contracts for the manufacture, launch, operation and insurance of our satellites involve the export to non-U.S. persons of technical data or hardware regulated by the International Traffic in Arms Regulations. For example, our contract with Astrium SAS for the manufacture of the Intelsat X series satellite is regulated by the International Traffic in Arms Regulations. Our U.S. subsidiaries were required to obtain specific authorizations from the Office of Defense Trade Controls in order for work to proceed under these contracts. Our U.S. subsidiaries have obtained all of the specific Office of Defense Trade Controls authorizations currently needed in order to fulfill their obligations under their contracts with non-U.S. entities. If these subsidiaries have difficulty in obtaining needed authorizations from the Office of Defense Trade Controls in the future, or if the Office decides to revoke any of the authorizations that it has granted, our business would be negatively affected. For example, it could delay or otherwise impede our ability to manage the manufacture and launch of our satellites.

      Because of our history as a public international organization, many of our employees are non-U.S. nationals. Our provision of technical information relating to our satellites to these non-U.S. national employees is also regulated by the International Traffic in Arms Regulations. We have obtained a license from the Office of Defense Trade Controls to allow most of our non-U.S. national employees access to our technical information that is controlled under the International Traffic in Arms Regulations. If we do not properly manage our internal compliance or if one of our foreign national employees were to violate applicable laws or regulations, it could have an adverse effect on our business and expose us to civil and criminal liability.

      Because Intelsat, Ltd. is based in Bermuda and because our upcoming satellite launch is scheduled to take place outside of the United States, some of our suppliers located in the United States must also comply with U.S. export control laws in order to provide to us technical data or hardware regulated by the International Traffic in Arms Regulations. As a result, our business could also be negatively affected if any of these contract counterparties cannot obtain needed authorizations from the Office of Defense Trade Controls or if they violate U.S. export control laws or regulations during the contract term.

      The U.S. Department of Commerce’s Bureau of Industry and Security, formerly the Bureau of Export Administration, also regulates some of our activities under the Export Administration Act. The Bureau regulates our export of equipment to earth stations in our ground network located outside of the United States. It is our practice to obtain all licenses necessary for the furnishing of original or spare equipment for the operation of our TTC&M earth station facilities in a timely manner in order to facilitate the shipment of this equipment when needed.

          U.S. Authorizations to Serve Embargoed Countries

      Before privatization, as an intergovernmental organization with privileges and immunities, we were not subject to U.S. trade restrictions and therefore could provide space segment capacity to some countries that are subject to U.S. trade sanctions. Now, as a private company with U.S. subsidiaries fully subject to U.S. laws, we cannot provide any services to sanctioned countries unless we first obtain the necessary authorizations from the U.S. Department of the Treasury’s Office of Foreign Assets Control. The Office of Foreign Assets Control has granted our U.S. subsidiaries the authorizations needed to provide space segment capacity and related administrative services to U.S.-sanctioned countries. However, these licenses are strictly limited and do not authorize our U.S. subsidiaries to provide telecommunications services directly to end users in these countries. The provision of these services would require separate authorizations from the Office of Foreign Assets Control. In order to serve Iraq, in addition to obtaining authorization from the Office of Foreign Assets Control, it was necessary for us to obtain approval from the United Nations and the United Kingdom, and we obtained these approvals.

          U.K. Regulation

      The United Kingdom is the licensing jurisdiction for our orbital registrations in the Ka-band and V-band and in the spectrum allocated for BSS in the applicable International Telecommunication Union plans. We currently have filings for nine Ka-band orbital locations, 18 V-band orbital locations and nine BSS orbital locations. We currently do not operate any satellites in the Ka-band or V-band, nor will our satellite currently under construction be operated in any of these bands. We currently use BSS on one of our satellites to provide fixed satellite services. Satellite operators in the United Kingdom are regulated by the U.K. Department of Trade and Industry and by the Radiocommunications Agency, an executive agency of the Department of Trade and Industry. The Radiocommunications Agency has reserved our Ka-band, V-band and BSS orbital registrations for our benefit and use and has indicated that the existing satellite class licenses held by the IGO before privatization continue to apply to us after privatization.

          Regulation by Other Countries

      As a provider of space segment capacity to entities in over 200 countries and territories, we are subject to the national communications and broadcasting laws and regulations of many countries. Before the privatization, we dedicated substantial resources to the study of these laws and regulations in order to ensure our continued market access after privatization to all of the countries and territories that we serve. Specifically, we focused on the requirements for providing space segment capacity to authorized entities in these countries and territories. “Space segment capacity” consists solely of capacity on a given satellite without any ground network uplink, downlink or other value-added services.

      Most countries that we serve do not impose licensing requirements on satellite capacity providers, although we are required to obtain various forms of written authorization in many cases. In some countries, however, a license is required to provide space segment capacity. We have obtained these licenses in all countries requiring such a license in which we provide satellite capacity.

      Many countries have liberalized their regulations to permit multiple entities to seek licenses to provide voice, data or video services. They also increasingly permit multiple entities to seek licenses to own and operate earth station equipment and to choose their provider of satellite capacity. We believe that this trend should continue due to commitments by many World Trade Organization members, in the context of the WTO Agreement on Basic Telecommunications Services, to open their satellite markets to competition. Most countries allow authorized telecommunications providers to own their own transmission facilities and to purchase satellite capacity without restriction, facilitating customer access to our services.

      Other countries, however, have maintained strict monopoly regimes or otherwise regulate the provision of our services. In these countries, a single entity, often the government-owned posts, telephone and telegraph authority, may hold a monopoly on the ownership and operation of telecommunications facilities or on the provision of communications or broadcasting services to, from or within the country, including via satellite. As a result, end users may be required to access our services through this monopoly entity. In order to provide services in these countries, we may need to negotiate an operating agreement with that monopoly entity that covers the types of services to be offered by each party, the contractual terms for service and each party’s rates. Depending on the national regulatory requirements, operating agreements between us and the applicable service provider may require end users to obtain our services through the monopoly entity, with all associated ground services provided by that entity. Alternatively, these operating agreements may allow customers to own and operate their own facilities but require them to purchase our services through the monopoly entity.

      As we expand into new service offerings beyond providing space segment capacity, we may need to obtain additional licenses and authorizations. Depending on the type of service provided and the extent to which we own and operate our own ground network infrastructure, the type of authorization needed, if any, will vary. As we have developed our global communications network and expanded our service offerings, we believe we have identified and complied with all of the regulatory requirements applicable to us.

      Notwithstanding the wide variety of regulatory regimes existing in the over 200 countries and territories to which we provide our services, we believe that we fully comply in all material respects with all applicable laws and regulations governing our operations.

          International Telecommunication Union Regulation

      Our use of our orbital locations is subject to the frequency coordination and registration process of the International Telecommunication Union. In order to protect satellite systems from harmful radio frequency interference from other satellite systems, the International Telecommunication Union maintains a Master International Frequency Register of radio frequency assignments and their associated orbital locations. Each International Telecommunication Union notifying administration is required by treaty to give notice of, coordinate and register its proposed use of radio frequency assignments and associated orbital locations with the International Telecommunication Union’s Radiocommunication Bureau. After a notifying administration gives notice to the Radiocommunication Bureau of its intent to use particular frequencies relating to an orbital location, the Radiocommunication Bureau publishes the information on the intended use in its Weekly Circular. Other administrations that consider their existing or planned satellite systems with priority over the proposed system to be affected by the newly proposed use may then give notice to the initiating administration. The initiating administration must take this notice into consideration when initiating coordination proceedings. The nations involved are then obligated to coordinate the proposed uses and resolve any interference concerns. In our case, the U.S. Government has responsibility for filing and coordinating our C-band and Ku-band orbital locations with the International Telecommunication Union’s Radiocommunication Bureau and the national administrations of other countries. The government of the United Kingdom has responsibility for filing and coordinating our Ka-band, V-band and BSS orbital locations.

      When the coordination process is completed, the International Telecommunication Union formally notifies all proposed users of the frequencies and orbital location in order to protect the registered user of the orbital location from subsequent or nonconforming interfering uses by other nations. The International Telecommunication Union’s Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. The Radio Regulations’ arbitration procedure is voluntary and neither the International Telecommunication Union specifically, nor international law generally, provides clear remedies if this voluntary process fails. Only nations have full standing as International Telecommunication Union members. Therefore, we must rely on the governments of the United States and the United Kingdom to represent our interests before the International Telecommunication Union, including obtaining new rights to use orbital locations and resolving disputes relating to the International Telecommunication Union’s rules and procedures.

     Certain Customer Service Agreements

      Our Intelsat Global Sales subsidiary is the contracting party for most of our customer service agreements. For regulatory reasons, our Brazilian customers contract with Intelsat Brasil Ltda., a Brazilian subsidiary. Our U.S. customers enter into agreements with Intelsat USA Sales Corp., a wholly owned U.S. subsidiary of Intelsat Global Sales. References to “our”, “we” and “us” below in our discussion of our service agreements are to the Intelsat entities that are the actual contracting parties to the service agreements.

      Our customers obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer five different service commitment types: lease service commitments; channel and carrier service commitments; demand-based service commitments; occasional use service commitments; and cable restoration service commitments. For a breakdown of our telecommunications revenue by service commitment type, see Item 5 — “Operating and Financial Review and Prospects”. We also now offer our customers integrated global connectivity services, such as our end-to-end video contribution service, and commercial broadband services. See “— Our Strategy — Position for Growth in Related Businesses and Make Incremental Investments to Support Integrated Services” above for a discussion of our strategies with respect to integrated global connectivity and broadband access services.

      Lease service commitments are commitments by our customers to lease capacity on particular designated transponders according to specified technical and commercial terms. Channel and carrier service commitments are commitments by our customers to purchase an overall amount or level of service, without committing themselves to particular designated transponders for a specified term. The technical terms of satellite capacity ordered as a channel and carrier service commitment are not specially tailored to the customer. Rather, we offer channel and carrier service commitments to our customers “off the shelf” and they are considered “managed services”. Both lease service commitments and channel and carrier service commitments can be as short as one day or as long as fifteen years.

      Demand-based service commitments permit our customers to obtain capacity on our satellite system “on demand” and to pay only for the capacity that they actually use. Occasional use service commitments are discrete commitments for short-term use of particular transponders and capacity. Occasional use service commitments may be ordered for periods as short as ten minutes and as long as 24 hours. Cable restoration services are services that we provide to our customers while their cable systems are under repair. We offer cable restoration services on a lease and channel and carrier commitment basis.

      Most customer service commitments entered into prior to our privatization were transferred to us from the IGO pursuant to novation agreements. Since the privatization, our customers order services from us pursuant to master service agreements. The novation agreements and master service agreements entered into with our customers in connection with our transition to a private company contain provisions that restrict certain aspects of our business. These provisions and certain other terms and conditions of the agreements entered into in connection with our privatization are described below. Following our privatization, we have entered into master service agreements that do not contain these types of restrictions.

          Novation Agreements

      The IGO transferred its existing customer service commitments to us primarily by entering into a novation agreement with us and each customer. Each novation agreement sets forth the terms and conditions upon which these services will be provided. The same form of novation agreement was offered to all customers. Accordingly, the same set of terms and conditions generally applies to all customer service commitments transferred by the IGO pursuant to a novation agreement. Most of the outstanding customer commitments represented in our December 31, 2002 backlog are either MFC- or LCO-protected and therefore are covered by novation agreements. The principal terms and conditions of the novation agreements are described below.

          Most Favored Customer Protection

      Customer commitments covered by a novation agreement are eligible either for MFC protection for up to 5 years after July 18, 2001 or for LCO protection for up to 12 years after that date, as described further below. Subject to limited exceptions and a materiality threshold of 5%, MFC protection entitles the customer to the lowest rate on like terms that we charge after July 18, 2001 for satellite capacity having the same or comparable nine contract parameters, including service term and bandwidth. If it is determined that we have not complied with our MFC protection obligations, we would have to offer the customer service at the applicable rate on like terms. If the customer accepts this offer, we would have to credit the customer for any overcharge, including interest, and also pay a penalty of 20% of the amount overcharged, plus interest. See Item 3.D — “Risk Factors” for a description of the risks to our business relating to our obligation to provide MFC protection.

          Withholding Tax Obligation

      Before privatization, because of our status as the IGO, we provided services to our customers without our customers incurring any withholding tax obligations on the amounts paid to us. Now that we are a private company, our customers may have to pay withholding taxes in connection with their procurement of satellite services from us. Accordingly, under the terms and conditions of the novation agreements, our customers have the right to reduce any amounts owed to us under their service commitments by the amount of any withholding taxes that have been imposed on these amounts owed. This right does not extend to any extensions of customers’ service commitments or to any new contracts with these or any other customers. Customers have an obligation under the novation agreements to cooperate with us to reduce the amount of any withholding taxes imposed. If a customer does not comply with this obligation, it will not be entitled to reduce any amounts owed to us by the amount of withholding taxes imposed.

          Pricing

      Before privatization, the pricing of our services was set by a tariff schedule. All of the service commitments transferred to us pursuant to the novation agreements were priced using the tariff schedule in effect at the time the IGO and the applicable customer entered into each commitment, as subsequently modified in some cases. We cannot vary the prices of the service commitments covered under the novation agreements, other than to reduce the prices as may be required by our MFC obligations discussed above or by our LCO obligations described below.

          Right to Extend Service Commitments on Original Terms

      Customers with novated lease service commitments are entitled to a one-time extension of each lease for a period no longer than the original term of the lease, subject to the availability of satellite capacity. Customers may exercise this extension at any time prior to the earlier of the expiration of their lease commitment or July 18, 2006. During the extended lease term, the terms and conditions of the original lease term, including the price of the service, will remain in effect until the earlier of the expiration of the extended lease term or July 18, 2006. Customers have the option of extending their lease commitments after July 18, 2006 at then-current market rates.

          Lifeline Connectivity Obligation Contracts

      In connection with our privatization, customers novating service commitments that met specified eligibility criteria had the option of entering into LCO contracts with Intelsat Global Sales. A customer that has entered into an LCO contract with us with respect to a particular service commitment is not simultaneously entitled to MFC protection with respect to that commitment.

      An LCO contract provides price and capacity protection for a covered service commitment until the earlier of the commitment’s expiration, if not renewed by the customer, or July 18, 2013. The LCO contract provides the customer with the right to renew an LCO service commitment at a price no higher than the price charged for that service on the privatization date. LCO customers may continue to renew their service commitments until July 18, 2013, the date on which LCO protection expires. LCO customers may choose to terminate their LCO protection at any time before July 18, 2013, in which case their novated commitments could benefit from the MFC protections of the novation agreement if the LCO protection was terminated prior to July 18, 2006. Our customers cannot elect to receive LCO protection on contracts effective after the privatization date, except in limited circumstances described further below.

      The LCO contract obligates us, in some circumstances, to reduce the prices we charge for covered service commitments. On each anniversary of the privatization date until July 18, 2013, we are obligated to compare the cumulative price increases and decreases of our non-LCO protected service commitments against the pricing index specified in the LCO contract, which is based on prices charged for specified service commitments. If the weighted average price charged to non-LCO customers for these specified service commitments decreases by a cumulative amount of 15% or more, the LCO contract obligates us to reduce the prices for LCO-protected service commitments by the same percentage. However, effective on July 18, 2005, the amount of the price reductions applicable to all LCO service commitments with a particular customer is capped at approximately $11 million. Customer service commitments for lease services or channel and carrier services that are 10 years or longer are not eligible for any price reductions.

      Only customers meeting specified eligibility criteria were eligible to enter into an LCO contract. Customers from low income or low teledensity countries were the primary group of customers that were offered the option of entering into an LCO contract. A customer also could have petitioned the IGO’s Assembly of Parties prior to July 18, 2001 for LCO protection on the basis that there was no cost-effective alternative provider of an equivalent service in its country. A customer participating in a specified service link with a customer that was granted LCO protection for that link was also permitted to enter into an LCO contract.

      Because such a customer’s LCO protection is tied to the maintenance of a service link with an LCO customer, the customer may not renew its service commitments at LCO-protected price levels once it no longer has a service link with an LCO customer.

•	A customer will only be permitted to enter into an LCO contract with us after the privatization date if the customer falls within one of the following two categories:

•	the customer is using an earth station located within a country experiencing a temporary emergency, such as an earthquake, and as a result of this emergency has lost telecommunications connectivity except through our satellite system; or

•	the customer is using an earth station in a country that was created after July 18, 2001 and would otherwise meet one of the low income, low teledensity or no available alternative provider criteria described above.

      LCO protection for a customer using an earth station located within a country experiencing a temporary emergency may continue for no longer than six months after the effective date of its LCO contract with us.

      Pursuant to an agreement, known as the Public Services Agreement, that we entered into with the ITSO in connection with the privatization, the ITSO monitors our implementation of these LCO protections. Under the Public Services Agreement, we are obligated to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access. Global coverage and connectivity refers to the principle that our satellite system should provide the maximum coverage of the earth available from satellites in geostationary orbit. It also refers to the principle that our satellite system should have sufficient interconnection capabilities to make communication possible within and between all five International Telecommunication Union regions. These regions are Africa, Asia, Europe, North America and South America. Lifeline connectivity refers to the principle that we should make our satellite system available at protected price levels to users in low income countries, countries with low teledensity and other countries that are dependent on our satellite system for access to international telecommunications services. Non-discriminatory access refers to the principle that all entities should have a fair and equal opportunity to access our satellite system. We are also required by our bye-laws to provide our services in a manner consistent with these core principles and to honor our obligations under the LCO contracts.

      After July 18, 2013, we will no longer be obligated to provide LCO protection to any of our customers. See Item 3.D — “Risk Factors” for a description of the risks to our business associated with our obligation to provide LCO protection.

          Assigned Service Commitments

      Most of the IGO’s customers entered into novation agreements. The service commitments of those customers that did not enter into novation agreements were transferred to Intelsat Global Sales by assignment in connection with our privatization. Assigned service commitments are covered by the same terms and conditions as those set forth in the novation agreement, except that assigned service commitments are not entitled either to MFC or to LCO protection.

          Distribution Agreements

      We have entered into non-exclusive service distribution agreements, which we refer to as the Distribution Agreements, with many of our customers. The Distribution Agreement is a master agreement that gives customers the right to order capacity, subject to availability, on the terms and conditions set forth in the agreement. The Distribution Agreement authorizes our customers to act as distributors of our services.

          Contract Period

      Each Distribution Agreement provides for an initial term of five years and may be renewed at the customer’s option for an additional five years. However, service commitments ordered under a Distribution Agreement may have terms that are shorter or longer than five years and that vary according to the type of service ordered.

          Contract Scope

      Customers may use the Distribution Agreement to order any of the service commitment types that we currently offer, which are lease, channel and carrier, demand-based, occasional use and cable restoration service commitment types. Customers may also use the Distribution Agreement to order integrated global connectivity services in our GlobalConnexSM Solutions portfolio and other new services. If we choose to offer new service commitment types relating to C- or Ku-band transponder capacity in the future in addition to the types that we currently offer, our distributor customers are also entitled to order these new service commitment types in accordance with the general terms and conditions of the Distribution Agreement, subject to the availability of satellite capacity.

          Applicable Terms and Conditions, Including Pricing

      The Distribution Agreement provides that, unless expressly modified by the parties, standard terms and conditions will apply to the service commitments ordered under the agreement. We have the right to revise pricing under the Distribution Agreement without the customer’s consent at any time. We also can amend the standard terms and conditions of the services offered under the Distribution Agreement without the customer’s consent at any time. Any new terms and conditions or prices would apply only to future service commitments ordered by the customer and would not affect the pre-existing service commitments of the customer. In contrast to the novation agreements, customers ordering services under a Distribution Agreement do not have the right to reduce the amounts paid to us by the amount of any withholding taxes. Customers are required to make all required payments to us in full, free and clear of any taxes.

          Retail Business Requirement

      The Distribution Agreement restricts the manner in which we can engage in some types of retail activities — such as establishing, acquiring or operating an earth station — during the initial five-year term of the agreement. We are required to engage in these types of retail activities only through a separate business division of our company. This separate retail business division must maintain an arm’s-length relationship with us. We may not provide satellite capacity to our retail business division on terms and conditions more favorable than those made available to our distributor customers for comparable services. However, no restrictions apply to activities that are required in order to develop a service that will be made available to our distributor customers on a non-discriminatory basis. In addition, pursuant to the Restructuring Agreement we entered into in connection with our privatization, we agreed to cause each of our majority-owned subsidiaries to comply with these requirements. See Item 3.D — “Risk Factors” for a description of the risks to our business associated with the retail business requirements of the Distribution Agreement.

          Non-Discrimination Provision

      The Distribution Agreements require us to treat all similarly situated distributors of the company in a non-discriminatory fashion with respect to our services, subject to commercial considerations and applicable laws and regulations. We are required to provide all of our distributor customers with comparable opportunities to distribute our services on a non-exclusive basis and to distribute services in any geographic region. We are also required to provide our distributor customers with comparable opportunities to participate with us in promotional and cooperative marketing activities and with comparable access to our information and support services. If we establish a separate retail business division, we are required to treat it in the same way as any other distributor customer for the purposes of these non-discrimination principles. If we choose to offer new types of services in the future utilizing C-band or Ku-band transponders in addition to the types of services that we currently offer, we must offer all of our distributor customers the opportunity to distribute these services in accordance with the general terms and conditions of the Distribution Agreements. See Item 3.D — “Risk Factors” for a description of the risks to our business associated with the non-discrimination principles of the Distribution Agreement.

          Right to Extend Service Commitments

      The Distribution Agreement provides customers with the right to a one-time extension of each lease service commitment on the original terms and conditions, including price. This right can be exercised on the same terms applicable to one-time extensions of leases covered by a novation agreement, as described above.

          Wholesale Customer Agreements

      We have entered into non-exclusive wholesale customer agreements, which we refer to as the Wholesale Customer Agreements, with a number of our customers. The terms and conditions of the Wholesale Customer Agreement are generally similar to the terms and conditions of the Distribution Agreement described above, except that customers are not authorized, as they are under the Distribution Agreement, to engage resellers to distribute our services. In addition, the Wholesale Customer Agreement does not restrict our ability to engage in retail activities.

C. Organizational Structure

      Intelsat, Ltd. is a holding company. The principal subsidiaries of Intelsat, Ltd. are as follows:

      Intelsat (Bermuda), Ltd., a limited liability company incorporated under the laws of Bermuda, is a wholly owned subsidiary of Intelsat, Ltd. Intelsat (Bermuda), Ltd. is responsible for the oversight of satellite procurement and operational matters. This subsidiary contracts with Intelsat LLC to buy all of Intelsat LLC’s satellite capacity and sells satellite capacity to Intelsat Global Sales.

      Intelsat Holdings LLC, a limited liability company organized under the laws of Delaware, is a wholly owned subsidiary of Intelsat (Bermuda), Ltd. that in turn holds all of the membership interests in Intelsat LLC.

      Intelsat LLC, a limited liability company organized under the laws of Delaware, holds our satellites, satellite licenses, rights to use orbital locations and other related assets and sells all of its satellite capacity to Intelsat (Bermuda), Ltd. Intelsat LLC is wholly owned by Intelsat Holdings LLC.

      Intelsat Global Sales & Marketing Ltd., a company organized under the laws of England and Wales, buys all of the satellite capacity that it requires from Intelsat (Bermuda), Ltd. Intelsat Global Sales, as the contracting party to most of our customer contracts, sells this satellite capacity directly to our customers and also sells satellite capacity to Intelsat USA Sales Corp. and one of our other regional subsidiaries. Intelsat Global Sales is a wholly owned subsidiary of Intelsat (Bermuda), Ltd.

      Intelsat Global Service Corporation, a corporation organized under the laws of Delaware, provides technical, marketing and business support services to Intelsat, Ltd. and its subsidiaries pursuant to intercompany contracts. Intelsat Global Service Corporation is a wholly owned subsidiary of Intelsat (Bermuda), Ltd.

      Intelsat USA Sales Corp., a corporation organized under the laws of Delaware, is the contracting party with our U.S. customers. Intelsat USA Sales Corp. is a wholly owned subsidiary of Intelsat Global Sales.

      Intelsat Government Solutions Corporation, a corporation organized under the laws of Delaware, will be the contracting party for our government customers in North America and Europe. Intelsat Government Solutions Corporation is a wholly owned subsidiary of Intelsat USA Sales Corp.

D. Property, Plants and Equipment

      Most of our employees and our satellite operations and control facilities are located in Washington, D.C. Our Intelsat Global Service Corporation subsidiary owns the building in Washington, D.C. in which our satellite operations and control facilities are located. However, Intelsat Global Service Corporation leases the land underlying the building from the U.S. Government pursuant to a 99-year lease. Our lease with the U.S. Government expires in 2081 and at that time we have the option to renew the lease for an additional 99-year term. Rental payments under the land lease, which are calculated pursuant to a formula based on the appraised value of the land, are approximately $449,000 per year. We must also pay an additional annual management and parking fee of approximately $265,000 to the U.S. Government.

      We have an option to purchase the land underlying the building that may be exercised on or after July 18, 2005, provided that the U.S. Congress authorizes legislation to enable the conveyance of the land to us. The option price to purchase the land underlying the building is equal to the appraised value of the land at the time we exercise the option, less approximately $8.3 million in payments that we have already made to the U.S. Government under our land lease and the amount of all additional rental payments that we make to the U.S. Government in the future. The appraised value of the land as of November 2000 was $27.0 million. The appraised value of the land used to calculate the option price is capped at $30.0 million if we exercise our option prior to July 18, 2007. The building has approximately 917,000 gross square feet, of which approximately 546,500 square feet houses office space, our main operations center and our satellite control center. As described under Item 4.B — “Business Overview — Network — Network Operations and Current Ground Facilities”, our network management center is responsible for managing customer communications services and our satellite control center is responsible for operating our satellite fleet. The building also houses the majority of our sales and marketing support staff and other administrative personnel. Approximately 90% of our employees work in the building. We also lease approximately 27,000 square feet of additional office space at another location in Washington, D.C.

      We lease a back-up operations facility that is located within a relatively short distance from our Washington, D.C. facility. The facility provides back-up emergency operational services in the event that our Washington, D.C. building’s operational areas are interrupted.

      We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of 33 earth station facilities, including six primary earth stations that perform TTC&M services, located around the world. Our network also consists of the communications links that connect the earth stations to our satellite control center located at our Washington, D.C. building and to our back-up operations facility.

      The six TTC&M earth stations in our ground network are located in Australia, China, Germany, Italy and two U.S. locations — Maryland and Hawaii. In November 2002, we acquired the two U.S. earth stations from COMSAT. We have also entered into a contract for a TT&C station in the Republic of Korea. We expect that KT Corporation will begin providing TT&C services under the contract in the third quarter of

2003. KT Corporation is currently working on upgrades to the facilities to prepare them to provide the services required under the contract. We expect to terminate TT&C operations in China once the KT Corporation facilities are operational. Other earth stations in our ground network include earth stations located in Argentina, Australia, Bahrain, the Caribbean, China, Colombia, Costa Rica, France, Germany, India, Italy, Russia, South Africa, Tahiti, the United Arab Emirates, the United Kingdom and other U.S. locations.

      In addition to our satellite fleet and related ground network, we own three teleports, two of which are in the United States and one of which is in Germany. We also lease teleport services at a fourth teleport in China. We have also established points of presence connected by leased fiber at key traffic exchange points around the world, including Los Angeles, New York, Hong Kong, Frankfurt and London. We lease our facilities at these traffic exchange points. We use our teleports and points of presence in combination with our satellite network to provide our customers with integrated and end-to-end services.

      In January 2003, we purchased 55 acres of unimproved land a relatively short distance from our Washington, D.C. facility, upon which we are constructing an approximately 39,000 square foot facility that will include a back-up facility and data center and a teleport with six antennas. We plan to use the back-up facility and data center as back-up for our satellite and other business operations. We plan to use the teleport facilities and antennas for the provision of our GlobalConnexSM Solutions services. Construction on the property began in the fourth quarter of 2002 and is expected to be completed in the second quarter of 2003. The cost of building out the first phase of this project is expected to be approximately $33 million, of which we have already spent approximately $25 million. We may in the future build out additional facilities at this location. We have also leased approximately 18,000 square feet of office space and 9,300 square feet of storage space at this location.

      We lease office space in Hamilton, Bermuda and in London, England. Our Bermuda office was established in 2001 and serves as the headquarters for Intelsat, Ltd. Our Bermuda office also houses the employees of Intelsat (Bermuda), Ltd. Our London office was significantly expanded in 2001 to become the center of our sales and marketing subsidiary, Intelsat Global Sales. Our London office houses the employees of Intelsat Global Sales and functions as our global sales headquarters. We also lease office space in Australia, Brazil, China, France, Germany, India, Peru, Singapore, South Africa and the United Arab Emirates for our local sales and marketing support offices.

      See Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for information regarding our plans for our property and equipment.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read together with Item 3.A — “Selected Financial Data” and our consolidated financial statements and the accompanying notes appearing elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. See Item 3.D — “Risk Factors” and “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

     Overview

      We are a leading global communications services provider, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Our satellite network includes 24 satellites in orbit and leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region. This network is supported by ground facilities, which are required for the operation and control of our satellites. We are a Bermuda holding company and conduct our operations through our wholly owned sales, service and license subsidiaries, supported by our regional sales and marketing support offices.

     Our Business

          Telecommunications Revenue

      We earn revenue primarily by selling satellite transponder capacity to our customers. Communications satellites generally, including the satellites in our fleet, have components referred to as transponders that receive communications signals from the ground, convert signal frequency and amplify and retransmit signals back to earth. The number of transponders on a satellite can be used as a measure of the communications capacity of that satellite.

      Our customers obtain satellite capacity from us by placing an order for one of five different service commitment types. These service commitment types are: lease, channel and carrier, demand-based, occasional use and cable restoration. In addition, we earn a small amount of revenue from providing commercial satellite services, such as operating satellites for other fixed satellite services companies.

      According to transmission plans and traffic information supplied by our customers, our satellite capacity is used by our customers for four main service applications: carrier services, corporate network services, video services and Internet services. See Item 4.B — “Business Overview — Our Customers and the Service Applications Supported by Our Network” for descriptions of these four service applications and the percentage of our revenue we believe each represents. Going forward, we have determined that we will include government/military services as a fifth service application category.

      We sell our services under various customer agreements that specify, among other things, the amount of satellite capacity to be provided, whether service will be preemptible or non-preemptible and the service term. The service term can vary from occasional use service measured in minutes to periods ranging from one day to as long as 15 years. See Item 4.B — “Business Overview — Certain Customer Service Agreements” for a discussion of the customer agreements entered into in connection with our privatization.

      We believe our geographically diverse revenue base provides some protection from adverse regional economic conditions, although not from a general global economic downturn. See Item 4.B — “Business Overview — Geographic Distribution of Our Revenue” for a discussion of our revenue by geographic region.

      Our revenue growth at any given time is partially dependent on the telecommunications capacity supply available in the market, including capacity from other satellite providers and from competitive technologies such as fiber optic cable networks, and the level of demand for that capacity. Revenue growth is generally more rapid when new satellites are launched and brought into operation. At the same time, however, the increase in supply that comes with the launch of a new satellite can exceed the increase in demand.

      There are a number of trends affecting our revenue. For example, revenue from carrier applications, which are primarily point-to-point services, has been declining gradually in recent years. This trend is due to the build-out of fiber optic cable capacity, which is generally less expensive than satellite capacity when it is available to provide service between two points. We expect revenue from our carrier applications in affected routes to continue to decline in the near term because of the competition from fiber optic cable. See Item 3.D — “Risk Factors” for a discussion of the potential impact of this competition on our revenue. Despite the decline in revenue on affected routes, we believe we will continue to earn a significant percentage of our revenue from carrier applications in the near term. We believe we will generate this revenue by, among other things, servicing our backlog, serving customers using capacity for thin-route and middle-mile applications, and developing relationships with new customers in deregulating markets. We also believe that we will generate this revenue by supporting customers providing alternatives to traditional voice and data services and by introducing new, more cost-effective technologies and integrated connectivity services. See Item 4.B — “Business Overview — Our Strategy — Sustain and Grow Our Core Voice and Data Business — Carrier” for a discussion of our strategy with respect to carrier services.

      Another trend affecting our revenue is the general downturn in the telecommunications sector that has primarily impacted incumbent telecommunications providers, many of which are our customers. We believe that the market and financial pressures faced by incumbent telecommunications providers have resulted in these providers seeking to optimize their networks, in part by consolidating their use of our capacity into service commitments that are more economical to them and that reduce our revenue. Our business strategy includes marketing services to competitive providers in deregulating markets to mitigate the risks associated with reduced revenue from incumbent providers and to diversify our customer base. See Item 3.D — “Risk Factors” for a description of the risks associated with our customers who are telecommunications services providers.

      Another factor affecting our revenue is the growth of data traffic and the Internet in recent years. Our revenue has been affected by increased demand for trunking to the Internet backbone resulting from the growth in use of the Internet. However, continued growth of the Internet is uncertain and some Internet services are also susceptible to increased competition from fiber optic cable. For a further discussion of the impact of the competition we face from fiber optic cable, see Item 3.D — “Risk Factors”. See Item 4.B — “Business Overview — Our Strategy — Sustain and Grow Our Core Voice and Data Business — Internet” for a discussion of our strategy with respect to Internet services.

      We believe that the new flexibility we have as a private company in pricing our services and in offering new products and services should also positively affect our revenue. As the IGO, our services were priced solely on the basis of the amount of capacity obtained, whether the services were preemptible or non-preemptible, and the duration of the commitment. Although the pricing of our services is fixed for the duration of existing service commitments, we will seek to price new service commitments competitively to reflect regional demand and other differentiating factors to the extent permissible under the contractual restrictions noted in the paragraph below. Also, as the IGO, we were restricted solely to providing satellite capacity to our customers to the exclusion of other service offerings. As a private company, we have no such restrictions. We believe that this flexibility in pricing our services and in offering new services will have a positive effect on our revenue over the long term. See Item 4.B — “Business Overview — Our Strategy — Position for Growth in Related Businesses and Make Incremental Investments to Support Integrated Services” for a discussion of our strategy for new service offerings.

      Although as a private company we are no longer subject to the restrictions on pricing our services that we were subject to as the IGO, we are subject to contractual restrictions that constrain our ability to price services in some circumstances. These contractual restrictions include the MFC protection provisions of the novation agreements. MFC protection entitles the customer to the lowest rate that we charge after July 18, 2001 for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. We do not believe our MFC terms significantly restrict our ability to price our services competitively. MFC protection continues until July 18, 2006. Similarly, our LCO contracts require us to provide customers with the right to renew their service commitments covered by the LCO contract at a price no higher than the price charged for that service on the privatization date. Under some circumstances, we may also be required by an LCO contract to reduce our prices for a service commitment covered by the contract. LCO protection can continue until July 18, 2013. See Item 4.B — “Business Overview — Certain Customer Service Agreements” for a description of these contractual restrictions and Item 3.D — “Risk Factors” for a description of risks relating to these restrictions.

      Our revenue may also be affected by the ORBIT Act, which requires us to make an initial public offering of equity securities by no later than December 31, 2003, with a possible extension of this deadline to June 30, 2004 by the FCC. If the FCC determines that we have failed to comply with the provisions of the ORBIT Act, the FCC may impose limitations on or deny our applications for satellite licenses and satellite construction permits and for the renewal of these licenses and permits. The FCC could also restrict our ability to provide “non-core services” to customers in the United States. “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. Our revenue would be significantly affected if we were prevented from providing these services to U.S. customers.

      Finally, the regulatory requirements to which we are subject in each of the countries in which we provide services is another factor affecting our revenue. The telecommunications industry is highly regulated, and, in connection with operating our business, we need to obtain various local, national and international regulatory approvals from time to time. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers, thereby impacting our revenue.

          Expenses

      Our on-going operating expenses include direct costs of revenue (exclusive of depreciation and amortization); selling, general and administrative expenses; and depreciation and amortization. With the exception of depreciation and amortization, these operating expenses have increased substantially in recent years. The increases reflect our transition from the IGO, which was restricted solely to providing satellite capacity and which benefited from certain privileges, exemptions and immunities, including exemption from taxation, to a private company capable of offering expanded services and addressing new customers and market segments. These new activities require a higher level of operating expenses than those required by our historical business. We also have been required to develop new staff capabilities as a private company, particularly in areas such as sales and marketing, legal, tax and administration, to ensure that we have the appropriate staff to market our services and to ensure that we are compliant with the regulatory and legal requirements to which we are now subject. In addition, certain of our employee-related expenses have increased due to the change in our status to a private company. For example, we have made gross salary adjustments for employee income taxes and we now incur employer payroll taxes for our employees who are non-U.S. citizens and who were previously exempt from these income and payroll taxes. Year-to-year comparisons of operating expenses reflect increased expenses in 2002 as compared to 2001, as a result of the effect of our privatization occurring in the second half of 2001. We expect that, going forward, our operating expenses will remain relatively constant from year to year, unless we engage in a major strategic transaction or make a significant change in the way we conduct our business. However, our direct costs of revenue (exclusive of depreciation and amortization) could increase as we develop new services.

      Upon privatization, we also became subject to corporate income and other taxes in the jurisdictions in which we operate. In addition, some of our customers became subject to withholding taxes in their local jurisdictions on payments made to us. These customers may deduct these withholding taxes from payments made to us in connection with service orders existing prior to the privatization date.

      Had we privatized on January 1, 2001 instead of July 18, 2001, on a pro forma basis, our recurring expenses would have been approximately $35.9 million higher and our provision for income taxes would have been approximately $69.3 million higher in 2001. We believe we have substantially completed our transition from the IGO to a private company and expect that future expense increases will result from the need to expand our business and react to market opportunities.

          Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

      Direct costs of revenue (exclusive of depreciation and amortization) relate to costs associated with the operation and control of our satellites, our communications network operations and engineering support. These costs also include costs related to the expansion of our services, such as our new global connectivity services. Our direct costs of revenue consist principally of salaries and related employment costs, in-orbit insurance premiums, earth station operating costs and facilities costs.

      Our direct costs of revenue fluctuate based on the number and type of services offered and under development. In connection with our transition to a private company, our direct costs of revenue have grown recently because of increased spending on the development of new services, such as our end-to-end broadband access and Internet trunking services, and the purchase of in-orbit insurance. We also have incurred other incremental expenses in connection with our operations as a private company, as discussed above.

          Selling, General and Administrative Expenses

      Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance and human resources staff, as well as bad debt expense. These staff expenses consist primarily of salaries and related employment costs, travel costs and office occupancy costs. Other costs include advertising expenses and third-party consultant costs associated with sales and marketing and administrative activities.

      Selling, general and administrative expenses fluctuate with the number of customers served and the number and type of services offered. These costs also fluctuate with the number of jurisdictions and markets in which we operate, as well as the number of regional offices we operate. However, fluctuations in these expenses are not always directly proportional to changes in these factors, because our systems have been designed to accommodate some level of growth.

      Selling, general and administrative expenses have increased substantially over the last two years. The increases primarily resulted from our efforts to improve our competitive position as a private company and changes in our legal structure. These increases were driven by the objectives of decentralizing our marketing activities by expanding regional support offices, expanding the core skill sets of our marketing team by recruiting new marketing staff and enhancing brand awareness by engaging in new promotional activities. This decentralization included establishing additional offices, and we now have sales-related offices in 13 different countries. We also have added product management capabilities in order to accelerate the introduction of new services and entry into new markets. In addition, we incurred higher levels of spending on marketing, advertising and other promotional activities. We also have incurred other incremental expenses in connection with our operations as a private company, as discussed above.

          Depreciation and Amortization

      Depreciation and amortization includes the costs associated with the depreciation and amortization of capital assets. Our capital assets consist primarily of our satellites and associated ground network infrastructure. Included in capitalized satellite costs are the costs for satellite construction and launch services and the insurance premiums for satellite launch and the satellite in-orbit testing period. These costs also include the net present value of satellite performance incentives payable to satellite manufacturers, as described under “— Liquidity and Capital Resources”. Other expenses directly associated with satellite construction and interest incurred during the period of satellite construction are also included in these costs.

      Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. These estimates are subject to change. In 2001, we changed our estimate of the useful lives for most of our satellites effective January 1, 2001. Previously, our estimate of a satellite’s depreciable life was generally between 10 and 11 years. Based on experience with our fleet, as well as engineering estimates of the remaining useful lives and calculations of fuel requirements, we extended the useful lives of most of our Intelsat VII and VIII series satellites to between 12 and 13 years. The effect of this change in estimate was to decrease depreciation and amortization by approximately $60.5 million for the year ended December 31, 2001. Additionally, we have estimated the depreciable lives of six of our seven Intelsat IX series satellites to be 15 years and the depreciable life of the seventh to be 14 years.

     Insurance

      As the IGO, we typically obtained insurance for the launch, the in-orbit testing period and a limited period of in-orbit operations for satellites in our fleet. Upon the expiration of this coverage, we generally self-insured our satellite fleet for anomalies that could arise during in-orbit operations by assuming the remaining in-orbit operations risk. This policy was supported in part because of the generally sound health and operating history of our satellite fleet and in part because of the financing mechanism we had in place as the IGO, under which we called capital from the Signatories and Investing Entities to cover capital expenditures.

      Upon privatization, we lost our ability to call capital from our owners to cover the costs of any losses. Because of this change in our ownership structure and based upon our evaluation of then current commercial practices, we elected to obtain in-orbit insurance beyond the first year for certain of our satellites. We obtained insurance for the launch and first year of in-orbit operations of our seven Intelsat IX series satellites, all of which have been launched. The 901, 902 and 904 satellites have been in orbit longer than one year and are no longer covered under this policy. The 903 satellite is covered under this policy through March 29, 2003. We currently have insurance in place through November 8, 2003 for the in-orbit operations of the 706, 707, 802, 805, 901, 902 and 904 satellites. In addition, the Intelsat IX series satellites, including the 903 satellite, that complete their first year of in-orbit operations before November 8, 2003 will be insured under this policy.

Under the terms of this policy, we co-insure $100.0 million of the net book value of each covered satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. We do not have in-orbit insurance for our other 13 satellites. For a further discussion of the insurance we have relating to our satellites, see Item 4.B — “Business Overview — Network — Sparing; Insurance”.

      Over the past three years, premiums in the satellite insurance market for in-orbit insurance have ranged from 1.5% to 3.5% of the net book value of the satellites covered. However, the September 11, 2001 terrorist attacks in the United States have had a severe impact on the insurance industry as a whole. In addition, launch vehicle failures and in-orbit satellite failures experienced by some of our competitors have had a significant impact on the satellite insurance market. As a result, these insurance premiums may increase in the future. See Item 3.D — “Risk Factors” for a further discussion of our expected insurance costs.

     Backlog

      Our backlog represents expected future cash payments to be received from customers under our various customer service agreements. As of December 31, 2001, our backlog was approximately $5.0 billion and as of December 31, 2002 our backlog was approximately $4.0 billion. Approximately half of the decrease in our backlog was due to three factors: the cancellation of our service contracts with COMSAT World Systems upon our November 2002 acquisition of most of the assets of COMSAT World Systems, the exclusion from our previously reported backlog of amounts associated with a Brazilian customer that has been experiencing financial difficulties and the termination of certain service orders by Teleglobe Inc. and one of its affiliates. The decrease in our backlog also reflects the continuing trend of customers seeking shorter-term contracts due to the rapidly changing telecommunications market. As of December 31, 2002, the weighted average remaining duration of the outstanding customer agreements included in our backlog was approximately 4.4 years. We expect to deliver services associated with $820.7 million, or 20%, of our December 31, 2002 backlog by December 31, 2003.

      Backlog includes both non-cancelable contracts and contracts that are cancelable upon payment of early termination penalties. Backlog does not include contracts that may be canceled by a customer without penalty. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. As of December 31, 2002, 87% of the customer contracts included in our backlog, representing approximately $3.5 billion in future revenue, were non-cancelable and 13% of the customer contracts included in our backlog, representing approximately $510.0 million in future revenue, could be canceled by the customer upon the payment of early termination penalties. With respect to our customer contracts that are cancelable upon payment of penalties or that are non-cancelable, we have not experienced any cancellations that have resulted in material losses of revenue, except as disclosed below with regard to Teleglobe Inc. This is due in part to our termination penalties for cancelable contracts, which generally require customers that cancel within the first two years of their contracts to pay termination fees equal to any remaining charges due during the two-year period plus 25% of any charges due under the balance of the contracts. Customers that cancel after the first two years of a contract must still pay 25% of any remaining charges due under the contract.

      The future minimum payments under contract and due from customers as of December 31, 2002 were approximately as follows:

Period	(in millions)

2003	$821
2004	743
2005	493
2006	383
2007	310
2008 and thereafter	1,271

Total	$4,021

      Most of our backlog as of December 31, 2002 was eligible for either MFC protection or LCO protection. MFC and LCO protection are described under Item 4.B — “Business Overview — Certain Customer Service Agreements”. The revenue backlog figures set forth above could potentially be reduced if our MFC or LCO protection obligations are triggered and we are required to lower the prices for certain of our existing customer service commitments.

      In connection with our acquisition on November 25, 2002 of COMSAT World Systems’ service contracts for our capacity, we terminated our associated customer contracts with COMSAT. Our contracts with COMSAT World Systems were generally longer-term contracts than the customer contracts that we acquired. As a result, our backlog decreased by $263.1 million in connection with the COMSAT transaction. While our overall backlog declined as a result of the acquisition, our backlog of contracts to be performed in 2003 increased slightly on a net basis because the contracts that COMSAT World Systems assigned to us, although for shorter durations than our contracts with COMSAT World Systems, were for higher values. See “— Related Party Transactions — COMSAT Asset Purchase Agreement” below for further information about this transaction.

      Upon the closing of the COMSAT transaction described above, WorldCom, Inc. became our largest customer. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As of December 31, 2002, WorldCom, Inc. and its affiliates accounted for $101.2 million, or 2.5%, of our backlog. The loss of WorldCom, Inc. as a customer would reduce our revenue and backlog and could materially adversely affect our business.

      One of our Brazilian customers has been experiencing financial difficulties. As a result of these difficulties, we decided at the end of 2002 to exclude from our backlog the amounts associated with this customer. The reduction in our December 31, 2002 backlog associated with this customer was $206.2 million.

      On May 15, 2002, one of our largest customers, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As of December 31, 2002, Teleglobe Inc. accounted for approximately $131.7 million, or 3%, of our backlog. As a result of Teleglobe Inc.’s financial difficulties, the backlog related to those contracts is at risk. On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. The closing of the share purchase transaction took place on September 20, 2002. In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% of its service orders with us. The remaining service orders, which represented approximately $47.4 million, or 1%, of our backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. For a description of the share purchase transaction with Teleglobe Inc., see “— Related Party Transactions — Teleglobe Share Purchase Agreement” below.

      Approximately $121.1 million of our backlog as of December 31, 2002 is with customers located in Argentina. Because of the current uncertainty in the Argentine economy and restrictions imposed from time to time by the Argentine government on the remittance of payments abroad, some of the backlog represented by contracts with our Argentine customers is potentially at risk.

     Results of Operations for the Years Ended December 31, 2002, 2001 and 2000

      The following table sets forth the statements of operations data.

	Year Ended December 31,

	2000	2001	2002

	(in thousands)
Telecommunications revenue	$1,099,751	$1,084,009	$991,956

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	93,162	101,985	117,405
Selling, general and administrative	61,900	95,600	121,077
Depreciation and amortization	414,250	340,449	361,322
Privatization initiative	21,575	33,576	—
Intelsat 10-01 contract termination cost	—	—	34,358
Restructuring costs	—	7,300	5,522

Total operating expenses	590,887	578,910	639,684

Income from operations	508,864	505,099	352,272
Interest expense	(24,859)	(13,050)	(55,053)
Other income	20,885	12,293	9,942

Income before income taxes	504,890	504,342	307,161
Provision for income taxes	—	5,359	33,021

Net income	$504,890	$498,983	$274,140

      The following table sets forth revenue by service commitment type and the percentage of total telecommunications revenue represented by each service commitment type.

	Year Ended December 31,

	2000		2001		2002

	(in thousands, except percentages)
Lease	$619,104	56.3%	$669,648	61.8%	$643,428	64.9%
Channel and carrier	445,587	40.5%	395,971	36.5%	334,372	33.7%
Demand-based	4,341	0.4%	5,673	0.5%	5,220	0.5%
Occasional use	19,988	1.8%	9,394	0.9%	4,654	0.5%
Cable restoration	8,276	0.8%	1,753	0.2%	2,012	0.2%
Other	2,455	0.2%	1,570	0.1%	2,270	0.2%

Total	$1,099,751	100.0%	$1,084,009	100.0%	$991,956	100.0%

          Telecommunications Revenue

      Telecommunications revenue decreased $92.0 million, or 8%, to $992.0 million for the year ended December 31, 2002 from $1,084.0 million for the year ended December 31, 2001. The decrease was primarily attributable to lower revenue from channel and carrier based services of $61.6 million, which consisted of a $66.5 million decrease in revenue from channel and carrier services, partially offset by $4.9 million in termination fees received. The decline in channel and carrier based services was primarily due to a decrease in the volume of capacity sold as channel and carrier based services, which reflects the migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduction in the capacity requirements of our customers due to the general economic downturn and the optimization of their own networks, and a reduction in the amount of capacity held in inventory by distributors for future sale. Because fiber connectivity on major point-to-point routes is generally more cost-effective than satellite connectivity, we expect this trend in our carrier business to continue. However, based on the recent reduction in capital investments being made in the deployment of fiber networks, we expect this trend to be somewhat mitigated. We also expect we will be able to mitigate this trend by taking certain actions. For example, we are targeting customers requiring capacity for thin-route and medium-route applications and emerging carriers in deregulating markets. See Item 3.D — “Risk Factors” for a discussion of the factors impacting our revenue, such as competition from fiber optic cable. Another factor in the decline in revenue from channel and carrier based services was a reduction in the level of services provided to Teleglobe Inc. as a result of Teleglobe Inc.’s filing for creditor protection and our subsequent share purchase agreement with Teleglobe Inc., pursuant to which Teleglobe Inc. and one of its affiliates terminated some of their service orders with us. The share purchase transaction with Teleglobe Inc. and its impact on our consolidated financial statements are discussed further below under “— Related Party Transactions — Teleglobe Share Purchase Agreement”. Contributing to the overall decline in revenue was a decrease in revenue from lease services of $26.2 million due to the non-renewal of several video services leases at their expiration dates and a reduction in the level of services provided to Teleglobe Inc. A decrease in occasional-use broadcast services of $4.7 million also contributed to the overall decrease in revenue during this period. This decline in revenue was primarily attributable to a decline in the volume of capacity sold as a result of lower demand for these services.

      From a geographic perspective, the percentage of revenue recognized from each of the regions we serve was relatively consistent in 2002 with the revenue recognized in these regions in 2001. See Item 4.B — “Business Overview — Geographic Distribution of Our Revenue” for a breakdown of revenue by geographic region for 2001 and 2002.

      Telecommunications revenue decreased $15.7 million, or 1%, to $1,084.0 million for the year ended December 31, 2001 from $1,099.8 million for the year ended December 31, 2000. The decrease was primarily attributable to a decrease in revenue from channel and carrier based services of $49.6 million. This decline was due to a decrease in the volume of capacity sold for channel and carrier services, which reflects the migration of satellite traffic to fiber optic cables across transoceanic point-to-point routes and the reduction in the amount of capacity held in inventory by distributors for future sale. Revenue from occasional use and cable restoration services also decreased by $17.2 million during this period. This decline in revenue was due to the higher volume of capacity sold for occasional use services in 2000, which was related to the 2000 Olympics and other special events, and a lower volume of capacity sold in 2001 for restoration services due to increased self-restoration of these facilities by our customers. The decrease in revenue from the services described above was partially offset by an increase in revenue from lease services of $50.6 million in 2001 from 2000. This increase was attributable to an increase in the volume of capacity sold as leases for business and specialized networks for applications such as Internet backbone connectivity, multimedia services and video services.

      From a geographic perspective, revenue recognized from each of the regions we serve was relatively consistent in 2001 with the revenue recognized in these regions in 2000. See Item 4.B — “Business Overview — Geographic Distribution of Our Revenue” for a breakdown of revenue by geographic region for 2000 and 2001.

          Operating Expenses

      Direct costs of revenue (exclusive of depreciation and amortization) increased $15.4 million, or 15%, to $117.4 million for the year ended December 31, 2002 from $102.0 million for the year ended December 31, 2001. This increase was due primarily to an increase in in-orbit insurance premiums of $18.8 million incurred during this period, which was partially offset by reductions in a non-recurring charge to terminate a satellite construction contract of $4.8 million and incentive payments on leased satellite capacity of $1.4 million. Also contributing to the increase was an increase in staff costs of $1.5 million, which was largely due to gross salary adjustments for employee income taxes and employer payroll taxes associated with our employees who are non-U.S. citizens and who were exempt from these taxes prior to privatization. These gross salary adjustments and employer payroll taxes were partially offset by reductions in staff costs primarily resulting from our workforce reduction in October 2001. Increases in other expenses of $1.3 million also contributed to the overall increase in direct costs of revenue.

      Direct costs of revenue (exclusive of depreciation and amortization) increased $8.8 million, or 9%, to $102.0 million for the year ended December 31, 2001 from $93.2 million for the year ended December 31, 2000. This increase was due to a number of factors, including higher staff costs of $5.0 million. The increase in staff costs was primarily associated with new service development activities and higher benefits costs. We also incurred a non-recurring charge of $4.8 million for terminating a satellite construction contract. Incremental recurring expenses of $6.7 million associated with our operations as a private company also contributed to this increase. See “— Our Business — Expenses” for a further discussion of the incremental recurring expenses associated with our operations as a private company. These increases were partially offset by other expense decreases of $7.7 million.

      Selling, general and administrative expenses increased $25.5 million, or 27%, to $121.1 million for the year ended December 31, 2002 from $95.6 million for the year ended December 31, 2001. This increase was largely attributable to an increase in the provision for uncollectible accounts of $9.5 million, which we did not incur in 2001, and professional fees of $8.6 million related primarily to activities associated with our strategic initiatives. We also incurred increases in marketing and promotional activities of $5.2 million and other expenses of $2.2 million. An increase in staff costs, largely due to gross salary adjustments for employee income taxes and employer payroll taxes associated with our employees who are non-U.S. citizens and who were exempt from these taxes prior to privatization, was offset by reductions in staff costs resulting from our workforce reduction in October 2001.

      Selling, general and administrative expenses increased $33.7 million, or 54%, to $95.6 million for the year ended December 31, 2001 from $61.9 million for the year ended December 31, 2000. This increase was attributable to a number of factors, including higher staff costs of $9.8 million. The majority of the staff cost increase was due to an increase in our sales and marketing staff. We also experienced increased spending on marketing and promotional activities of $8.1 million. Incremental recurring expenses of $10.5 million associated with our operations as a private company also contributed to this increase. See “— Our Business — Expenses” for a further discussion of the incremental recurring expenses associated with our operations as a private company. Finally, we incurred other general cost increases of $5.3 million.

      Depreciation and amortization increased $20.9 million, or 6%, to $361.3 million for the year ended December 31, 2002 from $340.4 million for the year ended December 31, 2001. This increase was due primarily to depreciation of $72.5 million recorded on Intelsat IX series satellites that either were not in service in 2001 or were only in service during the fourth quarter of 2001. An increase in depreciation of $4.6 million on information systems and ground infrastructure assets, due to the placement in service of several assets in 2001 and 2002, and an increase in depreciation of $1.4 million on other satellites, property and equipment also contributed to the increase. These increases were partially offset by a decrease in depreciation attributable to the completion of depreciation on two Intelsat VI series satellites in 2001 of $57.6 million.

      Depreciation and amortization decreased $73.8 million, or 18%, to $340.4 million for the year ended December 31, 2001 from $414.3 million for the year ended December 31, 2000. This decrease was due both to a change in the estimate of the useful lives for most of the satellites in our fleet and to the completion of depreciation for one of our satellites during 2000. Of this decrease, $60.5 million was attributable to the change in the estimate of the useful lives of our satellites.

      In November 2002, we exercised our right to terminate the portion of our satellite construction contract with Astrium SAS relating to the Intelsat 10-01 satellite, due to Astrium SAS’ significant postponement in the delivery date of the satellite. As a result of this termination, we recorded a non-recurring charge to our consolidated statement of operations of $34.4 million, representing the write-off of capitalized satellite program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs. See “— Termination of Our Order for the Intelsat 10-01 Satellite” for further discussion of the termination of our order for the 10-01 satellite.

      In December 2002, we reduced the size of our workforce by 130 employees, or approximately 12%, reflecting efforts to streamline our operations in response to market and industry conditions. As a result of this reduction in force, we incurred restructuring expenses of $5.5 million for severance and related benefit costs. We believe these actions have improved our competitive position by reducing our cost base and aligning the capabilities of our staff to our business strategy. These amounts are expected to be fully paid by the end of the first quarter of 2003. No further costs are expected to be incurred in connection with this workforce reduction.

      We also incurred restructuring expenses of $7.3 million in October 2001 as a result of reducing the size of our workforce by 105 employees, or 11%. The workforce reduction initiative was required to eliminate positions that we no longer needed as a private company and to streamline operations in response to market and industry conditions.

      Privatization initiative expenses refer to the non-recurring costs associated with our privatization in July of 2001. For the year ended December 31, 2001, privatization initiative expenses increased $12.0 million, or 56%, to $33.6 million from $21.6 million for the year ended December 31, 2000. The increase was primarily attributable to the settlement of a contractual dispute related to our privatization, professional fees associated with legal due diligence and regulatory and human resources compliance activities and a one-time payroll tax adjustment payment made to our employees.

          Interest Expense and Other Income

      Interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense increased $42.0 million, or 321%, to $55.1 million for the year ended December 31, 2002 from $13.1 million for the year ended December 31, 2001. This increase was due to an increase in gross interest of $18.9 million, resulting primarily from the issuance of our 7 5/8% Senior Notes due 2012 in April 2002, and a decrease in interest capitalized during 2002 of $23.1 million as compared to the amount capitalized in 2001. The decrease in interest capitalized was attributable to lower construction in progress balances in 2002 as compared to those balances in 2001. The decrease in construction in progress balances in 2002 was principally due to the placement into service during 2002 of four Intelsat IX series satellites that were under construction during 2001.

      Interest expense decreased $11.8 million, or 48%, to $13.1 million for the year ended December 31, 2001 from $24.9 million for the year ended December 31, 2000. This decrease was principally due to higher levels of construction in progress in 2001, which led to an increase in capitalized interest of $19.7 million. The effect of the higher capitalized interest was partially offset by an increase in gross interest costs of $7.9 million over the same period due to higher commercial paper borrowings outstanding.

      Other income decreased $2.4 million, or 20%, to $9.9 million for the year ended December 31, 2002 from $12.3 million for the year ended December 31, 2001. This decrease was principally attributable to a reduction in the level of satellite support services provided to New Skies of $5.6 million. Services provided to New Skies will continue to decline in the future, and the related income is expected to become insignificant. Also contributing to the decrease in other income during 2002 was an increase in foreign currency exchange losses of $4.1 million, which were primarily attributable to transactions entered into with our customers in Brazil under contracts denominated in Brazilian reais. These decreases were partially offset by other income increases of $7.3 million, of which $6.1 million was due to other income recorded in connection with a decrease in the amount due to Teleglobe Inc. See “— Related Party Transactions — Teleglobe Share Purchase Agreement” for a discussion of our transaction with Teleglobe Inc. and the accounting for this transaction.

      Other income decreased $8.6 million, or 41%, to $12.3 million for the year ended December 31, 2001 from $20.9 million for the year ended December 31, 2000. This decrease was principally attributable to a reduction in the level of satellite support services provided to New Skies.

          Income Taxes

      We became subject to certain income taxes in the various jurisdictions in which we operate when we became a private company on July 18, 2001. For the year ended December 31, 2002, our provision for income taxes totaled $33.0 million. For the year ended December 31, 2001, our provision for income taxes of $5.4 million consisted of income tax expense of $29.9 million for the period in 2001 subsequent to privatization and an offsetting deferred tax benefit of $24.5 million related to the recording of a net deferred tax asset that arose from our change in taxable status on the privatization date. The decrease in the effective tax rate in 2002 as compared to 2001 was due to the difference between actual and estimated results for 2001, which principally related to withholding taxes.

      Because Bermuda does not currently impose an income tax, our statutory tax rate was zero. The difference between tax expense reported in our statements of operations and tax computed at statutory rates was attributable to the provision for foreign taxes, which were principally U.S. and U.K. taxes.

          Net Income

      Net income decreased $224.9 million, or 45%, to $274.1 million for the year ended December 31, 2002 from $499.0 million for the year ended December 31, 2001. The reduction in net income during the period was due principally to lower revenue and higher total operating expenses recorded, as compared to the same period in 2001, as described above. Also contributing to the decrease during the period was an increase in interest expense of $42.0 million and an increase in the provision for taxes of $27.6 million, as compared to the same period in 2001.

      Net income decreased $5.9 million, or 1%, to $499.0 million for the year ended December 31, 2001 from $504.9 million for the year ended December 31, 2000. This decrease was due principally to lower revenue and higher operating expenses, excluding depreciation and amortization, during 2001 as compared to 2000, which were offset somewhat by lower depreciation and amortization over the same period.

          EBITDA, As Adjusted

      EBITDA, as adjusted, consists of earnings before interest, other income, taxes and depreciation and amortization. We use EBITDA as one criteria for evaluating our company’s performance relative to that of our peers. We believe that EBITDA provides investors and analysts with a measure of operating results that is unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, EBITDA is a widely accepted measure of performance in the fixed satellite services sector. However, EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income as an indicator of our performance, or as an alternative to cash flows from operating activities as an indicator of cash flows or any other measure of performance determined in accordance with generally accepted accounting principles, or as a measure of liquidity. For the year ended December 31, 2002, EBITDA, as adjusted, decreased $131.9 million, or 16%, to $713.6 million from $845.5 million for the year ended December 31, 2001. The principal causes of the decrease were lower revenue coupled with higher operating expenses during 2002 as compared to the same period in 2001, as discussed above. The trends we have experienced in EBITDA, as adjusted, are a direct result of the trends we have experienced in telecommunications revenue and expenses. See “— Our Business — Telecommunications Revenue” for a further explanation of trends in our revenue and “— Our Business — Expenses” for a further explanation of trends in our operating expenses. We expect EBITDA, as adjusted, to continue to be directly impacted by the trends that we experience in telecommunications revenue and operating expenses.

      EBITDA, as adjusted, decreased $77.6 million, or 8%, to $845.5 million for the year ended December 31, 2001 from $923.1 million for the year ended December 31, 2000. The principal causes of the decrease were higher direct costs of revenue (exclusive of depreciation and amortization); selling, general and administrative expenses; and privatization initiative expenses in 2001, as well as lower revenue in 2001, as discussed above.

      A reconciliation of net income to EBITDA, as adjusted, for the three-year period ended December 31, 2002, is as follows:

	Year Ended December 31,

	2000	2001	2002

Net income	$504,890	$498,983	$274,140
Add:
Interest expense	24,859	13,050	55,053
Provision for income taxes	—	5,359	33,021
Depreciation and amortization	414,250	340,449	361,322
Subtract:
Other income	(20,885)	(12,293)	(9,942)

EBITDA, as adjusted	$923,114	$845,548	$713,594

     Liquidity and Capital Resources

      Our most significant liquidity requirements arise from the funding of capital expenditures related to our satellite fleet and related ground infrastructure and the payment of operating expenses. Other liquidity requirements arise in connection with expanding our business, meeting our working capital requirements and servicing our debt obligations. In addition, we may have liquidity requirements in connection with financing any potential strategic transactions.

          Cash Flow Items

      Our net cash provided by operating activities has exceeded our payments for satellites and other property and equipment in each year since 1995. For the year ended December 31, 2002, net cash provided by operating activities was $658.0 million and payments for satellites and other property and equipment were $616.8 million. Net cash provided by operating activities for the year ended December 31, 2002 was comprised principally of $274.1 million in net income and $361.3 million in depreciation and amortization. In addition, an increase in non-cash items of $46.8 million offset by a decrease in operating assets and liabilities of $24.3 million contributed to the net cash provided by operating activities in 2002. For the year ended December 31, 2001, net cash provided by operating activities was $856.4 million and payments for satellites and other property and equipment were $663.7 million. Net cash provided by operating activities in 2001 was comprised principally of $499.0 million in net income and $340.4 million in depreciation and amortization. In addition, an increase in operating assets and liabilities of $47.5 million offset by the recording of deferred taxes of $30.6 million contributed to the net cash provided by operating activities in 2001. For the year ended December 31, 2000, net cash provided by operating activities was $933.0 million and payments for satellites and other property and equipment were $546.0 million. Net cash provided by operating activities in 2000 was comprised of $504.9 million in net income, $414.3 million in depreciation and amortization, and an increase in operating assets and liabilities of $13.9 million.

      During the year ended December 31, 2002, we recorded a foreign currency exchange loss of $4.1 million. The loss was primarily attributable to the conversion of our Brazilian real cash balances held in Brazil and other working capital account balances to U.S. dollars at the exchange rate in effect on December 31, 2002 or, with respect to exchange transactions effected during the period, at the time the exchange transactions occurred. Because of continuing business in Brazil under customer contracts denominated in Brazilian reais, our exposure to foreign exchange fluctuations is ongoing. For the year ended December 31, 2002, our Brazilian customers represented approximately 2% of our telecommunications revenue.

      Net cash used in investing activities increased $14.5 million, or 2%, to $678.2 million for the year ended December 31, 2002 from $663.7 million for the year ended December 31, 2001. Our investing activity in 2002 consisted of $467.4 million of capital expenditures for satellites and associated launch services, $97.0 million of capital expenditures for infrastructure projects and other ground network costs, $52.4 million of capitalized interest and $61.4 million for payments on asset acquisitions.

      Net cash used in investing activities increased $117.7 million, or 22%, to $663.7 million for the year ended December 31, 2001 from $546.0 million for the year ended December 31, 2000. Our investing activity in 2001 consisted of $522.5 million of capital expenditures for satellites and associated launch services, $65.0 million of capital expenditures for infrastructure projects and other ground network costs, and $76.2 million of capitalized interest. Our investing activity in 2000 consisted of $425.4 million of capital expenditures for satellites and associated launch services, $64.1 million of capital expenditures for infrastructure projects and other ground network costs, and $56.5 million of capitalized interest.

      Net cash provided by financing activities increased $222.7 million to $31.5 million for the year ended December 31, 2002 from $191.2 million used in financing activities for the year ended December 31, 2001. Our financing activity in 2002 principally consisted of $595.8 million in net proceeds received from the issuance of our 7 5/8% Senior Notes due 2012, offset by repayment of commercial paper borrowings of $266.1 million, repayment of our $200.0 million Eurobond 7.375% notes due 2002, and payment of $65.0 million for the purchase of our ordinary shares from Teleglobe Inc. At December 31, 2002, commercial paper borrowings outstanding totaled $44.0 million.

      Net cash used in financing activities decreased $220.6 million, or 54%, to $191.2 million for the year ending December 31, 2001 from the $411.8 million for the year ending December 31, 2000. Our financing activities in 2001 consisted primarily of $293.5 million in borrowings from commercial paper and a final pre-privatization cash distribution to the IGO’s Signatories and Investing Entities in the amount of $425.0 million. Our financing activities in 2000 consisted primarily of $580.0 million in capital contributions from shareholders, $855.1 million in distributions to shareholders and a $150.0 million repayment of notes payable.

          Long-Term Debt and Other Liabilities

      At December 31, 2002, we had long-term debt, including the current portion of such debt, of $1,308.5 million. This debt consisted of $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of U.S. dollar denominated 7 5/8% Senior Notes due 2012 offset by an unamortized discount of $4.0 million, a $48.5 million capitalized lease obligation, $44.0 million in commercial paper borrowings and a $20.0 million note payable to Lockheed Martin Corporation. We incurred gross interest costs of $107.5 million for the year ended December 31, 2002.

      The 7 5/8% Senior Notes due 2012 were issued in April 2002. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 our $200.0 million principal amount of Eurobond 7 3/8% Notes due 2002 that had been outstanding. The discount on the 7 5/8% Senior Notes due 2012 represents the difference between the issue price and the face value of the notes at December 31, 2002. In addition, we incurred debt issuance costs of $7.6 million. Both the discount and the debt issuance costs are amortized as interest expense over the life of the Senior Notes utilizing the effective interest method.

      Of our notes outstanding, $400.0 million matures in 2004, $200.0 million matures in 2005, $20.0 million matures in $5.0 million annual installments between 2007 and 2010, and the remaining $600.0 million matures in 2012. Our capitalized lease obligation matures in 2009.

      At December 31, 2001, we had long-term debt, including the current portion of such debt, of $1,163.7 million. This debt consisted of $800.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $310.1 million in commercial paper borrowings and a $53.6 million capitalized lease obligation. We incurred gross interest costs of $89.3 million for the year ended December 31, 2001.

      Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. These satellite performance incentive payments typically represent between 2% and 6% of the overall satellite construction contract price. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $144.6 million as of December 31, 2002 and $100.4 million as of December 31, 2001.

          Receivables

      Our receivables, net totaled $265.8 million at December 31, 2002 and $265.2 million at December 31, 2001. Of these amounts, our trade receivables were $227.4 million at December 31, 2002 and $253.3 million at December 31, 2001. The remaining balance in both years represents other receivables. The trade receivables balance at December 31, 2001 represented approximately three months of operations, principally because our pre-privatization billing policy required payments from customers to be made quarterly in arrears. Our new billing policy, applicable to service agreements entered into after privatization, generally requires payments to be made monthly in arrears. Consequently, at December 31, 2002, nearly 50% of our trade receivables are billed monthly in arrears or monthly in advance.

      In addition to our billing policy, our collateral profile has also changed as a result of the privatization. Previously, the investment share of the Signatories and Investing Entities, who were also our principal customers, was considered to be collateral for services provided. As a result of the privatization, we no longer hold this investment share as collateral, although some of our customers have pledged our ordinary shares held by them as collateral for services provided.

          Capital Expenditures

      The expected capital expenditures that we describe below are based on our capital commitments to date and our current business plans. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from the expected capital expenditures described below. In addition, levels of capital spending from one year to the next are influenced both by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. As a result, we frequently experience significant variances in our capital expenditure outlays from year to year.

      Our capital expenditures totaled $616.8 million in 2002 and are expected to be approximately $350 million in 2003. Total capital expenditures in 2002 consisted of $564.4 million of asset costs and $52.4 million of capitalized interest. Total expected capital expenditures in 2003 consist of approximately $327 million of asset costs and approximately $23 million of capitalized interest. Our largest capital expenditures are expected to be associated with the construction and launch of our Intelsat X series satellite. We are currently evaluating our need for, and may in the next year start making capital expenditures for, additional satellites.

      With respect to the Intelsat IX series satellites, the total costs for the five satellites launched in 2002 and in February 2003 were approximately $1,257 million, which includes the costs of satellite construction, launch services, insurance and capitalized performance incentives. Of this amount, $402.1 million was spent in 2002 and approximately $49 million is expected to be spent in 2003, in each case excluding capitalized interest. Our deployment of the Intelsat IX series satellites was completed in February 2003 when we successfully launched the 907 satellite. As of December 31, 2002, $147.2 million of expected costs for the Intelsat IX series satellites were covered by contractual commitments.

      We estimate the total costs for our Intelsat X series satellite to be approximately $288 million, which includes the costs of satellite construction, launch services, insurance and capitalized performance incentives. Of this amount, $105.8 million was spent in 2002 and approximately $145 million, excluding capitalized interest, is expected to be spent in 2003. We expect to launch our Intelsat X series satellite in late 2003 or early 2004. As of December 31, 2002, $212.1 million of expected costs for the Intelsat X series satellite were covered by contractual commitments.

      Infrastructure and other projects during 2002 consisted primarily of projects designed to expand our ground communications network facilities and develop new bundled services. We invested $97.0 million in

2002 for ground facilities and other infrastructure to support our satellite network and for our global connectivity services and broadband services initiatives, excluding capitalized interest. We intend to invest approximately $123 million, excluding capitalized interest, in 2003 for ground facilities and other infrastructure, such as a back-up facility for our mission-critical operations, to support our satellite network and for our global connectivity services and broadband services initiatives. See Item 4.B — “Business Overview — Our Strategy” for a discussion of our planned services and market plans. As of December 31, 2002, we had $30.7 million in contractual commitments with respect to these infrastructure and other project initiatives.

      As of December 31, 2002, we had other contractual commitments of $153.8 million, including satellite performance incentives obligations related to satellites in orbit and lease payment obligations for one of the two satellites on which we lease capacity. Of this amount, we expect to spend approximately $30 million in 2003.

          Capital Resources

      We expect that our future working capital, capital expenditures, planned strategic initiatives and debt service will be satisfied by cash generated from our operations and, if necessary, by the issuance of commercial paper. However, even though we expect that a majority of our revenue in 2003 will be generated from existing customer service contracts, we cannot be assured of generating our expected revenue in the event of an unforeseen decrease in the demand for our services.

      We used the net proceeds of $588.2 million from the issuance and sale in April 2002 of our 7 5/8% Senior Notes due 2012 to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 our $200.0 million principal amount of Eurobond 7 3/8% Notes due 2002 that had been outstanding.

      To support our commercial paper program and to provide funding for general corporate purposes, we entered into two agreements on March 21, 2002 with a group of financial institutions for a $500.0 million unsecured 364-day revolving credit facility, which expired in March 2003, and a $500.0 million 3-year unsecured revolving credit facility, which expires in March 2005. At our option, borrowings under the 3-year revolving credit facility will bear, and borrowings under the 364-day revolving credit facility would have borne, interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. The 3-year facility contains, and the 364-day facility contained, certain financial and operating covenants, including a covenant requiring us to maintain a ratio of EBITDA, as defined in the facility, to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day. The 3-year revolving credit facility contains an additional covenant requiring that the ratio of our debt to EBITDA, as defined in the facility, not exceed 2.5 to 1 at any time. Both the facility fee and the margin over the Eurodollar rate at which we can borrow under the 3-year facility, and at which we could borrow under the 364-day facility, increase incrementally if there is a downgrade in our credit rating by Standard & Poor’s or Moody’s Investors Service, Inc. As of December 31, 2002, we were in compliance with these covenants and there were no borrowings outstanding under either revolving credit facility. Our policy is to classify commercial paper borrowings supported by our revolving credit facilities as long-term debt if we have both the ability and the intent to maintain these obligations for longer than one year. At December 31, 2002, our outstanding commercial paper balance of $44.0 million was classified as a current liability.

      These two credit facilities replaced a 364-day credit facility that was in place at December 31, 2001. The agreement for the replaced facility contained terms and conditions similar to those of the credit agreements for the 364-day and the 3-year revolving credit facilities. Under the terms of this credit facility, we were required to satisfy certain financial and operating covenants, including an interest coverage ratio. As of December 31, 2001, we were in compliance with these covenants and there were no borrowings outstanding under the credit facility.

      If we were to consummate any strategic transactions or undertake other projects requiring significant capital expenditures, we may be required to seek additional financing. A number of factors would influence our ability to obtain such financing, including general market conditions over which we have no control. Both our credit rating and our ability to obtain financing may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the fixed satellite services sector in particular. Our customer relations as well as our backlog are considered when evaluating our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy.

      The following table sets forth our contractual obligations and capital commitments as of December 31, 2002 and our planned capital expenditures for 2003.

	Less than			After
	1 year	1-3 years	4-5 years	5 years	Total

	(in millions)
Contractual obligations:
Long-term debt(1)	$148.2	$748.1	$117.2	$825.2	$1,838.7
Capital commitments(2)(3)	219.0	134.8	44.4	84.9	483.1
Operating leases	18.3	21.0	5.8	10.4	55.5
Investment(4)	58.0	—	—	—	58.0

Total contractual obligations	$443.5	$903.9	$167.4	$920.5	$2,435.3

Planned capital expenditures(5)	$350.0

(1)	Includes principal and interest on long-term debt.

(2)	Includes contractual commitments for satellites and principal and interest on deferred satellite performance incentives.

(3)	Capital commitments in years 1-3 include the cash deposit related to termination of our order for the 10-01 satellite that will be applied against the cost of a future launch, or will be forfeited if we do not place a launch order by July 31, 2005. See “— Termination of Our Order for the Intelsat 10-01 Satellite” for further information regarding this deposit.

(4)	Does not include indirect investment in Galaxy Satellite Broadcasting Limited, which was made subsequent to December 31, 2002.

(5)	Includes capitalized interest.

     Currency and Exchange Rates

      Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. For the year ended December 31, 2002, our Brazilian customers represented approximately 2% of our telecommunications revenue. Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

     Disclosures about Market Risk

      We have existing obligations related to our long-term debt agreements. These financial instruments are discussed further in Note 7 to our consolidated financial statements appearing elsewhere in this annual report. We do not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of December 31, 2002, we had approximately $1.3 billion in fixed-rate debt and $44.0 million in commercial paper borrowings outstanding. To the extent that we fund working capital needs or our capital expenditures using commercial paper, we will be subject to interest rate and related cash flow risk. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates. To the extent that we make significant borrowings under our existing credit facility, we will evaluate the appropriateness of using various hedging instruments.

      Presented below is an analysis of our financial instruments as of December 31, 2002 that are sensitive to changes in interest rates. The tables demonstrate the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed rate debt, the sensitivity table below illustrates “market values”, or the price at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of December 31, 2002.

	Interest Rate Risk (in millions) as of December 31, 2002

	Valuation of Securities			No Change	Valuation of Securities
	Given an Interest Rate Decrease			in Interest	Given an Interest Rate Increase
	of X Basis Points			Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)

$600 million principal 7.625% senior notes due 04/15/12	$642.5	$621.6	$601.6	$582.5	$564.1	$546.5	$529.7
$200 million principal Eurobond 8.125% notes due 02/28/05	$212.4	$210.4	$208.3	$205.8	$204.3	$202.3	$200.4
$200 million principal Eurobond 8.375% notes due 10/14/04	$212.3	$210.5	$208.8	$206.7	$205.4	$203.8	$202.1
$200 million principal Dragon bond 6.625% notes due 03/22/04	$205.5	$204.3	$203.1	$201.7	$200.8	$199.6	$198.5

Interest Rate Risk (in millions) as of December 31, 2002

	Annual Interest Expense			No Change	Annual Interest Expense
	Given an Interest Rate Decrease			in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)		(50 BPS)	(100 BPS)	(150 BPS)

Commercial paper	$0.1	$0.4	$0.6	$0.8	$1.0	$1.2	$1.5

      These sensitivity analyses provide only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analyses.

     Critical Accounting Policies

      Our significant accounting policies are described fully in Note 2 to our consolidated financial statements appearing elsewhere in this annual report. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our satellites and other property and equipment, business combinations, goodwill, impairment of long-lived and amortizable intangible assets, income taxes, deferred satellite performance incentives and retirement plans and other postretirement benefits. The impact of any associated risks related to these policies on our business operations is discussed in this Item 5 — “Operating and Financial Review and Prospects” where such policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Revenue Recognition

      We recognize telecommunications revenue primarily from satellite utilization charges, which are recognized as revenue over the period during which the satellite services are provided. This revenue is recognized provided that collection of the related receivable is probable. We make estimates regarding the probability of collection based upon an evaluation of the customer’s creditworthiness, the customer’s payment history and other conditions or circumstances that may affect the likelihood of payment. When we have determined that the collection of payments for satellite utilization is not probable at the time the service is provided, we defer recognition of the revenue until such time that collection is believed to be probable or the payment is received. We also maintain an allowance for doubtful accounts for customers’ receivables where the collection of these receivables is uncertain. If our estimate of the probability of collection is not accurate, we may experience lower revenue or an increase in our bad debt expense.

      We receive payments for satellite utilization charges from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the agreement terms.

      Our revenue recognition policy as described above complies with the criteria set forth in Staff Accounting Bulletin No. 101. We have entered into agreements with our customers under which we provide them with telecommunications services at prices and on the other terms and conditions provided under those agreements. Furthermore, as stated above, our telecommunications revenue is recognized over the period during which services are provided to our customers, and we account for amounts received from our customers pursuant to satellite capacity prepayment options as described above. Additionally, we recognize revenue only when collection is reasonably assured.

          Satellites and Other Property and Equipment

      Satellites and other property and equipment are stated at cost. These costs consist primarily of the cost of satellite construction and launch, including insurance premiums, the net present value of performance incentives payable to the satellite manufacturers, costs directly associated with satellite construction and interest costs incurred during the period of satellite construction. Satellite construction and launch services are generally procured under long-term, multi-satellite contracts that provide for payments over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

      Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 10 years to 15 years. We make estimates of the useful lives of our satellites for depreciation and amortization purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the satellite’s hardware is guaranteed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from 10 years to 13 years and orbital maneuver lives as high as 17 years. Although the orbital maneuver lives of our satellites have historically extended beyond their contractual design lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. For example, as of January 1, 2001, we revised the estimated useful lives for substantially all Intelsat VII and VIII series satellites based on our review of the performance of our satellite fleet. The effect of this change in estimate was to increase the useful lives of these satellites by approximately two years, and thereby decrease depreciation and amortization expense by approximately $60.5 million for the year ended December 31, 2001. As a result of this change, the useful lives of our satellites generally exceed the orbital design lives and are less than the orbital maneuver lives. Additional changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

          Business Combinations

      Our business combinations are accounted for in accordance with the provisions set forth in Statement of Financial Accounting Standards, referred to as SFAS, No. 141, Business Combinations, whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to our business combinations involves estimates and judgments by our management that may be adjusted during the allocation period, but in no case beyond one year from the acquisition date.

          Goodwill

      Goodwill arising from our acquisitions represents the excess of cost over the fair value of tangible and separately identifiable intangible assets acquired. On January 1, 2002, we adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized and that they instead be tested for impairment at least annually by applying a fair value-based test.

      As of December 31, 2002, there was no impairment charge recorded as the goodwill we recorded in connection with our acquisition of certain assets and liabilities of COMSAT World Systems was not impaired. We will perform the impairment analysis as required under SFAS No. 142, on an annual basis or more frequently if circumstances indicate a possible impairment has occurred, by assessing the fair value of our acquired assets using a discounted cash flow approach. If we are required to record an impairment charge in the future, it could have an adverse impact on our results of operations.

          Impairment of Long-Lived and Amortizable Intangible Assets

      We review our long-lived and amortizable intangible assets to assess whether an impairment has occurred using the guidance established under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets,whenever events or changes in circumstances indicate, in our judgment, that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

      At December 31, 2002, there was no impairment charge recorded with respect to any of our long-lived and amortizable intangible assets.

          Income Taxes

      We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

          Deferred Satellite Performance Incentives

      Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. These satellite performance incentive payments typically represent between 2% and 6% of the overall satellite construction contract price. Historically, the satellite manufacturers have earned 100% of these payments. Therefore, we view these payments as a financing mechanism. Consequently, we capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. These costs are amortized over the useful lives of the satellites and the liability is reduced as the payments are made.

          Retirement Plans and Other Postretirement Benefits

          Defined Benefit Plan

      We maintain a noncontributory defined benefit retirement plan called the Intelsat Staff Retirement Plan. This plan covers, among others, substantially all of our employees hired before July 19, 2001. See Item 6.B — “Compensation — Pension Benefits” for information regarding the individuals covered by this plan. The cost under this plan is calculated using a formula that is based on employees’ remuneration, dates of hire and years of service. In 2001 and 2002, global capital market conditions resulted in negative returns on the plan’s assets. Primarily due to this occurrence and to a reduction in the discount rate assumption for our plan as discussed further below, the plan’s accumulated benefit obligation at September 30, 2002 exceeded the fair value of its assets, which required us to record an additional minimum pension liability in accordance with SFAS No. 87, Employer’s Accounting for Pensions. The effect of this non-cash adjustment was to increase accrued retirement benefits by $23.8 million, increase other assets by $2.3 million and increase other comprehensive loss by $21.5 million, or $12.9 million after tax. We have historically funded the plan based on actuarial advice using the projected unit credit cost method. Our contributions to the plan over the last 10 years have averaged $3.2 million annually. Concurrent with our privatization in 2001, our plan became subject to the provisions of the Employee Retirement Income Security Act of 1974, and as such, we expect that our contributions to the plan will be based on the minimum requirements of the Internal Revenue Service. As a result, we made no contribution to the plan in 2002 and do not expect that we will be required to make a contribution to this plan until 2004.

      The amounts provided above for our noncontributory defined benefit retirement plan include amounts for the Intelsat Restoration Plan, which is a non-qualified pension plan. See Item 6.B — “Compensation — Pension Benefits” for information regarding the Intelsat Restoration Plan.

          Other Postretirement Benefits Plan

      We provide health benefits for employees who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. We provide these benefits under a plan that is unfunded. Benefits are paid as they become due.

          Defined Contribution Plans

      We maintain two defined contribution retirement plans. One of these plans provides benefits to employees who were hired before July 19, 2001, and the other plan provides benefits to individuals who have been hired on or after July 19, 2001. We also maintain an unfunded supplemental pension plan for executives. However, benefit accruals under this plan were discontinued during 2001. See Item 6.B — “Compensation — Defined Contribution Plans” for information regarding these plans.

          Key Plan Assumptions

      Net periodic pension and other postretirement benefits costs under our defined benefit and other postretirement benefit plans, as well as the related plan liabilities, are determined each year on an actuarial basis. As part of this process, we review our plans’ actual experience and make adjustments to key plan assumptions, if necessary. In 2002, we made a change to a key plan assumption. Specifically, we lowered the discount rate applicable to both our defined benefit plan and our other postretirement benefit plan to 6.75% from 7.25% in order to reflect the decline in long-term interest rates that occurred during the year. Our discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality, fixed-income investments. For our defined benefit plan, we elected to maintain the expected rate of return on pension assets at 9%. Our expected rates of return are based on historical capital market performance and on our anticipated investment policy philosophy. Notwithstanding the negative returns on plan assets that we have experienced in 2001 and 2002, we believe that the historical performance of the capital markets indicates that 9% remains a reasonable expectation for long-term returns. For our other postretirement benefits plan, we elected to maintain the health care cost trend rate at 7% because our review of recent claims data indicates that this assumption remains valid over the long term. As a result of electing these assumptions for our plans in 2002, including the change in the discount rate, we expect our pension expense as measured in accordance with SFAS No. 87, Employers’ Accounting for Pensions, to increase by approximately $2.9 million, or 263.6%, to approximately $4.0 million in 2003 from $1.1 million in 2002. In addition, we expect our other postretirement benefits expense as measured in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, to increase by $1.2 million, or 17.6%, to $8.0 million in 2003 from $6.8 million in 2002. We estimate that a change in the assumed discount rate of 25 basis points would increase or decrease our pension expense and other postretirement benefits expense by approximately $0.8 million and $0.4 million, respectively, in 2003. Also, we estimate that a change in the expected return of plan assets of 1% would increase or decrease pension expense by approximately $2.3 million in 2003. Further, we estimate that a change in the assumed health care cost trend rate of 1% would increase or decrease other postretirement benefits expense by approximately $1.4 million in 2003.

      Under the accounting guidance for pension plans and other postretirement benefit plans just described, the effects of revisions to assumptions or differences between assumed and actual experience are not immediately recognized in expense in the year of occurrence. Instead, both the favorable and unfavorable effects of these revisions and differences that fall within an acceptable range are reflected as unrecognized net gains and losses and are amortized into pension expense and other postretirement benefits expense over a predetermined amortization period. For our defined benefit pension plan, we had an unrecognized net loss of $60.1 million at December 31, 2002, compared to an unrecognized net loss of $23.2 million at December 31, 2001. For our other postretirement benefit plan, we had an unrecognized net gain of $12.1 million at December 31, 2002, compared to an unrecognized net gain of $9.8 million at December 31, 2001. A portion of the unrecognized net loss and unrecognized net gain will be amortized into pension expense and other postretirement benefits expense, respectively, in 2003. However, the impact of the amortization on expense in future years will depend in large part on the actual experience of the plans in those years and, consequently, cannot be estimated.

     Related Party Transactions

          Our Shareholder Relationships

      Because of our history as a privatized intergovernmental organization, a significant percentage of our customers are also shareholders in our company. Our shareholders, formerly the IGO’s Signatories and Investing Entities, accounted for approximately 88% of revenue in 2000, 89% of revenue in 2001 and 78% of revenue in 2002. These Signatories and Investing Entities received investment share in the IGO based on their percentage use of the IGO’s satellite system. Additionally, they made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Prior to privatization, prices for our services were set by a tariff schedule and determined on a non-discriminatory basis. As a private company, we are now able to set new, market-based prices for new services ordered by our customers.

      At privatization, the IGO’s Signatories and Investing Entities received shares in our company in proportion to their ownership in the IGO on the privatization date and became shareholders of 100% of the outstanding ordinary shares. Because our customers’ ownership of our ordinary shares is no longer connected to their use of our system, our customers may increase their use of the systems of other telecommunications services providers. However, we believe that some of our customers could not move all of their business with us to another satellite services provider without incurring high costs, due in part to technical differences between our network and the networks of most of our competitors. See Item 3.D — “Risk Factors” for a discussion of the potential impact of the privatization on our customer base.

          COMSAT Asset Purchase Agreement

      On November 25, 2002, we acquired most of the assets and certain liabilities of COMSAT World Systems, a business unit of COMSAT Corporation, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT Corporation. COMSAT Corporation is a wholly owned subsidiary of Lockheed Martin Corporation, which is our largest shareholder. COMSAT World Systems was a reseller of our capacity to customers located in the United States. The assets that we acquired include substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity, two TTC&M stations located in Clarksburg, Maryland and Paumalu, Hawaii and a digital teleport facility located in Clarksburg, Maryland. The purchase price for this transaction totaled $120.8 million, consisting of $55.0 million in cash, the assumption of $45.8 million in net liabilities subject to net working capital adjustments and a $20.0 million 7% note payable due in four installments of $5.0 million each on January 1, 2007, 2008, 2009 and 2010. In the event that we are not operating TTC&M facilities at the Clarksburg, Maryland location and certain triggering events described in the asset purchase agreement have occurred, up to $15.0 million under the $20.0 million note payable would not be due. In addition, we incurred approximately $1.0 million in transaction costs in connection with this acquisition.

      We accounted for the acquisition under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. Based upon the preliminary appraisals received and our estimates, the purchase price was preliminarily allocated to the assets and liabilities acquired as follows (in millions):

Receivables, net of allowance of $18.6	$8.2
Property and equipment	26.8
Other assets	8.3
Goodwill and other intangible assets	84.2
Accounts payable and accrued expenses	(51.5)

Total cash consideration, net of assumed liabilities	$76.0

      The asset purchase agreement provides for the transaction purchase price to be finalized upon agreement between us and Lockheed Martin Corporation on the amounts reflected in the closing balance sheet, which is expected to occur in the second quarter of 2003. Consequently, some adjustments to these balances could occur. These adjustments, if any, are not expected to have a material impact on our results of operations or financial position.

      We believe that this transaction was completed on arm’s-length terms. The service contracts assigned to us in connection with the COMSAT transaction include contracts with WorldCom, Inc., which became our largest customer upon the closing of the COMSAT transaction. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. For a further description of the asset purchase agreement with COMSAT, see Item 7.B — “Related Party Transactions — COMSAT Asset Purchase Agreement”. For a description of our revenue from WorldCom, Inc., see “— WorldCom Reorganization” below.

          TTC&M Contracts

      Some of our customers also provide TTC&M services for our ground network or provide us with host station facilities and services. We believe that these transactions are on arm’s-length terms and are not significant to our results of operations.

          Teleglobe Share Purchase Agreement

      On May 15, 2002, one of our largest customers and one of our shareholders, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, we recorded a reserve of $12.8 million against all of our accounts receivable from

Teleglobe Inc. as of March 31, 2002, and did not recognize any revenue from Teleglobe Inc. from April 1, 2002 through May 15, 2002 because collection was not ensured. We have continued to provide services to Teleglobe Inc. for which payment in advance has been received since May 16, 2002. Telecommunications revenue generated from Teleglobe Inc. and its affiliates was $41.7 million in 2000, $47.8 million in 2001 and $35.1 million in 2002 and accounted for approximately 4% of our telecommunications revenue in each of those years.

      On September 20, 2002, our Intelsat Global Sales subsidiary acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65.0 million. Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe Inc. was transferred to an escrow agent, who holds the shares in trust for Intelsat Global Sales, subject to specified limited rights of Teleglobe Inc. Teleglobe Inc. is entitled to certain limited voting and dividend rights in the shares held by the escrow agent. The share purchase agreement contemplates that the escrow agent will sell the shares in our contemplated initial public offering or in another manner set forth in the agreement and will subsequently deliver the proceeds of any such sale to Intelsat Global Sales and, in some cases, to Teleglobe Inc. If all of the shares held in escrow are sold and the sale proceeds exceed $90.1 million, Intelsat Global Sales will receive $90.1 million, and Teleglobe Inc. will receive the portion of the sale proceeds that exceeds $90.1 million. If only a portion of the shares held in escrow are sold, Intelsat Global Sales will receive the portion of the sale proceeds equal to the percentage of $90.1 million that is equal to the percentage the sold shares represent of the total number of shares originally held in escrow, and Teleglobe Inc. will receive any remaining sale proceeds. If we have not conducted a registered offering of our ordinary shares by December 31, 2003, or if we have conducted such an offering by that time but some of the escrowed shares remain unsold as of December 31, 2004, the share purchase agreement provides for the unsold shares and any cash held as escrow property to be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of cash and shares under the agreement valued at $90.1 million. If there are any shares or cash remaining after this distribution to Intelsat Global Sales, these shares and cash will be transferred to Teleglobe Inc.

      In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% of its service orders with us, which represent approximately $131.7 million, or 3%, of our backlog as of December 31, 2002. The remaining service orders, which represented approximately $47.4 million, or 1%, of our backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. Teleglobe Inc. also agreed to provide payment semi-monthly in advance for the service orders it has with us that were not terminated, as opposed to the quarterly in arrears payment terms originally applicable to those service orders. Upon the assignment of Teleglobe Inc.’s service orders to another person, the service orders will be amended to provide for payment monthly in arrears. The assignment of these service orders is subject to the consent of Intelsat Global Sales, which has agreed not to unreasonably withhold its consent as long as the service orders are assigned to persons that Intelsat Global Sales considers in its reasonable opinion to be creditworthy in accordance with its credit criteria. All other terms and conditions of these service orders will remain unchanged.

      The closing of the share purchase transaction was subject to, among other things, the approval of the monitor of the Canadian insolvency proceedings and the approval of the Ontario Superior Court of Justice, both of which were obtained. All rights of appeal from the Court’s decision to approve the transaction have expired. In connection with the share purchase transaction, Intelsat Global Sales released Teleglobe Inc. from claims with respect to all service fees payable for services provided to Teleglobe Inc. prior to May 15, 2002 and with respect to all termination fees payable pursuant to the service orders being terminated.

      We have accounted for the share purchase transaction similar to an acquisition of treasury stock. Under Financial Accounting Standards Board Technical Bulletin No. 85-6, amounts paid for treasury stock above fair value and additional rights and consideration received are allocated to the various components received. The estimated aggregate market value of the shares acquired by us exceeded the cash payments made to Teleglobe Inc. on September 20, 2002 by more than the amounts due to us. As a result, we were able to recover approximately $16.0 million of receivables owed by Teleglobe Inc., consisting of the $12.8 million that was fully reserved in the first quarter of 2002 as well as $3.1 million related to telecommunications revenue that had not been previously recognized since the collection of those amounts was not ensured. We believe that the closing of the share purchase transaction enabled us to change our estimated reserve for uncollectible accounts and recognize the previously unrecognized service fees for which collection was uncertain, in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes. The shares acquired by Intelsat Global Sales are deemed not to be outstanding for the purposes of our consolidated financial statements.

      Teleglobe Inc.’s remaining interest in the shares is deemed to be a free-standing derivative in accordance with Emerging Issues Task Force, referred to as EITF, 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. This resulted in our recording of an obligation to Teleglobe Inc. on September 20, 2002 of $25.9 million, which reflected the estimated fair value of this derivative on that date. Any future changes that occur in our obligation to Teleglobe Inc. will be recorded as an additional expense or as additional income on our consolidated statement of operations. On December 31, 2002, we reduced our obligation to Teleglobe Inc. to $19.8 million based on a valuation of the underlying shares and recorded other income of $6.1 million for the amount of the adjustment.

      We believe that the share purchase transaction between Teleglobe Inc. and Intelsat Global Sales was executed on arm’s-length terms. The share purchase agreement and related escrow agreement, including the transaction price and other terms, were negotiated extensively by the parties to the agreements. The share purchase transaction provided Teleglobe Inc. with the ability to liquidate its investment in Intelsat, Ltd. and receive needed cash. The transaction also permitted Teleglobe Inc. to cancel some of its service orders with us without penalty. The share purchase transaction provided us with an opportunity to continue an important customer relationship with Teleglobe Inc. in which Teleglobe Inc. agreed not to repudiate nearly 75% of its service orders with us and agreed to pay for services semi-monthly in advance. The transaction also allowed us to purchase outstanding Intelsat, Ltd. shares at what we estimate to be a reduction from the market value of these shares. The transaction price was determined by a combination of factors, including market conditions, the lack of a public market for the shares and the commercial relationship among the parties. Other relevant factors included the uncertainty as to when Intelsat Global Sales will have the opportunity to liquidate its investment in the shares, uncertainty as to the amount that it will receive for the shares and Teleglobe Inc.’s desire in connection with its insolvency proceeding to preserve the potential for additional payments from resale of the shares.

          Wildblue Subscription Agreement

      On December 9, 2002, we entered into an agreement with Wildblue Communications, Inc. to acquire a minority stake in Wildblue for a purchase price of $58.0 million. Wildblue plans to provide broadband Internet access services via Ka-band satellite to homes and small business users in the continental United States beginning in 2004. The closing of this transaction is subject to, among other things, FCC and other governmental approvals and the satisfaction of other closing conditions. We have agreed to provide Wildblue with up to $2.0 million in interim funding before the closing of the acquisition, which will be repaid upon closing. As of December 31, 2002, we had a loan receivable of $0.7 million from Wildblue with respect to interim funding provided on December 20, 2002. In connection with this agreement, we have agreed to purchase 50% of any shares sold by one of the minority investors, at the investor’s option, up to a maximum purchase price of $5.0 million. Other investors in this round of financing, which totals $156.0 million including our investment, include the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of our directors is a director of Liberty Media Corporation, which indirectly owns a minority interest in Wildblue and owns a majority of the outstanding stock of Liberty Satellite & Technology, Inc.

     New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard will become effective in the first quarter of 2003. We do not believe that the adoption of SFAS No. 143 will have a significant impact on our results of operations or financial position.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt are effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions of this statement relating to lease modifications are effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement relating to exit or disposal activities are effective for activities initiated after December 31, 2002. We do not believe that the adoption of SFAS No. 146 will have a material impact on our results of operations or financial position.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We have not yet determined the impact that adoption of EITF Issue No. 00-21 will have on our results of operations or financial position.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements become effective in the first quarter of 2003. The adoption of SFAS No. 148 did not have a material impact on our results of operations or financial position.

      In January 2003, the FASB issued FASB Interpretation No. 46, referred to as FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not believe that the adoption of FIN 46 will have a material impact on our results of operations or financial position.

     Dividend Policy

      Since our formation in connection with the privatization of the IGO, we have not declared or paid cash dividends on our ordinary shares. The declaration of dividends by Intelsat, Ltd. is subject to the discretion of our board of directors. Our board of directors will review our dividend policy from time to time in light of the conditions existing at the time, including our financial condition, results of operations, capital requirements, contractual and other relevant legal and regulatory restrictions, general business conditions and such other factors as our board of directors deems relevant. Under Bermuda law, a Bermuda company may not declare or pay dividends if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would be less than the aggregate of its liabilities and issued share capital and share premium accounts.

     WorldCom Reorganization

      Upon the closing of the COMSAT transaction described above, WorldCom, Inc. became our largest customer. On July 21, 2002, WorldCom, Inc., filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Telecommunications revenue generated from WorldCom, Inc. and its affiliates as direct customers was $7.3 million, or 0.7%, for the year ended December 31, 2001 and $10.7 million, or 1.1%, for the year ended December 31, 2002. Based on information provided by Lockheed Martin Corporation, WorldCom, Inc. accounted for approximately $60 million of COMSAT’s revenue from the sale of our capacity for the year ended December 31, 2001 and for approximately $47.8 million of COMSAT’s revenue from the sale of our capacity for the period from January 1, 2002 to the date of closing of the COMSAT transaction. On a pro forma basis, WorldCom, Inc. and its affiliates would have accounted for approximately 6% of our revenue in each of the years ended December 31, 2001 and 2002 had the COMSAT transaction occurred as of January 1, 2001. We cannot predict the effect that WorldCom, Inc.’s bankruptcy proceedings will have on future revenue. However, the loss of WorldCom, Inc. as a customer would reduce our revenue and backlog and could materially adversely affect our business. At December 31, 2002, we had receivables of $10.1 million due from WorldCom, Inc. and its affiliates, of which $9.8 million was reserved for in the allowance for doubtful accounts. Of the $10.1 million in receivables due from WorldCom, Inc. and its affiliates, $8.6 million relates to pre-petition receivables.

     Termination of Our Order for the Intelsat 10-01 Satellite

      In November 2002, we exercised our right to terminate the portion of our satellite construction contract with Astrium SAS relating to the Intelsat 10-01 satellite, due to Astrium SAS’ significant postponement in the delivery date of the satellite. As a result of this termination, we recorded a charge to our consolidated statement of operations of $34.4 million, representing the write-off of capitalized satellite program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs. Pursuant to our contract with Astrium SAS, we are entitled to receive repayment of most of the amounts that we have paid to Astrium SAS under the contract. We received this payment, amounting to $47.9 million, in February 2003. Additionally, as a result of this termination, we expect to reduce our planned capital expenses by approximately $165.0 million. We have not terminated the portion of our contract with Astrium SAS relating to the 10-02 satellite currently on order.

      In connection with the decision to terminate our order for the 10-01 satellite, we have reached an agreement in principle with one of our launch vehicle providers to treat most of the payments made for the launch vehicle that could have been used for the launch of the 10-01 satellite as a credit for a future launch. Accordingly, we have recorded a net deposit of $23.2 million, which is included in other assets as of December 31, 2002. Under the terms of this agreement, the price of the launch vehicle remains fixed. However, we will incur a termination liability of $44.1 million if we do not place an order for a future launch by July 31, 2005.

     Subsequent Events

          Launch of 907 Satellite

      On February 15, 2003, we launched the 907 satellite, increasing to 24 the number of satellites in our fleet that we own and operate.

          Investment in Galaxy Satellite Broadcasting

      On February 20, 2003, we entered into an agreement to acquire an indirect 51% stake in Galaxy Satellite Broadcasting Limited, referred to as Galaxy, for approximately U.S.$70 million in cash and in-kind contributions. Galaxy is licensed to provide pay television and teleport services in Hong Kong, and expects to launch its pay television service in late 2003 or early 2004. See Item 10.C — “Material Contracts — Investment in Galaxy Satellite Broadcasting” for further information regarding this agreement.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

      Set forth below is information concerning our executive officers and directors:

Name	Age	Position

Conny Kullman	52	Chief Executive Officer, Intelsat, Ltd.; Director
Joseph Corbett	43	Executive Vice President and Chief Financial Officer, Intelsat, Ltd.
Ramu Potarazu	41	Chief Operating Officer, Intelsat, Ltd.; President, Intelsat (Bermuda), Ltd.; Managing Director, Intelsat Global Sales & Marketing Ltd.
Kevin Mulloy	44	President, Intelsat Global Service Corporation
David Meltzer	43	General Counsel and Senior Vice President for Regulatory Affairs, Intelsat Global Service Corporation
Tony Trujillo, Jr.	45	Senior Vice President and Chief Administrative Officer, Intelsat Global Service Corporation
Noah Asher	41	Vice President, Finance, Intelsat Global Service Corporation
Ken Bianchi	45	Vice President and Controller, Intelsat Global Service Corporation
Wenn Smith	39	Vice President, Audit, Intelsat Global Service Corporation
G. Randall Bonney, Jr.	48	Treasurer, Intelsat Global Service Corporation
John Sponyoe	64	Director and Chairman
Wolfgang Wagner	48	Director and Deputy Chairman
Brian Dailey	51	Director
Herbert Baptista Fiuza	67	Director
Hans Fjosne	63	Director
Serge Fortin	50	Director
Neal Freeman	62	Director
Shailendra Kumar Gupta	60	Director
Gary Howard	52	Director
Carlos Alberto Killian	69	Director
Matthew Luhanga	55	Director
Cheikh Tidiane Mbaye	46	Director
Philippe-Olivier Rousseau	46	Director
Robin Turner	60	Director
Christopher Vonwiller	60	Director

      A brief biography of each executive officer and director follows:

      Mr. Kullman has been Chief Executive Officer and a director of Intelsat, Ltd. since July 2001, and was Chief Executive Officer of the IGO from October 1998 to July 2001. He has been a director of Galaxy Satellite Broadcasting Limited and Galaxy Satellite TV Holdings Limited since February 2003 and a director of U.S. Friends of Chalmers University of Technology, Inc. since April 2002. Mr. Kullman previously served as Vice President of Operations and Engineering of the IGO from December 1997 to October 1998, Vice President of Operations of the IGO from April 1996 to December 1997, Vice President and Chief Information Officer of the IGO from September 1994 to April 1996, Director of Operations Plans/ Sales Operation of the IGO from July 1992 to September 1994, Director of Systems Operation of the IGO from August 1990 to July 1992 and a systems engineer for the IGO from August 1983 to August 1990. Mr. Kullman’s business address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda.

      Mr. Corbett has been Executive Vice President and Chief Financial Officer of Intelsat, Ltd. since September 2001, Chief Financial Officer of Intelsat, Ltd. from July 2001 to September 2001 and Vice President of Finance and Chief Financial Officer of the IGO from March 1999 to July 2001. He served as Acting Vice President of Finance of the IGO from October 1998 to March 1999 and as Controller of the IGO from March 1995 to October 1998. Prior to that time, he served in senior manager positions at NVR, Inc. and KPMG Peat Marwick. Mr. Corbett’s business address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda.

      Mr. Potarazu has been Chief Operating Officer of Intelsat, Ltd., President of Intelsat (Bermuda), Ltd. and Managing Director of Intelsat Global Sales & Marketing Ltd. since March 2003. He previously served as President and Chief Operating Officer of Intelsat Global Service Corporation from July 2001 to March 2003; Vice President, Global Operations and Chief Technical Officer of the IGO from November 2000 to July 2001; Vice President, Commercial Restructuring of the IGO from December 1999 to November 2000; Vice President, Operations and Chief Information Officer of the IGO from December 1998 to December 1999; Director of Information Systems of the IGO from April 1996 to December 1998; and Manager of Business Systems of the IGO from July 1995 to April 1996 and was a satellite software engineer for the IGO from May 1990 to July 1995. Prior to that time, Mr. Potarazu served in a senior technical consultant role with Contel Business Networks, Inc. Mr. Potarazu’s business address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda.

      Mr. Mulloy has been President of Intelsat Global Service Corporation since March 2003. He previously served as Senior Vice President, Strategy and Business Development of Intelsat Global Service Corporation from September 2001 to March 2003; Vice President, Strategy and Business Development of Intelsat Global Service Corporation from July 2001 to September 2001; and Vice President, Strategy and Business Development of the IGO from May 2001 to July 2001. Prior to joining Intelsat Global Service Corporation, Mr. Mulloy was a partner at McKinsey & Company, Inc. from April 1996 to April 2001. Mr. Mulloy’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Meltzer has been General Counsel and Senior Vice President for Regulatory Affairs of Intelsat Global Service Corporation since October 2001. He previously served as Senior Vice President and General Counsel of Intelsat Global Service Corporation from September 2001 to October 2001; Vice President and General Counsel of Intelsat Global Service Corporation from July 2001 to September 2001; Vice President and General Counsel of the IGO from September 2000 to July 2001; Acting General Counsel of the IGO from December 1999 to September 2000; Senior Director for Corporate Restructuring of the IGO from February 1999 to December 1999; Director of Procurement of the IGO from February 1997 to February 1999 and was a lawyer in the Office of the General Counsel of the IGO from February 1989 to February 1997. Prior to joining the IGO, he was an attorney in private practice. Mr. Meltzer’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Trujillo has been Senior Vice President, Corporate Services and Chief Administrative Officer of Intelsat Global Service Corporation since March 2003. He previously served as Senior Vice President, Corporate Services of Intelsat Global Service Corporation from September 2001 to March 2003; Acting Vice President, Corporate Services of Intelsat Global Service Corporation from June 2001 to September 2001;

Senior Director of the Corporate Communications and Government Affairs Department of the IGO from December 2000 to June 2001; and Director of Corporate Communications of the IGO from June 1997 to December 2000. Mr. Trujillo’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Asher has been Vice President, Finance of Intelsat Global Service Corporation since August 2002. Prior to joining Intelsat Global Service Corporation, Mr. Asher was Vice President, Finance at America Online Inc. from January 2001 through August 2002. He was Chief Financial Officer for RMH Teleservices, Inc. from February 1999 to January 2001. Mr. Asher was Vice President, Latin America Operations at Bell Atlantic International Wireless from September 1996 to February 1999. Mr. Asher’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Bianchi has been Vice President and Controller of Intelsat Global Service Corporation since April 2002. He previously served as Controller of the IGO and Intelsat Global Service Corporation from November 1999 to April 2002. Prior to joining the IGO, Mr. Bianchi was Deputy Director of Audit at Computer Sciences Corporation from August 1996 to September 1999. Mr. Bianchi’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Smith has been Vice President, Audit of Intelsat Global Service Corporation since November 2002. Prior to joining Intelsat Global Service Corporation, Mr. Smith was Vice President, Finance and Controller of Velocita Corp. from February 2002 to November 2002 and was Controller of Velocita Corp. from September 2000 to February 2002. On May 30, 2002, Velocita Corp. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Smith was an Audit Director at Deloitte & Touche L.L.P., an international public accounting firm, from August 1999 until September 2000 and an Audit Senior Manager at Deloitte & Touche L.L.P. from November 1997 until August 2000. Mr. Smith’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Bonney has been Treasurer of Intelsat Global Service Corporation since July 2001. He previously served as Treasurer of the IGO from June 1997 to July 2001, Head of Treasury Operations of the IGO from July 1995 to May 1997 and Assistant Treasurer of the IGO from October 1992 to June 1995. Mr. Bonney’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

      Mr. Sponyoe has been a consultant to Lockheed Martin Corporation since February 2002. He previously served as Chief Executive Officer of Lockheed Martin Global Telecommunications from August 1998 to February 2002, and was President of Lockheed Martin Electronics Platform Integration Group from April 1997 to July 1998. Mr. Sponyoe’s business address is c/o Intelsat, Ltd., Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda.

      Mr. Wagner has been a director of Global Radio Participations S.A. (Luxembourg) since December 2001. He was Chairman of Global Radio S.A. (Luxembourg) and Chairman and General Manager of Global Radio Participations S.A. from December 2001 to February 2003. He was President, Teleport Operations, of ESATEL Communications, Inc. from September 2001 to April 2002. Mr. Wagner was employed by Deutsche Telekom, Inc. as Director, International Networks from February 1994 to July 2001. Mr. Wagner’s address is 12230 St. James Road, Potomac, Maryland 20854, United States.

      Dr. Dailey has been Senior Vice President of Washington Operations for Lockheed Martin Corporation since August 1999, and was Vice President and Chief Operating Officer for Lockheed Martin Global Telecommunications from August 1998 to August 1999, Vice President of Strategic Development for Lockheed Martin Corporation from May 1997 to August 1998, and Vice President of Business Development for Lockheed Martin Space and Strategic Missiles from April 1994 to May 1997. Dr. Dailey is currently a director of the Congressional Sportsman’s Foundation, International Launch Services and Lockheed-Khrunichev-Energia International, Inc. He is also director and deputy chairman of Lockheed Martin Space and Communications Ventures, LLC. Dr. Dailey’s business address is Lockheed Martin Corporation, 1725 Jefferson Davis Highway, Crystal Square 2, Suite 300, Arlington, Virginia 22202, United States.

      Mr. Fiuza has been a consultant for SKY Brasil Servicos Ltda. since May 1999, and was a consultant for Distel Holding SA from May 1999 to February 2003, Director of Technology of Globo Cabo S.A. from

September 1996 to May 1999 and Director of Technology of Net Brasil from July 1994 to September 1996. Mr. Fiuza’s business address is SKY Brasil Servicos Ltda., Rua Itapirú 1209, 5th Floor, Rio de Janeiro-RJ 20251-032, Brazil.

      Dr. Fjosne has been Chief Technical Officer of Telenor Broadcast, formerly Telenor Plus, since January 2002 and of Telenor Broadband Services A.S. from January 2000 to December 2001. He is also a director of Telenor Satellite Broadcasting AS. He was Director of Strategy and Technology for Telenor Satellite Services A.S. from September 1996 to December 1999 and Director for Satellite Broadcasting for Telenor Satellite Services A.S. from July 1993 to September 1996. Dr. Fjosne’s business address is Telenor Broadcast, Snaroyveien 30, No-1331, Fornebu, Norway.

      Mr. Fortin has been Chief Operating Officer of Teleglobe Inc. since May 2002. Mr. Fortin was President of Global Markets for Teleglobe Communications Corporation from May 2000 to May 2002, President and Chief Executive Officer of Bell Actimedia from July 1998 to May 2000 and President and Chief Executive Officer of TATA Teleservices (India) from July 1996 to June 1998. Mr. Fortin’s business address is Teleglobe Inc., 1000 rue de la Gauchetière Ouest, Montreal, Que. H3B 4X7, Canada.

      Mr. Freeman has been the Chairman and Chief Executive Officer of The Blackwell Corporation since October 1981. He is also chairman of the Foundation Management Institute. Mr. Freeman’s business address is The Blackwell Corporation, P.O. Box 2169, Vienna, Virginia 22183, United States.

      Mr. Gupta has been Managing Director of Videsh Sanchar Nigam Limited (VSNL) since February 2002. Mr. Gupta was Chairman and Managing Director of VSNL from September 1999 through February 2002, at which time VSNL was privatized. He was Chief General Manager of Telecommunications for Gujarat Telecom Circle from October 1997 to September 1999, Principal General Manager of Operations of Mahanagar Telephone Nigam Limited (MTNL) from March 1997 to October 1997, General Manager of Operations of MTNL from September 1996 to March 1997 and Group General Manager of Operations of MTNL from August 1994 to September 1996. Mr. Gupta’s business address is Videsh Sanchar Nigam Limited, Lokmanya Videsh Sanchar Bhawan, Kashinath Dhuru Marg, Prabhadevi, Mumbai, 400 028, India.

      Mr. Howard has served as Executive Vice President, Chief Operating Officer and a director of Liberty Media Corporation since July 1998. Mr. Howard served as Chief Executive Officer of Liberty Satellite & Technology, Inc. from December 1996 until April 2000. Mr. Howard also served as Executive Vice President of Tele-Communications, Inc. (TCI) from December 1997 to March 1999; as Chief Executive Officer, Chairman of the Board and a director of TV Guide, Inc. from June 1997 to March 1999; and as President and Chief Executive Officer of TCI Ventures Group, LLC from December 1997 to March 1999. Mr. Howard is a director of Ascent Media Group, Inc., Liberty Satellite & Technology, Inc., On Command Corporation, SpectraSite, Inc. and UnitedGlobalCom, Inc. Mr. Howard serves as Chairman of the Board of Liberty Satellite & Technology, Inc. and On Command Corporation. Mr. Howard’s business address is Liberty Media Corporation, 12300 Liberty Blvd., Englewood, Colorado 80112, United States.

      Mr. Killian has been an advisor to Comisión Nacional de Comunicaciones (CNC) since April 2002 and was First Vice President of CNC from December 1999 to April 2002. He was Vice Chairman of the Permanent Executive Committee of the Inter-American Telecommunication Commission from January 2000 to December 2001, a telecommunications consultant from January 1998 to December 1999, Vice President of the Board of the Argentine Chamber of Satellite Applications from November 1996 to July 1998 and Head of Institutional Relations at IMPSAT Argentina, S.A. from November 1996 to November 1997. Mr. Killian’s business address is Freire 2457, 5 Piso, Buenos Aires CP 1428, Argentina.

      Professor Luhanga has been Vice Chancellor of the University College of Dar es Salaam, Tanzania since April 1991 and a Full Professor of Telecommunications Engineering at the University of Dar es Salaam since July 1990. Professor Luhanga’s business address is University of Dar es Salaam, P.O. Box 35091, Dar es Salaam, Tanzania.

      Mr. Mbaye has been Chief Executive Officer of Sonatel S.A., the Senegalese telecommunications operator, since April 1988. Mr. Mbaye is currently a director and Chairman of the Board of Sonatel Mobiles and Sonatel Multimedia, which are both subsidiaries of Sonatel S.A. He is also a director of Canal Plus

Horizon Senegal, a subsidiary of Vivendi Universal. Mr. Mbaye’s business address is Sonatel, 6, rue Wagane Diouf, BP 69, Dakar, Senegal.

      Mr. Rousseau has been Executive Director for BNP Paribas Media & Telecoms Finance Group, a division of BNP Paribas Group, since November 2001. He is also a director of Music Choice Europe plc. He was Global Head of Media & Telecommunications for BNP Paribas Corporate Finance from January 2000 to November 2001. He was Executive Vice President of Banexi (Group BNP) from July 1998 to December 1999 and Commissioner of Conseil supérieur de l’audiovisuel (CSA) from January 1993 to July 1998. Mr. Rousseau’s business address is BNP Paribas, 3 Rue d’Antin, 75078, Paris Cedex 02, France.

      Mr. Turner has been a Director of BH-SAT Limited since January 2003. He was the General Manager and Director of Satellite Investment for Cable and Wireless plc from September 2000 to January 2003 and the General Manager and Head of Satellite Services for Cable and Wireless plc from January 1993 to August 2000. Mr. Turner’s business address is BH-SAT Limited, Birch Hill House, Clumps Road, Lower Bourne, Farnham, Surrey GU10 3HF, United Kingdom.

      Mr. Vonwiller has been a Director of Appen Pty Limited since August 1999, and was Chief Executive Officer of Atlas Travel Technologies Pty Limited from January 1997 to August 1999 and Managing Director of Multimedia Products for Telstra Multimedia Pty Limited from July 1994 to December 1996. Mr. Vonwiller is currently a director of Quantum Financial Services Australia Pty Limited and a director of the Warren Centre for Advanced Engineering. Mr. Vonwiller’s business address is Appen Pty Limited, Level 5, North Tower, Chatswood Central, 1-5 Railway Street, Chatswood, NSW 2067, Australia.

B. Compensation

     Executive Officer and Director Compensation

      The aggregate amount of compensation paid by us to our executive officers in 2002 was approximately $4.5 million, excluding compensation paid in the form of share options. This amount includes compensation paid by us to an executive officer who retired effective as of January 1, 2003 and to two individuals who are no longer our executive officers. This amount also includes compensation paid to executive officers as part of the incentive bonus program. Under our bonus program, a bonus pool is created each year based on results achieved relative to corporate performance targets, with bonuses paid to individuals from the pool based on both individual and corporate performance.

      In 2002, the aggregate amount of compensation paid by us to our non-management directors was approximately $1.4 million, excluding compensation paid in the form of share options. This amount includes compensation paid to a director who retired from our board effective as of December 31, 2002. Compensation for our directors, including members of the Compensation Committee, is determined by the Compensation Committee of our board of directors.

      In addition to the compensation paid by us to our directors and executive officers as described above, in 2002 our executive officers and directors, including the executive officer and the director who have retired and the two individuals who are no longer our executive officers, were granted in the aggregate options to purchase 120,745 of our ordinary shares. Including the options granted in 2002, these individuals hold in the aggregate options to purchase 747,299 of our ordinary shares. Of this amount, options to purchase 604,518 of our ordinary shares are held by individuals who are currently serving as our executive officers and directors. The options granted to our directors and executive officers in 2002 are exercisable at a price of $16.17 per ordinary share and will expire in 2012. The options granted to our directors and executive officers prior to 2002 are exercisable at a price of $19.05 per ordinary share and will expire in 2011.

      The Compensation Committee of our board of directors has adopted a resolution providing for each director to be awarded options valued at $22,500 using the Black-Scholes valuation method, to be granted annually beginning on July 19, 2002 and to be vested immediately upon grant. The Compensation Committee decided in June 2002 that directors would not receive the annual option grant for July 2002. In September 2002, the Compensation Committee approved the grant to our directors and executive officers of the options described above to purchase an aggregate of 120,745 of our ordinary shares.

      The options granted to our directors vested immediately upon date of grant. The options granted to our executive officers vest in equal one-third installments on each of the first, second and third anniversaries of the date of grant. In general, with respect to the options granted to date, once vested, the options may be exercised only after the earlier of the first anniversary of our initial public equity offering and the third anniversary of the date of grant.

     Pension Benefits

      We and our subsidiary, Intelsat Global Service Corporation, maintain a tax-qualified defined benefit pension plan called the Intelsat Staff Retirement Plan, which we refer to as the Pension Plan. In addition, we and our subsidiary maintain a non-qualified pension plan called the Intelsat Restoration Plan, which we refer to as the Restoration Plan. Prior to July 18, 2001, the Pension Plan and the Restoration Plan were maintained by the IGO, which transferred the plans to us as part of the privatization. At this time, the only individuals covered by the Pension Plan and the Restoration Plan are:

•	employees and officers of Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat USA Sales Corp., Intelsat Global Service Corporation and our government/military services subsidiary Intelsat Government Solutions Corporation who were hired before July 19, 2001; and

•	those individuals whom we hired from COMSAT World Systems and COMSAT Digital Teleport, Inc. in connection with our November 2002 acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc.

See Item 7.B — “Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of this acquisition.

      The aggregate amount accrued by us in 2002 to provide for annual pension benefits under the Pension Plan and the Restoration Plan for our current executive officers was $142,641.

          Pension Plan

      The Pension Plan is a tax-qualified, defined benefit pension plan for eligible individuals who were employed before July 19, 2001. In general, benefits under the Pension Plan are based on a participant’s years of service and base salary, with differing benefit formulas and vesting schedules which vary depending upon a participant’s date of hire. Benefits payable under the Pension Plan may also be adjusted to reflect amounts transferred from our Supplemental Retirement Income Plan described below and for other adjustments, including after-tax employee contributions and cost-of-living adjustments.

      All employees who were participants in the Pension Plan as of July 18, 2001 automatically became participants in the Pension Plan as of July 19, 2001. All other eligible employees became participants in the Pension Plan on the first day of the calendar month coinciding with or following their completion of one year of service. The normal retirement date for a participant under the Pension Plan is the first date of the calendar month next following the date the participant attains the age of 65, although participants become fully vested in their accrued benefits by the age of 60. However, a participant may receive a reduced benefit upon his early retirement if he has completed at least three years of service and has attained the age of 55.

      The Pension Plan is funded through contributions made to a trust fund held by SEI Private Trust Company. As of December 31, 2002, we recorded accrued benefit costs of $96.7 million on our consolidated balance sheet relating to the Pension Plan and the Restoration Plan discussed below.

          Restoration Plan

      Additional pension benefits are provided to eligible participants under the Restoration Plan. The Restoration Plan is a non-qualified plan that provides supplemental benefits to employees whose benefits under the Pension Plan are limited by the provisions of Section 415 and/or Section 401(a)(17) of the Internal

Revenue Code. The benefit payable to a participant under the Restoration Plan is equal to the difference between:

•	the amount of benefit that would have been payable to the participant under the Pension Plan had the applicable Internal Revenue Code limitations not applied; and

•	the benefit actually paid under the Pension Plan.

      In addition, retirees who had retired from the IGO prior to July 19, 2001 and who receive benefits from the Restoration Plan because they are affected by one or both of these limitations will receive an additional “gross-up” payment, which is intended to cover the retiree’s share of Medicare and Social Security taxes due on Restoration Plan benefits, plus any income and employment taxes due on such “gross-up” payment.

      The Restoration Plan is an unfunded plan, and it is intended that benefits will be paid from our general assets, or from the assets of Intelsat Global Service Corporation for participants who are employees of that subsidiary.

     Defined Contribution Plans

      We and our subsidiary, Intelsat Global Service Corporation, maintain two tax-qualified, defined contribution plans. The first plan is called the Intelsat Supplemental Retirement Income Plan, referred to as the Supplemental Retirement Income Plan. The second plan is called the Intelsat Retirement Savings Plan, referred to as the Retirement Savings Plan.

          Supplemental Retirement Income Plan

      The Supplemental Retirement Income Plan provides benefits only to:

•	individuals who are employed by us or our Intelsat (Bermuda), Ltd., Intelsat USA Sales Corp., Intelsat Global Service Corporation or Intelsat Government Solutions Corporation subsidiaries and who were hired before July 19, 2001; and

•	those individuals whom we hired from COMSAT World Systems and COMSAT Digital Teleport, Inc. in connection with our November 2002 acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc.

      A participant can elect to defer, on a before- or after-tax basis, up to 16% of his base salary. We, or one of our subsidiaries in the case of employees of that subsidiary, will match 50% of a participant’s deferrals, up to 3% of his base pay, regardless of whether those deferrals were made before- or after-tax. These matching contributions become vested after the employee completes one year of service. We also have the right to make additional, discretionary contributions.

          Retirement Savings Plan

      The Retirement Savings Plan provides benefits to individuals who have been hired on or after July 19, 2001. A participant can elect to defer, on a before- or after-tax basis, up to 15% of his base salary. We, or one of our subsidiaries in the case of employees of that subsidiary, will match 100% of a participant’s deferrals, up to 5% of the participant’s base salary, regardless of whether those deferrals were made before- or after-tax. These matching contributions are fully vested. In addition, we, or one of our subsidiaries in the case of employees of that subsidiary, will make an automatic contribution each year equal to 4% of base pay for each participant who is employed on the last day of the year. These automatic company contributions vest gradually over a three-year period. Our Intelsat USA Sales Corp., Intelsat Global Service Corporation and Intelsat Government Solutions Corporation subsidiaries have employees who are participants in this plan.

          Non-Qualified Supplemental Executive Plan

      Supplemental benefits were formerly provided to certain designated executives under a non-qualified deferred compensation plan called the Intelsat Supplemental Executive Retirement Plan. This plan provided supplemental benefits based on the average compensation received over a specified period and the number of years of service by such participant. Participants in the Supplemental Executive Plan ceased accruing benefits under this plan as of July 19, 2001.

C. Board Practices

      Our bye-laws provide that our initial board of directors shall consist of 17 directors, one of whom shall be the chief executive officer. Eight of the other sixteen directors of our initial board of directors must be independent directors. Following the expiration of the term of our initial board of directors, a majority of our directors must be independent directors and the person appointed as our chief executive officer must be nominated to stand for election as a director. Our bye-laws also provide that our board of directors shall at all times consist of between 11 and 17 directors. We currently have 16 directors. Each of our current 16 directors, with the exception of Mr. Kullman, was elected by our shareholders at the special general meeting of our shareholders held on July 19, 2001. An additional director was also elected at this shareholders’ meeting but retired from membership on our board as of December 31, 2002. Mr. Kullman was appointed as a director by the board on July 25, 2001. His appointment as director was ratified by our shareholders at a special general meeting held on June 4, 2002. Our bye-laws provide for the term of office of the current directors to expire at the 2003 annual general meeting of shareholders, which is currently expected to be held in June 2003, and when their successors are elected and qualified.

      Beginning with the 2003 annual general meeting of shareholders, we will have a classified board of directors consisting of three classes:

•	one class to hold office for a term expiring at the first annual general meeting of shareholders following the 2003 annual general meeting of shareholders,

•	one class to hold office for a term expiring at the second annual general meeting of shareholders following the 2003 meeting, and

•	a third class to hold office for a term expiring at the third annual general meeting of shareholders following the 2003 meeting; and

in each case, until their successors have been elected and qualified.

      At each annual general meeting of shareholders following the 2003 annual general meeting of shareholders, the successors to the class of directors whose terms expire at that meeting will be elected for a three-year term and until their successors have been elected and qualified. Other than members of the initial board, the persons nominated to stand for election as directors shall be nominated by the nominating committee of the board of directors. Shareholders also have the right to nominate candidates to stand for election as long as advance notice of this nomination is delivered to the secretary of Intelsat, Ltd. in accordance with our bye-laws. Our bye-laws provide that this advance notice must be delivered at least 14 days and not more than 90 days prior to the date of the meeting. A director may be removed only for cause by a majority of the directors then in office at a meeting of the directors duly called and held. Our board of directors can fill any vacancy occurring as a result of the death, disability, disqualification, removal or resignation of any director, as long as advance notice of any such meeting is given to the director in accordance with our bye-laws. Our board of directors does not currently intend prior to the 2003 annual general meeting of shareholders to fill the vacancy created by the individual who retired from our board as of December 31, 2002.

      Except as described in this paragraph, none of our directors has a contract with us or any of our subsidiaries providing for benefits upon termination of employment. Mr. Kullman, who is also our Chief Executive Officer, has an agreement with us which provides that if he is directly or indirectly involuntarily terminated as Chief Executive Officer, including as a result of a change in control, as defined in the share option plan described below, he will receive a lump sum payment equivalent to the greater of six months’ base salary or one month’s base salary for every year of service up to a maximum of eight months. Accordingly, this lump sum payment would range from a minimum of $275,000 to a maximum of $366,667. The agreement also provides that he would receive executive outplacement assistance and continuation of health benefits throughout the severance pay period, unless comparable benefits become available from another employer, at which point these benefits would end. The agreement provides that an indirect involuntary termination will be deemed to have occurred if Mr. Kullman’s base salary is reduced without his consent, unless a class of other similarly situated executives are likewise affected due to our financial or operating performance, or if his job responsibilities are substantially reduced without his consent. An indirect involuntary termination will also be deemed to have occurred if, without his consent, Mr. Kullman’s resident office is relocated more than 50 miles away from its current location. Notwithstanding the above, if Mr. Kullman’s employment is involuntarily terminated for reasons of willful misconduct or gross negligence, the agreement provides that he will have no right to receive any compensation, benefits or severance pay, other than as required by law or by the terms of a pension or benefit plan. However, under these circumstances, Mr. Kullman would still be entitled to amounts accrued or earned prior to his termination, including earned but unpaid salary, accrued vacation and unreimbursed expenses. Mr. Kullman’s share option award agreement with us also provides that, upon our termination of his employment without cause, as defined in the share option award agreement, or upon his voluntary termination of employment for good reason, also as defined in the share option award agreement, 100% of his unvested options will immediately vest. In addition, each of our other directors has a share option award agreement which provides that upon our termination of his directorship for reasons other than death, disability or retirement, the director may exercise any vested options for a period of one month from the date of termination.

      Our board of directors has an Audit Committee, at least a majority of the members of which are required to be independent directors. Pursuant to its charter and authority delegated by the board of directors, the Audit Committee has sole authority for the engagement, compensation and oversight of our independent auditors, subject to the approval of our shareholders as required under Bermuda law. In addition, the Audit Committee reviews the results and scope of the audit and other services provided by our independent auditors, and also reviews our accounting and control procedures and policies. Currently, the Audit Committee consists of Mr. Gary Howard, Mr. Philippe-Olivier Rousseau, Mr. Robin Turner and Mr. Christopher Vonwiller. The Audit Committee meets at least eight times per year.

      Our board of directors has a Compensation Committee, at least a majority of the members of which are required to be independent directors. Pursuant to its charter, the Compensation Committee oversees the compensation and benefits of our management and our employees, including incentive plans and share option plans, and oversees our management succession plan. Currently, the Compensation Committee consists of Mr. Serge Fortin, Mr. Neal Freeman and Mr. Wolfgang Wagner.

      Bermuda law permits a Bermuda company to indemnify its directors and officers, except in respect of their fraud or dishonesty. We have provided in our bye-laws that our directors and officers and their heirs, executors and administrators will be indemnified and held harmless to the full extent permitted by law out of our assets for all actions, costs, charges, losses, damages and expenses incurred by them in connection with any act done, concurred in or omitted to be done in the execution of their duties, other than in the case of their fraud or dishonesty. In addition, we have provided in our bye-laws that each of our shareholders agrees to waive any claim or right of action, individually or in the right of Intelsat, Ltd., against any director or officer of Intelsat, Ltd. on account of any action taken by such director or officer, or the failure of such director or officer to take any action, in the performance of his duties with us, other than with respect to any matter involving any fraud or dishonesty by the director or officer. The indemnification provided for in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided that these rights do not extend to his fraud or dishonesty.

      Bermuda law also permits us to purchase insurance for the benefit of our directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust, as long as this indemnification does not extend to their fraud or dishonesty. Our insurance policy indemnifying our directors and officers as described above does not extend to their fraud or dishonesty.

      At present, there is no pending material litigation or proceeding involving a director or officer of Intelsat, Ltd. where indemnification will be required or permitted. In addition, we are not aware of any threatened material litigation or proceeding that may result in a claim for such indemnification.

D. Employees

      As of December 31, 2002, we and our subsidiaries had a total of 905 employees. These employees consisted of:

•	235 employees in sales and marketing;

•	458 employees in engineering and operations; and

•	212 employees in finance, strategy and business development, and other administrative functions.

      As of December 31, 2002, approximately 858 of our employees were located in the United States, 23 were located in London, England and 6 were located in Bermuda. The remainder of our employees were in various other locations around the world.

      As of December 31, 2001, we and our subsidiaries had a total of 875 employees. These employees consisted of:

•	224 employees in sales and marketing;

•	429 employees in engineering and operations; and

•	222 employees in finance, strategy and business development and other administrative functions.

      As of December 31, 2001, approximately 828 of our employees were located in the United States, 16 were located in London, England and 6 were located in Bermuda. The remainder of our employees were in various other locations around the world.

      As of December 31, 2000, our predecessor, the IGO, had a total of 792 employees.

      On October 9, 2001, we reduced our staff by 105 employees, or approximately 11%, reflecting the elimination of positions that were no longer required after our privatization. We also reorganized some areas of our business to streamline our operations. See Item 5 — “Operating and Financial Review and Prospects” for a discussion of the impact of this staff reduction on our operating expenses and results of operations. The number of employees described above as of December 31, 2001 reflects this workforce reduction.

      Effective December 3, 2002, we reduced our staff by 130 employees, or approximately 12%, reflecting the reorganization of our business to streamline operations in response to market and industry conditions. See Item 5 — “Operating and Financial Review and Prospects” for a discussion of the impact of the December 2002 staff reduction on our operating expenses and results of operations. The number of employees described above as of December 31, 2002 reflects this reduction.

      We believe our relations with our employees are good. None of our employees are represented by unions or covered by any collective bargaining agreements.

E. Share Ownership

      We have established a share option plan for our management and employees, the reservation of shares for which was approved by our shareholders at a special general meeting held on July 19, 2001. The share option plan enables us to make awards of share options to our and our subsidiaries’ eligible employees, directors, independent contractors, advisors and consultants. Subject to adjustment for share splits and similar events, we may grant options to purchase a maximum of 3,333,333 of our ordinary shares under the share option plan.

      Pursuant to our share option plan, options for our ordinary shares have been granted to our directors and to our executive officers and other employees. As of March 12, 2003, options to acquire 2,899,007 of our ordinary shares were outstanding in total. Of this total, options to purchase an aggregate 120,745 ordinary shares were granted in 2002 to our directors and executive officers. This amount includes options to purchase our ordinary shares that were granted to an executive officer who retired as of January 1, 2003, two individuals who are no longer our executive officers and a director who retired from our board as of December 31, 2002. All of the options granted in 2002 are exercisable at a price of $16.17 per ordinary share and will expire in 2012. All options granted prior to 2002, including those granted to our directors and to our executive officers and other employees, are exercisable at a price of $19.05 per ordinary share and will expire in 2011.

      Including the options granted to them in 2002, those individuals currently serving as our directors and executive officers hold options to purchase an aggregate 604,518 of our ordinary shares. None of our directors or executive officers has been granted options to purchase 1% or more of our ordinary shares. One of our directors has beneficial ownership of less than 1% of our shares. Other than this director, none of our directors or executive officers has any share ownership other than the share options granted to him.

      In general, options that have already been granted to our directors will be fully vested on the date of grant. The options that have been granted to our executive officers and other participants to date will vest in equal one-third installments on each of the first, second and third anniversaries of the date of grant. In general, with respect to the options granted to date, once vested, the options may be exercised only after the earlier of the first anniversary of our initial public equity offering and the third anniversary of the date of grant. The specific vesting and exercise provisions applicable to an award are set forth in the participant’s award agreement.

      The effect that a termination of employment will have on a holder’s awards is set forth in his or her award agreement. We expect that most terminations of employment will result in the forfeiture of unvested options. However, we expect that certain terminations of employment, such as the involuntary or constructive termination of a holder who is an executive officer or the termination of a holder due to the holder’s death, disability or retirement, may result in full vesting of unvested options. However, these options may be subject to reduced exercise periods.

      Our board of directors or its delegate(s) may at any time discontinue granting awards under the share option plan or amend or terminate the share option plan as to any further grants of awards. However, none of these actions may, without the approval of our shareholders, increase the maximum number of ordinary shares available under the share option plan, except in case of adjustments for share splits and similar events, nor may any of these actions materially adversely affect the rights of a holder of any previously granted award without such holder’s consent.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

      Our current shareholders consist primarily of former Signatories and Investing Entities in the IGO. These Signatories and Investing Entities include public and private communications companies and national governments from around the world.

      The following table sets forth information regarding the beneficial ownership of our ordinary shares at March 12, 2003 by each person known by us to own beneficially more than 5% of our outstanding ordinary shares.

      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, referred to as the SEC, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any ordinary shares that this person or group has the right to acquire within 60 days after the date of this annual report. Any ordinary shares that a person or group has the right to acquire within 60 days after the date of this annual report are deemed to be outstanding for purposes of computing the percentage of outstanding ordinary shares held by this person or group of persons, but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

      Except as otherwise indicated, each shareholder identified by name has sole voting and investment power with respect to its shares and record and beneficial ownership with respect to its shares.

      Our principal shareholders do not have different voting rights than our other shareholders.

Name and Address of	Amount and Nature of	Percent of
Beneficial Owner	Beneficial Ownership	Class(1)

Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 United States	40,084,692 shares (2)	24.1%
Tata Sons Limited Bombay House 24 Homi Mody Street Fort, Mumbai 400 001 The Republic of India	9,015,314 shares(3)	5.4%
France Telecom FTLD/ DFI 246 rue de Bercy Paris Cedex 12, 75584 France	8,491,981 shares(4)	5.1%

(1)	Calculated on the basis of 166,666,755 ordinary shares issued and outstanding.

(2)	This includes 38,101,541 ordinary shares held by COMSAT Corporation; 1,983,149 ordinary shares held by Comsat General Corporation; and 2 ordinary shares held by Comsat International Ventures, a business unit of COMSAT Corporation. Each of these entities is a wholly owned, direct or indirect subsidiary of Lockheed Martin Corporation. Lockheed Martin Corporation disclaims that it is a control person of Intelsat, Ltd.

(3)	Tata Sons Limited is the beneficial owner of the 9,015,314 ordinary shares of Intelsat, Ltd. held of record by Videsh Sanchar Nigam Limited. On February 13, 2002, Tata Sons Limited, through Panatone Finvest Limited, acquired 25% of the outstanding shares of Videsh Sanchar Nigam Limited. On May 9, 2002, Tata Sons Limited, through Panatone Finvest Limited, completed a tender offer pursuant to which it increased its stake in Videsh Sanchar Nigam Limited to 45%. Panatone Finvest Limited has the right to nominate eight of the twelve members of the board of directors of Videsh Sanchar Nigam Limited. Tata Sons Limited disclaims beneficial ownership of the Intelsat, Ltd. ordinary shares held by Videsh Sanchar Nigam Limited, except to the extent of its pecuniary interests in such shares.

(4)	This includes 404,209 shares held by Telekomunikacja Polska (the Polish Telecommunication Company); 380,349 ordinary shares held by Societe Nationale des Telecommunications (SONATEL); 316,027 ordinary shares held by Mauritius Telecom Limited; 184,002 ordinary shares held by Cote d’Ivoire Telecom (CI-Telecom); 98,305 ordinary shares held by Compania de Telecommunicaciones de El Salvador, S.A. de C.V.; and 59,855 ordinary shares held by GlobeCast Northern Europe Ltd. Each of these entities is partially owned by France Telecom.

      The combined shareholding of COMSAT Corporation and its affiliates has increased over the last three years from approximately 22.5% of the IGO’s total investment share as of March 1, 2000 to approximately 24.1% of current shareholdings in Intelsat, Ltd. The combined shareholding of France Telecom and its affiliates has increased over the last three years from approximately 3.0% of the IGO’s total investment share as of March 1, 2000 to approximately 5.1% of current shareholdings in Intelsat, Ltd.

      Four of our directors are affiliated with our principal shareholders. Mr. Sponyoe, the chairman of our board of directors, was Chief Executive Officer of Lockheed Martin Global Telecommunications, which is a wholly owned subsidiary of Lockheed Martin Corporation, until February 2002, and since February 2002 has been a consultant to Lockheed Martin Corporation. Dr. Dailey, a member of our board of directors, is Senior Vice President of Washington Operations for Lockheed Martin Corporation. Another member of our board of directors, Mr. Gupta, is Managing Director of Videsh Sanchar Nigam Limited. Mr. Mbaye, another member of our board of directors, is Chief Executive Officer of Sonatel S.A., which is affiliated with France Telecom.

      On December 7, 2001, Lockheed Martin Corporation announced its intention to position its equity investment in us for monetization as part of its announced strategy to exit the telecommunications business.

      As of March 12, 2003, approximately 27.4% of our ordinary shares, or 45,639,500 ordinary shares, were held of record in the United States by approximately 13 holders.

B. Related Party Transactions

      We have entered into several agreements with COMSAT Corporation and other subsidiaries of Lockheed Martin Corporation. Some of these contracts are summarized below. Also summarized below is an agreement entered into with Teleglobe Inc., one of our shareholders, and an agreement entered into with Wildblue Communications, Inc. We believe that, in all cases, these contracts were entered into on an arm’s-length basis and on normal commercial terms.

     COMSAT Asset Purchase Agreement

      On March 15, 2002, we entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc. On November 25, 2002, pursuant to this agreement, we purchased most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. The assets that we acquired in this transaction include substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity, a digital teleport facility in Clarksburg, Maryland, and two TTC&M stations located in Clarksburg, Maryland and Paumalu, Hawaii.

      We have also entered into contracts with other Lockheed Martin entities relating to the provision to these entities of TTC&M and other services that had been previously provided to these entities by COMSAT or COMSAT Digital Teleport, Inc. COMSAT has not transferred its ownership interest in Intelsat, Ltd. as part of this transaction and therefore continues to be our largest shareholder.

      We agreed under the asset purchase agreement to pay a total purchase price of approximately $110.0 million for the assets we acquired in this transaction. This purchase price was comprised of cash, the assumption of net liabilities, a $5.0 million payment due in 2007 and a contingent payment of $15.0 million, payable in three installments of $5.0 million per year in 2008, 2009 and 2010. Upon the closing of this transaction, the purchase price totaled $120.8 million. See Item 5 — “Operating and Financial Review and Prospects” for information regarding this total purchase price, our accounting for the transaction and possible adjustments to the purchase price. We will not be required to pay installments of the $15.0 million contingent payment if we are not operating TTC&M facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on our use of the Clarksburg facilities. However, if we relocate a substantial portion of our TTC&M operations conducted at Clarksburg to another location and no such local development initiatives have occurred, then any unpaid installments of this contingent payment become payable immediately. We have assumed most of the liabilities, including contingent liabilities, relating to the assets we have acquired. These contingent liabilities include potential regulatory fee payment obligations imposed by the FCC and potential liabilities arising out of claims initiated by several of COMSAT’s customers in an FCC administrative proceeding in which the FCC found that these customers had insufficient opportunity to obtain direct access to Intelsat capacity. Lockheed Martin Corporation has provided a guarantee of COMSAT’s and COMSAT Digital Teleport, Inc.’s obligations under the asset purchase agreement.

      The two TTC&M stations that we have acquired are two of the six primary TTC&M stations currently used in our ground network. In addition, we have assumed from COMSAT the lease for the building and the land for the Clarksburg TTC&M station, which expires in 2012. Pursuant to the asset purchase agreement, we have also acquired the lease for our back-up operations facility in the Washington, D.C. region.

      We agreed in the asset purchase agreement to complete the acquisition based on receiving an initial order of the FCC approving the transfer of the required FCC licenses. In the event that the FCC’s final order or the order of a court of competent jurisdiction withdraws this initial approval, the asset purchase agreement provides that COMSAT and COMSAT Digital Teleport, Inc. are required to repurchase the assets that we acquired from them at the same purchase price paid by us.

      We financed the transaction through the issuance of commercial paper.

     Lockheed Launch Services Agreements

      We have entered into an agreement with Lockheed Martin Commercial Launch Services, a wholly owned subsidiary of Lockheed Martin Corporation, pursuant to which Lockheed Martin Commercial Launch Services will provide launch and related services to Intelsat LLC for our Intelsat X series satellite on order. We entered into this contract after engaging in a competitive bidding process. Lockheed Martin Corporation has provided a payment guarantee in connection with this contract. For a general description of our launch contracts, see Item 4.B — “Business Overview — Network — Our Satellites— Planned Satellites”.

     Lockheed Launch Support Agreement and Other Lockheed Agreements

      On February 13, 2002, we entered into a master ordering agreement with Lockheed Martin Commercial Space Systems, referred to as LMCSS, for our provision to LMCSS of commercial launch support systems, referred to as CLASS, services. Under this agreement, we will provide in-orbit testing and launch and early orbit phase support of LMCSS’ missions. The agreement will be in effect for four years, through February 12, 2006, and offers a menu of CLASS services at predetermined rates. Our first service order under the agreement was for payload in-orbit testing services for a New Skies satellite built by Lockheed Martin Corporation. In-orbit testing under this service order was completed on May 23, 2002, and final documentation was delivered and accepted.

      We have also entered into other agreements with subsidiaries of Lockheed Martin Corporation pursuant to which these subsidiaries provide services to us, including lifecycle testing of some of the batteries used in our satellites and the development and installation of new infrastructure relating to our time division multiple access services.

     Teleglobe Share Purchase Agreement

      On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. Pursuant to this agreement, on September 20, 2002, Intelsat Global Sales acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65.0 million in accordance with the terms described below. Teleglobe Inc. is both our shareholder and one of our largest customers. Telecommunications revenue generated from Teleglobe Inc. and its affiliates accounted for approximately 4% of our telecommunications revenue in each of 2000, 2001 and 2002. On May 15, 2002, Teleglobe Inc. filed for creditor protection in Ontario, Canada.

      Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe Inc. was transferred to an escrow agent, who holds the shares in trust for Intelsat Global Sales, subject to specified limited rights of Teleglobe Inc. Teleglobe Inc. is entitled to certain limited voting and dividend rights in the shares held by the escrow agent. The share purchase agreement contemplates that the escrow agent will sell the shares in our contemplated initial public equity offering or in another manner set forth in the agreement and will subsequently deliver the proceeds of any such sale to Intelsat Global Sales and, in some cases, to Teleglobe Inc. If all of the shares held in escrow are sold and the sale proceeds exceed $90.1 million, Intelsat Global Sales will receive $90.1 million, and Teleglobe Inc. will receive the portion of the sale proceeds that exceeds $90.1 million. If only a portion of the shares held in escrow are sold, Intelsat Global Sales will receive the portion of the sale proceeds equal to the percentage of $90.1 million that is equal to the percentage the sold shares represent of the total number of shares originally held in escrow, and Teleglobe Inc. will receive any remaining sale proceeds. If we have not conducted a registered offering of our ordinary shares by December 31, 2003, or if we have conducted such an offering by that time but some of the escrowed shares remain unsold as of December 31, 2004, the share purchase agreement provides for the unsold shares and any cash held as escrow property to be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of cash and shares under the agreement valued at $90.1 million. If there are any remaining shares or cash after this distribution to Intelsat Global Sales, these shares and cash will be transferred to Teleglobe Inc.

      In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% of its service orders with us, which represent approximately $131.7 million, or 3%, of our backlog as of December 31, 2002. The remaining service orders, which represented approximately $47.4 million, or 1%, of our backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. Teleglobe Inc. also agreed to provide payment semi-monthly in advance for the service orders it has with us that were not terminated, as opposed to the quarterly in arrears payment terms originally applicable to those service orders. Upon the assignment of Teleglobe Inc.’s service orders to another person, the service orders will be amended to provide for payment monthly in arrears. The assignment of these service orders is subject to the consent of Intelsat Global Sales, which has agreed not to unreasonably withhold its consent as long as the service orders are assigned to persons that Intelsat Global Sales considers in its reasonable opinion to be creditworthy in accordance with its credit criteria. All other terms and conditions of these service orders will remain unchanged.

      The closing of the share purchase transaction was subject to, among other things, the approval of the monitor of the Canadian insolvency proceedings and the approval of the Ontario Superior Court of Justice, both of which were obtained. All rights of appeal from the Court’s decision to approve the transaction have expired. In connection with the share purchase transaction, Intelsat Global Sales released Teleglobe Inc. from claims with respect to all service fees payable for services provided to Teleglobe Inc. prior to May 15, 2002 and with respect to all termination fees payable pursuant to the service orders being terminated, as described above.

     Wildblue Subscription Agreement

      On December 9, 2002, we entered into an agreement with Wildblue Communications, Inc. to acquire a minority stake in Wildblue for a purchase price of $58.0 million. Wildblue plans to provide broadband Internet access services via Ka-band satellite to homes and small business users in the continental United States beginning in 2004. The closing of this acquisition is subject to, among other things, FCC and other governmental approvals and the satisfaction of other closing conditions. We have agreed to provide Wildblue with up to $2.0 million in interim funding before the closing of the acquisition, which will be repaid upon closing. As of December 31, 2002, we had a loan receivable of $0.7 million from Wildblue with respect to interim funding provided on December 20, 2002. In connection with this agreement, we have agreed to purchase 50% of any shares sold by one of the minority investors in Wildblue, at the investor’s option, up to a maximum purchase price of $5.0 million. Other investors in this round of financing, which totals $156.0 million including our investment, include the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of our directors is a director of Liberty Media Corporation, which indirectly owns a minority interest in Wildblue and owns a majority of the outstanding stock of Liberty Satellite & Technology, Inc.

C. Interests of Experts and Counsel

      Not applicable.

ITEM 8.     FINANCIAL INFORMATION

      See Item 18 — “Financial Statements” for our consolidated financial statements and other financial information, as well as for information regarding changes since the date of our consolidated financial statements.

      There are no pending or threatened material legal actions against us. We are subject to litigation in the normal course of business, but we do not believe that the resolution of any pending proceedings will have a material impact on our financial position or profitability.

      Since the privatization in July 2001, we have not declared or paid cash dividends on our ordinary shares. The declaration of dividends by Intelsat, Ltd. is subject to the discretion of our board of directors. Our board of directors will review our dividend policy from time to time in light of the conditions existing at the time, including our financial condition, results of operations, capital requirements, contractual and other relevant legal and regulatory restrictions, general business conditions and such other factors as our board of directors deems relevant. Under Bermuda law, a Bermuda company may not declare or pay dividends if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would be less than the aggregate of its liabilities and issued share capital and share premium accounts.

ITEM 9.     THE OFFER AND LISTING

      Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A. Share Capital

      Not applicable.

B. Memorandum and Articles of Association

      The following is a summary of some of the current rights of the holders of our shares. These rights are set out in our memorandum of association and bye-laws or are provided by applicable Bermuda law and may differ from those typically provided to shareholders of U.S. corporations under the corporations laws of some states of the United States. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our memorandum of association and bye-laws. For more information, you should read our memorandum of association and bye-laws, copies of which have been filed as exhibits to our Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002.

     General

      Intelsat, Ltd. is incorporated as a limited liability company under the Bermuda Companies Act 1981, referred to as the Companies Act. We are registered with the Registrar of Companies in Bermuda under registration number 27484. Our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda. The objects of our business are set out in paragraph six of our memorandum of association. These objects include providing telecommunications services of all kinds, carrying on business as a holding company and providing financing and financial services to any entity in our group.

      Our bye-laws also specify that we shall provide international public telecommunication services on a commercial basis. Specifically, we will maintain global connectivity and coverage and serve our lifeline connectivity customers, honor our obligations under our LCO contracts and provide non-discriminatory access to our system. This bye-law provision relating to our public service obligations does not create any right of enforcement by our shareholders.

     Share Capital

      Our authorized capital consists of 216,666,666 2/3 ordinary shares, par value $3.00 per share, and 2,500,000 preference shares, par value $3.00 per share. Under our bye-laws, our authorized ordinary shares will increase to 250,000,000 ordinary shares, par value $3.00 per share, as of the closing date of our initial public offering of ordinary shares.

      We have 166,666,755 ordinary shares issued and outstanding, of which 6,284,635 ordinary shares are held by our Intelsat Global Sales subsidiary, and 3,333,333 ordinary shares reserved for issuance under our share option plan. Our share option plan is described in Item 6.E — “Share Ownership” above. Holders of our ordinary shares are generally entitled to one vote per share held of record on all matters submitted to a vote of the shareholders. However, with respect to the election of any of our directors prior to the date of our initial public equity offering, our bye-laws provide that each holder of our ordinary shares will be entitled to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held by this holder, and that the votes cast by this holder may be divided among any number of candidates up to a maximum number equal to the number of directors to be elected. Other than pursuant to the Member Protection Rights Agreement discussed below under “— Member Protection Rights”, holders of our ordinary shares have no preemptive, redemption, conversion or sinking fund rights. We have no preference shares outstanding.

      On June 4, 2002, our shareholders approved a share consolidation that became effective on that date. Pursuant to the share consolidation, every three of our ordinary shares of $1.00 par value each were consolidated into one ordinary share of $3.00 par value and every three of our preference shares of $1.00 par value each were consolidated into one preference share of $3.00 par value. To reflect the share consolidation, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Any holder who would have held a fraction of an ordinary share after the share consolidation was issued an additional fraction of an ordinary share so as to round such holder’s shareholding up to the next whole number.

      Pursuant to our bye-laws, and subject to any resolution by our shareholders to the contrary and without prejudice to the rights of holders of any existing shares or class of shares, our board of directors may issue any unissued ordinary shares on terms and conditions that it determines. Preference shares may be issued by our board of directors pursuant to our Member Protection Rights Agreement under the terms and conditions contemplated under our bye-laws authorizing the issuance of such shares, or by resolution of our shareholders. There are no limitations under Bermuda law on the rights of persons who are non-residents of Bermuda to hold or vote our ordinary shares.

          Dividend Rights

      Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each ordinary share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any outstanding preference shares. There are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in or out of Bermuda or to pay dividends to U.S. residents who are holders of our ordinary shares.

      Any cash dividends payable to holders of our ordinary shares will be paid to Codan Services Limited, which is our transfer agent, for disbursement to those holders.

          Modifications of Shareholder Rights

      Our bye-laws provide that if our share capital is divided into different classes of shares, the rights attached to any class of shares may be varied by the written consent of three fourths of the issued shares of that class or by a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of that class in accordance with Section 47(7) of the Companies Act. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those existing shares, vary the rights attached to existing shares.

     Transfers of Shares

      A holder of our ordinary shares may transfer shares to another person by an instrument of transfer substantially in the form set out in our bye-laws. The form must be signed by the transferor and transferee. In the case of fully paid shares, our board of directors may accept a form signed only by the transferor. The transferor will remain the holder of the shares until the transfer has been recorded in our register of shareholders. Our board of directors may refuse to recognize an instrument of transfer unless it is accompanied by the certificate for the shares to which it pertains and by such other evidence the board of directors may reasonably require to evidence the transferor’s right to make the transfer.

     Changes in Capital

      We may from time to time by shareholder resolution passed by a simple majority of the votes cast change the currency of our share capital or increase, alter or reduce our share capital as permitted by the provisions of Sections 45 and 46 of the Companies Act and as provided in our bye-laws.

     Rights Upon Liquidation

      Our bye-laws state that in the event of Intelsat, Ltd.’s liquidation, dissolution or winding up, the holders of our ordinary shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares. Our bye-laws state that if we are wound up, the liquidator may, upon the resolution of the shareholders, divide all or any part of our assets among our shareholders. The liquidator may, for the purpose of distributing our assets to our shareholders, set the value of our assets and determine how the division of our assets shall be carried out as between our shareholders or any different classes of our shareholders.

     Meetings of Shareholders

      Under Bermuda law, we are required to convene at least one general shareholders’ meeting per calendar year. Under Bermuda law and under our bye-laws, general meetings of our shareholders may be either annual or special. Bermuda law and our bye-laws provide that special general meetings may be called if requested by shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote at general meetings. Under our bye-laws and in accordance with Bermuda law, the chairman, the deputy chairman or our board of directors may convene a special general meeting whenever in their judgment it is deemed necessary.

      Our bye-laws require that shareholders be given at least 30 days’, and not more than 60 days’, notice of an annual general meeting and at least 14 days’, and not more than 60 days’, notice of a special general meeting called by the chairman, the deputy chairman or our board of directors. In general, our bye-laws provide that the quorum requirement for a shareholders’ meeting will be satisfied if at least two persons are present in person and represent in person or by proxy in excess of 50% of our total issued and outstanding voting shares.

      Unless required by Bermuda law or specifically provided in our bye-laws, voting at any general meeting of shareholders is generally decided by a simple majority of the votes cast at a meeting at which a quorum is present. If an equal number of votes are cast for and against a resolution, the resolution will fail.

      However, with respect to the election of any of our directors prior to the date of our initial public equity offering, our bye-laws provide that each holder of our ordinary shares will be entitled to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held by this holder, and that the votes cast by this holder may be divided among any number of candidates up to a maximum number equal to the number of directors to be elected.

      Before the date of our initial public equity offering, we may not take any of the following actions without the approval of shareholders representing at least 60% of our total issued and outstanding voting shares:

•	the creation of any class of shares not already provided for in our bye-laws;

•	any change in our authorized shares as set forth in our bye-laws;

•	any dissolution, liquidation or winding-up of us, other than any transaction in which our shareholders at the time of the transaction become shareholders on the same proportionate basis in an entity which succeeds to all of our assets distributed in the dissolution, liquidation or winding-up;

•	the commencement of any voluntary bankruptcy or similar insolvency proceeding with respect to us;

•	a transaction, other than an intercompany transaction or the creation of a pledge or other security interest in connection with indebtedness for borrowed money, involving the disposition of our or a subsidiary’s assets or the share capital of a subsidiary, if the value of the assets or shares represents more than 25% of the total consolidated assets of us and our subsidiaries prior to the earlier of the consummation of that transaction or the execution of a definitive agreement with respect to that transaction;

•	an amalgamation, merger or consolidation involving us or any of our subsidiaries, other than an intercompany transaction, if the value of the business or assets acquired or disposed of exceeds $1.0 billion;

•	the acquisition by us or any of our subsidiaries of any class of securities of any person, other than our securities or the securities of any of our subsidiaries or securities issued or guaranteed by the U.S. federal government, if the value of those securities exceeds $1.0 billion;

•	the acquisition by us or any of our subsidiaries of substantially all of the assets of any other person or entity, other than us or any of our subsidiaries, if the value of those assets exceeds $1.0 billion; or

•	the entry by us or any of our subsidiaries into any partnership, joint venture, strategic alliance or profit sharing agreement with any person, other than us or any of our subsidiaries, if that transaction involves the contribution or other transfer by us or a subsidiary of assets with a value in excess of $1.0 billion to any such partnership, venture or similar entity.

      In addition to these supermajority vote requirements, our bye-laws require a supermajority vote of our shareholders for amendments to our bye-laws or other actions by us. For information regarding these matters, see “— Mergers, Consolidations, Amalgamations and Business Combinations” and “— Amendment of Memorandum of Association and Bye-laws”. Our bye-laws also provide for different supermajority vote requirements and for certain supermajority quorum requirements from and after the date of our initial public equity offering.

      Every holder of ordinary shares present in person and every person holding a valid proxy is entitled to vote at a general meeting of our shareholders.

      Our bye-laws provide that a shareholder that is a corporation may, by written instrument, authorize any person to act as its representative at any meeting of the shareholders and that this authorized person will be entitled to exercise the same powers on behalf of the corporation as that corporation could exercise if it were an individual shareholder. However, the chairman of the shareholders’ meeting may require those assurances that he deems sufficient as to the right of any person to attend and vote at a general meeting on behalf of a shareholder that is a corporation.

     Access to Books and Records and Dissemination of Information

      Members of the general public have the right to inspect the public documents of a Bermuda company, which are available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and any alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings of the company and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of shareholders is required to be open for inspection for not less than two hours in any business day. However, companies are entitled to close their register of shareholders for up to 30 days in a year. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     Proceedings of Board of Directors

      Our bye-laws provide that our business is to be managed and conducted by our board of directors. The board of directors’ management authority includes full borrowing authority. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that our directors hold any of our shares.

      As required by the Companies Act and as provided in our bye-laws, a director who is directly or indirectly interested in a contract or proposed contract or arrangement with us must declare the nature of the interest. Following this declaration, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which that director is interested and may be counted in the quorum at the meeting of directors.

     Mergers, Consolidations, Amalgamations and Business Combinations

      Unless a company’s bye-laws provide otherwise, Bermuda law imposes specified director and shareholder approval requirements in connection with the amalgamation of a Bermuda company with an unaffiliated company. In our case, as described above under “— Meetings of Shareholders”, our bye-laws provide that, prior to our initial public equity offering, a merger, consolidation or amalgamation of us or any of our subsidiaries with or into another entity, other than in an intercompany transaction, in which the value of the business or assets acquired by us or disposed of by us exceeds $1.0 billion must be approved by shareholders representing not less than 60% of our total issued and outstanding voting shares. Under our bye-laws, there are also special approval requirements for a business combination with an interested party, as described below. Any other amalgamation will require the approval set forth under the Companies Act, which is the approval of 75% of the votes cast at a meeting at which there must be a quorum of at least two persons holding or representing at least one third of our issued and outstanding voting shares.

      Except as described below, a business combination with an interested party or any of its affiliates requires the approval of at least 75% of our total issued and outstanding voting shares, including at least two thirds of the voting shares held by shareholders other than the interested party. The purpose of this requirement is to ensure that in any business combination with an interested party, all shareholders receive a price per share equal to the highest price paid by the interested party for any shares.

      An interested party according to our bye-laws is a person who beneficially owns more than 15% of our total issued and outstanding voting shares, other than our subsidiaries or an employee benefit plan of us or our subsidiaries. In addition, our bye-laws provide that a person will not be deemed to be an interested party if that person:

•	as of July 18, 2001, individually or with its affiliates, beneficially owned or controlled the voting power of more than 15% of our issued and outstanding ordinary shares, if all of those shares were owned as of that date, such person being referred to as a Grandfathered Member;

•	is affiliated with a Grandfathered Member or is the successor to a Grandfathered Member; or

•	beneficially owns not more than 20% of our outstanding voting shares that were acquired, directly or indirectly, from a Grandfathered Member, if:

—	that person did not beneficially own any other voting shares at the time of the acquisition and does not thereafter acquire beneficial ownership of voting shares, except in an issuance made on a pro rata basis to all shareholders that is approved by our disinterested directors, as defined in our bye-laws, or that is pursuant to our Member Protection Rights Agreement; and

—	that person acquired the voting shares in a transaction that received the prior approval of a majority of our disinterested directors, as defined in our bye-laws.

      A business combination with an interested party will be subject to the supermajority vote requirements described above if it is:

•	a merger, consolidation, amalgamation or binding share exchange with an interested party or any of its affiliates;

•	a sale, pledge or other transfer to or with an interested party or any of its affiliates of our assets or any of our subsidiaries’ assets having a fair market value of $25.0 million or more;

•	the issuance or transfer of our securities or those of any of our subsidiaries to an interested party or any of its affiliates in exchange for consideration of $25.0 million or more, other than issuances upon conversion of convertible securities in the circumstances set forth in our bye-laws;

•	the adoption of a plan or proposal of liquidation or dissolution of us proposed by or on behalf of an interested party or any of its affiliates; or

•	any other transaction involving us or any of our subsidiaries that has the effect, directly or indirectly, of increasing the proportionate share of our outstanding equity securities or securities convertible into equity securities held by an interested party or any of its affiliates.

      Even if an interested party is involved in a transaction, the special vote requirement for interested party transactions may be avoided, and the transaction will be subject to the general amalgamation and merger approval requirements described above, if:

•	the business combination does not involve shareholders receiving any consideration and the business combination is approved by a majority of the disinterested directors or an officer appointed by the disinterested directors to approve any such transactions; or

•	the business combination involves shareholders receiving consideration, and either the business combination is approved by a majority of the disinterested directors or an officer appointed by the disinterested directors to approve any such transactions or the transaction satisfies conditions set forth in our bye-laws relating to:

—	the consideration to be received in the transaction;

—	the involvement of the interested party in the transaction and our affairs;

—	the payment by us of dividends; and

—	whether a proxy statement, including a fairness opinion by an investment bank, has been circulated with respect to the transaction.

     Amendment of Memorandum of Association and Bye-laws

      Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters the company’s business objects may require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. Except as described below, an amendment or waiver of any bye-law shall be effective with the approval of a majority of the votes cast at a general meeting of our shareholders.

          Supermajority Voting Requirements

      Some provisions of our bye-laws cannot be amended or waived without approval by a supermajority vote of our shareholders. For example, until the later to occur of July 18, 2013 or the date the public service obligations included in our bye-laws cease to be in effect, no amendment to or waiver of our bye-law relating to our public service obligations shall be effective without the approval of shareholders representing not less than 100% of our total issued and outstanding voting shares.

      In addition, the affirmative vote of shareholders representing at least 75% of our total issued and outstanding voting shares is required to amend or waive our bye-laws relating to the following:

•	the procedures for the nomination of candidates to the board of directors to be elected at the 2003 annual general meeting of shareholders;

•	the classification of our board of directors into three classes beginning in 2003;

•	the term of our directors once our board of directors is classified;

•	the procedure for removing directors;

•	the procedure for filling vacancies on our board of directors;

•	the prohibition on shareholders taking actions by written consent from and after the date of our initial public equity offering;

•	the requirement for advance notice of shareholder proposals;

•	the majority vote required by shareholders at general meetings and votes related to bye-laws or actions covered by a separate supermajority vote or quorum requirement under our bye-laws, such as those described in the paragraph below and under “— Mergers, Consolidations, Amalgamations and Business Combinations” above;

•	the limitations on the beneficial ownership of our voting shares;

•	the authorization of our board of directors to enter into the Member Protection Rights Plan; and

•	business combinations involving interested parties, as described under “— Mergers, Consolidations, Amalgamations and Business Combinations”.

      Our bye-laws also contain supermajority quorum requirements from and after the date of our initial public equity offering. Specifically, there are other provisions of our bye-laws that may be amended or waived upon the approval of a simple majority of the votes cast at a meeting of our shareholders as long as at least two persons representing not less than two thirds of our total issued and outstanding voting shares are present either in person or by proxy at such a meeting.

          Annulment of Amendments of the Memorandum of Association

      Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class of a company’s share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

     Appraisal Rights and Shareholder Suits

      Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for that shareholder’s shares may apply to a Bermuda court within one month of notice of the shareholders’ meeting to appraise the fair value of those shares.

      Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

      When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to a Bermuda court. The court may then make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

     Certain Provisions of Bermuda Law

      We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents who are holders of our ordinary shares.

      The Bermuda Monetary Authority has given its consent for the issue and free transferability of our outstanding ordinary shares up to the amount of our authorized share capital from time to time to and between persons who are non-residents of Bermuda for exchange control purposes. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Issuances and transfers of ordinary shares involving persons deemed resident in Bermuda for exchange control purposes in some cases require the specific consent of the Bermuda Monetary Authority. We have obtained the permission of the Bermuda Monetary Authority for the issuance and subsequent transfer of up to 20% of our ordinary shares to persons who are resident in Bermuda for exchange control purposes.

      In accordance with Bermuda law, share certificates are issued only in the names of governments, companies, partnerships or individuals. In the case of a shareholder acting in a special capacity, such as a trustee, certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding the recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

     Member Protection Rights

      Each ordinary share has attached to it a member protection right pursuant to the Member Protection Rights Agreement. The member protection rights initially are represented only by the certificates for the shares and will not trade separately from the shares unless and until:

•	ten business days, or any shorter or longer period that our board of directors may fix by resolution, after the earlier of the date we announce that a person or group, referred to as an acquiring person, has become the beneficial owner of 15% or more of the outstanding ordinary shares, or the date that such person or group becomes the beneficial owner of more than 25% of our ordinary shares; this date is referred to as the flip-in date; or

•	ten business days, or such later date as our board of directors may fix by resolution, after the date a person or group commences a tender or exchange offer that would result in such person or group becoming an acquiring person.

      For the purposes of the Member Protection Rights Agreement, an acquiring person does not include any person who:

•	as of July 18, 2001, individually or with its affiliates, beneficially owned or controlled the voting power of 15% or more of the issued and outstanding ordinary shares, if all of those shares were owned as of that date, such person being referred to as a Grandfathered Member;

•	is a party that is affiliated with a Grandfathered Member or is the successor to a Grandfathered Member in the circumstances specified in the Member Protection Rights Agreement; or

•	becomes the beneficial owner of 15% or more of our issued and outstanding ordinary shares but who acquired beneficial ownership without any intention of gaining control of us, if that person promptly divests, or promptly enters into an agreement with us that is satisfactory to us to divest, sufficient ordinary shares so that the person ceases to be the beneficial owner of 15% or more of the outstanding ordinary shares;

•	beneficially owns ordinary shares consisting solely of one or more of ordinary shares:

—	beneficially owned pursuant to the grant or exercise of an option granted to that person, whom we refer to as an option holder, by us in connection with an agreement to merge with or acquire us, unless those shares were acquired after the flip-in date;

—	beneficially owned by an option holder or its affiliates at the time of grant of that option; and

—	acquired by affiliates of an option holder after the time of the grant which, in the aggregate, amount to less than 1% of the outstanding ordinary shares;

•	beneficially owns not more than 20% of our outstanding ordinary shares, which were acquired, directly or indirectly, from a Grandfathered Member, if

—	that person did not beneficially own any other ordinary shares at the time of acquisition and does not thereafter acquire beneficial ownership of ordinary shares, except in an issuance made on a pro rata basis to all shareholders that is approved by our disinterested directors, as defined in our bye-laws, or that is pursuant to our Member Protection Rights Agreement; and

—	that person acquired the ordinary shares in a transaction which received the prior approval of a majority of our disinterested directors.

      If and when the member protection rights separate and prior to the date of the announcement by us that any person has become an acquiring person, each member protection right will entitle the holder to purchase 1/100 of a preference share for an exercise price equal to four times the initial public offering price of the ordinary shares. Each 1/100 of a preference share would have economic and voting terms equivalent to one ordinary share.

      On the flip-in date, each member protection right, other than member protection rights beneficially owned by the acquiring person or its transferees, which become void, will entitle its holder to purchase, for the exercise price, a number of ordinary shares having a market value of twice the exercise price. Also, if, after the flip-in date, the acquiring person:

•	controls our board of directors and we are involved in a merger or similar form of business combination and:

—	any term of the transaction provides for different treatment of the shares of capital stock held by the acquiring person as compared to the shares of capital stock held by all other shareholders; or

—	the person with whom such transaction occurs is the acquiring person or an affiliate thereof; or

•	controls our board of directors and we sell or transfer assets representing more than 50% of our assets or generating more than 50% of our operating income or cash flow to any person other than one of our wholly owned subsidiaries; or

•	engages in transactions with us relating to the purchase or sale of assets with an aggregate market value of more than $25.0 million, engages in other transactions with us that are not on arm’s-length terms or increases its proportionate share of our equity securities by more than 1% as a result of specified transactions involving our securities;

then each member protection right will entitle its holder to purchase, for the exercise price, a number of ordinary shares with the greatest voting power in respect of the election of directors of either the acquiring person or the other party to that transaction, depending on the circumstances of the transaction, having a market value of twice the exercise price. If any person or group acquires from 15% to and including 50% of our ordinary shares, our board of directors may, at its option, exchange each outstanding member protection right, except for those held by an acquiring person or its transferees, for one ordinary share or 1/100 of a preference share.

      The member protection rights may be redeemed for $0.0001 per member protection right prior to the flip-in date. Our bye-laws permit this redemption right to be exercised by our board of directors.

      The member protection rights will not prevent a takeover of us. However, these rights may cause substantial dilution to a person or group that acquires 15% or more of our ordinary shares unless the member protection rights are first redeemed by our board of directors.

     Certain Anti-Takeover Matters

      In addition to our Member Protection Rights Agreement, our bye-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

          Classified Board of Directors

      As described under Item 6.C — “Directors, Senior Management and Employees — Board Practices”, our bye-laws provide for our board of directors to be divided into three classes, beginning with the directors elected at the 2003 annual general meeting. As a result, after the classified board of directors is elected, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors. In addition, although shareholders may nominate candidates for election to our board of directors, vacancies on our board of directors may be filled only by our board of directors. Our bye-laws also state that a director may be removed only for cause by a majority of the directors then in office at a meeting of the directors duly called and held, as long as the director being removed is given notice of the meeting in accordance with our bye-laws. Pursuant to our bye-laws, our board of directors can fill any vacancy occurring as a result of the death, disability, disqualification, removal or resignation of any director. The classification of directors and the inability of shareholders either to remove directors or to fill vacancies on the board of directors will make it more difficult to change the composition of our board of directors but will promote a continuity of existing management.

          Advance Notice Requirements

      Our bye-laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our Secretary prior to the meeting at which the action is to be taken. Prior to the date of our initial public equity offering, notice must be received at our principal executive offices in Bermuda not less than 14 days nor more than 90 days prior to the date of the meeting. In the case of a special general meeting called by the chairman, the deputy chairman or the board of directors, notice of a shareholder proposal also must be delivered not more than seven days after notice of the meeting has been provided. The notice must contain information specified in our bye-laws.

          Amendment of Bye-Laws

      Our bye-laws require the approval of at least 75% of our total issued and outstanding voting shares to amend or waive any of the bye-laws described in this section “— Certain Anti-Takeover Matters”. This requirement will make it more difficult to dilute the anti-takeover effects of our bye-laws.

C. Material Contracts

     Privatization Agreements

      We entered into a number of agreements with our shareholders in connection with the privatization, including a Restructuring Agreement, a Shareholders Agreement and a Registration Rights Agreement.

      We entered into the Restructuring Agreement with most of the IGO’s former Signatories and Investing Entities on July 17, 2001. The Restructuring Agreement provided for the transfer by the IGO of substantially all of its assets and liabilities to us and our subsidiaries. In consideration for the transfer of these assets, we issued ordinary shares directly to each former Signatory or Investing Entity that was a party to the Restructuring Agreement in an amount proportional to its investment share in the IGO. Under the terms of the Restructuring Agreement, each Signatory and Investing Entity party thereto agreed to release and discharge us, the IGO and our affiliates from all obligations relating to the Signatory’s or Investing Entity’s investment share and related obligations. In addition, we agreed in the Restructuring Agreement to indemnify each Signatory and Investing Entity party thereto for any liability arising out of any activity conducted or authorized by the IGO prior to July 18, 2001.

      On July 18, 2001, we entered into the Shareholders Agreement with most of the IGO’s former Signatories and Investing Entities. The Shareholders Agreement includes an agreement by each shareholder to vote in favor of any action requiring a shareholder vote that is reasonably necessary in connection with the implementation of a timely initial public offering that has been recommended by our board of directors. The Shareholders Agreement also contains restrictions on our shareholders’ ability to transfer their ordinary shares and an agreement by the shareholders not to sell or otherwise transfer their ordinary shares for a “lock-up” period of 180 days following the effective date of the registration statement filed in connection with our initial public offering. In addition, the Shareholders Agreement regulates certain other matters of corporate governance, including the composition of our initial board of directors following the privatization, and provides our shareholders with certain information rights, including the right to receive periodic reports from management on the business and quarterly and annual financial reports. In addition, under the terms of the Shareholders Agreement, we have agreed to provide our services in a manner consistent with the core public service principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access. See Item 4.B — “Business Overview — Certain Customer Service Agreements — Novation Agreements — Lifeline Connectivity Obligation Contracts” for a description of these core public service principles. The Shareholders Agreement, except for the provisions relating to the restrictions on transfer, will terminate upon the earlier of July 18, 2011 or the consummation of our initial public offering.

      We also entered into an equity Registration Rights Agreement with many of the IGO’s former Signatories and Investing Entities on July 18, 2001. This Registration Rights Agreement grants to each former Signatory and Investing Entity that is a party to the agreement certain rights that facilitate its ability to offer and sell its ordinary shares on a securities exchange or in a public offering. The rights provided under this agreement, however, are not applicable to any ordinary shares held by a party that can otherwise freely sell its shares. Specifically, no registration rights are available with respect to ordinary shares held by a party that holds, together with its affiliates, less than 5% of the ordinary shares then outstanding and which shares are eligible for sale pursuant to Rule 144(k) under the United States Securities Act of 1933, as amended, referred to as the Securities Act of 1933. In addition, no registration rights are available with respect to ordinary shares held by a party that holds, together with its affiliates, less than 1% of the ordinary shares then outstanding and which shares have been held by such party for at least one year.

      Under the terms of this Registration Rights Agreement, a party can request that we list ordinary shares held by it on a securities exchange outside of the United States where we have chosen to list the ordinary shares for trading. In addition, such party can request that we facilitate a public offering of its ordinary shares in any jurisdiction where such an exchange on which we have listed the ordinary shares is located, including a request that we register its ordinary shares for offer and sale in an underwritten or non-underwritten offering and list its shares on such an exchange. However, these rights are subject to specified blackout periods and specified cutback provisions if marketing factors require a limit on the number of shares included. Starting six months after our initial public equity offering, one or more such parties holding in the aggregate at least 3% of the total number of ordinary shares then outstanding can demand up to five registrations for an underwritten offering on a long-form registration statement or on a short-form registration statement, or for a non-underwritten offering on a long-form registration statement, but in each case can only make such a demand once in any 12-month period. Starting one year after the initial public equity offering, one or more such parties holding in the aggregate at least 3% of the total number of ordinary shares then outstanding can also demand up to five registrations for a non-underwritten offering on a short-form registration statement, but can only make such a demand once in any nine-month period. Any such demand must relate to ordinary shares with a market value of at least $250.0 million or, in the case of a non-underwritten offering on a short-form registration statement, $50.0 million. Such party can also request that we include its ordinary shares in certain public offerings of equity securities that we initiate. These rights are also subject to specified blackout periods and are subject to cutback provisions if marketing factors require a limit on the number of shares included. All of the shares we are seeking to register will be included in any such offering before the shares of any such party are included.

      A party can transfer its registration rights under this agreement in connection with a transfer of its ordinary shares to an affiliate or other persons if specified requirements are satisfied. Under the terms of the agreement, we have agreed to indemnify, to the extent permitted by law, each such party and certain of its agents against any claim arising out of or based on any untrue statements or omissions of material facts made in any offering document prepared in connection with the public offering of our equity securities, except to the extent that any such claim arises out of or is based on any untrue statements or omissions made in reliance upon information provided to us by such party. Each such party also agreed to indemnify us and certain of our agents for any similar claims to the extent any such claim arises out of or is based on any untrue statements or omissions made in reliance upon information provided by such party. The Registration Rights Agreement will terminate when there are no ordinary shares that may be registered pursuant to the agreement, and will terminate with respect to any particular party when such party ceases to have rights under the agreement.

     Investment in Galaxy Satellite Broadcasting

      On February 20, 2003, our Intelsat Hong Kong LLC subsidiary entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited and Galaxy Satellite TV Holdings Limited, referred to as Galaxy Holdings, pursuant to which we acquired a 51% stake in Galaxy Holdings for approximately U.S.$70 million in cash and in-kind contributions. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited, referred to as Galaxy, which holds licenses to provide pay television and teleport services in Hong Kong. Galaxy expects to launch its pay television service in late 2003 or early 2004. TVB Satellite TV Holdings Limited, referred to as TVB Holdings, holds the remaining 49% stake in Galaxy Holdings.

      Pursuant to the agreement, we have agreed to contribute total consideration valued at $542.0 million in Hong Kong dollars, or approximately $70 million in U.S. dollars. Our contribution is comprised of HK$413.3 million in cash, payable in installments in 2003, 2004 and 2005, and HK$128.7 million in kind in the form of satellite capacity to be provided to Galaxy. TVB Holdings has agreed to contribute total consideration valued at approximately HK$520.8 million, consisting of HK$196.6 million in cash, payable in installments in 2003, 2004 and 2005, and approximately HK$324.2 million in kind in the form of programming to be provided to Galaxy by Television Broadcasts Limited, which is the parent company of TVB Holdings. In February 2003, we and TVB Holdings each made the required 2003 cash contribution. Our required cash contribution for 2003 was HK$173.9 million, or approximately U.S.$22 million. Under the agreement, if the board of directors of Galaxy Holdings determines that the aggregate amount of our and TVB Holdings’ cash contributions in 2003, 2004 and 2005 as set forth above is insufficient to fund Galaxy’s start-up and initial operational costs, then we and TVB Holdings are required to make additional cash contributions up to an aggregate of HK$170.1 million. The amount of any such contributions that we and TVB Holdings each would be required to make would be based on percentage ownership in Galaxy Holdings at the time of the contributions.

      Under the subscription and shareholders agreement, we and TVB Holdings each have the right to appoint three of the seven members of the board of directors of Galaxy Holdings. The seventh member of the board of directors is nominated by a nominating committee consisting of two directors appointed by us and one director appointed by TVB Holdings, and TVB Holdings has certain approval rights relating to the individual nominated by the nominating committee. The subscription and shareholders agreement also provides that certain matters relating to Galaxy Holdings and Galaxy require the approval of both us and TVB Holdings until such time as either we hold or TVB Holdings holds less than a specified percentage of the outstanding shares of Galaxy Holdings. We and TVB Holdings have agreed to restrictions on the transfer of shares of Galaxy Holdings, including that any such transfer is subject to the right of first refusal of the other party and that until February 20, 2008 any such transfer is, in most cases, subject to the prior consent of the other party.

      In connection with this agreement, we intend to move one of our satellites to the 85.0° East orbital location to distribute programming for Galaxy’s pay television service upon its launch and expect to build on this distribution agreement to create a broadcast community at 85.0° East. See Item 4.B — “Business Overview — Our Strategy — Position for Growth in Related Businesses and Make Incremental Investments to Support Integrated Services” for information regarding how this transaction relates to our business strategy.

      See also the other items of this annual report for information regarding our material contracts.

D. Exchange Controls

      We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda, to pay dividends to United States residents who are holders of our ordinary shares or to pay interest to United States residents who are holders of our 7 5/8% Senior Notes due 2012, our Dragon bond 6 5/8% Notes due 2004, our Eurobond 8 3/8% Notes due 2004 or our Eurobond 8 1/8% Notes due 2005.

E. Taxation

     Bermuda Taxation of Shareholders

      This section describes the current material Bermuda tax consequences of owning our ordinary shares.

      There is currently no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders not ordinarily resident in Bermuda in respect of our shares. Furthermore, we have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

     United States Taxation of Shareholders

      This section describes the material U.S. federal income tax consequences of owning ordinary shares. It applies to a U.S. holder, as defined below, that holds the shares as capital assets for tax purposes. This section does not apply to a U.S. holder that is a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of Intelsat, Ltd. voting shares,

•	a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

      For purposes of this discussion, a U.S. holder is a beneficial owner of shares that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

      U.S. holders should consult their own tax advisors regarding the U.S. federal, state and local and the Bermuda and other tax consequences of owning and disposing of shares in their particular circumstances.

          Taxation of Dividends

      Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. holder must include in gross income the gross amount of any dividend paid by Intelsat, Ltd. out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The dividend is ordinary income that the U.S. holder must include in income when the dividend is actually paid or constructively received. The dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the ordinary shares and thereafter as capital gain.

      Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the U.S. holder.

          Taxation of Capital Gains

      Subject to the PFIC rules discussed below, upon the sale or other disposition of shares, a U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in these shares.

Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

          PFIC Rules

      Intelsat, Ltd. believes that its ordinary shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Intelsat, Ltd. were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares of Intelsat, Ltd., gain realized on the sale or other disposition of the ordinary shares of Intelsat, Ltd. held by the U.S. holder would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

F. Dividends and Paying Agents

      Not applicable.

G. Statement by Experts

      Not applicable.

H. Documents on Display

      We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance with these requirements file reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, relating to the furnishing and content of proxy statements and relating to short swing profits reporting and liability. In addition, we are not required to file annual, quarterly or current reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act of 1934, as amended. However, we will file, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing consolidated financial statements audited by an independent public accountant. We also intend to file quarterly reports on Form 6-K with the SEC.

      You may inspect copies of the reports and other information that we file with the SEC without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of these materials may be obtained from the Public Reference Room upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at <http://www.sec.gov>.

I. Subsidiary Information

      Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      See the information set forth in Item 5 — “Operating and Financial Review and Prospects” for quantitative and qualitative disclosures about market risk.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

      Within the 90 days prior to the date of this report, our Chief Executive Officer and our Executive Vice President and Chief Financial Officer, with the participation of our management, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, which disclosed no significant deficiencies or material weaknesses, our Chief Executive Officer and our Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

ITEM 16.     [RESERVED]

PART III

ITEM 17.     FINANCIAL STATEMENTS

      Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

      See pages F-1 to F-29.

ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS

      (a) Index to consolidated financial statements:

      (b) Exhibits to this annual report:

Exhibit
Number	Exhibit

1.1	Certificate of Incorporation of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
1.2	Memorandum of Association of Intelsat, Ltd. (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
1.3	Bye-laws of Intelsat, Ltd. (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.1	Indenture, dated as of April 1, 2002, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.2	Officers’ Certificate dated April 15, 2002 relating to Intelsat, Ltd.’s 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.3	Form of 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.4	Registration Rights Agreement, dated as of April 15, 2002, among Intelsat, Ltd., Lehman Brothers Inc., Salomon Smith Barney Inc. and the other parties named therein (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.5	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Deutsche Bank AG (formerly Bankers Trust Company), relating to 6.625% Notes due March 2004 and form of Note (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.6	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Citibank, N.A. (formerly Morgan Guaranty Trust Company of New York), relating to 8.375% Notes due Oct. 2004 and form of Note (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.7	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Citibank, N.A. (formerly Morgan Guaranty Trust Company of New York), relating to 8.125% Notes due Feb. 2005 and form of Note (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.8	Assignment, Assumption and Amendment Agreement, dated as of July 18, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd. and Citibank, N.A. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.9	Assignment, Assumption and Amendment Agreement, dated as of July 18, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd. and Deutsche Bank AG (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.1	Restructuring Agreement, dated as of July 17, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC, Intelsat LLC and the Signatories named on Schedule I and the Investing Entities named on Schedule II (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

Exhibit
Number	Exhibit

4.2	Shareholders Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the Signatories named on Schedule I and the Investing Entities named on Schedule II (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.3	Registration Rights Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the parties named therein (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.4	Member Protection Rights Agreement, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.5	Trust Agreement I, dated as of July 18, 2001, among Intelsat, Ltd., The Bank of New York, as Trustee, and Pakistan Telecommunication Company Limited, as Beneficiary (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.6	Trust Agreement II, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.7	Novation Agreement, dated as of July 18, 2001, between Intelsat U.K., Ltd. and Lockheed Martin World Systems, including schedule of omitted contracts and differences with filed contract (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.8	Transfer Agreement, dated as of July 17, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC and Intelsat LLC (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.9	$500,000,000 364-Day Credit Agreement, dated as of March 21, 2002, among Intelsat, Ltd., Various Banks and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.10	$500,000,000 3-Year Credit Agreement, dated as of March 21, 2002, among Intelsat, Ltd., Various Banks and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.11	Headquarters Land Lease, dated as of February 28, 1985, between the International Telecommunications Satellite Organization and the U.S. Government, as amended (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.12	Contract No. INTEL-820, dated April 6, 1989, between the International Telecommunications Satellite Organization and COMSAT Corporation (Clarksburg TTC&M), as amended (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.13	Contract No. INTEL-821, dated April 6, 1989, between the International Telecommunications Satellite Organization and COMSAT Corporation (Paumalu TTC&M), as amended (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.14	Contract No. INTEL-825, dated March 27, 1989, between the International Telecommunications Satellite Organization and Xantic (Perth TTC&M), as amended (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)

Exhibit
Number	Exhibit

4.15	Contract No. INTEL-823, dated November 18, 1988, between the International Telecommunications Satellite Organization and DeTeSat (Raisting TTC&M), as amended (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.16	Contract No. INTEL-822, dated December 2, 1988, between the International Telecommunications Satellite Organization and Telespazio S.p.A. (Fucino TTC&M), as amended (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.35 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002). (1)
4.17	Contract No. INTEL-824, dated February 13, 1989, between the International Telecommunications Satellite Organization and China National Instruments Import And Export Corporation, on behalf of the Beijing Telecommunications Administration (Beijing TTC&M), as amended (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.33 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002). (1)
4.18	Contract No. Intelsat-2822, dated April 26, 2002, between Intelsat Global Service Corporation and KT Corporation (Korea TT&C) (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.19	Contract No. Intelsat-S-2766, dated February 13, 2002, between Intelsat Global Service Corporation and Lockheed Martin Commercial Space Systems and related service order (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.20	Transponder Purchase Agreement, dated September 12, 2000, between the International Telecommunications Satellite Organization and Telenor Satellite Services AS (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.21	Contract No. Intelsat-2799, dated December 12, 2001, between Intelsat LLC and Sea Launch Company L.L.C., as amended (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.22	Contract No. Intelsat-2835, dated January 10, 2002, between Intelsat LLC and Lockheed Martin Commercial Launch Services, Inc., as amended (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.32 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002.) (1)
4.23	Contract No. INTEL-2399, dated September 26, 2000, between the International Telecommunications Satellite Organization and Arianespace, as amended (incorporated by reference to Exhibit 10.28 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.24	Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS, as amended (incorporated by reference to Exhibit 10.29 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.25	Amendment No. 3, dated January 14, 2003, to Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS.* (2)
4.26	Amendment No. 4, dated January 30, 2003, to Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS.* (2)

Exhibit
Number	Exhibit

4.27	Contract No. INTEL-1700, dated March 18, 1997, between the International Telecommunications Satellite Organization and Space Systems/ Loral, Inc., as amended (incorporated by reference to Exhibit 10.30 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.28	Share Purchase Agreement, dated as of August 21, 2002, between Teleglobe Inc. and Intelsat Global Sales & Marketing Ltd. (incorporated by reference to Exhibit 10.31 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.29	Asset Purchase Agreement, dated as of March 15, 2002, among COMSAT Corporation, COMSAT Digital Teleport, Inc. and Intelsat (Bermuda), Ltd., as amended (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibits 2.3 and 2.4 of Amendment No. 2 to the Registration Statement on Form F-4, File No. 333-99189, filed on December 11, 2002). (1)
4.30	Purchase Agreement, dated April 10, 2002, among Intelsat, Ltd., Lehman Brothers Inc., Salomon Smith Barney, Inc. and the others parties named therein (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.31	Subscription and Shareholders Agreement relating to Galaxy Satellite TV Holdings, Ltd., dated as of February 20, 2003, among Intelsat Hong Kong, LLC, TVB Satellite TV Holdings, Ltd. and Galaxy Satellite TV Holdings, Ltd.* (2)
6.1	Statement re computation of per share earnings.*
8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment with respect thereto.

(2)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on the date hereof.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

      Certain of our directors and officers reside outside of the United States and some of our assets and their assets are located outside of the United States. Therefore, it may be difficult for investors to effect service of process on those persons in the United States and to enforce U.S. judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELSAT, LTD.

By:	/s/ CONNY KULLMAN

Conny Kullman
Chief Executive Officer

Date: March 28, 2003

CERTIFICATIONS

I, Conny Kullman, certify that:

1.	I have reviewed this annual report on Form 20-F of Intelsat, Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ CONNY KULLMAN

Conny Kullman
Chief Executive Officer

I, Joseph Corbett, certify that:

1.	I have reviewed this annual report on Form 20-F of Intelsat, Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ JOSEPH CORBETT

Joseph Corbett
Executive Vice President
and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Intelsat, Ltd.

      We have audited the accompanying consolidated balance sheets of Intelsat (as defined in Note 1) as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2001 and 2002. These consolidated financial statements and financial statement schedule are the responsibility of Intelsat’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat (as defined in Note 1) as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, Virginia

January 31, 2003, except as to Note 17, which is as of March 20, 2003

INTELSAT

(SEE NOTE 1)

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2001	2002

	(US$ in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$2,699	$9,466
Receivables, net of allowance of $28,100 as of December 31, 2002.	265,188	265,781

Total current assets	267,887	275,247
Satellites and other property and equipment, net	3,237,660	3,478,055
Goodwill and other intangible assets	—	84,261
Deferred income taxes	30,587	34,939
Other assets	40,001	92,930

Total assets	$3,576,135	$3,965,432

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$—	$43,978
Accounts payable and accrued liabilities	223,147	219,344
Deferred satellite performance incentives	15,962	19,459
Deferred revenue	15,374	18,252
Capital lease obligation	5,798	6,618

Total current liabilities	260,281	307,651
Long-term debt, net of current portion	1,157,897	1,257,870
Deferred satellite performance incentives, net of current portion	84,455	125,161
Deferred revenue, net of current portion	9,301	8,052
Due to Teleglobe Inc.	—	19,780
Accrued retirement benefits	68,375	96,684

Total liabilities	1,580,309	1,815,198

Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	193,940	468,080
Accumulated other comprehensive loss — minimum pension liability, net of tax benefit of $8,610.	—	(12,914)
Ordinary shares purchased by subsidiary, 6,284,635 shares as of December 31, 2002.	—	(106,818)

Total shareholders’ equity	1,995,826	2,150,234

Total liabilities and shareholders’ equity	$3,576,135	$3,965,432

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2000	2001	2002

	(US$ in thousands,
	except share and per share amounts)
Telecommunications revenue	$1,099,751	$1,084,009	$991,956

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	93,162	101,985	117,405
Selling, general and administrative	61,900	95,600	121,077
Depreciation and amortization	414,250	340,449	361,322
Privatization initiative	21,575	33,576	—
Intelsat 10-01 contract termination costs	—	—	34,358
Restructuring costs	—	7,300	5,522

Total operating expenses	590,887	578,910	639,684

Income from operations	508,864	505,099	352,272
Interest expense	(24,859)	(13,050)	(55,053)
Other income	20,885	12,293	9,942

Income before income taxes	504,890	504,342	307,161
Provision for income taxes	—	5,359	33,021

Net income	$504,890	$498,983	$274,140

Basic and diluted net income per ordinary share	$3.03	$2.99	$1.66

Pro forma income data (unaudited):
Historical income before income taxes as reported	$504,890	$504,342
Pro forma provision for income taxes	75,734	75,651

Pro forma net income	$429,156	$428,691

Tax effected pro forma basic and diluted net income per ordinary share	$2.57	$2.57

Basic and diluted weighted average ordinary shares outstanding	166,666,755	166,666,755	164,893,283

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated	Shares
	Ordinary Shares				IGO	Other	Acquired	Total	Total
			Paid-in	Retained	Shareholders’	Comprehensive	By	Shareholders’	Comprehensive
	Shares	Amount	Capital	Earnings	Equity	Income	Subsidiary	Equity	Income

	(US$ in thousands, except share amounts)
Balance, December 31, 1999.	—	$—	$—	$—	$1,551,407	$—	$—	$1,551,407
Capital contributions	—	—	—	—	580,000	—	—	580,000
Distributions	—	—	—	—	(863,389)	—	—	(863,389)
Distribution of shares in New Skies	—	—		—	(71,268)	—	—	(71,268)
Net income	—	—	—	—	504,890	—	—	504,890
Total comprehensive income	—	—	—	—	—	—	—	—

Balance, December 31, 2000.	—	—	—	—	1,701,640	—	—	1,701,640
Net income through July 18, 2001 (privatization)	—	—	—	—	305,043	—	—	305,043
Distributions	—	—	—	—	(204,797)	—	—	(204,797)
Privatization	166,666,755	500,000	1,301,886	—	(1,801,886)	—	—	—
Net income from July 19 to December 31, 2001.	—	—	—	193,940	—	—	—	193,940	$193,940

Total comprehensive income	—	—	—	—	—	—	—	—	$193,940

Balance, December 31, 2001.	166,666,755	500,000	1,301,886	193,940	—	—	—	1,995,826
Purchase of ordinary shares by subsidiary — 6,284,635 shares	—	—	—	—	—	—	(106,818)	(106,818)
Net income	—	—	—	274,140	—	—	—	274,140	$274,140
Minimum pension liability	—	—	—	—	—	(12,914)	—	(12,914)	(12,914)

Total comprehensive income	—	—	—	—	—	—	—	—	$261,226

Balance, December 31, 2002.	166,666,755	$500,000	$1,301,886	$468,080	$—	$(12,914)	$(106,818)	$2,150,234

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2000	2001	2002

	(US$ in thousands)
Cash flows from operating activities:
Net income	$504,890	$498,983	$274,140
Adjustments for non-cash items:
Depreciation and amortization	414,250	340,449	361,322
Intelsat 10-01 contract termination costs	—	—	34,358
Provision for doubtful accounts	—	—	9,472
Foreign currency transaction loss	—	—	4,113
Deferred income taxes	—	(30,587)	4,257
Amortization of bond discount and issuance costs	—	—	658
Decrease in amount due to Teleglobe, Inc.	—	—	(6,080)
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables	(1,103)	34,160	(13,465)
Other assets	5,539	(29,983)	(12,978)
Accounts payable and accrued liabilities	14,608	45,264	(3,886)
Deferred revenue	(4,836)	(4,780)	1,629
Accrued retirement benefits	(300)	2,882	4,445

Net cash provided by operating activities	933,048	856,388	657,985

Cash flows from investing activities:
Payments for satellites and other property and equipment	(546,020)	(663,671)	(616,806)
Payments for asset acquisitions	—	—	(61,416)

Net cash used in investing activities	(546,020)	(663,671)	(678,222)

Cash flows from financing activities:
Capital contributions from shareholders	580,000	—	—
Distributions to shareholders	(855,114)	(425,000)	—
Repayment of long-term debt	(150,000)	—	(200,000)
Proceeds from (repayments of) commercial paper borrowings, net	16,588	293,534	(266,144)
Proceeds from bond issuance	—	—	595,788
Bond issuance costs	—	—	(7,621)
Payments to shareholders	20,183	(34,509)	(5,170)
Purchase of ordinary shares by subsidiary	—	—	(65,000)
Principal payments on deferred satellite performance incentives	(18,487)	(21,275)	(15,271)
Principal payments on capital lease obligation	(4,998)	(3,911)	(5,078)

Net cash provided by (used in) financing activities	(411,828)	(191,161)	31,504

Effect of exchange rate changes on cash	—	—	(4,500)
Net increase (decrease) in cash and cash equivalents	(24,800)	1,556	6,767
Cash and cash equivalents, beginning of year	25,943	1,143	2,699

Cash and cash equivalents, end of year	$1,143	$2,699	$9,466

Supplemental cash flow information:
Interest paid, net of amount capitalized	$33,189	$9,569	$40,560
Income taxes paid	$—	$15,125	$25,902
Supplemental disclosure of non-cash investing and financing activities:
Receivables recovered in purchase of ordinary shares by subsidiary	$—	$—	$15,958
Obligation to Teleglobe Inc. arising in consideration of ordinary share purchase	$—	$—	$25,860
Capitalization of deferred satellite performance incentives	$3,808	$25,784	$57,019
Distribution of New Skies shares	$71,268	$—	—
Receivables arising from termination of Intelsat 10-01 satellite construction contract	$—	$—	$47,828
Other asset arising from termination of Intelsat 10-01 satellite construction contract	$—	$—	$23,150
Minimum pension liability, net of tax of $8,610.	$—	$—	$12,914
Liabilities assumed in acquisition	$—	$—	$51,541
Note payable arising from acquisition	$—	$—	$20,000

See accompanying notes to consolidated financial statements.

INTELSAT

(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US$ in thousands, except share and per share amounts)

Note 1     General

      The International Telecommunications Satellite Organization “INTELSAT”, referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an Operating Agreement. The parties to the INTELSAT Agreement were the IGO’s 148 member countries, and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or their designated telecommunications entities. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO’s space segment and to invest in the IGO. Signatories and Investing Entities, referred to collectively as the IGO’s shareholders, were also the IGO’s principal customers.

      In April 1998, the IGO established a wholly owned subsidiary called New Skies Satellites, N.V., referred to as New Skies. On November 30, 1998, the IGO contributed working capital, five in-orbit satellites with their associated orbital locations, and the construction-in-progress for a sixth satellite to New Skies. The assets and associated liabilities were transferred at their net book values in exchange for all of the New Skies outstanding common stock. Subsequent to the transfer, the New Skies shares were distributed to the IGO’s shareholders in proportion to their investments in the IGO in two separate transactions. In connection with the transfer of net assets to New Skies, Intelsat entered into operational services and transition services agreements with New Skies. During 2000, 2001 and 2002, $11,849, $7,824 and $2,250, respectively, was recognized as other income for these services in the accompanying statements of operations.

      Substantially all of the IGO’s assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO’s shareholders received shares in Intelsat, Ltd., a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became shareholders of 100% of the outstanding ordinary shares of Intelsat, Ltd. Because of the continuity of ownership, Intelsat, Ltd. accounted for the privatization at historical cost. The accompanying financial statements include the accounts of the IGO prior to the privatization and the accounts of Intelsat, Ltd. and its wholly owned subsidiaries subsequent to the privatization. The IGO and Intelsat, Ltd. and its subsidiaries are collectively referred to as Intelsat or the Company.

      Through its global system of 23 owned geosynchronous satellites, leased capacity on 2 geosynchronous satellites and related ground segment facilities, Intelsat provides capacity for telecommunications services in over 200 countries and territories throughout the world. These services include voice and data services, corporate network services, Internet services and video services.

Note 2     Summary of significant accounting policies

          (a) Basis of presentation

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenue and expenses during the reporting period. Examples include the allowance for doubtful accounts, the estimated useful lives of satellites and other property and equipment, and the fair value of Intelsat, Ltd.’s ordinary shares. Actual results could differ from results based on those estimates and assumptions.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

          (b) Principles of consolidation

      The consolidated financial statements include the accounts of Intelsat, Ltd. and its wholly owned subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

          (c) Telecommunications revenue recognition

      Telecommunications revenue results primarily from utilization charges, which are recognized as revenue over the period during which the services are provided. Such revenue is recognized provided that collection of the related receivable is probable. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms. The Company maintains an allowance for doubtful accounts for customers’ receivables where the collection of such receivables is uncertain.

          (d) Cash and cash equivalents

      Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less. Carrying amounts approximate market value.

          (e) Satellites and other property and equipment

      Satellites and other property and equipment are stated at cost and consist primarily of the costs of spacecraft construction and launch, including insurance premiums, the net present value of performance incentives payable to the spacecraft manufacturers, costs directly associated with the monitoring and support of spacecraft construction, and interest costs incurred during the period of spacecraft construction.

      Spacecraft and launch services are generally procured under long-term, multi-satellite contracts that provide for payments by Intelsat over the contract periods. Spacecraft and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

      Satellites and other property and equipment are depreciated and amortized on a straight-line basis over the following estimated useful lives:

Years

Satellites and related costs	10-15
Ground segment equipment and software	10
Furniture, equipment, computer hardware and software	3-12
Washington, D.C. building	40

      On January 1, 2001, Intelsat revised the estimated useful lives for substantially all Intelsat VII and VIII series satellites based on management’s review of the performance of the satellite fleet. The effect of this change in estimate was to increase the useful lives of these satellites by approximately two years, and thereby decrease depreciation and amortization expense by approximately $60,507 for the year ended December 31, 2001.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

      The cost of retired satellites and related assets and the related accumulated depreciation and amortization are removed from the accounts as the satellites are decommissioned.

      The carrying value of a satellite lost as a result of a launch or in-orbit failure would be charged to operations upon the occurrence of the loss. In the event of a partial failure, an impairment charge would be recorded to operations upon the occurrence of the loss if the undiscounted future cash flows were less than the carrying value of the satellite. The impairment charge would be measured as the excess of the carrying value of the satellite over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The charge to operations resulting from either a complete or a partial failure would be reduced by insurance proceeds that were either due and payable to or received by Intelsat. Insurance proceeds received in excess of the carrying value of the satellite would be recorded as a gain and no impairment loss would be recognized. In the event the insurance proceeds equal the carrying value of the satellite, neither a gain nor an impairment loss would be recognized.

          (f) Business combinations

      The Company’s business combinations are accounted for in accordance with the provisions set forth in Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to our business combinations involves estimates and judgments made by management that may be adjusted during the allocation period, but in no case beyond one year from the acquisition date.

          (g) Goodwill and other intangible assets

      Goodwill represents the excess of costs over fair value of tangible and separately identifiable intangible assets of businesses acquired. Intelsat adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets,as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

          (h) Impairment of long-lived and amortizable intangible assets

      SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. Intelsat adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect Intelsat’s financial statements.

      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Goodwill and intangible assets not subject to amortization are tested annually for impairment in accordance with SFAS No. 142, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

      Prior to the adoption of SFAS No. 144, Intelsat accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

          (i) Share consolidation

      On June 4, 2002, Intelsat amended its bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Accordingly, all share and per share amounts have been retroactively adjusted to reflect the share consolidation.

          (j) Shareholders’ equity

      Until the date of privatization, the IGO operated on a commercial basis as a cost-sharing cooperative. Each owner contributed capital to the IGO and received distributions in proportion to its investment share. Owners could periodically elect to change their investment share, subject to certain limitations and the availability of other owners willing to increase or decrease their investment share. Adjustments to investment share were also made at the time of a Signatory’s entry into or withdrawal from the IGO.

      Prior to the privatization date, the excess of the IGO’s assets over its liabilities was reflected in the accompanying financial statements as the IGO shareholders’ equity. In connection with the privatization, Intelsat, Ltd. issued 166,666,755 ordinary shares to the owners of the IGO in proportion to their investment share in that entity. The ordinary shares carry a par value of $3.00 per share. The IGO shareholders’ equity that existed at the date of privatization was apportioned to ordinary shares outstanding at par value and to paid-in capital of Intelsat, Ltd. Retained earnings consist of accumulated earnings from July 19, 2001.

          (k) Income taxes

      The IGO was exempt from United States and District of Columbia taxes under the terms of the Headquarters Agreement, dated November 24, 1976, between the government of the United States and the IGO. Upon privatization, Intelsat became subject to certain taxes in various jurisdictions in which it operates.

      Intelsat accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

          (l) Fair value of financial instruments

      SFAS No. 107, Disclosures About Fair Value of Financial Instruments,requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in equity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. Management believes that the carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and deferred revenue approximate their fair values because of the short maturity of these financial instruments. The fair value of the Company’s debt instruments are determined based on quoted market prices, as shown in Note 7.

          (m) Concentration of credit risk

      Intelsat provides satellite services and extends credit to numerous customers in the telecommunications industry, which has been experiencing an economic downturn. To the extent that the credit quality of Intelsat’s customers deteriorates, Intelsat may have exposure to credit losses. Management monitors its exposure to credit losses and maintains allowances for anticipated losses.

          (n) Currency and exchange rates

      Substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, Intelsat is not exposed to material currency exchange risk. However, contracts with our customers in Brazil are denominated in Brazilian reais. Transactions in other currencies are generally converted into U.S. dollars using rates in effect on the dates of the transactions.

          (o) Comprehensive income

      In 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which established standards for the reporting and displaying of comprehensive income and its components. Total comprehensive income for the year ended December 31, 2002 consisted of the Company’s net income and the recording of a minimum pension liability.

          (p) Stock-based compensation

      The Company has a stock-based employee compensation plan, which is described more fully in Note 9. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board (“APB”) Opinion No. 25. Consequently, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-based compensation.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

	Year Ended December 31,

	2001	2002

Net income, as reported	$498,983	$274,140
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(439)	(2,567)

Pro forma net income	$498,544	$271,573

Earnings per share:
Basic and diluted–as reported	$2.99	$1.66

Basic and diluted–pro-forma	$2.99	$1.65

          (q) Reclassifications

      Certain prior year amounts have been reclassified to conform to the current year presentation.

          (r) Unaudited pro forma information and income per ordinary share

      The accompanying unaudited pro forma income data for the years ended December 31, 2000 and 2001 includes a provision for income taxes as if Intelsat had been subject to such taxes for the periods presented. Basic and diluted net income per ordinary share data for the years ended December 31, 2000 and 2001 assumes that the 166,666,755 ordinary shares issued in connection with the privatization had been outstanding for these periods.

      Basic net income per ordinary share includes no dilution and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted net income per ordinary share includes potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Basic and diluted net income per ordinary share are identical for all periods presented as the dilutive effect of share options outstanding during the respective periods had no effect on earnings per share.

          (s) Privatization initiative

      Privatization initiative expenses consist of legal and other professional fees associated primarily with legal due diligence and regulatory and human resource compliance activities that occurred in preparation for the privatization, costs incurred for the settlement of a contract dispute related to the privatization and a one-time payroll tax adjustment payment to all of Intelsat’s employees.

          (t) Research and development

      Research and development costs are expensed as incurred. Research and development costs of $5,393, $4,044 and $2,470 were charged to expense in 2000, 2001 and 2002, respectively.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

          (u) Advertising costs

      Advertising costs are expensed as incurred.

          (v) Deferred satellite performance incentives

      The cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. Intelsat is contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. These satellite performance incentive payments typically represent between 2% and 6% of the overall satellite construction contract price. Historically, the satellite manufacturers have earned 100% of these payments. Therefore, the Company views these payments as a financing mechanism. The Company capitalizes the present value of these payments as part of the cost of the satellites and records a corresponding liability to the satellite manufacturers. These costs are amortized over the useful lives of the satellites and the liability is reduced as the payments are made.

          (w) New accounting pronouncements

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard will become effective in the first quarter of 2003. Management does not believe that the adoption of SFAS No. 143 will have a significant impact on Intelsat’s results of operations or financial position.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt are effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions of this statement relating to lease modifications are effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on Intelsat’s results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement relating to exit or disposal activities are effective for activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS No. 146 will have a material impact on Intelsat’s results of operations or financial position.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management does not believe that the adoption of EITF Issue No. 00-21 will have a material impact on Intelsat’s results of operations or financial position.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements become effective in the first quarter of 2003. The adoption of SFAS No. 148 did not have a material impact on Intelsat’s results of operations or financial position.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not believe that the adoption of FIN 46 will have a material impact on Intelsat’s results of operations or financial position.

Note 3     Acquisitions

      On November 25, 2002, Intelsat acquired most of the assets and certain liabilities of COMSAT World Systems, a business unit of COMSAT Corporation, and of COMSAT Digital Teleport, Inc., each of which are wholly owned subsidiaries of Lockheed Martin Corporation, Intelsat’s largest shareholder. COMSAT World Systems was a reseller of Intelsat capacity to customers located in the United States. The assets acquired include substantially all of the COMSAT World Systems’ customer contracts; two tracking, telemetry, command and monitoring (TTC&M) stations located in Clarksburg, Maryland and Paumalu, Hawaii; a digital teleport facility in Clarksburg, Maryland; and the lease for a back-up operations facility located in the Washington, D.C. region. The purchase price for this transaction totaled $120,828, consisting of $55,000 in cash, the assumption of $45,828 in net liabilities subject to net working capital adjustments, and a $20,000 7% note payable due in equal installments of $5,000 on January 1, 2007, 2008, 2009, and 2010. In the event Intelsat is unable to adequately use the land and related facility in Clarksburg, Maryland due to certain triggering events described in the purchase agreement, up to $15,000 of the note payable would not be due. Additionally, Intelsat incurred approximately $1,000 in transaction costs in connection with this acquisition.

      The acquisition was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

tangible and intangible assets acquired. Based upon the preliminary appraisals received and management’s estimates, the purchase price was preliminarily allocated to the assets and liabilities acquired as follows:

Receivables, net of allowance of $18,628	$8,175
Property and equipment	26,812
Other assets	8,293
Goodwill and other intangible assets	84,261
Accounts payable and accrued expenses	(51,541)

Total cash consideration, net of assumed liabilities	$76,000

      The purchase agreement provides for the transaction purchase price to be finalized upon agreement between the Company and Lockheed Martin Corporation on the amounts reflected in the closing balance sheet, which is expected to occur in the second quarter of 2003. Consequently, some adjustments to these balances could occur. Such adjustments, if any, are not expected to have a material impact on the results of operations or financial position of the Company.

      The following unaudited pro forma results of operations for the years ended December 31, 2001 and 2002 are presented as though the acquisition had occurred at the beginning of the respective periods presented, after giving effect to purchase accounting adjustments relating to depreciation and amortization of assets acquired and other acquisition-related adjustments. The pro forma results of operations are not necessarily indicative of the combined results that would have occurred had the acquisition been consummated at the beginning of the period, nor are they necessarily indicative of future operating results.

	Year Ended December 31,

	2001	2002

Revenue	$1,142,595	$1,031,246
Net income	$528,266	$289,228
Basic and diluted net income per ordinary share	$3.17	$1.75

      During 2002, the Company also acquired teleport operations in Riverside, California and Fuchsstadt, Germany, in two separate transactions for a total purchase price of $6,416. In each of these transactions, substantially all of the purchase price was allocated to property and equipment acquired.

Note 4     Receivables

      Receivables were comprised of the following:

	As of December 31,

	2001	2002

Satellite utilization charges:
Unbilled	$210,976	$121,293
Billed	42,297	106,136
Other	11,915	66,452
Allowance for doubtful accounts	—	(28,100)

Total	$265,188	$265,781

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

      Unbilled satellite utilization charges represent amounts earned and accrued as receivable from customers for their usage of the Intelsat space segment in the fourth quarter of the year. These amounts are billed in January of the following year.

      Other receivables as of December 31, 2002 include $47,828 due from Astrium SAS as a result of the Company’s decision to terminate its order for the Intelsat 10-01 satellite, as discussed further in Note 6.

Note 5     Satellites and other property and equipment

      Satellites and other property and equipment were comprised of the following:

	As of December 31,

	2001	2002

Satellites, launch vehicles and services	$6,355,313	$6,820,485
Information systems and ground segment	517,546	598,248
Washington, D.C. building and other	205,483	197,704

Total cost	7,078,342	7,616,437
Less accumulated depreciation and amortization	(3,840,682)	(4,138,382)

Total	$3,237,660	$3,478,055

      Satellites and other property and equipment as of December 31, 2001 and 2002 included construction-in-progress of $1,049,832 and $359,009, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $56,501, $76,240 and $52,406 were capitalized in 2000, 2001 and 2002, respectively.

Note 6     Termination of Intelsat’s order for the Intelsat 10-01 satellite

      In November 2002, Intelsat exercised its right to terminate the portion of its satellite construction contract with Astrium SAS relating to the Intelsat 10-01 satellite, due to Astrium SAS’ significant postponement in the delivery date of the satellite. As a result of this termination, Intelsat recorded a charge to its consolidated statement of operations of $34,358, representing the write-off of capitalized satellite program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs. Pursuant to Intelsat’s contract with Astrium SAS, Intelsat is entitled to receive repayment of most of the amounts that it has paid to Astrium SAS under the contract. Intelsat has not terminated the portion of its contract with Astrium SAS relating to the Intelsat 10-02 satellite currently on order.

      In connection with the decision to terminate the order for the Intelsat 10-01 satellite, Intelsat negotiated an agreement with its launch vehicle provider to treat most of the payments made for the launch vehicle that was intended to be used for the launch of the 10-01 satellite as a deposit for an order of a future launch vehicle. Accordingly, Intelsat has recorded a net deposit of $23,150, which is included in other assets as of December 31, 2002. Under the terms of this agreement, the price of the launch vehicle remains fixed; however, a termination liability of $44,125 will be incurred if Intelsat does not place an order by July 31, 2005.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

Note 7     Long-term debt and other financing arrangements

      The carrying amounts and the estimated fair values of long-term debt were as follows:

	As of December 31,

	2001		2002

	Amount	Fair Value	Amount	Fair Value

Commercial paper	$310,122	$310,122	$43,978	$43,978
Eurobond 7.375% Notes due August 6, 2002	200,000	202,582	—	—
Dragon bond 6.625% Notes due March 22, 2004	200,000	203,412	200,000	201,738
Eurobond 8.375% Notes due October 14, 2004	200,000	211,054	200,000	206,728
Eurobond 8.125% Notes due February 28, 2005	200,000	209,594	200,000	205,808
7.625% Senior Notes due April 15, 2012	—	—	600,000	582,528
Discount, net of amortization, on the 7.625%
Senior Notes due April 15, 2012	—	—	(4,007)	—
Note payable to Lockheed Martin Corporation, 7%, payable in annual installments of $5,000, beginning January 1, 2007	—	—	20,000	20,000
Capital lease obligation	53,573	53,573	48,495	48,495

Total long-term debt	$1,163,695	$1,190,337	$1,308,466	$1,309,275

Less:
Commercial paper	—	—	43,978	43,978
Current portion of capital lease obligations	5,798	5,798	6,618	6,618

Total current portion	$5,798	$5,798	$50,596	$50,596

Total long-term debt, excluding current portion	$1,157,897	$1,184,539	$1,257,870	$1,258,679

      During 2001, the average daily balance of commercial paper outstanding was approximately $332,151, at an average effective borrowing rate of 4.1% per annum. During 2002, the average daily balance of commercial paper outstanding was approximately $137,528, at an average effective borrowing rate of 2.0% per annum.

      To support the commercial paper program and to provide funding for general corporate purposes, Intelsat entered into an agreement on March 22, 2001 with a group of financial institutions for a $1,000,000 unsecured 364-day revolving credit facility, referred to as the Credit Facility. The Credit Facility, which expired on March 21, 2002, allowed Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At Intelsat’s option, borrowings, including any term loan, would bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. Under the terms of the agreement, Intelsat was required to satisfy certain financial and operating covenants, including an interest coverage ratio. As of December 31, 2001, Intelsat was in compliance with such covenants and there were no borrowings outstanding under the agreement.

      On March 21, 2002, Intelsat entered into two agreements with a group of financial institutions for a $500,000 unsecured 364-day revolving credit facility and a $500,000 unsecured 3-year revolving credit facility. The 364-day revolving credit facility, which expires on March 20, 2003, allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At Intelsat’s option, borrowings under the facilities, including any term loan, will bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. Under the terms of both agreements, Intelsat is required to satisfy certain financial and

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

operating covenants, including an interest coverage ratio. Under the agreement relating to the three-year credit facility, Intelsat is also required to satisfy a debt-to-EBITDA ratio. As of December 31, 2002, Intelsat was in compliance with these covenants and there were no borrowings outstanding under either agreement.

      Intelsat’s policy is to classify commercial paper borrowings supported by revolving credit facilities as long-term debt if Intelsat has the ability and the intent to maintain these obligations for longer than one year.

      In April 2002, Intelsat issued $600,000 in aggregate principal amount of unsecured Senior Notes, which bear interest at 7.625% annually and mature in 2012. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 the $200,000 Eurobond 7.375% Notes that had been outstanding. The discount on the Senior Notes represents the difference between the issue price and the face value of the notes. In addition, the Company incurred debt issuance costs of approximately $7,600. Both the discount and the debt issuance costs are amortized as interest expense over the life of the Senior Notes utilizing the effective interest method.

      As of December 31, 2001, Intelsat had classified the $200,000 Eurobond 7.375% Notes that were repaid on August 6, 2002 as long-term debt, as Intelsat had the ability to repay these notes through a drawing on its 364-day or 3-year revolving credit facilities. However, the Company repaid the notes using proceeds received from the Senior Notes instead of drawing on its revolving credit facilities as originally intended.

      During 1999, Intelsat incurred a capital lease obligation of $65,757 in connection with a lease agreement to acquire additional satellite capacity. As of December 31, 2002, the remaining capital lease obligation was $48,495, of which $41,877 was long-term and $6,618 was current.

Note 8     Retirement plans and other retiree benefits

          (a) Pension and other postretirement benefits

      Intelsat maintains a noncontributory defined benefit retirement plan covering substantially all employees hired prior to July 18, 2001. The cost under this plan is calculated by an actuary using a formula based upon employees’ remuneration, dates of hire and years of eligible service. Intelsat funds the plan based on actuarial advice using the projected unit credit cost method. Employees hired after July 18, 2001 are eligible to participate in a defined contribution plan (see Note 8(b)).

      In addition, Intelsat provides health benefits for employees who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. The cost under this unfunded plan is calculated by an actuary based on the level of benefits provided, years of service and certain other factors.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

      The following tables provide summaries of the projected benefit obligations, plan assets and funded status of the plans as of December 31, 2001 and 2002 based on valuation dates of September 30, 2001 and 2002.

			Other Postretirement
	Pension Benefits		Benefits

	2001	2002	2001	2002

Change in benefit obligation
Benefit obligation, October 1,	$223,090	$265,769	$44,815	$52,335
Service cost	7,682	4,002	2,761	3,647
Interest cost	16,999	18,943	3,315	3,706
Benefits paid	(11,268)	(16,126)	(2,326)	(2,450)
Plan amendment	3,146	—	—	—
Actuarial (gain)/loss	26,120	7,681	3,770	(2,849)

Benefit obligation, September 30,	$265,769	$280,269	$52,335	$54,389

Change in plan assets
Plan assets at fair value October 1,	$282,436	$234,442	$—	$—
Actual return on plan assets	(37,743)	(7,146)	—	—
Contributions by Intelsat	929	—	—	—
Benefits paid	(11,180)	(15,357)	—	—

Plan assets at fair value September 30,	$234,442	$211,939	$—	$—

Funded status of the plans
Funded status of the plans	$(31,327)	$(68,330)	$(52,334)	$(54,389)
Unrecognized net (gain)/loss	23,246	60,072	(9,753)	(12,070)
Unrecognized prior service cost	1,599	1,533	—	—
Unrecognized transition obligation	407	366	—	—
Fourth-quarter contributions to the plans	274	110	787	839
Intangible asset	—	(2,340)	—	—
Amount included in other comprehensive income	—	(21,524)	—	—

Accrued benefits costs, December 31,	$(5,801)	$(30,113)	$(61,300)	$(65,620)

Discount rate	7.25%	6.75%	7.25%	6.75%
Expected rate of return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	5.00%	5.00%	—	—

                Plan assets include investments in equity and bond funds, U.S. government securities and liquid reserve funds.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

      Net periodic pension and other postretirement benefits costs included the following components for 2000, 2001 and 2002:

	Pension Benefits			Other Postretirement Benefits

	2000	2001	2002	2000	2001	2002

Service cost	$8,465	$7,682	$4,002	$2,294	$2,761	$3,647
Interest cost	16,084	16,999	18,943	2,332	3,315	3,706
Expected return on plan assets	(21,619)	(22,358)	(22,179)	—	—	—
Amortization of unrecognized transition asset	41	41	41	—	—	—
Amortization of unrecognized prior service cost	(218)	(170)	66	—	—	—
Amortization of unrecognized net loss (gain)	(633)	(868)	181	(2,029)	(1,221)	(531)

Total costs	$2,120	$1,326	$1,054	$2,597	$4,855	$6,822

      Depending upon actual future health care claims experience, Intelsat’s actual costs may vary significantly from those projected above. As of September 30, 2001 and 2002, the assumed health care cost trend rate was a constant 7%.

      Increasing the assumed health care cost trend rate by 1% each year would increase the other postretirement benefits obligation as of September 30, 2002 by $6,707. Decreasing this trend rate by 1% each year would reduce the other postretirement benefits obligation as of September 30, 2002 by $5,711. A 1% increase or decrease in the assumed health care cost trend rate would increase or decrease the aggregate service and interest cost components of net periodic other postretirement benefits cost for 2002 by $1,523 and $932, respectively.

      At December 31, 2002, a minimum pension liability was recorded for $23,864, of which $21,524 and $2,340 were included in accumulated other comprehensive loss and other assets, respectively, in the accompanying consolidated balance sheet. The minimum pension liability represents the extent to which the Plan’s accumulated benefit obligation exceeded the Plan’s assets. The $2,340 recorded in other assets represents an intangible asset resulting from an unamortized transition obligation and prior service cost.

          (b) Other retirement plans

      Intelsat maintains two defined contribution retirement plans. One of these plans provides benefits to employees who were hired before July 19, 2001, and the other plan provides benefits to individuals who have been hired on or after July 19, 2001. The Company recognized compensation expense of $1,495, $1,750 and $2,167 during 2000, 2001 and 2002 related to its defined contribution retirement plans. Intelsat also maintains an unfunded supplemental pension plan for executives; however benefit accruals under the plan were discontinued during 2001. The accrued liability for the supplemental pension plan for executives was $1,274 and $951 as of December 31, 2001 and 2002, respectively.

Note 9     Share option plan

      In July 2001, Intelsat established a share option plan. Under the share option plan, employees, directors, independent contractors, advisors and consultants are eligible to receive awards of share options. The maximum number of ordinary shares that may be issued under the share option plan is 3,333,333.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

      The share option plan enables the holder of options to purchase ordinary shares at a specified exercise price. The exercise price is established on the date of grant and may not be less than the fair market value of the ordinary shares on that date. Options generally vest over a three-year period, in equal one-third installments on each of the first, second and third anniversaries of the date of grant, with a term not to exceed ten years. In general, the options granted, once vested, may be exercised only after the earlier of the first anniversary of our initial public equity offering and the third anniversary of the date of grant.

      The Board of Directors has adopted a resolution providing for each director to be awarded share options valued at $23. These options are to be granted annually, and vest immediately upon award.

      A summary of the share option activity is presented below:

	Share Options	Weighted-Average
	Outstanding	Exercise Price

Options granted	2,938,631	$19.05
Options canceled	(992)	$19.05

Options outstanding at December 31, 2001	2,937,639	$19.05
Options granted	248,739	$16.17
Options canceled	(279,033)	$19.05

Options outstanding at December 31, 2002	2,907,345	$18.80

      The following table summarizes information about share options outstanding at December 31, 2002:

			Weighted-Average
			Remaining
Option	Share Options	Share Options	Contractual Life
Price Per Share	Outstanding	Exercisable	(years)

$19.05	2,658,606	—	8.8
$16.17	248,739	—	10.0

	2,907,345	—	8.9

      In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 defines a “fair value based method” of accounting for stock-based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. Prior to the issuance of SFAS No. 123, stock-based compensation was accounted for under the “intrinsic value method” as defined by APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, compensation is the excess, if any, of the market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 allows an entity to continue to use the intrinsic value method. However, entities electing the accounting in APB Opinion No. 25 are required to make pro forma disclosures as if the fair value based method of accounting had been applied. Intelsat applies APB Opinion No. 25 and the related interpretations in accounting for its stock-based compensation. Accordingly, no compensation expense has been recognized, as all of the options granted had an exercise price equal to the fair value of the underlying ordinary shares on the date of grant.

      The weighted-average fair value per share of the options granted during 2001 and 2002 was $4.21 and $2.26 at the respective grant dates. If compensation expense had been determined based on the fair value of the options at the grant dates consistent with the method of accounting under SFAS No. 123, Intelsat’s pro forma net income and pro forma net income per ordinary share would have been approximately $498,544 and

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

$2.99, respectively, in 2001 and $271,573 and $1.65, respectively, in 2002. In determining pro forma net income, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants made during the years ended December 31, 2001 and 2002.

	Year Ended
	December 31,

	2001	2002

Risk-free interest rate	5.0%	3.0%
Expected term	5 years	5 years
Dividend yield	—	—
Expected volatility	—	—

Note 10     Income taxes

      Intelsat became subject to taxes on the date of privatization. A deferred tax benefit and a related net deferred tax asset in the amount of $24,536 were recorded as a result of Intelsat’s change in taxable status upon privatization.

      The provision for income taxes consisted of the following:

	Year Ended
	December 31,

	2001	2002

Current	$35,946	$28,764
Deferred	(30,587)	4,257

Total provision for income taxes	$5,359	$33,021

      Because Bermuda does not currently impose an income tax, Intelsat’s statutory tax rate is zero. The difference between tax expense reported in the accompanying statement of operations and tax computed at statutory rates is attributable to the provision for foreign taxes.

      The components of Intelsat’s net deferred tax asset were as follows:

	Year Ended
	December 31,

	2001	2002

Deferred tax assets:
Accrued liabilities	$5,186	$5,679
Accrued retirement benefits	28,614	38,356

Total deferred tax assets	33,800	44,035
Deferred tax liabilities:
Depreciation	(3,213)	(9,096)

Total net deferred tax asset	$30,587	$34,939

Note 11     Contractual commitments

      In the further development and operation of Intelsat’s global commercial communications satellite system, significant additional expenditures are anticipated.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

      The portion of these additional expenditures represented by contractual commitments as of December 31, 2002 and the expected year of payment are as follows:

	Capital	Expense	Total

2003	$229,579	$18,383	$247,962
2004	87,385	11,188	98,573
2005	65,854	9,826	75,680
2006	33,870	3,954	37,824
2007	28,720	1,790	30,510
Thereafter	97,743	10,430	108,173

	543,151	55,571	598,722

Less amount representing interest on capital lease obligation and deferred satellite performance incentives	(72,846)	—	(72,846)

Total net commitments	$470,305	$55,571	$525,876

      Due to the nature of its business, Intelsat has large contracts for satellite construction and launch services and pays significant amounts to a limited number of suppliers for assets and services scheduled for future delivery.

      In the table above, capital commitments in 2005 include the cash deposit related to termination of Intelsat’s order for the Intelsat 10-01 satellite that will be applied against the cost of a future launch, or will be forfeited if Intelsat does not place a launch order by July 31, 2005. See Note 6 for further information.

      In addition to the commitments in the table above, Intelsat has a commitment to Wildblue Communications, Inc. in connection with Intelsat’s acquisition of a minority stake in Wildblue. This transaction is discussed in Note 16(c).

      Intelsat offers its customers long-term commitments of varying lengths up to 15 years for a range of services at rates that are progressively lower for longer commitment periods.

      Intelsat leases space in its Washington, D.C. building to various tenants. As of December 31, 2002, the minimum rental income anticipated with respect to these leases is approximately $2,966, of which $2,324 is expected to be received during the next five years. Rental income is included in other income in the accompanying consolidated statements of operations.

Note 12     Contingencies

          (a) Insurance

      Intelsat has obtained insurance coverage for possible losses that may occur during the launch of its satellites and in subsequent periods of in-orbit operations. Intelsat currently has insurance covering the in-orbit operations of 10 of its 23 satellites. Six of the satellites, the Intelsat 706, 707, 802, 805, 901 and 902 satellites, are covered by an insurance policy that will expire on November 8, 2003. Under the terms of this policy, Intelsat co-insures $100,000 of the net book value of each satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Four additional satellites, the Intelsat 903, 904, 905 and 906 satellites, are covered under a policy that covers the launch and first year of in-orbit operations for the Intelsat IX series satellites. This insurance is in an amount approximately equal to the net book value of each satellite, excluding capitalized performance incentives relating to the satellites, and does not have a co-insurance requirement. Upon the expiration of the current

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

insurance coverage of each of the Intelsat 903, 904, 905 and 906 satellites, each will then be covered by the in-orbit insurance policy currently covering the six satellites noted above until the expiration of the policy on November 8, 2003.

          (b) Privileges and immunities

      As a privatized entity, Intelsat no longer benefits from certain privileges and immunities that it held as an intergovernmental organization. As a result, Intelsat may be a party to disputes arising from normal business activities. Management believes that the resolution of any such matters would not have a material adverse effect on the Company’s financial position or future operating results.

Note 13     Business segment and geographic information

      Intelsat operates in a single industry segment, in which it provides satellite services to its telecommunications customers around the world. Intelsat’s shareholders generated approximately 88%, 89% and 78% of revenue in 2000, 2001 and 2002, respectively.

      The geographic distribution of Intelsat’s revenues was as follows:

	Year Ended
	December 31,

	2000	2001	2002

Europe	28%	29%	29%
North America and Caribbean	23%	24%	24%
Asia Pacific	19%	18%	17%
Latin America	14%	13%	13%
Sub-Saharan Africa	8%	9%	11%
Middle East and North Africa	8%	7%	6%

      Approximately 16%, 15% and 12% of Intelsat’s revenue was derived from its largest customer in 2000, 2001 and 2002, respectively. No other single customer accounted for more than 5% of revenue in any of those years. The ten largest customers accounted for approximately 43% of Intelsat’s revenue in both 2000 and 2001, and approximately 36% of Intelsat’s revenue in 2002. Revenue by region is based on the locations of customers to which services are billed.

      Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

Note 14     Restructuring costs

      In October 2001, Intelsat reduced the size of its workforce by 105 employees, or approximately 11%, reflecting the elimination of certain positions that were no longer required after privatization. Operations were also streamlined in order to respond to market and industry conditions. As a result of these actions, severance costs of $7,300 were incurred in 2001. At December 31, 2001, accrued restructuring costs of approximately $3,700 were included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet. These amounts were fully paid in January 2002.

      In December 2002, Intelsat reduced the size of its workforce by 130 employees, or approximately 12%, reflecting efforts to further streamline operations in response to market and industry conditions. As a result of the workforce reduction, severance costs of $5,522 were incurred in 2002. At December 31, 2002, accrued

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

restructuring costs of $4,624 were included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet. These amounts are expected to be substantially paid by the end of the second quarter of 2003.

Note 15     WorldCom reorganization

      Upon the closing of the COMSAT acquisition described in Note 3, WorldCom, Inc. became Intelsat’s largest customer. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Telecommunications revenue generated from WorldCom, Inc. and its affiliates as direct customers was $7,325 and $10,715 for the years ended December 31, 2001 and 2002, respectively. Based upon information provided by Lockheed Martin Corporation, WorldCom, Inc. accounted for approximately $60,000 (unaudited) of COMSAT’s revenue from the sale of Intelsat capacity for the year ended December 31, 2001 and approximately $47,800 (unaudited) for the period from January 1, 2002 to the date of closing of the COMSAT acquisition described in Note 3. On a pro forma basis, WorldCom, Inc. and its affiliates would have accounted for approximately 6% of revenue (unaudited) in each of the years ended December 31, 2001 and 2002, had the acquisition of COMSAT World Systems closed at the beginning of 2001. Management cannot predict the effect that WorldCom, Inc.’s bankruptcy proceedings will have on future revenue. At December 31, 2002, Intelsat had receivables of $10,100 due from WorldCom, Inc. and affiliates, of which $9,814 was reserved for in the allowance for doubtful accounts.

Note 16     Related party transactions

          (a) Shareholder collateral and other deposits

      Included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets are collateral and other deposits held from customers which are also shareholders in the amounts of $21,728 and $20,646 at December 31, 2001 and 2002, respectively. Collateral generally represents cash balances held in accordance with telecommunications services agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

          (b) Teleglobe insolvency and Share Purchase Agreement

      On May 15, 2002, one of Intelsat’s largest customers and one of its shareholders, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, Intelsat recorded a reserve of $12,836 against all of its account receivable from Teleglobe Inc. as of March 31, 2002, and did not recognize any revenue from Teleglobe Inc. from April 1, 2002 through May 15, 2002, since collection was not ensured. Intelsat has continued to provide services to Teleglobe Inc. for which Intelsat has been paid in advance since May 16, 2002. Telecommunications revenue generated from Teleglobe Inc. and its affiliates was $41,732 in 2000, $47,763 in 2001 and $35,141 in 2002 and accounted for approximately 4% of Intelsat’s telecommunications revenue in each of those years.

      On September 20, 2002, Intelsat’s Intelsat Global Sales subsidiary acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65,000. Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe Inc. was transferred to an escrow agent, who holds the shares in trust for Intelsat Global Sales, subject to specified limited voting and dividend rights of Teleglobe Inc. The share purchase agreement contemplates that the escrow agent will sell the shares in Intelsat’s contemplated initial public offering or in another manner set forth in the agreement and will subsequently deliver the proceeds of any such sale to Intelsat Global Sales and, in some cases, to Teleglobe Inc. If all of the shares held in escrow are sold and the sale proceeds exceed $90,139, Intelsat Global Sales will receive $90,139, and

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

Teleglobe Inc. will receive the portion of the sale proceeds that exceeds $90,139. If only a portion of the shares held in escrow are sold, Intelsat Global Sales will receive the portion of the sale proceeds equal to the percentage of $90,139 that is equal to the percentage the sold shares represent of the total number of shares originally held in escrow, and Teleglobe Inc. will receive any remaining sale proceeds. If Intelsat has not conducted a registered offering of its ordinary shares by December 31, 2003, or if Intelsat has conducted such an offering by that time but some of the escrowed shares remain unsold as of December 31, 2004, the share purchase agreement provides for the unsold shares and any cash held as escrow property to be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of cash and shares under the agreement valued at $90,139. If there are any shares or cash remaining after this distribution to Intelsat Global Sales, these shares and cash will be transferred to Teleglobe Inc.

      In connection with the share purchase transaction, Teleglobe Inc. agreed to retain nearly 75% (unaudited) of its service orders with Intelsat, which represented $131,748, or 3% (unaudited), of Intelsat’s backlog as of December 31, 2002. The remaining service orders, which represented $47,371, or 1% (unaudited), of Intelsat’s backlog as of the closing date of the share purchase transaction, were terminated in connection with the transaction. Teleglobe Inc. also agreed to provide payment semi-monthly in advance for the service orders it has with Intelsat that were not terminated, as opposed to the quarterly in arrears payment terms originally applicable to those service orders. Upon the assignment of Teleglobe Inc.’s service orders to another person, the service orders will be amended to provide for payment monthly in arrears. The assignment of these service orders is subject to the consent of Intelsat Global Sales, which has agreed not to unreasonably withhold its consent as long as the service orders are assigned to persons that Intelsat Global Sales considers in its reasonable opinion to be creditworthy in accordance with its credit criteria. All other terms and conditions of these service orders will remain unchanged.

      The closing of the share purchase transaction was subject to, among other things, the approval of the monitor of the Canadian insolvency proceedings and the approval of the Ontario Superior Court of Justice, both of which were obtained. All rights of appeal from the Court’s decision to approve the transaction have expired. In connection with the share purchase transaction, Intelsat Global Sales also released Teleglobe Inc. from claims with respect to all service fees payable for service provided to Teleglobe Inc. prior to May 15, 2002 and with respect to all termination fees payable pursuant to the service orders being terminated.

      Intelsat has accounted for the share purchase transaction similar to an acquisition of treasury stock. Under FASB Technical Bulletin No. 85-6, amounts paid for treasury stock above fair value and additional rights and consideration received are allocated to the various components received. The estimated aggregate market value of the shares acquired by Intelsat exceeded the cash payments made to Teleglobe Inc. on September 20, 2002 by more than the amounts due to Intelsat. As a result, Intelsat was able to recover the $15,958 of receivables owed by Teleglobe Inc., consisting of $12,836 that was fully reserved in the first quarter of 2002 as well as $3,122 related to telecommunications revenue that had not been previously recognized since the collection of those amounts was not ensured. Intelsat believes that the closing of the share purchase transaction enabled it to change its estimated reserve for uncollectible accounts and recognize the previously unrecognized service fees for which collection was uncertain, in accordance with APB Opinion No. 20, Accounting Changes. The shares acquired by Intelsat Global Sales are deemed not to be outstanding for the purposes of Intelsat’s consolidated financial statements.

      Teleglobe Inc.’s remaining interest in the shares is deemed to be a free-standing derivative in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. This resulted in Intelsat recording an obligation to Teleglobe Inc. on September 20, 2002 of $25,860, which reflected the estimated fair value of this derivative on that date. Any future changes that occur in Intelsat’s obligation to Teleglobe Inc. will be recorded as an additional expense or

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

as additional income on Intelsat’s consolidated financial statement of operations. On December 31, 2002, Intelsat reduced its obligation to Teleglobe Inc. to $19,780, based on a valuation of the underlying shares, and recorded other income of $6,080 for the amount of the adjustment.

          (c) Wildblue Subscription Agreement

      On December 9, 2002, Intelsat entered into an agreement with Wildblue Communications, Inc. to acquire a minority stake in Wildblue for a purchase price of $58,000. Wildblue plans to provide broadband Internet access services via Ka-band satellite to homes and small business users in the continental United States beginning in 2004. The closing of this transaction is subject to, among other things, Federal Communications Commission and other governmental approvals and the satisfaction of other closing conditions. Intelsat has agreed to provide Wildblue with up to $2,000 in interim funding before the closing of the acquisition, which will be repaid upon closing. As of December 31, 2002, Intelsat had a loan receivable of $744 from Wildblue with respect to such interim funding provided on December 20, 2002. In connection with this agreement, Intelsat has agreed to purchase 50% of any shares sold by one of the minority investors, at the investor’s option, up to a maximum purchase price of $5,000. Other investors in this round of financing, which totals $156,000 including Intelsat’s investment, include the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of Intelsat’s directors is a director of Liberty Media Corporation, which indirectly owns a minority interest in Wildblue and owns a majority of the outstanding stock of Liberty Satellite & Technology, Inc.

Note 17     Subsequent events

          (a) Launch of 907 satellite

      On February 15, 2003, Intelsat launched the 907 satellite, increasing to 24 the number of satellites in Intelsat’s fleet that Intelsat owns and operates.

          (b) Insurance

      Since the launch of the 907 satellite on February 15, 2003, the in-orbit operations of the satellite have been covered under the insurance policy that covers the launch and first year of in-orbit operations for the Intelsat IX series satellites. As of February 23, 2003, the 904 satellite had been in orbit for one year and was no longer covered by the policy covering the launch and first year of in-orbit operations for the Intelsat IX series satellites. However, as of February 23, 2003, the 904 satellite is covered by the in-orbit insurance policy with the $100,000 co-insurance requirement. The 904 satellite will be covered by that policy until the policy’s expiration on November 8, 2003.

          (c) Investment in Galaxy Satellite Broadcasting

      On February 20, 2003, Intelsat Hong Kong LLC ( “Intelsat Hong Kong”) entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited (“TVB Holdings”) and Galaxy Satellite TV Holdings Limited (“Galaxy Holdings”), pursuant to which Intelsat Hong Kong acquired a 51% stake in Galaxy Holdings for approximately U.S.$70,000 in cash and in-kind contributions. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited (“Galaxy”), which holds licenses to provide pay television and teleport services in Hong Kong. Galaxy expects to launch its pay television service in late 2003 or early 2004. TVB Holdings holds the remaining 49% stake in Galaxy Holdings.

INTELSAT
(see Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(US$ in thousands, except share and per share amounts)

      Pursuant to the agreement, Intelsat Hong Kong agreed to contribute total consideration valued at $542,000 in Hong Kong dollars, or approximately $70,000 in U.S. dollars. Intelsat Hong Kong’s contribution is comprised of HK$413,300 in cash, payable in installments in 2003, 2004 and 2005, and HK$128,700 in kind in the form of satellite capacity to be provided to Galaxy. In February 2003, Intelsat Hong Kong made its required 2003 cash contribution of HK$173,900, or approximately U.S.$22,311. In addition to its HK$542,000 cash and in-kind contribution, Intelsat Hong Kong is required to contribute its share, based on percentage ownership in Galaxy Holdings at the time of contribution, of up to an additional HK$170,100 if the board of directors of Galaxy Holdings determines that the aggregate amount of the cash contributions made by Intelsat Hong Kong and TVB Holdings in 2003, 2004 and 2005 is insufficient to fund Galaxy’s start-up and initial operational costs.

          (d) Expiration of the 364-day credit facility

      On March 20, 2003, Intelsat’s 364-day revolving credit facility expired. As of the date of expiration, there were no borrowings outstanding under this facility.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS(1)

	Balance at	Charged to Costs	Charged to		Balance at
Description	Beginning of Period	and Expenses	Other Accounts	Deductions	End of Period

	(US$ in thousands)
Year ended December 31, 2001:
Restructuring reserve	$—	$7,300	$—	$3,600	$3,700
Year ended December 31, 2002:
Allowance for doubtful accounts	$—	$9,472	$18,628 (2)	$—	$28,100
Restructuring reserve	$3,700	$5,522	$—	$4,598	$4,624

(1)	Not applicable for the year ended December 31, 2000.

(2)	Allowance for doubtful accounts recorded in connection with the acquisition of assets of COMSAT World Systems.

EXHIBIT INDEX

Exhibit
Number	Exhibit

1.1	Certificate of Incorporation of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
1.2	Memorandum of Association of Intelsat, Ltd. (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
1.3	Bye-laws of Intelsat, Ltd. (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.1	Indenture, dated as of April 1, 2002, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.2	Officers’ Certificate dated April 15, 2002 relating to Intelsat, Ltd.’s 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.3	Form of 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.4	Registration Rights Agreement, dated as of April 15, 2002, among Intelsat, Ltd., Lehman Brothers Inc., Salomon Smith Barney Inc. and the other parties named therein (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.5	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Deutsche Bank AG (formerly Bankers Trust Company), relating to 6.625% Notes due March 2004 and form of Note (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.6	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Citibank, N.A. (formerly Morgan Guaranty Trust Company of New York), relating to 8.375% Notes due Oct. 2004 and form of Note (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.7	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Citibank, N.A. (formerly Morgan Guaranty Trust Company of New York), relating to 8.125% Notes due Feb. 2005 and form of Note (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.8	Assignment, Assumption and Amendment Agreement, dated as of July 18, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd. and Citibank, N.A. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.9	Assignment, Assumption and Amendment Agreement, dated as of July 18, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd. and Deutsche Bank AG (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.1	Restructuring Agreement, dated as of July 17, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC, Intelsat LLC and the Signatories named on Schedule I and the Investing Entities named on Schedule II (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

Exhibit
Number	Exhibit

4.2	Shareholders Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the Signatories named on Schedule I and the Investing Entities named on Schedule II (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.3	Registration Rights Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the parties named therein (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.4	Member Protection Rights Agreement, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.5	Trust Agreement I, dated as of July 18, 2001, among Intelsat, Ltd., The Bank of New York, as Trustee, and Pakistan Telecommunication Company Limited, as Beneficiary (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.6	Trust Agreement II, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.7	Novation Agreement, dated as of July 18, 2001, between Intelsat U.K., Ltd. and Lockheed Martin World Systems, including schedule of omitted contracts and differences with filed contract (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.8	Transfer Agreement, dated as of July 17, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC and Intelsat LLC (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.9	$500,000,000 364-Day Credit Agreement, dated as of March 21, 2002, among Intelsat, Ltd., Various Banks and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.10	$500,000,000 3-Year Credit Agreement, dated as of March 21, 2002, among Intelsat, Ltd., Various Banks and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.11	Headquarters Land Lease, dated as of February 28, 1985, between the International Telecommunications Satellite Organization and the U.S. Government, as amended (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.12	Contract No. INTEL-820, dated April 6, 1989, between the International Telecommunications Satellite Organization and COMSAT Corporation (Clarksburg TTC&M), as amended (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.13	Contract No. INTEL-821, dated April 6, 1989, between the International Telecommunications Satellite Organization and COMSAT Corporation (Paumalu TTC&M), as amended (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.14	Contract No. INTEL-825, dated March 27, 1989, between the International Telecommunications Satellite Organization and Xantic (Perth TTC&M), as amended (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)

Exhibit
Number	Exhibit

4.15	Contract No. INTEL-823, dated November 18, 1988, between the International Telecommunications Satellite Organization and DeTeSat (Raisting TTC&M), as amended (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.16	Contract No. INTEL-822, dated December 2, 1988, between the International Telecommunications Satellite Organization and Telespazio S.p.A. (Fucino TTC&M), as amended (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.35 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002). (1)
4.17	Contract No. INTEL-824, dated February 13, 1989, between the International Telecommunications Satellite Organization and China National Instruments Import And Export Corporation, on behalf of the Beijing Telecommunications Administration (Beijing TTC&M), as amended (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.33 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002). (1)
4.18	Contract No. Intelsat-2822, dated April 26, 2002, between Intelsat Global Service Corporation and KT Corporation (Korea TT&C) (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.19	Contract No. Intelsat-S-2766, dated February 13, 2002, between Intelsat Global Service Corporation and Lockheed Martin Commercial Space Systems and related service order (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.20	Transponder Purchase Agreement, dated September 12, 2000, between the International Telecommunications Satellite Organization and Telenor Satellite Services AS (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.21	Contract No. Intelsat-2799, dated December 12, 2001, between Intelsat LLC and Sea Launch Company L.L.C., as amended (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.22	Contract No. Intelsat-2835, dated January 10, 2002, between Intelsat LLC and Lockheed Martin Commercial Launch Services, Inc., as amended (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.32 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002.) (1)
4.23	Contract No. INTEL-2399, dated September 26, 2000, between the International Telecommunications Satellite Organization and Arianespace, as amended (incorporated by reference to Exhibit 10.28 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.24	Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS, as amended (incorporated by reference to Exhibit 10.29 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.25	Amendment No. 3, dated January 14, 2003, to Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS.* (2)
4.26	Amendment No. 4, dated January 30, 2003, to Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS.* (2)

Exhibit
Number	Exhibit

4.27	Contract No. INTEL-1700, dated March 18, 1997, between the International Telecommunications Satellite Organization and Space Systems/ Loral, Inc., as amended (incorporated by reference to Exhibit 10.30 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.28	Share Purchase Agreement, dated as of August 21, 2002, between Teleglobe Inc. and Intelsat Global Sales & Marketing Ltd. (incorporated by reference to Exhibit 10.31 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.29	Asset Purchase Agreement, dated as of March 15, 2002, among COMSAT Corporation, COMSAT Digital Teleport, Inc. and Intelsat (Bermuda), Ltd., as amended (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibits 2.3 and 2.4 of Amendment No. 2 to the Registration Statement on Form F-4, File No. 333-99189, filed on December 11, 2002). (1)
4.30	Purchase Agreement, dated April 10, 2002, among Intelsat, Ltd., Lehman Brothers Inc., Salomon Smith Barney, Inc. and the others parties named therein (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.31	Subscription and Shareholders Agreement relating to Galaxy Satellite TV Holdings, Ltd., dated as of February 20, 2003, among Intelsat Hong Kong, LLC, TVB Satellite TV Holdings, Ltd. and Galaxy Satellite TV Holdings, Ltd.* (2)
6.1	Statement re computation of per share earnings.*
8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment with respect thereto.

(2)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on the date hereof.