Form 20-F
period 2003-12-31
INTELSAT LTD
filed 2004-03-15
CIK 1156871

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-50262

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

N/A	Bermuda
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

North Tower, 2nd Floor

90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of Each Exchange
Title of Each Class	On Which Registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Options to purchase Ordinary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2003, 166,666,755 ordinary shares, par value $3.00 per share, were issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17     ☐          Item 18 ☑

INTRODUCTION

      References in this annual report to “we”, “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda.

      We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to as the IGO, which was created on an interim basis in 1964 to establish and operate a global satellite system and was formally established in February 1973. On July 18, 2001, the IGO privatized by transferring substantially all of its assets and liabilities to Intelsat, Ltd. and its wholly owned subsidiaries. References in this annual report to our business and operations refer to the business and operations of the IGO prior to the privatization and to the business and operations of Intelsat, Ltd. and its subsidiaries subsequent to the privatization.

      Our principal executive offices are located at North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Our telephone number is (441) 294-1650.

OUR BUSINESS

      We are a leading provider of satellite communications services worldwide, supplying voice, data and video connectivity in over 200 countries and territories. Founded in 1964, we have provided communications capacity for events that were milestones in 20th century history — from broadcasting the video signals of the first moon walk, to providing the “hot line” connecting the White House and the Kremlin, to broadcasting live television coverage of every Olympics since 1968.

      We currently provide services that are utilized by leading multinational corporations, the U.S. government and major communications providers around the world. Our goal is to be a global connectivity leader connecting people and businesses around the globe with high-quality, flexible and innovative communications services. We intend to sustain our leadership position in the fixed satellite services sector and maintain our profitability by:

•	focusing on growing our business in the video, government/military and corporate network customer segments;

•	expanding our managed service offerings, developing new applications and focusing on niche markets in the voice and data customer segments; and

•	pursuing strategic transactions, such as our proposed acquisition as described below of satellites and other related assets from Loral Space & Communications Corporation and certain of its affiliates, referred to together as Loral or the Sellers, to further diversify our service application mix, enhance the geographic coverage of our network and achieve operational efficiencies to improve our long-term financial performance.

FINANCIAL AND OTHER INFORMATION

      Unless otherwise indicated, all references to “dollars” and “$” in this annual report are to, and all monetary amounts in this annual report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with accounting principles generally accepted in the United States.

      Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

      In this annual report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

      Some of the statements in this annual report constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

      When used in this annual report, the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our intent to leverage our solid financial position and our leadership position in our industry to grow our business; our ability to sustain our leadership position in the fixed satellite services sector; our belief that corporate and broadband data and government/military applications represent opportunities for stable growth over the long term; our ability to build new broadcast communities for video services in certain markets; our belief that the demand for broadband access and direct-to-home transmission of television programming could contribute to future growth in the demand for satellite services in certain markets; our belief that we can use strategic transactions to achieve our strategic objectives; our belief that the globalization of business will result in increased demand for communications capacity; our belief that our customer base provides us with a competitive advantage in local markets around the world and credibility as we introduce new services; our belief that our customers increasingly require integrated and managed services best addressed by a hybrid network that combines space and terrestrial infrastructure; our expectation that the fixed satellite services sector will experience relatively flat to moderate growth over the next few years; our belief that deregulation will present additional opportunities for us; our expectation that the introduction of high definition television, or HDTV, in developed markets will increase demand for wholesale satellite capacity; the trends that we believe will impact our revenue and operating expenses in the future; statements about our expectations regarding the proposed acquisition of satellites and other related assets from Loral; our belief that the proposed Loral transaction could increase our revenue from broadcasting, cable television, private data networking and other point-to-multipoint traffic and enable us to maintain our global leadership position in the fixed satellite services sector; our belief that the proposed Loral transaction could enhance our service application mix and geographic coverage; our belief that the proposed Loral transaction could expand our market share in the video business segment; our belief that the proposed Loral transaction could increase our operating expenses; our expectation that the proposed Loral transaction could positively impact our revenue; our expectation that, although the proposed Loral transaction will positively impact our revenue, the transaction will negatively impact our net income in the near term; our expectation that the Loral transaction will have a positive impact on our net income in the medium term as a result of the expected positive impact on our revenue, our expectation that the increase in our operating costs as a result of the transaction will be incremental in nature and our expectation that the transition costs in connection with the transaction will be short-term in nature; our expectation that our capital expenditures will increase if the proposed Loral transaction is completed; our expectation that, if the proposed Loral transaction is completed, our most significant liquidity requirements will arise in connection with the transaction; our expected capital expenditures in 2004; our expectation that our most significant liquidity requirements in 2004, excluding expenditures relating to the proposed Loral transaction, will arise from the payment of $400.0 million in debt maturing in 2004 and the funding of capital expenditures.

      The forward-looking statements made in this annual report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3.D — “Risk Factors.”

      Other factors that may cause results or developments to differ materially from the forward-looking statements made in this annual report include, but are not limited to:

•	the quality and price of comparable communications services offered or to be offered by our competitors;

•	the perceptions of our business, operations and financial condition and the industry in which we operate by the financial community and ratings agencies;

•	political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

•	other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

      In connection with the proposed acquisition of satellites and other related assets from Loral Space & Communications Corporation and certain of its affiliates as described in this annual report under Item 4.B — “Business Overview — Agreement to Purchase the North American Satellite Assets of Loral,” factors that may cause results or developments to differ materially from the forward-looking statements made in this annual report include, but are not limited to, the failure to complete the proposed transaction and the failure to achieve our strategic and financial objectives for the proposed transaction.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this annual report and to view all forward-looking statements made in this annual report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

      The following selected financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and their notes included elsewhere in this annual report. The consolidated statement of operations data for each of the years in the five-year period ended December 31, 2003 and the consolidated balance sheet data for the years ended December 31, 2000, 2001, 2002 and 2003 have been derived from consolidated financial statements audited by KPMG LLP, independent auditors. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from financial statements that are not included in this annual report.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$979,032	$1,099,751	$1,084,009	$991,956	$952,781

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	93,180	93,162	101,985	117,405	136,223
Selling, general and administrative	47,362	61,900	95,600	121,077	132,750
Depreciation and amortization(1)	441,183	414,250	340,449	361,322	403,234
Privatization initiative	11,433	21,575	33,576	—	—
IS-10-01 contract termination costs	—	—	—	34,358	(3,000)
Restructuring costs	—	—	7,300	5,522	(837)

Total operating expenses	593,158	590,887	578,910	639,684	668,370

Income from operations	385,874	508,864	505,099	352,272	284,411
Interest expense, net	(59,263)	(24,859)	(13,050)	(55,053)	(97,789)
Other income, net	29,561	20,885	12,293	9,942	20,626

Income before income taxes	356,172	504,890	504,342	307,161	207,248
Provision for income taxes(2)	—	—	5,359	33,021	26,129

Net income	$356,172	$504,890	$498,983	$274,140	$181,119

Basic and diluted net income per ordinary share (3)	$2.14	$3.03	$2.99	$1.66	$1.13
Dividends per ordinary share	—	—	—	—	—
Basic and diluted weighted average ordinary shares outstanding(3)	166,666,755	166,666,755	166,666,755	164,893,283	160,382,120
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$820,886	$933,048	$856,388	$657,985	$604,605
Net cash used in investing activities	(330,327)	(546,020)	(663,671)	(678,222)	(968,317)
Net cash (used in) provided by financing activities	(464,855)	(411,828)	(191,161)	31,504	956,425
Other Data (unaudited):
EBITDA, as adjusted(4)	$827,057	$923,114	$845,548	$713,594	$687,645

(Footnotes on following page)

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Reconciliation of Net Income to EBITDA, As Adjusted:
Net income	$356,172	$504,890	$498,983	$274,140	$181,119
Add:
Interest expense, net	59,263	24,859	13,050	55,053	97,789
Provision for income taxes(2)	—	—	5,359	33,021	26,129
Depreciation and amortization	441,183	414,250	340,449	361,322	403,234
Subtract:
Other income, net	29,561	20,885	12,293	9,942	20,626

EBITDA, as adjusted(4)	$827,057	$923,114	$845,548	$713,594	$687,645

	As of December 31,

	1999	2000	2001	2002	2003

	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Total assets	$3,164,089	$3,199,163	$3,576,135	$3,965,432	$5,072,717
Total liabilities	1,612,682	1,497,523	1,580,309	1,815,198	2,713,202
Total shareholders’ equity	1,551,407	1,701,640	1,995,826	2,150,234	2,344,400
Book value per ordinary share	$9.31	$10.21	$11.97	$13.41	$14.62

(1)	As of January 1, 2001, we revised the estimated useful lives for certain satellites. The effect of these revised estimates was to increase the useful lives of substantially all of our Intelsat VII and VIII series satellites and thereby decrease depreciation expense by approximately $60,507 for the year ended December 31, 2001.

(2)	Prior to privatization, the IGO was not subject to income taxes. Upon privatization, Intelsat, Ltd. and its subsidiaries became subject to taxes in various jurisdictions. Results of operations for the period from privatization through December 31, 2003 include a provision for these taxes. Intelsat, Ltd. and its subsidiaries also recognized a deferred tax benefit upon privatization as a result of the change in taxable status.

(3)	Basic and diluted net income per ordinary share for each of the three years ended December 31, 2001 has been computed assuming 166,666,755 ordinary shares had been outstanding for those periods. Basic and diluted net income per ordinary share for each of the four years ended December 31, 2002 also assumes that our June 4, 2002 share consolidation occurred at the beginning of the earliest period presented. On June 4, 2002, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Prior to our share consolidation, we had 500,000,000 ordinary shares outstanding and no preference shares outstanding. At December 31, 2003, we had, for accounting purposes, 160,382,120 ordinary shares outstanding and no preference shares outstanding. This number of ordinary shares outstanding excludes the 6,284,635 ordinary shares purchased from Teleglobe Inc. by our subsidiary, Intelsat Global Sales & Marketing Ltd., referred to in this annual report as Intelsat Global Sales.

(4)	EBITDA, as adjusted, consists of earnings before interest, other income (expense), taxes and depreciation and amortization. We adjust EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate our operating results from non-operating income (expense), such as the non-operating income (expense) recorded in 2002 and 2003 related to an obligation payable by us to Teleglobe Inc. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA, as adjusted, to enhance your understanding of our operating performance. We use EBITDA, as adjusted, as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA, as adjusted, is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under U.S. generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. You should not consider EBITDA, as adjusted, as an alternative to operating or net income, determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with generally accepted accounting principles, as an indicator of cash flows, or as a measure of liquidity.

B. Capitalization and Indebtedness

      Not applicable.

C. Reasons for the Offer and Use of Proceeds

      Not applicable.

D. Risk Factors

     Risk Factors Relating to Our Business

We experience competition both within the satellite industry and from other providers of communications capacity, such as fiber optic cable capacity. For example, we are experiencing erosion of our point-to-point services revenue as a result of the migration of customers to fiber optic cable. Competition from other telecommunications providers could have a material adverse effect on our business and could prevent us from implementing our business strategy and expanding our operations as planned.

      We are a global operator in the fixed satellite services sector of the satellite industry. Fixed satellite services include point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed Internet access. We compete against other global and regional satellite operators and against suppliers of ground-based communications capacity. Because some of our competitors may have greater financial resources than we do, they may be able to respond more quickly to industry trends.

      The fixed satellite services sector is subject to consolidation and to competition from other forms of communications technology, such as fiber optic cable. The increasing availability of satellite capacity and capacity from other forms of communications technology has created an excess supply of telecommunications capacity that in certain regions has resulted in a decrease in the prices we are able to charge for our services under new service contracts and therefore has negatively affected our profitability. These trends are contributing to reduced growth rates in the fixed satellite services sector, which is currently expected to experience relatively flat to moderate growth over the next few years.

      We face challenges to our business apart from these industry trends that our competitors may not face. A significant portion of our revenue is derived from point-to-point traffic. Since fiber optic cable capacity is available at substantially lower prices than satellite capacity for the routes for which fiber optic cable capacity is available, competition from fiber optic cable has resulted in a migration of our point-to-point customers from satellite to fiber optic cable on certain routes. We have experienced erosion in our revenue from point-to-point services in recent years due to the build-out of fiber optic cable capacity, and we expect this erosion to continue. Some of our competitors in the fixed satellite services sector have service mixes that are less dependent on point-to-point connectivity than our current service mix. Our plan to address this erosion and sustain our business includes expanding our customer base in point-to-multipoint services, such as video. However, we serve only a small portion of the video segment, and we may not be able to increase our share of this market.

      Our ability to increase our share of the video market will depend in part on our ability to complete the proposed Loral transaction and successfully integrate the acquired assets. Risks relating to the proposed Loral transaction are discussed in later risk factors. Our ability to increase our share of this market will also depend on our ability to attract customers that do not currently use our system. Because some of our competitors have been able to leverage the use of their satellites by a popular broadcaster to attract other broadcasters to their satellites, a significant number of broadcasters, cable systems and consumers may have satellite access equipment already pointed at our competitors’ satellites. In addition, popular broadcasters may have long-term agreements with our competitors. We historically have not created the kind of broadcast distribution communities on our satellites that some of our competitors have created and may not be able to attract popular broadcasters to our system. If we do not complete the proposed Loral transaction or if we are unable to create new broadcast distribution communities or attract new customers in this segment, we may be unable to offset erosion in our point-to-point services revenue or to achieve future revenue growth.

      Our plan to address the erosion in our point-to-point services revenue and to sustain our business also includes providing point-to-point services in areas of the world where fiber optic cable does not yet exist or for which fiber optic cable is believed to be unsuitable and offering integrated satellite/ fiber and managed services. However, we may not be able to further penetrate the point-to-point services market in the regions we are targeting. If we continue to experience the erosion of our point-to-point services business and at the same time fail to capture sufficient growth in the market for point-to-multipoint services such as video or fail to increase our revenue by providing point-to-point services in regions where fiber optic cable capacity is unavailable and by offering integrated and managed services, our business could further shrink and our future revenue and profitability would be materially adversely affected.

      Failure to compete effectively within the satellite industry or failure to implement our business strategy while maintaining our existing business would result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which would restrict our access to the capital markets.

The market for fixed satellite services may not grow or may shrink and therefore we may not be able to attract new customers, retain our existing customers or realize the strategic and financial benefits we expect to obtain from the proposed Loral transaction.

      The fixed satellite services sector is currently expected to experience relatively flat to moderate growth over the next few years. However, the market for fixed satellite services may not grow or may shrink. The development of competing technologies, such as fiber optic cable, is adversely affecting the point-to-point segment of the fixed satellite services sector, which has historically represented the largest component of our revenue. In the point-to-multipoint segment, the global economic downturn, the transition of video traffic from analog to digital and continuing improvements in compression technology have negatively impacted demand for certain fixed satellite services. Developments that we expect to support the growth of the satellite services industry, such as continued growth in data traffic and the proliferation of HDTV and niche programming, may fail to materialize or may not occur in the manner or to the extent that we anticipate.

      Because the market for fixed satellite services may not grow or may shrink, we may not be able to attract customers for the integrated and managed services that we are providing as part of our strategy to sustain our business. In addition, reduced growth in the fixed satellite services market may adversely affect our ability to utilize the assets that we intend to acquire from Loral to achieve our strategic goals of developing a North American franchise and increasing our customer base in the cable television, broadcasting and private data networking segments. As a result, the financial benefits that we expect to obtain from the proposed Loral transaction may not materialize. Moreover, reduced growth in the fixed satellite services market may adversely affect our ability to retain our existing customers. A shrinking market could reduce the number and value of our customer contracts and would have a material adverse effect on our business and results of operations. In addition, there could be a substantial negative impact on our credit ratings and our ability to access the capital markets.

We have several large customers, and the loss of any one of them could reduce our revenue and materially adversely affect our business. In addition, our customers are primarily telecommunications companies. Our revenue backlog and profitability may be negatively affected as a result of financial difficulties experienced by our customers in the telecommunications sector.

      In 2003, our ten largest customers and their affiliates represented approximately 35% of our revenue. The loss of any of these customers could significantly affect our revenue and profitability.

      Most of our customers are telecommunications companies, and the telecommunications sector has experienced a downturn. To the extent the credit quality of our customers that are telecommunications carriers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results. In addition, our expected future revenue from customers that are experiencing financial difficulties may be at risk.

      For example, WorldCom, Inc., Teleglobe Inc. and Verestar, Inc. are customers of ours that have experienced financial difficulties. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On April 14, 2003, WorldCom, Inc. announced that it had changed its brand name to MCI, and, on the effective date of WorldCom, Inc.’s reorganization, its corporate name is expected to be changed to MCI, Inc. Our revenue generated from WorldCom, Inc. and its affiliates as direct customers was $10.7 million, or 1.1%, in 2002 and $43.2 million, or 4.5%, in 2003. Prior to our November 2002 acquisition of COMSAT Corporation’s World Systems business unit, WorldCom, Inc. purchased our capacity primarily from COMSAT Corporation, referred to as COMSAT. We understand from Lockheed Martin Corporation, COMSAT’s parent company, that WorldCom, Inc. accounted for approximately $47.8 million of COMSAT’s revenue from the sale of our capacity for the period from January 1, 2002 to the date of closing of the COMSAT transaction. On a pro forma basis, WorldCom, Inc. and its affiliates would have accounted for approximately 6% of our revenue for the year ended December 31, 2002 had the COMSAT transaction occurred as of January 1, 2002. We experienced a decline in revenue during the year ended December 31, 2003 that was due in part to a decline in the level of services provided to WorldCom, Inc. As of December 31, 2003, WorldCom, Inc. and its affiliates accounted for $73.5 million, or 2.1%, of our backlog. As of December 31, 2003, we had receivables of $13.0 million due from WorldCom, Inc. and its affiliates, of which $6.7 million was reserved for in our allowance for doubtful accounts and $8.4 million related to pre-petition receivables. The loss of WorldCom, Inc. as a customer would reduce our revenue and backlog and could materially adversely affect our business.

      On May 15, 2002, Teleglobe Inc. filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. Revenue generated from Teleglobe Inc. and its affiliates was approximately $35.1 million in 2002 and $28.1 million in 2003. On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. The closing of the share purchase transaction occurred on September 20, 2002. In connection with the share purchase transaction, Intelsat Global Sales agreed to terminate some of Teleglobe Inc.’s and its affiliate’s service orders with us. These terminated service orders represented approximately $47.4 million, or 1%, of our backlog as of the closing date of the share purchase transaction. The reduction in our backlog due to the termination of service orders pursuant to the share purchase transaction has had a negative impact on our profitability.

      Verestar, Inc., one of our largest customers, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 22, 2003. Our revenue generated from Verestar, Inc. and its affiliates was approximately $19.8 million in 2002 and $24.9 million in 2003. As of December 31, 2003, Verestar, Inc. and its affiliates accounted for $53.9 million, or 1.5%, of our backlog. As of December 31, 2003, we had receivables of $7.9 million due from Verestar, Inc. and its affiliates. The loss of Verestar, Inc. as a customer would reduce our revenue and backlog and could significantly adversely affect our business.

      If our backlog is reduced due to the financial difficulties of other customers, our revenue and profitability would be further negatively impacted.

      On May 31, 2002 StarBand Communications Inc., which has been one of Loral’s largest customers, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. StarBand emerged from bankruptcy protection in November 2003. In February 2004, Loral and StarBand entered into a new transponder capacity agreement, amending and restating their prior contractual relationship, and we will assume this new contract in connection with the closing of the proposed Loral transaction. StarBand and several other Loral customers that have been or are significant in terms of Loral’s revenue or future minimum lease receipts due from customers under long-term operating leases are experiencing financial difficulties or are not current on amounts owed to Loral. Financial difficulties experienced by Loral’s customers could negatively impact Loral’s revenue or future minimum lease receipts due from customers under long-term operating leases, which could limit our ability to realize the full expected benefits of the proposed Loral transaction.

We may not be able to complete strategic transactions, such as the proposed Loral transaction, or integrate new businesses successfully into our business, which may prevent us from implementing our current strategies to grow our business. In addition, investments that we have made in potential growth businesses related to the fixed satellite services sector may not succeed if the businesses in which we invest fail to perform as expected.

      Our ability to complete strategic transactions, such as the proposed Loral transaction, is central to the successful implementation of our business strategies, including our strategies to provide enhanced landmass coverage of strategic geographic regions and to broaden our customer base. Acquisitions, joint ventures, partnerships or similar transactions may enable us to meet our strategic goals more quickly than otherwise would be possible based on our own internal growth. We could be prevented from, or significantly delayed in, achieving our strategic goals if we are unable to complete strategic transactions or to integrate new businesses successfully into our business or if investments we have made in businesses related to the fixed satellite services sector do not perform as expected.

      Our ability to engage in strategic transactions depends in the first instance on our ability to identify suitable transactions and partners. Moreover, we may not be able to complete any strategic transaction that we identify. Successful completion of any transaction depends on a number of factors that are not entirely within our control, including our ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. In addition, we may need to finance any strategic transaction that we identify. If so, we may not be able to obtain the necessary financing on satisfactory terms and within the timeframe that would permit a transaction to proceed. If any of these factors prevents us from completing strategic transactions, we may not be able to expand our business in the manner and on the schedule that we have planned.

      We may incur significant costs arising from our efforts to engage in strategic transactions. These costs may exceed the returns that we realize from a given transaction. Moreover, these expenditures may not result in the successful completion of a transaction.

      Even if we do complete one or more strategic transactions, we may be unable to integrate successfully the personnel and operations of a new business. In addition, we may be unable to achieve the operational synergies or other benefits that we had anticipated. Moreover, we might fail to discover liabilities of a business or operating or other problems prior to completing a transaction. We could experience adverse accounting and financial consequences, such as the need to make large provisions against the acquired assets or to write down acquired assets. We might also experience a dilutive effect on our earnings. In addition, depending on how any such transaction is structured, there may be an adverse impact on our capital structure.

      With respect to our investments in potential growth businesses related to the fixed satellite services sector, businesses in which we have invested may not perform as expected. For example, we have acquired a minority stake in WildBlue Communications, Inc., referred to as WildBlue, which plans to offer broadband Internet access services in the continental United States via Ka-band satellite capacity, and have made an indirect investment in Galaxy Satellite Broadcasting Limited, referred to as Galaxy, now a consolidated subsidiary that provides a pay television service in Hong Kong. The opportunities for longer-term growth that we expect in these businesses may fail to materialize. In addition, the market demand for the services to be offered by these companies may be insufficient or the services offered by these companies’ competitors may be superior in terms of quality or price. These companies may experience delays in implementing their business strategies or may be unable to access sufficient capital to meet their operating and financing needs.

      We may not be able to complete strategic transactions successfully in accordance with our business strategy, and any strategic transactions that we do complete may not promote our business strategy, may negatively affect the value of our business or may adversely affect our prospects for long-term growth.

We may not be able to raise adequate capital to finance the proposed Loral transaction or other aspects of our currently planned business strategy, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

      Implementation of our business strategy, including our plans to enter into strategic transactions such as the proposed Loral transaction, will require a substantial outlay of capital. For example, we have agreed to pay a base purchase price of $1.025 billion, subject to adjustment, under the asset purchase agreement relating to the proposed Loral transaction. Excluding the purchase price to be paid for the assets to be acquired from the Sellers, we expect our capital expenditures in 2004 to include approximately $170 million in expenditures relating to the proposed Loral transaction and approximately $300 million in other capital expenditures. In terms of other cash outlays, we also expect to repay $400.0 million in outstanding bonds in 2004. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. We expect that the majority of our liquidity requirements in 2004 will be satisfied by cash on hand and cash generated from our operations. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

      We intend to use the net proceeds from our sale in November 2003 of $400.0 million in aggregate principal amount of 5 1/4% Senior Notes due 2008 and $700.0 million in aggregate principal amount of 6 1/2% Senior Notes due 2013 to finance the proposed Loral transaction. However, if, among other things, the proposed Loral transaction fails to close on or prior to April 30, 2004, we will be required to redeem $700.0 million in aggregate principal amount of these notes at 102% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the date of redemption. We have also entered into an $800.0 million credit agreement with a group of banks pursuant to which those banks have agreed to provide financing in connection with the proposed Loral transaction and to provide sufficient liquidity following the closing of the transaction, to pay our near-term debt obligations as they become due and for working capital requirements. However, the banks’ agreement to make funds available to us is subject to the satisfaction of specified conditions, none of which we can be assured of satisfying. If we are not able to satisfy these conditions or there is a delay in the completion of the proposed Loral transaction, we may be required to seek alternative financing for the proposed transaction. In addition, we may be required to seek financing for any other strategic transaction requiring significant capital expenditures that we pursue and for general corporate purposes.

      The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the fixed satellite services sector in particular. Declines in our expected future revenue under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. While the proposed Loral transaction would result in an increase in our assets, the overall impact of the proposed transaction on our financial condition may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating. A credit rating downgrade or deterioration in our financial performance could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

      The agreements we enter into to obtain external financing may impose restrictions on us that limit our flexibility in conducting our business and implementing our strategies. For example, our existing $500.0 million credit facility and the new $800.0 million credit facility we entered into in December 2003 contain financial and operating covenants that, among other things, require us to maintain financial coverage ratios and limit our ability to pledge our assets as security for additional borrowings. These restrictions will likely make it more difficult for us to obtain further external financing if we require it and could significantly restrict our ability to operate our business.

Our substantial indebtedness could adversely affect our financial condition.

      We have a significant amount of indebtedness. As of December 31, 2003, our total indebtedness was approximately $2.4 billion. In addition, in December 2003, we entered into a credit agreement with a group of banks for an $800.0 million three-year unsecured credit facility.

      Our substantial indebtedness could:

•	make it more difficult for us to service our debt payments;

•	increase our vulnerability to, or limit our flexibility in responding to, changes in economic or industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations for payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital or capital expenditures or for other general corporate purposes;

•	place us at a competitive disadvantage compared to some of our competitors that may have less debt;

•	limit our ability to engage in strategic transactions or implement our business strategy; or

•	limit our ability to borrow additional funds.

      Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive and other factors that are beyond our control.

      In spite of our current indebtedness levels, we may incur additional debt. If we incur additional indebtedness, these risks will be magnified.

We may not be able to meet our planned schedule for launching or commencing operations of our new satellite, and the launch or commencement of operations of the Telstar 8 satellite to be acquired from Loral may be delayed. Extensive delays in the launch or commencement of operations of new satellites could affect our ability to generate revenue.

      We may not be able to launch our new IS-10-02 satellite as planned. Satellite launches may be delayed for several reasons, including delays in the manufacture of satellites or launch vehicles or the periodic unavailability of launch dates. We may also experience delays or be unable to deploy new satellites as a result of delays in obtaining necessary regulatory approvals or required financing.

      Significant delays in the manufacture of a satellite could result in the unavailability of a launch date at the time the satellite is delivered and ready to be launched. In late 2002, we terminated the portions of a construction contract relating to one of the satellites that we had ordered due to the manufacturer’s significant postponement in the delivery date of the satellite. In addition, we have experienced delays in the manufacture of the IS-10-02 satellite we currently have on order, and the provider of launch services for this satellite has postponed the launch date due to a delay in the manufacture of the launch vehicle. Any prolonged inability to launch this new satellite may adversely affect our ability to generate revenue.

      As part of the proposed Loral transaction, we expect to acquire a satellite, Telstar 8, that is currently under construction. Telstar 8 is expected to be launched in the third quarter of 2004. If there is a significant delay in the manufacture or launch of Telstar 8, we are unlikely to realize the full expected benefits of the proposed Loral transaction in the timeframe we currently expect.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could result in significant delays, which could negatively impact our business plans and could reduce our revenue.

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

      Since 1975, we and our predecessor, the IGO, have launched 50 satellites. Four of these 50 satellites were destroyed as a result of launch failures. In addition, one of these 50 satellites did not achieve the correct orbit upon its launch but was later rescued and placed into the correct orbit. We also experienced several launch failures during the 1960s and early 1970s. We currently plan to launch one additional satellite, our IS-10-02 satellite, in the second quarter of 2004. In addition, one of the satellites that we expect to acquire from Loral, Telstar 8, is expected to be launched in the third quarter of 2004. Launch failure rates vary according to the launch vehicle used. We intend to use a Proton M/Breeze M launch vehicle for the launch of our IS-10-02 satellite. The Proton M/Breeze M launch vehicle has been used to launch only two satellites, and may present a higher risk of launch failure than other launch vehicles.

      The loss of a satellite due to a launch failure could result in significant delays in revenue anticipated to be generated by the satellite. The construction of a satellite typically takes more than three years. Even after the satellite has been manufactured, an appropriate launch date may not be available at that time. Any significant delay in the commencement of service of a satellite due to a launch failure would delay and could potentially permanently reduce the revenue anticipated to be generated by the satellite and could give customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Any launch failure with respect to Telstar 8 could prevent us from achieving the full expected benefits of the proposed Loral transaction. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy.

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue.

      Satellites are subject to in-orbit failures after they have been successfully put into operation. Potential in-orbit failures that could affect our satellites or the satellites that we expect to acquire from Loral include circuit and transponder failures and solar array and battery cell failures. Other potential failures include satellite control system failures and propulsion system failures. Failures can result from manufacturing errors or operational errors and can degrade performance, reduce available capacity or decrease the orbital maneuver lives of the affected satellites. Electrostatic or solar storms and collision with space debris or micro-meteoroids could also damage our satellites. We may experience future failures or performance degradation on any of our satellites or the satellites that we expect to acquire from Loral as a result of any of these or other events.

      We have experienced some technical problems with our current satellite fleet. Most of these problems have been component failures and anomalies, such as the failure of several battery cells on our IS-706 and IS-709 satellites and damage to the north solar array structure of our IS-801 satellite described elsewhere in this annual report. Because our satellites are designed to accommodate an anticipated rate of equipment failure, the technical problems experienced with the satellites in our fleet have not had a significant impact on the availability of our satellite capacity to date. However, this may not continue to be the case. Our satellites may experience technical problems in the future related either to the failures or anomalies that have already occurred or to other failures. In addition, our IS-10-02 satellite, which will be the first in our Intelsat X series to be launched, may face a slightly greater risk of in-orbit failures than a satellite that is not the first in its series to be launched, as the IS-10-02 satellite includes systems and components that have not been used previously in orbit. We have attempted to minimize this risk through the use of testing and qualification requirements that we believe exceed the recommendations of most manufacturers, as well as through thorough on-site monitoring of the construction and testing of the IS-10-02 satellite. However, we cannot be certain that the measures we have taken to mitigate this risk will be successful. Significant in-orbit failures could put at risk the revenue from the satellites suffering these failures to the extent that we are unable to move traffic on the affected satellites to other satellites.

      The satellites that we expect to acquire from Loral may also experience technical problems. For example, in September 2003, one of the satellites that we had originally agreed to acquire, Telstar 4, experienced an anomaly in its primary power bus that resulted in the total loss of Telstar 4. As a result of the loss of Telstar 4, as of December 31, 2003, the Sellers’ customers have canceled contracts representing approximately $47 million of future minimum lease receipts due to the Sellers from customers under long-term operating leases.

      Other satellites covered by our asset purchase agreement with the Sellers have experienced technical problems as well. For example, Telstar 5 has experienced the failure of 12 strings on its north solar array and 2 strings on its south solar array. A solar array string is a collection of solar cells that generates power from sunlight. These strings are combined in groups of two or three to create circuits, each of which then contributes to the power needed to operate the equipment and transponders on a satellite. The solar array string failures experienced by Telstar 5 have to date resulted in only a slight reduction in the number of active Ku-band transponders that the solar panels on Telstar 5 can support. A small number of additional transponders are scheduled for deactivation in the future as normal solar array degradation occurs. Additional string failures on

Telstar 5 could have a significant impact on the number of transponders that can be operated on the satellite and as a result could significantly impact the revenue that can be generated from the satellite.

      Telstar 6 has experienced solar array problems that appear to be different than those experienced on Telstar 5. Due to the solar array problems on Telstar 6, there is a risk that there could be a permanent short on one of the solar arrays, making some portion of the array unavailable to the satellite and thereby impacting the power available to operate active transponders. Telstar 6 has experienced the failure of nine solar array strings, which to date has not resulted in the need to reduce the number of active transponders. However, a small number of transponders are scheduled for deactivation in the future as normal solar array degradation occurs. Additional string failures on Telstar 6 could have an impact on the number of transponders that can be operated on the satellite and as a result could impact the revenue that can be generated from the satellite. In addition to the string failures, Telstar 6 has experienced the failure of several traveling wave tubes, or TWTs, in its Ku-band transponders, and, as a result, there is no redundancy in the satellite’s East and West Ku-band beams. Additional TWT failures in these beams would result in the loss of active transponders at the rate of one transponder for each TWT failure and could impact the revenue that can be generated from the satellite. The Telstar 6 satellite has also experienced recurring failures of one of its two central processing units, or CPUs, including most recently in January 2004. A satellite’s CPU is responsible for operation and control of the satellite. Since the initial failures of the first CPU, the satellite has been operated using its second CPU. No anomalies have been experienced to date on the second CPU. In each case where the first CPU has failed, it has eventually been restarted and, with software patches, has assumed a back-up role for operations. However, there can be no assurance that the first CPU will be able to resume operations after the most recent failure or will continue to function properly in the future if it is restarted. If anomalies were to impact both CPUs, the useful life of the Telstar 6 satellite could be negatively impacted and our ability to generate revenue from the satellite could be reduced or eliminated. The Telstar 6 satellite has also experienced the failure of one of its two command receivers. The satellite is fully capable of operating on the one remaining receiver, and back-up commanding capability has been restored by utilizing the limited remaining functionality of the failed receiver and a software patch. As a result, we do not consider this anomaly to be significant. However, the Sellers’ insurance policy for the Telstar 6 satellite excludes losses that may arise out of a command receiver anomaly. If the proposed Loral transaction is completed and any of the satellites to be acquired thereafter suffers a total or partial loss, our ability to generate revenue from the affected satellite may be permanently reduced or eliminated, which would prevent us from receiving the full expected benefits of the proposed Loral transaction.

Insurance for the in-orbit operations of our satellites and the satellites we expect to acquire from Loral and for future satellite launches will not protect us against all satellite-related losses. In addition, we do not have in-orbit insurance coverage for all of our satellites, and we may not renew our current in-orbit insurance coverage. A total loss of a satellite could have a material adverse effect on our business.

      Our current satellite insurance does not protect us against all satellite-related losses that we may experience, and we do not have in-orbit insurance coverage for all of the satellites in our fleet. We currently choose to insure the in-orbit operations of 7 of our 23 satellites. Accordingly, we would have to bear the entire cost of any loss to the 16 satellites for which we do not have in-orbit insurance coverage. The net book value of these 16 satellites as of December 31, 2003 was $888.7 million. In addition, under the terms of our insurance policy for the satellites that we currently insure, which expires in November 2004, we co-insure $150.0 million of the net book value of each satellite. The insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Accordingly, if any significant loss occurred to one of these satellites, we would bear up to $150.0 million of the cost. The satellites covered under this policy are the IS-901, IS-902, IS-903, IS-904, IS-905, IS-906 and IS-907 satellites.

      The in-orbit operations of the four satellites in orbit that we expect to acquire from Loral are currently insured. The Telstar 6 satellite is covered under a policy that expires in May 2004 that covers the net book value of the satellite. The Telstar 5 satellite is covered under a policy that expires in May 2004, the Telstar 7 satellite is covered under a policy that expires in September 2004 and the Telstar 13 satellite is covered under a policy that expires in August 2004. Each of these satellites is insured for an amount in excess of its current net book value.

Loral is required to maintain insurance on all four of these satellites at certain prescribed levels set forth in the asset purchase agreement until the closing of the proposed Loral transaction.

      We may determine not to obtain replacement insurance when the in-orbit insurance coverage for any of our satellites expires. In addition, we may determine not to extend coverage or obtain additional coverage after the closing of the Loral transaction relating to the satellites to be acquired from Loral. We may also decide not to obtain in-orbit insurance for any of our future satellites. Any determination we make as to whether to purchase additional insurance will depend on a number of factors. These factors include the availability of insurance in the market and the cost of available insurance. We will also consider the exclusions to coverage, if any, required by insurers and the other terms and conditions upon which insurance is available. Our ability to provide back-up capacity from available satellites and our historical experience with launch and in-orbit malfunctions will also be considered.

      Even if we seek to extend existing in-orbit insurance coverage or seek to obtain new in-orbit insurance coverage in the future, we may not be able to obtain this insurance on reasonable terms and conditions. Moreover, this insurance coverage may be costly, if available at all. In the past three years, in-orbit insurance costs in general have ranged from 1.60% to 3.25% of the insured value of a satellite per year. The cost of insurance may increase or its terms may become disadvantageous with respect to exclusions and deductibles as a result of several factors, including the failure or degradation of performance of one of our in-orbit satellites or the failure of a similar satellite owned by another operator.

      Even where we have obtained launch and in-orbit insurance for a satellite, this insurance coverage will not protect against all losses to the satellite. Our current insurance policies contain specified exclusions and material change limitations. These exclusions relate to losses resulting from acts of war, insurrection or military action, as well as lasers, directed energy beams, or nuclear or anti-satellite devices. These exclusions also relate to losses resulting from government confiscation and nuclear reaction or radioactive contamination. Our in-orbit insurance policy covering the Intelsat IX series satellites and Loral’s policies covering the Telstar 5, Telstar 6 and Telstar 13 satellites contain exclusions for losses relating to acts of terrorism. Our in-orbit insurance policy covering the Intelsat IX series satellites also contains exclusions relating to existing anomalies on some of the satellites covered by the policy. Loral’s policies covering the Telstar 5 and Telstar 6 satellites contain exclusions relating to specified problems experienced on those satellites. In addition, our insurance does not protect us against lost or delayed revenue, business interruption or lost business opportunities and some of Loral’s policies cover losses only after a significant amount of the insured satellite’s capability has been lost. The total or partial loss of an uninsured satellite would cause us to recognize a loss equal to the book value of any such total loss or, in the case of a partial loss, equal to the proportion of the satellite’s book value corresponding to such partial loss.

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

      We rely on management, professional and other personnel with significant experience in the fixed satellite services sector and the global telecommunications market to maintain our satellite fleet and manage our business. The success of our business depends in part on the skills, experience and efforts of these individuals. If we are not able to attract and retain qualified personnel, our ability to operate and maintain our satellite fleet, to sustain our business or to implement our business strategy could be negatively impacted.

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

      In connection with the proposed Loral transaction, we will need to attract qualified personnel to sell and market satellite capacity directly to customers that provide cable programming distribution, video broadcasting services and private data networking services in North America. We will also need to attract qualified personnel to provide technical support for the assets that we have agreed to acquire. If we have difficulties in attracting and retaining, or are not able to attract and retain, qualified personnel for these purposes, we may not realize the full expected benefits of the proposed Loral transaction as quickly as we currently expect, or at all.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

      Intelsat, Ltd. is a Bermuda-based company, and we believe that a significant portion of the income derived from our communications network will not be subject to tax in Bermuda, which currently has no corporate income tax, or in other countries in which we conduct activities or in which our customers are located, including the United States and the United Kingdom. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. For example, we and our non-U.S. subsidiaries intend to conduct our operations so that we and our non-U.S. subsidiaries are not engaged in a trade or business within the United States and therefore do not earn income effectively connected with such a business that would be subject to U.S. federal income tax. However, the U.S. Internal Revenue Service may conclude that we and our non-U.S. subsidiaries have engaged in a trade or business within the United States. Furthermore, Intelsat, Ltd. has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits, income or any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it. However, Intelsat, Ltd. may become subject to Bermuda tax after that date.

      The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, our operations and payments due to us may be affected by changes in taxation, including retroactive tax claims or assessments of withholding on amounts payable to us or other taxes assessed at the source, in excess of the taxation we anticipate based on business contacts and practices and the current tax regimes. For example, the telecommunications regulatory authority in one of the Latin American countries we serve has indicated that, as a result of our privatization, it believes that we are subject to taxation on revenue generated from services provided to customers in that jurisdiction. If the taxing authority in that jurisdiction asserts that we are so subject to taxation, we intend to contest that assertion. Although we believe that we have a reasonable basis for contesting such assertion, we may not be successful. If it is ultimately determined that we should have been paying taxes with respect to this revenue, we could be required to pay an amount equal to such taxes, together with interest and penalties. Revenue generated from services provided to customers located in that jurisdiction were approximately $20 million in each of 2002 and 2003. In India, we have been contesting a $1.7 million income tax assessment for 1996 and a $3.9 million assessment for 1997. The assessments were based on payments made to the IGO by one of its owners, which was also a customer of the IGO, that were made in connection with the customer’s use and resale in India of the IGO’s satellite capacity. We believe with respect to both years that, for a number of reasons including the IGO’s status as a public intergovernmental organization, the IGO was exempt from the obligation to pay income taxes in India. In each case, the tax commissioner has found in favor of our position, but the taxing agency has appealed the commissioner’s rulings. A hearing regarding the 1996 tax assessment has been held before an appellate tribunal, and in February 2004 this tribunal issued an order in our favor. However, this order could be subject to further appeal, and the taxing authority’s appeal relating to the 1997 tax assessment has not yet been heard. If it is ultimately determined that we must pay either of the assessed amounts, we believe we will also owe a significant amount of accrued interest. In addition, there can be no assurance that we will not face tax assessments in India for other periods prior to privatization. Our results of operations could be materially adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Our business, including the operation of our satellites, may be vulnerable to acts of terrorism.

      Our network may be vulnerable to acts of terrorism. If the facilities we use for operating our satellite fleet and managing the communications services that we provide to our customers become disabled or inaccessible, it would be necessary for us to assume operations from our back-up facility in order to control our satellites and continue providing service to our customers. We may not have the personnel available to assume operations from our back-up facility. If the facilities we use to operate our system are disabled by or made inaccessible because of a terrorist attack, or if we do not have the personnel available to assume operations from our back-up facility in the event of another emergency situation, we may not be able to avoid interruption of service. In addition, acts of terrorism could occur that might temporarily or permanently disable our system from operating altogether. Any acts of terrorism that substantially or totally disable our system would cause a loss of revenue, reducing our profitability, and could result in the recognition of an uninsured loss for any assets that are substantially or totally disabled.

We are subject to risks due to the unique international nature of our operations.

      We provide communications services in over 200 countries and territories, and we believe that this fact distinguishes us from our competitors. Accordingly, we may be subject to greater risks than our competitors as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide service. If we ever need to pursue legal remedies against our customers or our business partners located outside of Bermuda, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them.

      Most of our customers are required to pay for our services in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers. In addition, our non-U.S. customers may have difficulty obtaining or exporting U.S. currency due to currency exchange controls. For example, because of the current uncertainty in the Argentine economy, the Argentine government has from time to time imposed restrictions on the remittance of payments abroad. Any such restrictions or any events relating to political uncertainty in Argentina could put some of our backlog represented by contracts with Argentine customers or receivables due from Argentine customers at risk.

     Risk Factors Relating to the Proposed Acquisition of Satellites and Other Related Assets from Loral

The proposed Loral transaction may not occur on a timely basis or at all, as the required conditions to the closing of the transaction may not be satisfied on a timely basis or at all.

      The asset purchase agreement contains several conditions to closing that may not be satisfied or waived in the time required under the asset purchase agreement or at all. These conditions include conditions relating to the financial performance of the assets to be acquired. A delay in satisfying any of these conditions may prevent the proposed transaction from being completed. If the closing of the proposed transaction does not occur on or prior to April 12, 2004, we and the Sellers each have the right to terminate the asset purchase agreement. In addition, we and the Sellers have executed an amendment to the asset purchase agreement that will become effective upon the later of the approval of the bankruptcy court and the consent of the required lenders under our new credit facility. If the bankruptcy court does not approve the amendment or the required lenders do not provide their consent, we and the Sellers have the right to terminate the amendment and the transaction may not occur. If the proposed Loral transaction is terminated or is not completed prior to April 30, 2004 for any reason,

$700.0 million of the $1.1 billion in senior notes we issued in November 2003 will be mandatorily redeemed at a redemption price of 102% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the date of redemption.

The purchase price for the assets is subject to adjustment and, therefore, the final purchase price cannot be determined at this time.

      Under the asset purchase agreement, the base price for the purchase of the assets to be acquired is $1.025 billion. However, the purchase price is subject to adjustment both upward and downward depending upon the occurrence of specified events. In addition, some of the terms of our agreement relating to purchase price adjustments were agreed to with the Sellers in an amendment to the asset purchase agreement referred to in the prior risk factor. This amendment is subject to the approval of the bankruptcy court and the consent of the required lenders under our new credit facility; therefore, some of these terms may change. As a result, it is not possible to ascertain the final purchase price as of the date of this annual report.

The proposed transaction may not be as financially or operationally successful as originally contemplated.

      In agreeing to the terms and conditions of the asset purchase agreement, we made certain business assumptions and determinations based on our investigation of the assets, the Sellers and the business they conduct on the satellites to be acquired, as well as other information then available. However, these assumptions and determinations involve certain risks and uncertainties that may cause these assumptions and determinations to be inaccurate. As a result, we may not realize the full benefits that we expect from the proposed transaction.

      For example, our assumptions as to future revenue in connection with the assets may prove to be incorrect. In addition, if some or all of the customers that we expect to continue to lease transponder capacity on the satellites to be acquired fail to renew their commitments as they expire or terminate their commitments early, the satellites to be acquired could generate substantially less revenue than anticipated. Total revenues generated by these satellites have been trending downward. In addition, our license to provide certain services to the Sellers’ customers following the closing of the transaction is conditioned on our compliance with the Open-Market Reorganization for the Betterment of International Telecommunications Act, known as the ORBIT Act, which requires that we conduct an initial public offering by June 30, 2004. Accordingly, if we do not conduct an initial public offering by the ORBIT Act deadline, we may not be able to retain the Sellers’ customers for the specified services following the completion of the proposed Loral transaction. If our assumptions, including those relating to the revenue generating potential of the satellites to be acquired, prove to be inaccurate, then the financial success of the proposed transaction may be materially adversely affected.

We will be dependent on services provided by the Sellers and Space Systems/ Loral, Inc., referred to as SS/L, and their ability to retain highly skilled employees in order to integrate and operate the satellites as part of our business and operations and to complete construction of Telstar 8 and an additional satellite that we have agreed to order from SS/L.

      We will rely, at least initially, on the training and technical services provided by the Sellers under transition services agreements in order to integrate and operate the satellites as part of our business and operations. In addition, we are relying on SS/L to complete construction of Telstar 8. Any failure of the Sellers or SS/L to provide these services in accordance with their obligations or at all may increase the costs of integrating the Sellers’ assets or prevent us from realizing the benefits that we expect from the proposed Loral transaction.

      If the Sellers fail to comply with the transition services agreements or if they fail to provide the required training and services in a timely, professional, workmanlike and consistent manner, the satellites to be acquired may not be properly and effectively integrated into our business and operations. Similarly, if SS/L fails to comply with the procurement agreement relating to Telstar 8 or if SS/L fails to perform its obligations thereunder in a timely, professional, workmanlike and consistent manner, construction of the satellite may not be completed on a timely basis or at all. These failures may result from the pending bankruptcy proceedings relating to the Sellers and SS/L. For example, the bankruptcy proceedings may make it difficult for the Sellers or SS/L to maintain the highly skilled workforce that will be necessary to provide services under the transition services agreements or complete construction of Telstar 8. In addition, the Sellers and SS/L may fail to emerge from bankruptcy protection. If for either of these reasons SS/L fails to deliver Telstar 8, we are unlikely to achieve the full expected benefits of the proposed Loral transaction. If for either of these reasons the Sellers fail to provide the services as required under the transition services agreement, given the complexity of the services to be provided under those agreements, it could be difficult to engage an alternative service provider to mitigate the effect of this failure. If an alternative service provider could not be engaged on a timely basis or at all, we may incur unexpected costs in connection with integrating and operating the satellites as part of our business and operations, and we may not realize the full benefits that we expect from the proposed Loral transaction.

      Pursuant to our asset purchase agreement with the Sellers, we have agreed to enter into a procurement agreement with SS/L for a new satellite upon the closing of the proposed Loral transaction. We will make a deposit of $50.0 million as prepayment for a portion of the purchase price of this new satellite. SS/L’s obligations under this procurement agreement are expected to be secured by SS/L’s and its affiliates’ interests in an in-orbit satellite, insurance proceeds relating to the satellite and other collateral that are not included in the assets to be acquired from the Sellers. This satellite has experienced technical problems that may not allow us to realize the full expected value of the collateral if we are required to foreclose. Our obligation to make the $50.0 million prepayment is conditioned on our receiving the required security interest. If we enter into this procurement agreement and SS/L fails to perform its obligations thereunder in a timely, professional, workmanlike and consistent manner, construction of this new satellite may not be completed on a timely basis or at all. In addition, if SS/L fails to perform its obligations under this procurement agreement, we may not be able to recover our cash deposit and may be forced to foreclose on the collateral.

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

      Until the amendments to the INTELSAT Agreement are formally ratified, there is a risk that a Party or another person or entity might attempt to challenge the provisional application of the amendments. Based on legal opinions that we have received and based on prior use of the principle of provisional application in international law, we believe that provisional application is a legally valid and sustainable method of implementing our privatization pending formal ratification of the amendments. Nevertheless, if a challenge were to occur, a tribunal could determine that the principle of provisional application was not a legally valid method of implementing our privatization. If it was determined by a tribunal that provisional application was not legally valid, we believe that the tribunal would uphold the privatization on other legal grounds, including that the Assembly of Parties, acting within its authority, validly authorized the transfer of the IGO’s assets to us. However, we cannot be certain that a tribunal would either uphold provisional application or uphold our privatization on other legal grounds.

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

We believe that our business realized certain advantages as a result of being operated by the IGO. Our business no longer enjoys these advantages following the privatization.

      Prior to July 18, 2001, our business was operated by the IGO. We believe that our business realized advantages as a result of being operated by the IGO. The loss of these advantages upon our privatization may adversely affect our business.

      As a public intergovernmental organization, the IGO enjoyed privileges, exemptions and immunities when operating in many of its member states, including the United States. The privileges, exemptions and immunities enjoyed by the IGO included immunity from government regulation and from competition laws, as well as tax exemptions. In addition, in many of the IGO’s member states, officers and employees of the IGO had immunity from suit and legal process relating to acts performed by them in their official capacities. Our business benefited from these privileges, immunities and exemptions and, following our privatization on July 18, 2001, we are no longer entitled to these benefits.

      In addition to the loss of these advantages as a result of our privatization, we no longer enjoy the financial backing of holders of investment share in the IGO, which virtually ensured the IGO’s ability to access the capital markets. The IGO also acted as trustee of its owners’ investment share, which served as collateral for service fees owed to us by these owners. We no longer have the benefit of this collateral.

      Also, the IGO’s owners held investment share in the IGO and were the IGO’s principal customers. Our shareholders, who were the IGO’s owners before privatization, accounted for approximately 89% of our revenue in 2001, 78% in 2002 and 53% in 2003. Because the IGO’s owners received investment share in the IGO based on their percentage use of the IGO’s satellite system, many of our customers had an incentive to use the IGO’s system. As a result, being operated as an IGO may have provided a competitive advantage to our business. Because ownership of our ordinary shares is no longer connected to our customers’ use of our system, our customers may increase their use of the systems of other telecommunications services providers, which could negatively impact our future revenue and profitability.

Some provisions of the service agreements we entered into with customers as part of our privatization are unfavorable to us.

      In connection with our privatization, we entered into various contractual arrangements with our customers that contain provisions unfavorable to us. These contractual arrangements may limit our flexibility in marketing our services and introducing new service offerings.

      We have agreed to provide most favored customer, or MFC, protection for the customer service commitments that were transferred from the IGO to our Intelsat Global Sales subsidiary pursuant to novation agreements. If we offer another customer a price on substantially similar satellite services that is more than 5% lower than the price the customer with MFC protection is currently paying for those services, then we are required to offer that lower price on like terms to the customer with MFC protection. Satellite services are considered to be substantially similar if they have the same or comparable nine contract parameters, including service term and bandwidth. Approximately 39% of the outstanding customer commitments represented in our December 31, 2003 backlog are entitled to MFC protection. MFC protection continues for up to five years after July 18, 2001. Accordingly, the MFC protection provision restricts our ability to set prices freely over the five-year period starting July 18, 2001 and may inhibit us from reducing the prices that we charge to our customers. This limitation could materially adversely affect our ability to respond to competition in a particular geographic or service area.

      We have also agreed to provide price protection for some of our customers, primarily those from low income or low teledensity countries, pursuant to lifeline connectivity obligation, or LCO, contracts. These customers have elected to have LCO protection instead of MFC protection with respect to particular service commitments. Approximately 18% of the outstanding customer commitments represented in our December 31, 2003 backlog are LCO-protected. LCO protection provides a customer the right to renew a covered service commitment at a price no higher than the price charged for that service on the privatization date. In some circumstances, we may be required by an LCO contract to reduce our prices for a covered service commitment. LCO protection can continue until July 18, 2013. Until LCO protection expires, it may adversely affect our ability to set prices freely.

      We also agreed to enter into non-exclusive service distribution agreements with our customers who wanted to be authorized distributors of services ordered from us after privatization. The distribution agreements place conditions on our ability to engage in some types of retail activities during the initial five-year term of the agreements. These retail business restrictions could hinder or delay our ability to provide new types of services to our customers or to implement our business strategies. The distribution agreements also contain a non- discriminatory treatment provision that requires us to treat all of our similarly situated distributors in a non-discriminatory fashion with respect to our services. Accordingly, the distribution agreements restrict our ability to offer services to our customers at different prices or according to different terms and conditions. Because customers have the option of renewing the initial five-year term of a distribution agreement for another five years, we may be subject to these non-discriminatory treatment restrictions for up to ten years after July 18, 2001.

      Because the contractual restrictions described above limit our flexibility in the operation of our business and the execution of our business strategy, they could have a material adverse effect on our ability to compete effectively and to implement our business strategies.

     Risk Factors Relating to Regulation

Successful deployment of our satellites depends upon our ability to maintain existing regulatory authorizations to operate our satellites at certain locations and to obtain any required authorizations in the future. If we do not obtain all of the authorizations necessary to complete our satellite deployment plans on schedule, we will not be able to implement our business strategy and expand our operations as we currently plan.

      The operation of our existing and currently planned satellites is regulated by the U.S. Federal Communications Commission, referred to as the FCC, with one exception. Specifically, the BSS portion of our Ku-band operations on one satellite is regulated by the U.K. Office of Communications, referred to as Ofcom. We have obtained authorizations from the FCC to operate our existing satellites and to construct, launch and operate our planned additional satellite. FCC authorization for our existing and currently planned satellites is conditioned on our compliance with the requirements of the ORBIT Act, described in the risk factor below. If we do not maintain FCC authorizations for our existing and currently planned satellites or do not obtain any required authorizations in the future, we would not be able to operate our satellites unless we obtained authorization from another licensing jurisdiction and therefore may not be able to continue as a going concern.

      The FCC reserves the right to require a satellite to be relocated to a different orbital location if it determines that relocation is in the public interest. In addition, if we do not place a satellite into service in a designated orbital location by the deadline set by the FCC, our rights to this orbital location could expire or be revoked by the FCC. The satellites in our fleet receive and transmit signals using two portions of the electromagnetic spectrum, called the C-band and the Ku-band. The C-band refers to a range of frequencies in this spectrum from approximately 3,420 MHz to 6,650 MHz, and the Ku-band refers to frequencies from approximately 10,950 MHz to 14,500 MHz. If we lose our rights to any of our 22 C- and Ku-band orbital locations, the location would be returned to the International Telecommunication Union and would become available for use by another satellite operator. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our C-band or Ku-band orbital locations could significantly affect our plans and our ability to implement our business strategy. Loss of an orbital location could cause us to lose the revenue from services located at that orbital location to the extent these services cannot be provided by satellites at other orbital locations.

We may not be able to complete an initial public offering on terms that meet the requirements of the ORBIT Act. If we fail to meet the requirements of the ORBIT Act, the FCC could withhold authorization for our pending applications or could limit the use of our satellite capacity for certain types of services. Moreover, because FCC authorizations for our existing satellites are conditional, our failure to complete an initial public offering on terms that meet the requirements of the ORBIT Act could result in the breach of covenants contained in our debt instruments.

      The ORBIT Act sets forth criteria that the FCC must evaluate in considering our license and renewal applications, and in connection with customer requests for authorization to use our satellite capacity to provide “non-core services” to, from or within the United States. “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. One of the statutory criteria requires us to make an initial public offering that will “substantially dilute” the ownership interest in our company held by the IGO’s former Signatories, which were its primary owners. The ORBIT Act, as amended, sets a deadline for us to conduct an initial public offering of December 31, 2003, which may be extended to June 30, 2004 by the FCC. On December 17, 2003, the FCC extended this deadline to June 30, 2004. This deadline cannot be further extended unless the ORBIT Act is amended.

      In connection with our authorization from the FCC relating to the proposed Loral transaction, in February 2004, the FCC interpreted the ORBIT Act to authorize it to take action to preclude us from providing certain defined “additional services” that we did not provide prior to March 17, 2000, the effective date of the ORBIT Act. “Additional services” are direct-to-home or direct broadcast satellite video services and services in the Ka- or V- band. Consequently, the FCC’s authorization relating to the Loral transaction prohibits our Intelsat North America LLC subsidiary from using the Loral satellites following the closing of the Loral transaction to provide direct-to-home video services, referred to as DTH services, for Loral’s customers or for new customers until we have completed an initial public offering that meets the requirements of the ORBIT Act. Nevertheless, the FCC granted special temporary authority to Intelsat North America LLC to provide DTH services to existing customers of Loral for 180 days commencing on the closing date of the Loral transaction. The FCC has also required Intelsat North America LLC to notify Loral’s DTH customers of this special temporary authority within 30 days of the closing date of the Loral transaction.

      In considering our applications and customer requests as described above, the FCC is required to determine whether we have complied with the criteria set forth in the ORBIT Act, including the criteria relating to our initial public offering. The ORBIT Act’s criteria for our initial public offering are subject to interpretation by the FCC, and we cannot be certain how the FCC will interpret these criteria. Even if we complete our initial public offering prior to the ORBIT Act’s deadline, the FCC may determine after completion of the offering that it has not resulted in a substantial dilution of the former Signatories’ ownership in our company, or that it has failed to comply with the requirements of the ORBIT Act in some other way. If the FCC determines that we have failed to comply with the criteria set forth in the ORBIT Act, including the criteria relating to our initial public offering, the ORBIT Act directs the FCC to impose limitations on or deny our applications for satellite licenses and for the renewal of satellite licenses, as well as to limit or revoke previous authorizations to use our satellite capacity to provide “non-core services,” as defined above, to, from or within the United States. The FCC may also deny licensing for “additional services,” as described above. Accordingly, we could be prevented from providing capacity for services such as Internet access and high-speed data and video transmission. If we were prevented from providing capacity for these services, our revenue and the value of our business would be significantly impacted, and we could fail to realize almost entirely the positive impact on our revenue that we expect as a result of the proposed Loral transaction. In 2003, revenue derived from U.S. customers for the use of our capacity for services that we believe would be characterized as “non-core services” or “additional services” was approximately $154.9 million. In addition, over 90% of revenue from the assets we expect to acquire pursuant to the proposed Loral transaction is generated by services that we believe could be deemed “non-core services” under the ORBIT Act. We would also be unable to implement important aspects of our business strategy, including our strategy to expand our customer base for video applications. Our failure to complete an initial public offering on terms that meet the requirements of the ORBIT Act could result in the breach of covenants that are contained in our existing debt instruments and that may be contained in our future debt instruments, such as covenants to comply with applicable laws.

The results of any International Telecommunication Union coordination process may interfere with our use of orbital locations for our future satellites or prevent us from operating satellites in those orbital locations as contemplated by our business plan. Also, our rights to orbital locations may change or expire.

      We are required to coordinate the use of our satellites at particular orbital locations through the International Telecommunication Union coordination process in order to prevent interference between our satellite system and other existing or planned satellite systems. The coordination process may negatively impact our ability to provide the services we intend to provide using a satellite located at a given orbital location. In addition, the coordination process may result in modifications of our proposed coverage areas or satellite deployment plans. We may be required to accept modifications that significantly restrict our use of a particular orbital location, possibly to the extent that our use of the orbital location would no longer be financially viable. Moreover, the coordination of our future satellites may not be successful and may not allow us to operate our satellites in accordance with our desired satellite deployment plans.

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

      Ofcom has made filings on our behalf with the International Telecommunication Union for the rights to use a number of Ka-band orbital locations. We currently do not have any Ka-band satellites, and therefore we are not currently utilizing any of these filings. Under the Radio Regulations of the International Telecommunication Union, which Ofcom applies to satellite operators subject to its jurisdiction, we must bring into use these filings by specified deadlines or we will lose our rights to the associated orbital locations. We are required to use all but one of our Ka-band orbital locations by 2005. If we do not deploy any Ka-band satellites by that time, we may lose our rights to these Ka-band orbital locations. We must occupy the remaining Ka-band location by 2008. We have not at this time entered into any contracts for the manufacture of a Ka-band satellite. We may decide not to deploy any Ka-band satellites at all. Even if we do decide to deploy one or more Ka-band satellites, we may not be able to manufacture and launch any of them before the expiration of our rights to use the Ka-band orbital locations. If we lose our rights to use these Ka-band orbital locations, the locations would then become available for use by other satellite operators.

      In addition, in connection with an International Telecommunication Union priority issue relating to one of the orbital locations to which we will be acquiring rights from the Sellers, our ability to operate a satellite in this location may be limited. If the priority issue is not resolved and we are not able to devise a satisfactory alternative, we may not realize the full expected benefits of the Loral transaction. In addition, we may be required to make a cash payment in connection with resolving the priority issue that could increase the purchase price for the assets to be acquired from the Sellers or otherwise impact our results of operations for future periods.

     We are subject to regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes in those countries.

      The telecommunications industry is highly regulated, and, in connection with operating our business, we need to obtain various local, national and international regulatory approvals from time to time. If we cannot comply with the laws and regulations that apply to us, we could lose our revenue from services provided to the countries and territories covered by these laws and regulations.

      Before privatization, our operations were limited primarily to providing wholesale satellite capacity to our customers, and we did not provide any ground network uplinks, downlinks or other value-added services.

Pursuant to our business strategy, we have expanded our operations to provide these services for some of our customers, and accordingly have become subject to additional regulatory requirements. If we cannot obtain or are delayed in obtaining the regulatory approvals needed to provide new services to our customers and to engage in these operations, we may not be able to implement elements of our business strategy according to our current schedule. If we are not able to expand into new services and operations, or are significantly delayed in doing so, the revenue associated with these new services will also be delayed or may not be realized at all.

      We also need to maintain our existing regulatory approvals, and from time to time obtain new regulatory approvals, in connection with the satellite and other services that we provide to our customers. We are subject to the regulatory and licensing requirements of each of the countries in which we provide our services, as well as to certain international regulatory regimes. For example, we are subject to and need to comply with:

•	the laws and regulations administered by the FCC;

•	other U.S. laws and regulations, including U.S. export control laws and U.S. sanctions regulations;

•	regulation by the Bermuda Monetary Authority and the Minister of Finance of Bermuda and other Bermuda laws and regulations;

•	regulation by the U.K.’s Office of Communications;

•	the economic sanctions imposed by the United Nations;

•	the International Telecommunication Union coordination process; and

•	the laws and regulations of the over 200 countries and territories in which we provide our services.

      Obtaining and maintaining these approvals can involve significant time and expense. If we fail to obtain particular regulatory approvals, this failure may delay or prevent our ability to provide services to our customers. In addition, the laws and regulations to which we are subject could change at any time. The countries, territories and institutions that regulate us could adopt new laws, policies or regulations or change their interpretation of existing laws, policies or regulations at any time. Any of these changes could make it more difficult for us to obtain or maintain our regulatory approvals or could cause our existing authorizations to be revoked or terminated. If we fail to obtain regulatory authorizations important to our current business or our business strategy, this failure could result in decreased revenue, increased costs and a decline in our profitability.

      Finally, we are subject to fees associated with the regulatory and licensing requirements discussed above. The countries, territories and institutions that regulate us could change these fees at any time. Significant increases in the fees to which we are subject in a particular jurisdiction could negatively impact our plans to provide services in that jurisdiction or our profitability.

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

      Satellites and related equipment, as well as technical information relating to satellites, are regulated under U.S. export control laws as defense items. Many of our current contracts for the manufacture, launch, operation and insurance of our satellites require the export of satellite hardware or technical information to locations outside of the United States or to non-U.S. persons or companies. U.S. export control laws require that we obtain a license from the U.S. Department of State’s Office of Defense Trade Controls in order to export any satellites or related equipment or technical information to non-U.S. persons or to locations outside of the United States. We also have to obtain licenses from the U.S. Department of Commerce’s Bureau of Industry and Security, formerly the Bureau of Export Administration, in connection with the export of some of the equipment relating to our satellite network. We have obtained the licenses we currently need in order to export the equipment and information required by our contracts and by our current operations, but these licenses could be revoked. In addition, we may not be able to obtain the licenses we may require in the future. If we cannot obtain these licenses in the future, or if any of the licenses already granted to us are revoked, it could have a significant negative impact on our ability to acquire new satellites, launch new satellites, insure our satellites or operate the satellites in our network, which would have a material adverse effect on our revenue and profitability. It would also increase our risk, as insurance may be unavailable to us.

      Many of our employees are non-U.S. nationals. Access to technical information relating to our satellites by these non-U.S. national employees is also regulated by U.S. export control laws. We have obtained export authorization from the Office of Defense Trade Controls to allow all necessary non-U.S. national employees to have access to our technical information that is subject to U.S. export control laws. However, this authorization could be revoked for cause, which could prevent us from obtaining a new authorization in the future. In addition, the authorization requires us to maintain certain internal controls relating to this technical information. If we do not properly manage our internal compliance or if any of our employees violates applicable laws or regulations, we could be exposed to civil and criminal liability.

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

ITEM 4.     INFORMATION ON THE COMPANY

A. History and Development of the Company

      Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda. Intelsat, Ltd. was incorporated on December 14, 1999 and is subject to the Companies Act 1981 of Bermuda. Our principal executive offices are located at North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and our telephone number is (441) 294-1650.

      Immediately before the privatization, the IGO had 148 member states, known as the Parties. The Parties designated certain entities, known as the Signatories, to market and use the IGO’s communications system within their territories and to hold investment share in the IGO. Signatories were either private telecommunications entities or governmental agencies of the applicable Party’s country or territory. Some Signatories authorized certain other entities located within their territories that used the IGO’s satellite system, known as the Investing Entities, to invest in the IGO as well. Both Signatories and Investing Entities made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Signatories and Investing Entities were also the IGO’s principal customers. Each Signatory’s and Investing Entity’s investment share in the IGO was based on its level of use of the IGO’s satellite system as compared to the use by other Signatories and Investing Entities.

      As a public intergovernmental organization, the IGO was exempt from various taxes and enjoyed privileges, exemptions and immunities in many of its member states. However, due to its status as an intergovernmental organization, the IGO’s business was subject to certain operating restrictions. For example, the IGO could not own or operate its own earth stations or provide retail services directly to end users in certain countries. It also could not set market-based pricing for its services or engage in business relationships with non-Signatories without first obtaining Signatory approval.

      Our management began contemplating privatization in the mid-1990s in order to be able to operate our business free of the restrictions described above and to better position us to be responsive to a number of commercial, competitive and regulatory forces. In November 2000, the Assembly of Parties unanimously approved our management’s specific plan for our privatization and set the date of privatization for July 18, 2001. On July 18, 2001, substantially all of the assets and liabilities of the IGO were transferred to us.

      The privatization required the amendment of the two formal agreements establishing the IGO. These two agreements were the Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT,” known as the INTELSAT Agreement, and the Operating Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT,” known as the Operating Agreement, which both entered into force in February 1973. Because the process to formally ratify the amendments to the INTELSAT Agreement was expected to be lengthy, the IGO’s Assembly of Parties decided to provisionally apply, or rapidly implement, the amendments on a consensus basis with effect from July 18, 2001, pending their formal ratification. See Item 3.D — “Risk Factors” for a discussion of the risks associated with our privatization.

      Formal entry into force of the amendments to the INTELSAT Agreement will occur 90 days after the depositary to the INTELSAT Agreement notifies all of the Parties that it has received formal notice of approval, acceptance or ratification of the amendments from the required number of Parties. At that time, the amendments will formally enter into force for all Parties that have not withdrawn from the IGO, including those that have not yet accepted, approved or ratified the amendments. The required approval will be obtained once two thirds of the Parties that were parties to the INTELSAT Agreement on November 17, 2000, or 96 Parties, have notified the depositary of their formal approval, provided that those Parties or the Signatories they designated to hold an investment share in the IGO held at least two thirds of the total investment share of the IGO as of that date. As of January 16, 2004, the depositary to the INTELSAT Agreement had received formal notice of ratification from 87 Parties, representing over two thirds of the total investment share of the IGO as of November 17, 2000.

      Upon our privatization, the IGO’s Signatories and Investing Entities became the shareholders of all of the outstanding ordinary shares of Intelsat, Ltd. Ordinary shares were allocated among the IGO’s Signatories and Investing Entities in proportion to their investment share in the IGO. Each Signatory and Investing Entity that executed and delivered the required privatization agreements, including a shareholders agreement, received shares in Intelsat, Ltd. in proportion to its investment share in the IGO. The ordinary shares allocated to those Signatories and Investing Entities that had not executed and delivered the required privatization agreements by July 18, 2001 were transferred to a trust. These former Signatories and Investing Entities generally may receive their shares in Intelsat, Ltd. once they execute and deliver the required agreements and related documentation.

      The IGO, referred to post-privatization as ITSO, will continue to exist as an intergovernmental organization for a period of at least 12 years after July 18, 2001, and then may be terminated by a decision of the Assembly of Parties. Pursuant to an agreement among ITSO and Intelsat, Ltd. and certain of our subsidiaries, we have an obligation to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access, and ITSO monitors our implementation of this obligation. These core principles are described under Item 4.B — “Business Overview — Certain Customer Service Agreements — Novation Agreements — Lifeline Connectivity Obligation Contracts.”

      See also Item 4B — “Business Overview” and Item 5 — “Operating and Financial Review and Prospects” for information regarding our capital expenditures and our history and development generally.

B. Business Overview

      We are a leading provider of satellite communications services worldwide, supplying voice, data and video connectivity in over 200 countries and territories. Founded in 1964, we have provided communications capacity for events that were milestones in 20th century history — from broadcasting the video signals of the first moon walk, to providing the “hot line” connecting the White House and the Kremlin, to broadcasting live television coverage of every Olympics since 1968.

      We currently provide services that are utilized by leading multinational corporations, the U. S. government and major communications providers around the world. Our goal is to be a global connectivity leader connecting people and businesses around the globe with high-quality, flexible and innovative communications services.

      As described in “— Agreement to Purchase the North American Satellite Assets of Loral” below, we have entered into an asset purchase agreement to acquire satellites and related assets, including customer contracts, from Loral Space & Communications Corporation and certain of its affiliates. Except as specifically indicated otherwise, the discussion in this section does not give effect to the proposed Loral transaction.

     Our Strengths

          Solid Financial Performance

      We compete in the fixed satellite services sector, which has a history of solid performance characterized by financial consistency and predictability. We have generated net income every year since 1973. As of December 31, 2003, we had a backlog of approximately $3.6 billion. In 2003, we had revenue of $952.8 million, net income of $181.1 million and EBITDA, as adjusted, of $687.6 million. A reconciliation of EBITDA, as adjusted, to net income and information regarding the reasons why we present EBITDA, as adjusted, and how we use EBITDA, as adjusted, are provided in Item 5 — “Operating and Financial Review and Prospects — Results of Operations — Years Ended December 31, 2003, 2002 and 2001 — EBITDA, As Adjusted.” We believe that our competitive position is enhanced by our solid balance sheet and strong cash flow from operations.

          Diversified Geographic and Service Application Mix

      We operate our business on a global basis. We believe that one of our strengths is our diversified geographic and service application mix. Almost every populated region of the world contributes significantly to our revenue. We distinguish ourselves by the diverse range of applications that our services support, including voice and data communications, corporate networking, video broadcasting and Internet connectivity. Each of these service applications contributes meaningfully to our revenue. This diversified geographic and service application mix contributes to the relatively high level of stability of our business and allows us to selectively target growing markets.

          Established Customer Base

      We provide satellite services to over 600 customers, including many of the world’s leading communications carriers, broadcasting companies, network integrators and Internet service providers. We have served many of our largest customers for over 30 years and have well-established relationships with the dominant communications services providers in many countries. Customers that use our capacity include:

• AT&T Corp.	• France Telecom
• British Telecommunications plc	• U.S. Government
• China Telecom	• United Nations
• CNN International	• World Bank

      We believe that our existing customer base provides us with a competitive advantage in local markets around the world and with credibility as we introduce new services.

          Global Network

      Our global communications network includes 23 satellites in orbit and leased capacity on 2 additional satellites owned by other satellite operators in the Asia-Pacific region, as well as ground facilities related to the operation and control of our satellites. We also have terrestrial assets consisting of teleports, points of presence and fiber connectivity that complement our satellite network and that we use to provide integrated end-to-end services. Our satellite network covers over 99% of the world’s populated regions, and we have market access to provide satellite capacity in the C- and Ku-bands in over 200 countries and territories. Our network enables us to provide services, such as the distribution of television content, that require the ubiquity and point-to-multipoint capability of satellite communications. In addition, we provide GlobalConnexSM Solutions services, which combine satellite capacity, teleport facilities, satellite communications hardware and fiber optic cable and other ground facilities, and other managed services. Managed services include monitoring the performance of our customers’ networks as part of the service. We offer services in our GlobalConnexSM Solutions portfolio for a variety of applications, including government/military, video contribution and Internet.

      We believe that the global coverage provided by our satellite network distinguishes us from most of our competitors and provides us with an important competitive advantage given the scarcity of prime orbital locations and the relatively high costs of, and long lead time involved in, designing, building, launching and operating satellites. The size and coverage of our network allow us to provide high-quality, reliable service worldwide. Due to the extensive scope of our network, we believe we can provide critical connectivity to communications carriers and other communications providers that are not effectively served by fiber optic cable.

          Solid Positioning in Growing Customer Segments

      We believe that corporate and broadband data and government/military applications represent opportunities for stable growth over the long term for operators in the fixed satellite services sector. We expect very small aperture terminal, or VSAT, networks, to continue to grow as corporations and value-added network services providers seek to connect thousands of locations across a region or across several countries into a single, managed network. As a result of our existing relationships with corporate end users and network services providers, we believe we are well positioned in the global satellite-based data services market.

      As a result of the current geopolitical environment and the increasing homeland security requirements of the U.S. government, we believe that government/military customers will require greater communications capacity for defense and civilian agency service applications. Customers in the government/military segment currently rely on commercial satellite capacity for a substantial portion of their mission-critical communications and customized managed services. We believe that we are a leader in the sale of satellite capacity to the U.S. government. We intend to leverage our well-established customer relationships, our global reach and our operational excellence to strengthen our position in this customer segment.

          Operational Excellence

      We believe that the reliability and integrity of our network is critical to our customers and end users, since our capacity is used for applications ranging from command and control of military operations to worldwide links for embassies and financial institutions. Our customers rely on our operational experience, gained through our nearly 40-year operating history, and our engineering leadership, demonstrated by our pioneering achievements in space communications. Our network has been designed to provide a high level of redundancy and flexibility for our customers. Our engineering and operations staff participates in every stage of the life cycle of each of our satellites, from the initial stages of development and construction through the end of a satellite’s orbital life. For the year ended December 31, 2003, our transponder availability rate was 99.997%, with the availability rate averaging 99.997% since 1985. See “— Network — Our Satellites” below for a discussion of how we calculate our transponder availability rate. We believe that our long history of high-quality, reliable service is a leading contributing factor to our ability to attract and retain our customers.

      We intend to leverage our solid financial position and our leadership position in our industry to grow our business.

     Our Strategy

      Our goal is to be a global connectivity leader connecting people and businesses around the world with high-quality, flexible and innovative communications services. We intend to sustain our leadership position in the fixed satellite services sector by building on our existing capabilities to grow our business and pursuing strategic transactions. Specifically, we intend to:

•	focus on growing our business in the video, government/military and corporate network customer segments by, among other things, expanding our managed service offerings;

•	sustain our leadership position in the voice and data customer segments by, among other things, expanding our managed service offerings, developing new applications such as voice over Internet protocol, referred to as VoIP, and focusing on niche markets, such as connectivity services for wireless operators in developing regions; and

•	pursue strategic transactions, such as the proposed Loral transaction, to further diversify our service application mix, enhance the geographic coverage of our network and achieve operational efficiencies to improve our long-term financial performance.

      We believe that our strategy will allow us to strengthen our core operations and maximize our ability to capitalize on new and emerging growth trends in our industry.

          Grow Our Business in the Video, Government/ Military and Corporate Network Customer Segments

      We believe that video, government/military and corporate network applications represent opportunities for revenue growth over the long term for operators in the fixed satellite services sector. We intend to focus our resources on further penetrating these customer segments in order to increase our market share in these segments and to further diversify our customer base.

          Video

      We offer two types of services to video customers: distribution and contribution. Distribution refers to the transmission of television programming for broadcasters, cable networks, direct-to-home service providers and other redistribution systems. Contribution refers to the transmission of news, entertainment and other video programming from various locations to a central video production studio where the programming is consolidated and assembled for distribution.

      We are currently developing broadcast neighborhoods in Latin America and Africa. By attracting additional broadcasters of popular television programming to selected satellites in our fleet, we plan to expand the broadcast communities on those satellites. Because cable systems and other television content redistribution systems install a large number of fixed antennas in order to be able to access popular programming for their subscribers, the use of our satellites by a popular broadcaster could attract other broadcasters to distribute their programming using the same satellites.

      We also intend to build new direct-to-home video broadcast communities in areas of Eastern Europe, Africa and the Asia-Pacific region. Our satellite system currently distributes direct-to-home programming for a number of regional providers, and we are focused on growing our share of the distribution market for direct-to-home service providers. We believe that the direct-to-home transmission of television programming via satellite could contribute to future growth in the demand for satellite services in certain markets.

      With respect to video contribution, we intend to leverage our hybrid infrastructure and use strategic transactions to grow our business. In February 2003, we introduced an end-to-end, managed contribution service to address the needs of broadcasters and video programmers around the world. Our end-to-end, managed contribution service provides customers with the ability, on demand, to move video content around the world using a cost-effective infrastructure that leverages the global coverage of our satellite fleet and our network of teleports and fiber interconnections to major video exchange points.

      Although we currently serve only a small fraction of the video segment, we intend to focus on expanding our customer base and market share in this segment as described above and through the proposed Loral transaction. We believe that the proposed Loral transaction, if consummated, will permit us to provide enhanced services to customers in the broadcasting segment worldwide by enabling us to offer content distribution services into and throughout the continental United States. We have created a strategic business unit that will be responsible for achieving these goals.

          Government/ Military

      We believe that the defense and civilian agencies of various governments are experiencing an increased need for communications services, creating demand for both government- and military-owned satellite capacity as well as commercial satellite capacity. This trend is creating opportunities for satellite providers, particularly those with the global coverage and network reliability required for mission-critical communications and the network flexibility needed to provide customized managed services for users in this segment. A number of governmental and military entities are current users of our system.

      We intend to leverage our customer relationships, our operational excellence and the flexibility of our hybrid network to strengthen our position in this customer segment. We have created a strategic business unit to ensure that our corporate structure and sales capabilities enable us to respond quickly to government/military opportunities. We believe that our expanded service capability, including our emphasis on managed services, will attract additional government business and enable us to work with a broader scope of government contractors and integrators.

          Corporate Network

      We believe that the provision of satellite capacity for corporate networks is a growing market in which we enjoy a solid position. Corporate networks carry point-to-multipoint traffic, utilizing the broadcasting capabilities of satellites to communicate to different locations simultaneously, as well as point-to-point traffic. We intend to broaden our customer base by establishing relationships with satellite-oriented service providers that are not already our customers and by marketing our managed services to general integrators with less experience in satellite services. To increase the use of satellite services as extensions of and overlays to the networks of private network providers, we expect to use partnerships to develop the capability to provide flexible end-to-end services, including network design, hardware coordination and testing assistance. We intend to use this capability to expand our service offerings to address the needs of customers in the maritime, oil and gas, manufacturing, mining, and finance and banking industries.

      Our corporate network customers offer advanced services to their end users and increasingly require integrated and managed services that we believe are best addressed by a hybrid network that combines space and terrestrial infrastructure. As we further extend our marketing reach to medium-sized and small distributors, we expect to be serving a customer base that requires our external expertise to integrate and manage the many communications media that comprise a high-performance network.

      We believe that broadband access is a corporate network application that represents a long-term opportunity for growth. We believe that the evolution of the Internet and the digitization of media and entertainment properties have increased the demand for broadband connectivity. Based on discussions with customers in our distribution network and market research, we believe that small- and medium-sized enterprises, particularly in developing regions, have broadband service requirements that are currently not being met. We believe that VSAT and other satellite-based networks are well positioned to fill this gap, offering a ubiquitous service that can be implemented quickly in locations where terrestrial alternatives are not available, are unreliable or are too expensive.

      To address opportunities in the satellite broadband direct access market, we are using an incremental approach that leverages our existing infrastructure to gain experience and build strategic relationships with customers and service partners. We are also analyzing various partnering and alliance strategies in this area to gain access to next-generation technology while limiting our business risks. For example, in April 2003, we acquired a minority stake in WildBlue, which plans to offer broadband Internet access services in rural and suburban areas of the continental United States via Ka-band capacity. For information regarding our investment in WildBlue, see Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions — WildBlue Subscription Agreement.” We will defer making significant investments in broadband access services until we are convinced that the market for these services is sufficiently defined. Through this progressive strategy, we plan to be positioned for leadership when this market develops.

          Sustain Our Leadership Position in the Voice and Data Customer Segments

      We intend to sustain our leadership position in the voice and data customer segments by leveraging our global network, technical expertise and well-established customer relationships to offer new services, including managed services, to our existing customers and to broaden the scope of the customers we serve for carrier and Internet applications. We expect that our achievement of these goals will be facilitated by the trend toward deregulation of telecommunications services in many markets and the removal of restrictions on our business as a result of our privatization, which provide us with opportunities to: build additional sales channels for our services in regions or markets where distribution of our services was previously limited, and utilize terrestrial-based facilities to complement our global satellite network and provide managed and integrated, end-to-end services.

      We intend to leverage our leadership in providing voice and data services for carriers by expanding our managed service offerings and developing new applications, such as VoIP. We are also focusing on niche markets in the voice and data customer segment, such as connectivity services for wireless operators in developing regions. In addition, we intend to increase our focus on customers utilizing satellite capacity for thin-route and middle-mile applications, which include point-to-point and managed services. Thin-route applications are connections between low-traffic communications hubs in smaller cities. Middle-mile applications are connections from cable interconnects or communications hubs to telecommunications central offices in remote or unserved areas. We are also planning to increase our regional sales presence and target customers in newly deregulated markets, where new carrier companies and providers of competitive services, such as wireless communications, are seeking to introduce their services quickly and independently of the local established carriers. In addition, we intend to introduce new, more cost-effective technologies and new integrated services to our existing customers, which we believe will enhance our retention rates and provide our customers with more efficient use of our network.

      We have been providing transmission capacity for the Internet since its inception in the 1970s and intend to sustain our leadership position in this segment. We provide point-to-point, also referred to as trunking, services to Internet service providers establishing high-speed Internet backbone connections to remote locations. We will seek to further penetrate this segment by offering managed services, as well as offering integrated services to our Tier 1 Internet service provider customers. Tier 1 Internet service providers are carriers whose Internet traffic is sufficiently large that they exchange traffic at no cost with other carriers of similar size. In addition, we are expanding our marketing directly to regional Tier 2 and Tier 3 Internet service providers, which must pay Tier 1 providers to exchange their traffic. We are providing these Internet service providers with complete Internet backbone access services, including hardware from third-party resellers, satellite capacity, Internet backbone connections and network management. For information regarding our initiatives for broadband Internet direct access services, see “— Our Strategy — Grow Our Business in the Video, Government/ Military and Corporate Network Customer Segments — Corporate Network” above.

      Because satellite capacity is often the most strategic and complex part of a communications network, we believe that we are well positioned as compared with ground-based communications services providers to offer cost-effective global connectivity services. We will use our global network, technical expertise and established customer relationships, as well as the opportunities resulting from deregulation and from our privatization, to implement the specific initiatives for the carrier and Internet applications discussed above in order to sustain our leadership in voice and data services.

          Pursue Strategic Transactions

      The fixed satellite services sector is experiencing consolidation, and a key component of our strategy is to evaluate and pursue strategic transactions that we believe could:

•	broaden our customer base, including in the video, government/military and corporate network customer segments;

•	provide enhanced landmass coverage of strategic geographic regions, including regions experiencing growth;

•	provide us with complementary technical and commercial capabilities, including a video or a government/military business complementary to the businesses we are seeking to grow organically;

•	further leverage our existing hybrid infrastructure;

•	enable us to shift our service application mix to include more point-to-multipoint traffic; and

•	create operational efficiencies.

      Our ability to complete any strategic transaction, such as the proposed Loral transaction, will depend on a number of factors that are not entirely within our control, including our ability to negotiate terms and conditions, conclude agreements and obtain necessary regulatory approvals, in each case on terms acceptable to us. In addition, if we require financing for any strategic transaction, we may be unable to obtain such financing on acceptable terms or within the timeframe that would permit the transaction to proceed. Depending on how any such strategic transaction is structured, there may be an adverse impact on our capital structure. See Item 3.D — “Risk Factors” for a general discussion of the risks and uncertainties associated with strategic transactions and for a discussion of the risks and uncertainties associated with the proposed Loral transaction.

     Our Customers and Service Applications

      We provide satellite services to over 600 customers, including many of the world’s leading communications carriers, broadcasting companies, network integrators and Internet service providers. We consider our customer relationships to be among our most important strategic assets. We support our customers’ business strategies by providing high-quality, reliable satellite-based services worldwide at competitive prices. In addition, we believe that we provide our customers with a superior level of satellite expertise. For these reasons, we believe that our business relationships with our current customers are generally good.

      Based on information available to us, our ten largest customers and their affiliates, and their approximate contributions to our 2003 revenue, were as follows:

		% of 2003
Customer	Customer Location	Revenue

British Telecommunications plc and its affiliates	United Kingdom	4.8%
WorldCom, Inc. and its affiliates	United States	4.5%
COMSAT Corporation and its affiliates	United States	4.4%
Videsh Sanchar Nigam Limited	India	4.2%
Telenor Satellite Broadcasting AS and its affiliates	Norway	4.1%
AT&T Communications and its affiliates	United States	3.2%
Teleglobe Canada Inc. and its affiliates	Canada	2.9%
Telkom SA Limited	South Africa	2.8%
Verestar Inc. and its affiliates	United States	2.6%
Cable and Wireless plc and its affiliates	United Kingdom	1.9%

      See Item 3.D — “Risk Factors” for a discussion of risks if we are unable to retain our customers or if our customers experience financial difficulties.

      Under the terms of the asset purchase agreement relating to the proposed Loral transaction, service contracts to be assigned to us include contracts with CBS Broadcasting Inc. and Hughes Network Systems, Inc. For information about financial difficulties experienced by several of the Sellers’ customers, see Item 3.D — “Risk Factors.”

      Substantially all of our revenue has historically been generated by the sale of our satellite transmission capacity to our customers on a wholesale basis. Some of our customers resell our capacity to end users of our system. None of our direct customers accounted for 5% or more of our revenue in 2003.

      We believe that our global communications network is used to support a wide range of service applications. In 2003, we believe that our satellite capacity was used for five principal service applications: carrier, corporate network, video, government/military and Internet. Given the emphasis of our business strategy on customers in the government/military segment, we determined that from January 1, 2003 we would include government/military as a category in the breakdown of our revenue by service application, but this service application is not included as a separate category for prior periods.

      The following table summarizes the service applications supported by our network, the types of end users that rely on these applications and the percentage of our revenue generated by the sale of capacity for each service application category. The breakdown of our revenue by service application category is based on our analysis of transmission plans and other information supplied to us by our customers. While we believe that the information provided to us is reliable, it has not been verified by us or any independent sources and we cannot assure you as to its accuracy. The illustrative examples in the table below are based on general information about the telecommunications industry.

	Percentage of Revenue for
Service	the Year Ended
Application Category	December 31,			Illustrative Examples

	2001	2002	2003	Applications	Types of End Users	End Users

Carrier	38%	37%	37%	International telephony Domestic telephony Cable restoration Data circuits	Incumbent telephone companies Competitive telephone and data companies Long haul service providers	AT&T Corp. British Telecommunications plc China Telecom Global Crossing Vodacom (Pty) Ltd.

Corporate Network	27%	30%	26%	Corporate WANs Intranets/extranets Videoconferencing Distance learning Credit card authorization	Corporations Organizations Intergovernmental agencies	Central Bank of the Russian Federation Schlumberger Ltd. World Bank

Video	19%	17%	16%	Broadcast network distribution Cable network content distribution Remote news gathering	Media conglomerates News organizations DTH system operators Cable broadcast networks	BBC World Canal Digital CNN International MTV3 TIBA S.A.

Government/
Military	—	—	11%	Internet, video and data transport	Governments Military users	Armed Forces Television Network U.S. Navy National Oceanic and Atmospheric Admin. U.S. Department of State

Internet	16%	15%	10%	Internet backbone connectivity	Tier 1 and Tier 2 Internet service providers	Cable and Wireless plc UUNet Sprint Corporation

      We refer in this annual report to a number of our customers and end users. Our customers and the end users of our network are important to us from a business development perspective, but references to them in this annual report are for illustrative purposes only and are not intended to suggest that each of these customers and end users is necessarily material to us from a financial perspective.

          Carrier Applications

      Carrier applications include the use of our satellite capacity by telecommunications carriers for the transmission of voice and data traffic over point-to-point connections between major telecommunications hubs. However, we do not include trunking to the Internet backbone and point-to-point corporate network applications in our carrier service application, because we consider them to be separate applications. Our customers for carrier applications are primarily large, established communications services providers and post, telephone and telegraph administrations around the world.

      Because the IGO was created to provide capacity for international public telecommunications services for its owners, this segment has historically been our largest source of revenue. However, the market for satellite-based voice and data services has faced, and is expected to continue to face, competition from fiber optic cable. See Item 3.D — “Risk Factors” above for a discussion of the competition from fiber optic cable. Despite the migration to fiber of our point-to-point carrier customers on certain routes, we believe that we will continue to earn a significant portion of our revenue from our carrier applications in the near term. For a discussion of our strategy with respect to carrier services, see “— Our Strategy — Sustain Our Leadership Position in the Voice and Data Customer Segments” above.

          Corporate Network Applications

      Corporate network applications include the use of our capacity for private communications networks using VSATs. VSATs are devices with small antennas that can receive and transmit communications signals to and from a satellite. A network of VSATs can be used for such point-to-multipoint applications as those noted in the table above, as well as for traditional voice and data services.

      Our customers in this segment include a limited number of satellite-savvy end users but are primarily satellite-savvy integrators, such as Schlumberger Ltd., British Telecommunications plc, Equant N.V. and Maritime Telecommunications Network, Inc. These integrators combine satellite capacity and other communications services to create customized networks that respond to specific customer needs. For a discussion of our strategy with respect to corporate network applications, see “— Our Strategy — Sustain Our Leadership Position in the Voice and Data Customer Segments” above.

          Video Applications

      We have been providing capacity to customers in the video services segment since our first satellite commenced operations in 1965. Users in this segment use our satellite capacity for both video contribution and video distribution. We have a small share of the total market for satellite-based video distribution services but are focused on building our position in the video distribution services market in the future, as discussed in “— Our Strategy — Grow Our Business in the Video, Government/ Military and Corporate Network Customer Segments — Video.”

          Government/Military Applications

      Government/military applications include the use of our satellite capacity by the U.S. government, including defense and civilian agencies, as well as NATO users, for communications services that include Internet, data and video transmission. Customers in this segment use our capacity for communications and customized managed services. See “— Our Strategy — Grow Our Business in the Video, Government/ Military and Corporate Network Customer Segments — Government/ Military” for information regarding how we are addressing opportunities in this segment.

          Internet Applications

      Our satellite capacity is used for point-to-point connections to the Internet backbone. The availability of Internet backbone connectivity via satellite allows our customers to bypass congested terrestrial networks and connect directly to the Internet backbone. Our users in this segment include Tier 1 and Tier 2 Internet service providers and other communications services providers that require backbone connectivity and that market Internet-related services to their customers. For a discussion of our strategy with respect to Internet applications, see “— Our Strategy — Sustain Our Leadership Position in the Voice and Data Customer Segments.”

     Geographic Distribution of Our Revenue

      Our revenue is derived from almost every region of the world. Our historical revenue broken down by geographic region is approximately as follows:

	Year Ended
	December 31,

Geographic Region	2001	2002	2003

Europe	29%	29%	25%
North America and the Caribbean	24%	24%	27%
Asia Pacific	18%	17%	17%
Latin America	13%	13%	11%
Sub-Saharan Africa	9%	11%	13%
Middle East and North Africa	7%	6%	7%

      If the proposed Loral transaction is completed, we expect that a greater portion of our revenue in future periods will be derived from North America and the Caribbean.

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

      Our Intelsat Global Sales subsidiary, located in London, England, is our global sales and marketing headquarters. In addition, we have established local sales and marketing support offices in the following locations around the world:

• Australia; • Brazil; • China; • Singapore; • the United States;	• France; • Germany; • India; • South Africa; and • United Arab Emirates

      By establishing local offices closer to our customers and staffing those offices with experienced personnel, we believe that we are able to provide flexible and responsive service and technical support to our customers.

      We believe that we enjoy significant brand recognition with current and potential users of our satellite services and expect to develop further customer awareness through our marketing and promotional efforts. We use our brand name, superior network performance and technical support to market our services to a broad spectrum of customers seeking to communicate globally.

      We understand that satellite capacity on the in-orbit satellites proposed to be acquired from Loral is distributed primarily by direct sales to customers. We intend to build the direct sales capabilities of our sales and marketing staff, particularly in North America, in order to integrate effectively the assets proposed to be acquired from Loral.

     Backlog

      As of December 31, 2003, we had a revenue backlog of approximately $3.6 billion. Our backlog as of December 31, 2002 was approximately $4.0 billion. See Item 5 — “Operating and Financial Review and Prospects — Backlog” for a discussion of our backlog, including a discussion of how our acquisition of

COMSAT World Systems’ customer contracts, bankruptcy filings by WorldCom, Inc., Teleglobe Inc. and Verestar, Inc. and events in Argentina have impacted or may impact our backlog. We expect to deliver services associated with $775.2 million, or 22%, of our December 31, 2003 backlog by December 31, 2004.

     Industry Overview

          General

      We compete in the global communications market for the provision of voice, data, video and wholesale Internet connectivity. Communications services are provided using various communications technologies, including terrestrial and submarine fiber optic networks, terrestrial wireless networks and fixed satellite services networks. We currently provide our services primarily using our fixed satellite services network infrastructure.

          Satellite Communications

      Commercial communications satellites are used for a variety of global communications applications, either as a substitute for or as a complement to the capabilities of terrestrial networks. The satellite industry is traditionally divided into several segments, each of which has its own customer base and business model. These segments include:

          Fixed Satellite Services

      Operators in the fixed satellite services sector, the most established sector in the satellite industry, provide communications links between fixed points on the earth’s surface. These services include the provision of satellite capacity between two fixed points, referred to as point-to-point services, and the simultaneous provision of satellite capacity from one fixed point to multiple fixed points, referred to as point-to-multipoint services. Point-to-point applications include telephony, video contribution and data transmission, such as Internet backbone connectivity. Point-to-multipoint applications include broadcast television and corporate networks. Fixed satellite services are our principal source of revenue.

          Direct Broadcast Services/Direct-To-Home Services

      Direct broadcast services, or direct-to-home services, broadcast a television signal directly to consumers’ homes and permit a high-quality broadcast of a large number of channels. Due to the point-to-multipoint capabilities of satellite, direct broadcast services have a competitive advantage in areas that do not have access to digital cable or high-quality terrestrial infrastructure. We provide satellite capacity to providers of direct broadcast services as well as distribute direct-to-home programming for a number of regional providers.

          Digital Audio Radio Service

      Satellite radio, or digital audio radio service, offers programmers a national distribution platform for digital quality sound and over 100 channels of programming. This service offers greater coverage, better signal quality and fewer advertisements than traditional radio service and allows advertisers to target specific demographic groups on a national basis. We do not support digital audio radio services on our network.

          Mobile Satellite Services

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

          Broadband Services

      Broadband satellite services can provide last-mile, high-speed Internet access to customers in areas unserved or underserved by terrestrial alternatives. As described in “— Our Strategy — Grow Our Business in the Video, Government/ Military and Corporate Network Customer Segments — Corporate Network,” we are exploring opportunities in the satellite broadband access market and intend to use an incremental approach to enter this market as it develops. Next generation broadband satellite providers, such as WildBlue, are expected to create demand in the market through, among other things, the introduction of less expensive consumer hardware.

          Competitive Advantages of Satellites

      Satellites provide a number of advantages over terrestrial communications systems that we believe will result in the continued use of fixed satellite services as an integral part of the global communications network. These advantages of satellites are:

Ubiquitous Coverage: Satellites provide connectivity across broad regions, allowing equal access to bandwidth regardless of location, density of population or availability of terrestrial infrastructure.

Point-to-Multipoint Transmission Capabilities: Because geosynchronous satellites can each broadcast signals to an area as large as one third of the earth’s surface, they are well suited for transmissions that must reach many locations simultaneously.

Seamless Transmission: Satellites can broadcast directly to telecommunications services providers and other users, bypassing points of congestion.

Independence from Terrestrial Infrastructure: Satellite-based networks can operate independently of other telecommunications infrastructures and can be used instead of, in addition to or as back-up for ground-based networks to provide customers with high-quality, reliable communications services.

Rapid Deployment: The terrestrial hardware necessary to access existing satellite capacity can be installed in a matter of days. In contrast, unless terrestrial communications are already established in an area, it may take months or years to build out the ground connection to remote areas.

          Challenges for New Entrants

      There are significant challenges for new entrants into the global satellite communications industry, including the limited number of orbital locations and frequencies that can be coordinated for use and the approvals from numerous national telecommunications authorities required to operate a global satellite communications system. These challenges also include the significant time, large capital investment and high level of technical expertise required to design, construct, launch and operate a satellite. These factors lead us to believe that the number of new entrants to the sector will remain low in the near future.

          Key Trends

      We believe that a number of trends will have a positive impact in the future on the fixed satellite services sector, including the globalization of business, which we believe will result in increased demand for communications capacity from global operators, including us. We also believe that the continued deregulation of telecommunications markets will present us with new customer and new market opportunities. In addition, a recent trend in the television broadcast services market has been the introduction of HDTV in developed markets. We believe that, as consumers increasingly seek HDTV services, the demand for satellite capacity for video applications in developed markets will increase.

      Trends also include the demand for integrated communications services as customers seek to optimize their networks while at the same time focusing resources on their core competencies. In addition, we believe that the evolution of the Internet and the digitization of media and entertainment content have increased the demand for broadband connectivity as corporations and business users increasingly use converged data and video applications. We also believe that satellite-based broadband services are well positioned to supply access to customer sites in locations where it is economically or geographically not feasible to upgrade the terrestrial infrastructure. Finally, we believe that the expected future growth of data applications is another trend that holds potential for the fixed satellite services sector.

      Despite the positive impact that we believe these trends will have, there is excess supply in the telecommunications industry, and fixed satellite services operators are facing competition from providers of ground-based communications capacity. We expect any demand for satellite services created by the trends described above to be partially offset by the migration of point-to-point services to fiber optic cable. See Item 3.D — “Risk Factors” for a discussion of the migration to fiber optic cable. In addition, the telecommunications industry has experienced a downturn that has reduced the demand for fixed satellite services, broadcaster demand for capacity may decline in the short term as broadcasters complete the migration of their transmission signals from analog to digital and it is possible that the market for fixed satellite services over the next several years may not grow or may shrink. See Item 3.D — “Risk Factors” for a discussion of the competition we face from other providers of communications capacity and the risk that the market for fixed satellite services may not grow or may shrink.

      In addition to the trends described above, the fixed satellite services sector has experienced some consolidation. We believe that this consolidation is the result of the increasing globalization of the telecommunications market and the desire of some fixed satellite services operators to secure and improve their market access and coverage in key regions. In addition, the scarcity of desirable orbital locations may lead operators to seek to acquire other operators with specific coverage or capacity capabilities. Consolidation may also result from the economies of scale from operational, capital expenditure and marketing efficiencies that can be achieved by consolidation.

     Network

      Our customers depend on our global communications network and our operational and engineering leadership, including our:

•	nearly 40-year operating history and pioneering achievements in satellite communications;

•	highly redundant network, resulting from our overlapping satellite coverage areas;

•	ability to relocate or reconfigure many satellites to cover different geographic regions; and

•	consistently high transponder availability levels.

      Our network is currently comprised of 23 satellites owned by us and leased capacity on 2 satellites owned by other satellite operators in the Asia-Pacific region, as well as ground facilities related to the operation and control of our satellites. One additional satellite, with an expected launch date in the second quarter of 2004, is currently under construction. Our network also includes ground network assets consisting of teleports or leased teleport facilities in Germany, the United States and China and points of presence in New York, Hong Kong, Frankfurt, Los Angeles and London.

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

      Geosynchronous satellites send these signals using various parts of the electromagnetic spectrum. Our fleet is designed to provide capacity using the C-and Ku-bands of this spectrum. A third frequency, the Ka-band, is not widely used at this time, but is being considered for use in broadband projects. A Ka-band satellite may be accessed by a smaller antenna, which is an important consideration for residential and small business markets. We do not have any Ka-band satellites and have not at this time entered into any contract for the manufacture of a Ka-band satellite. However, one of the satellites we expect to acquire as part of the proposed Loral transaction, Telstar 8, is expected to have transponders available for transmitting in the Ka-band. In addition, as part of our incremental approach to entering the satellite broadband access market, in April 2003, we acquired a minority stake in WildBlue. WildBlue plans to offer broadband Internet access services in the continental United States via Ka-band capacity.

      A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping, box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites revolve around the earth with a speed that corresponds to that of the earth’s rotation and appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit. The daily north-south motion of a satellite in inclined orbit exceeds the specified range of latitudes of its assigned station-keeping box, and the satellite appears to oscillate slowly above and below the equator. An operator will typically operate a satellite in inclined orbit toward the end of its useful life because the operator is able to save significant amounts of fuel by not controlling the north-south position of the satellite and is thereby able to extend substantially the useful life of the satellite. However, the types of services and customers that can access an inclined orbit satellite are limited due to the daily variations in the satellite’s footprint.

          Our Satellites

      Our fleet currently covers almost all of the earth’s surface and has been designed to provide a high level of redundancy for our customers. The features of our network that provide this redundancy are as follows:

•	most places on the surface of the earth are covered by more than one of our satellites;

•	many of our satellites have flexible design features that include the ability to be reconfigured or relocated to provide different areas of coverage; and

•	subject to availability, our in-orbit fleet includes sparing capacity on operational satellites.

      These features generally enable us in the event of a malfunction on a given satellite to move customers to other capacity on the same satellite or to other satellites.

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

      We measure the reliability of our network over a given period of time by calculating the total transponder hours in service for satellites owned and operated by us as a percentage of the total number of potential transponder hours during that time period, including hours during which transponders were not in service due to interruption or other outage. We exclude from this calculation the transponders on our satellites that are unusable due to satellite orbital location, inter-system coordination issues or beam configurations or that are permanently unusable due to the impact of certain anomalies. See “— In-Orbit Satellites” below and Item 3.D — “Risk Factors” above for a discussion of anomalies. For the year ending December 31, 2003, the transponder availability rate on satellites owned and operated by us was 99.997%. This availability rate was achieved by accumulating nearly 7.6 million transponder hours in service, with approximately 216 hours of accumulated transponder outage. Our transponder availability rate has averaged 99.997% since 1985.

      Our system fill factor represents the percentage of our total available station-kept transponder capacity, including the capacity that we lease, that is in use or that is reserved at a given time. As of January 22, 2004, we had an average system fill factor, including guaranteed reservations for service, of nearly 60%. We estimate that our achievable system fill factor is approximately 85% to 90%. There are several elements that affect our achievable system fill factor. First, our satellites have historically been designed with a greater number of zone beams than is typical in the industry in order to accommodate the needs of our carrier and other customers for two-way space segment connectivity spanning multiple continents. More recently, however, some of the traffic carried on our satellite network, and particularly the video and Internet traffic on our network, has been asymmetrical. Second, most of the satellites in our current fleet have generic designs. Although these designs enhance our flexibility by enabling us to move satellites into different orbital locations within our network, the satellites with generic designs are not optimized for specific orbital locations. In combination, the practical and technical aspects of our fleet result in a lower achievable system fill factor than the achievable fill factors of other satellite services providers with higher concentrations of region- or role-specific satellites.

      We expect our average system fill factor to decline as a result of the increase in our system’s available transponder capacity after the launch of our additional planned satellite. Over the long run, we expect our achievable system fill factor to increase slightly, reflecting the addition of satellites to our system that are more specifically tailored to the expected traffic patterns of their orbital locations.

          In-Orbit Satellites

      The satellites that make up our existing fleet include 23 satellites owned by us and leased capacity on 2 additional satellites owned by other satellite operators in the Asia-Pacific region. With our satellites located in all of the principal ocean regions — the Atlantic, Pacific and Indian — and leased capacity available in the Asia-Pacific region, we provide coverage of nearly every landmass.

      One of the two satellites on which we lease capacity is the INSAT 2E, leased pursuant to an agreement with the Government of India, Department of Space, INSAT Programme Office. Under this agreement with the Government of India, we have leased eleven 36 MHz equivalent transponders on INSAT 2E through May 30, 2009. We have the right to extend this lease term until the INSAT 2E has reached the end of its orbital maneuver life, which is currently expected to be May 2012. The other satellite on which we lease capacity is the SINOSAT-1, which we lease pursuant to an agreement with China’s SINO Satellite Communications Company Limited, referred to as SINOSAT. Under this agreement with SINOSAT, we have the option to lease, on a space-available basis, up to six 36 MHz transponders on the SINOSAT-1 satellite. We may exercise this option at any time and from time to time during the option term, which expires in April 2005. Under this option agreement with SINOSAT, we have leased capacity under one agreement through December 31, 2004 and under another agreement through August 31, 2006. If we enter into any additional agreements to lease capacity under this option agreement, the term of any such lease agreement may not extend beyond April 2005.

      As of January 22, 2004, our in-orbit fleet had 998 transponders available for transmitting in the C-band and 371 transponders available for transmitting in the Ku-band. These totals measure transponders on station-kept satellites, including the transponders that we lease from INSAT and SINOSAT. In each case, these numbers refer to usable 36 MHz equivalent transponders.

      The table below provides a summary of our in-orbit satellite fleet as of January 22, 2004.

Estimated
					End of Orbital	End of Orbital
Satellite	Manufacturer	Orbital Location		Launch Date	Design Life	Maneuver Life(1)

Geostationary Orbit
IS-601	Hughes Aircraft Company (Hughes)(2)	64.0E		October 1991	October 2001	January 2005
IS-605	Hughes	33.0E		August 1991	August 2001	September 2005
IS-701	SS/ L	180.0E		October 1993	August 2004	April 2011
IS-702	SS/ L	55.0E	(3)(6)	June 1994	April 2005	November 2011
IS-704	SS/ L	66.0E		January 1995	November 2005	October 2010
IS-705	SS/ L	310.0E		March 1995	January 2006	May 2009
IS-706	SS/ L	307.0E		May 1995	March 2006	May 2012
IS-707	SS/ L	359.0E		March 1996	January 2007	June 2012
IS-709	SS/ L	85.0E		June 1996	April 2007	August 2011
IS-801	Martin Marietta Overseas Corporation (MMOC)(4)	328.5E		March 1997	March 2007	September 2009
IS-802	MMOC	174.0E		June 1997	June 2007	August 2015
IS-804	MMOC	176.0E		December 1997	December 2007	March 2015
IS-805	MMOC	304.5E		June 1998	June 2008	July 2016
IS-901	SS/ L	342.0E		June 2001	June 2014	August 2017
IS-902	SS/ L	62.0E		August 2001	August 2014	April 2018
IS-903	SS/ L	325.5E		March 2002	March 2015	July 2017
IS-904	SS/ L	60.0E		February 2002	February 2015	June 2018
IS-905	SS/ L	335.5E		June 2002	June 2015	February 2019
IS-906	SS/ L	64.0E		September 2002	September 2015	November 2019
IS-907	SS/ L	332.5E		February 2003	March 2016	October 2019
APR-1(5)	Indian Space Research Organization	83.0E		N/A	N/A	N/A
APR-2(5)	Alcatel	110.5E		N/A	N/A	N/A
Inclined Orbit
IS-602	Hughes	50.5E	(3)(7)	October 1989	October 1999	October 2006
IS-603	Hughes	340.0E		March 1990	March 2000	April 2009
IS-604	Hughes	157.0E		June 1990	June 2000	September 2006

(1)	Assuming no relocation of the satellite.

(2)	Now Boeing Satellite Systems, Inc.

(3)	Rights to use these orbital locations are held by our customers.

(4)	Now part of Lockheed Martin Corporation.

(5)	Operated by other satellite operators with capacity leased by us.

(6)	Request for authorization to operate on a permanent basis at this orbital location is currently pending.

(7)	Authorization to operate at this location is limited to operation on a non-interference basis.

     The design life of a satellite is the length of time that the satellite’s hardware is designed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite has enough fuel to remain operational. Although the orbital maneuver lives of our satellites have historically extended beyond their contractual design lives, this trend may not continue.

      In order to extend the orbital maneuver lives of our IS-602, IS-603 and IS-604 satellites, we are operating these satellites in inclined orbit and, as a result, are continuing to earn revenue beyond our original estimates for these satellites. However, the types of services and customers that can access inclined orbit satellites are limited, and we typically offer capacity on these satellites at a discount.

      Our IS-511 satellite, which had been operated in inclined orbit at the 330.5 East orbital location licensed to us by the FCC, experienced a failure due to electrostatic discharge in August 2003 that caused the satellite to move to an orbit above the geosynchronous orbit. Following recovery from the anomaly, insufficient fuel remained to return the satellite to its operating orbit. As a result, the IS-511 satellite was decommissioned. The IS-511 satellite was launched in June 1985 and had exceeded its end of design life date of June 1992. We relocated traffic on the 18-year-old satellite to other satellites in our system. At this time, we have not determined whether to place another satellite at the 330.5 East orbital location.

      We have experienced no catastrophic in-orbit loss throughout our history, and our current satellite fleet is generally healthy. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business. Most of these problems have been component failures and anomalies that have had little long-term impact to date on overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives. To date, this redundancy design scheme has proven effective, although this trend may not continue. The most notable anomalies, losses and risks to our fleet at this time are described below.

      Our IS-605 satellite lost its primary central telemetry unit in 1992 and is currently operating on its redundant unit. A central telemetry unit transmits information regarding the performance and status of a satellite’s on-board systems. For a three-month period during 1997, the redundant unit on the IS-605 satellite had also failed. During that time, we developed a ground-based system that we were able to use to operate the satellite normally. We do not know whether the redundant telemetry unit will continue to function properly in the future. If this unit fails again, we would use the ground-based system that we developed to operate the satellite, although it is possible that we may not be able to operate the satellite through its remaining useful life if this failure occurs.

      Our IS-701, IS-702, IS-704 and IS-709 satellites have been experiencing higher than normal friction torque on some of their momentum wheel assemblies. These wheel assemblies are used to control a satellite’s attitude, or orientation in space, and have built-in redundancy such that two of a satellite’s three assemblies must be operating in order for the satellite to function properly. Higher than normal friction torque degrades the performance of the momentum wheels and increases the risk of wheel failure. Even though the primary wheels have not failed, we are currently using the redundant momentum wheel assemblies on each of these satellites in order to minimize the risk of wheel failure. We have developed an alternative control system that would use thrusters instead of momentum wheels to maintain attitude control in the event that two of a satellite’s three wheels fail. These measures are expected to permit the IS-701, IS-702, IS-704 and IS-709 satellites to achieve and exceed their orbital design lives, despite any potential wheel failures.

      Our IS-706 and IS-709 satellites have experienced battery cell failures that have reduced the energy available for operating the satellites during eclipse periods when the sun is not visible to the satellites. A satellite relies on its battery power during these periods, which occur twice per year and can last up to 72 minutes per day over a period of 45 days. Additional battery cell failures could lead to the affected satellite being able to support only half of its nominal traffic load during solar eclipse periods.

      As a result of electrostatic discharge, four receivers on our IS-709 satellite have failed. These failures have not impacted the availability of transponders on the satellite but have reduced the ability of the satellite to receive global and spot beam signals simultaneously in the C-band from four beams to two. If an additional receiver fails, there will be further reduction in the satellite’s ability to receive signals and three transponders will be lost. In addition, the IS-709 satellite has a radio frequency output power instability in the downlink of one hemispheric beam. The anomaly, which was detected in 1996 during testing following the satellite’s launch, resulted in the loss of nine 36 MHz equivalent transponders of the satellite’s capacity.

      Our IS-801 satellite experienced an anomaly after its launch and before being put into service that resulted in damage to the satellite’s north solar array structure. The damage has limited our use of certain control equipment on the satellite and necessitated the use of thrusters for continuous attitude corrections. As described in “— Sparing; Insurance — Insurance” below, the north solar array damage reduced the orbital maneuver life of the IS-801 satellite and resulted in a settlement with our insurers. Although there is currently no evidence of further damage to the IS-801 satellite’s solar array structure, it is possible that the damaged array may not continue to perform as it has since the anomaly. In addition, the use of thrusters for continuous attitude corrections may result in premature failure, as they are not designed for this operation. We have made changes in our operation of the IS-801 satellite to minimize the impact on the thrusters and the satellite’s propulsion system.

      Our IS-801 satellite has also experienced failures resulting in degraded performance on four of its nine C-band hemispheric and zone beam receivers, such that only five receivers are operating at full performance. There are six hemispheric and zone beams on the satellite, each of which requires a receiver. As a result, one of the beams has been configured to use a receiver experiencing degraded performance. Although this beam is still capable of carrying our current traffic, it is possible that the beam may not be able to carry new traffic. We would need to conduct analysis and testing to assess the feasibility of carrying any new traffic on the affected beam before we could add new traffic on the beam. The failure of an additional receiver would result in the loss of five or six transponders depending on which receiver fails.

      The spare attitude system processor on our IS-802 satellite has failed, resulting in the loss of redundancy. We have deployed a back-up system for controlling the attitude of the IS-802 satellite from the ground that should allow us to continue operating the satellite in the event the remaining processor fails.

      Our IS-804 satellite has experienced some degradation of performance on one zone beam and one hemispheric beam that we believe is caused by an obstruction affecting the antenna shared by these beams. This problem could result in the loss of some of the satellite’s capacity. However, because of the way we have allocated capacity and the locations of our customers, this degradation has had no significant impact on our operations or the availability of capacity on IS-804 to date.

      Our IS-901 satellite has experienced an anomaly in one of its feed horns that could result in interference among the hemispheric and zone beams that share the affected feed horn depending on how we load traffic onto the satellite. Because the impacted region is covered by other beams on the satellite and because we have no customers in the impacted region, this problem has had no impact on our operations or the availability of capacity on our IS-901 satellite to date.

      Our IS-904 satellite has experienced the failure of one of its two earth sensors, which are used by the satellite’s on-board control system to keep the satellite pointed in the proper direction. Should the second earth sensor fail, we may not be able to keep the IS-904 satellite pointed properly toward the earth. We are developing a ground-based system that we believe will provide adequate capability to keep the satellite pointed properly should the redundant earth sensor fail.

      See Item 3.D — “Risk Factors” for a discussion of the impact of various satellite anomalies on our business.

          Planned Satellites

      We began a nine satellite launch program in 2001. Seven of these satellites have been successfully launched. On November 21, 2002, we terminated our order for one of the satellites in our launch program due to the manufacturer’s significant postponement in the delivery date of the satellite. We expect that the remaining satellite in our 2001 launch program, the IS-10-02 satellite, will be launched in the second quarter of 2004. The seven satellites that we have launched and the eighth satellite to be launched in this launch program have, on average, more power, more transponders and larger coverage areas than many of our other satellites.

      We expect to replace existing satellites, as necessary, with more technologically advanced satellites that meet customer needs. We periodically conduct evaluations to determine the current and projected strategic value of our existing and any planned satellites and to guide us in redeploying satellite resources as appropriate.

      The remaining satellite in our 2001 launch program, the IS-10-02 satellite, is being manufactured by EADS Astrium. We expect to launch this satellite in the second quarter of 2004 and expect to deploy it at the 359.0° East orbital location. The IS-10-02 satellite is designed to have 70 C-band and 36 Ku-band transponders, measured in 36 MHz equivalent units. The actual number of usable transponders on the IS-10-02 satellite will depend on a number of factors, including the satellite’s operational configuration at its specified orbital location. The IS-10-02 satellite is expected to reach the end of its orbital design life in the second quarter of 2017. Assuming no relocation of the satellite from the orbital location to which it is initially deployed, the IS-10-02 satellite is expected to reach the end of its orbital maneuver life in the third quarter of 2021.

      We have entered into an agreement with Telenor for the sale of 18 Ku-band transponders, measured in terms of 36 MHz equivalent units, on the IS-10-02 satellite. We will retain ownership of the satellite’s C-band transponders, the remaining Ku-band transponders and most of the remainder of the satellite. After the successful launch and in-orbit testing of the IS-10-02 satellite, title to, and risk of loss with respect to, Telenor’s 18 Ku-band transponders on the satellite will transfer to Telenor. At the time of this transfer, Telenor will be required to pay the purchase price for the transponders. One of Telenor’s affiliates currently has operating leases on the IS-707 satellite, which is the satellite that will be replaced by IS-10-02. Once title to the IS-10-02 transponders purchased by Telenor has passed to it, all of its affiliate’s service commitments for capacity on IS-707 will be terminated.

      Construction Agreement. We entered into an agreement with EADS Astrium for the manufacture of two Intelsat X series satellites, the IS-10-01 and IS-10-02 satellites. As described below, we have terminated this agreement with respect to the IS-10-01 satellite. Under this agreement, we are required to pay the majority of the total contract price for a satellite in the form of progress payments during the period of the satellite’s construction. The remainder of the price is payable in the form of incentive payments based on orbital performance over the design life of the satellite following launch, as well as in the form of a significant payment due only when the satellite has successfully completed in-orbit testing. Our agreement with EADS Astrium provides for price reductions or payments by the manufacturer in the event of late delivery due to the fault of the manufacturer.

      Our agreement with EADS Astrium includes provisions that enable us to terminate with or without cause. If we terminate the agreement without cause, we are subject to substantial termination liabilities that escalate with the passage of time. If we terminate for cause, we are entitled to take over any work remaining, with the manufacturer paying any additional costs. Alternatively, we can recover payments we have made if the delivery date for the satellite has been delayed by more than a specified period of time. We would also be entitled to receive additional specified damages. The risk of loss of a satellite manufactured under this agreement passes to us at launch.

      In November 2002, we notified EADS Astrium of our termination of our construction agreement with respect to the IS-10-01 satellite due to the manufacturer’s significant postponement in the delivery date of the satellite by more than the period of time specified in the agreement. We have not terminated the portion of our agreement with EADS Astrium relating to the IS-10-02 satellite. For a discussion of the impact of the termination of our order for the IS-10-01 satellite on our financial condition and results of operations, see Item 5 — “Operating and Financial Review and Prospects — IS-10-01 Contract Termination Costs.”

      Our agreement with EADS Astrium gives us the option until February 2005 to order additional satellites at fixed prices identified in the agreement.

      Launch Services Agreements. We have entered into launch services agreements with Sea Launch and Lockheed Martin Commercial Launch Services for the Intelsat X series satellites. These agreements provide that we may terminate at our option, subject to the payment of specified termination fees that increase as a given launch date approaches.

      At the time we entered into our launch services agreements with Sea Launch and Lockheed Martin Commercial Launch Services, we had two Intelsat X series satellites on order. However, as indicated above, we have since terminated our order for the IS-10-01 satellite. In connection with the termination of our order for the IS-10-01 satellite, we have amended our launch services agreement with Sea Launch to provide for the launch of an unspecified future satellite. We and Sea Launch agreed that we would treat most of the payments made for the launch vehicle that could have been used for the launch of the IS-10-01 satellite as a credit for the future launch and that the price of the launch vehicle would remain fixed. We also agreed, however, that Sea Launch has the right to terminate our launch services agreement if we do not place an order for a future launch by July 31, 2005. If Sea Launch terminates our agreement, we will incur a termination liability of up to $19.1 million and will forfeit our credit for a future launch. See Item 5 — “Operating and Financial Review and Prospects — Results of Operations — Operating Expenses — IS-10-01 Contract Termination Costs” for a discussion of the impact of this agreement on our financial condition and results of operations. We intend to use a Proton M/ Breeze M launch vehicle under our agreement with Lockheed Martin Commercial Launch Services for the launch of our IS-10-02 satellite.

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

          Network Operations and Current Ground Facilities

      We control and operate each of our satellites and manage the communications services for which it is used from the time of its initial deployment through the end of its operational life. We provide most of these services from our Washington, D.C.-based satellite control center and network management center. We also provide primary tracking, telemetry and command services, referred to as TT&C services, for our satellites and for satellites owned by other satellite companies. We provide these services from ground facilities located around the world.

      Our satellite control center is responsible for the monitoring and control of our satellite fleet 24 hours per day, 365 days per year. Utilizing sophisticated satellite command and control hardware and software, the satellite control center analyzes telemetry from our satellites in order to monitor the status and track the location of our satellites. As necessary, our satellite control center sends commands to the satellites for station-keeping maneuvers and equipment reconfigurations. The satellite control center currently manages a complex and dynamic operations environment. It manages the daily operation of our satellites while concurrently supporting our launch schedule. We perform all of these functions from one facility, with one group of employees. Centralizing these functions enables our staff to become proficient in the management of multiple satellite series, thereby improving our operational redundancy and response times and increasing the cost-efficiency of our satellite operations.

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

      We maintain a back-up operations facility a relatively short distance from our Washington, D.C. facility. This facility provides back-up emergency operational services in the event that our Washington, D.C. operations areas experience interruption. See Item 4.D — “Property, Plants and Equipment” for a description of this property.

      Our satellite control center and network management center use a network of ground facilities to perform their functions. This network includes six primary earth stations that provide TT&C services for our satellites, referred to as our TT&C stations, and various other earth stations worldwide. See Item 4.D — “Property, Plants and Equipment” for information regarding the location of our ground network facilities.

      Due to the limitations on our activities as the IGO prior to privatization, we do not own most of the earth stations and other facilities that comprise our ground network, including four of our six primary TT&C stations. Rather, we contract with the owners of the TT&C stations and other facilities for the provision of certain control and monitoring services. The contracts with the owners of these four TT&C stations have expiration dates ranging from November 30, 2005 to October 23, 2008. On November 25, 2002, we completed a transaction with COMSAT and COMSAT Digital Teleport, Inc. pursuant to which we acquired two of the six primary TT&C stations in our ground network. See Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions — COMSAT Asset Purchase Agreement” for more information about this acquisition.

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

          Insurance

      Historically, and under our contract for the manufacture of our IS-10-02 satellite, the manufacturers of our satellites bear the risk of loss of the satellites up to launch, at which time title and risk of loss pass to us. At that point, we have generally obtained insurance for the launch and, in most cases, some limited period of time of in-orbit operations for satellites owned by us. Prior to November 2001, we generally did not obtain in-orbit insurance beyond the first year of in-orbit operations. This assumption of in-orbit operations risk was supported in part by the IGO’s ability to call capital from its owners and in part by the generally healthy operating history of the IGO’s satellites. With the manufacture of our Intelsat IV-A series of satellites beginning in the early 1970s, we began our policy of maintaining a program office at each satellite manufacturer’s site where our engineers could monitor our contractors during the construction and testing of our satellites. Since that time, 45 satellites have been placed into orbit, and we have experienced no catastrophic in-orbit loss throughout our history. Please refer to “— Network — Our Satellites — In-Orbit Satellites” and Item 3.D — “Risk Factors” above for a description of notable anomalies, losses and risks to our fleet at this time.

      We currently have in place an insurance policy expiring in November 2004 that covers the in-orbit operations of our Intelsat IX series satellites. Under the terms of this policy, we chose to co-insure $150.0 million of the net book value of each covered satellite, and insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Our decision to assume some risk for each satellite was based in part on our favorable in-orbit experience, as described above, and in the context of our current sound financial condition. For satellites with net book values of over $150.0 million, we bear a percentage of the loss equal to the percentage of the total net book value of the applicable satellite represented by the $150.0 million that we co-insure. Coverage under this policy recognizes losses based on a satellite’s failure to perform in accordance with contractual design specifications. If 90% or more of a satellite’s capability is lost, then a constructive total loss may be declared by us, and the insurers would pay the full insured value determined as described above. If 5% or more but less than 90% of a satellite’s capability is lost, we will be entitled to a pro rata portion of the amount of the full insured value determined as described above. There are a number of customary exclusions to our coverage under this policy, as well as exclusions relating to existing anomalies. The customary exclusions are described in Item 3.D — “Risk Factors.” The other exclusions relate to problems we have experienced on three of our satellites. See “— Network — Our Satellites — In-Orbit Satellites” and Item 3.D — “Risk Factors” above for a discussion of anomalies on our satellites.

      We do not have, and do not intend to obtain, in-orbit insurance coverage for the 16 satellites not covered by the insurance policy described above. These satellites individually have net book values of less than $150.0 million. The aggregate net book value of these 16 satellites as of December 31, 2003 was $888.7 million, which includes 5 satellites with no book value.

      We have obtained launch insurance for the book value of our IS-10-02 satellite under construction. For the period from the satellite’s separation from the launch vehicle through in-orbit testing, we have obtained insurance covering the book value of the satellite, excluding capitalized performance incentives. After completion of the in-orbit testing period, we will co-insure approximately $53 million of the net book value of our IS-10-02 satellite through its first year of in-orbit operations, with insurers covering the balance of the net book value, excluding capitalized performance incentives.

      As the insurance currently in place for our satellites expires, our decision to purchase additional in-orbit insurance will depend on a number of factors. These factors include the cost and availability of insurance in the market and the exclusions to coverage, if any, required by insurers. We would also consider the other terms and conditions upon which insurance is available and our historical experience with launch and in-orbit malfunctions. We may decide not to obtain any additional in-orbit insurance. Even if we decide to seek additional insurance, we may not be able to obtain additional in-orbit insurance on reasonable terms and conditions, if at all. See Item 3.D — “Risk Factors” for a description of the risks to our business associated with not having insurance for our satellites.

      We also have insurance in place through March 31, 2005 for losses to our IS-801 satellite if the cause is related to the satellite’s north solar array. On March 18, 1997, the IS-801 satellite was damaged, causing a reduction in the satellite’s orbital life. The IGO subsequently entered into settlement agreements with insurers in which an aggregate amount of approximately $33.3 million in compensation was agreed upon. This compensation amount was based on an estimated orbital life that we currently expect the IS-801 satellite to exceed. If the IS-801 satellite exceeds this estimated orbital life, we will be required to pay insurers 10% of our gross revenue from the satellite, up to the approximately $33.3 million in compensation agreed upon, for the period from the end of orbital life estimated in connection with the settlement agreements to the satellite’s actual end of orbital maneuver life.

      In addition to the satellite insurance described above, we currently maintain third-party liability insurance up to a limit of $300.0 million per occurrence or in the aggregate per year for damages for physical injury and property damage to third parties caused by our satellites. Our current policy expires in early June 2004.

      We do not insure against lost revenue in the event of a total or partial loss of a satellite. For additional information on insurance matters, see Item 3.D — “Risk Factors.”

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

          Satellite Operators

      We compete with other large satellite operators based on several factors, including price, access, coverage, availability of service and service quality and reliability. Our largest global competitors are SES GLOBAL S.A. and PanAmSat Corporation. Other competitors include Eutelsat S.A., Loral Space & Communications Ltd. and New Skies.

SES GLOBAL. SES GLOBAL S.A. owns and operates a fleet of 30 satellites and owns interests in several regional satellite services providers that together operate 11 additional satellites. SES GLOBAL primarily provides cable video, broadcast video and direct-to-home video services in the North American and European markets. SES GLOBAL has a presence in Asia and Latin America due to its minority interests in regional satellite services providers, including Asia Satellite Telecommunications Holdings Limited, referred to as AsiaSat, Star One S.A., which owns and operates the BrasilSat satellite fleet in South America, and Nahuelsat in Argentina. SES GLOBAL also owns a strategic interest in Nordic Satellite A.B., which operates satellites serving Scandinavia.

PanAmSat. PanAmSat Corporation manages a network of 30 satellites, 25 of which are wholly owned by the company, that provide global coverage primarily for video distribution services. PanAmSat is a leading provider of satellite capacity for television program distribution to network and cable systems in North and

South America, Africa, South Asia and the Asia-Pacific region. It also provides Internet and private data networking services. PanAmSat has a particularly strong presence in North and South America.

Eutelsat. Eutelsat S.A. operates a fleet of 19 satellites primarily providing broadcast video and radio services across its core market of Europe and into parts of the Middle East, Africa, South Asia and North and South America. Eutelsat also leases capacity on three satellites operated by other companies. Eutelsat has a minority interest in HISPASAT, Spain’s national satellite operator. HISPASAT provides coverage over Spain, Portugal and Latin America, so the interest gives Eutelsat a presence in Latin America.

Loral. Loral Space & Communications Ltd. is a diversified satellite company with substantial activities in satellite manufacturing and satellite-based communications. Although its fixed satellite services operations do not provide full global coverage, Loral Space & Communications Ltd. has entered into joint marketing arrangements with other regional and national satellite operators under the umbrella of the “Loral Global Alliance.” The Loral Global Alliance includes Loral Skynet and Satelites Mexicanos, S.A. de C.V., referred to as Satmex. Loral operates a fleet of eight satellites and provides services primarily to broadcasters. On July 15, 2003, Loral Space & Communications Ltd. and several of its subsidiaries each filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. We have entered into an asset purchase agreement with subsidiaries of Loral Space & Communications Ltd. to acquire specified satellites and other related assets in the North American region. See “— Agreement to Purchase the North American Satellite Assets of Loral” above for further information about the proposed transaction.

New Skies. New Skies, which was spun off from the IGO in 1998, owns a fleet of five satellites. New Skies offers video, voice, data and Internet communications services to a range of customers.

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

      We also compete with a number of regionally focused satellite operators. Some of these entities provide international connections to supplement their domestic services. In addition, a number of countries have domestic satellite systems that compete with us to some extent, although most of our business is international in scope. These regional and national operators compete with us primarily on price. In addition, some countries limit our access in order to protect their satellite systems.

      We expect consolidation in the industry to continue, resulting in more intense competition from larger competitors with global systems. See “— Industry Overview — Key Trends” and Item 3.D — “Risk Factors” for information on the consolidation in our industry and its effect on our competitive environment.

          Fiber Optic Cables

      We have been experiencing a decline in our revenue from carrier applications in recent years due to the build-out of fiber optic cable capacity, and the decline in future years could be significant. The primary use of fiber optic cables is carrying high-volume communications traffic from point to point. The growth in the capacity of fiber optic cable on point-to-point transoceanic routes, particularly across the Atlantic Ocean, has led some services between major city hubs to migrate from satellite to fiber optic cable. For example, most voice and data traffic and video contribution traffic between major city hubs has migrated to fiber optic cable. The reduction in prices of capacity on fiber optic cables has also contributed to this migration. Because fiber capacity is available at substantially lower prices than satellite capacity for the routes for which fiber is available, most satellite companies generally do not focus on these routes. However, satellite capacity remains competitive for signals that need to be transmitted beyond the main termination points of fiber optic cables, for point-to-multipoint transmissions and for signals seeking to bypass congested terrestrial networks.

      Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective or is physically not feasible. We believe that any competition we face from fiber optic cable companies is likely to be based primarily on price.

     Regulation

      We are regulated by the FCC under the Communications Act of 1934, as amended. We also are subject to the requirements of the ORBIT Act and the export control laws, sanctions regulations and other laws and regulations of governmental entities in the countries in which we operate. In addition, we are subject to the frequency coordination process of the International Telecommunication Union’s Radio Regulations provisions.

          Regulation by the FCC

      Except for our use of the BSS portion of the Ku-band on one satellite, which is subject to U.K. regulation as described below, all of our currently operating satellites are licensed in the United States. Our operation and ownership of these satellites is regulated by the FCC, the government agency with primary authority in the United States over commercial use of satellite radio communications. We currently must comply with FCC regulations with respect to obtaining and retaining our satellite licenses and avoiding harmful interference with or to other users of radio frequencies. We also must comply with other FCC regulations governing U.S.-licensed satellite systems and must obtain FCC licenses for the operation of earth stations in the United States. Our Intelsat USA License Corp. subsidiary is subject to regulation as a common carrier, as discussed in more detail below. Violations of the FCC’s rules may result in various sanctions, including fines, loss of authorizations or the denial of applications for new authorizations or the renewal of existing authorizations.

          Authorization to Launch and Operate Satellites

      The FCC will issue licenses to launch and operate satellites to satellite operators who meet its legal, technical and financial qualification requirements. The FCC requires applicants for satellite licenses, as part of the application process, to demonstrate that their proposed satellites would be compatible with the operations of adjacent satellites. The FCC expects U.S.-licensed satellite operators to coordinate with other domestic and foreign operators to avoid harmful interference, and it does not become involved unless the operators are unable to resolve their conflicts.

      On August 8, 2000, the FCC conditionally authorized our Intelsat LLC subsidiary to operate the IGO’s 17 C-band and Ku-band satellites existing at that time and to construct, launch and operate our planned satellites. These authorizations are conditioned on our compliance with the privatization and initial public offering requirements of the ORBIT Act, which are discussed below under “— The ORBIT Act.” These conditional authorizations provided Intelsat LLC with access to a total of 22 orbital locations and granted multiple waivers of the FCC’s technical rules to accommodate the existing design and operations of our satellite system. For example, the FCC waived its two-degree spacing requirement to allow continued operation of our existing and planned satellites at spacing equal to or greater than two degrees from non-Intelsat satellites. The FCC also waived certain financial requirements. The FCC’s waivers with respect to a particular satellite will apply for the entire term of the satellite license. However, the FCC is not required to grant additional waivers to us in connection with our future satellite applications.

      Intelsat LLC’s conditional authorizations became effective on July 18, 2001, the date on which the IGO, in connection with the privatization, transferred ownership of its 18 satellites to Intelsat LLC. This was also the date on which the IGO transferred its International Telecommunication Union network filings for 22 orbital locations associated with the operation of these satellites to the United States national registry. Pursuant to these conditional FCC licenses, and consistent with FCC rules, Intelsat LLC may use its orbital locations and satellites to provide services in the United States and internationally.

      The license term for each of our 17 satellites that was in operation on the date of the FCC’s August 8, 2000 licensing order is 15 years or end of life, whichever comes first, with the license term commencing on July 18, 2001. The license term for each of the planned satellites that were not yet in operation on August 8, 2000 is

15 years from the date that Intelsat LLC certifies to the FCC that the particular satellite has been successfully placed into orbit and that the satellite’s operations conform to the requirements of the FCC licenses.

      At the end of a license term, Intelsat LLC can request special temporary authorization to continue operating a satellite. The FCC generally grants such authorization after the expiration of the initial license term. However, such authorization is not guaranteed. Intelsat LLC can also request licenses to launch and operate replacement satellites. The FCC’s rules do not guarantee that it will grant licenses for replacement satellites. In practice, however, the FCC generally grants requests for replacement satellites. If the FCC does not issue Intelsat LLC a license to launch and operate a replacement satellite in any of its 22 orbital locations, the FCC must return the International Telecommunication Union network filing for a particular orbital location to the International Telecommunication Union, at which time the orbital location would become available for use by other satellite operators.

      Changes to Intelsat LLC’s licensed satellite system generally require FCC approval. The FCC, at Intelsat LLC’s request, has approved modifications to Intelsat LLC’s conditional licenses to operate its in-orbit satellites and to launch and operate additional satellites in the future. The modifications to the licenses included changes in the orbital locations of certain satellites and revised orbital relocation dates for certain satellites. The FCC has also granted periodic requests by Intelsat LLC for special temporary authority to conduct in-orbit testing of newly launched satellites and to operate its licensed satellites in different orbital locations on a temporary basis. The FCC is currently considering requests by Intelsat LLC for modifications to its licenses to operate a number of satellites.

      Intelsat LLC owns and operates 23 C-band and Ku-band satellites and has plans for one additional satellite. See “— Network — Our Satellites — Planned Satellites” for a description of the planned additions to our satellite system. Intelsat LLC must construct, launch and operate this additional satellite by specified target dates, referred to as milestones. The failure to meet these milestones for a satellite will render our FCC license for that satellite null and void and could result in our losing access to the orbital location associated with that satellite. The FCC imposes these milestones on all U.S.-licensed satellite operators in order to prevent the warehousing of orbital locations. If we experience delays in meeting a milestone, we can apply to the FCC for an extension of the milestone. The FCC will generally grant an extension if the delays are due to circumstances outside of a satellite operator’s control, such as the late delivery of a satellite by a satellite manufacturer. The FCC is currently considering a request by Intelsat LLC for a milestone extension.

      In February 2004, the FCC conditionally approved the transfer to our Intelsat North America LLC subsidiary of five space station licenses from the Sellers. This approval is conditioned on our compliance with the requirements of the ORBIT Act, which are discussed below under “ — The ORBIT Act.” In addition, this approval is conditioned on our compliance with our security-related commitments to the Department of Justice, Department of Homeland Security and Federal Bureau of Investigation, including our commitment to establish a Security Committee of the board of directors of our Intelsat Global Service Corporation subsidiary to establish and oversee policies relating to U.S. national security and law enforcement concerns. In connection with the FCC’s approval of the transfer of the Loral licenses to us, we also voluntarily committed to ensure continuity of broadband service now available to certain areas and customers in Alaska and Hawaii. In March 2004, SES AMERICOM, Inc., referred to as SES, filed an application for review of the FCC’s order relating to the Loral transaction. SES’ application requests that the FCC vacate the special temporary authority to provide DTH services to Loral’s customers and requests that the FCC reconsider its decision not to impose conditions on our ability to provide services to the U.S. government using the satellites to be acquired. See “— The ORBIT Act” for a description of the special temporary authority. Our opposition to SES’ application for review is due March 31, 2004 and SES’ reply is due in mid-April 2004.

          Other FCC Authorizations

      Intelsat LLC holds several earth station and experimental earth station licenses associated with technical facilities located at our Washington, D.C. building and at our earth station facilities in Maryland, Hawaii and California.

      In connection with the assets that we acquired from COMSAT World Systems and COMSAT Digital Teleport, Inc. in November 2002, Intelsat LLC holds Title III operating licenses and our Intelsat USA License Corp. subsidiary holds Title II common carrier authorizations. See Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of the COMSAT transaction. As a result of this transaction, we became subject to FCC reporting and record-keeping requirements applicable to U.S. international common carriers. These requirements include traffic and revenue reporting, international circuit status reporting and international interconnected private line reporting. Other requirements we are now subject to as a result of the COMSAT acquisition are notification of, and approval for, foreign carrier affiliations and filing of contracts with international carriers. We are also subject to requirements to make annual financial reports and equal employment opportunity reports. Finally, we are subject to requirements to provide communications assistance for law enforcement and to maintain customer billing records for 18 months.

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

          The ORBIT Act

      The stated purpose of the ORBIT Act, which entered into force in March 2000, is “to promote a fully competitive global market for satellite communication services for the benefit of consumers and providers of satellite services and equipment by fully privatizing the intergovernmental satellite organizations, INTELSAT and Inmarsat.” In order to obtain required authorizations from the FCC and to avoid limitations on the types of services for which our capacity may be used, we must comply with certain privatization criteria in the ORBIT Act that the FCC must evaluate in considering our license and renewal applications and in connection with customer requests for authorization to use our satellite capacity to provide “non-core services” to, from or within the United States. “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television.

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

      The ORBIT Act also requires us to conduct an initial public offering by June 30, 2004. In December 2003, the FCC extended the deadline by which we must conduct an initial public offering from December 31, 2003 to the new deadline of June 30, 2004. The June 30, 2004 deadline cannot be further extended unless the ORBIT Act is amended.

      The criteria imposed by the ORBIT Act for our initial public offering include that the offering “substantially dilute” the aggregate ownership in our company of former Signatories of the IGO. The ORBIT Act does not provide the FCC with any specific guidance as to what would constitute substantial dilution. However, the ORBIT Act specifies that the FCC, in determining whether the initial public offering attains substantial dilution, shall take into account the purposes and intent, privatization criteria and other provisions of the ORBIT Act, as well as market conditions. The FCC has interpreted the substantial dilution requirement of the ORBIT Act in the case of New Skies’ initial public offering. The FCC determined that New Skies’ initial public offering of 30,120,000 shares, which amounted to 23% of New Skies’ total issued share capital, was a substantial dilution of New Skies’ former Signatory ownership in view of market conditions existing at that time. Other factors cited by the FCC in determining that the New Skies initial public offering achieved substantial dilution include that 6.3% of New Skies’ shares were held by non-Signatories before the offering and that 84% of New Skies’ non-public shareholders each held less than 0.5% of New Skies’ outstanding shares.

      In addition, the ORBIT Act requires that our shares be listed for trading on one or more major stock exchanges with transparent and effective securities regulations. The ORBIT Act also requires that we have a fiduciary board of directors. Within 30 days after the completion of our initial public offering, we must file information with the FCC demonstrating that the offering complied with these ORBIT Act requirements.

      In connection with our obtaining authorization from the FCC relating to the proposed Loral transaction, in February 2004, the FCC interpreted the ORBIT Act to authorize it to take action to preclude us from providing certain defined “additional services” that we did not provide prior to March 17, 2000, the effective date of the ORBIT Act. “Additional services” are direct-to-home or direct broadcast satellite video services or services in the Ka- or V- band. Consequently, the FCC’s authorization relating to the Loral transaction prohibits our Intelsat North America LLC subsidiary from using the Loral satellites following the closing of the Loral transaction to provide DTH services for Loral’s customers or for new customers until we have completed an initial public offering that meets the requirements of the ORBIT Act, which are described above. Nevertheless, the FCC granted special temporary authority to Intelsat North America LLC to provide DTH services to existing customers of Loral for 180 days commencing on the closing date of the Loral transaction. The FCC has also required Intelsat North America LLC to notify Loral’s DTH customers of this special temporary authority within 30 days of the closing date of the Loral transaction.

      The FCC has the authority to determine whether we are in compliance with the ORBIT Act’s requirements. If the FCC determines that we have failed to comply with the criteria set forth in the ORBIT Act, including the criteria relating to our initial public offering, the ORBIT Act directs the FCC to limit through conditions or deny our applications for satellite licenses or the renewal of these licenses, and to limit or revoke previous authorizations to use our capacity for “non-core services,” as defined above, to, from or within the United States. The FCC may also deny licensing for “additional services,” as defined above. The imposition of these restrictions would limit the use of our capacity for services such as Internet access and high-speed data and video transmission, each of which is a key service application in terms of our revenue and is part of our strategy to grow our business. See Item 3.D — “Risk Factors” for a discussion of the risks associated with a determination by the FCC that we are not in compliance with the ORBIT Act.

          U.S. Export Control Requirements

      As a company with subsidiaries located in the United States, we must comply with U.S. export control laws, specifically the Arms Export Control Act and the Export Administration Act, in the operation of our business. The export of satellites, satellite hardware, defense services and technical information relating to satellites to non-U.S. satellite manufacturing firms, launch services providers, insurers, customers, employees and other non-U.S. persons is regulated by the U.S. Department of State’s Office of Defense Trade Controls under the International Traffic in Arms Regulations. Many of our contracts for the manufacture, launch, operation and insurance of our satellites involve the export to non-U.S. persons of technical data or hardware regulated by the International Traffic in Arms Regulations. For example, our contract with EADS Astrium for the manufacture of the IS-10-02 satellite is regulated by the International Traffic in Arms Regulations. Our U.S. subsidiaries were required to obtain specific authorizations from the Office of Defense Trade Controls in order for work to proceed under this contract. Our U.S. subsidiaries have obtained all of the specific Office of Defense Trade Controls authorizations currently needed in order to fulfill their obligations under their contracts with non-U.S. entities. If these subsidiaries have difficulty in obtaining needed authorizations from the Office of Defense Trade Controls in the future, or if the Office of Defense Trade Controls decides to revoke any of the authorizations that it has granted, our business could be negatively affected.

      Because of our history as a public international organization, many of our employees are non-U.S. nationals. Our provision of technical information relating to our satellites to these non-U.S. national employees is also regulated by the International Traffic in Arms Regulations. We have obtained a license from the Office of Defense Trade Controls to allow most of our non-U.S. national employees access to our technical information that is controlled under the International Traffic in Arms Regulations. If we do not properly manage our internal compliance or if one of our foreign national employees were to violate applicable laws or regulations, our business could be adversely affected and we could be exposed to civil and criminal liability.

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

      The U.S. Department of Commerce’s Bureau of Industry and Security, formerly the Bureau of Export Administration, also regulates some of our activities under the Export Administration Act. The Bureau regulates our export of equipment to earth stations in our ground network located outside of the United States. It is our practice to obtain all licenses necessary for the furnishing of original or spare equipment for the operation of our TT&C earth station facilities in a timely manner in order to facilitate the shipment of this equipment when needed.

          U.S. Authorizations to Serve Embargoed Countries

      With U.S. subsidiaries subject to U.S. laws, we cannot provide services to countries subject to U.S. trade sanctions unless we first obtain the necessary authorizations from the U.S. Department of the Treasury’s Office of Foreign Assets Control. The Office of Foreign Assets Control has granted our U.S. subsidiaries the authorizations needed to provide space segment capacity and related administrative services to U.S.-sanctioned countries. However, these licenses are strictly limited and do not authorize our U.S. subsidiaries to provide telecommunications services directly to end users in these countries. The provision of these services would require separate authorizations from the Office of Foreign Assets Control.

          U.K. Regulation

      The United Kingdom is the licensing jurisdiction for our orbital registrations in the Ka-band and in the Ku-band spectrum allocated for BSS in the applicable International Telecommunication Union plans. We currently have filings for Ka-band orbital locations and BSS orbital locations. We currently do not operate any satellites in the Ka-band. We currently use the BSS portion of the Ku-band on one of our satellites to provide fixed satellite services. Satellite operators in the United Kingdom are regulated by the U.K.’s Office of Communications. Ofcom has reserved our Ka-band and BSS orbital registrations for our benefit and use and has indicated that the existing satellite class licenses held by the IGO before privatization continue to apply to us after privatization.

          Regulation by Other Countries

      As a provider of satellite capacity in over 200 countries and territories, we are subject to the national communications and broadcasting laws and regulations of many countries. Most countries that we serve do not impose licensing requirements on satellite capacity providers, although we are required to obtain various forms of written authorization in many cases. In some countries, however, a license is required to provide satellite capacity. We have obtained these licenses in all countries requiring such a license in which we provide satellite capacity.

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

      As we expand into new service offerings beyond providing satellite capacity, we may need to obtain additional licenses and authorizations. Depending on the type of service provided and the extent to which we own and operate our own ground network infrastructure, the type of authorization needed, if any, will vary. As we have developed our global communications network and expanded our service offerings, we believe that we have identified and complied with all of the regulatory requirements applicable to us.

      Notwithstanding the wide variety of regulatory regimes existing in the over 200 countries and territories to which we provide our services, we believe that we comply in all material respects with all applicable laws and regulations governing our operations.

          International Telecommunication Union Regulation

      Our use of our orbital locations is subject to the frequency coordination and registration process of the International Telecommunication Union. In order to protect satellite systems from harmful radio frequency interference from other satellite systems, the International Telecommunication Union maintains a Master International Frequency Register of radio frequency assignments and their associated orbital locations. Each International Telecommunication Union notifying administration is required by treaty to give notice of, coordinate and register its proposed use of radio frequency assignments and associated orbital locations with the International Telecommunication Union’s Radiocommunication Bureau. In our case, the U.S. government has responsibility for filing and coordinating our C-band and Ku-band orbital locations with the International Telecommunication Union’s Radiocommunication Bureau and the national administrations of other countries. The government of the United Kingdom has responsibility for filing and coordinating our Ka-band and BSS orbital locations.

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

     Certain Customer Service Agreements

      Our Intelsat Global Sales subsidiary is the contracting party for most of our customer service agreements. For regulatory reasons, our Brazilian customers contract with Intelsat Brasil Ltda., a Brazilian subsidiary. Our U.S., Canadian and Caribbean customers enter into agreements with certain of our U.S. subsidiaries. References to “our,” “we” and “us” below in our discussion of our service agreements are to the Intelsat entities that are the actual contracting parties to the service agreements.

      Our customers obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service commitment types, including lease, channel and carrier, and managed services. For a breakdown of our revenue by service commitment type, see “— Our Customers and Service Applications.”

      Lease service commitments are commitments by our customers to lease capacity on particular designated transponders according to specified technical and commercial terms. Channel and carrier service commitments are commitments by our customers to purchase an overall amount or level of service, without committing themselves to particular designated transponders for specified terms within the commitment period. The technical terms of satellite capacity ordered as a channel and carrier service commitment are not specially tailored to the customer. Rather, we offer channel and carrier service commitments to our customers “off the shelf.” Both lease service commitments and channel and carrier service commitments can be as short as one day or as long as fifteen years. Managed services combine satellite capacity, teleport facilities, satellite communications hardware and fiber optic cable and other ground facilities to provide bundled, broadband and private network services to our customers. Managed services include monitoring the performance of our customers’ networks as part of the service.

      Most customer service commitments entered into prior to our privatization were transferred to us from the IGO pursuant to novation agreements. Since the privatization, our customers order services from us pursuant to master service agreements. The novation agreements and the master service agreements entered into with our customers in connection with the privatization contain provisions that restrict certain aspects of our business. These provisions and certain other terms and conditions of the agreements entered into in connection with our privatization are described below. Following our privatization, we have entered into master service agreements that do not contain these types of restrictions.

          Novation Agreements

      Each novation agreement sets forth the terms and conditions upon which the service commitments entered into prior to the privatization will be provided. The same form of novation agreement was offered to all of the IGO’s customers. Accordingly, the same set of terms and conditions generally applies to all customer service commitments transferred by the IGO pursuant to a novation agreement. A majority of the outstanding customer commitments that are represented in our December 31, 2003 backlog are covered by novation agreements and, therefore, are either MFC- or LCO-protected. The principal terms and conditions of the novation agreements are described below.

          Most Favored Customer Protection

      Customer commitments covered by a novation agreement are eligible either for MFC protection for up to 5 years after July 18, 2001 or for LCO protection for up to 12 years after that date, as described further below. Subject to limited exceptions and a materiality threshold of 5%, MFC protection entitles the customer to the lowest rate on like terms that we charge after July 18, 2001 for satellite capacity having the same or comparable nine contract parameters, including service term and bandwidth. As of December 31, 2003, our MFC terms had resulted in total reductions in our backlog of less than $200,000. If it is determined that we have not complied with our MFC protection obligations, we would have to offer the customer service at the applicable rate on like terms. If the customer accepts this offer, we would have to credit the customer for any overcharge, including interest, and also pay a penalty of 20% of the amount overcharged, plus interest. See Item 3.D — “Risk Factors” for a description of the risks to our business relating to our obligation to provide MFC protection.

          Lifeline Connectivity Obligation Contracts

      In connection with our privatization, customers that novated service commitments and that met specified eligibility criteria had the option of entering into LCO contracts with Intelsat Global Sales. A customer that has entered into an LCO contract with us with respect to a particular service commitment is not simultaneously entitled to MFC protection with respect to that commitment.

      An LCO contract provides price and capacity protection for a covered service commitment until the earlier of the commitment’s expiration, if not renewed by the customer, or July 18, 2013. See Item 3.D — “Risk Factors” for a description of the risks to our business associated with our obligation to provide LCO protection.

The LCO contract provides the customer with the right to renew an LCO service commitment at a price no higher than the price charged for that service on the privatization date. LCO customers may continue to renew their service commitments until July 18, 2013. LCO customers may choose to terminate their LCO protection at any time before July 18, 2013, in which case their novated commitments could benefit from the MFC protections of the novation agreement if the LCO protection was terminated prior to July 18, 2006. Our customers cannot elect to receive LCO protection on contracts effective after the privatization date, except in limited circumstances.

      The LCO contract obligates us, in some circumstances, to reduce the prices we charge for covered service commitments. On each anniversary of the privatization date until July 18, 2013, we are obligated to compare the cumulative price increases and decreases of our non-LCO protected service commitments against a pricing index determined in accordance with the LCO contract, which is based on prices charged for specified service commitments. If the weighted average price charged to non-LCO customers for these specified service commitments decreases by a cumulative amount of 15% or more, the LCO contract obligates us to reduce the prices for LCO-protected service commitments of less than 10 years at the time of our privatization by the same percentage. We calculated the price increases and decreases of our non-LCO protected service commitments as of July 18, 2002 and July 18, 2003 in accordance with the LCO contract and found that the weighted average price charged to non-LCO customers for the specified service commitments had decreased. However, because the cumulative decrease through July 18, 2003 was less than 15%, we were not required to reduce prices for our LCO-protected service commitments.

      Pursuant to an agreement that we entered into with ITSO in connection with the privatization, known as the Public Services Agreement, ITSO monitors our implementation of the LCO protections. Under the Public Services Agreement, we are obligated to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access. Global coverage and connectivity refers to the principle that our satellite system should provide the maximum coverage of the earth available from satellites in geostationary orbit. It also refers to the principle that our satellite system should have sufficient interconnection capabilities to make communication possible within and between all five International Telecommunication Union regions. These regions are Africa, Asia, Europe, North America and South America. Lifeline connectivity refers to the principle that we should make our satellite system available at protected price levels to users in low income countries, countries with low teledensity and other countries that are dependent on our satellite system for access to international telecommunications services. Non-discriminatory access refers to the principle that all entities should have a fair and equal opportunity to access our satellite system. We are also required by our bye-laws to provide our services in a manner consistent with these core principles and to honor our obligations under the LCO contracts.

          Distribution Agreements

      In connection with the privatization, we entered into non-exclusive service distribution agreements with many of our customers. The distribution agreement is a master agreement that gives customers the right to order capacity, subject to availability, on the terms and conditions set forth in the agreement. The distribution agreement authorizes our customers to act as distributors of our services. Each distribution agreement provides for an initial term of five years and may be renewed at the customer’s option for an additional five years.

          Retail Business Requirement

      The distribution agreement restricts the manner in which we can engage in some types of retail activities during the initial five-year term of the agreement. We are required to engage in these types of retail activities only through a separate business division of our company. This separate retail business division must maintain an arm’s-length relationship with us. We may not provide satellite capacity to our retail business division on terms and conditions more favorable than those made available to our distributor customers for comparable services. However, no restrictions apply to activities that are required in order to develop a service that will be made available to our distributor customers on a non-discriminatory basis. See Item 3.D — “Risk Factors” for a description of the risks to our business associated with the retail business requirements of the distribution agreement.

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

     Agreement to Purchase the North American Satellite Assets of Loral

      On July 15, 2003, Intelsat, Ltd., our Intelsat (Bermuda), Ltd. subsidiary, referred to as Intelsat Bermuda, and Loral Space & Communications Corporation and certain of its affiliates entered into an asset purchase agreement relating to the proposed acquisition by Intelsat Bermuda of certain of the Sellers’ satellites and other assets related to the satellites and the business that the Sellers conduct on those satellites.

      We believe that the proposed transaction, if completed, would further our strategic objectives of:

•	maintaining a global leadership position in a consolidating market for satellite operations;

•	enhancing our service application mix and geographic coverage; and

•	expanding our market share in the video business segment.

      We believe that the proposed transaction presents an important strategic business opportunity because it would enable us to expand our global network to include a North American franchise. Given the scarcity of orbital locations, a North American franchise would be difficult to build by other means. The transaction would also enable us to increase our customer base for point-to-multipoint video and data applications. Specifically, we believe that the transaction would:

•	increase our revenue from broadcasting, cable television, private data networking and other point-to-multipoint traffic that we believe are the leading service applications for satellite capacity; and

•	permit us to provide enhanced services to customers in the broadcasting segment worldwide by enabling us to offer content distribution services into and throughout the continental United States, the largest broadcasting market in the world.

      The following diagram illustrates the expected regional coverage of the satellites in the Loral fleet to be acquired along with our existing fleet of 23 satellites and leased capacity on 2 additional satellites owned by other satellite operators.

      The primary assets that we expect to acquire from the Sellers include the Telstar 5, Telstar 6 and Telstar 7 satellites in orbit. We also expect to acquire the C-band payload and a portion of the common elements of the Telstar 13 satellite, which was launched on August 7, 2003. The remainder of Telstar 13 is owned by EchoStar Communications Corporation. In addition, we expect to acquire the Telstar 8 satellite, which is currently under construction. Under the original terms of the asset purchase agreement, we had also agreed to acquire the Telstar 4 satellite, which was declared a total loss in September 2003 due to a significant anomaly. In October 2003, we and the Sellers amended the asset purchase agreement to provide that we will not acquire ownership of Telstar 4. As a result of the loss of Telstar 4, as of December 31, 2003, customers have cancelled contracts representing approximately $47 million of the Sellers’ future minimum lease receipts due from customers under long-term operating leases. The Sellers have announced that Telstar 4 was insured for $141.0 million, and we understand that the Sellers have filed an insurance claim for that amount. The purchase price for the assets to be acquired from the Sellers will be reduced by the amount of any insurance proceeds that the Sellers receive prior to the completion of the proposed Loral transaction, and we will be entitled to any of such proceeds received after completion of the transaction, in each case net of specified warranty payments to customers made by the Sellers. If warranty claims are made after we receive these insurance proceeds, we will be required to reimburse the Sellers for payments made in respect of these claims. To the extent the insurance proceeds in respect of Telstar 4 are less than $141.0 million, not taking into account warranty payments, we will receive a credit in the amount of such shortfall for payments we are required to make under the new procurement agreement with SS/ L described further below. We understand that the Sellers currently expect the warranty payments owed to customers to be approximately $1.2 million. These warranty payments may increase should customers that previously leased capacity on the Telstar 4 satellite exercise termination rights.

      Satellites in the North American orbital arc are used primarily to provide cable programming distribution, video broadcasting services and private data networking services. Satellites in the 121°W to 139°W orbital locations typically are used for the distribution of cable programming, with C-band capacity on satellites in those orbital locations being used primarily by cable content providers for distribution to cable head-ends. Satellites in the 72°W to 103°W orbital locations typically are used for video broadcasting, private data networking and video contribution, with C- and Ku-band capacity on satellites in those orbital locations being used primarily by major broadcast networks to deliver content to affiliates across the United States.

      The in-orbit satellites that we expect to acquire from the Sellers are used for cable programming distribution from the 121°W and 129°W orbital locations and for video broadcasting from the 93°W orbital location. The Sellers’ satellite in the 97°W orbital location is used by broadcasters and content providers for the direct-to-home broadcasting of specialty ethnic and regional programming. Together, the satellites we expect to acquire carry traffic for broadcasters, cable operators and private data network operators, including CBS Broadcasting Inc. and the Hughes Network Systems, Inc. division of Hughes Electronic Corporation. The in-orbit satellites to be acquired had an estimated weighted average remaining orbital maneuver life of 16.6 years as of March 1, 2004. In addition, as of December 31, 2003, the satellites to be acquired had future minimum lease receipts due from customers under long-term operating leases of approximately $446 million. We understand that, in calculating future minimum lease receipts due from customers under long-term operating leases, the Sellers do not separately track what percentage is attributable to cancelable and non-cancelable contracts. Future minimum lease receipts due from the Sellers’ customers under long-term operating leases have been declining, and, as discussed in Item 3.D — “Risk Factors,” portions of these future minimum lease receipts may be at risk as a result of financial difficulties experienced by several of the Sellers’ customers.

      Telstar 8 is expected to be launched into the 89°W orbital location, which had been occupied by Telstar 4, in the third quarter of 2004. Telstar 4 had been scheduled to move to the 77°W orbital location at that time. Under the terms of the asset purchase agreement, we will acquire the rights to the 77°W orbital location, but no satellite is currently scheduled to be moved or launched into that orbital location.

      The following table provides summary information for each of the in-orbit and under-construction satellites to be acquired from the Sellers, including:

•	orbital location or, for Telstar 8, expected orbital location;

•	launch dates or, for Telstar 8, expected launch date; and

•	service segments and markets served or, for Telstar 8, expected to be served.

Satellite and
Orbital Location	Launch Date	Services/Markets

Telstar 5 at 97°W	May 1997	– Broadcasting and syndication – Digital data applications – Transmission of ethnic programming
Telstar 6 at 93°W	February 1999	– Broadcasting and syndication – Satellite news gathering – Digital data applications – Transmission of niche direct-to-home (DTH) programming
Telstar 7 at 129°W	September 1999	– Cable programming distribution – Internet/private data networking applications – Transmission to very small aperture terminals (VSATs)
Telstar 13 at 121°	August 2003	– Cable programming distribution – Video distribution/contribution
Telstar 8 at 89°W	Expected Third Quarter 2004	– Broadcasting – Multimedia/private data networking/government service applications

      In addition to these satellites, we have agreed to acquire various assets relating to the satellites and the business that the Sellers conduct on these satellites. These assets include customer contracts, ground encryption units, ground control systems, software and satellite restoration plans. They also include FCC licenses, rights to the use of the orbital locations associated with the satellites and other governmental authorizations relating to the satellites, as well as related insurance policies.

      Total revenues generated by the in-orbit satellites to be acquired and Telstar 4 were, in the aggregate, $227.4 million for the year ended December 31, 2001, $200.1 million for the year ended December 31, 2002 and $143.6 million for the year ended December 31, 2003. Total revenues refers to the aggregate revenues recognized by the Sellers for the periods indicated in accordance with U.S. generally accepted accounting principles, consistently applied, for services rendered under customer service contracts and on an incremental or short-term basis.

      Pursuant to the asset purchase agreement, we have agreed, upon the closing of the proposed transaction, to enter into a procurement agreement with SS/ L for a new satellite to be launched into one of our existing orbital locations. We have agreed to make a deposit of $50.0 million as prepayment for a portion of the purchase price of the new satellite, provided that SS/ L’s obligations under the procurement agreement have been secured by SS/ L’s and its affiliates’ interests in an in-orbit satellite, insurance proceeds relating to the satellite and other collateral that are not included in the assets to be acquired from the Sellers. SS/ L manufactured the last seven of our satellites.

      The base purchase price for the assets to be acquired is $1.025 billion, subject to adjustment. Among other things, the base purchase price will be:

•	subject to a maximum purchase price decrease of $100.0 million, decreased by an amount calculated by reference to decreases in the recurring revenues of the business being acquired, determined as specified in the asset purchase agreement, for a three-month measurement period prior to the closing or by reference to decreases in backlog, as defined in the asset purchase agreement, as of a date prior to the closing;

•	decreased by $25.0 million if the Sellers have not delivered a specified launch insurance commitment for Telstar 8 by the closing;

•	increased by the amount of specified deposits, prepaid expenses, such as in-orbit insurance premiums, and specified taxes and regulatory fees relating to the post-closing period;

•	increased by $12.5 million if SS/ L executes and delivers at the closing amended procurement agreements relating to the satellites to be acquired eliminating all orbital incentive payment obligations under those contracts; and

•	increased by $50.0 million if the Sellers enter into a specified customer service contract or by $100.0 million if the Sellers enter into a new customer service contract providing for the lease of a substantial number of transponders on the satellites to be acquired that we, in our sole discretion, find satisfactory and elect to assume, in each case subject to available capacity and if this contract meets specified conditions.

      In addition to the adjustments to the purchase price described above, after the closing of the proposed Loral transaction, we will be entitled to any insurance proceeds received by the Sellers in respect of the Telstar 4 satellite, not of specified warranty payments to customers. Telstar 4 was insured for $141.0 million.

      We have also agreed to assume specified contractual commitments of the Sellers under contracts relating to the satellites to be acquired. For example, we have agreed to pay up to $130.0 million under the procurement agreement relating to Telstar 8 and have agreed to assume specified contractual commitments under other procurement agreements. The assumed liabilities also generally include liabilities arising under the customer contracts and other contracts relating to the satellites to be acquired, warranty claims made after the closing and other specified contractual commitments relating to the satellites arising after the closing in connection with the operation of the satellites.

      There are several conditions that must be satisfied before we and the Sellers are required to complete the transaction. These conditions include that:

•	the backlog, as defined in the asset purchase agreement and which includes backlog associated with contracts executed with StarBand and Loral Skynet Network Services, Inc. in February 2004 as if such contracts had been in effect since January 1, 2004, relating to the assets to be acquired as of a calendar month end no more than 60 days prior to the closing shall not be less than a specified amount;

•	recurring revenues relating to the assets to be acquired for a three calendar month period ended no more than 60 days prior to the closing shall not be less than a specified amount; and

•	the Sellers must perform in all material respects their obligations under the transition services agreements.

      The Sellers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and will continue to operate as debtors in possession. Prior to the Sellers’ emergence from bankruptcy protection, the Sellers’ assets may only be sold in accordance with, among other things, the requirements of Section 363 and Section 365 of the U.S. Bankruptcy Code, which govern sales of assets by a trustee or debtor in possession outside of the ordinary course of business.

      Pursuant to a bankruptcy court order, the sale of the Sellers’ assets that are the subject of the asset purchase agreement was conducted pursuant to a bankruptcy court-authorized auction that afforded other interested parties the opportunity to make higher or better offers for the assets. At the auction, it was concluded that we were the highest and best bidder for the Sellers’ assets that are the subject of the asset purchase agreement. The sale of those assets to us was approved by the bankruptcy court on October 24, 2003. The bankruptcy court’s sale order relating to the decision was entered on October 30, 2003. The bankruptcy court’s order contains findings including, among others, that the sale is in the best interests of the Sellers, that we acted in “good faith” as purchaser and that the assets will be transferred to us free and clear of liens, claims and encumbrances and other interests, except with respect to liabilities that we expressly agreed to assume in the asset purchase agreement.

      On March 5, 2004, we, Intelsat Bermuda and the Sellers entered into an amendment to the asset purchase agreement relating to, among other things, the amount of the deposit to be made under the new procurement agreement with SS/L, certain adjustments to the purchase price and the waiver of specified conditions to closing. This amendment will become effective upon the later of the approval of the bankruptcy court and the consent of the lenders under our new credit facility that represent more than 50% of the lending commitments under the facility. If the bankruptcy court does not approve the amendment by April 12, 2004 or the required lenders do not provide their consent by the earlier of April 12, 2004 and the date the bankruptcy court has approved the amendment, we and the Sellers are each entitled to terminate the amendment. The descriptions in this annual report of our agreement with the Sellers give effect to the terms of the amendment. If the bankruptcy court does not approve the amendment or the required lenders do not provide their consent, some of the terms of the asset purchase agreement as described in this annual report may change or the transaction may not occur.

      The asset purchase agreement contains provisions pursuant to which it may be terminated prior to the closing. These provisions provide, among other things, that we or the Sellers may elect to terminate the agreement if the closing of the transactions contemplated by the asset purchase agreement does not occur on or prior to April 12, 2004. If the proposed Loral transaction is terminated or is not completed on or prior to April 30, 2004 for any reason, we will be required to redeem $700.0 million of the $1.1 billion in senior notes we issued in November 2003 at a redemption price of 102% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the date of redemption.

      If we are successful in our effort to acquire the Sellers’ assets, we will account for the acquisition under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. Therefore, the total consideration paid, together with the direct costs of the transaction, will be allocated to the acquired tangible and identifiable intangible assets and liabilities based on their estimated fair market values, with any excess being treated as goodwill. The assets, liabilities and results of operations of the acquired business will be consolidated into our assets, liabilities and results of operations beginning on the date the Loral transaction is completed.

      See Item 3.D — “Risk Factors” for a discussion of risks relating to the proposed Loral transaction.

C. Organizational Structure

      Intelsat, Ltd., a limited liability company incorporated under the laws of Bermuda, is a holding company. The principal subsidiaries of Intelsat, Ltd. are as follows:

      Intelsat (Bermuda), Ltd., a limited liability company incorporated under the laws of Bermuda, is a wholly owned subsidiary of Intelsat, Ltd. Intelsat Bermuda is responsible for the oversight of satellite procurement and operational matters. This subsidiary contracts with Intelsat LLC to buy all of Intelsat LLC’s satellite capacity and sells satellite capacity to Intelsat Global Sales and Intelsat Government Solutions Corporation.

      Intelsat Holdings LLC, a limited liability company organized under the laws of Delaware, is a wholly owned subsidiary of Intelsat Bermuda that in turn holds all of the membership interests in Intelsat LLC.

      Intelsat LLC, a limited liability company organized under the laws of Delaware, holds our satellites, satellite licenses, rights to use orbital locations and other related assets. Intelsat LLC sells all of its satellite capacity to Intelsat Bermuda. If the proposed Loral transaction is consummated, we expect that the satellites we acquire from the Sellers will be held by Intelsat LLC. Intelsat LLC is wholly owned by Intelsat Holdings LLC.

      Intelsat Global Sales & Marketing Ltd., a company organized under the laws of England and Wales, buys all of the satellite capacity that it requires from Intelsat Bermuda. Intelsat Global Sales, as the contracting party to most of our customer contracts, sells this satellite capacity directly to our customers and also sells satellite capacity to certain of our subsidiaries. Intelsat Global Sales is a wholly owned subsidiary of Intelsat Bermuda.

      Intelsat Global Service Corporation, a corporation organized under the laws of Delaware, provides technical, marketing and business support services to Intelsat, Ltd. and its subsidiaries pursuant to intercompany contracts. Intelsat Global Service Corporation is a wholly owned subsidiary of Intelsat Bermuda.

      Intelsat USA Sales Corp., a corporation organized under the laws of Delaware, is the contracting party with our U.S., Canadian and Caribbean customers. If the proposed Loral transaction is consummated, we expect that the customer contracts we acquire from the Sellers will be held by Intelsat USA Sales Corp. Intelsat USA Sales Corp. is a wholly owned subsidiary of Intelsat Global Sales.

      Intelsat Government Solutions Corporation, a corporation organized under the laws of Delaware, is the contracting party for our government customers in North America and Europe. Intelsat Government Solutions Corporation is a wholly owned subsidiary of Intelsat USA Sales Corp.

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

      We have an option to purchase the land underlying the building that may be exercised on or after July 18, 2005, provided that the U.S. Congress authorizes legislation to enable the conveyance of the land to us. The option price to purchase the land underlying the building is equal to the appraised value of the land at the time we exercise the option, less approximately $8.8 million in payments that we have already made to the U.S. government under our land lease and the amount of all additional rental payments that we make to the U.S. government in the future. The appraised value of the land as of November 2000 was $27.0 million. The appraised value of the land used to calculate the option price is capped at $30.0 million if we exercise our option prior to July 18, 2007. The building has approximately 917,000 gross square feet, of which approximately 546,500 square feet houses office space, our network management center and our satellite control center. As described under “— Network — Network Operations and Current Ground Facilities,” our network management center is responsible for managing customer communications services and our satellite control center is responsible for operating our satellite fleet. The building also houses the majority of our sales and marketing support staff and other administrative personnel. As of December 31, 2003, approximately 82% of our employees work in the building. We also lease approximately 25,000 square feet of additional office space at another location in Washington, D.C.

      We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of a number of earth station facilities, including six primary earth stations that perform TT&C and other services, located around the world. Our network also consists of the communications links that connect the earth stations to our satellite control center located at our Washington, D.C. building and to our back-up operations facility.

      The six primary TT&C earth stations in our ground network are located in Australia, Germany, Italy, Korea and two U.S. locations — Maryland and Hawaii. Other earth stations in our ground network include earth stations located in Argentina, Australia, Bahrain, the Caribbean, China, Colombia, Costa Rica, Germany, India, Italy, Russia, South Africa, Tahiti, the United Arab Emirates and other U.S. locations.

      In addition to our satellite fleet and related ground network, we own four teleports, three of which are in the United States and one of which is in Germany. We lease teleport services at a fifth teleport in China. We have also established points of presence connected by leased fiber at key traffic exchange points around the world, including Los Angeles, New York, Hong Kong, Frankfurt and London. We lease our facilities at these traffic exchange points. We use our teleports and points of presence in combination with our satellite network to provide our customers with integrated and end-to-end services.

      We have an approximately 39,000 square foot facility that includes a back-up facility and data center located a relatively short distance from our Washington, D.C. facility. We have also leased approximately 18,000 square feet of office space and 9,300 square feet of storage space at this location. We use the back-up facility and data center as back-up for our satellite and other business operations.

      In connection with the proposed Loral transaction, we intend to use existing antennas at our two primary earth stations in the United States and are building new antennas at a third U.S. location to provide TT&C services for the satellites to be acquired from the Sellers. To support commercial services for the North American satellite services business to be acquired pursuant to the proposed Loral transaction, we are also building antennas at one of our teleports in the United States.

      We lease office space in Hamilton, Bermuda and London, England. Our Bermuda office was established in 2001 and serves as the headquarters for Intelsat, Ltd. and Intelsat Bermuda. Our London office houses the employees of Intelsat Global Sales, our sales and marketing subsidiary, and functions as our global sales headquarters. We also lease office space in New York, Australia, Brazil, China, France, Germany, India, Singapore, South Africa and the United Arab Emirates for our local sales and marketing support offices.

      See Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for information regarding our plans for our property and equipment.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read together with the Item 3.A — “Selected Financial Data” and our consolidated financial statements and their notes included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. See Item 3.D — “Risk Factors” and “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

     Overview

      We are a leading provider of satellite communications services worldwide, supplying voice, data and video connectivity in over 200 countries and territories. Our global communications network includes 23 satellites in orbit, leased capacity on 2 additional satellites owned by other satellite operators in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. Our network also includes ground network assets consisting of teleports, points of presence and fiber connectivity in locations around the world that we are using to provide integrated end-to-end services. We are a Bermuda holding company and conduct our operations through our sales, service and license subsidiaries, supported by our regional sales and marketing support offices. We have entered into an asset purchase agreement to acquire the North American satellite assets of Loral Space & Communications Corporation and certain of its affiliates. For information about the proposed Loral transaction, see Item 4.B — “Business Overview — Agreement to Purchase the North American Satellite Assets of Loral.”

          Revenue

      We earn revenue primarily by selling satellite transponder capacity to our customers. Communications satellites generally, including the satellites in our fleet, have components referred to as transponders that receive communications signals from the ground, convert signal frequency and amplify and retransmit signals back to earth. The number of transponders on a satellite can be used as a measure of the communications capacity of that satellite. We also earn revenue by providing managed services to our customers.

      According to transmission plans and traffic information supplied by our customers, we believe that our satellite capacity is used by our customers for five main service applications: carrier services, which are primarily point-to-point services; corporate network services; video services; Internet services; and government/military services. We have included government/military services as a fifth service application category since January 1, 2003. See Item 4.B — “Business Overview — Our Customers and Service Applications” for descriptions of these five service applications and the percentage of our revenue we believe each represents.

      Our customers obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service commitment types, including lease, channel and carrier, and managed services.

      The various master customer agreements and related service orders under which we sell our services specify, among other things, the amount of satellite capacity to be provided, whether service will be preemptible or non-preemptible and the service term. The service term can vary from occasional use service measured in minutes to periods ranging from 1 day to as long as 15 years.

      We believe our geographically diverse revenue base provides some protection from adverse regional economic conditions, although not from a general global economic downturn. See Item 4.B — “Business Overview — Geographic Distribution of Our Revenue” for a discussion of our revenue by geographic region.

      Our revenue at any given time is partially dependent on the communications capacity supply available in the market, including capacity from other satellite providers and from competing technologies such as fiber optic cable networks, and the level of demand for that capacity. The launch of new satellites can enhance revenue when these satellites are placed into orbital locations where demand for communications capacity exceeds the supply. However, the expected positive impact on revenue will not be realized fully when the increase in supply that comes with the launch of a new satellite exceeds the increase in demand.

      There are a number of trends affecting our revenue. For example, revenue from carrier applications has been declining in recent years, and the decline in future years could be significant. This trend is principally due to the build-out of fiber optic cable capacity, which is generally less expensive than satellite capacity when it is available to provide service between two fixed points. We expect revenue from our carrier applications to continue to decline because of the competition from fiber optic cable. See Item 3.D — “Risk Factors” for a discussion of the potential impact of this competition on our revenue. Despite the decline in revenue on affected routes, we believe we will continue to earn a significant percentage of our revenue from carrier applications in the near term. We believe we will generate this revenue by, among other things, servicing our backlog, serving customers using satellite capacity for thin-route and middle-mile applications, and developing relationships with new customers in deregulating markets. We also believe that we will generate this revenue by supporting customers providing alternatives to traditional voice and data services, and by introducing new, more cost-effective technologies and offering integrated and managed services. See Item 4.B — “Business Overview — Our Strategy — Sustain Our Leadership Position in the Voice and Data Customer Segments” for a discussion of our strategy with respect to carrier services.

      Another trend affecting our revenue is the general downturn in the telecommunications sector that has primarily impacted incumbent telecommunications providers, many of which are our customers. The financial difficulties of some of our customers such as WorldCom, Inc., Teleglobe Inc. and Verestar, Inc. have had a negative impact on our revenue. We believe that the market and financial pressures faced by incumbent telecommunications providers have resulted in these providers seeking to optimize their networks, in part by consolidating their use of our capacity, particularly their traditional carrier service commitments, into service commitments that are more economical to them and that reduce our revenue. Our business strategy includes offering a more diverse portfolio of services, including integrated and managed services. It also includes marketing services to competitive providers, including wireless service providers, in deregulating markets to mitigate the risks associated with reduced revenue from incumbent providers and to diversify our customer base. See Item 3.D — “Risk Factors” for a description of the risks associated with our customers that are telecommunications services providers.

      We believe that the flexibility we have as a private company in pricing our services and in offering new services should positively affect our revenue from certain geographic regions over the long term. As the IGO, we priced our services solely on the basis of three factors: the amount of capacity obtained, whether the services were preemptible or non-preemptible and the duration of the commitment. Although the pricing of our services is fixed for the duration of existing service commitments, we have sought to price new service commitments competitively to reflect regional demand and other differentiating factors to the extent permissible under the contractual restrictions noted in the paragraph below. Also, as the IGO, we were restricted solely to providing satellite capacity to our customers to the exclusion of other service offerings. As a private company, we have no such restrictions and currently provide a number of integrated and managed services. We believe that this flexibility in pricing our services and in offering new services will have a positive effect on our revenue from certain geographic regions over the long term. See Item 4.B — “Business Overview — Our Strategy” for a discussion of our strategy for new service offerings. However, we have recently been experiencing pricing pressure for services in the Asian and Latin American markets that has negatively impacted our revenue in these markets. Pricing for our services has also been negatively impacted by consolidation among users of our satellite capacity. Mergers in the telecommunications industry have contributed to reduced demand for wholesale satellite capacity, which has triggered price competition among fixed satellite services providers.

      Although as a private company we are no longer subject to the restrictions on pricing our services that we were subject to as the IGO, we are subject to contractual restrictions that constrain our ability to price services in some circumstances. These contractual restrictions include the MFC protection provisions of the novation agreements. MFC protection entitles eligible customers to the lowest rate that we charge after July 18, 2001 for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. As of December 31, 2003, our MFC terms had resulted in total reductions in our backlog of less than $200,000. We do not believe that our MFC terms significantly restrict our ability to price our services competitively. MFC protection continues until July 18, 2006. Similarly, our LCO contracts require us to provide customers with the right to renew their service commitments covered by LCO contracts at prices no higher than the prices charged for those services on the privatization date. Under some circumstances, we may also be required by an LCO contract to reduce our price for a service commitment covered by the contract. As of December 31, 2003, we had not been required to reduce prices for our LCO-protected service commitments. LCO protection may continue until July 18, 2013. See Item 4.B — “Business Overview — Certain Customer Service Agreements” for a description of these contractual restrictions and Item 3.D — “Risk Factors” for a description of risks relating to these restrictions.

      Our revenue may also be affected by the ORBIT Act, which sets forth criteria that the FCC must evaluate in considering our license and renewal applications, and in connection with customer requests for authorization to use our satellite capacity to provide “non-core services” to, from or within the United States and to provide “additional services.” “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. The FCC defines “additional services” as direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band. One of the statutory criteria requires us to make an initial public offering by no later than June 30, 2004. If the FCC determines that we have failed to comply with the requirements of the ORBIT Act, the FCC may impose limitations on or deny our applications for satellite licenses and for the renewal of these licenses and may limit or revoke previous authorizations to provide “non-core services” to, from or within the United States. The FCC may also deny licensing for “additional services.” Over 90% of revenue from the assets to be acquired pursuant to the proposed Loral transaction is generated by services that we believe could be deemed “non-core services” or “additional services.” Accordingly, if the FCC were to limit or revoke previous authorizations to provide non-core services to, from or within the United States and were to deny licensing for additional services, we could fail to realize almost entirely the positive impact on our revenue that we expect as a result of the proposed Loral transaction. Pending our completion of an initial public offering that complies with the requirements of the ORBIT Act, the FCC granted special temporary authority to Intelsat North America LLC to provide DTH services to existing customers of the Sellers for 180 days commencing on the closing date of the Loral transaction.

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

      If we are able to reposition our business toward providing more video services, we may benefit from the introduction of HDTV services in developed markets, which is expected to increase demand for wholesale satellite capacity. However, short-term demand for HDTV services has been lower than anticipated. Moreover, increased demand for wholesale satellite capacity may be offset in the near term as broadcasters complete the migration of their transmission signals from analog signals to digital signals, which require less satellite capacity than analog signals to transmit a given amount of content. However, approximately 90% of the channels on the Loral satellites to be acquired have completed the migration from analog to digital, as have virtually all of the channels on our satellite system.

      We expect that the proposed Loral transaction, if completed, will positively impact our revenue from lease services. First, the transaction will enable us to expand our customer base in North America, thereby enhancing the geographic diversity of our revenue base. We believe that our balanced geographic mix provides some protection from adverse regional economic conditions. Second, the transaction will enable us to increase the use of our system for broadcasting, cable television, private data networking and other point-to-multipoint applications. We believe that enhancing our service application mix to include more point-to-multipoint traffic will have a positive impact on our revenue, as this traffic is less susceptible to competition from fiber optic cable than point-to-point traffic and as certain point-to-multipoint applications are expected to increase demand for wholesale satellite capacity in the future. Third, the assets to be acquired from the Sellers will enable us to expand our coverage of the continental United States. This expanded coverage will enhance our ability to provide customers with the integrated and managed services described above. However, we may not realize the positive impact on our revenue that we expect from the proposed Loral transaction for a number of reasons, as described in Item 3.D — “Risk Factors.”

      Moreover, although we expect that the proposed Loral transaction will positively impact our revenue, the transaction is expected to negatively impact our net income in the near term, principally due to the interest expense associated with the financing of the transaction and the depreciation expense of the satellites to be acquired from the Sellers.

          Operating Expenses

      Our ongoing operating expenses include direct costs of revenue (exclusive of depreciation and amortization); selling, general and administrative expenses; and depreciation and amortization. Direct costs of revenue (exclusive of depreciation and amortization) and selling, general and administrative expenses have increased substantially in recent years. The increases reflect our transition from the IGO, which was restricted solely to providing satellite capacity and which benefited from certain privileges, exemptions and immunities, including exemption from taxation and regulatory oversight, to a private company capable of offering expanded services and addressing new customers and market segments. These new activities require a higher level of operating expenses than those required by our historical business. We have also been required to develop new staff capabilities as a private company, particularly in areas such as sales and marketing, legal, tax and administration, to ensure that we have the appropriate staff to market our services and to ensure that we are compliant with the regulatory and legal requirements to which we are now subject. In addition, certain of our employee-related expenses have increased due to the change in our status to a private company. For example, we have made gross salary adjustments for employee income taxes and we now incur employer payroll taxes for our employees who are non-U.S. citizens and who were previously exempt from these income and payroll taxes. Upon privatization, we also became subject to license fees and other duties in the jurisdictions in which we operate.

      Depreciation and amortization has also increased in recent years due primarily to depreciation expense associated with the seven Intelsat IX series satellites that we have launched during the period from June 2001 through February 2003.

      We expect that our operating expenses will increase in the future as we expand our business and react to market opportunities. For example, we expect to incur additional costs associated with providing managed services, as discussed further below under “— Direct Costs of Revenue (Exclusive of Depreciation and Amortization).” We also expect that costs incurred by Galaxy, our consolidated affiliate, associated with its pay television service in Hong Kong will contribute significantly to future increases in our operating expenses.

      If the proposed Loral transaction is completed, we believe that our operating expenses will increase in the future as a result of the transaction. However, we already perform many of the functions required to operate and generate revenue from the Loral satellites, and SS/ L is the manufacturer of both the Loral satellites to be acquired as well as our 14 Intelsat VII/ VIIA and IX series satellites. We anticipate that these factors will facilitate our integration of the Loral satellites and that any increase in our operating costs following the completion of the proposed Loral transaction will be incremental in nature. However, we expect to incur other additional costs related to integration of the assets to be acquired into our business, and the increase in our expenses as a result of the proposed Loral transaction may be greater than we anticipate.

          Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

      Direct costs of revenue (exclusive of depreciation and amortization) relate to costs associated with the operation and control of our satellites, our communications network operations and engineering support. These costs also include costs related to the expansion of our services, as described below. Our direct costs of revenue consist principally of salaries and related employment costs, in-orbit insurance premiums, earth station operating costs and facilities costs.

      Our direct costs of revenue fluctuate based on the number and type of services offered and under development. In connection with our transition to a private company, our direct costs of revenue grew because of increased spending on the development of new services, such as our GlobalConnexSM Solutions services. In connection with the development of new services, we acquired three teleport facilities in 2002 and built an additional teleport facility in 2003. We have also leased fiber capacity to connect these teleports with our satellite network and to provide network connectivity to our managed services customers. During 2003, we incurred additional personnel, maintenance and other infrastructure costs associated with operating these facilities. We have also incurred costs in connection with designing and implementing customized communications services for our managed services customers, such as establishing a customized broadband service platform for a direct-to-home service provider in the Middle East.

      In addition, we have expanded our managed services by entering into joint marketing, sales referral and other types of sales alliance agreements. Under these arrangements, we pay our marketing and alliance partners a percentage of the revenue we earn from new customer relationships established under these agreements. We incurred additional costs associated with these arrangements during 2003 and expect to incur additional costs in the future as we expand our alliance programs and add new customers pursuant to these arrangements.

      We expect this trend of higher direct costs of revenue to continue as we add customers, expand our portfolio of managed services and provide customized communications services to our customers. Due to the higher costs of providing managed services to our customers, managed services typically have lower revenue margins than the other services we provide. Accordingly, to the extent that we are successful in our strategy to replace part of our declining carrier business with our new managed services business, we expect our revenue margins to decrease in the future.

      In addition, we have incurred other incremental expenses in connection with our operations as a private company, as discussed above, and have incurred additional costs associated with the business we acquired from COMSAT World Systems in November 2002, which we expect to be recurring.

      If the proposed Loral transaction is completed, we will require staff increases, incrementally increasing our direct costs of revenue, and will incur additional direct costs of revenue in order to operate the acquired satellites and manage customer transmissions on the acquired satellites. As described above, this increase in our direct costs of revenue may be greater than we anticipate.

          Selling, General and Administrative Expenses

      Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance and human resources staff. Selling, general and administrative expenses also include building maintenance and rent expenses, and the provision for uncollectible accounts. The staff expenses consist primarily of salaries and related employment costs, travel costs and office occupancy costs. Other costs include advertising expenses and third-party consultant costs associated with sales and marketing and administrative activities.

      Selling, general and administrative expenses fluctuate with the number of customers served and the number and types of services offered. These costs also fluctuate with the number of jurisdictions and markets in which we operate, as well as the number of regional offices we operate. However, fluctuations in these expenses are not always directly proportional to changes in these factors, because our systems have been designed to accommodate some level of growth.

      Selling, general and administrative expenses have increased significantly following privatization. The increases primarily resulted from our efforts to improve our competitive position as a private company and from changes in our legal structure. These increases were driven by the objectives of decentralizing our marketing activities by expanding regional support offices, expanding the core skill sets of our marketing team by recruiting new marketing staff, including staff acquired in connection with our November 2002 acquisition of COMSAT World Systems, and enhancing brand awareness by engaging in new promotional activities. This decentralization included establishing additional offices, and we now have sales-related offices in 11 different countries. We have also added product management capabilities in order to accelerate the introduction of new services and entry into new markets. In addition, we incurred higher levels of spending on marketing, advertising and other promotional activities. We have also incurred other incremental expenses in connection with our operations as a private company, as discussed above. If the proposed Loral transaction is completed, we expect to add sales staff and incur other sales and marketing costs as a result of the increased level of activity in the North American region. We also expect to add staff in various administrative areas to meet the increased administrative requirements of the new business. As described above, the increase in our selling, general and administrative expenses if the proposed Loral transaction is completed may be greater than we anticipate.

          Depreciation and Amortization

      Our capital assets consist primarily of our satellites and associated ground network infrastructure. Included in capitalized satellite costs are the costs for satellite construction and launch services and the insurance premiums for satellite launch and the satellite in-orbit testing period. These costs also include the net present value of satellite performance incentives payable to satellite manufacturers, as described under “— Critical Accounting Policies — Satellites and Other Property and Equipment.” Other expenses directly associated with satellite construction and interest incurred during the period of satellite construction are also included in these costs.

      Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. These estimates are subject to change. In 2001, we changed our estimate of the useful lives for most of our satellites effective January 1, 2001. Previously, our estimate of a satellite’s depreciable life was generally between 10 and 11 years. Based on experience with our fleet, as well as engineering estimates of the remaining useful lives and calculations of fuel requirements, we extended the useful lives of most of our Intelsat VII and VIII series satellites to between 12 and 13 years. The effect of this change in estimate was to decrease depreciation and amortization by approximately $60.5 million for the year ended December 31, 2001. Additionally, we have estimated the depreciable lives of 6 of our 7 Intelsat IX series satellites to be 15 years and the depreciable life of the seventh satellite to be 14 years. If the proposed Loral transaction is completed, we expect that our depreciation and amortization costs will increase in the future, principally due to depreciation costs we will incur on the acquired satellites and the amortization of acquired intangible assets. Actual costs will depend on the estimated useful lives of the acquired satellites, the price paid for the satellites and the allocation of the purchase price between the acquired assets and goodwill.

          Liquidity and Capital Resources

      We expect that our most significant liquidity requirements in 2004 will arise in connection with the proposed Loral transaction. We intend to finance the proposed transaction with cash on hand from our sale in November 2003 of $400.0 million in aggregate principal amount of 5 1/4% Senior Notes due 2008 and $700.0 million in aggregate principal amount of 6 1/2% Senior Notes due 2013. Other significant liquidity requirements in 2004 will arise in connection with the payment of $400.0 million in debt maturing in 2004 and the funding of capital expenditures. We expect cash on hand and cash provided by operating activities in 2004 to be adequate to fund the majority of these liquidity requirements. We intend to borrow $200.0 million under our $800.0 million three-year unsecured credit facility obtained in December 2003 for the repayment of our Dragon bonds or, if these notes have been repaid prior to the closing of the facility, to replenish cash on hand or repay borrowings used to repay these notes. If additional cash is needed, we may borrow additional amounts under our new credit facility. In particular, an additional $200.0 million is available under this new facility for the repayment of our Eurobond notes maturing in 2004 and $400.0 million is available under a revolving credit facility. As described under “— Liquidity and Capital Resources — Capital Resources” below, the closing of this new credit facility is subject to the satisfaction of specified conditions, including the completion of the proposed Loral transaction. In addition to the sources of funding described above, we expect to receive cash in 2004 in an amount equal to the net proceeds from our sale of ordinary shares in our initial public offering. However, the exact amount and timing of our receipt of proceeds from the sale of shares in our initial public offering cannot be known at this time.

      In addition to our liquidity requirements described above, in the event that, among other things, the proposed Loral transaction fails to close on or prior to April 30, 2004, we will be required to redeem $700.0 million in aggregate principal amount of the 2008 Senior Notes and 2013 Senior Notes we issued in November 2003 at a redemption price of 102% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the date of redemption. The mandatory redemption events relating to these notes are described under Item 10.C — “Material Contracts — Senior Notes due 2008 and Senior Notes due 2013” below. If a mandatory redemption event occurs, cash on hand from our sale of the notes in November 2003, currently classified as restricted cash on our balance sheet, would be used to redeem the notes subject to mandatory redemption. Other significant liquidity requirements in 2004 would still arise in connection with the $400.0 million in debt maturing in 2004, as described above, and the funding of our capital expenditures. We still expect that cash on hand and cash provided by operating activities in 2004 would be adequate to fund these requirements. Additional cash, if required, would be available under our existing $500.0 million three-year unsecured revolving credit facility that expires in March 2005. In addition to the sources of funding described above, we expect to receive cash in 2004 in an amount equal to the net proceeds from our sale of ordinary shares in our initial public offering.

      We also may require funding for currently unplanned strategic acquisitions. To the extent these requirements could not be met with the sources of funding described above, we could use our ordinary shares as part or all of the purchase price or, to the extent necessary, obtain additional external financing. We may be required to obtain additional financing for any strategic transactions that we pursue to the extent that cash, rather than our ordinary shares, is used to fully or partially finance any such transaction. In addition, we may be required to seek external financing for other projects requiring significant capital expenditures or if our capital requirements are greater than we currently anticipate as a result of other unanticipated expenses. A number of factors would influence our ability to obtain any such financing, including our credit rating and financial performance and general market conditions. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the fixed satellite services sector in particular. Our backlog and the business conditions faced by our customers are among the factors considered when evaluating our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. A credit rating downgrade or deterioration in our financial performance could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

     Insurance

      We currently have in place an insurance policy expiring in November 2004 that covers the in-orbit operations of our seven Intelsat IX series satellites. Under the terms of this policy, we co-insure $150.0 million of the net book value of each covered satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. The net book value of the seven satellites covered under this policy was $1.7 billion as of December 31, 2003. We do not have in-orbit insurance coverage for the 16 satellites not covered under this insurance policy. These 16 satellites individually have net book values of less than $150.0 million and in the aggregate have a net book value of $888.7 million. For a further discussion of the insurance we have relating to our satellites, see Item 4.B — “Business Overview — Network — Sparing; Insurance.”

      Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites.

      The in-orbit operations of the four satellites in orbit that we expect to acquire from Loral are currently insured. Loral is required to maintain insurance on these satellites at certain prescribed levels set forth in the asset purchase agreement until the closing of the proposed transaction.

      In the past three years, in-orbit insurance costs in general have ranged from 1.60% to 3.25% of the insured value of a satellite per year. These insurance premiums may increase in the future as a result of future launch vehicle failures or in-orbit satellite failures or due to other factors. See Item 3.D — “Risk Factors” for a further discussion of our insurance and a discussion of insurance matters relating to the satellites to be acquired from Loral.

     Backlog

      Our expected future revenue under our various customer service agreements, referred to in the fixed satellite services sector as backlog, was approximately $4.0 billion as of December 31, 2002 and approximately $3.6 billion as of December 31, 2003. The primary reasons for the decrease in our backlog are the renewal of expiring contracts under different terms and conditions, including shorter contract durations, the expiration of contracts that were not renewed due to our customers’ optimization of their networks and the migration of our point-to-point customers from satellite to fiber optic cable on certain routes as their contracts expire. As of December 31, 2003, the weighted average remaining duration of the outstanding customer agreements included in our backlog was approximately 4.4 years. We expect to deliver services associated with $775.2 million, or 22%, of our December 31, 2003 backlog by December 31, 2004.

      Backlog includes both non-cancelable contracts and contracts that are cancelable upon payment of early termination penalties. Backlog does not include contracts that may be canceled by a customer without penalty. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. As of December 31, 2003, 88% of the customer contracts included in our backlog, representing approximately $3.2 billion in future revenue, were non-cancelable and 12% of the customer contracts included in our backlog, representing approximately $435 million in future revenue, could be canceled by the customer upon the payment of early termination penalties. Our termination penalties generally require customers that cancel within the first two years of their contracts to pay termination fees equal to any remaining charges due during the two-year period plus 25% of any charges due under the balance of the contracts. Customers that cancel after the first two years of a contract must still pay 25% of any remaining charges due under the contract.

      Our expected future revenue under contracts with customers as of December 31, 2003 was approximately as follows:

Period	(in millions)

2004	$775
2005	583
2006	449
2007	345
2008	294
2009 and thereafter	1,138

Total	$3,584

      A majority of our backlog as of December 31, 2003 was eligible for either MFC protection or LCO protection. See Item 4.B — “Business Overview — Certain Customer Service Agreements” for a description of MFC and LCO protections. The backlog figures set forth above could potentially be reduced if our MFC or LCO protection obligations are triggered and we are required to lower the prices for certain of our existing customer service commitments.

      In connection with our acquisition on November 25, 2002 of COMSAT World Systems’ service contracts for the sale of our capacity, we terminated our customer contracts with COMSAT. Our contracts with COMSAT World Systems were generally longer-term contracts than the customer contracts that we acquired. As a result, our backlog decreased by $263.1 million in connection with the COMSAT transaction. See “— Related Party Transactions — COMSAT Asset Purchase Agreement” below for further information about this transaction.

      Upon the closing of the COMSAT transaction described above, WorldCom, Inc. became one of our largest customers. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As of December 31, 2003, WorldCom, Inc. and its affiliates accounted for $73.5 million, or 2.1%, of our backlog. The loss of WorldCom, Inc. as a customer would reduce our revenue and backlog and could materially adversely affect our business.

      On May 15, 2002, one of our largest customers, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. The closing of the share purchase transaction took place on September 20, 2002. In connection with the share purchase transaction, Intelsat Global Sales agreed to terminate some of Teleglobe Inc.’s and its affiliate’s service orders with us. The terminated service orders represented approximately $47.4 million, or 1%, of our backlog as of the closing date of the share purchase transaction. For a description of the share purchase transaction with Teleglobe Inc., see “— Related Party Transactions — Teleglobe Share Purchase Agreement” below.

      Verestar, Inc., one of our largest customers, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 22, 2003. As of December 31, 2003, Verestar, Inc. and its affiliates accounted for $53.9 million, or 1.5%, of our backlog. The loss of Verestar, Inc. as a customer would reduce our revenue and backlog and could significantly adversely affect our business.

      Approximately $112.0 million of our backlog as of December 31, 2003 is with customers located in Argentina. Because of the current uncertainty in the Argentine economy and restrictions imposed from time to time by the Argentine government on the remittance of payments abroad, as well as other events that may occur as a result of political uncertainty in Argentina, some of the backlog represented by contracts with our Argentine customers is potentially at risk.

      For information about the future minimum lease receipts from customers under long-term operating leases relating to the satellites to be acquired from the Sellers, see Item 4.B — “Business Overview — Agreement to Purchase the North American Satellite Assets of Loral.” For information about financial difficulties experienced by several of the Sellers’ customers, see Item 3.D — “Risk Factors.”

     Results of Operations

      The following table sets forth our comparative statements of operations data for the years ended December 31, 2002 and 2003, and the increase or decrease and percentage change between the periods presented.

			Year Ended
			December 31, 2003
			Compared to
			Year Ended
	Year Ended		December 31, 2002
	December 31,
			Increase	Percentage
	2002	2003	(Decrease)	Change

	(in thousands)
Revenue	$991,956	$952,781	($39,175)	(4%)

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	117,405	136,223	18,818	16
Selling, general and administrative	121,077	132,750	11,673	10
Depreciation and amortization	361,322	403,234	41,912	12
IS-10-01 contract termination costs	34,358	(3,000)	(37,358)	(109)
Restructuring costs	5,522	(837)	(6,359)	(115)

Total operating expenses	639,684	668,370	28,686	5

Income from operations	352,272	284,411	(67,861)	(19)
Interest expense, net	(55,053)	(97,789)	42,736	78
Other income, net	9,942	20,626	10,684	107

Income before income taxes	307,161	207,248	(99,913)	(33)
Provision for income taxes	33,021	26,129	(6,892)	(21)

Net income	$274,140	$181,119	($93,021)	(34%)

     The following table sets forth our comparative statements of operations data for the years ended December 31, 2001 and 2002, and the increase or decrease and percentage change between the periods presented.

			Year Ended
			December 31, 2002
			Compared to Year Ended
			December 31, 2001
	Year Ended December 31,
			Increase	Percentage
	2001	2002	(Decrease)	Change

	(in thousands)
Revenue	$1,084,009	$991,956	($92,053)	(9%)

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	101,985	117,405	15,420	15
Selling, general and administrative	95,600	121,077	25,477	27
Depreciation and amortization	340,449	361,322	20,873	6
Privatization initiative	33,576	—	(33,576)	—
IS-10-01 contract termination costs	—	34,358	34,358	—
Restructuring costs	7,300	5,522	(1,778)	(24)

Total operating expenses	578,910	639,684	60,774	11

Income from operations	505,099	352,272	(152,827)	(30)
Interest expense, net	(13,050)	(55,053)	42,003	(322)
Other income, net	12,293	9,942	(2,351)	(19)

Income before income taxes	504,342	307,161	(197,181)	(39)
Provision for income taxes	5,359	33,021	27,662	516

Net income	$498,983	$274,140	($224,843)	(45%)

      As described above, our customers obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service commitment types, including lease, channel and carrier, and managed services commitments. The following table sets forth our revenue by service commitment type and the percentage of our total revenue represented by each. The “other” category below includes revenue from demand-based and other service commitment types, as well as revenue that we record as a result of our consolidation of Galaxy.

	Year Ended December 31,

	2001		2002		2003

	(in thousands, except percentages)
Lease services	$669,648	62%	$640,157	64%	$596,302	63%
Channel and carrier services	395,971	36	334,466	34	302,278	32
GlobalConnexSM Solutions services and other managed services	9,394	1	8,068	1	34,579	3
Other services	8,996	1	9,265	1	19,622	2

Total	$1,084,009	100%	$991,956	100%	$952,781	100%

          Years Ended December 31, 2003, 2002 and 2001

          Revenue

      Revenue decreased $39.2 million, or 4%, for the year ended December 31, 2003 from the year ended December 31, 2002. Of this decrease in revenue, lease services revenue decreased by $43.9 million during the year as compared to the same period in 2002. The decrease was primarily due to the expiration of lease service agreements since December 31, 2002, lower prices due to price pressure in the Asian and Latin American markets and a decrease in the volume of capacity sold as leases, reflecting the reduced capacity requirements of our customers due to the optimization of their networks. Also contributing to the overall decline was a decrease in revenue from channel and carrier services of $32.2 million. This decrease in revenue from channel and carrier services was primarily due to a decline in the volume of capacity sold as channel and carrier services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of our customers due to the general economic downturn and the optimization of their networks, and a reduction in the amount of capacity held in inventory by distributors for future sale. Because fiber connectivity on major point-to-point routes is generally more cost-effective than satellite connectivity, we expect this trend in our carrier business to continue. However, we believe that we will be able to mitigate this trend by taking certain actions. For example, we are targeting customers requiring capacity for thin-route and middle-mile applications and emerging carriers in deregulating markets. See Item 3.D — “Risk Factors” for a discussion of the factors impacting our revenue, such as competition from fiber optic cable. Partially offsetting the overall decline in our revenue during the year ended December 31, 2003 was a $26.5 million increase in revenue from our GlobalConnexSM Solutions services, which are part of our managed services offerings, an increase in revenue of $6.8 million as a result of our consolidation of Galaxy and an increase in revenue relating to the COMSAT World Systems transaction. The increase in revenue relating to the COMSAT transaction is due to the fact that the contracts that COMSAT World Systems assigned to us, although for shorter durations than our contracts with COMSAT World Systems, were for higher values. See “— Overview — Revenue” above for a discussion of the factors expected to impact our revenue in the future.

      Revenue decreased $92.1 million, or 9%, for the year ended December 31, 2002 from the year ended December 31, 2001. The decrease was primarily attributable to lower revenue from channel and carrier services of $61.5 million, which consisted of a $66.4 million decrease in revenue from channel and carrier services, partially offset by $4.9 million in termination fees received. The decline in revenue from channel and carrier services was primarily due to a decrease in the volume of capacity sold as channel and carrier services, which reflects the factors discussed above relating to the decrease in the volume of capacity sold as channel and carrier services during 2003 as compared to 2002. Another factor in the decline in revenue from channel and carrier services for the year ended December 31, 2002 was a reduction in the level of services provided to Teleglobe Inc. as a result of Teleglobe Inc.’s filing for creditor protection and our subsequent share purchase agreement with Teleglobe Inc., pursuant to which Teleglobe Inc. and one of its affiliates terminated some of their service orders with us. The share purchase transaction with Teleglobe Inc. and its impact on our consolidated financial statements are discussed further below under “— Related Party Transactions — Teleglobe Share Purchase Agreement.” Contributing to the overall decline in revenue was a decrease in revenue from lease services of $29.5 million due to a decrease in the volume of capacity sold as lease services as a result of the expiration of several video services leases and a reduction in the level of services provided to Teleglobe Inc. A decrease in occasional-use video services of $5.6 million also contributed to the overall decrease in revenue during this period. This decline in revenue was primarily attributable to a decline in the volume of capacity sold as a result of lower demand for these services as customers optimize their networks.

          Operating Expenses

          Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

      Direct costs of revenue (exclusive of depreciation and amortization) increased $18.8 million, or 16%, for the year ended December 31, 2003 from the year ended December 31, 2002. The increase was principally due to increases in costs of services of $6.4 million, facility and operational costs of $4.3 million, staff costs of $3.0 million and other expenses of $5.1 million. The increase in costs of services was primarily due to costs relating to our lease of communications capacity from third-party providers, as well as expenses incurred during the year for customer incentives and promotional equipment that we did not incur during the year ended December 31, 2002. The increase in facility and operational costs during 2003 are associated primarily with our GlobalConnexSM Solutions services and other managed services initiatives, as discussed above under “— Overview — Operating Expenses — Direct Costs of Revenue (Exclusive of Depreciation and Amortization).” These facility and operational costs include the personnel cost of technical support contractors who support these communications services, the cost of operating two tracking, telemetry, command and monitoring stations, referred to as TTC&M stations, and a teleport facility that we acquired during the fourth quarter of 2002 and the cost of activating an additional teleport. The increase in facility and operational costs for the year ended December 31, 2003 from the year ended December 31, 2002 was also due in part to our acquisition of the business of COMSAT World Systems in November 2002. We incurred a full twelve months of operating and maintenance expense during the year ended December 31, 2003 for the facilities we acquired in the COMSAT transaction. This expense was partially offset by the elimination after the closing of the COMSAT transaction of the amounts that we incurred in connection with COMSAT’s provision to us of certain services and its lease to us of certain facilities. The increase in staff costs is due in large part to an increase in the number of our employees to support our new service initiatives, as well as higher employee benefit costs associated with these employees. In addition, we incurred increased staff costs due to the completion of our Intelsat IX satellite construction program in 2003. In prior years, some of our employees were directly involved in on-site supervision of the construction of the Intelsat IX satellites, and the costs associated with these employees were considered part of the cost of the satellites and included in the depreciation and amortization expense relating to these satellites. Following the completion of the Intelsat IX satellite construction program in 2003, the role of these employees changed to the maintenance of the satellites’ operations and accordingly costs associated with these employees are now categorized as direct costs of revenue.

      We anticipate that our direct costs of revenue (exclusive of depreciation and amortization) will continue to increase as we continue to develop and invest in our GlobalConnexSM Solutions and other managed services initiatives. See “— Overview — Operating Expenses — Direct Costs of Revenue (Exclusive of Depreciation and Amortization)” above for a discussion of the expected impact of our provision of managed services on our direct costs of revenue (exclusive of depreciation and amortization), as well as other factors expected to impact our direct costs of revenue (exclusive of depreciation and amortization) in the future.

      Direct costs of revenue (exclusive of depreciation and amortization) increased $15.4 million, or 15%, for the year ended December 31, 2002 from the year ended December 31, 2001. This increase was due primarily to an increase in in-orbit insurance premiums of $18.8 million incurred during this period, which was partially offset by the elimination in 2002 of non-recurring charges we incurred in 2001 of $4.8 million to terminate a satellite construction contract and of $1.6 million as incentive payments on leased satellite capacity. Also contributing to the increase was an increase in staff costs of $1.5 million, which was largely due to gross salary adjustments for employee income taxes and employer payroll taxes associated with our employees who are non-U.S. citizens and who were exempt from these taxes prior to our privatization. These gross salary adjustments and employer payroll taxes were partially offset by reductions in staff costs primarily resulting from our workforce reduction in October 2001. Increases in other expenses of $1.5 million also contributed to the overall increase in direct costs of revenue.

          Selling, General and Administrative

      Selling, general and administrative expenses increased $11.7 million, or 10%, for the year ended December 31, 2003 from the year ended December 31, 2002. The increase was due primarily to increases in staff costs of $10.8 million, the provision for uncollectible accounts of $4.4 million, other expenses of $0.8 million and a $2.5 million charge related to the resolution of a contract dispute. The increase in staff costs was due primarily to an increase in our sales and marketing staff, as we continue to deploy additional sales staff to regional offices to provide increased customer contact, and higher employee benefit costs. In addition, in connection with the COMSAT World Systems acquisition, we added 64 employees to our payroll in 2002 following the closing of the acquisition, for whom we incurred a full twelve months of personnel and benefits costs during the year ended December 31, 2003, as compared to only one month of these expenses during the year ended December 31, 2002. Offsetting these increases in selling, general and administrative expenses was a decrease in professional fees of $6.8 million. The higher professional fees in the year ended December 31, 2002 were due to fees associated with, among other things, merger and acquisition activities and our share purchase agreement with Teleglobe Inc.

      We anticipate that our selling, general and administrative expenses will continue to increase as we add sales staff and incur other sales and marketing costs as a result of the proposed Loral transaction. We also expect to add staff in various administrative areas to meet the increased administrative requirements of the new business to be acquired. See “— Overview — Operating Expenses — Selling, General and Administrative Expenses” above for a discussion of the other factors expected to impact our selling, general and administrative expenses in the future.

      Selling, general and administrative expenses increased $25.5 million, or 27%, for the year ended December 31, 2002 from the year ended December 31, 2001. This increase was largely attributable to an increase in the provision for uncollectible accounts of $9.5 million, which we did not incur in 2001, and professional fees of $8.6 million related primarily to activities associated with our strategic initiatives. We also incurred increases in marketing and promotional activities of $5.2 million and other expenses of $2.2 million. An increase in staff costs, largely due to gross salary adjustments for employee income taxes and employer payroll taxes associated with our employees who are non-U.S. citizens and who were exempt from these taxes prior to our privatization, was offset by reductions in staff costs resulting from our workforce reduction in October 2001.

          Depreciation and Amortization

      Depreciation and amortization increased $41.9 million, or 12%, for the year ended December 31, 2003 from the year ended December 31, 2002. This increase was primarily due to depreciation of $46.2 million recorded on Intelsat IX series satellites that were not in service during the comparable period in 2002. Partially offsetting this increase was a decrease of $18.1 million attributable to two Intelsat VI series satellites being fully depreciated during 2002. Also contributing to the increase during the period was a net increase in depreciation and amortization expense relating to the ground segment and infrastructure to support our Intelsat IX series satellites and managed services and other satellites and intangible assets totaling $13.8 million.

      For a discussion of factors expected to impact depreciation and amortization expense in the future, see “— Overview — Depreciation and Amortization.”

      Depreciation and amortization increased $20.9 million, or 6%, for the year ended December 31, 2002 from the year ended December 31, 2001. This increase was due primarily to depreciation of $72.5 million recorded on Intelsat IX series satellites that either were not in service in 2001 or were only in service during the fourth quarter of 2001. An increase in depreciation of $4.6 million on information systems and ground infrastructure assets, due to the placement in service of several assets in 2001 and 2002, and an increase in depreciation of $1.4 million on other satellites, property and equipment also contributed to the increase. These increases were partially offset by a decrease in depreciation attributable to the completion of depreciation on two Intelsat VI series satellites in 2001 of $57.6 million.

          Privatization Initiative

      For the year ended December 31, 2001, we incurred privatization initiative expenses of $33.6 million. Privatization initiative expenses refer to the non-recurring costs associated with our privatization in July of 2001. Accordingly, we incurred no privatization initiative expenses after the year ended December 31, 2001.

          IS-10-01 Contract Termination Costs

      In November 2002, we terminated our order for the IS-10-01 satellite, due to the manufacturer’s significant postponement in the delivery date of the satellite. As a result of this termination, we recorded a charge to our consolidated statement of operations of approximately $34.4 million, representing the write-off of capitalized satellite program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs, net of the refund due from the manufacturer of the satellite and the launch vehicle deposit described below. In connection with our decision to terminate our order for the IS-10-01 satellite, we agreed with one of our launch vehicle providers, Sea Launch Limited Partnership, referred to as Sea Launch, to treat most of the payments made for the launch vehicle that could have been used for the launch of the IS-10-01 satellite as a credit for a future launch. Our agreement with Sea Launch provided that this credit would decrease over time until we or another entity placed an order for a future launch with Sea Launch. Based on our estimate of when we might place such an order, we recorded a deposit of the minimum possible credit under our agreement with Sea Launch, net of certain expenses, of approximately $23.2 million. During 2003, we were notified by Sea Launch that another entity had placed a launch order and therefore that the credit to which we are entitled under our agreement with Sea Launch will not be subject to further reduction. Because our credit with

Sea Launch was fixed at an amount greater than the expected credit based on which we recorded our $23.2 million deposit, during the year ended December 31, 2003, we reversed $3.0 million of the $34.4 million charge recorded for the year ended December 31, 2002. However, if we do not place an order for a future launch by July 31, 2005, Sea Launch has the right to terminate the agreement, in which case we will incur a termination liability of up to $19.1 million, in addition to forfeiture of our deposit. We currently expect that we will place an order for a launch by July 31, 2005.

          Restructuring Costs

      In December 2002, we incurred restructuring costs of $5.5 million for severance and related benefit costs as a result of reducing the size of our workforce by 130 employees, or approximately 12%. Due to a change in estimate of our restructuring costs, during the year ended December 31, 2003, we reversed $0.8 million of the $5.5 million accrued in 2002. All costs were substantially paid by the end of the second quarter of 2003. We believe these actions have improved our competitive position by better aligning the capabilities of our staff to our business strategy.

      We also incurred restructuring costs of $7.3 million in October 2001 as a result of reducing the size of our workforce by 105 employees, or 11%. The workforce reduction initiative was required to eliminate positions that we no longer needed as a private company and to streamline operations in response to market and industry conditions.

          Interest Expense, Net

      We incurred $115.7 million of gross interest costs during 2003. Interest expense, net consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense, net increased $42.7 million, or 78%, for the year ended December 31, 2003 from the year ended December 31, 2002. This increase was principally due to a $34.5 million decrease in interest capitalized during the year ended December 31, 2003 as compared to the amount capitalized during the year ended December 31, 2002. The decrease in interest capitalized was attributable to lower construction-in-progress balances in 2003 as compared to those balances in 2002, principally due to the placement into service during 2002 and 2003 of five Intelsat IX series satellites that were under construction during the year ended December 31, 2002. Also contributing to the increase in interest expense, net in 2003 was $11.1 million in interest costs associated with the 2008 Senior Notes and 2013 Senior Notes sold in November 2003.

      We anticipate that interest expense will increase significantly as a result of the proposed Loral transaction, as we have incurred additional indebtedness in order to purchase the assets. Additionally, we expect the amount of interest capitalized to decrease as a result of our expected lower construction-in-progress activity.

      Interest expense, net increased $42.0 million, or 322%, for the year ended December 31, 2002 from the year ended December 31, 2001. This increase was due to an increase in gross interest costs of $18.9 million, resulting primarily from the issuance of our 7 5/8% Senior Notes due 2012 in April 2002, and a decrease in interest capitalized during 2002 of $23.1 million as compared to the amount capitalized in 2001. The decrease in interest capitalized was attributable to lower construction-in-progress balances in 2002 as compared to those balances in 2001. The decrease in construction-in-progress balances in 2002 was principally due to the placement into service during 2002 of four Intelsat IX series satellites that were under construction during 2001.

          Other Income, Net

      Other income, net consists of non-operating income less non-operating expenses. Other income, net increased $10.7 million, or 107%, for the year ended December 31, 2003 from the year ended December 31, 2002. The increase was principally due to an increase in other income of $13.7 million during the year ended December 31, 2003 in connection with a reduction in an obligation payable by us under our share purchase agreement with Teleglobe Inc. At December 31, 2003, we have no further obligation payable by us to Teleglobe Inc. under the share purchase agreement.

      Other income, net decreased $2.4 million, or 19%, for the year ended December 31, 2002 from the year ended December 31, 2001. This decrease was principally attributable to a reduction of $5.6 million in other income from satellite support services we provided to New Skies Satellites, N.V., referred to as New Skies, to which the IGO transferred a portion of its assets and liabilities in November 1998. Also contributing to the decrease in other income during 2002 was an increase in foreign currency exchange losses of $3.4 million, which were primarily attributable to transactions entered into with our customers in Brazil under contracts denominated in Brazilian reais. These decreases were partially offset by other income increases of $6.6 million, of which $6.1 million was due to other income recorded in connection with a decrease in an obligation payable by us under our share purchase agreement with Teleglobe Inc. See “— Related Party Transactions — Teleglobe Share Purchase Agreement” for a discussion of our transaction with Teleglobe Inc. and Note 21(b) to our audited consolidated financial statements included elsewhere in this annual report for a discussion of the accounting for this transaction.

          Income Taxes

      We became subject to certain income taxes in the various jurisdictions in which we operate when we became a private company on July 18, 2001. Our provision for income taxes totaled $26.1 million for the year ended December 31, 2003 and $33.0 million for the year ended December 31, 2002. Our effective tax rate was approximately 13% for the year ended December 31, 2003 and approximately 11% for the year ended December 31, 2002. This increase in our effective tax rate for 2003 as compared to 2002 was due to the proportion of our income taxable in higher rate jurisdictions.

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

          Net Income

      Net income decreased by $93.0 million, or 34%, for the year ended December 31, 2003 from the year ended December 31, 2002. The decrease in net income during the year ended December 31, 2003 was primarily due to lower revenue, higher total operating expenses and higher interest expense as compared to the same period in 2002, as discussed above.

      We expect that the Loral transaction, if completed, will negatively impact our net income in the near term, principally due to the interest expense associated with the financing of the transaction and the depreciation expense of the satellites to be acquired from the Sellers. However, we expect that the Loral transaction will have a positive impact on our net income in the medium term as a result of the expected positive impact on our revenue, the expected incremental nature of increases in our operating costs and the expected short-term nature of transition costs in connection with the transaction. The impact on our results of operations that we anticipate in connection with the transaction are described above.

      Net income decreased $224.8 million, or 45%, for the year ended December 31, 2002 from the year ended December 31, 2001. The reduction in net income during the period was due principally to lower revenue and higher total operating expenses as compared to the same period in 2001, as described above. Also contributing to the decrease during the period was an increase in interest expense of $42.0 million and an increase in the provision for taxes of $27.6 million as compared to the same period in 2001.

          EBITDA, As Adjusted

      EBITDA, as adjusted, consists of earnings before interest, other income (expense), taxes and depreciation and amortization. We adjust EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate our operating results from non-operating income (expense), such as the non-operating income (expense) recorded in 2002 and 2003 related to an obligation payable by us to Teleglobe Inc. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA, as adjusted, to enhance your understanding of our operating performance. We use EBITDA, as adjusted, as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA, as adjusted, is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under U.S. generally accepted accounting principles and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA, as adjusted, as an alternative to operating or net income, determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with generally accepted accounting principles, as an indicator of cash flows, or as a measure of liquidity.

      EBITDA, as adjusted, decreased $25.9 million, or 4%, for the year ended December 31, 2003 from the year ended December 31, 2002. The decrease was primarily due to lower revenue and higher total operating expenses, excluding depreciation and amortization, during the year ended December 31, 2003 as compared to the same period in 2002, as discussed above.

      EBITDA, as adjusted, decreased $131.9 million, or 16%, for the year ended December 31, 2002 from the year ended December 31, 2001. The principal causes of the decrease were lower revenue coupled with higher operating expenses during 2002 as compared to the same period in 2001, as discussed above.

      The trends we have experienced in EBITDA, as adjusted, are a direct result of the trends we have experienced in revenue and operating expenses. See “— Overview — Revenue” for a further explanation of trends in our revenue and “— Overview — Operating Expenses” for a further explanation of trends in our operating expenses. We expect EBITDA, as adjusted, to continue to be directly impacted by the trends that we experience in revenue and operating expenses.

      A reconciliation of net income to EBITDA, as adjusted, for the three-year period ended December 31, 2003, is as follows (in thousands):

	Year Ended December 31,

	2001	2002	2003

Net income	$498,983	$274,140	$181,119
Add:
Interest expense, net	13,050	55,053	97,789
Provision for income taxes	5,359	33,021	26,129
Depreciation and amortization	340,449	361,322	403,234
Subtract:
Other income, net	12,293	9,942	20,626

EBITDA, as adjusted	$845,548	$713,594	$687,645

     Liquidity and Capital Resources

      We have historically had and currently have a substantial backlog, which provides some assurance regarding our future revenue expectations. In addition, the capital-intensive nature of the fixed satellite services business produces a relatively predictable level of non-cash depreciation expense, especially in the near term. These factors taken together reduce the volatility of the net cash provided by operating activities more than would otherwise be the case. On the other hand, the construction period for satellites and the long revenue-producing lifetime of a satellite, which may exceed 15 years, can lead to significant volatility in capital expenditures from year to year and for periods that may last several years, making it more difficult to forecast liquidity needs. In addition, the anticipated consolidation in the fixed satellite services sector may require that we obtain funding for currently unplanned strategic transactions.

      We expect that our most significant liquidity requirements in 2004 will arise in connection with the proposed Loral transaction, as described under Item 4.B — “Business Overview — Agreement to Purchase the North American Satellite Assets of Loral.” Other than in connection with the proposed Loral transaction, our most significant liquidity requirements in 2004 will arise from the payment of $400.0 million in debt maturing in 2004 and the funding of capital expenditures.

          Cash Flow Items

          Net Cash Provided By Operating Activities

      Net cash provided by operating activities decreased $53.4 million, or 8%, to $604.6 million for the year ended December 31, 2003 from $658.0 million for the year ended December 31, 2002. The decrease was primarily due to a $40.0 million payment we made to our defined benefit retirement plan in 2003 and reduced customer payments associated with our $39.2 million reduction in revenue during the year ended December 31, 2003 as compared to the prior year. For the year ended December 31, 2003, net cash provided by operating activities was principally comprised of $181.1 million in net income and $403.2 million in depreciation and amortization, partially offset by non-cash other income of $19.8 million recorded in connection with a decrease in the amount due to Teleglobe Inc. and a $40.0 million contribution to our defined benefit retirement plan.

      For the year ended December 31, 2002, net cash provided by operating activities decreased $198.4 million, or 23%, to $658.0 million from $856.4 million for the year ended December 31, 2001. The decrease was primarily due to reduced customer payments associated with our $92.1 million reduction in revenue during the year ended December 31, 2002 as compared to the prior year. Net cash provided by operating activities for the year ended December 31, 2002 was principally comprised of $274.1 million in net income and $361.3 million in depreciation and amortization. In addition, an increase in non-cash items of $46.8 million, offset by a decrease in operating assets and liabilities of $24.3 million, contributed to the net cash provided by operating activities in 2002. Net cash provided by operating activities in 2001 was principally comprised of $499.0 million in net income and $340.4 million in depreciation and amortization. In addition, an increase in operating assets and liabilities of $47.5 million, offset by the recording of deferred taxes of $30.6 million, contributed to the net cash provided by operating activities in 2001.

      During the year ended December 31, 2003, we recorded a foreign currency exchange loss of $0.9 million. During the year ended December 31, 2002, we recorded a foreign currency exchange loss of $4.1 million. The loss in each period was primarily attributable to the conversion of our Brazilian reais cash balances held in Brazil and other working capital account balances to U.S. dollars at the exchange rate in effect on the last day of the applicable period or, with respect to exchange transactions effected during the period, at the time the exchange transactions occurred. Because of continuing business in Brazil under customer contracts denominated in Brazilian reais, our exposure to foreign exchange fluctuations is ongoing. In each of the years ended December 31, 2003 and 2002, our Brazilian customers represented approximately 2% of our revenue.

          Net Cash Used In Investing Activities

      Net cash used in investing activities increased $290.1 million, or 43%, to $968.3 million for the year ended December 31, 2003 from $678.2 million for the year ended December 31, 2002. The increase was primarily due to the inclusion of $700.0 million in restricted cash relating to the portion of our senior notes issued in November 2003 that is subject to mandatory redemption. Our investing activities during the year ended December 31, 2003 consisted of $72.9 million of capital expenditures for satellites and associated launch services, $131.7 million of capital expenditures for infrastructure projects and other ground network costs, $17.9 million of capitalized interest, $700.0 million of restricted cash and a $58.0 million investment in WildBlue, offset by $17.9 million of cash acquired as a result of the consolidation of our indirect investment in Galaxy.

      Net cash used in investing activities increased $14.5 million, or 2%, to $678.2 million for the year ended December 31, 2002 from $663.7 million for the year ended December 31, 2001. This increase was primarily due to satellite construction payments made pursuant to our Intelsat IX satellite construction program. Our investing activity in 2002 consisted of $467.4 million of capital expenditures for satellites and associated launch services, $97.0 million of capital expenditures for infrastructure projects and other ground network costs, $52.4 million of capitalized interest and $61.4 million for payments on asset acquisitions. Our investing activity in 2001 consisted of $522.5 million of capital expenditures for satellites and associated launch services, $65.0 million of capital expenditures for infrastructure projects and other ground network costs, and $76.2 million of capitalized interest.

          Net Cash Provided By Financing Activities

      Net cash provided by financing activities increased $924.9 million to $956.4 million for the year ended December 31, 2003 from $31.5 million for the year ended December 31, 2002. This increase was principally due to our issuance of a greater amount of indebtedness during the year ended December 31, 2003 as compared to the prior year, together with the payment during the prior year of $200.0 million in outstanding bonds upon their maturity and $266.1 million in commercial paper borrowings. Our financing activities for the year ended December 31, 2003 consisted primarily of the receipt of $1,097.8 million in net proceeds from the issuance of our 5 1/4% Senior Notes due 2008 and 6 1/2% Senior Notes due 2013, repayments of commercial paper borrowings of $44.0 million and principal payments on deferred satellite performance incentives of $65.8 million. These payments on deferred satellite performance incentives of $65.8 million consisted primarily of a $60.0 million cash payment made under an agreement to extinguish a portion of our deferred satellite performance incentive liability, as discussed below.

      Net cash provided by financing activities increased $222.7 million to $31.5 million for the year ended December 31, 2002 from $191.2 million used in financing activities for the year ended December 31, 2001. This increase was primarily due to a final pre-privatization distribution in 2001 to the IGO’s Signatories and Investing Entities of $425.0 million. Our financing activity in 2002 principally consisted of $595.8 million in proceeds, net of discount, received from the issuance of our 7 5/8% Senior Notes due 2012, offset by repayment of commercial paper borrowings of $266.1 million, repayment of our $200.0 million Eurobond 7 3/8% Notes due 2002, payment of $65.0 million for the purchase of our ordinary shares from Teleglobe Inc. and principal payments on deferred satellite performance incentives of $15.3 million. At December 31, 2002, commercial paper borrowings outstanding totaled $44.0 million. Our financing activities in 2001 consisted primarily of $293.5 million in commercial paper borrowings and the final pre-privatization distribution to the IGO’s Signatories and Investing Entities noted above.

          Debt and Other Liabilities

      At December 31, 2003, we had debt, including the current portion of such debt, of $2,369.2 million. Our total debt at December 31, 2003 consisted of $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $400.0 million of U.S. dollar denominated 5 1/4% Senior Notes due 2008 offset by an unamortized discount of $0.1 million, $600.0 million of U.S. dollar denominated 7 5/8% Senior Notes due 2012 offset by an unamortized discount of $3.7 million, $700.0 million of U.S. dollar denominated 6 1/2% Senior Notes due 2013 offset by an unamortized discount of $2.1 million, $45.6 million in capital lease obligations, a $20.0 million note payable to Lockheed Martin Corporation and a $14.9 million note payable to TVB Holdings, which holds an indirect minority interest in Galaxy. The note payable to TVB Holdings is a note payable by Galaxy that is included in our consolidated balance sheet because Galaxy is a consolidated affiliate. We incurred gross interest costs of $115.7 million for the year ended December 31, 2003. We expect our gross interest costs to increase, primarily as a result of our issuance of $1.1 billion in debt in connection with the proposed Loral transaction.

      In November 2003, we issued and sold in a private placement $400.0 million in aggregate principal amount of 5 1/4% Senior Notes due 2008 and $700.0 million in aggregate principal amount of 6 1/2% Senior Notes due 2013. The proceeds from the sale of the 2008 Senior Notes and the 2013 Senior Notes, net of discount and after deducting $23.6 million of debt issuance costs, were approximately $1,074.1 million. The discount on each of the 5 1/4% Senior Notes due 2008 and the 6 1/2% Senior Notes due 2013 represents the difference between the issue price and the face value of the notes on the date of issuance. Both the discount and the debt issuance costs are amortized as interest expense over the life of each of the 2008 Senior Notes and 2013 Senior Notes utilizing the effective interest method. As described above, we intend to use the net proceeds from the sale of the 2008 Senior Notes and the 2013 Senior Notes to finance the proposed Loral transaction and for general corporate purposes. If our $200.0 million in principal amount of Dragon bond 6 5/8% Notes due March 22, 2004 becomes due prior to completion of the proposed Loral transaction, we intend to use a portion of the net proceeds from the sale of the 2008 Senior Notes and the 2013 Senior Notes to pay the Dragon bonds. An aggregate of $700.0 million in principal amount of the 2008 Senior Notes and 2013 Senior Notes is subject to mandatory redemption at a redemption price of 102% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the date of redemption. At December 31, 2003, the $700.0 million was restricted and was classified as a current liability. In February 2004, we completed an exchange offer pursuant to which we exchanged substantially all of the 2008 Senior Notes and the 2013 Senior Notes for newly issued 2008 Senior Notes and 2013 Senior Notes that are registered under the Securities Act of 1933, as amended, referred to as the Securities Act.

      Of our notes outstanding as of December 31, 2003, $400.0 million mature in 2004, $200.0 million mature in 2005, $400.0 million mature in 2008, $600.0 million mature in 2012 and $700.0 million mature in 2013. In addition, $20.0 million matures in $5.0 million annual installments between 2007 and 2010, and $14.9 million matures in two payments of $6.6 million in 2007 and $8.3 million in 2008. Our capital lease obligations mature in 2009.

      The 7 5/8% Senior Notes due 2012 were issued in April 2002. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 our $200.0 million principal amount of Eurobond 7 3/8% Notes due 2002 that had been outstanding. The discount on the 7 5/8% Senior Notes due 2012 represents the difference between the issue price and the face value of the notes on the date of issuance. In addition, we incurred debt issuance costs of $7.6 million. Both the discount and the debt issuance costs are amortized as interest expense over the life of the 2012 Senior Notes utilizing the effective interest method.

      Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. Historically, the satellite manufacturers have earned substantially all of these payments. Therefore, we account for these payments as deferred financing. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. These costs are amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $52.4 million as of December 31, 2003 and $144.6 million as of December 31, 2002.

      On June 26, 2003, our Intelsat LLC subsidiary entered into amendments to its satellite construction agreements with SS/ L, pursuant to which we extinguished a portion of our liability to SS/ L to make satellite performance incentive payments for the Intelsat VII/ VIIA and IX series satellites manufactured by SS/ L in exchange for a total cash payment of $60.0 million. In connection with this transaction, we recorded a $95.0 million reduction in our total satellite performance incentive payment liability. This transaction with SS/ L is discussed further in Note 11 to our audited consolidated financial statements included elsewhere in this annual report.

          Receivables

      Our receivables, net totaled $203.6 million at December 31, 2003 and $265.8 million at December 31, 2002. Of these amounts, our gross trade receivables, consisting of total billed and unbilled satellite utilization charges, were $223.1 million at December 31, 2003 and $227.4 million at December 31, 2002. The remaining balance in both periods represented the allowance for doubtful accounts and other receivables. Other receivables as of December 31, 2002 included $47.8 million due from EADS Astrium as a result of our decision to terminate our order for the IS-10-01 satellite as described above. This amount was collected during the year ended December 31, 2003.

      Our pre-privatization billing policy required payments from customers to be made quarterly in arrears. Our billing policy applicable to service agreements entered into after privatization generally requires payments to be made monthly in arrears. We expect a continued downward trend in receivables as the portion of our services being provided under service agreements with monthly, as compared to quarterly, in arrears payment terms increases. In addition to our billing policy, our collateral profile has changed as a result of the privatization. Previously, the investment share of the Signatories and Investing Entities, which were also our principal customers, was considered to be collateral for services provided. As a result of the privatization, we no longer hold this investment share as collateral, although some of our customers have pledged our ordinary shares held by them as collateral for services provided.

          Capital Expenditures

      Excluding the purchase price to be paid for the satellites and related assets to be acquired from the Sellers, we expect our capital expenditures in 2004 to be approximately $470 million. This amount includes approximately $170 million in expenditures relating to the proposed Loral transaction and approximately $300 million in other capital expenditures. In 2004 and future years, our actual capital expenditures may differ from our expected capital expenditures as we pursue our business strategies and seek to respond to opportunities and trends in our industry. In addition, our actual capital expenditures may differ from our expected capital expenditures if, among other things, the transactions contemplated by our asset purchase agreement with Loral are not completed. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which we determine to procure new satellites and have satellites under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the operational life of the satellite to be replaced. As a result of these factors, we frequently experience significant variances in our capital expenditure outlays from year to year.

      Our capital expenditures totaled $222.5 million in 2003 and consisted of $204.6 million of asset costs and $17.9 million of capitalized interest.

      With respect to the Intelsat IX series satellites, the total costs for the five satellites launched in 2002 and in February 2003 were approximately $1,248 million, which includes the costs of satellite construction, launch services, insurance and capitalized performance incentives. Of this amount, $49.8 million was spent in 2003, excluding capitalized interest. Our deployment of the Intelsat IX series satellites was completed in February 2003 when we successfully launched the IS-907 satellite. As of December 31, 2003, $40.6 million of expected costs for the Intelsat X series satellites were covered by contractual commitments.

      We estimate the total costs for our IS-10-02 satellite to be approximately $330 million, which includes the costs of satellite construction, launch services, insurance and capitalized performance incentives. In 2003, we spent approximately $33.0 million, excluding capitalized interest, on the IS-10-02 satellite. We expect to launch our IS-10-02 satellite in the second quarter of 2004. As of December 31, 2003, $136.1 million of expected costs for the IS-10-02 satellite were covered by contractual commitments.

      Infrastructure and other projects during 2003 consisted primarily of projects relating to our back-up facility and data center for our satellite and other business operations, as well as teleport and other facilities for our GlobalConnexSM Solutions services and other managed services. These projects also included acquiring ground network infrastructure in connection with integrating the assets to be acquired from the Sellers. Spending for these projects, excluding capitalized interest, for the year ended December 31, 2003 was $131.7 million. These expenditures are expected to decrease in 2004. See Item 4.B — “Business Overview — Our Strategy” for a discussion of our strategic plans relating to our service offerings and the markets we serve. As of December 31, 2003, we had $59.3 million in contractual commitments with respect to these infrastructure and other project initiatives.

      As of December 31, 2003, we had other contractual commitments of $105.9 million, including cash contributions required in connection with our investment in Galaxy, satellite performance incentive obligations related to satellites in orbit and lease payment obligations for one of the two satellites on which we lease capacity.

      Expected capital expenditures in 2004 relating to the proposed Loral transaction include expenditures for launch services and launch insurance for the Telstar 8 satellite currently under construction and in connection with integration of the assets to be acquired. Capital expenditures relating to Telstar 8 may be higher than we currently anticipate if there is a delay in the expected schedule for the launch of Telstar 8. Capital expenditures relating to integration of the assets to be acquired include expenditures for the terrestrial infrastructure and software required to support the transition and ongoing operation of the satellites to be acquired and for associated business functions, including provisioning and billing. These expenditures may be higher than we anticipate if integration of the Loral satellites is more difficult or time-consuming than we currently expect.

      Pursuant to the asset purchase agreement relating to the Loral transaction, we have agreed, upon the closing of the proposed transaction, to enter into a procurement agreement with SS/ L for a new satellite to be launched into one of our existing orbital locations. This satellite is expected to replace a satellite in our fleet that is nearing the end of its orbital maneuver life. We have agreed to make a deposit of $50.0 million upon the closing of the Loral transaction as prepayment for a portion of the purchase price of this satellite, provided that SS/ L’s obligations under the procurement agreement have been secured. This deposit will be accounted for in our financial statements in other assets, and will only be treated as a capital expenditure to the extent that we actually incur costs under the agreement. We expect to incur approximately $25 million in costs under the agreement in 2004 and have included this amount in the $300 million in expected other capital expenditures described above. For more information about the asset purchase agreement and the transactions that it contemplates, see Item 4.B — “Business Overview — Agreement to Purchase the North American Satellite Assets of Loral.”

          Capital Resources

      We intend to finance the proposed Loral transaction, including the $50.0 million deposit we have agreed to make to SS/ L as prepayment for a portion of the purchase price of a new satellite, with the proceeds from our sale in November 2003 of our 5 1/4% Senior Notes due 2008 and 6 1/2% Senior Notes due 2013. We expect that our other liquidity requirements in 2004, including the repayment of $400.0 million in outstanding bonds, will be met with cash on hand, cash provided by operating activities and $200.0 million in borrowings under our new $800.0 million credit facility, which is described below. Other sources of funding, if needed, include proceeds from our sale of ordinary shares in our initial public offering and, if necessary, commercial paper borrowings or borrowings under our new $800.0 million credit facility. However, any credit rating downgrade that we may experience could limit our ability to issue commercial paper, although in that event we believe our existing credit facility or new credit facility would provide us with sufficient liquidity.

      The following table sets forth our contractual obligations and capital commitments as of December 31, 2003.

	Less than			After 5
	1 year	1-3 years	3-5 years	years	Total

	(in millions)
Contractual obligations:
Long-term debt(1)	$555.1	$450.8	$667.4	$1,686.1	$3,359.4
Capital commitments(2)	154.5	22.9	16.5	37.9	231.8
Operating leases and other expense commitments	62.3	119.0	170.5	220.9	572.7
Investment	20.4	10.4	—	—	30.8

Total contractual obligations	$792.3	$603.1	$854.4	$1,944.9	$4,194.7

(1)	Includes principal and interest on long-term debt.

(2)	Includes contractual commitments for satellites and principal and interest on deferred satellite performance incentives.

     To support our commercial paper program and to provide funding for general corporate purposes, we entered into an agreement with a group of financial institutions for a $500.0 million three-year unsecured revolving credit facility, which expires in March 2005. Upon the completion of the proposed Loral transaction, we expect to replace this revolving credit facility with a new revolving credit facility, as described below. See also Item 10.C — “Material Contracts — New Credit Facility.” At our option, borrowings under the revolving credit facility will bear interest either at Citibank, N.A.’s base rate or at the Eurodollar rate plus an applicable margin. The revolving credit facility contains certain financial and operating covenants, including a covenant requiring us to maintain a ratio of EBITDA, as defined in the facility, to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day and a covenant requiring that at no time shall the ratio of our debt to EBITDA, as defined in the facility, for the then most recently concluded four consecutive fiscal quarters exceed 2.5 to 1. Both the facility fee and the margin over the Eurodollar rate at which we can borrow under the facility increase incrementally if there is a downgrade in our credit rating by Standard & Poor’s or Moody’s Investors Service, Inc. In connection with our issuance and sale in November 2003 of $400.0 million in aggregate principal amount of 5 1/4% Senior Notes due 2008 and $700.0 million in aggregate principal amount of 6 1/2% Senior Notes due 2013, we received waivers from the lenders under the revolving credit facility from compliance with the financial covenants described above in respect of the indebtedness that we incurred by issuing the senior notes. The waivers are effective until the earlier to occur of April 30, 2004 or the completion of the proposed Loral transaction. Excluding the financial covenants for which we received waivers, at December 31, 2003, we were in compliance with the covenants under this facility. At December 31, 2003, there were no borrowings outstanding under the revolving credit facility. Our policy is to classify commercial paper borrowings supported by our revolving credit facility as long-term debt if we have both the ability and the intent to maintain these obligations for longer than one year. At December 31, 2003, there were no commercial paper borrowings outstanding.

      In December 2003, we entered into a credit agreement with a group of banks for an $800.0 million three-year unsecured credit facility, consisting of a $400.0 million term loan facility and a $400.0 million revolving facility. The closing of the new credit facility is subject to the satisfaction of specified conditions, including the completion of the Loral transaction. Upon the closing of our new credit facility, the $400.0 million revolving facility will replace our existing $500.0 million three-year unsecured revolving credit facility. Except as provided below, we may only use the $400.0 million term loan portion of the facility to repay our $200.0 million in principal amount of Dragon bond 6 5/8% Notes due March 22, 2004 and our $200.0 million in principal amount of Eurobond 8 3/8% Notes due October 14, 2004. If the closing of the new credit facility does not occur until after the maturity date of our Dragon bond 6 5/8% Notes due March 22, 2004 and cash on hand, commercial paper borrowings or revolving credit loans are used to repay the Dragon bond notes, we may use $200.0 million of the term loan facility to replenish such cash on hand or to repay any such borrowings. We intend to use the new revolving facility to finance the proposed Loral transaction to the extent that the proceeds from our November 2003 sale of senior notes are not sufficient for this purpose and for working capital requirements. In addition, we intend to use the term loan portion of the new credit facility for the repayment of our Dragon bond notes or, if these notes have been repaid prior to the closing of the facility, to replenish cash on hand or repay borrowings used to repay these notes. In addition, we may use the term loan portion of the new credit facility to pay other of our near-term debt obligations as they become due. We expect that the new revolving credit facility will also be used to support our commercial paper program. Our new credit facility contains financial and operating covenants that, among other things, require us to maintain financial coverage ratios and limit our ability to pledge assets as security for additional borrowings. In addition, our new credit facility will, upon its closing, limit our ability to pay dividends on our ordinary shares, as described further below under Item 10.C — “Material Contracts — New Credit Facility.”

      We may be required to seek external financing if our capital requirements are greater than we currently anticipate as a result of unplanned strategic transactions or other unanticipated expenses.

     Currency and Exchange Rates

      Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. For the year ended December 31, 2003, our Brazilian customers represented approximately 2% of our revenue.

      Galaxy’s functional currency is the Hong Kong dollar and our future cash and in-kind contribution commitments to Galaxy are denominated in Hong Kong dollars. As a result, we are subject to exposure with regard to changes in the value of the Hong Kong dollar as compared to the U.S. dollar. To date, the cumulative foreign currency translation adjustment has been insignificant.

      Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

     Disclosures about Market Risk

      We have existing obligations related to our long-term debt agreements. These financial instruments are discussed further in Note 12 to our audited consolidated financial statements included elsewhere in this annual report. We do not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of December 31, 2003, we had approximately $2.4 billion in fixed-rate debt. To the extent that we fund working capital needs or our capital expenditures using commercial paper, we will be subject to interest rate and related cash flow risk. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates. To the extent that we make significant borrowings under our existing or any future credit facility, we will evaluate the appropriateness of using various hedging instruments.

      Presented below is an analysis of our financial instruments as of December 31, 2003 that are sensitive to changes in interest rates. The tables demonstrate the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed-rate debt, the sensitivity table below illustrates “market values,” or the price at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of December 31, 2003.

	Interest Rate Risk (in millions) as of December 31, 2003

	Valuation of Securities				Valuation of Securities
	Given an Interest Rate Decrease			No Change in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)

$700 million principal 6.5% senior notes due 11/01/13	$818.8	$789.1	$760.7	$734.0	$707.8	$683.2	$659.6
$600 million principal 7.625% senior notes due 04/15/12	$745.0	$721.7	$699.3	$678.7	$657.1	$637.2	$618.2
$400 million principal 5.25% senior notes due 11/01/05	$436.7	$427.5	$418.5	$410.0	$401.3	$393.0	$384.9
$200 million principal Eurobond 8.125% notes due 02/28/05	$216.1	$214.9	$213.7	$211.8	$211.3	$210.1	$208.9
$200 million principal Eurobond 8.375% notes due 10/14/04	$211.5	$210.6	$209.8	$209.0	$208.2	$207.4	$206.6
$200 million principal Dragon bond 6.625% notes due 03/22/04	$202.6	$202.4	$202.1	$201.9	$201.6	$201.4	$201.2

      This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

      As of December 31, 2002, we did not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities were fixed. As of December 31, 2003, we had approximately $1.1 billion more in long-term fixed-rate debt than we had as of December 31, 2002. Accordingly, any changes in interest rates would be more significant as of December 31, 2003 in comparison to December 31, 2002.

     Critical Accounting Policies

      Our significant accounting policies are described fully in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our satellites and other property and equipment, investments in affiliated companies, business combinations, goodwill, impairment of long-lived and amortizable intangible assets, income taxes, deferred satellite performance incentives and retirement plans and other postretirement benefits. The impact of any risks related to these policies on our business operations is discussed in this Item 5 — “Operating and Financial Review and Prospects” where these policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Revenue Recognition

      We recognize revenue primarily from satellite utilization charges and, to a lesser extent, from providing managed services to our customers. We recognize revenue over the period during which services are provided, as long as collection of the related receivable is reasonably assured. We make estimates regarding the likelihood of collection based upon an evaluation of the customer’s creditworthiness, the customer’s payment history and other conditions or circumstances that may affect the likelihood of payment, such as political and economic conditions in the country in which the customer is located. When we have determined that the collection of payments for satellite utilization is not reasonably assured at the time the service is provided, we defer recognition of the revenue until such time that collection is believed to be reasonably assured or the payment is received. We also maintain an allowance for doubtful accounts for customers’ receivables where the collection of these receivables is uncertain. If our estimate of the likelihood of collection is not accurate, we may experience lower revenue or an increase in our bad debt expense.

      We receive payments for satellite utilization charges from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the agreement terms.

      Our revenue recognition policy as described above complies with the criteria set forth in Staff Accounting Bulletin No. 101, Revenue Recognition,as amended by Staff Accounting Bulletin No. 104.

          Satellites and Other Property and Equipment

      Satellites and other property and equipment are stated at cost. These costs consist primarily of the cost of satellite construction and launch, including premiums for launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives payable to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. Satellite construction and launch services are generally procured under long-term contracts that provide for payments by us over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

      Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 11 years to 15 years. We make estimates of the useful lives of our satellites for depreciation and amortization purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the satellite’s hardware is guaranteed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from 10 years to 13 years and orbital maneuver lives as high as 17 years. Although the orbital maneuver lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. For example, as of January 1, 2001, we revised the estimated useful lives for substantially all Intelsat VII and VIII series satellites based on our review of the performance of our satellite fleet. The effect of this change in estimate was to increase the useful lives of these satellites by approximately two years, and thereby decrease depreciation and amortization expense by approximately $60.5 million for the year ended December 31, 2001. As a result of this change, the useful lives of our satellites generally exceed the orbital design lives and are less than the orbital maneuver lives. Additional changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

      We would charge to operations the carrying value of any satellite lost as result of a launch or in-orbit failure upon the occurrence of the loss. In the event of a partial failure, we would record an impairment charge to operations upon the occurrence of the loss if the undiscounted future cash flows were less than the carrying value of the satellite. We would measure the impairment charge as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. We would reduce the charge to operations resulting from either a complete or a partial failure by the amount of any insurance proceeds that were either due and payable to or received by us. We would record any insurance proceeds received in excess of the carrying value of the satellite as a gain and no impairment loss would be recognized. In the event the insurance proceeds equal the carrying value of the satellite, neither a gain nor an impairment loss would be recognized.

          Investments in Affiliated Companies

      We apply the equity method to account for investments in entities that are not variable interest entities under Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, as revised in December 2003 and referred to as FIN 46, and in which we have an ownership interest of between 20% and 50% and exercise significant influence over operating and financial policies. FIN 46 is described under “— New Accounting Pronouncements” below. Under the equity method, we record our share of an affiliate’s net income or loss in our consolidated financial statements.

      We consolidate the financial statements of our affiliates in which we have an ownership stake of greater than 50% and exercise control over operating and financial policies, or which are variable interest entities in which we are the primary beneficiary. We record the minority shareholders’ interests in the net assets of a consolidated affiliate as a minority interest in our consolidated financial statements. We recognize the minority interest’s share of losses in our consolidated financial statements if the minority shareholders have made a commitment to fund the affiliate’s operations.

      In accordance with Statement of Financial Accounting Standards, referred to as SFAS, No. 142, Goodwill and Other Intangible Assets, any goodwill arising from the excess of the cost of our investment over the fair value of net assets acquired at the acquisition date is not amortized. Any decline in value in the investment that is deemed to be other than a temporary decline would result in the recognition of a loss during the period in which the decline in value occurs.

          Business Combinations

      Our business combinations are accounted for in accordance with the provisions set forth in SFAS No. 141, Business Combinations, whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The portion of the purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to our business combinations involves estimates and judgments by our management that may be adjusted during the allocation period, but in no case beyond one year from the acquisition date. These allocations are made on the basis of appraisals prepared by independent third-party appraisers.

          Goodwill and Other Intangible Assets

      Goodwill arising from our acquisitions represents the excess of costs over the estimated fair value of net tangible and separately identifiable intangible assets acquired. Our goodwill and other intangible assets are accounted for in accordance with the provisions set forth in SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized and that they instead be tested for impairment at least annually by applying a fair value-based test. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimable useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

      As of December 31, 2003, there had been no circumstances indicating a possible impairment of the goodwill we recorded in connection with our acquisition of certain assets and liabilities of COMSAT World Systems. We will perform the impairment analysis as required under SFAS No. 142, on an annual basis or more frequently if circumstances indicate a possible impairment has occurred, by assessing the fair value of our acquired assets using a discounted cash flow approach. An impairment loss would be recognized to the extent that the carrying amount of the assets exceeds the amount of the assets’ fair value. We have determined that we have one reporting unit, the enterprise level, under the criteria set forth by SFAS No. 142. If we are required to record an impairment charge in the future because of changes to the acquired business, it could have an adverse impact on our results of operations.

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

      As of December 31, 2003, there had been no circumstances indicating a possible impairment to any of our long-lived and amortizable intangible assets.

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

          Deferred Satellite Performance Incentives

      Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. Historically, the satellite manufacturers have earned substantially all of these payments. Therefore, we account for these payments as deferred financing. Consequently, we capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. These costs are amortized over the useful lives of the satellites and the liability is reduced as the payments are made.

          Retirement Plans and Other Postretirement Benefits

          Defined Benefit Plan

      We maintain a noncontributory defined benefit retirement plan called the Intelsat Staff Retirement Plan. This plan covers, among others, substantially all of our employees hired before July 19, 2001. See Item 6.B — “Compensation — Pension Benefits” for information regarding the individuals covered by this plan. The cost under this plan is calculated by an actuary using a formula that is based on employees’ remuneration, dates of hire and years of service. In 2001 and 2002, global capital market conditions resulted in negative returns on the plan’s assets. Primarily due to this occurrence and to a reduction in the discount rate assumption for our plan as discussed further below, the plan’s accumulated benefit obligation at September 30, 2002 exceeded the fair value of its assets, which required us to record an additional minimum pension liability in accordance with SFAS No. 87, Employer’s Accounting for Pensions. The effect of this non-cash adjustment was to increase accrued retirement benefits by $23.8 million, increase other assets by $2.3 million and increase other comprehensive loss by $21.5 million, or $12.9 million after tax. During 2003, we made $40.0 million in cash contributions to the plan, which were reflected as reductions in accrued retirement benefits in our consolidated balance sheet at December 31, 2003, to improve the plan’s funded position. However, the plan’s accumulated benefit obligation at the end of the plan year in 2003 still exceeded the fair value of its assets. As a result, we adjusted the minimum pension liability such that, as of December 31, 2003, $19.5 million of the net additional minimum pension liability of $21.5 million was reversed along with the $2.3 million recorded in other assets. The effect of this adjustment resulted in us having an additional minimum pension liability of $2.1 million, or $1.3 million after tax, recorded as other comprehensive loss at December 31, 2003. This additional minimum pension liability relates to our unfunded non-qualified pension plan, referred to as the Intelsat Restoration Plan. See Item 6.B — “Compensation — Pension Benefits” for information regarding the Intelsat Restoration Plan. The amounts provided above and below for our noncontributory defined benefit retirement plan include amounts for the Intelsat Restoration Plan.

      We have historically funded the plan based on actuarial advice using the projected unit credit cost method. Concurrent with our privatization in 2001, our plan became subject to the provisions of the Employee Retirement Income Security Act of 1974, and, as such, we expect that our future contributions to the plan will be based on the minimum requirements of the Internal Revenue Service and on the plan’s funded position.

          Other Postretirement Benefits

      We provide health benefits for employees hired prior to January 1, 2004 who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. The cost under this unfunded plan is calculated by an actuary based on the level of benefits provided, years of service and other specified factors. A governing body of the IGO adopted a resolution prior to privatization stating that the retirees eligible for these benefits as of the date of privatization, as well as an additional number of named employees, would continue to receive the level of health benefits provided as of January 1, 2001. We provide these benefits under a plan that is unfunded. Benefits are paid as they become due. During 2003, we recorded a curtailment gain related to our December 2002 workforce reduction as discussed in Note 19 to our audited consolidated financial statements, which resulted in a $2.6 million reduction in our accrued retirement benefits.

          Defined Contribution Plans

      We maintain two defined contribution retirement plans in the United States, one such plan in Bermuda and one such plan in the United Kingdom. One of the U.S. plans provides benefits to, among others, employees based in the United States hired before July 19, 2001, and the other U.S. plan provides benefits to employees based in the United States hired on or after July 19, 2001. The Bermuda plan provides benefits to most of our employees based in Bermuda. The U.K. plan provides benefits to our employees based in the United Kingdom. We also maintain an unfunded deferred compensation plan for executives. However, benefit accruals under this plan were discontinued during 2001. See Item 6.B — “Compensation — Defined Contribution Plans” for information regarding these plans.

          Key Plan Assumptions

      Net periodic pension and other postretirement benefits costs under our defined benefit and other postretirement benefits plans, as well as the related plan liabilities, are determined each year on an actuarial basis. As part of this process, we review our plans’ actual experience and make adjustments to key plan assumptions, if necessary. In 2002, we made a change to a key plan assumption. Specifically, as of September 30, 2002, we lowered the discount rate applicable to both our defined benefit plan and our other postretirement benefits plan to 6.75% from 7.25% in order to reflect the decline in long-term interest rates that had occurred since October 1, 2001. On September 30, 2003, we again lowered the discount rate applicable to both our defined benefit plan and our other postretirement benefits plan to 6.00% to reflect further declines in long-term interest rates. Our discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality, fixed-income investments. For our defined benefit plan, we elected to maintain the expected rate of return on pension assets at 9% for the plan year that began October 1, 2002. Our expected rates of return are based on historical capital market performance and on our investment policy. Notwithstanding the negative returns on plan assets that we experienced in 2001 and 2002, we believed at October 1, 2002 that the historical performance of the capital markets indicated that 9% was a reasonable expectation for long-term returns. For our other postretirement benefits plan, we elected to maintain the health care cost trend rate at 7% for the plan year that began October 1, 2002 because our review of claims data and expectations for the future indicated that this assumption was valid. As a result of our assumptions for the plan year ended September 30, 2003, including the change in the discount rate, our pension expense as measured in accordance with SFAS No. 87, Employers’ Accounting for Pensions, increased by $2.3 million, or 209%, to $3.4 million in 2003 from $1.1 million in 2002. In addition, our other postretirement benefits expense as measured in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, increased by $1.3 million, or 19%, to $8.1 million in 2003 from $6.8 million in 2002 and is expected to increase further in 2004. We estimate that a change in the assumed discount rate of 25 basis points would have increased or decreased our pension expense and other postretirement benefits expense by approximately $0.8 million and $0.4 million, respectively, in 2003. Also, we estimate that a change in the expected return of plan assets of 1% would have increased or decreased pension expense by approximately $2.5 million in 2003. Further, we estimate that a change in the assumed health care cost trend rate of 1% would have increased or decreased other postretirement benefits expense by approximately $2.0 million in 2003.

      Under the accounting guidance for pension plans and other postretirement benefit plans just described, the effects of revisions to assumptions or differences between assumed and actual experience are not immediately recognized as expense in the year of occurrence. Instead, both the favorable and the unfavorable effects of these revisions and differences that fall within an acceptable range are reflected as unrecognized net gains and losses and are amortized into pension expense and other postretirement benefits expense over a predetermined amortization period. For our defined benefit retirement plan, we had an unrecognized net loss of $56.8 million at December 31, 2003, compared to an unrecognized net loss of $60.1 million at December 31, 2002. For our other postretirement benefits plan, we had an unrecognized net loss of $7.6 million at December 31, 2003, compared to an unrecognized net gain of $12.1 million at December 31, 2002. A portion of these unrecognized net losses has been amortized into pension expense and other postretirement benefits expense, respectively, in 2003. However, the impact of the amortization on expense in future years will depend in large part on the actual experience of the plans in those years and, consequently, cannot be estimated.

     Related Party Transactions

          Our Shareholder Relationships

      Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership in the IGO. The IGO’s owners were also its principal customers, and they received ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As we are the successor entity to the IGO, a significant percentage of our customers are also shareholders in our company.

      Prior to privatization, prices for our services were set by a tariff schedule and determined on a non-discriminatory basis. As a private company, we are now able to set new, market-based prices for new services ordered by our customers. At privatization, the IGO’s Signatories and Investing Entities received shares in our company in proportion to their ownership in the IGO on the privatization date and became shareholders of 100% of our outstanding ordinary shares. Because our customers’ ownership of our ordinary shares is no longer connected to their use of our system, our customers may increase their use of the systems of other telecommunications services providers. However, we believe that some of our customers could not move all of their business with us to another satellite services provider without incurring high costs, due in part to technical differences between our network and the networks of most of our competitors.

      Our shareholders, formerly the IGO’s owners, accounted for approximately 53% of revenue in 2003 and 78% of revenue in 2002. See Item 3.D — “Risk Factors” for a discussion of the potential impact of the privatization on our customer base.

          COMSAT Asset Purchase Agreement

      On November 25, 2002, we acquired most of the assets and certain liabilities of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. COMSAT is a wholly owned subsidiary of Lockheed Martin Corporation, which is our largest shareholder. COMSAT World Systems was a reseller of our capacity to customers located in the United States. The assets that we acquired included substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity, two earth stations located in Clarksburg, Maryland and Paumalu, Hawaii that provide tracking, telemetry, command and monitoring services for our satellites, and a digital teleport facility located in Clarksburg, Maryland. The purchase price for this transaction consisted of $56.0 million in cash, the assumption of $57.7 million in liabilities and a $20.0 million 7% note payable due in four installments of $5.0 million each on January 1, 2007, 2008, 2009 and 2010. In the event that we are not operating tracking, telemetry, command and monitoring facilities at the Clarksburg, Maryland location and certain triggering events described in the asset purchase agreement have occurred, up to $15.0 million under the $20.0 million note payable would not be due. In addition, we incurred approximately $1.0 million in transaction costs in connection with this acquisition.

      We accounted for the acquisition under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. The purchase price allocation was finalized during the fourth quarter of 2003. Based upon the appraisals received and our estimates, the purchase price was allocated to the assets and liabilities acquired as follows (in millions):

Receivables, net of allowance of $13.7	$13.1
Property and equipment	26.8
Deferred tax asset	8.2
Other assets	1.6
Goodwill	57.6
Intangible assets	27.5
Accounts payable and accrued expenses	(57.7)

Total consideration, net of assumed liabilities	$77.1

      We believe that this transaction was completed on arm’s-length terms. For a further discussion of the asset purchase agreement with COMSAT, see Item 7.B — “Related Party Transactions.”

      The service contracts assigned to us in connection with the COMSAT transaction included contracts with WorldCom, Inc. and Verestar, Inc., which became two of our largest customers upon the closing of the COMSAT transaction. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. For a description of our revenue from WorldCom, Inc., see “— WorldCom Reorganization.” On December 22, 2003, Verestar, Inc. filed a voluntary petition for reorganization under

Chapter 11 of the U.S. Bankruptcy Code. For a description of our revenue from Verestar, Inc., see “— Verestar, Inc. Reorganization.”

          TT&C Contracts

      Some of our customers also provide tracking, telemetry and command services, referred to as TT&C services, for our ground network or provide us with monitoring or host station facilities and services. We believe that these transactions are on arm’s-length terms and are not significant to our results of operations.

          Teleglobe Share Purchase Agreement

      On May 15, 2002, one of our largest customers and one of our shareholders, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, we recorded a reserve of $12.8 million against all of our accounts receivable from Teleglobe Inc. as of March 31, 2002, and did not recognize any revenue from Teleglobe Inc. from April 1, 2002 through May 15, 2002 because collection was not ensured. Revenue generated from Teleglobe Inc. and its affiliates was $35.1 million in 2002 and $28.1 million in 2003.

      On September 20, 2002, our Intelsat Global Sales subsidiary acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65.0 million. Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe Inc. was transferred to an escrow agent, which holds the shares in trust for Intelsat Global Sales, subject to specified limited voting and dividend rights of Teleglobe Inc. The share purchase agreement provides that the escrow agent will sell the shares in our contemplated initial public equity offering or in another manner set forth in the agreement, and will subsequently deliver the proceeds of any such sale to Intelsat Global Sales and, in some cases, to Teleglobe Inc. If all of the shares held in escrow are sold and the sale proceeds exceed $90.1 million, Intelsat Global Sales will receive $90.1 million, and Teleglobe Inc. will receive the portion of the sale proceeds that exceeds $90.1 million. If only a portion of the shares held in escrow are sold, Intelsat Global Sales will receive the portion of the sale proceeds equal to the percentage of $90.1 million that is equal to the percentage the sold shares represent of the total number of shares originally held in escrow, and Teleglobe Inc. will receive any remaining sale proceeds. If we have not conducted a registered offering of our ordinary shares by December 31, 2003, or if we have conducted such an offering by that time but some of the escrowed shares remain unsold as of December 31, 2004, the share purchase agreement provides for the unsold shares and any cash held as escrow property to be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of cash and shares under the agreement valued at $90.1 million. If there are any shares or cash remaining after this distribution to Intelsat Global Sales, these shares and cash will be transferred to Teleglobe Inc. We did not conduct a registered offering of our ordinary shares by December 31, 2003 and, pursuant to an amendment to the share purchase agreement, the shares held in escrow will be valued pursuant to a formula based on the range for the initial public equity offering price set forth on the cover page of the prospectus used in connection with the initial public equity offering. Based on this amendment, we expect that all of the shares held in escrow will be distributed to Intelsat Global Sales.

      We have accounted for the share purchase transaction similar to an acquisition of treasury stock. Under Financial Accounting Standards Board Technical Bulletin No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending against a Takeover Attempt, amounts paid for treasury stock above fair value and additional rights and consideration received are allocated to the various components received. The estimated aggregate market value of the shares acquired by us exceeded the cash payments made to Teleglobe Inc. on September 20, 2002 by more than the amounts due to us. As a result, we were able to recover approximately $16.0 million of receivables owed by Teleglobe Inc., consisting of $12.8 million that was fully reserved in the first quarter of 2002 as well as $3.1 million related to revenue that had not been previously recognized since the collection of those amounts was not certain. We believe that the closing of the share purchase transaction enabled us to change our estimated reserve for uncollectible accounts and recognize the previously unrecognized service fees for which collection was uncertain, in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes. The shares acquired by Intelsat Global Sales are deemed not to be outstanding for the purposes of our consolidated financial statements.

      Teleglobe Inc.’s remaining interest in the shares is deemed to be a free-standing derivative in accordance with Emerging Issues Task Force, referred to as EITF, Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. As a result, we recorded an obligation to Teleglobe Inc. on September 20, 2002 of $25.9 million, which reflected the estimated fair value of this derivative on that date. On December 31, 2002, we reduced our obligation to Teleglobe Inc. to $19.8 million based on a valuation of the derivative on that date. At December 31, 2003, we no longer had an obligation to Teleglobe Inc. based on a valuation of the derivative on that date and recorded other income of $19.8 million, for the amount of the adjustment, on our consolidated statement of operations. We do not currently expect that the distribution of the shares held in escrow as provided under the share purchase agreement with Teleglobe Inc. will impact our accounting for the share purchase transaction as of December 31, 2003.

      We believe that the share purchase transaction between Teleglobe Inc. and Intelsat Global Sales was executed on arm’s-length terms. The share purchase agreement and related escrow agreement, including the transaction price and other terms, were negotiated extensively by the parties to the agreements. The share purchase transaction provided Teleglobe Inc. with the ability to liquidate its investment in Intelsat, Ltd. and receive needed cash. The transaction also permitted Teleglobe Inc. to cancel some of its service orders with us without penalty. The share purchase transaction provided us with an opportunity to continue an important customer relationship with Teleglobe Inc. in which Teleglobe Inc. agreed not to repudiate nearly 75% of its service orders with us and agreed to payment terms more favorable to us. The transaction also allowed us to purchase outstanding Intelsat, Ltd. shares at what we estimate to be a reduction from the market value of these shares. The transaction price was determined by a combination of factors, including market conditions, the lack of a public market for the shares and the commercial relationship among the parties. Other relevant factors included the uncertainty as to when Intelsat Global Sales will have the opportunity to liquidate its investment in the shares, uncertainty as to the amount that it will receive for the shares and Teleglobe Inc.’s desire in connection with its insolvency proceeding to preserve the potential for additional payments from resale of the shares.

          WildBlue Subscription Agreement

      In December 2002, we entered into an agreement to acquire a minority stake in WildBlue for a purchase price of $58.0 million. On April 21, 2003, we contributed $56.5 million in cash to WildBlue. This amount represented the $58.0 million purchase price net of a loan receivable for interim funding to WildBlue, plus accrued interest, and net of certain expenses we incurred that were reimbursable by WildBlue. In connection with this investment, we have agreed to purchase 50% of any shares sold by one of the minority investors, at the investor’s option, up to a maximum purchase price of $5.0 million. Other investors in this round of financing, which totaled $156.0 million including our investment, included the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of our directors is a director of Liberty Media Corporation, which indirectly owns a minority interest in WildBlue and is the parent company of Liberty Satellite & Technology, Inc. Two of our executive officers are directors of WildBlue.

          Galaxy Note Payable to TVB Holdings

      Galaxy, our consolidated affiliate, has a note payable to TVB Holdings for $14.9 million. See “— Investment in Galaxy” below for a further description of our investment in Galaxy.

     New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, referred to as FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard became effective during the first quarter of 2003. The adoption of SFAS No. 143 did not have a material impact on our results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002 and could affect the timing of recognizing costs on future restructuring activities. The adoption of SFAS No. 146 did not have a material impact on our results of operations or financial position.

      In November 2002, the FASB issued Interpretation No. 45, referred to as FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our results of operations or financial position.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have an impact on our results of operations or financial position as of December 31, 2003. However, it could impact future revenue arrangements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements became effective during the first quarter of 2003. The adoption of SFAS No. 148 did not have a material impact on our results of operations or financial position.

      In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 was revised in December 2003 to clarify the characteristics of a variable entity. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46 in 2003 did not have a material impact on our results of operations or financial position as of December 31, 2003. However, we will continue to evaluate the impact that FIN 46 will have on our results of operations and financial position in future periods.

      In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS No. 149 did not have a material impact on our results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how certain free-standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities, or assets in certain circumstances, that may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The cumulative effect of a change in accounting principle should be reported for financial instruments created before the issuance of this statement and still existing at the beginning of the period of adoption. The adoption of SFAS No. 150 did not have an impact on our results of operations or financial position.

      In December 2003, the Securities and Exchange Commission, referred to as the SEC, issued Staff Accounting Bulletin No. 104, Revenue Recognition,referred to as SAB 104. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our results of operations or financial position. However, it could impact future revenue arrangements.

      In December 2003, the FASB issued a revision of SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106. The revision of SFAS No. 132 requires additional disclosures about plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized in interim periods. The revision of SFAS No. 132 is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The adoption of the revised SFAS No. 132 did not have a material impact on our results of operations or financial position.

     WorldCom Reorganization

      Upon the closing of the COMSAT transaction described above, WorldCom, Inc. became one of our largest customers. On July 21, 2002, WorldCom, Inc., filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On April 14, 2003, WorldCom, Inc. announced that it had changed its brand name to MCI. On the effective date of WorldCom, Inc.’s reorganization, its corporate name is expected to be changed to MCI, Inc. As of December 31, 2003, WorldCom, Inc. and its affiliates accounted for $73.5 million, or 2.1%, of our backlog. Revenue generated from WorldCom, Inc. and its affiliates as direct customers was $10.7 million, or 1.1%, for the year ended December 31, 2002 and $43.2 million, or 4.5%, for the year ended December 31, 2003. Based on information provided by Lockheed Martin Corporation, WorldCom, Inc. accounted for approximately $47.8 million of COMSAT’s revenue from the sale of our capacity for the period from January 1, 2002 to the date of closing of the COMSAT transaction. On a pro forma basis, WorldCom, Inc. and its affiliates would have accounted for approximately 6% of our revenue for the year ended December 31, 2002 had the COMSAT transaction occurred as of January 1, 2002. Although the bankruptcy court in October 2003 approved WorldCom, Inc.’s plan of reorganization, we cannot predict the effect that WorldCom, Inc.’s bankruptcy proceedings will have on future revenue. The loss of WorldCom, Inc. as a customer would further reduce our revenue, would reduce our backlog and could materially adversely affect our business. At December 31, 2003, we had receivables of $13.0 million due from WorldCom, Inc. and its affiliates, of which $6.7 million was reserved for in our allowance for doubtful accounts and $8.4 million related to pre-petition receivables.

     Verestar, Inc. Reorganization

      On December 22, 2003, Verestar, Inc., one of our largest customers, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As of December 31, 2003, Verestar, Inc. and its affiliates accounted for $53.9 million, or 1.5%, of our backlog. Revenue generated from Verestar, Inc. and its affiliates was $24.9 million, or 2.6%, for the year ended December 31, 2003. As of December 31, 2003, we had receivables of $7.9 million due from Verestar, Inc. and its affiliates. We believe we have adequate reserves to cover our exposure. We cannot predict the effect that Verestar, Inc.’s bankruptcy proceedings will have on future revenue. The loss of Verestar, Inc. as a customer would reduce our revenue and backlog and could adversely affect our business.

     Investment in Galaxy

      In February 2003, we entered into an agreement to acquire an indirect 51% stake in Galaxy for approximately U.S.$69.5 million in cash and in-kind contributions. Galaxy is licensed to provide pay television and teleport services in Hong Kong and launched a pay television service in February 2004. TVB Holdings indirectly holds the remaining 49% interest in Galaxy.

      Under the terms of the agreement, our cash contribution is payable in installments in 2003, 2004 and 2005. Our required cash contribution for 2003 was HK$173.9 million, or approximately U.S.$22.3 million. Our required cash contribution for 2004 was HK$158.3 million, or approximately U.S.$20.4 million, and our required cash contribution for 2005 will be HK$81.1 million, or approximately US$10.4 million. Under certain conditions, we and TVB Holdings could be required to make additional cash contributions to Galaxy up to an aggregate of HK$170.1 million, or approximately U.S.$21.8 million. The amount of any such additional cash contributions that we and TVB Holdings each would be required to make would be based on our and TVB Holdings’ ownership interests in Galaxy at the time of the contributions. Our agreement relating to Galaxy is discussed further in Note 9 to our audited consolidated financial statements included elsewhere in this annual report.

     Agreement to Purchase the North American Satellite Assets of Loral

      On July 15, 2003, Intelsat, Ltd. and Intelsat Bermuda entered into an asset purchase agreement with Loral Space & Communications Corporation and certain of its affiliates to acquire specified satellites and related assets. Under the terms of the asset purchase agreement, as amended, the base purchase price of the assets to be acquired is $1.025 billion, subject to adjustment. The assets to be acquired include four in-orbit satellites, one satellite under construction, the rights to orbital locations and various assets relating to the satellites and the business that the Sellers conduct on the satellites, including customer contracts. In addition, we have agreed to assume specified contractual commitments of the Sellers relating to the assets to be acquired.

      Under the terms of the asset purchase agreement, we had agreed to acquire the Telstar 4 satellite, which was declared a total loss in September 2003 due to a significant anomaly. In October 2003, we and the Sellers amended the asset purchase agreement to provide that we will not acquire ownership of Telstar 4. The Sellers have announced that Telstar 4 was insured for $141.0 million, and we understand that the Sellers have filed an insurance claim for that amount. The purchase price for the assets to be acquired from the Sellers will be reduced by the amount of any insurance proceeds that they receive prior to the completion of the proposed Loral transaction, and we will be entitled to any insurance proceeds received after completion of the transaction, in each case net of warranty payments to customers made by the Sellers. To the extent the insurance proceeds in respect of Telstar 4 are less than $141.0 million, not taking into account warranty payments, we will receive a credit in the amount of such shortfall for payments we are required to make under the new procurement agreement with SS/ L. We understand that the Sellers currently expect the warranty payments owed to customers to be approximately $1.2 million. These warranty payments may increase should customers that previously leased capacity on the Telstar 4 satellite exercise termination rights.

      The Sellers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and, prior to the Sellers’ emergence from bankruptcy protection, their assets may only be sold in accordance with the U.S. Bankruptcy Code. The sale to us of the assets subject to the asset purchase agreement was approved by the bankruptcy court on October 24, 2003. See Item 4.B — “Business Overview — Agreement to Purchase the North American Satellite Assets of Loral” for further information about the proposed transaction.

     Subsequent Event

          2004 Share Incentive Plan

      Subject to the approval of our shareholders, in January 2004, our board of directors approved a 2004 share incentive plan and the reservation of ordinary shares for issuance under the plan. We intend to hold a special general meeting of our shareholders in the first half of 2004 in order to obtain approval of the 2004 share incentive plan, the reservation of shares for issuance under the plan and the issuance of shares under the plan. See Item 6.E — “Share Ownership — 2004 Share Incentive Plan.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

      Set forth below is information concerning our current executive officers and directors:

Name	Age	Position	Class

Conny Kullman	53	Chief Executive Officer, Intelsat, Ltd.; Director	1
Joseph Corbett	44	Executive Vice President and Chief Financial Officer, Intelsat, Ltd.
Ramu Potarazu	42	Chief Operating Officer, Intelsat, Ltd.; President, Intelsat (Bermuda), Ltd.; Managing Director, Intelsat Global Sales & Marketing Ltd.
Kevin Mulloy	45	President, Intelsat Global Service Corporation
David Meltzer	43	General Counsel and Senior Vice President for Regulatory Affairs, Intelsat Global Service Corporation
Tony Trujillo, Jr.	46	Senior Vice President and Chief Administrative Officer, Intelsat Global Service Corporation
Noah Asher	42	Vice President, Finance, Intelsat Global Service Corporation
G. Randall Bonney, Jr.	49	Treasurer, Intelsat Global Service Corporation
John Sponyoe	65	Director and Chairman	3
Carlos Adamo	60	Director	3
Fabiola Arredondo	37	Director	3
William Boardman	62	Director	3
Brian Dailey	52	Director	3
Didier Delepine	56	Director	2
Herbert Fiuza	68	Director	1
Hans Fjøsne	64	Director	1
Gary Howard	53	Director	1
Boon Hwee Koh	53	Director	2
Cheikh-Tidiane Mbaye	47	Director	2
Ken Miller	61	Director	2
Paul Pizzani	44	Director	3
Philippe-Olivier Rousseau	47	Director	1
Robin Turner	61	Director	2
Christopher Vonwiller	61	Director	1

      A brief biography of each of our current executive officers and directors follows:

      Mr. Kullman has been Chief Executive Officer and a director of Intelsat, Ltd. since July 2001, and was Chief Executive Officer of the IGO from October 1998 to July 2001. He has been a director of Galaxy Satellite Broadcasting Limited and Galaxy Satellite TV Holdings Limited since February 2003 and a director of U.S. Friends of Chalmers University of Technology, Inc. since April 2002. Mr. Kullman previously served as Vice President of Operations and Engineering of the IGO from December 1997 to October 1998, Vice President of Operations of the IGO from April 1996 to December 1997, Vice President and Chief Information Officer of the IGO from September 1994 to April 1996, Director of Operations Plans/ Sales Operation of the IGO from July 1992 to September 1994, Director of Systems Operation of the IGO from August 1990 to July 1992 and a systems engineer for the IGO from August 1983 to August 1990. Mr. Kullman’s business address is North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

      Mr. Corbett has been Executive Vice President and Chief Financial Officer of Intelsat, Ltd. since September 2001 but will resign from this position within the next two months. After his resignation, it is anticipated that he will serve as senior advisor to Intelsat, Ltd. for an interim period. Mr. Corbett previously served as Chief Financial Officer of Intelsat, Ltd. from July 2001 to September 2001 and Vice President of Finance and Chief Financial Officer of the IGO from March 1999 to July 2001. He served as Acting Vice President of Finance of the IGO from October 1998 to March 1999 and as Controller of the IGO from March 1995 to October 1998. Prior to that time, he served in senior manager positions at NVR, Inc. and KPMG Peat Marwick. Mr. Corbett is currently a director of WildBlue. Mr. Corbett’s business address is North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

      Mr. Potarazu has been Chief Operating Officer of Intelsat, Ltd., President of Intelsat (Bermuda), Ltd. and Managing Director of Intelsat Global Sales & Marketing Ltd. since March 2003. He previously served as President and Chief Operating Officer of Intelsat Global Service Corporation from July 2001 to March 2003; Vice President, Global Operations and Chief Technical Officer of the IGO from November 2000 to July 2001; Vice President, Commercial Restructuring of the IGO from December 1999 to November 2000; Vice President, Operations and Chief Information Officer of the IGO from December 1998 to December 1999; Director of Information Systems of the IGO from April 1996 to December 1998; and Manager of Business Systems of the IGO from July 1995 to April 1996 and was a satellite software engineer for the IGO from May 1990 to July 1995. Prior to that time, Mr. Potarazu served in a senior technical consultant role with Contel Business Networks, Inc. Mr. Potarazu is currently a director of WildBlue. Mr. Potarazu’s business address is North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

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

      Mr. Trujillo has been Senior Vice President and Chief Administrative Officer of Intelsat Global Service Corporation since March 2003. He previously served as Senior Vice President, Corporate Services of Intelsat Global Service Corporation from September 2001 to March 2003; Acting Vice President, Corporate Services of Intelsat Global Service Corporation from June 2001 to September 2001; Senior Director of the Corporate Communications and Government Affairs Department of the IGO from December 2000 to June 2001; and Director of Corporate Communications of the IGO from June 1997 to December 2000. Mr. Trujillo’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

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

      Mr. Sponyoe served as a consultant to Lockheed Martin Corporation from February 2002 to February 2004, as Chief Executive Officer of Lockheed Martin Global Telecommunications from August 1998 to February 2002, and as President of Lockheed Martin Electronics Platform Integration Group from April 1997 to July 1998. Mr. Sponyoe’s business address is c/o Intelsat, Ltd., North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

      Mr. Adamo has been Partner, Proyecto Carlos Pellegrini S.A. since February 1999, and Partner, Merchant Bankers Asociados S.A. since May 2002. He was Executive Director of Argencard S.A. from April 1996 to December 1999. He is a director of Merchant Bankers Asociados S.A., America Latina Logística S.A. and Proyecto Carlos Pellegrini S.A. He is the President of the Universidad de San Andrés, Argentina. Mr. Adamo’s business address is Carlos Pellegrini, 1427, 3rd Floor, 1011 Buenos Aires, Argentina.

      Ms. Arredondo has been the Managing Partner of FRA Holdings llc since November 2001 and was previously the Managing Director of Yahoo! Europe from 1997 to 2001 and an Executive Board member of BBC Worldwide from 1995 to 1997. She is a director of the BOC Group plc and Bankinter SA, and is a Board Trustee of the World Wildlife Fund U.K. Ms. Arredondo’s business address is FRA Holdings llc, 6 Robert S Drive, Menlo Park, California 94025, United States.

      Mr. Boardman was Vice Chairman and Director of Bank One, and Chairman and Chief Executive Officer of First USA, Inc., from October 1999 to March 2001. From November 1984 until October 1999 he held various officer positions within Bank One. Mr. Boardman is Chairman of the Board and is currently serving as interim President and Chief Executive Officer of Visa International. He is also a director and former Chairman of Visa USA, a director of Checkfree Holdings Corporation and a director of Ohio Casualty Group. Mr. Boardman’s business address is c/o Intelsat, Ltd., North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

      Mr. Delepine has been a member of the Board of Advisors of ADVENTIS Corporation since March 2003 and expects to become a director of Eircom Ltd. in 2004. He was President and Chief Executive Officer and Chairman of the Management Board of Equant N.V. from January 1998 to July 2003, and was President and Chief Executive Officer of Equant Network Services from 1995 through 1997. Mr. Delepine’s business address is c/o Intelsat, Ltd., North Tower, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

      Dr. Dailey has been Senior Vice President of Washington Operations for Lockheed Martin Corporation since August 1999, and was Vice President and Chief Operating Officer for Lockheed Martin Global Telecommunications from August 1998 to August 1999, Vice President of Strategic Development for Lockheed Martin Corporation from May 1997 to August 1998, and Vice President of Business Development for Lockheed Martin Space and Strategic Missiles from April 1994 to May 1997. Dr. Dailey is currently a director of International Launch Services and Lockheed-Khrunichev-Energia International, Inc. Dr. Dailey’s business address is Lockheed Martin Corporation, 1725 Jefferson Davis Highway, Crystal Square 2, Suite 300, Arlington, Virginia 22202, United States.

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

      Dr. Fjøsne has been Chief Technical Officer of Telenor Broadcast, formerly Telenor Plus, since January 2002 and of Telenor Broadband Services A.S. from January 2000 to December 2001. He is also a director of Telenor Satellite Broadcasting. He was Director of Strategy and Technology for Telenor Satellite Services A.S. from September 1996 to December 1999 and Director for Satellite Broadcasting for Telenor Satellite Services A.S. from July 1993 to September 1996. Dr. Fjøsne’s business address is Telenor Broadcast, Snaroyveien 30, No-1331, Fornebu, Norway.

      Mr. Howard has served as a director of Liberty Media Corporation since July 1998. Mr. Howard served as Executive Vice President and Chief Operating Officer of Liberty Media Corporation from July 1998 until his retirement from those positions in January 2004. Mr. Howard served as Chief Executive Officer of Liberty Satellite & Technology, Inc. from December 1996 until April 2000. Mr. Howard also served as Executive Vice President of Tele-Communications, Inc. (TCI) from December 1997 to March 1999; as Chief Executive Officer, Chairman of the Board and a director of TV Guide, Inc. from June 1997 to March 1999; and as President and Chief Executive Officer of TCI Ventures Group, LLC from December 1997 to March 1999. Mr. Howard is a director of SpectraSite, Inc. and UnitedGlobalCom, Inc. Mr. Howard’s address is 9 Waterside Terrace, Cherry Hill Village, Colorado 80113, United States.

      Mr. Koh is Executive Director of Mediaring Ltd. and Tech Group Asia Ltd. He has served as Chairman of Singapore Airlines since July 2001 and as director since March 2001. Mr. Koh is also a director of BroadVision, Inc., Innovalues Precision Ltd. and Norelco Centreline Holdings Ltd. He was previously Chairman of Singapore Telecommunications Ltd. from 1986 to 2001, Chairman of Omni Industries Ltd. from 1996 to 2001, Chairman of Internet Technology Group Ltd. from 2000 to 2001 and Executive Chairman of the Wuthelam Group of Companies from 1991 to 2000. Mr. Koh’s business address is c/o Wuthelam Holdings Pte Ltd., 1 Kim Seng Promenade, #10-06 Great World City East Tower, Singapore 237994.

      Mr. Mbaye has been Chief Executive Officer of Sonatel S.A., the Senegalese telecommunications operator, since April 1988. Mr. Mbaye is currently a director of Sonatel Multimedia and Chairman of the Board of Sonatel Mobiles and Ikatel, all of which are subsidiaries of Sonatel S.A. He is also a director of Canal Plus Horizon Senegal, a subsidiary of Vivendi Universal, and Mandri Senegal. Mr. Mbaye’s business address is Sonatel, 6, rue Wagane Diouf, BP 69, Dakar, Senegal.

      Mr. Miller served as a consultant to Intelsat, Ltd. from March 2003 to May 2003, and has been Chief Executive Officer of Ken Miller Capital, LLC since November 2002. He was an independent financial advisor from January 2002 to August 2002, and served as Vice Chairman of Credit Suisse First Boston Corporation from 1995 to July 2001 and thereafter as Senior Advisor to Credit Suisse through December 2001. Mr. Miller is a director of CNA Surety, Inc., Global Kids and the United Nations Association. Mr. Miller’s business address is Ken Miller Capital, LLC, c/o The Associated Group, 650 Madison Avenue, New York, New York 10022, United States.

      Mr. Pizzani has been a partner of Pizzani Hamlin Capital, L.L.C., which is an advisor to AIG Capital Partners, an indirect wholly owned subsidiary of American International Group, Inc., since April 1999. Prior to forming Pizzani Hamlin Capital, L.L.C., from November 1997 to March 1999, Mr. Pizzani was a Managing Director of Wasserstein Perella Emerging Markets, where he specialized in private equity investments and debt transactions. Prior to joining Wasserstein Perella, Mr. Pizzani served as Treasurer of COMSAT Corporation, an international communications company. Mr. Pizzani is a director of Primus Telecommunications Group, Incorporated and Sportsvision, Inc. Mr. Pizzani’s business address is Pizzani Hamlin Capital, L.L.C., 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902-3546, United States.

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

     Change in CFO Position

      Mr. William Atkins will be assuming the position of chief financial officer of Intelsat, Ltd. within the next two months. Since March 1, 2004, Mr. Atkins has served as an advisor to Intelsat, Ltd.

B. Compensation

     Executive Officer and Director Compensation

      The aggregate amount of compensation paid by us to our executive officers in 2003 was approximately $3.1 million, excluding compensation paid in the form of share options. This amount includes compensation paid by us to two individuals who are no longer our executive officers. This amount also includes compensation paid to executive officers as part of the incentive bonus program. Under our bonus program, a bonus pool is created each year based on results achieved relative to corporate performance targets, with bonuses paid to individuals from the pool based on both individual and corporate performance.

      In 2003, the aggregate amount of compensation paid by us to those individuals who served as our non-management directors during 2003 was approximately $1.4 million, excluding compensation paid in the form of share options. Compensation for our directors, including members of the Compensation Committee, is determined by the Compensation Committee of our board of directors.

      In addition to the compensation paid by us to our directors and executive officers as described above, the individuals who served as our executive officers and directors during 2003 were granted in the aggregate options to purchase 221,770 of our ordinary shares in 2003. As of January 15, 2004, options to purchase 729,780 of our ordinary shares were held by individuals serving as our executive officers and directors as of that date. These options granted to directors and executive officers in 2003 are exercisable at a price of $14.90 per ordinary share and will expire in 2013. The options held by our directors and executive officers that were granted in 2002 are exercisable at a price of $16.17 per ordinary share and will expire in 2012. The options held by our directors and executive officers that were granted prior to 2002 are exercisable at a price of $19.05 per ordinary share and will expire in 2011. In addition, in February 2004, pursuant to our 2004 share incentive plan, the Compensation Committee of our board of directors authorized the issuance of options to acquire 1,457,398 of our ordinary shares to our executive officers and authorized the issuance of 586,305 restricted shares to our executive officers and other employees. The Compensation Committee also authorized the issuance of 100,000 restricted share units to our non-employee directors. The exercise price of the options authorized to be granted in February 2004 will equal the initial public offering price of our ordinary shares and will expire ten years from their grant date. These options to acquire ordinary shares, restricted shares and restricted share units and our share incentive plans are described further below under Item 6.E — “Share Ownership.”

     Pension Benefits

      We and our subsidiary, Intelsat Global Service Corporation, maintain a tax-qualified defined benefit pension plan called the Intelsat Staff Retirement Plan, which we refer to as the Pension Plan. In addition, we and our subsidiary maintain a non-qualified pension plan called the Intelsat Restoration Plan, which we refer to as the Restoration Plan. Prior to July 18, 2001, the Pension Plan and the Restoration Plan were maintained by the IGO, which transferred the plans to us as part of the privatization. At this time, the only individuals covered by the Pension Plan and the Restoration Plan are:

•	employees of Intelsat, Ltd., Intelsat USA Sales Corp., Intelsat Global Service Corporation and Intelsat Government Solutions Corporation based in the United States or on assignment outside of the United States who were hired before July 19, 2001, as well as an employee of our Intelsat Bermuda subsidiary who was formerly an employee of Intelsat Global Service Corporation hired by that company before July 19, 2001; and

•	those individuals whom we hired from COMSAT World Systems and COMSAT Digital Teleport, Inc. in connection with our November 2002 acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc.

See Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions — COMSAT Asset Purchase Agreement” for a description of this acquisition.

      The estimated aggregate amount accrued by us in 2003 to provide for annual pension benefits under the Pension Plan and the Restoration Plan for our current executive officers, excluding an individual who was not an executive officer as of the date the actuarial valuation, was $155,488.

          Pension Plan

      The Pension Plan is a tax-qualified, defined benefit pension plan for eligible individuals. In general, benefits under the Pension Plan are based on a participant’s years of service and base salary, with differing benefit formulas and vesting schedules that vary depending upon a participant’s date of hire. Benefits payable under the Pension Plan may also be adjusted to reflect amounts transferred from our Supplemental Retirement Income Plan described below and for other adjustments, including after-tax employee contributions and cost-of-living adjustments.

      All employees who were participants in the Pension Plan as of July 18, 2001 automatically became participants in the Pension Plan as of July 19, 2001. All other eligible employees became participants in the Pension Plan on the first day of the calendar month coinciding with or following their completion of one year of service, provided they were hired before July 19, 2001 or were hired in connection with our November 2002 acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc. The normal retirement date for a participant under the Pension Plan is the first date of the calendar month next following the date the participant attains the age of 65, although participants become fully vested in their accrued benefits by the age of 60. However, a participant may receive a reduced benefit upon his early retirement if he has completed at least three years of service and has attained the age of 55.

      The Pension Plan is funded through contributions made to a trust fund held by SEI Private Trust Company.

          Restoration Plan

      Additional pension benefits are provided to eligible participants under the Restoration Plan. The Restoration Plan is a non-qualified plan that provides supplemental benefits to individuals whose benefits under the Pension Plan are limited by the provisions of Section 415 and/or Section 401(a)(17) of the Internal Revenue Code. The benefit payable to a participant under the Restoration Plan is equal to the difference between:

•	the amount of benefit that would have been payable to the participant under the Pension Plan had the applicable Internal Revenue Code limitations not applied; and

•	the benefit actually paid under the Pension Plan.

      In addition, individuals who had retired from the IGO prior to July 19, 2001 and who receive benefits from the Restoration Plan because they are affected by one or both of these limitations will receive an additional “gross-up” payment, which is intended to cover the retiree’s share of Medicare and Social Security taxes due on Restoration Plan benefits, plus any income and employment taxes due on such “gross-up” payment.

      Although the Restoration Plan is an unfunded plan, assets have been set aside in a “rabbi trust” fund held by UBS Trust Company. It is intended that benefits due under the Restoration Plan will be paid from this rabbi trust or from the general assets of the Intelsat entity that employs the participants in the Restoration Plan.

          Other Postretirement Benefits

      We provide health benefits for employees hired prior to January 1, 2004 who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. A governing body of the IGO adopted a resolution prior to privatization stating that the retirees eligible for these benefits as of the date of privatization, as well as an additional number of named employees, would continue to receive the level of health benefits provided as of January 1, 2001. We provide these benefits under a plan that is unfunded. Benefits are paid as they become due.

     Defined Contribution Plans

      We and our subsidiary, Intelsat Global Service Corporation, maintain two tax-qualified, defined contribution plans that provide benefits generally to employees based in the United States or on assignment outside of the United States. They are the Intelsat Supplemental Retirement Income Plan, referred to as the Supplemental Retirement Income Plan, and the Intelsat Retirement Savings Plan, referred to as the Retirement Savings Plan. Our Intelsat Bermuda subsidiary maintains one defined contribution plan for most of our employees based in Bermuda. It is called the Golden Accumulator Retirement Plan. Our Intelsat Global Sales subsidiary maintains one defined contribution plan for our employees based in the United Kingdom. It is called the Intelsat Global Sales & Marketing Ltd. Stakeholder Pension Plan, referred to as the Stakeholder Pension Plan.

      The estimated aggregate amount contributed by us in 2003 under our defined contribution plans for our current executive officers was $53,050.

          Supplemental Retirement Income Plan

      The Supplemental Retirement Income Plan provides benefits only to:

•	employees of Intelsat, Ltd., Intelsat USA Sales Corp., Intelsat Global Service Corporation and Intelsat Government Solutions Corporation based in the United States or on assignment outside of the United States who were hired before July 19, 2001, as well as an employee of our Intelsat Bermuda subsidiary who was formerly an employee of Intelsat Global Service Corporation hired by that company before July 19, 2001; and

•	those individuals whom we hired from COMSAT World Systems and COMSAT Digital Teleport, Inc. in connection with our November 2002 acquisition of most of the assets of COMSAT World Systems and COMSAT Digital Teleport, Inc.

      A participant can elect to defer, on a before- or after-tax basis, up to 16% of his base salary. We, or one of our subsidiaries in the case of employees of that subsidiary, will match 50% of a participant’s deferrals, up to 3% of his base pay, regardless of whether those deferrals were made before or after tax. These matching contributions become vested after the employee completes one year of service. We also have the right to make additional, discretionary contributions. All funds under the Supplemental Retirement Income Plan are held in trust by T. Rowe Price Trust Company.

          Retirement Savings Plan

      The Retirement Savings Plan provides benefits to employees and officers of Intelsat USA Sales Corp., Intelsat Global Service Corporation and Intelsat Government Solutions Corporation based in the United States or on assignment outside of the United States who have been hired on or after July 19, 2001. A participant can elect to defer, on a before-or after-tax basis, up to 15% of his base salary. We, or one of our subsidiaries in the case of employees of that subsidiary, will match 100% of a participant’s deferrals, up to 5% of the participant’s base salary, regardless of whether those deferrals were made before or after tax. These matching contributions are fully vested. In addition, we, or one of our subsidiaries in the case of employees of that subsidiary, will make an additional contribution each year equal to 4% of base pay for each participant who is employed on the last day of the year. These additional company contributions vest gradually over a three-year period. Our Intelsat USA Sales Corp., Intelsat Global Service Corporation and Intelsat Government Solutions Corporation subsidiaries have employees who are participants in this plan. All funds under the Retirement Savings Plan are held in trust by T. Rowe Price Trust Company.

          Golden Accumulator Retirement Plan

      The Golden Accumulator Retirement Plan provides benefits to individuals employed by our Intelsat Bermuda subsidiary. Intelsat Bermuda contributes 10% of each covered employee’s salary, and employees are 100% vested in the employer’s contribution after two years of membership in the plan. The plan’s funds are invested by the plan administrator, BF&M Life Insurance Company Limited.

          Stakeholder Pension Plan

      The Stakeholder Pension Plan provides benefits to individuals employed by our Intelsat Global Sales subsidiary who have completed at least three months’ service and who elect to participate. The plan is a collection of individual policies, and each employee has his own pension policy within the plan, which he may be able to transfer to a job with a different employer. A participant may defer a percentage of gross earnings, which varies depending upon the participant’s age, up to the earnings cap established by law. Intelsat Global Sales makes a core contribution of 6% of each participating employee’s salary and matches the employee’s contributions, if any, up to 3% of his salary. All employer contributions vest immediately and are invested by the plan administrator, Norwich Union Life and Pensions Limited.

          Non-Qualified Deferred Compensation Plan

      Supplemental benefits were formerly provided to certain designated executives under a non-qualified deferred compensation plan called the Intelsat Supplemental Executive Retirement Plan, which was redesignated through amendment as the Intelsat Deferred Compensation Plan. This plan provided supplemental benefits based on the average compensation received over a specified period and the number of years of service by such participant. Participants in the Deferred Compensation Plan ceased accruing benefits under this plan as of July 19, 2001. Although the Deferred Compensation Plan is unfunded, assets have been set aside in a rabbi trust fund held by UBS Trust Company. It is intended that the benefits due under the Deferred Compensation Plan will be paid from this rabbi trust or from the general assets of the Intelsat entity that employs the participants in this plan.

C. Board Practices

      Our board of directors currently consists of 17 directors. Except for Mr. Pizzani, who was appointed as a director in December 2003 by our board of directors in order to fill a vacancy on the board, each of our current directors was elected by our shareholders at the annual general meeting of our shareholders held on June 4, 2003. Our bye-laws provide that at least a majority of our directors must be independent directors. We currently have 12 independent directors serving on our board of directors.

      We have a classified board of directors consisting of three classes:

•	one class to hold office for a term expiring at the 2004 annual general meeting of shareholders (Class 1), and

•	a second class to hold office for a term expiring at the 2005 annual general meeting of shareholders (Class 2), and

•	a third class to hold office for a term expiring at the 2006 annual general meeting of shareholders (Class 3), and in each case, until their successors have been elected and qualified.

      At each annual general meeting of shareholders, the successors to the class of directors whose terms expire at that meeting will be elected for a three-year term and until their successors have been elected and qualified. The persons nominated to stand for election as directors shall be nominated by the nominating committee of the board of directors. Shareholders also have the right to nominate candidates to stand for election as long as advance notice of the nomination is delivered to the secretary of Intelsat, Ltd. in accordance with our bye-laws.

Our bye-laws provide that this advance notice must be delivered not less than 14 days, or after the date of our initial public equity offering, not less than 60 days nor more than 90 days prior to the date of our annual general meeting or not more than 7 days after notice of a special general meeting has been given by us. A director may be removed only for cause by a majority of the directors then in office at a meeting of the directors duly called and held, as long as advance notice of any such meeting is given to the director being removed in accordance with our bye-laws. Our board of directors may fill any vacancy occurring as a result of the death, disability, disqualification, removal or resignation of any director in accordance with our bye-laws.

      Except as described in this paragraph, none of our directors has a contract with us or any of our subsidiaries providing for benefits upon termination of employment. Mr. Kullman, who is also our Chief Executive Officer, has an agreement with us which provides that if he is directly or indirectly involuntarily terminated as Chief Executive Officer, including as a result of a change in control, as defined in the share option plan described below, he will receive a lump sum payment equivalent to the greater of six months’ base salary or one month’s base salary for every year of service up to a maximum of eight months. Accordingly, this lump sum payment would range from a minimum of $275,000 to a maximum of $366,667. The agreement also provides that he would receive executive outplacement assistance and continuation of health benefits throughout the severance pay period, unless comparable benefits become available from another employer, at which point these benefits would end. The agreement provides that an indirect involuntary termination will be deemed to have occurred if Mr. Kullman’s base salary is reduced without his consent, unless a class of other similarly situated executives are likewise affected due to our financial or operating performance, or if his job responsibilities are substantially reduced without his consent. An indirect involuntary termination will also be deemed to have occurred if, without his consent, Mr. Kullman’s resident office is relocated more than 50 miles away from its current location. Notwithstanding the above, if Mr. Kullman’s employment is involuntarily terminated for reasons of willful misconduct or gross negligence, the agreement provides that he will have no right to receive any compensation, benefits or severance pay, other than as required by law or by the terms of a pension or benefit plan. However, under these circumstances, Mr. Kullman would still be entitled to amounts accrued or earned prior to his termination, including earned but unpaid salary, accrued vacation and unreimbursed expenses. In addition, Mr. Kullman’s share option award agreement with us provides that, upon our termination of his employment without cause, as defined in the share option award agreement, or upon his voluntary termination of employment for good reason, also as defined in the share option award agreement, 100% of his unvested options will immediately vest and the full exercise period for these options will remain in effect. With respect to our directors other than Mr. Kullman, each share option award agreement provides that upon our termination of an individual’s directorship for reasons other than death, disability or retirement, the director may exercise any vested options for a period of one month from the date of termination.

      Our board of directors has an Audit Committee, each member of which is required to be independent. Pursuant to its charter and the authority delegated to it by the board of directors, the Audit Committee has sole authority for the engagement, compensation and oversight of our independent auditors, subject to the approval of our shareholders as required under Bermuda law. In addition, the Audit Committee reviews the results and scope of the audit and other services provided by our independent auditors, and also reviews our accounting and control procedures and policies. Currently, the Audit Committee consists of Messrs. Adamo, Delepine, Pizzani and Vonwiller. Our board of directors has designated Mr. Pizzani as an audit committee financial expert. The Audit Committee meets at least eight times per year.

      Our board of directors has a Compensation Committee, at least a majority of the members of which are required to be independent directors and the composition of which is required to comply with applicable law and listing exchange rules. Pursuant to its charter and the authority delegated to it by the board of directors, the Compensation Committee oversees the compensation and benefit policies of our management and our employees, including incentive plans and share option plans, and oversees our management succession plan. In addition, the Compensation Committee approves goals and objectives relevant to our chief executive officer’s compensation, evaluates this officer’s performance relative to these goals and objectives and approves the chief executive officer’s compensation based on this evaluation. Currently, the Compensation Committee consists of Messrs. Boardman, Fiuza, Fjøsne and Rousseau.

      Our board of directors has a Strategic Affairs and Finance Committee, which consists of Messrs. Sponyoe, Dailey, Miller and Howard and Ms. Arredondo. Our chief executive officer serves as an ex officio member of this committee. Pursuant to its charter and the authority delegated to it by the board of directors, the Strategic Affairs and Finance Committee has responsibility for reviewing and recommending our long-term strategy to the board of directors, including reviewing and making recommendations with respect to strategic acquisitions and joint ventures. The Strategic Affairs and Finance Committee also has responsibility for reviewing and making recommendations to the board of directors regarding proposed changes to our capital structure, including the incurrence of long-term debt and the issuance of equity securities.

      Our board of directors also has a Nominating Committee, which consists of Messrs. Koh, Mbaye and Turner. A majority of the members of the Nominating Committee are required to be independent directors, and the committee’s composition is required to comply with applicable law and listing exchange rules.

      Our board of directors may from time to time establish other committees to facilitate our management.

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

D. Employees

      As of December 31, 2003, we and our subsidiaries had a total of 934 employees. These employees consisted of:

•	252 employees in sales and marketing;

•	488 employees in engineering and operations; and

•	194 employees in finance, strategy and business development, and other administrative functions.

      As of December 31, 2003, approximately 849 of our employees were located in the United States, 27 were located in London, England and 9 were located in Bermuda. The remainder of our employees were in various other locations around the world.

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

      We believe that our relations with employees are good. None of our employees is represented by a union or covered by a collective bargaining agreement.

E. Share Ownership

      None of our directors or executive officers has any share ownership other than the share options granted to him. One of our directors, Paul Pizzani, is a partner in Pizzani Hamlin Capital, L.L.C. Pizzani Hamlin Capital, L.L.C. is an advisor to AIG Global Sports and Entertainment Fund, L.P., a private equity fund that indirectly holds less than 1% of our ordinary shares. Mr. Pizzani disclaims beneficial ownership of these shares. A member of the household of one of our executive officers, Tony Trujillo, Jr., currently serves as the manager of FHF Holding, L.L.C., which holds less than 1% of our ordinary shares, and as the trustee of a trust that holds membership interests in FHF Holding, L.L.C. Mr. Trujillo, Jr. disclaims beneficial ownership of these shares.

      We have established two share incentive plans for our management and employees, referred to as the 2001 share option plan and the 2004 share incentive plan.

     2001 Share Option Plan

      We established the 2001 share option plan after our privatization in 2001. The issuance of our ordinary shares under our 2001 share option plan was approved by our shareholders at a special general meeting of our shareholders held on July 19, 2001. The 2001 share option plan enables us to make awards of share options to our directors and our and our subsidiaries’ eligible employees, independent contractors, advisors and consultants. Subject to adjustment for share splits and similar events, we may grant options to purchase a maximum of 3,333,333 of our ordinary shares under the 2001 share option plan.

      Pursuant to our 2001 share option plan, options for our ordinary shares have been granted to our directors and to our executive officers and other employees. As of January 15, 2004, options to acquire 3,199,104 of our ordinary shares were outstanding in total. All of the options granted in 2003 are exercisable at a price of $14.90 per ordinary share and will expire in 2013. All of the options granted in 2002 are exercisable at a price of $16.17 per ordinary share and will expire in 2012. All options granted prior to 2002 are exercisable at a price of $19.05 per ordinary share and will expire in 2011.

      Those individuals serving as our directors and executive officers as of January 15, 2004 held options to purchase an aggregate of 729,780 of our ordinary shares as of that date. None of our directors or executive officers has been granted options to purchase 1% or more of our ordinary shares.

      In general, options that have already been granted to our directors were fully vested on the date of grant. The options that have been granted to our executive officers and other participants to date pursuant to the 2001 share option plan will vest in equal one-third installments on each of the first, second and third anniversaries of the date of grant, with 100% vesting upon the occurrence of a change in control of Intelsat, Ltd. In general, with respect to the options granted to date, once vested, the options may be exercised only after the earlier of the first anniversary of our initial public equity offering and the third anniversary of the date of grant. The specific vesting and exercise provisions applicable to an award are set forth in the participant’s award agreement.

      The effect that a termination of employment will have on a holder’s awards is set forth in his or her award agreement. We expect that most terminations of employment will result in the forfeiture of unvested options and in shortened exercise periods for vested options. However, we expect that certain terminations of employment, such as the involuntary or constructive termination of a holder who is an executive officer or the termination of a holder due to the holder’s death, disability or retirement, may result in full vesting of unvested options. However, these options may be subject to reduced exercise periods.

      Our board of directors or its delegate(s) may at any time discontinue granting awards under the 2001 share option plan or amend or terminate the 2001 share option plan as to any further grants of awards. However, none of these actions may, without the approval of our shareholders, increase the maximum number of ordinary shares available under the 2001 share option plan, except in case of adjustments for share splits and similar events, nor may any of these actions materially adversely affect the rights of a holder of any previously granted award without such holder’s consent. We do not intend to grant additional options under our 2001 share option plan after we have obtained shareholder approval of our 2004 share incentive plan.

     2004 Share Incentive Plan

      In January 2004, our board of directors approved and adopted our 2004 share incentive plan, subject to the approval of our shareholders. We intend to hold a special general meeting of our shareholders to obtain approval of the 2004 share incentive plan in the first half of 2004. The 2004 share incentive plan provides for the granting of share options, restricted shares, restricted share units, share appreciation rights, phantom shares and performance awards, referred to collectively in this annual report as awards, to our and our subsidiaries’ and specified affiliates’ employees, officers and directors. Subject to adjustment for share splits and similar events, under our 2004 share incentive plan, we may grant awards for up to a maximum of 6,720,000 of our ordinary shares. In addition, there will be carried over to the 2004 plan any of the up to 3,333,333 of our ordinary shares that remain available for issuance under our 2001 share option plan, including any ordinary shares covered by options issued under the 2001 plan that expire or are terminated or forfeited without being exercised.

      Our 2004 share incentive plan contains limitations on specified types of awards that may be granted under the plan. No more than 30% of the ordinary shares available for awards under the 2004 plan may be issued in the form of restricted shares, restricted share units or phantom shares, or any combination of these awards. The 2004 plan also contains limits on awards that may be granted to executive officers who are subject to a limitation on the amount of deductible compensation under section 162(m) of the Internal Revenue Code of 1986, as amended.

      In February 2004, the Compensation Committee of our board of directors authorized the issuance to our employees of options to acquire 3,120,449 of our ordinary shares, including options to acquire 1,457,398 of our ordinary shares approved for grant to our executive officers. These awards are subject to both the approval of the 2004 plan by our shareholders and the consummation of our initial public offering of equity securities. The exercise price of these options will equal the initial public offering price of our ordinary shares. These options will expire ten years from their grant date. These options will vest in equal one-third installments on each of the first, second and third anniversaries of the date of grant, with 100% vesting upon the occurrence of a change in control of Intelsat, Ltd. Vested options cannot be exercised until the earlier of the first anniversary of our initial public equity offering and the third anniversary of the grant date. In addition, the Compensation Committee authorized the issuance in February 2004 of 686,305 restricted shares, of which 586,305 shares have been authorized for issuance to our executive officers and other employees. These awards are also subject to the approval of the 2004 plan by our shareholders and the consummation of our initial public offering. The restricted shares granted to our executive officers and other senior employees will vest based upon the achievement of specified performance measures. The restricted shares granted to all other employees will vest on the third anniversary of the grant date, with pro rata accelerated vesting based on retirement within three years. All of the restricted shares will vest upon a change in control of Intelsat, Ltd.

      In February 2004, the Compensation Committee also authorized the issuance to our non-employee directors of restricted share units for a total of 100,000 of our ordinary shares, subject to the approval of the 2004 plan by our shareholders and the consummation of our initial public equity offering. The 2004 share incentive plan provides for annual grants to non-employee directors of restricted share units having a fair market value as of the grant date of $22,500. In addition, the plan provides for a one-time grant to each of our non-employee directors, other than the chairman of the board of directors, of 6,000 restricted share units. The plan also provides for a one-time grant of 10,000 restricted share units to the chairman of the board of directors. In general, these restricted share unit grants will vest on the earlier to occur of the first anniversary of the grant date and the date of a change in control of Intelsat, Ltd. Ordinary shares will be issued with respect to vested restricted share units on the date that the directorship of a grantee terminates.

      The terms and conditions of each award will be set forth in a grant agreement. Each grant agreement will set forth, among other things, the specified vesting and exercise provisions applicable to the award and the effect that a termination of employment will have on the award. We expect that most terminations of employment will result in the forfeiture of unvested awards and in the curtailment of the exercise periods of vested awards.

      Our board of directors or its delegate(s) may at any time discontinue granting awards under the 2004 share incentive plan or amend or terminate the 2004 plan. However, no amendment may become effective without the approval of our shareholders if such approval is required by applicable law, rule or regulation or if the amendment increases the maximum number of ordinary shares available under the 2004 plan, except in case of adjustments for share splits and similar events. Shareholder approval is also required to re-price any share options granted pursuant to the 2004 share incentive plan. In addition, no amendment to the plan or any award pursuant to the plan may be made if it would materially adversely affect the rights of a holder of any previously granted award without such holder’s consent.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

      Our current shareholders consist primarily of former Signatories and Investing Entities in the IGO. These Signatories and Investing Entities include public and private communications companies and national governments from around the world.

      The following table sets forth information regarding the beneficial ownership of our ordinary shares at January 22, 2004 by each person known by us to own beneficially more than 5% of our outstanding ordinary shares.

      Beneficial ownership is determined in accordance with the rules and regulations of the SEC pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any ordinary shares that this person or group has the right to acquire within 60 days after the date of this annual report. Any ordinary shares that a person or group has the right to acquire within 60 days after the date of this annual report are deemed to be outstanding for purposes of computing the percentage of outstanding ordinary shares held by this person or group of persons, but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

      Our principal shareholders do not have different voting rights than our other shareholders.

Name and Address of	Amount and Nature of	Percent of
Beneficial Owner	Beneficial Ownership	Class(1)

Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 United States	40,084,692 shares (2)	24.1%
Tata Sons Limited Bombay House 24 Homi Mody Street Fort, Mumbai 400 001 The Republic of India	9,015,314 shares(3)	5.4%
France Telecom FTLD/DFI 246 rue de Bercy Paris Cedex 12, 75584 France	8,393,676 shares(4)	5.0%

(1)	Calculated on the basis of 166,666,755 ordinary shares issued and outstanding.

(2)	This amount includes 38,101,541 ordinary shares held by COMSAT Corporation; 1,983,149 ordinary shares held by Comsat General Corporation; and 2 ordinary shares held by Comsat International Ventures, a business unit of COMSAT Corporation. Each of these entities is a wholly owned, direct or indirect subsidiary of Lockheed Martin Corporation. Lockheed Martin Corporation disclaims that it is a control person of Intelsat, Ltd.

(3)	Tata Sons Limited is the beneficial owner of the 9,015,314 ordinary shares of Intelsat, Ltd. held of record by Videsh Sanchar Nigam Limited. On February 13, 2002, Tata Sons Limited, through Panatone Finvest Limited, acquired 25% of the outstanding shares of Videsh Sanchar Nigam Limited. On May 9, 2002, Tata Sons Limited, through Panatone Finvest Limited, completed a tender offer pursuant to which it increased its stake in Videsh Sanchar Nigam Limited to 45%. Tata Sons Limited is also the registered owner of an additional 1.3% of the outstanding shares of Videsh Sanchar Nigam Limited. Panatone Finvest Limited has the right to nominate eight of the twelve members of the board of directors of Videsh Sanchar Nigam Limited. Tata Sons Limited disclaims beneficial ownership of the Intelsat, Ltd. ordinary shares held by Videsh Sanchar Nigam Limited, except to the extent of its pecuniary interest in these shares.

(4)	This amount includes 404,209 shares held by the Polish Telecommunication Company (Telekomunikacja Polska); 380,349 ordinary shares held by Societe Nationale des Telecommunications (SONATEL); 316,027 ordinary shares held by Mauritius Telecom Limited; 184,002 ordinary shares held by Cote d’Ivoire Telecom (CI-Telecom); and 59,855 ordinary shares held by GlobeCast UK Ltd. Each of these entities is partially owned by France Telecom.

     Three of our directors are affiliated with our principal shareholders. Mr. Sponyoe, the chairman of our board of directors, was Chief Executive Officer of Lockheed Martin Global Telecommunications, which is a wholly owned subsidiary of Lockheed Martin Corporation, until February 2002, and was a consultant to Lockheed Martin Corporation from February 2002 to February 2004. Dr. Dailey, a member of our board of directors, is Senior Vice President of Washington Operations for Lockheed Martin Corporation. Mr. Mbaye, another member of our board of directors, is Chief Executive Officer of Sonatel S.A., which is affiliated with France Telecom.

      On December 7, 2001, Lockheed Martin Corporation announced its intention to position its equity investment in us for monetization as part of its announced strategy to exit the telecommunications business.

      As of January 22, 2004, approximately 26% of our ordinary shares, or 44,020,004 ordinary shares, were held of record in the United States by approximately 12 holders.

B. Related Party Transactions

      Summarized below are contracts with Lockheed Martin Commercial Launch Services, WildBlue and Galaxy. We believe that, in all cases, these contracts were entered into on an arm’s-length basis and on normal commercial terms.

     Lockheed Launch Services Agreements

      We have entered into an agreement with Lockheed Martin Commercial Launch Services, a wholly owned subsidiary of Lockheed Martin Corporation, pursuant to which Lockheed Martin Commercial Launch Services will provide launch and related services to Intelsat LLC for our IS-10-02 satellite on order. We entered into this contract after engaging in a competitive bidding process. Lockheed Martin Corporation has provided a payment guarantee in connection with this contract. For a general description of our launch contracts, see Item 4.B — “Business Overview — Network — Our Satellites — Planned Satellites.”

     WildBlue Subscription Agreement

      On April 21, 2003, we acquired a minority stake in WildBlue for a purchase price of $58.0 million. For more information about the WildBlue transaction, see Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions — WildBlue Subscription Agreement.”

     Galaxy Note Payable to TVB Holdings

      Galaxy, our consolidated affiliate, has a note payable to TVB Holdings for $14.9 million. See Item 5 — “Operating and Financial Review and Prospects — Investment in Galaxy” for a further description of our interest in Galaxy.

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

      See Item 10.F — “Dividends and Paying Agents” for information relating to our dividend policy and restrictions on our ability to declare dividends.

ITEM 9.	THE OFFER AND LISTING

      Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

      Not applicable.

B. Memorandum and Articles of Association

      The following is a summary of some of the rights of the holders of our shares. These rights are set out in our memorandum of association and bye-laws or are provided under applicable Bermuda law and may differ from those typically provided to shareholders of U.S. corporations under the corporations laws of some states of the United States. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our memorandum of association and bye-laws. For more information, you should read our memorandum of association and bye-laws, copies of which have been incorporated by reference as exhibits to this annual report.

     General

      Intelsat, Ltd. is incorporated as a limited liability company under the Companies Act 1981 of Bermuda, referred to in this annual report as the Companies Act. We are registered with the Registrar of Companies in Bermuda under registration number 27484. Our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The objects of our business are set out in paragraph six of our memorandum of association. These objects include providing telecommunications services of all kinds and carrying on business as a holding company. We also have the power according to our memorandum of association to conduct activities that are incidental to the furtherance of our objects, such as borrowing money and providing financing and financial services to any entity in our group.

      Our bye-laws also specify that we shall provide international public telecommunication services on a commercial basis. Specifically, we will maintain global connectivity and coverage and serve our lifeline connectivity customers, honor our obligations under our LCO contracts and provide non-discriminatory access to our system. Pursuant to our bye-laws, this bye-law provision relating to our public service obligations does not create any right of enforcement by our shareholders.

     Share Capital

      As of December 31, 2003, our authorized share capital consisted of 216,666,666 2/3 ordinary shares, par value $3.00 per share, and 2,500,000 preference shares, par value $3.00 per share. Our authorized preference shares can be issued by our board of directors in accordance with the Member Protection Rights Agreement, which is more fully explained below under “— Member Protection Rights Agreement,” or by resolution of our shareholders. Pursuant to a shareholder resolution and upon the passing of a resolution by our board of directors, our authorized ordinary shares will increase to 250,000,000 ordinary shares, par value $3.00 per share, as of the closing date of our initial public equity offering.

      On July 18, 2001, we issued 500,000,000 ordinary shares, par value $1.00 per share, in connection with our privatization. On June 4, 2002, our shareholders approved a share consolidation that became effective on that date. Pursuant to the share consolidation, every three of our ordinary shares of $1.00 par value each were consolidated into one ordinary share of $3.00 par value and every three of our preference shares of $1.00 par value each were consolidated into one preference share of $3.00 par value. To reflect the share consolidation, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Any holder who would have held a fraction of an ordinary share after the share consolidation was issued an additional fraction of an ordinary share so as to round such holder’s shareholding up to the next whole number. Accordingly, after our share consolidation we had 166,666,755 ordinary shares, par value $3.00 per share, issued and outstanding.

      Pursuant to our bye-laws, and subject to the requirements of any stock exchange on which our ordinary shares are listed and any resolution by our shareholders to the contrary, and without prejudice to the rights of holders of any existing shares or class of shares, our board of directors may issue any of our authorized but unissued ordinary shares on terms and conditions that it determines. Preference shares may be issued by our board of directors pursuant to our Member Protection Rights Agreement under the terms and conditions contemplated by our bye-laws authorizing the issuance of such shares, or by resolution of our shareholders. There are no limitations under Bermuda law on the rights of persons who are non-residents of Bermuda to hold or vote our ordinary shares.

          Ordinary Shares

      We have 176,720,088 ordinary shares of $3.00 par value each issued and outstanding or reserved for issuance. Of this amount, 166,666,755 ordinary shares are issued and outstanding, and up to 10,053,333 are reserved for issuance pursuant to our share incentive plans, as described under Item 6.E — “Share Ownership.”

      As of December 31, 2003, we had 170,000,088 ordinary shares of $3.00 par value each issued and outstanding or reserved for issuance. Of this amount, 166,666,755 ordinary shares were issued and outstanding and up to 3,333,333 were reserved for issuance pursuant to our 2001 share option plan.

      Holders of our ordinary shares are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders. Holders of our ordinary shares have no preemptive, redemption, conversion or sinking fund rights.

          Preference Shares

      We have 2,500,000 preference shares of $3.00 par value each authorized for issuance pursuant to our bye-laws and board of director and shareholder resolutions. No preference shares are currently issued or outstanding. Our preference shares are issuable by our board of directors pursuant to the Member Protection Rights Agreement described below under “— Member Protection Rights Agreement,” or by resolution of our shareholders.

          Dividend Rights

      Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each ordinary share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any issued and outstanding preference shares. There are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in or out of Bermuda or to pay dividends to U.S. residents who are holders of our ordinary shares.

      Any cash dividends payable to holders of our ordinary shares will be paid to Codan Services Limited, which is our transfer agent, for disbursement to those holders.

          Modifications of Shareholder Rights

      Our bye-laws provide that if our share capital is divided into different classes of shares, the rights attached to any class of shares, unless otherwise provided for by the terms of issue of the shares of that class, may be varied by the written consent of holders of three fourths of the issued shares of that class or by a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of that class in accordance with Section 47(7) of the Companies Act. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those existing shares, vary the rights attached to existing shares.

     Transfers of Shares

      A holder of our ordinary shares may transfer shares to another person by completing an instrument of transfer substantially in the form set out in our bye-laws or in such other common form as our board of directors may accept. The form must be signed by the transferor and transferee. However, in the case of fully paid shares, our board of directors may accept a form signed only by the transferor. The transferor will remain the holder of the shares until the transfer has been recorded in our register of shareholders. Our board of directors may refuse to recognize an instrument of transfer unless it is accompanied by the certificate for the shares to which it pertains and by such other evidence the board of directors may reasonably require to evidence the transferor’s right to make the transfer.

     Changes in Capital

      We may from time to time by shareholder resolution passed by a simple majority of the votes cast at a general meeting of shareholders change the currency of our share capital or increase, alter or reduce our share capital in accordance with Sections 45 and 46 of the Companies Act and as provided in our bye-laws.

     Rights Upon Dissolution

      Our bye-laws state that in the event of Intelsat, Ltd.’s dissolution or winding up, the holders of our ordinary shares are entitled to share in our surplus assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares. Our bye-laws state that if we are wound up, the liquidator may, upon the approval of the shareholders, divide all or any part of our assets among our shareholders. The liquidator may, for the purpose of distributing our assets to our shareholders, set the value of our assets and determine how the division of our assets shall be carried out as between our shareholders or any different classes of our shareholders.

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

      Our bye-laws require that shareholders be given at least 30 days’, but not more than 60 days’, notice of an annual general meeting and at least 14 days’, but not more than 60 days’, notice of a special general meeting called by the chairman, the deputy chairman or our board of directors. Our bye-laws permit an annual general meeting to be called on shorter than 30 days’ notice if all of the shareholders entitled to attend and vote at the meeting agree to such shorter notice. Our bye-laws also permit a special general meeting to be called on shorter than 14 days’ notice if a majority of the shareholders entitled to attend and vote at the meeting agree to such shorter notice, provided that these shareholders hold at least 95% of the shares entitled to vote at the meeting.

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

      However, prior to the date of our initial public offering, our bye-laws may only be amended by a supermajority vote and, from and after the date of our initial public equity offering, some provisions of our bye-laws can be amended only by a majority vote of our shareholders at a meeting where a quorum representing a supermajority of our shareholders is present, as described below under “— Amendment of Memorandum of Association and Bye-laws — Supermajority Voting and Quorum Requirements.” In addition, before the date of our initial public equity offering, we may not take any of the following actions or transactions, described generally below, without the approval of shareholders representing at least 60% of our total issued and outstanding voting shares:

•	the creation of any class of shares not already provided for in our bye-laws;

•	any change in our authorized shares as set forth in our bye-laws;

•	the incurrence by us or our subsidiaries of indebtedness for borrowed money which would result in the total indebtedness of us and our subsidiaries exceeding 75% of the total consolidated shareholders equity and long-term debt of us and our subsidiaries;

•	any dissolution, liquidation or winding-up of us, other than any transaction in which our shareholders at the time of the transaction become shareholders on the same proportionate basis in an entity which succeeds to all of our assets distributed in the dissolution, liquidation or winding-up;

•	the commencement of any voluntary bankruptcy or similar insolvency proceeding with respect to us;

•	a transaction, other than an intercompany transaction or the creation of a pledge or other security interest in connection with indebtedness for borrowed money, involving the disposition of our or a subsidiary’s assets or the share capital of a subsidiary, if the value of the assets or shares represents more than 25% of the total consolidated assets of us and our subsidiaries prior to the earlier of the consummation of that transaction or the execution of a definitive agreement with respect to that transaction;

•	an amalgamation, merger or consolidation involving us or any of our subsidiaries, other than an intercompany transaction, if the value of the business or assets acquired or disposed of exceeds $1.0 billion;

•	the acquisition by us or any of our subsidiaries of any class of securities of any person, other than our securities or the securities of any of our subsidiaries or securities issued or guaranteed by the U.S. federal government, if the value of those securities exceeds $1.0 billion;

•	the acquisition by us or any of our subsidiaries of substantially all of the assets of any other person or entity, other than us or any of our subsidiaries, if the value of those assets exceeds $1.0 billion; or

•	the entry by us or any of our subsidiaries into any partnership, joint venture, strategic alliance or profit sharing agreement with any person, other than us or any of our subsidiaries, if that transaction involves the contribution or other transfer by us or a subsidiary of assets with a value in excess of $1.0 billion to any such partnership, venture or similar entity.

      From and after the date of our initial public equity offering, certain actions or transactions involving us must be approved by a majority of the votes cast at a general meeting of our shareholders at which a quorum of at least two persons present in person or by proxy representing not less than two thirds of our total issued and outstanding voting shares is present, if the actions or transactions relate to, in general terms:

•	any dissolution, liquidation or winding-up of us, other than any transaction in which our shareholders at the time of the transaction become shareholders on the same proportionate basis in an entity which succeeds to all of our assets distributed in the dissolution, liquidation or winding-up;

•	the commencement of any voluntary bankruptcy or similar insolvency proceeding with respect to us;

•	a transaction, other than an intercompany transaction or the creation of a pledge or other security interest in connection with indebtedness for borrowed money, involving the disposition of our or a subsidiary’s assets or the share capital of a subsidiary, if the value of the assets or shares represents more than 25% of the total consolidated assets of us and our subsidiaries as reflected on our consolidated financial statements as of the most recent practicable date prior to the earlier of the consummation of that transaction or the execution of a definitive agreement with respect to that transaction, such portion of our assets being referred to as a Material Portion of Consolidated Assets;

•	an amalgamation, merger or consolidation involving us or any of our subsidiaries, other than an intercompany transaction, if the value of the business or assets acquired or disposed of exceeds an amount equal to a Material Portion of Consolidated Assets;

•	the acquisition by us or any of our subsidiaries of any class of securities of any person, other than our securities or the securities of any of our subsidiaries or securities issued or guaranteed by the U.S. federal government, if the value of those securities exceeds an amount equal to a Material Portion of Consolidated Assets;

•	the acquisition by us or any of our subsidiaries of substantially all of the assets of any other person or entity, other than us or any of our subsidiaries, if the value of those assets exceeds an amount equal to a Material Portion of Consolidated Assets; or

•	the entry by us or any of our subsidiaries into any partnership, joint venture, strategic alliance or profit sharing agreement with any person, other than us or any of our subsidiaries, if that transaction involves the contribution or other transfer by us or a subsidiary of assets with a value in excess of an amount equal to a Material Portion of Consolidated Assets to any such partnership, venture or similar entity.

      From and after the date of our initial public equity offering, special approval requirements apply to specified business combinations, as set forth under “— Mergers, Consolidations, Amalgamations and Business Combinations.”

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

      As required by Bermuda law and as provided by our bye-laws, a director who is directly or indirectly interested in a contract or proposed contract or arrangement with us must declare the nature of the interest. Following this declaration, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which that director is interested and may be counted in the quorum at the meeting of directors.

     Mergers, Consolidations, Amalgamations and Business Combinations

      Unless a company’s bye-laws provide otherwise, Bermuda law imposes specified director and shareholder approval requirements in connection with the amalgamation of a Bermuda company with an unaffiliated company. In our case, as described above under “— Meetings of Shareholders,” our bye-laws provide special approval requirements for certain mergers, consolidations or amalgamations of us or any of our subsidiaries with or into any other entity, other than in an intercompany transaction. Under our bye-laws, from and after the date of our initial public equity offering, there are also special approval requirements for specified business combinations involving us and an interested party, as described below. Any other amalgamation involving us will require the approval set forth under the Companies Act, which is the approval of our board of directors and the approval of at least 75% of the votes cast at a meeting at which there must be a quorum of at least two persons holding or representing at least one third of our issued and outstanding voting shares.

      Generally and except as described below, from and after the date of our initial public equity offering, a business combination involving us and an interested party or any of its affiliates requires the approval of at least 75% of the total voting power of all of our issued and outstanding voting shares, voting as a single class, including at least two thirds of the voting shares held by shareholders other than the interested party. The purpose of this requirement is to ensure that in any business combination with an interested party, all shareholders receive a price per share equal to the highest price paid by the interested party for any shares.

      An interested party according to our bye-laws is a person who beneficially owns more than 15% of our total issued and outstanding voting shares, other than us, any of our subsidiaries or any employee benefit plan of us or our subsidiaries. In addition, our bye-laws provide that a person will not be deemed to be an interested party if that person, in general terms:

•	as of July 18, 2001, individually or collectively with its affiliates, beneficially owned or possessed the right to vote or the right to direct the voting of more than 15% of our total issued and outstanding voting shares, such person being referred to as a Grandfathered Member, provided that such Grandfathered Member does not have or acquire beneficial ownership of any further voting shares in addition to what such Grandfathered Member owned as of July 18, 2001, except in specified limited circumstances;

•	is affiliated with a Grandfathered Member or is the successor to a Grandfathered Member; or

•	beneficially owns not more than 20% of our issued and outstanding voting shares that were acquired, directly or indirectly, from a Grandfathered Member, if:

—	that person did not beneficially own any other voting shares at the time of the acquisition and does not thereafter acquire beneficial ownership of any voting shares, except in an issuance made on a pro rata basis to all holders of our ordinary shares, an issuance that is approved by our disinterested directors, as defined in our bye-laws, or an issuance that is pursuant to the Member Protection Rights Agreement; and

—	that person acquired the voting shares in a transaction that received the prior approval of a majority of our disinterested directors.

      A business combination with an interested party will be subject to the supermajority vote requirements described above if it is, in general terms:

•	a merger, consolidation, amalgamation or binding share exchange of us or any of our subsidiaries with an interested party or any of its affiliates;

•	a sale, lease, exchange, charge, mortgage, pledge, transfer or other disposition to or with an interested party or any of its affiliates of our assets or any of our subsidiaries’ assets having a fair market value of $25.0 million or more;

•	the issuance or transfer of our securities or those of any of our subsidiaries to an interested party or any of its affiliates in exchange for consideration of $25.0 million or more, other than issuances upon conversion of convertible securities in the circumstances set forth in our bye-laws;

•	the adoption of a plan or proposal for the liquidation or dissolution of us proposed by or on behalf of an interested party or any of its affiliates; or

•	any other transaction involving us or any of our subsidiaries that has the effect, directly or indirectly, of increasing the proportionate share of our or any of our subsidiaries’ issued and outstanding equity securities or securities convertible into equity securities held by an interested party or any of its affiliates.

      Even if an interested party is involved in a transaction, the special vote requirement for interested party transactions may be avoided, and the transaction may be subject to the other amalgamation, merger or consolidation approval requirements described above, if, in general terms:

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

directors to approve any such transactions, or the transaction satisfies conditions set forth in our bye-laws relating to:

—	the consideration to be received in the transaction;

—	the involvement of the interested party in the transaction and our affairs;

—	the payment by us of dividends; and

—	whether a proxy statement, including a fairness opinion by an investment bank, has been circulated with respect to the transaction.

     Repurchase Rights

      Under Bermuda law, a company may repurchase its issued and outstanding shares out of funds legally available for the repurchase of shares. No repurchase may be effected if there are reasonable grounds for believing that the company is, or after effecting the share repurchase would be, unable to pay its liabilities as they become due or if as a result of the repurchase, the issued share capital of the company would be reduced below the minimum capital specified for the company in its memorandum of association. In general, a repurchase of our securities can be authorized by our board of directors. However, under our bye-laws a repurchase of our securities by us that has the effect, directly or indirectly, of increasing the proportionate share of the issued and outstanding shares of any class of equity securities or securities convertible into equity securities of us or any of our subsidiaries that is directly or indirectly beneficially owned by an interested party or any affiliate of any interested party requires the approval of our board of directors and the affirmative vote of the holders of at least 75% of the total voting power of all the voting shares then issued and outstanding, voting as a single class, which shall include the affirmative vote of at least two-thirds of the total voting power of the voting shares issued and outstanding held by shareholders other than the interested party.

     Amendment of Memorandum of Association and Bye-laws

      Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters the company’s business objects may require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. Except as described below, an amendment or waiver of any of our bye-laws shall be effective with the approval of our board of directors and by a resolution passed, prior to the date of our initial public equity offering, by shareholders representing at least 60% of our total, issued and outstanding shares, and from and after the date of our initial public equity offering, by a majority of the votes cast at a general meeting of our shareholders.

          Supermajority Voting and Quorum Requirements

      Some provisions of our bye-laws cannot be amended or waived without the approval either by a supermajority vote of our shareholders or by a majority vote of our shareholders at a meeting where a quorum representing a supermajority of our shareholders is present. For example, until the later to occur of July 18, 2013 and the date the public service agreement referred to in our bye-laws ceases to be in effect, no amendment to or waiver of our bye-law relating to our public service obligations shall be effective without the approval of shareholders representing not less than 100% of the voting power of all of our issued and outstanding voting shares.

      In addition, the affirmative vote of shareholders representing at least 75% of the voting power of all of our issued and outstanding voting shares is required to amend or waive our bye-laws relating generally to the following:

•	the procedures for nominating candidates to stand for election as directors;

•	the division of our directors into three classes and the term of our directors;

•	the procedure for removing directors;

•	the procedure for filling vacancies on our board of directors;

•	the prohibition on shareholders taking actions by written consent;

•	the requirement for advance notice of shareholder proposals;

•	voting by shareholders at general meetings, except with respect to votes related to certain bye-laws or actions covered by a separate supermajority vote or quorum requirement under our bye-laws, such as those described in the paragraph below and under “— Mergers, Consolidations, Amalgamations and Business Combinations” above;

•	the limitations on the beneficial ownership of our voting shares;

•	the authorization of our board of directors to enter into the Member Protection Rights Agreement; and

•	business combinations involving interested parties, as generally described under “— Mergers, Consolidations, Amalgamations and Business Combinations.”

      From and after the date of our initial public equity offering, other provisions of our bye-laws may be amended or waived upon the approval of a simple majority of the votes cast at a meeting of our shareholders, but the quorum requirement at such a meeting is that at least two persons representing not less than two thirds of our total issued and outstanding voting shares must be present either in person or by proxy. These special quorum requirements apply to any vote to amend or waive our bye-laws relating generally to:

•	the size of our board of directors;

•	the term of office of our initial board of directors;

•	the allocation of independent directors among the three classes of directors;

•	the procedure for nominating directors and the right of shareholders to nominate candidates to stand for election as directors in accordance with our bye-laws;

•	the appointment of our chief executive officer to our board of directors and the requirement that a majority of the directors on our board of directors be independent;

•	the requirement that each of our directors must be able and willing to serve as a director and to meet his or her fiduciary obligations in such capacity;

•	the restriction on directors’ affiliations with competitor intergovernmental telecommunications organizations;

•	the quorum for board of directors meetings;

•	the appointment of officers by the board of directors;

•	our indemnification of our board of directors and officers;

•	the quorum requirements for general meetings of our shareholders;

•	the procedures for conducting a poll at any general meeting of our shareholders;

•	the voting, dividend, liquidation and other rights attaching to our ordinary shares; and

•	the amendment of the quorum and voting requirements and other matters described in this paragraph or under the matters described in Item 10.B “— Memorandum and Articles of Association — Meetings of Shareholders.”

          Annulment of Amendments of the Memorandum of Association

      Under Bermuda law, the holders of an aggregate of not less than 20% in par value of any class of a company’s share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

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

     Compulsory Acquisition of Shares Held by Minority Holders

      Under Bermuda law, minority shareholders can be compelled, in some circumstances, to sell their shares under statutory procedures under the Companies Act. These circumstances include, in general terms, the following:

•	Pursuant to a specified “scheme of arrangement” under the Companies Act. The scheme of arrangement must be effected by obtaining the agreement of the Bermuda company and the holders of shares representing in the aggregate a majority in number and at least 75% in value of the shares held by shareholders present and voting in a court ordered meeting held to consider the scheme of arrangement. In addition, the scheme of arrangement must receive all necessary approvals, including the approval, by court order, of the Bermuda Supreme Court. Upon the filing of such court order with the Registrar of Companies in Bermuda, all holders of shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•	If an acquiring party has, within four months after the making of a tender offer for all of the shares or class of shares not owned by it, or any of its subsidiaries or any of their respective nominees has obtained the approval of the holders of 90% or more of all of the shares or class of shares to which the offer relates, the acquiring party may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Bermuda Supreme Court, on application made within a one-month period from the date of the acquiring party’s notice of its intention to acquire such shares, orders otherwise.

•	Where the acquiring party or acquiring parties hold not less than 95% of the shares or any class of shares of a Bermuda company, such acquiring party or acquiring parties may acquire, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders on the same terms. The acquiring party is entitled and bound to acquire the shares of the remaining shareholders or class of shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Bermuda Supreme Court for an appraisal of the value of their shares.

     Certain Provisions of Bermuda Law

      See Item 10.D — “Exchange Controls” for information regarding exchange controls.

      The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our outstanding ordinary shares up to the amount of our authorized share capital from time to time and between non-residents of Bermuda for exchange control purposes. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. In some cases, issuances and transfers of ordinary shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

      In accordance with Bermuda law, share certificates are generally issued only in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity, such as a trustee, certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding the recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

     Member Protection Rights Agreement

      We have entered into a member protection rights agreement with The Bank of New York, as rights agent under the agreement. Our board of directors has not yet declared a distribution of any rights under this member protection rights agreement. If the board of directors declares a distribution of rights under the agreement, these rights may result in substantial dilution to a person or group that acquires 15% or more of our ordinary shares unless the member protection rights are first redeemed by our board of directors. Accordingly, if the board of directors declares a distribution of rights under the member protection agreement, the rights agreement may deter a takeover of us.

     Certain Anti-Takeover Matters

      Our memorandum of association and bye-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

          Classified Board of Directors

      Our bye-laws provide for a board of directors divided into three classes. Each class of directors is elected for a separate term, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting of our shareholders. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors. In addition, although shareholders may nominate candidates for election to our board of directors, vacancies on our board of directors may be filled only by our board of directors. Our bye-laws also state that a director may be removed only for cause by a majority of the directors then in office at a meeting of the directors duly called and held, provided the notice required by our bye-laws is given to the director being removed. The classification of directors and the inability of shareholders either to remove directors or to fill vacancies on the board of directors will make it more difficult to change the composition of our board of directors, but will promote a continuity of existing management. For more information on our classified board of directors, see Item 6.C — “Board Practices.”

          Advance Notice Requirements

      Our bye-laws set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our Secretary prior to the meeting at which the action is to be taken. Notice must be received at our principal executive offices in Bermuda not less than 14 days, or from and after the date of our initial public equity offering, 60 days nor more than 90 days prior to the date of the meeting. In the case of a special general meeting called by the chairman, the deputy chairman or the board of directors, notice of a shareholder proposal also must be delivered not more than seven days after notice of the meeting has been provided. The notice must contain information specified in our bye-laws. Prior to the date of our initial public equity offering, a proposal may only be made by shareholders collectively owning at least 0.05% of our issued and outstanding voting shares. No such requirement applies from and after the date of our initial public equity offering.

          No Written Consent of Shareholders

      From and after the date of our initial public equity offering, our bye-laws require all shareholder actions to be taken by a vote of the shareholders at an annual or special general meeting, and do not permit our shareholders to act by written consent without a meeting.

          15% Limit

      Prior to the date of our initial public equity offering, subject to specified exceptions set forth in our bye-laws, including exceptions relating to grandfathered members, no shareholder may beneficially own or acquire more than 15% of the total voting power of our issued and outstanding voting shares.

          Amendment of Bye-Laws

      Our bye-laws require the approval of at least 75% of the voting power of all of our issued and outstanding voting shares to amend or waive any of the bye-laws described in this section “— Certain Anti-Takeover Matters.” This requirement will make it more difficult to dilute the anti-takeover effects of our bye-laws.

C. Material Contracts

     COMSAT Asset Purchase Agreement

      On March 15, 2002, we entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc. On November 25, 2002, pursuant to this agreement, we purchased most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. The assets that we acquired in this transaction include substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity, a digital teleport facility in Clarksburg, Maryland, and earth stations located in Clarksburg, Maryland and Paumalu, Hawaii that provide tracking, telemetry, command and monitoring services for our satellites.

      We have also entered into contracts with other Lockheed Martin Corporation entities relating to the provision to these entities of tracking, telemetry, command and monitoring and other services that had been previously provided to these entities by COMSAT or COMSAT Digital Teleport, Inc.

      We agreed under the asset purchase agreement to pay a total purchase price of approximately $110.0 million for the assets we acquired. This purchase price was comprised of cash, the assumption of net liabilities, a $5.0 million payment due in 2007 and a contingent payment of $15.0 million, payable in three installments of $5.0 million per year in 2008, 2009 and 2010. See Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions — COMSAT Asset Purchase Agreement” for information regarding the total purchase price upon closing and our accounting for the transaction. We will not be required to pay installments of the $15.0 million contingent payment if we are not operating tracking, telemetry, command and monitoring facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on our use of the Clarksburg facilities. However, if we relocate a substantial portion of our tracking, telemetry, command and monitoring operations conducted at Clarksburg to another location and no such local development initiatives have occurred, then any unpaid installments of this contingent payment become payable immediately. We have assumed most of the liabilities, including contingent liabilities, relating to the assets we have acquired. These contingent liabilities include potential regulatory fee payment obligations imposed by the FCC and potential liabilities arising out of claims initiated by several of COMSAT’s customers in an FCC administrative proceeding in which the FCC found that these customers had insufficient opportunity to obtain direct access to our capacity. Lockheed Martin Corporation has provided a guarantee of COMSAT’s and COMSAT Digital Teleport, Inc.’s obligations under the asset purchase agreement.

      The two earth stations that we have acquired are two of the six primary TT&C stations currently used in our ground network. In addition, we have assumed from COMSAT the lease for the building and the land for the Clarksburg earth station, which expires in 2012.

     Teleglobe Share Purchase Agreement

      On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe Inc. Pursuant to this agreement, on September 20, 2002, Intelsat Global Sales acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65.0 million in accordance with the terms set forth in the share purchase agreement. Teleglobe Inc. is both our shareholder and one of our largest customers. In addition, at the time the share purchase agreement was entered into, one of our directors was an executive officer of Teleglobe Inc. For a detailed description of the Teleglobe transaction, see Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions — Teleglobe Share Purchase Agreement.”

     Revolving Credit Facility

      On March 21, 2002, we entered into a credit agreement with certain lenders that established a $500.0 million three-year unsecured revolving credit facility that expires in March 2005.

      Borrowings under this revolving credit facility are subject to customary conditions for similar credit facilities and customary events of default. Borrowings under this facility are senior unsecured obligations of Intelsat, Ltd.

      We will pay interest on any borrowings under the facility that will vary with Citibank, N.A.’s base rate, the Federal Funds Rate as published by the Federal Reserve Bank of New York and the interest rate on three-month certificates of deposit or the Eurodollar rate. In the case of borrowings where we pay interest based on the Eurodollar rate, we will also pay an additional amount that will vary depending on our long-term unsecured bond ratings. In addition, we are obligated to pay a fee to the lenders on the average daily amount of the lenders’ commitments under the revolving credit facility equal to a percentage per year that will vary depending on our long-term unsecured bond ratings.

      The credit agreement establishing the facility contains covenants customary to similar credit agreements, including, among others:

•	a limitation on liens, applicable to us and our subsidiaries;

•	a limitation on merger, consolidation and sale of assets, applicable to us and our subsidiaries;

•	a requirement that we maintain, as of the last day of each fiscal quarter, a ratio of EBITDA (as defined in the credit agreement) for the four fiscal quarters ending on such day to interest expense for those four fiscal quarters of at least four to one;

•	a requirement that we maintain at all times a ratio of debt to EBITDA (as defined in the credit agreement) for the then most recently concluded four consecutive fiscal quarters of no greater than two and one half to one;

•	a limitation on our and our subsidiaries’ ability to enter into new lines of business;

•	a limitation on our subsidiaries’ ability to incur indebtedness; and

•	a limitation on our and our subsidiaries’ ability to dispose of assets.

      We received waivers from the lenders under this credit facility from compliance with the financial covenants described above in respect of the indebtedness that we incurred by issuing our 2008 Senior Notes and our 2013 Senior Notes. The waivers are effective until the earlier to occur of April 30, 2004 or the completion of the proposed Loral transaction and apply only to the aggregate principal amount of the senior notes that would be redeemed if a mandatory redemption event occurs. Excluding the financial covenants for which we received waivers, at December 31, 2003 we were in compliance with the covenants under this facility. At December 31, 2003, there were no outstanding borrowings under this facility.

     New Credit Facility

      On December 17, 2003, we entered into a credit agreement with a group of banks that have agreed to provide us with an $800.0 million three-year unsecured credit facility, consisting of a $400.0 million term loan facility and a $400.0 million revolving facility. The closing of the new credit facility is subject to the satisfaction of specified conditions, including the completion of the proposed Loral transaction. Upon the closing of this new credit facility, the $400.0 million revolving facility will replace our existing $500.0 million three-year unsecured revolving credit facility described above. Except as provided below, we may only use the $400.0 million term loan portion of the facility to repay our $200.0 million in principal amount of Dragon bond 6 5/8% Notes due March 22, 2004 and our $200.0 million in principal amount of Eurobond 8 3/8% Notes due October 14, 2004. If the closing of the new credit facility does not occur until after the maturity date of our Dragon bond 6 5/8% Notes due March 22, 2004 and cash on hand, commercial paper borrowings or revolving credit loans are used to repay the Dragon bond notes, we may use $200.0 million of the term loan facility to replenish such cash on hand or to repay any such borrowings.

      Borrowings under the term loan facility and the revolving facility are subject to customary conditions for similar credit facilities and customary events of default. Borrowings under the term loan facility and revolving facility are senior unsecured obligations of Intelsat, Ltd.

      We will pay interest on any borrowings under the term loan facility or the revolving facility that will vary with Citibank, N.A.’s base rate, the Federal Funds Rate as published by the Federal Reserve Bank of New York or the Eurodollar rate. In each case, we may also be required to pay an additional amount that will vary depending on our long-term senior unsecured non-credit enhanced debt ratings. In addition, we are obligated to pay a fee to the lenders on the undrawn portion of the lenders’ commitments under the term loan facility and the revolving facility equal to a percentage per year that will vary depending on our long-term senior unsecured non-credit enhanced debt ratings.

      The credit agreement establishing the term loan facility and the revolving facility contains covenants customary for similar credit agreements, including, among others:

•	a limitation on sale and leaseback transactions, applicable to us and some of our subsidiaries;

•	a limitation on liens, applicable to us and some of our subsidiaries;

•	a limitation on merger, consolidation, amalgamation, liquidation, dissolution and sale of assets, applicable to us and some of our subsidiaries;

•	a limitation on our and some of our subsidiaries’ ability to enter into new lines of business;

•	a limitation on investments in entities in which we or some of our subsidiaries own more than 5% of the voting stock;

•	a limitation on our and some of our subsidiaries’ ability to make specified payments, including dividends;

•	a limitation on transactions with affiliates, applicable to us and some of our subsidiaries;

•	a limitation on our and some of our subsidiaries’ ability to enter into agreements containing specified restrictive covenants; and

•	a limitation on some of our subsidiaries’ ability to incur indebtedness.

      In addition, the credit agreement establishing the term loan facility and the revolving facility contains the following financial covenants:

•	a requirement that we maintain at all times a specified ratio of debt to EBITDA (as defined in the credit agreement) for the then most recently concluded four consecutive fiscal quarters, which ratio will adjust periodically after June 29, 2004 and will range from a ratio of no more than 3.60 to 1 to a ratio of no more than 2.75 to 1; and

•	a requirement that we maintain at all times a ratio of EBITDA (as defined in the credit agreement) for the then most recently concluded four consecutive fiscal quarters to interest expense for those four fiscal quarters of at least 3.5 to 1.

      As of December 31, 2003, we were in compliance with these covenants and there were no outstanding borrowings under the facility. We intend to use the proceeds of our new revolving facility to provide financing for the proposed Loral transaction to the extent that the proceeds from our sale in November 2003 of $1.1 billion in senior notes are not sufficient for this purpose and for working capital requirements. In addition, we intend to use the term loan portion of the new credit facility for the repayment of our Dragon bond notes or, if such notes have been repaid prior to the closing of the facility, to replenish cash on hand or repay borrowings used to repay such notes. In addition, we may use the term loan portion of the new credit facility to pay other of our near-term debt obligations as they become due.

     Senior Notes due 2008 and Senior Notes due 2013

      On November 7, 2003, we issued $400.0 million in aggregate principal amount of our 5 1/4% Senior Notes due 2008, referred to as the Original 2008 Senior Notes, and $700.0 million in aggregate principal amount of our 6 1/2% Senior Notes due 2013, referred to as the Original 2013 Senior Notes, in each case in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States. In February, we exchanged substantially all of these notes for notes registered under the Securities Act, referred to as the 2008 Senior Notes and the 2013 Senior Notes, respectively, after an exchange offer conducted pursuant to a registration rights agreement we entered into with the initial purchasers of the Original 2008 Senior Notes and the Original 2013 Senior Notes. Interest is payable on the 2008 Senior Notes and the 2013 Senior Notes semi-annually on May 1 and November 1 of each year. We may redeem some or all of the 2008 Senior Notes and the 2013 Senior Notes at any time at the redemption prices set forth in the 2008 Senior Notes and the 2013 Senior Notes, respectively. We may also redeem the outstanding 2008 Senior Notes and the 2013 Senior Notes in whole in the event of certain tax changes affecting the Senior Notes, as set forth in the indenture to the 2008 Senior Notes and the 2013 Senior Notes.

      A portion of the 2008 Senior Notes and the 2013 Senior Notes are subject to mandatory redemption upon the occurrence of any of the following events:

•	the asset purchase agreement relating to the proposed Loral transaction is terminated;

•	our new $800.0 million credit agreement is terminated on or prior to April 30, 2004, or we fail to meet any condition required for the extension of loans under the $800.0 million credit agreement on or prior to April 30, 2004 that is required to be satisfied, and has not been waived, on or prior to that date; or

•	the proposed Loral transaction is not completed on or prior to April 30, 2004.

      If one of these events were to occur, $700.0 million in aggregate principal amount of the 2008 Senior Notes and 2013 Senior Notes will be subject to mandatory redemption at a redemption price of 102% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the date of redemption.

      The 2008 Senior Notes and the 2013 Senior Notes are senior unsecured obligations of Intelsat, Ltd. and rank equally with our other senior unsecured indebtedness.

          Covenants

      The terms of the 2008 Senior Notes and the 2013 Senior Notes each include the following covenants:

•	a limitation on merger, consolidation and sale of our assets, applicable to us and some of our subsidiaries;

•	a limitation on our and some of our subsidiaries’ ability to incur liens on any of our assets securing other indebtedness, unless the 2008 Senior Notes and the 2013 Senior Notes are equally and ratably secured; and

•	a limitation on sale leaseback transactions, applicable to us and some of our subsidiaries.

          Events of Default

      The 2008 Senior Notes and the 2013 Senior Notes each contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 90 days after notice of default has been provided to us;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by us or a significant subsidiary having a principal amount in excess of $50.0 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by us or significant subsidiary having a principal amount in excess of $50.0 million; or

•	insolvency or bankruptcy of us or one of our significant subsidiaries.

      If any of these events of default occurs and is continuing with respect to the 2008 Senior Notes, the trustee or the holders of not less than 25% in principal amount of the 2008 Senior Notes may declare the entire principal amount of the 2008 Senior Notes to be immediately due and payable. If any event of default with respect to the 2008 Senior Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the 2008 Senior Notes will be automatically accelerated, without any action by the trustee or any holder. Similarly, if any of these events of default occurs and is continuing with respect to the 2013 Senior Notes, the trustee or the holders of not less than 25% in principal amount of the 2013 Senior Notes may declare the entire principal amount of the 2013 Senior Notes to be immediately due and payable. If any event of default with respect to the 2013 Senior Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the 2013 Senior Notes will be automatically accelerated, without any action by the trustee or any holder.

     Senior Notes due 2012

      On April 15, 2002, we issued $600.0 million in aggregate principal amount of our 7 5/8% Senior Notes due April 15, 2012, referred to as the Original 2012 Senior Notes, in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States. In January 2003 we exchanged these notes for notes registered under the Securities Act, referred to as the 2012 Senior Notes, after an exchange offer conducted pursuant to a registration rights agreement we entered into with the initial purchasers of the Original 2012 Senior Notes. Interest is payable on the 2012 Senior Notes semi-annually on April 15 and October 15 of each year. We may redeem some or all of the 2012 Senior Notes at any time at the redemption prices set forth in the 2012 Senior Notes. We may also redeem the outstanding 2012 Senior Notes in whole in the event of certain tax changes affecting the 2012 Senior Notes, as set forth in the indenture to the 2012 Senior Notes.

      The 2012 Senior Notes are senior unsecured obligations of Intelsat, Ltd. and rank equally with our other senior unsecured indebtedness.

      Because the 2012 Senior Notes were issued under the same indenture as the 2008 Senior Notes and the 2013 Senior Notes noted above, the terms of the 2012 Senior Notes include substantially the same covenants and events of default as noted above with respect to the 2008 Senior Notes and the 2013 Senior Notes.

     Eurobonds and Dragon Bonds

      We currently have three separate series of outstanding U.S. dollar denominated bonds that were issued in the European and the Asian capital markets: the $200.0 million Dragon bond 6 5/8% Notes due 2004, the $200.0 million Eurobond 8 3/8% Notes due 2004 and the $200.0 million Eurobond 8 1/8% Notes due 2005. The IGO assigned its rights and obligations under these bonds to us pursuant to two Assignment, Assumption and Amendment Agreements. The Assignment, Assumption and Amendment Agreements require us to perform all of the IGO’s payment obligations under these bonds and to comply with all of the other covenants set forth in these bonds, to the extent applicable. The IGO, referred to post-privatization as ITSO, continues to be a joint and several obligor under these bonds.

          Covenants

      The terms of our Eurobonds and Dragon bonds limit our ability to incur liens on any of our assets securing any other indebtedness unless the bonds are equally secured under the liens. In addition, these bonds contain covenants requiring us to conduct and operate our business diligently and in the ordinary manner in compliance with our memorandum of association and bye-laws and to use all reasonable efforts to maintain in full force and effect our existing international registrations of orbital locations and frequency spectrum. However, we may make changes in our business that, in our judgment, are desirable if the changes do not materially impair our ability to perform our obligations under these bonds.

          Events of Default

      The Eurobonds and Dragon bonds contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant or breach of any warranty under the Eurobonds or Dragon bonds or the related Fiscal Agency Agreements;

•	the acceleration of the maturity of other indebtedness for money borrowed with a maturity of one year or more in excess of $50.0 million; or

•	insolvency or bankruptcy of us or one of our subsidiaries.

      If any of these events of default occurs and is continuing, the holders of the Eurobonds and Dragon bonds may declare all of the applicable bonds to be immediately due and payable.

      As of December 31, 2003, the aggregate principal amount of Eurobonds and Dragon bonds outstanding was $600.0 million.

      For further information regarding our debt and other financing arrangements, see Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 12 to our audited consolidated financial statements included elsewhere in this annual report.

     Commercial Paper

      We also have a commercial paper program providing for the issuance of up to $500.0 million in notes having a maturity not exceeding 270 days. As of December 31, 2003, we had no commercial paper borrowings outstanding. For further information regarding our commercial paper program, see Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 12 to our audited consolidated financial statements included elsewhere in this annual report.

      See also Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions”, Item 7.B — “Related Party Transactions” and other items in this annual report for information regarding our material contracts.

D. Exchange Controls

      We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda, to pay dividends to United States residents who are holders of our ordinary shares or to pay interest to United States residents who are holders of our 6 1/2% Senior Notes due 2013, our 5 1/4% Senior Notes due 2008, our 7 5/8% Senior Notes due 2012, our Dragon bond 6 5/8% Notes due 2004, our Eurobond 8 3/8% Notes due 2004 and our Eurobond 8 1/8% Notes due 2005.

E. Taxation

     Bermuda Taxation of Holders

      This section describes the current material Bermuda tax consequences of owning our ordinary shares. At the date of this annual report, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our ordinary shares. At the present time, we are not subject to stamp duty on the issue, transfer or redemption of our ordinary shares. Intelsat, Ltd. has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits, income or any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it.

      As an exempted company, we are liable to pay an annual fee to the Bermuda government which is based upon the aggregate of our authorized share capital and share premium account. Currently such annual fee payable is $27,825.

     United States Taxation of Holders

      This section describes the material United States federal income tax consequences of owning ordinary shares. It applies to a U.S. holder, as defined below, that holds the shares as capital assets for tax purposes. This section does not apply to a U.S. holder that is a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting shares,

•	a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

      For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      U.S. holders should consult their own tax advisors regarding the United States federal, state and local and the Bermuda and other tax consequences of owning and disposing of ordinary shares in their particular circumstances.

          Taxation of Dividends

      Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid to a U.S. holder by Intelsat, Ltd. out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the noncorporate U.S. holder at a maximum tax rate of 15% provided that the noncorporate U.S. holder holds the ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Intelsat, Ltd. with respect to the ordinary shares generally will be qualified dividend income.

      The dividend is taxable to a U.S. holder when the dividend, actually or constructively, is received by the U.S. holder. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the ordinary shares and thereafter as capital gain.

      Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. holders.

          Taxation of Capital Gains

      Subject to the PFIC rules discussed below, a U.S. holder that sells or otherwise disposes of its ordinary shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized by it and its tax basis in its ordinary shares. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

          PFIC Rules

      Intelsat, Ltd. believes that its ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Intelsat, Ltd. were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares of Intelsat, Ltd., gain realized on the sale or other disposition of the ordinary shares of Intelsat, Ltd. held by a U.S. holder would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if it had realized such gain and certain “excess distributions” ratably over their holding period for the ordinary shares of Intelsat, Ltd. and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

      In addition, notwithstanding any election you make with regard to the ordinary shares, dividends that you receive from Intelsat, Ltd. will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by Intelsat Ltd. out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

F. Dividends and Paying Agents

      Since our formation in connection with the privatization of the IGO, we have not declared or paid cash dividends on our ordinary shares. The holders of ordinary shares will share proportionately on a per share basis in all dividends and other distributions, if any, declared by our board of directors. The declaration of dividends by Intelsat, Ltd. is subject to the discretion of our board of directors. Our board of directors currently intends to pay regular quarterly dividends on our ordinary shares following our initial public equity offering. The first dividend is expected to be declared in the first full fiscal quarter following the consummation of such offering. Our board of directors will determine the exact amount of any such dividend, and will review our dividend policy from time to time in light of the conditions existing at the time, including our financial condition, results of operations, capital requirements, any contractual and other relevant legal and regulatory restrictions, general business conditions and such other factors as our board of directors deems relevant.

      Under Bermuda law, a Bermuda company may not declare or pay dividends if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would be less than the aggregate of its liabilities and issued share capital and share premium accounts. In addition, upon the closing of our new $800.0 million credit facility, we will be restricted from paying any cash dividend if we are in default under the credit facility or if the aggregate amount of cash dividends we have paid from the period commencing on the first day of the first fiscal quarter falling soonest after the date of the closing of the credit facility through and including the last day of the fiscal quarter most recently ended prior to the dividend payment date exceeds the sum of 50% of the consolidated net income of us and some of our subsidiaries for such period plus $200.0 million.

G. Statement by Experts

      Not applicable.

H. Documents on Display

      We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with those requirements, we file reports and other information with the SEC. We are currently a foreign private issuer and therefore are exempt from the rules under the Securities Exchange Act of 1934, as amended, relating to the furnishing and content of proxy statements and relating to short swing profits reporting and liability. In addition, we are not required to file annual, quarterly or current reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act of 1934, as amended. However, more than 50% of our outstanding voting securities may be held by residents of the United States upon the completion of our initial public offering. In that event, we would no longer be a foreign private issuer as defined by the Securities Exchange Act of 1934, as amended. If we lose our foreign private issuer status, we would be subject to the same information reporting requirements as a U.S. company whose securities are registered under the Securities Exchange Act of 1934, as amended.

      You can read our SEC filings at the SEC’s website at www.sec.gov. You may also read and copy, at prescribed rates, any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary Information

      Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      See the information set forth in Item 5 — “Operating and Financial Review and Prospects” for quantitative and qualitative disclosures about market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has designated Mr. Pizzani as an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

      We have adopted a code of ethics that applies to our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our code of ethics may be obtained without charge, upon request. To request a copy of our code of ethics, please contact the Director of Corporate Affairs, Intelsat Global Service Corporation, Box 10, 3400 International Drive, N.W., Washington, D.C. 20008, U.S.A.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Audit Fees

      Our audit fees for 2003 were $936,553, and our audit fees for 2002 were $804,287.

     Audit-Related Fees

      Our 2003 audit-related fees included services performed for audits of employee benefit plans, due diligence associated with the Loral transaction, accounting research associated with proposed transactions, and agreed-upon procedures related to our MFC contractual obligations entered into at privatization. Our 2002 audit-related fees included services for agreed-upon procedures related to MFC contractual obligations entered into at privatization and assistance provided in reviewing the net assets and liabilities acquired in our acquisition of COMSAT Corporation’s World Systems business unit. Our audit-related fees for 2003 were $114,845, and our audit-related fees for 2002 were $39,300.

     Tax Fees

      Our tax fees during 2003 and 2002 related to the preparation or review of U.S. federal, state and statutory tax returns and miscellaneous research related to these tax returns. Our tax fees for 2003 were $99,585, and our tax fees for 2002 were $98,169.

     All Other Fees

      Not applicable.

     Audit Committee Pre-Approval Policies and Procedures

      Consistent with SEC requirements regarding auditor independence, the Audit Committee has adopted a policy to pre-approve services prior to commencement of the specified service. Under the policy, the Audit Committee must pre-approve the provision of services by our principal auditor under arrangements not in existence on May 6, 2003 prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by the Chief Financial Officer of Intelsat, Ltd., the Vice President of Internal Audit of Intelsat Global Service Corporation, or a designate of either, and the Audit Committee Chairman executes engagement letters from the principal auditor following approval by committee members.

      All services performed by KPMG LLP following the May 6, 2003 requirement were pre-approved by the Audit Committee.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

      Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

      See pages F-1 to F-33.

ITEM 19. EXHIBITS

      (a) Index to consolidated financial statements:

(b)	Exhibits to this Annual Report:

Exhibit
Number	Exhibit

1.1	Certificate of Incorporation of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
1.2	Memorandum of Association of Intelsat, Ltd. (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
1.3	Bye-laws of Intelsat, Ltd. (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.1	Indenture, dated as of April 1, 2002, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.2	Officers’ Certificate dated April 15, 2002 relating to Intelsat, Ltd.’s 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

Exhibit
Number	Exhibit

2.3	Officers’ Certificate dated November 7, 2003 relating to Intelsat, Ltd.’s 5 1/4% Senior Notes due 2008 and its 6 1/2% Senior Notes due 2013, including the forms of Notes (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003).
2.4	Form of 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.5	Registration Rights Agreement, dated as of April 15, 2002, among Intelsat, Ltd., Lehman Brothers Inc., Salomon Smith Barney Inc. and the other parties named therein (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.6	Registration Rights Agreement, dated as of November 7, 2003, among Intelsat, Ltd., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and BNP Paribas Securities Corp. (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003).
2.7	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Deutsche Bank AG (formerly Bankers Trust Company), relating to 6.625% Notes due March 2004 and form of Note (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.8	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Citibank, N.A. (formerly Morgan Guaranty Trust Company of New York), relating to 8.375% Notes due Oct. 2004 and form of Note (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.9	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Citibank, N.A. (formerly Morgan Guaranty Trust Company of New York), relating to 8.125% Notes due Feb. 2005 and form of Note (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.10	Assignment, Assumption and Amendment Agreement, dated as of July 18, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd. and Citibank, N.A. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.11	Assignment, Assumption and Amendment Agreement, dated as of July 18, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd. and Deutsche Bank AG (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.1	Restructuring Agreement, dated as of July 17, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC, Intelsat LLC and the Signatories named on Schedule I and the Investing Entities named on Schedule II (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.2	Shareholders Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the Signatories named on Schedule I and the Investing Entities named on Schedule II (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.3	Registration Rights Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the parties named therein (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.4	Member Protection Rights Agreement, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

Exhibit
Number	Exhibit

4.5	Trust Agreement I, dated as of July 18, 2001, among Intelsat, Ltd., The Bank of New York, as Trustee, and Pakistan Telecommunication Company Limited, as Beneficiary (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.6	Trust Agreement II, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.7	Novation Agreement, dated as of July 18, 2001, between Intelsat U.K., Ltd. and Lockheed Martin World Systems, including schedule of omitted contracts and differences with filed contract (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.8	Transfer Agreement, dated as of July 17, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC and Intelsat LLC (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.9	$500,000,000 364-Day Credit Agreement, dated as of March 21, 2002, among Intelsat, Ltd., Various Banks and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.10	$500,000,000 3-Year Credit Agreement, dated as of March 21, 2002, among Intelsat, Ltd., Various Banks and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.11	$800,000,000 Credit Agreement, dated as of December 17, 2003, among Intelsat, Ltd., Citigroup Global Markets Inc., BNP Paribas, Morgan Stanley Senior Funding, Inc., ABN AMRO Bank N.V., Credit Lyonnais, New York Branch, Citicorp North America, Inc. and the lenders named therein.*
4.12	Headquarters Land Lease, dated as of June 8, 1982, between the International Telecommunications Satellite Organization and the U.S. Government, as amended (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.13	Contract No. INTEL-820, dated April 6, 1989, between the International Telecommunications Satellite Organization and COMSAT Corporation (Clarksburg TTC&M), as amended (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.14	Contract No. INTEL-821, dated April 6, 1989, between the International Telecommunications Satellite Organization and COMSAT Corporation (Paumalu TTC&M), as amended (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.15	Contract No. INTEL-825, dated March 27, 1989, between the International Telecommunications Satellite Organization and Xantic (Perth TTC&M), as amended (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.16	Contract No. INTEL-823, dated November 18, 1988, between the International Telecommunications Satellite Organization and DeTeSat (Raisting TTC&M), as amended (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.17	Contract No. INTEL-822, dated December 2, 1988, between the International Telecommunications Satellite Organization and Telespazio S.p.A. (Fucino TTC&M), as amended (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.35 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002). (1)

Exhibit
Number	Exhibit

4.18	Contract No. INTEL-824, dated February 13, 1989, between the International Telecommunications Satellite Organization and China National Instruments Import And Export Corporation, on behalf of the Beijing Telecommunications Administration (Beijing TTC&M), as amended (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.33 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002). (1)
4.19	Amendment No. 8, dated March 5, 2004, to Contract No. INTEL-824, between Intelsat Global Service Corporation and China National Instruments Import and Export Corporation, on behalf of Beijing Communications Corporation (Beijing TTC&M). (3)*
4.20	Contract No. Intelsat-2822, dated April 26, 2002, between Intelsat Global Service Corporation and KT Corporation (Korea TT&C) (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and to Exhibit No. 10.21 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003). (1) (2)
4.21	Contract No. Intelsat-S-2766, dated February 13, 2002, between Intelsat Global Service Corporation and Lockheed Martin Commercial Space Systems and related service order (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.22	Transponder Purchase Agreement, dated September 12, 2000, between the International Telecommunications Satellite Organization and Telenor Satellite Services AS (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 1 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended March 31, 2003, File No. 000-50262, submitted on May 14, 2003). (1)
4.23	Contract No. Intelsat-2799, dated December 12, 2001, between Intelsat LLC and Sea Launch Company L.L.C., as amended (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and to Exhibit No. 10.25 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003). (1) (2)
4.24	Contract No. Intelsat-2835, dated January 10, 2002, between Intelsat LLC and Lockheed Martin Commercial Launch Services, Inc., as amended (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002, Exhibit 10.32 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002 and Exhibit 2 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, File No. 000-50262, submitted on August 14, 2003). (1)
4.25	Contract No. INTEL-2399, dated September 26, 2000, between the International Telecommunications Satellite Organization and Arianespace, as amended (incorporated by reference to Exhibit 10.28 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.26	Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS, as amended (incorporated by reference to Exhibit 10.29 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibits 4.25 and 4.26 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 333-99189, filed on March 28, 2003). (1)
4.27	Amendment No. 3, dated January 14, 2003, to Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS (incorporated by reference to Exhibit 4.25 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 333-99189, filed on March 28, 2003). (2)

Exhibit
Number	Exhibit

4.28	Amendment No. 4, dated January 30, 2003, to Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS (incorporated by reference to Exhibit 4.26 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 333-99189, filed on March 28, 2003). (2)
4.29	Contract No. INTEL-1700, dated March 18, 1997, between the International Telecommunications Satellite Organization and Space Systems/Loral, Inc., as amended (incorporated by reference to Exhibit 10.30 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibits 3 and 4 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, File No. 000-50262, submitted on August 14, 2003). (1)
4.30	Share Purchase Agreement, dated as of August 21, 2002, between Teleglobe Inc. and Intelsat Global Sales & Marketing Ltd. (incorporated by reference to Exhibit 10.31 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.31	Asset Purchase Agreement, dated as of March 15, 2002, among COMSAT Corporation, COMSAT Digital Teleport, Inc. and Intelsat (Bermuda), Ltd., as amended (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibits 2.3 and 2.4 of Amendment No. 2 to the Registration Statement on Form F-4, File No. 333-99189, filed on December 11, 2002). (1)
4.32	Purchase Agreement, dated April 10, 2002, among Intelsat, Ltd., Lehman Brothers Inc., Salomon Smith Barney Inc. and the others parties named therein (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.33	Subscription and Shareholders Agreement relating to Galaxy Satellite TV Holdings, Ltd., dated as of February 20, 2003, among Intelsat Hong Kong, LLC, TVB Satellite TV Holdings, Ltd. and Galaxy Satellite TV Holdings, Ltd. (incorporated by reference to Exhibit 4.31 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 333-99189, filed on March 28, 2003). (2)
4.34	Asset Purchase Agreement, dated as of July 15, 2003, among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc., as amended (incorporated by reference to Exhibit 1 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, File No. 000-50262, submitted on August 14, 2003 and Exhibits 1, 2 and 3 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended September 30, 2003, File No. 000-50262, submitted on October 29, 2003).
4.35	Amendment No. 4, dated as of March 5, 2004, to Asset Purchase Agreement among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc. (3)*
4.36	Purchase Agreement, dated as of October 31, 2003, among Intelsat, Ltd., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and BNP Paribas Securities Corp. (incorporated by reference to Exhibit 10.32 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003).
4.37	Amending Agreement to Share Purchase Agreement, dated as of March 11, 2004, between Teleglobe, Inc. and Intelsat Global Sales & Marketing Ltd.*
6.1	Statement re computation of per share earnings.*
8.1	List of subsidiaries.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit
Number	Exhibit

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment with respect thereto.

(2)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on November 21, 2003.

(3)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on the date hereof.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

      We are incorporated under the laws of Bermuda. In addition, certain of our directors and officers reside outside of the United States and most of our assets and some of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELSAT, LTD.

By	/s/ CONNY KULLMAN

Conny Kullman
Chief Executive Officer

Date: March 12, 2004

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Intelsat, Ltd.

We have audited the accompanying consolidated balance sheets of Intelsat (as defined in Note 1) as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement Schedule II — Valuation and Qualifying Accounts for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements and financial statement schedule are the responsibility of Intelsat’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat (as defined in Note 1) as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, Virginia

March 1, 2004

INTELSAT

(SEE NOTE 1)

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2002	2003

	(in thousands, except share
	and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$9,466	$601,296
Restricted cash	—	700,000
Receivables, net of allowance of $24,823 and $32,110, respectively	265,781	203,647
Deferred income taxes	5,679	14,524

Total current assets	280,926	1,519,467
Satellites and other property and equipment, net	3,478,055	3,293,008
Goodwill	56,799	58,202
Intangible assets, net	27,462	25,205
Deferred income taxes	29,260	1,943
Investment in affiliate	—	56,916
Other assets	92,930	117,976

Total assets	$3,965,432	$5,072,717

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$43,978	$—
Notes payable	—	1,098,591
Accounts payable and accrued liabilities	219,344	207,941
Deferred satellite performance incentives	19,459	7,118
Deferred revenue	18,252	28,635
Capital lease obligations	6,618	5,290

Total current liabilities	307,651	1,347,575
Long-term debt, net of current portion	1,257,870	1,265,349
Deferred satellite performance incentives, net of current portion	125,161	45,296
Deferred revenue, net of current portion	8,052	6,801
Due to Teleglobe Inc.	19,780	—
Accrued retirement benefits	96,684	48,181

Total liabilities	1,815,198	2,713,202

Minority interest in consolidated affiliate	—	15,115
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	468,080	649,199
Accumulated other comprehensive (loss) income:
Minimum pension liability, net of tax	(12,914)	(1,270)
Unrealized gain on available-for-sale securities, net of tax	—	1,403
Ordinary shares purchased by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,150,234	2,344,400

Total liabilities and shareholders’ equity	$3,965,432	$5,072,717

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2001	2002	2003

	(in thousands, except share and per share amounts)
Revenue	$1,084,009	$991,956	$952,781

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	101,985	117,405	136,223
Selling, general and administrative	95,600	121,077	132,750
Depreciation and amortization	340,449	361,322	403,234
Privatization initiative	33,576	—	—
IS-10-01 contract termination costs	—	34,358	(3,000)
Restructuring costs	7,300	5,522	(837)

Total operating expenses	578,910	639,684	668,370

Income from operations	505,099	352,272	284,411
Interest expense, net	(13,050)	(55,053)	(97,789)
Other income, net	12,293	9,942	20,626

Income before income taxes	504,342	307,161	207,248
Provision for income taxes	5,359	33,021	26,129

Net income	$498,983	$274,140	$181,119

Basic and diluted net income per ordinary share	$2.99	$1.66	$1.13

Pro forma income data (unaudited):
Historical income before income taxes as reported	$504,342
Pro forma provision for income taxes	75,651

Pro forma net income	$428,691

Tax effected pro forma basic and diluted net income per ordinary share	$2.57

Basic and diluted weighted average ordinary shares outstanding	166,666,755	164,893,283	160,382,120

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated	Shares
	Ordinary Shares				IGO	Other	Purchased	Total	Total
			Paid-in	Retained	Shareholders’	Comprehensive	By	Shareholders’	Comprehensive
	Shares	Amount	Capital	Earnings	Equity	Income (Loss)	Subsidiary	Equity	Income

	(in thousands, except share amounts)
Balance, December 31, 2000.	—	$—	$—	$—	$1,701,640	$—	$—	$1,701,640
Net income through July 18, 2001 (privatization)	—	—	—	—	305,043	—	—	305,043
Distributions	—	—	—	—	(204,797)	—	—	(204,797)
Privatization	166,666,755	500,000	1,301,886	—	(1,801,886)	—	—	—
Net income from July 19 to December 31, 2001.	—	—	—	193,940	—	—	—	193,940	$193,940

Total comprehensive income	—	—	—	—	—	—	—	—	$193,940

Balance, December 31, 2001	166,666,755	500,000	1,301,886	193,940	—	—	—	1,995,826
Purchase of ordinary shares by subsidiary, 6,284,635 shares	—	—	—	—	—	—	(106,818)	(106,818)
Net income	—	—	—	274,140	—	—	—	274,140	$274,140
Minimum pension liability, net of tax	—	—	—	—	—	(12,914)	—	(12,914)	(12,914)

Total comprehensive income	—	—	—	—	—	—	—	—	$261,226

Balance, December 31, 2002.	166,666,755	500,000	1,301,886	468,080	—	(12,914)	(106,818)	2,150,234
Net income	—	—	—	181,119	—	—	—	181,119	$181,119
Change in minimum pension liability, net of tax	—	—	—	—	—	11,644	—	11,644	11,644
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	1,403	—	1,403	1,403

Total comprehensive income	—	—	—	—	—	—	—	—	$194,166

Balance, December 31, 2003	166,666,755	$500,000	$1,301,886	$649,199	$—	$133	($106,818)	$2,344,400

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2001	2002	2003

	(in thousands)
Cash flows from operating activities:
Net income	$498,983	$274,140	$181,119
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	340,449	361,322	403,234
IS-10-01 contract termination costs	—	34,358	(3,000)
Provision for doubtful accounts	—	9,472	13,897
Foreign currency transaction loss	—	4,113	883
Deferred income taxes	(30,587)	4,257	18,041
Amortization of bond discount and issuance costs	—	658	1,372
Decrease in amount due to Teleglobe Inc.	—	(6,080)	(19,780)
Minority interest in consolidated affiliate	—	—	(2,038)
Equity in losses of affiliate	—	—	1,084
Net gain from curtailment of benefit plans	—	—	(2,315)
Changes in operating assets and liabilities, net of effects of acquisitions and investment in consolidated affiliate:
Receivables	34,160	(13,465)	54,110
Other assets	(29,983)	(12,978)	1,227
Accounts payable and accrued liabilities	45,264	(3,886)	(20,785)
Deferred revenue	(4,780)	1,629	9,132
Accrued retirement benefits	2,882	4,445	(31,576)

Net cash provided by operating activities	856,388	657,985	604,605

Cash flows from investing activities:
Payments for satellites and other property and equipment	(663,671)	(616,806)	(222,505)
Increase in restricted cash	—	—	(700,000)
Investment in and advances to affiliate	—	—	(58,000)
Cash acquired from investment in consolidated affiliate	—	—	17,932
Payments for asset acquisitions	—	(61,416)	—
Other	—	—	(5,744)

Net cash used in investing activities	(663,671)	(678,222)	(968,317)

Cash flows from financing activities:
Distributions to shareholders	(425,000)	—	—
Repayment of long-term debt	—	(200,000)	—
Proceeds from (repayments of) commercial paper borrowings, net	293,534	(266,144)	(43,978)
Proceeds from bond issuance, net	—	595,788	1,097,758
Bond issuance costs	—	(7,621)	(23,308)
Payments to shareholders	(34,509)	(5,170)	—
Purchase of ordinary shares by subsidiary	—	(65,000)	—
Principal payments on deferred satellite performance incentives	(21,275)	(15,271)	(65,814)
Principal payments on capital lease obligations	(3,911)	(5,078)	(8,233)

Net cash (used in) provided by financing activities	(191,161)	31,504	956,425

Effect of exchange rate changes on cash	—	(4,500)	(883)
Net increase in cash and cash equivalents	1,556	6,767	591,830
Cash and cash equivalents, beginning of year	1,143	2,699	9,466

Cash and cash equivalents, end of year	$2,699	$9,466	$601,296

Supplemental cash flow information:
Interest paid, net of amount capitalized	$9,569	$40,560	$91,401
Income taxes paid	$15,125	$25,902	$8,931
Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$25,784	$57,019	$10,063
Receivables recovered in purchase of ordinary shares by subsidiary	$—	$15,958	$—
Obligation to Teleglobe Inc. arising in consideration of ordinary share purchase	$—	$25,860	$—
Net liabilities assumed in investment in consolidated affiliate, net of cash	$—	$—	$1,373
Minority interest in consolidated affiliate at the date of acquisition	$—	$—	$17,153
Net asset reduction on termination of deferred satellite performance incentive liability	$—	$—	$36,455
Receivables arising from termination of IS-10-01 satellite construction contract	$—	$47,828	$—
Other asset arising from termination of IS-10-01 satellite construction contract	$—	$23,150	$—
Minimum pension liability, net of tax	$—	$12,914	$1,270
Assets acquired in acquisition	$—	$—	$4,061
Liabilities assumed in acquisition	$—	$51,541	$4,870
Note payable arising from acquisition	$—	$20,000	$—
Unrealized gain on available-for-sale securities, net of tax	$—	$—	$1,403

See accompanying notes to consolidated financial statements.

INTELSAT

(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 1     General

      The International Telecommunications Satellite Organization “INTELSAT”, referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an Operating Agreement. The parties to the INTELSAT Agreement were the IGO’s 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or the telecommunications entities they designated to market and use the IGO’s communications system within their territories and to invest in the IGO. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO’s space segment and to invest in the IGO as well. Signatories and Investing Entities, referred to collectively as the IGO’s shareholders, were also the IGO’s principal customers.

      In April 1998, the IGO established a wholly owned subsidiary called New Skies Satellites, N.V., referred to as New Skies. On November 30, 1998, the IGO contributed to New Skies working capital, five in-orbit satellites with rights to their associated orbital locations, and a sixth satellite under construction. The assets and associated liabilities were transferred at their net book values in exchange for all of the New Skies outstanding common stock. Subsequent to the transfer, the New Skies shares were distributed to the IGO’s shareholders in proportion to their investments in the IGO in two separate transactions. In connection with the transfer of net assets to New Skies, Intelsat entered into operational services and transition services agreements with New Skies. During 2001 and 2002, $7,824 and $2,250, respectively, was recognized as other income for these services in the accompanying statements of operations. During the year ended December 31, 2003, no income was recognized for these services.

      Substantially all of the IGO’s assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO’s shareholders received shares in Intelsat, Ltd., a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became holders of 100% of the outstanding ordinary shares of Intelsat, Ltd. Because of the continuity of ownership, Intelsat, Ltd. accounted for the privatization at historical cost. The accompanying financial statements include the accounts of the IGO prior to the privatization and the accounts of Intelsat, Ltd. and its subsidiaries subsequent to the privatization. The IGO and Intelsat, Ltd. and its subsidiaries are collectively referred to as Intelsat or the Company.

      Through its global communications network of 23 satellites in orbit, leased capacity on 2 additional satellites owned by other satellite operators in the Asia-Pacific region and ground facilities related to the operation and control of its satellites and the provision of teleport and related traffic management services, Intelsat provides satellite communications services worldwide. These satellite communications services include voice, data and video connectivity services.

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

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 2	Summary of significant accounting policies — (Continued)

(b)	Principles of consolidation

      The consolidated financial statements include the accounts of Intelsat, Ltd., its wholly owned subsidiaries and its affiliates in which the Company has an ownership stake greater than 50% and has the ability to exercise control over operating and financial policies, or which are variable interest entities in which Intelsat is the primary beneficiary. All significant intercompany account balances and transactions have been eliminated in consolidation.

(c)	Revenue recognition

      Revenue results primarily from satellite utilization charges and, to a lesser extent, from providing managed services to Intelsat’s customers. Managed services combine satellite capacity, teleport facilities, satellite communications hardware and fiber optic cable and other ground facilities to provide bundled, broadband and private network services to Intelsat’s customers. Revenue is recognized over the period during which services are provided as long as collection of the related receivable is reasonably assured. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms. The Company maintains an allowance for doubtful accounts for customers’ receivables where the collection of such receivables is uncertain.

(d)	Cash and cash equivalents

      Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less. Cash equivalents consist of investments in treasury bills. Carrying amounts approximate market value.

(e)	Investments

      The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investments have been classified as available-for-sale securities as of December 31, 2003 and are included in other assets in the accompanying consolidated balance sheets. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported as accumulated other comprehensive income (loss). Realized gains and losses and declines in fair value that are determined to be other than temporary on available-for-sale securities are included in other income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on available-for-sale securities are included in interest expense, net and other income, net, respectively. As of each of December 31, 2002 and 2003, the cost basis of available-for-sale securities was $10,203. As of December 31, 2002 and 2003, the fair value of available-for-sale securities was $10,203 and $12,466, respectively.

(f)	Satellites and other property and equipment

      Satellites and other property and equipment are stated at cost and consist primarily of the costs of satellite construction and launch, including premiums for launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives payable to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction.

      Satellite construction and launch services are generally procured under long-term contracts that provide for payments by Intelsat over the contract periods. Satellite construction and launch services costs are capitalized to

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 2	Summary of significant accounting policies — (Continued)

reflect progress toward completion. Capitalizing these costs typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service and are accounted for as described in Note 2(w).

      Satellites and other property and equipment are depreciated and amortized on a straight-line basis over the following estimated useful lives:

Years

Satellites and related costs	11-15
Ground segment equipment and software	10
Furniture, equipment, computer hardware and software	3-12
Buildings	40

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

      The cost of retired satellites and related assets and the related accumulated depreciation and amortization are removed from the accounts as the satellites are decommissioned. During 2003, the Company decommissioned the last of the Intelsat V series satellites and removed from the accounts $558,495 of satellites and related assets and $558,495 of related accumulated depreciation.

      The carrying value of a satellite lost as a result of a launch or in-orbit failure would be charged to operations upon the occurrence of the loss. In the event of a partial failure, an impairment charge would be recorded to operations upon the occurrence of the loss if the undiscounted future cash flows were less than the carrying value of the satellite. The impairment charge would be measured as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The charge to operations resulting from either a complete or a partial failure would be reduced by insurance proceeds that were either due and payable to or received by Intelsat. Insurance proceeds received in excess of the carrying value of the satellite would be recorded as a gain and no impairment loss would be recognized. In the event the insurance proceeds equal the carrying value of the satellite, neither a gain nor an impairment loss would be recognized.

(g)	Business combinations

      The Company’s business combinations are accounted for in accordance with the provisions set forth in SFAS No. 141, Business Combinations, whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The portion of the purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to a business combination involves estimates and judgments made by management that may be adjusted during the allocation period, but in no case beyond one year from the date of the business combination.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 2	Summary of significant accounting policies — (Continued)

(h)	Goodwill and other intangible assets

      Goodwill represents the excess of costs over the estimated fair value of net tangible and separately identifiable intangible assets of businesses acquired. Intelsat accounts for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and other intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

(i)	Impairment of long-lived and amortizable intangible assets

      Intelsat accounts for long-lived and amortizable intangible assets in accordance with SFAS No. 144, which provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

      In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Goodwill and other intangible assets not subject to amortization are tested annually for impairment in accordance with SFAS No. 142, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Intelsat has determined it has one reporting unit, the enterprise level, under the criteria set forth by SFAS No. 142. During the fourth quarter of 2003, the Company completed its annual required assessment and determined no impairment of goodwill existed.

(j)	Share consolidation

      On June 4, 2002, Intelsat amended its bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Accordingly, all share and per share amounts in these notes and the accompanying consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

(k)	Shareholders’ equity

      Until the date of privatization, the IGO operated on a commercial basis as a cost-sharing cooperative. Each owner contributed capital to the IGO and received distributions in proportion to its investment share. Owners

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 2	Summary of significant accounting policies — (Continued)

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

(l)	Income taxes

      The IGO was exempt from U.S. and District of Columbia taxes under the terms of the Headquarters Agreement, dated November 24, 1976, between the government of the United States and the IGO. Upon privatization, Intelsat became subject to certain taxes in the various jurisdictions in which it operates. Intelsat’s headquarters are in Bermuda, where there is currently no income tax imposed.

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

(m)	Fair value of financial instruments

      SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in equity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. Management believes that the carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and deferred revenue approximate their fair values because of the short maturity of these financial instruments. The fair value of the Company’s debt instruments are determined based on quoted market prices, as shown in Note 12.

(n)	Concentration of credit risk

      Intelsat provides satellite services and extends credit to numerous customers in the telecommunications industry, which has experienced a downturn, including a significant number of bankruptcies. To the extent that the credit quality of Intelsat’s customers deteriorates, Intelsat may have exposure to credit losses. Management monitors its exposure to credit losses and maintains allowances for anticipated losses. Management believes it has adequate reserves to cover its exposure.

(o)	Currency and exchange rates

      Substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, Intelsat does not believe that it is exposed to material currency exchange risk. However, contracts with our customers in Brazil are denominated in Brazilian reais.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 2	Summary of significant accounting policies — (Continued)

      The functional currency of Intelsat’s consolidated affiliate is the Hong Kong dollar and the future cash and in-kind contribution commitments to this affiliate are denominated in Hong Kong dollars. As a result, the Company is subject to exposure with regard to changes in the value of the Hong Kong dollar as compared to the U.S. dollar. As of December 31, 2003, the cumulative foreign currency translation adjustment has been insignificant.

      Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

(p)	Comprehensive income

      SFAS No. 130, Reporting Comprehensive Income established standards for the reporting and displaying of comprehensive income and its components. Total comprehensive income for the year ended December 31, 2003 consisted of the Company’s net income, the change in the market value of available-for-sale securities, and changes in the minimum pension liability.

(q)	Stock-based compensation

      The Company has a stock-based employee compensation plan, which is described more fully in Note 14. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Consequently, no stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-based compensation.

	Years Ended December 31,

	2001	2002	2003

Net income, as reported	$498,983	$274,140	$181,119
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(439)	(2,567)	(2,709)

Pro forma net income	$498,544	$271,573	$178,410

Earnings per share:
Basic and diluted-as reported	$2.99	$1.66	$1.13

Basic and diluted-pro-forma	$2.99	$1.65	$1.11

(r)	Reclassifications

      Certain prior year amounts have been reclassified to conform to the current year presentation.

(s)	Unaudited pro forma information and income per ordinary share

      The accompanying unaudited pro forma income data for the year ended December 31, 2001 includes a provision for income taxes as if Intelsat had been subject to such taxes for the period presented. Basic and diluted

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 2	Summary of significant accounting policies — (Continued)

net income per ordinary share data for the year ended December 31, 2001 assumes that the 166,666,755 ordinary shares issued in connection with the privatization had been outstanding for this period.

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

(t)	Privatization initiative

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

(u)	Research and development

      Research and development costs are expensed as incurred. These costs were insignificant in 2001, 2002 and 2003.

(v)	Advertising costs

      Advertising costs are expensed as incurred. These costs were insignificant in 2001, 2002 and 2003.

(w)	Deferred satellite performance incentives

      The cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. Intelsat is contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. Historically, the satellite manufacturers have earned substantially all of these payments. Therefore, the Company accounts for these payments as deferred financing. The Company capitalizes the present value of these payments as part of the cost of the satellites and records a corresponding liability to the satellite manufacturers. These costs are amortized over the useful lives of the satellites and the liability is reduced as the payments are made.

(x)	New accounting pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard became effective during the first quarter of 2003. The adoption of SFAS No. 143 did not have a material impact on Intelsat’s results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 2	Summary of significant accounting policies — (Continued)

is incurred. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002 and could affect the timing of recognizing costs on future restructuring activities. The adoption of SFAS No. 146 did not have a material impact on Intelsat’s results of operations or financial position.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on Intelsat’s results of operations or financial position.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have an impact on Intelsat’s results of operations or financial position as of December 31, 2003. However, it could impact future revenue arrangements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements became effective in the first quarter of 2003. The adoption of SFAS No. 148 did not have a material impact on Intelsat’s results of operations or financial position.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This interpretation was revised in December 2003 (“FIN 46R”) to clarify the characteristics of a variable entity. FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46R in 2003 did not have a material impact on Intelsat’s results of operations or financial position as of December 31, 2003. However, management will continue to evaluate the impact that FIN 46R will have on Intelsat’s results of operations and financial position in future periods.

      In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15,

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 2	Summary of significant accounting policies — (Continued)

2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS No. 149 did not have a material impact on Intelsat’s results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how certain free-standing financial instruments with characteristics of both liabilities and equity are classified and measured. Financial instruments within the scope of SFAS No. 150 are required to be recorded as liabilities, or assets in certain circumstances, that may require reclassification of amounts previously reported in equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on Intelsat’s results of operations or financial position.

      In December 2003, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s results of operations or financial position. However, it could impact future revenue arrangements.

      In December 2003, the FASB issued a revision of SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106. The revision of SFAS No. 132 requires additional disclosures about plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit cost recognized in interim periods. The revision of SFAS No. 132 is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003 and has been reflected in Note 13. The adoption of the revised SFAS No. 132 did not have a material impact on Intelsat’s results of operations or financial position.

Note 3     Acquisitions

(a) Agreement to purchase the North American satellite assets of Loral Space & Communications Corporation

      On July 15, 2003, Intelsat, Ltd. and Intelsat (Bermuda), Ltd. entered into an asset purchase agreement with Loral Space & Communications Corporation and certain of its affiliates (together, the “Sellers”) to acquire certain of the Sellers’ satellites and related assets (the “Loral transaction”). Under the asset purchase agreement, as amended, the base purchase price for the assets to be acquired is $1,025,000, subject to adjustment. The assets to be acquired include four in-orbit satellites, one satellite under construction, the rights to orbital locations and various assets relating to the satellites and the business that the Sellers conduct on the satellites, including customer contracts. In addition, Intelsat has agreed to assume certain liabilities of the Sellers relating to the assets to be acquired. Under the terms of the asset purchase agreement, Intelsat had also agreed to acquire the Telstar 4 satellite, which was declared a total loss in September 2003. In October 2003, Intelsat and the Sellers amended the asset purchase agreement to provide that Intelsat will not acquire ownership of Telstar 4. The Sellers have announced that the Telstar 4 satellite was insured for $141,000 (unaudited), and Intelsat understands that the Sellers have filed an insurance claim for that amount.

      Under the asset purchase agreement, the purchase price for the assets to be acquired from the Sellers would be reduced by the amount of any insurance proceeds that the Sellers receive prior to the completion of the proposed Loral transaction, and Intelsat would be entitled to any insurance proceeds received after completion of the transaction, in each case net of warranty payments to customers made by the Sellers.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 3     Acquisitions — (Continued)

      The Sellers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and, prior to the Sellers’ emergence from bankruptcy protection, their assets may only be sold in accordance with the U.S. Bankruptcy Code. The sale of the assets subject to the asset purchase agreement to the Company was approved by the bankruptcy court on October 24, 2003.

      As discussed in Note 12, the Company intends to finance the proposed Loral transaction with the proceeds from its sale in November 2003 of the 5.25% Senior Notes due 2008 and the 6.50% Senior Notes due 2013. In addition, in December 2003, the Company entered into an $800,000 credit agreement, a portion of which the Company may use to finance the proposed Loral transaction to the extent that the proceeds from the sale of the Senior Notes are not sufficient for this purpose.

      The closing of the proposed Loral transaction is subject to the satisfaction or waiver of several conditions, including the existence, for a period or as of a date prior to the closing, of specified amounts of recurring revenues and backlog relating to the assets to be acquired. As discussed in Note 4, if the proposed Loral transaction fails to close on or prior to April 30, 2004, the Company will be required to redeem $700,000 in aggregate principal amount of the Company’s 5.25% Senior Notes due 2008 and 6.50% Senior Notes due 2013, and the Company’s new $800,000 credit agreement described in Note 12 would be terminated.

      Pursuant to the asset purchase agreement, the Company has agreed, upon the closing of the proposed transaction, to enter into a procurement agreement with Space Systems/Loral, Inc. (“SS/L”), an affiliate of the Sellers, for a new satellite to be launched into one of the Company’s existing orbital locations. The Company has agreed to make a deposit of $100,000 as prepayment for a portion of the purchase price of the new satellite, provided that SS/ L’s obligations under the procurement agreement have been secured by SS/ L’s and its affiliates’ interests in an in-orbit satellite, insurance proceeds relating thereto and other collateral that is not included in the Sellers’ assets to be acquired by the Company.

(b) COMSAT World Systems acquisition

      On November 25, 2002, Intelsat acquired most of the assets and certain liabilities of COMSAT World Systems, a business unit of COMSAT Corporation (“COMSAT”), and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. COMSAT is a wholly owned subsidiary of Lockheed Martin Corporation, Intelsat’s largest shareholder. COMSAT World Systems was a reseller of Intelsat capacity to customers located in the United States. The assets acquired included substantially all of COMSAT World Systems’ customer contracts for the sale of Intelsat’s capacity; two tracking, telemetry, command and monitoring (TTC&M) stations located in Clarksburg, Maryland and Paumalu, Hawaii; and a digital teleport facility in Clarksburg, Maryland. The purchase price for this transaction consisted of $56,033 in cash, the assumption of $57,687 in liabilities and a $20,000 7% note payable due in four installments of $5,000 each on January 1, 2007, 2008, 2009, and 2010. In the event Intelsat is not operating TTC&M facilities at the Clarksburg, Maryland location and certain triggering events described in the purchase agreement have occurred, up to $15,000 of the $20,000 note payable would not be due. Additionally, Intelsat incurred $1,047 in transaction costs in connection with this acquisition.

      The acquisition was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. The purchase price allocation was finalized during the fourth quarter of 2003.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 3     Acquisitions — (Continued)

Based upon the appraisals received and management’s estimates, the purchase price was allocated to the assets and liabilities acquired as follows:

Receivables, net of allowance of $13,734.	$13,069
Property and equipment	26,812
Deferred tax asset	8,236
Other assets	1,580
Goodwill	57,608
Intangible assets	27,462
Accounts payable and accrued expenses	(57,687)

Total consideration, net of assumed liabilities	$77,080

      The following unaudited pro forma results of operations for the years ended December 31, 2001 and 2002 are presented as though the acquisition had occurred at the beginning of the respective periods presented, after giving effect to purchase accounting adjustments relating to depreciation and amortization of assets acquired and other acquisition-related adjustments. The pro forma results of operations are not necessarily indicative of the combined results that would have occurred had the acquisition been consummated at the beginning of each period presented, nor are they necessarily indicative of future operating results.

	Years Ended
	December 31,

	2001	2002

	(unaudited)
Revenue	$1,142,595	$1,031,246
Net income	$528,266	$289,228
Basic and diluted net income per ordinary share	$3.17	$1.75

(c) Other acquisitions

      During 2002, the Company acquired teleport operations in Riverside, California and Fuchsstadt, Germany, in two separate transactions for a total purchase price of $6,416. In each of these transactions, substantially all of the purchase price was allocated to property and equipment acquired.

Note 4     Restricted cash

      Restricted cash relates to $700,000 of the $1,100,000 in aggregate principal amount of Intelsat’s Senior Notes issued in November 2003 that mature in 2008 and 2013. An aggregate of $700,000 in principal amount of the 2008 notes and 2013 notes is subject to mandatory redemption at a redemption price of 102% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the date of redemption. Mandatory redemption of these notes is required within 10 business days of the earliest to occur of any of the following events: 1) the asset purchase agreement relating to the proposed Loral transaction, described in Note 3(a), is terminated; 2) the Company’s new $800,000 credit agreement, as described in Note 12, is terminated on or prior to April 30, 2004, or the Company fails to meet any condition required for the extension of loans under the credit agreement on or prior to April 30, 2004 that is required to be satisfied, and has not been waived, on or prior to that date; or 3) the proposed Loral transaction, described in Note 3(a), is not completed on or prior to April 30, 2004. The remaining $400,000 in aggregate principal amount of the 2008 notes and 2013

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 4     Restricted cash — (Continued)

notes is not subject to mandatory redemption and would remain outstanding following the occurrence of any mandatory redemption event.

Note 5     Receivables

      Receivables were comprised of the following:

	As of December 31,

	2002	2003

Service charges:
Unbilled	$121,293	$88,821
Billed	106,136	134,234
Other	63,175	12,702
Allowance for doubtful accounts	(24,823)	(32,110)

Total	$265,781	$203,647

      Unbilled satellite utilization charges represent amounts earned and accrued as receivable from customers for their usage of the Intelsat satellite system in the fourth quarter of the year. These amounts are billed in January of the following year.

      Other receivables as of December 31, 2002 include $47,828 due from EADS Astrium as a result of the Company’s decision to terminate its order for the IS-10-01 satellite, as discussed further in Note 7.

Note 6     Satellites and other property and equipment

      Satellites and other property and equipment were comprised of the following:

	As of December 31,

	2002	2003

Satellites, launch vehicles and services	$6,820,485	$6,329,749
Information systems and ground segment	598,248	710,265
Washington, D.C. building and other	197,704	229,275

Total cost	7,616,437	7,269,289
Less: accumulated depreciation	(4,138,382)	(3,976,281)

Total	$3,478,055	$3,293,008

      Satellites and other property and equipment as of December 31, 2002 and 2003 included construction-in-progress of $359,009 and $197,228, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $76,240, $52,406, and $17,912 were capitalized in 2001, 2002 and 2003, respectively.

Note 7     Termination of Intelsat’s order for the IS-10-01 satellite

      In November 2002, Intelsat terminated its order for the IS-10-01 satellite, due to the manufacturer’s significant postponement in the delivery date of the satellite. As a result of this termination, Intelsat recorded a charge to its consolidated statement of operations of $34,358, representing the write-off of capitalized satellite

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 7     Termination of Intelsat’s order for the IS-10-01 satellite — (Continued)

program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs, net of the refund due from the manufacturer of the satellite and the launch vehicle deposit described below. In connection with its decision to terminate its order for the IS-10-01 satellite, Intelsat agreed with one of its launch vehicle providers, Sea Launch Limited Partnership (“Sea Launch”), to treat most of the payments made for the launch vehicle that could have been used for the launch of the IS-10-01 satellite as a credit for a future launch. Intelsat’s agreement with Sea Launch provided that this credit would decrease over time until Intelsat or another entity placed an order for a future launch with Sea Launch. Based on Intelsat’s estimate of when it might place such an order, Intelsat recorded a deposit of the minimum possible credit under its agreement with Sea Launch, net of certain expenses, of $23,150. During 2003, Intelsat was notified by Sea Launch that another entity had placed a launch order and therefore that the credit to which Intelsat is entitled under the agreement with Sea Launch will not be subject to further reduction. Because Intelsat’s credit with Sea Launch was fixed at an amount greater than the expected credit based on which Intelsat recorded the $23,150 deposit, during the year ended December 31, 2003, Intelsat reversed $3,000 of the $34,358 charge recorded for the year ended December 31, 2002, resulting in a deposit of $26,150 as of December 31, 2003. However, if Intelsat does not place an order for a future launch by July 31, 2005, Sea Launch has the right to terminate the agreement, in which case Intelsat will incur a termination liability of up to $19,125, in addition to forfeiture of the $26,150 deposit.

Note 8     Investment in affiliate

      In December 2002, Intelsat entered an agreement with WildBlue Communications, Inc. (“WildBlue”) to acquire a minority stake in WildBlue for a purchase price of $58,000. WildBlue is a company that plans to offer broadband Internet access services in the continental United States via Ka-band satellite capacity. The transaction closed on April 21, 2003, following the receipt of regulatory approvals and the satisfaction of other closing conditions. At the closing of the transaction, the Company contributed $56,513 in cash to WildBlue. This amount represented the $58,000 total purchase price for the Company’s investment in WildBlue net of a loan receivable for interim funding to WildBlue, plus accrued interest, and net of certain expenses incurred by Intelsat that were reimbursable by WildBlue. Intelsat applies the equity method to account for its investment in WildBlue. Therefore, Intelsat’s share in the losses of WildBlue, which were not significant to the Company’s consolidated results of operations for the year ended December 31, 2003, are included in other income, net in Intelsat’s consolidated statements of operations. Intelsat’s consolidated balance sheet at December 31, 2003 reflects the investment in WildBlue and the Company’s share of the results of operations of WildBlue from the date of Intelsat’s initial investment through December 31, 2003 as an investment in affiliate.

Note 9     Investment in consolidated affiliate

      In February 2003, Intelsat Hong Kong LLC (“Intelsat Hong Kong”) entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited (“TVB Holdings”) and Galaxy Satellite TV Holdings Limited (“Galaxy Holdings”), pursuant to which Intelsat Hong Kong agreed to contribute a total consideration valued at $542,000 in Hong Kong dollars (“HK$”), or approximately $69,500 in U.S. dollars at the date of the agreement, to acquire a 51% stake in Galaxy Holdings. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited (“Galaxy”), which holds licenses to provide pay television and teleport services in Hong Kong and launched a pay television service in February 2004. TVB Holdings holds the remaining 49% interest in Galaxy Holdings.

      Intelsat Hong Kong’s total contribution of HK$542,000 (approximately U.S. $69,500 at the date of the agreement) is comprised of HK$413,300 (approximately U.S. $53,000 at the date of the agreement) in cash,

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 9     Investment in consolidated affiliate — (Continued)

payable in installments in 2003, 2004 and 2005, and HK$128,700 (approximately U.S.$16,500 at the date of the agreement) in kind in the form of satellite capacity to be provided to Galaxy. TVB Holdings agreed to contribute a total consideration valued at HK$520,750, consisting of HK$196,600 in cash, payable in installments in 2003, 2004 and 2005, and HK$324,150 in kind in the form of programming to be provided to Galaxy by Television Broadcasts Limited, which is the parent company of TVB Holdings. In February 2003, Intelsat Hong Kong and TVB Holdings each made its required 2003 cash contribution. For Intelsat Hong Kong, this cash contribution was HK$173,900, or approximately U.S.$22,300. Under the agreement, if the board of directors of Galaxy Holdings determines that the aggregate amount of the cash contributions made by Intelsat Hong Kong and TVB Holdings in 2003, 2004 and 2005 as set forth above is insufficient to fund Galaxy’s start-up and initial operational costs, then Intelsat Hong Kong and TVB Holdings are required to make additional cash contributions up to an aggregate of HK$170,100, or approximately U.S.$21,800 at the date of the agreement. The amount of any such contributions that Intelsat Hong Kong and TVB Holdings would be required to make would be based on their percentage ownership interests in Galaxy Holdings at the time of the contributions.

      Intelsat’s consolidated financial statements include the assets and liabilities of Galaxy Holdings and Galaxy as of December 31, 2003, as well as the results of operations of Galaxy Holdings and Galaxy from the date of Intelsat’s initial investment in Galaxy Holdings through December 31, 2003. The results of operations of Galaxy Holdings and Galaxy were not significant to the Company’s consolidated results of operations for the twelve months ended December 31, 2003. TVB Holdings’ interest in the net assets of Galaxy Holdings and Galaxy as of December 31, 2003 is reflected in the consolidated financial statements as a minority interest in consolidated affiliate. Intelsat reflects the minority interest’s share of losses as a component of other income, net in its consolidated financial statements. The amount of the minority interest’s share of losses is insignificant to Intelsat’s results of operations for all periods presented.

      The pro forma results of operations for Intelsat’s investment in Galaxy Holdings, had the investment occurred at the beginning of 2002 or 2003, are not significant, and accordingly have not been provided.

Note 10     Goodwill and other intangible assets

      The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following:

	As of December 31,

	2002	2003

Customer relationships	$26,824	$26,824
Business application software	638	638

Subtotal	27,462	27,462
Less: accumulated amortization	—	(2,257)

Total	$27,462	$25,205

      During the year ended December 31, 2002, the Company acquired $26,824 of customer relationships and $638 of business application software in the acquisition of most of the assets and certain liabilities of COMSAT World Systems as described in Note 3(b). The customer relationships have an average life of fourteen years and the business application software has an average life of two years. The Company recorded no amortization expense for the year ended December 31, 2002. The Company recorded amortization expense of $2,257 for the year ended December 31, 2003.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 10     Goodwill and other intangible assets — (Continued)

      Scheduled amortization charges for the intangible assets as of December 31, 2003 are as follows:

Customer Relationships and
Business Application Software

2004	$2,373
2005	$1,916
2006	$1,916
2007	$1,916
2008	$1,916
2009 and thereafter	$15,168

      The carrying amount of acquired intangible assets not subject to amortization consisted of the following:

	As of December 31,

	2002	2003

Goodwill	$56,799	$58,202

      The change in the carrying amount of goodwill for the year ended December 31, 2003 of $1,403 is comprised of $594 of goodwill associated with the consolidation of Galaxy, as described in Note 9, and $809 resulting from finalizing the COMSAT World Systems acquisition purchase price allocation during the fourth quarter of 2003, as described in Note 3(b).

      On January 1, 2002, the Company adopted SFAS No. 142, which provides that intangible assets with finite useful lives be amortized and that goodwill and other intangible assets with indefinite lives not be amortized but rather be tested for impairment annually or when a change in circumstances occurs. Intelsat has determined under the criteria set forth by SFAS No. 142 that, for such impairment testing, the Company has only one reporting unit, which is at the enterprise level.

      During the fourth quarter of 2003, the Company completed its required annual assessment of any potential goodwill impairments and determined that no goodwill was impaired. As of December 31, 2002 and 2003, the Company did not have any acquired other intangible assets with indefinite useful lives.

Note 11     Termination of portion of deferred satellite performance incentive liability

      In June 2003, Intelsat LLC entered into amendments to its satellite construction agreements with SS/ L, pursuant to which Intelsat terminated a portion of its liability to SS/ L to make satellite performance incentive payments for the Intelsat VII/ VIIA and IX series satellites manufactured by SS/ L in exchange for a total cash payment of $60,000. Intelsat’s obligation to pay the portions of these incentive payments that are payable by SS/ L to its subcontractors has not been terminated, and Intelsat will continue to be required to make payments as due with respect to these portions.

      The amendments provide for SS/ L to remain liable under its satellite construction agreements with Intelsat LLC for amounts that may become due in connection with SS/ L’s failure to provide satellite anomaly support as requested by Intelsat or in connection with other specified matters. As security for SS/ L’s obligation to pay any such amounts that become due, $5,000 of the $60,000 cash payment is being held in escrow, and SS/ L is obligated to maintain a minimum balance of $5,000 in the escrow account until the orbital design lives of all of the Intelsat VII/ VIIA and IX series satellites have ended. Other than with respect to the specified situations in which SS/ L remains liable, Intelsat has no further financial recourse to SS/ L under the terms of the amended satellite construction agreements.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 11     Termination of portion of deferred satellite performance incentive liability — (Continued)

      On June 30, 2003, Intelsat paid $53,351 of the $60,000 cash payment due in connection with the amendments to the satellite construction agreements. At the time that this payment was made, Intelsat recorded a $95,051 reduction in its total satellite performance incentive payment liability, a $36,455 net reduction in the cost of its satellites and other property and equipment and a $1,404 reduction in accrued interest. In July 2003, Intelsat paid the $6,649 remaining to be paid of the $60,000 total cash payment.

      This accounting treatment reflects the renegotiation of a contract pursuant to which a portion of Intelsat’s existing satellite performance incentive liability was terminated, the portion of the Company’s satellite costs that was attributable to these performance incentives was written off and the amount of the Company’s payment was treated as the renegotiated value of these performance incentives and capitalized as part of the cost of the satellites.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 12     Notes payable, long-term debt and other financing arrangements

      The carrying amounts and estimated fair values of notes payable and long-term debt were as follows:

	As of December 31,

	2002		2003

	Amount	Fair Value	Amount	Fair Value

Commercial paper	$43,978	$43,978	$—	$—
Dragon bond 6.625% Notes due March 22, 2004.	200,000	201,738	200,000	201,872
Eurobond 8.375% Notes due October 14, 2004.	200,000	206,728	200,000	209,000
Eurobond 8.125% Notes due February 28, 2005.	200,000	205,808	200,000	211,832
5.25% Senior Notes due November 1, 2008.	—	—	400,000	409,968
Discount, net of amortization, on the 5.25% Senior Notes due November 1, 2008.	—	—	(98)	—
7.625% Senior Notes due April 15, 2012.	600,000	582,528	600,000	678,660
Discount, net of amortization, on the 7.625% Senior Notes due April 15, 2012.	(4,007)	—	(3,700)	—
6.50% Senior Notes due November 1, 2013.	—	—	700,000	734,020
Discount, net of amortization, on the 6.50% Senior Notes due November 1, 2013.	—	—	(2,117)	—
Note payable to Lockheed Martin Corporation, 7%, payable in annual installments of $5,000, beginning January 1, 2007.	20,000	20,000	20,000	20,000
Note payable to TVB Holdings, 8%, $6,598 and $8,284 payable in 2007 and 2008, respectively	—	—	14,882	14,882
Capital lease obligations	48,495	48,495	40,263	40,263

Total long-term debt	$1,308,466	$1,309,275	$2,369,230	$2,520,497

Less:
Commercial paper	43,978	43,978	—	—
Current portion of capital lease obligations	6,618	6,618	5,290	5,290
Notes payable	—	—	1,098,591	1,140,156

Total current portion	$50,596	$50,596	$1,103,881	$1,145,446

Total long-term debt, excluding current portion	$1,257,870	$1,258,679	$1,265,349	$1,375,051

      The fair value of the note payable to Lockheed Martin Corporation and the note payable to TVB Holdings is in each case assumed to be equal to the book value of such note. The payment of up to $15,000 of the $20,000 note payable to Lockheed Martin Corporation is contingent upon the non-occurrence of certain events that are outside the control of the Company, such as certain governmental actions relating to use of the Clarksburg, Maryland facility that the Company acquired in connection with the COMSAT transaction (see Note 3(b)). The note payable to TVB Holdings is a note payable by Galaxy, a company that has limited operations, to a party related to it, TVB Holdings, which owns a 49% interest in Galaxy. Because of the contingency associated with the note payable to Lockheed Martin Corporation and the factors described above with respect to the note payable to TVB Holdings, the Company does not believe that it is practicable to determine the fair value of these notes.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 12     Notes payable, long-term debt and other financing arrangements — (Continued)

      During 2002, the average daily balance of commercial paper borrowings outstanding was approximately $137,528, at an average effective borrowing rate of 2.0% per annum. During 2003, the average daily balance of commercial paper borrowings outstanding was approximately $17,884 at an average effective borrowing rate of 1.4% per annum.

      To support Intelsat’s commercial paper program and to provide funding for general corporate purposes, the Company has in place a $500,000 three-year unsecured revolving credit facility, which the Company entered into on March 21, 2002 with a group of financial institutions. At Intelsat’s option, borrowings under the revolving credit facility will bear interest either at Citibank, N.A.’s base rate or at the Eurodollar rate plus an applicable margin. Under the terms of the credit facility, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio and a ratio of debt to EBITDA (as defined in the credit agreement). Prior to Intelsat’s issuance in November 2003 of an aggregate of $1,100,000 in Senior Notes, the lenders under Intelsat’s revolving credit facility waived the inclusion of the mandatorily redeemable portion of the Senior Notes (see Note 4) as debt for purposes of calculating the financial ratios under the credit facility. The waivers are effective until the earlier to occur of April 30, 2004 or the completion of the proposed Loral transaction. Giving effect to the waivers, as of December 31, 2003, Intelsat was in compliance with its covenants under the revolving credit facility. In addition, at December 31, 2003, there were no borrowings outstanding under the revolving credit facility.

      In April 2002, Intelsat issued $600,000 in aggregate principal amount of 7.625% Senior Notes due 2012. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 the $200,000 Eurobond 7.375% Notes that had been outstanding. The discount on the Senior Notes represents the difference between the issue price and the face value of the notes. In addition, the Company incurred debt issuance costs of approximately $7,600. Both the discount and the debt issuance costs are amortized as interest expense over the life of the Senior Notes utilizing the effective interest method.

      In November 2003, Intelsat issued $400,000 in aggregate principal amount of 5.25% Senior Notes due 2008 and $700,000 in aggregate principal amount of 6.50% Senior Notes due 2013. Intelsat intends to use the net proceeds from the sale of such notes to finance the proposed Loral transaction and for general corporate purposes. If the Company’s $200,000 in aggregate principal amount of Dragon bond 6.625% Notes due March 22, 2004 becomes due prior to completion of the proposed Loral transaction, the Company intends to use a portion of the net proceeds from the sale of the Senior Notes to pay the Dragon bonds. The discount on the Senior Notes represents the difference between the issue price and the face value of the notes. Additionally, the Company incurred debt issuance costs of approximately $23,600. Both the discount and the debt issuance costs are amortized as interest expense over the life of the Senior Notes utilizing the effective interest method. The Company will be required to redeem $700,000 in aggregate principal amount of the Senior Notes at a redemption price of 102% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, and any other amounts due to the date of redemption if any of the following mandatory redemption events occur: (1) the asset purchase agreement relating to the proposed Loral transaction, discussed in Note 3(a), is terminated, (2) the Company’s new $800,000 credit agreement is terminated on or prior to April 30, 2004 or the Company fails to meet any condition required for the extension of loans under the credit agreement on or prior to April 30, 2004 that is required to be satisfied, and has not been waived, on or prior to that date or (3) the proposed Loral transaction, discussed in Note 3(a), is not completed on or prior to April 30, 2004. A portion of the proceeds from the sale of the Senior Notes in November 2003 would be used for this purpose and accordingly have been classified as a current liability in Intelsat’s consolidated balance sheet as of December 31, 2003.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 12     Notes payable, long-term debt and other financing arrangements — (Continued)

      In December 2003, Intelsat entered into a credit agreement with a group of banks for an $800,000 three-year unsecured credit facility, consisting of a $400,000 term loan facility and a $400,000 revolving facility. The closing of the new facility is subject to the satisfaction of specified conditions, including the completion of the proposed Loral transaction. Upon the closing of the new credit facility, the $400,000 revolving facility will replace Intelsat’s existing $500,000 three-year unsecured revolving credit facility. Intelsat intends to use the new revolving facility to finance the proposed Loral transaction to the extent that the proceeds from its sale in November 2003 of $400,000 and $700,000 in Senior Notes are not sufficient for this purpose and for working capital requirements. In addition, Intelsat may use the new term loan facility to pay its near-term debt obligations as they become due. Intelsat expects that the new revolving credit facility will also be used to support its commercial paper program. Intelsat’s new credit facility contains financial and operating covenants that, among other things, require the Company to maintain financial coverage ratios and limit the Company’s ability to pledge its assets as security for additional borrowings. In addition, Intelsat’s new credit facility will, upon its closing, limit the Company’s ability to pay dividends on its ordinary shares. If the proposed Loral transaction is not completed and the new credit facility does not close, Intelsat expects to use proceeds from the issuance of the 5.25% Senior Notes due 2008 and the 6.50% Senior Notes due 2013 to repay the Dragon bond 6.625% Notes due March 22, 2004 and the $200,000 Eurobond 8.375% Notes due October 14, 2004.

      As described in Note 9 above, Intelsat’s consolidated balance sheet includes Galaxy’s assets and liabilities as of December 31, 2003. The note payable to TVB Holdings for $14,882 is a note payable by Galaxy.

      Of Intelsat’s two capital leases, one had an obligation of $65,757, incurred in 1999, in connection with a lease agreement to acquire additional satellite capacity. The remaining capital lease is insignificant to the consolidated financial statements. As of December 31, 2003, the remaining capital lease obligations amounted to $40,263, of which $34,973 was long-term and $5,290 was current.

      Intelsat’s policy is to classify commercial paper borrowings supported by revolving credit facilities as long-term debt if Intelsat has the ability and the intent to maintain these obligations for longer than one year.

Note 13     Retirement plans and other retiree benefits

(a) Pension and other post-retirement benefits

      Intelsat maintains a noncontributory defined benefit retirement plan covering substantially all employees hired prior to July 19, 2001. The cost under this plan is calculated by an actuary using a formula based upon employees’ remuneration, dates of hire and years of eligible service. Intelsat has historically funded the plan based on actuarial advice using the projected unit credit cost method. Concurrent with Intelsat’s privatization in 2001, the plan became subject to the provisions of the Employee Retirement Income Security Act of 1974, and, as such, Intelsat expects that its future contributions to the plan will be based on the minimum requirements of the Internal Revenue Service and on the plan’s funded position. Employees hired on or after July 19, 2001 are eligible to participate in a defined contribution plan (see Note 13(b)).

      In addition, Intelsat provides health benefits for employees hired prior to January 1, 2004 who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. The cost under this unfunded plan is calculated by an actuary based on the level of benefits provided, years of service and certain other factors.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 13     Retirement plans and other retiree benefits — (Continued)

      The following tables provide summaries of the projected benefit obligations, plan assets and funded status of the plans as of December 31, 2002 and 2003 based on valuation dates of September 30, 2002 and 2003.

			Other Post-retirement
	Pension Benefits		Benefits

	2002	2003	2002	2003

Change in benefit obligation
Benefit obligation, October 1,	$265,769	$280,269	$52,335	$54,389
Service cost	4,002	5,765	3,647	5,177
Interest cost	18,943	19,030	3,706	3,780
Benefits paid	(16,126)	(18,056)	(2,450)	(2,515)
Plan amendments	—	—	—	(1,733)
Acquisitions	—	7,149	—	5,154
Curtailment	—	—	—	(2,584)
Actuarial (gain)/loss	7,681	13,969	(2,849)	18,870

Benefit obligation, September 30,	$280,269	$308,126	$54,389	$80,538

Change in plan assets
Plan assets at fair value October 1,	$234,442	$211,939	$—	$—
Actual return on plan assets	(7,146)	38,671	—	—
Acquisitions	—	6,031	—	—
Contributions by Intelsat	—	40,000	—	—
Benefits paid	(15,357)	(17,607)	—	—

Plan assets at fair value September 30,	$211,939	$279,034	$—	$—

Funded status of the plans
Funded status of the plans	($68,330)	($29,092)	($54,389)	($80,538)
Unrecognized net (gain)/loss	60,072	56,827	(12,070)	7,609
Unrecognized prior service cost	1,533	1,216	—	(1,733)
Unrecognized transition obligation	366	326	—	—
Fourth-quarter contributions to the plans	110	114	839	699
Intangible asset	(2,340)	—	—	—
Amount included in other comprehensive income	(21,524)	(2,067)	—	—

Accrued benefits costs, December 31,	($30,113)	$27,324	($65,620)	($73,963)

Discount rate	6.75%	6.00%	6.75%	6.00%
Expected rate of return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	4.50%	3.75%	—	—

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

      During 2003, the Company made $40,000 in cash contributions to the retirement plan. However, the plan’s accumulated benefit obligation at September 30, 2003 still exceeded the fair value of its assets. As a result, the Company adjusted the minimum pension liability such that as of December 31, 2003, $19,457 of the net additional minimum pension liability of $21,524 was reversed along with the $2,340 previously recorded in other

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 13     Retirement plans and other retiree benefits — (Continued)

assets. The effect of this adjustment resulted in the Company having an additional minimum pension liability of $2,067, or $1,270 after tax, recorded as accumulated other comprehensive loss as of December 31, 2003.

      Plan assets include investments in equity and bond funds, U.S. government securities and liquid reserve funds.

      The weighted-average asset allocation of our pension plan assets at September 30 were:

Asset Category	2002	2003

Equity securities	58%	63%
Debt securities	41	33
Real estate	1	—
Cash equivalents	—	4

Total	100%	100%

      The Company’s pension plan assets are managed in accordance with an investment policy adopted by the pension committee. The investment policy currently includes target allocation percentages of 65% for investments in equity securities and 35% for investments in fixed income securities. There is typically no allocation to cash but there was a cash contribution made on September 30, 2003 to the pension plan assets that had yet to be invested as of that date. There are restrictions on investment managers to prevent the concentration of investments in the securities of any one company or industry, the purchase of tax-exempt securities, direct investments in commodities and short sales and to impose other restrictions. The expected long-term rate of return on plan assets was based on historical returns.

      The Company expects to contribute $456 to its pension plan during 2004 and it does not expect to make any contributions to its post-retirement health insurance plan, which is an unfunded plan.

      Net periodic pension and other post-retirement benefits costs include the following components for 2001, 2002 and 2003:

				Other Post-retirement
	Pension Benefits			Benefits

	2001	2002	2003	2001	2002	2003

Service cost	$7,682	$4,002	$5,765	$2,761	$3,647	$5,177
Interest cost	16,999	18,943	19,030	3,315	3,706	3,780
Expected return on plan assets	(22,358)	(22,179)	(22,054)	—	—	—
Amortization of unrecognized transition asset	41	41	41	—	—	—
Amortization of unrecognized prior service cost	(170)	66	49	—	—	—
Amortization of unrecognized net loss (gain)	(868)	181	595	(1,221)	(531)	(809)

Total costs	$1,326	$1,054	$3,426	$4,855	$6,822	$8,148

      Depending upon actual future health care claims experience, Intelsat’s actual costs may vary significantly from those projected above. As of September 30, 2002 and 2003, the assumed health care cost trend rate was a constant 7%.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 13     Retirement plans and other retiree benefits — (Continued)

      Increasing the assumed health care cost trend rate by 1% each year would increase the other post-retirement benefits obligation as of September 30, 2003 by $11,355. Decreasing this trend rate by 1% each year would reduce the other post-retirement benefits obligation as of September 30, 2003 by $9,526. A 1% increase or decrease in the assumed health care cost trend rate would increase or decrease the aggregate service and interest cost components of net periodic other post-retirement benefits cost for 2003 by $1,721 and $1,409, respectively.

(b) Other retirement plans

      Intelsat maintains two defined contribution retirement plans in the United States. One of these plans provides benefits to employees based in the United States who were hired before July 19, 2001, and the other plan provides benefits to employees based in the United States hired on or after July 19, 2001. The Company recognized compensation expense of $1,750, $2,167 and $2,666 during 2001, 2002 and 2003 related to these defined contribution retirement plans. Intelsat also maintains an unfunded deferred compensation plan for executives; however, benefit accruals under the plan were discontinued during 2001. The accrued liability for the deferred compensation plan for executives was $951 and $1,542 as of December 31, 2002 and 2003, respectively. Intelsat maintains other defined contribution retirement plans in several non-U.S. jurisdictions.

Note 14     Share option plan

      In July 2001, Intelsat established a share option plan. Under the share option plan, employees, directors, independent contractors, advisors and consultants are eligible to receive awards of share options. The maximum number of ordinary shares that may be issued under the share option plan is 3,333,333.

      The share option plan enables the holder of options to purchase ordinary shares at a specified exercise price. The exercise price is established on the date of grant and may not be less than the fair market value of the ordinary shares on that date. Options generally vest over a three-year period, in equal one-third installments on each of the first, second and third anniversaries of the date of grant, with a term not to exceed ten years. In general, the options granted, once vested, may be exercised only after the earlier of the first anniversary of Intelsat’s initial public equity offering and the third anniversary of the date of grant.

      A summary of the share option activity is presented below:

	Share Options	Weighted-Average
	Outstanding	Exercise Price

Options outstanding at January 1, 2001	—	—
Options granted	2,938,631	$19.05
Options canceled	(992)	$19.05

Options outstanding at December 31, 2001	2,937,639	$19.05
Options granted	248,739	$16.17
Options canceled	(279,033)	$19.05

Options outstanding at December 31, 2002	2,907,345	$18.80
Options granted	397,564	$14.90
Options canceled	(76,523)	$18.76

Options outstanding at December 31, 2003	3,228,386	$18.32

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 14     Share option plan — (Continued)

      The following table summarizes information about share options outstanding at December 31, 2003:

			Weighted-Average
	Share Options	Share Options	Remaining Contractual
Option Price Per Share	Outstanding	Exercisable	Life (years)

$19.05.	2,588,171	—	7.8
$16.17.	246,463	—	9.0
$14.90.	393,752	—	9.6

	3,228,386	—	8.1

      SFAS No. 123, Accounting for Stock-Based Compensation, defines a “fair value based method” of accounting for stock-based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. Prior to the issuance of SFAS No. 123, stock-based compensation was accounted for under the “intrinsic value method” as defined by APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, compensation is the excess, if any, of the market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 allows an entity to continue to use the intrinsic value method. However, entities electing the accounting in APB Opinion No. 25 are required to make pro forma disclosures as if the fair value based method of accounting had been applied. Intelsat applies APB Opinion No. 25 and the related interpretations in accounting for its stock-based compensation. Accordingly, no compensation expense has been recognized, as all of the options granted had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant.

      The weighted-average fair value per share of the options granted during 2001, 2002 and 2003 was $4.21, $2.26 and $2.78 at the respective grant dates. In determining pro forma net income, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. During the years ended December 31, 2001, 2002 and 2003, Intelsat used the minimum value method for the expected volatility assumption. In addition, the following weighted-average assumptions were used for grants made during the years ended December 31, 2001, 2002 and 2003:

	Years Ended
	December 31,

	2001	2002	2003

Risk-free interest rate	5.0%	3.0%	4.2%
Expected term	5 years	5 years	5 years
Dividend yield	—	—	—
Expected volatility	—	—	—

      Subject to the approval of Intelsat’s shareholders, in January 2004, the Company’s board of directors approved a 2004 share incentive plan and the reservation of 6,720,000 ordinary shares for issuance under the plan. The Company intends to hold a special general meeting of its shareholders in the first half of 2004 in order to obtain approval of the 2004 share incentive plan, the reservation of shares for issuance under the plan and the issuance of shares under the plan.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 15     Income taxes

      The provision for income taxes consisted of the following:

	Years Ended
	December 31,

	2001	2002	2003

Current	$35,946	$28,764	$8,088
Deferred	(30,587)	4,257	18,041

Total provision for income taxes	$5,359	$33,021	$26,129

      Because Bermuda does not currently impose an income tax, Intelsat’s statutory tax rate is zero. The difference between tax expense reported in the accompanying statement of operations and tax computed at statutory rates is attributable to the provision for foreign taxes, which were principally U.S. and U.K. taxes.

      The components of Intelsat’s net deferred tax asset were as follows:

	Years Ended
	December 31,

	2002	2003

Deferred tax assets:
Accrued liabilities	$5,679	$8,705
Bad debt reserve	—	5,446
Accrued retirement benefits	38,356	18,315
Net operating loss carry forward	—	3,176
Alternative minimum tax credit carry forward	—	745
Other	—	379

Total deferred tax assets	44,035	36,766
Deferred tax liabilities:
Basis difference of depreciation	(9,096)	(17,898)
Basis difference of intangibles	—	(1,541)
Unrealized gain on available-for-sale securities	—	(860)

Total net deferred tax asset	$34,939	$16,467

Note 16     Contractual commitments

      In the further development and operation of Intelsat’s commercial global communications satellite system, significant additional expenditures are anticipated.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 16     Contractual commitments — (Continued)

      The portion of these additional expenditures represented by contractual commitments as of December 31, 2003 and the expected year of payment are as follows:

		Satellite
		performance
	Capital	incentives and
	leases	other capital	Expense	Total

2004	$7,827	$174,849	$62,341	$245,017
2005	9,200	22,682	56,458	88,340
2006	9,200	10,741	62,537	82,478
2007	9,200	9,129	79,289	97,618
2008	9,200	7,405	91,213	107,818
2009 and thereafter	3,756	37,895	220,868	262,519

	$48,383	$262,701	$572,706	$883,790

Less: amount representing interest on capital lease obligations and deferred satellite performance incentives	(8,120)	(23,113)	—	(31,233)

Total net commitments	$40,263	$239,588	$572,706	$852,557

      Due to the nature of its business, Intelsat has large contracts for satellite construction and launch services and pays significant amounts to a limited number of suppliers for assets and services scheduled for future delivery.

      In the table above, capital commitments in 2005 include the cash deposit related to termination of Intelsat’s order for the IS-10-01 satellite that will be applied against the cost of a future launch or will be forfeited if Intelsat does not place a launch order by July 31, 2005. See Note 7 for further discussion.

      Intelsat leases space in its Washington, D.C. building to various tenants. As of December 31, 2003, the minimum rental income anticipated with respect to these leases is approximately $16,031, of which $8,924 is expected to be received during the next five years. Rental income is included in other income in the accompanying consolidated statements of operations.

Note 17     Contingencies

(a) Insurance

      At December 31, 2003, Intelsat had insurance covering the in-orbit operations of six Intelsat IX series satellites. Under the terms of this policy, Intelsat co-insures $150,000 of the net book value of each satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. This insurance policy expires in November 2004. Intelsat does not have in-orbit insurance coverage for the 16 satellites not covered under this insurance policy. These 16 satellites individually have a net book value of less than $150,000.

      At December 31, 2003, a seventh Intelsat IX series satellite, the IS-907 satellite, was insured under a policy covering its launch and first year of in-orbit operations in an amount equal to its cost, excluding satellite performance incentives. This policy expired on February 14, 2004, and IS-907 then became insured under the policy covering the other Intelsat IX series satellites with Intelsat co-insuring $150,000 of the net book value of

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 17     Contingencies — (Continued)

the satellite and the insurers covering the balance of the net book value, excluding capitalized performance incentives.

      Intelsat has obtained launch insurance for the book value of the IS-10-02 satellite under construction. For the period from the satellite’s separation from the launch vehicle through in-orbit testing, Intelsat obtained insurance covering the book value of the satellite, excluding capitalized performance incentives. After completion of the in-orbit testing period, Intelsat will co-insure approximately $53,000 of the net book value of the IS-10-02 satellite through its first year of in-orbit operations, with insurers covering the balance of the net book value, excluding capitalized performance incentives.

(b) Litigation and claims

      The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

(c) MFC and LCO protections

      Most of the customer service commitments entered into prior to the privatization were transferred to Intelsat pursuant to novation agreements. These agreements contain provisions, including provisions for most favored customer (“MFC”) and lifeline connectivity obligation (“LCO”) protections, that constrain Intelsat’s ability to price services in some circumstances. MFC protection entitles eligible customers to the lowest rate Intelsat charges after July 18, 2001 for satellite capacity having substantially the same technical and commercial terms, subject to limited exceptions. MFC protection continues until July 18, 2006. Intelsat management does not believe that the MFC terms significantly restrict the Company’s ability to price services competitively. Intelsat’s LCO contracts require the Company to provide customers with the right to renew their service commitments covered by LCO contracts at prices no higher than the prices charged for those services on the privatization date. Under some circumstances, Intelsat may also be required by an LCO contract to reduce the price for a service commitment covered by the contract. LCO protection may continue until July 18, 2013. As of December 31, 2003, Intelsat had not been required to reduce prices for its LCO-protected service commitments.

(d) ORBIT Act

      Intelsat is subject to the requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act (the “ORBIT Act”), which sets forth criteria that the U.S. Federal Communications Commission (the “FCC”) must evaluate in considering Intelsat’s license and renewal applications and in connection with customer requests for authorization to use Intelsat’s satellite capacity to provide “non-core services” to, from or within the United States and to provide “additional services.” “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. The FCC defines “additional services” as direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band. One of the statutory criteria requires Intelsat to make an initial public offering by no later than June 30, 2004. If the FCC determines that Intelsat has failed to comply with the requirements of the ORBIT Act, the FCC may impose limitations on or deny Intelsat’s applications for satellite licenses and for the renewal of these licenses and may limit or revoke previous authorizations to provide “non-core services” to, from or within the United States. The FCC may also deny licensing for “additional services.”

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 18     Business segment and geographic information

      Intelsat operates in a single industry segment, in which it provides satellite services to its communications customers around the world. Intelsat’s shareholders generated approximately 89%, 78% and 53% of revenue in 2001, 2002 and 2003, respectively.

      The geographic distribution of Intelsat’s revenue was as follows:

	Years Ended
	December 31,

	2001	2002	2003

Europe	29%	29%	25%
North America and the Caribbean	24%	24%	27%
Asia Pacific	18%	17%	17%
Latin America	13%	13%	11%
Sub-Saharan Africa	9%	11%	13%
Middle East and North Africa	7%	6%	7%

      Approximately 15%, 12%, and 5% of Intelsat’s revenue was derived from its largest customer in 2001, 2002 and 2003, respectively. No other single customer accounted for more than 5% of revenue in any of those years. The ten largest customers accounted for approximately 43% of Intelsat’s revenue in 2001, approximately 36% of Intelsat’s revenue in 2002, and approximately 35% of Intelsat’s revenue in 2003. Revenue by region is based on the locations of customers to which services are billed.

      Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

Note 19     Restructuring costs

Accrued restructuring costs, January 1, 2001	$—
Restructuring costs charged	7,300
Amounts paid	(3,600)

Accrued restructuring costs, December 31, 2001	3,700
Restructuring costs charged	5,522
Amounts paid	(4,598)

Accrued restructuring costs, December 31, 2002	4,624
Amounts paid	(3,787)
Reversal of accrual	(837)

Accrued restructuring costs, December 31, 2003	$—

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

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 19     Restructuring costs — (Continued)

      In December 2002, Intelsat reduced the size of its workforce by 130 employees, or approximately 12%, reflecting efforts to streamline operations in response to market and industry conditions. As a result of the workforce reduction, severance costs of $5,522 were incurred in 2002. At December 31, 2002, accrued restructuring costs of $4,624 were included in accounts payable and accrued liabilities reflected in the accompanying consolidated balance sheet. Due to a change in estimate of the restructuring costs accrued during 2002, the Company reversed $837 during 2003. All costs were paid by the end of 2003.

Note 20     Customer reorganizations

(a) WorldCom reorganization

      Upon the closing of the COMSAT acquisition described in Note 3, WorldCom, Inc. became one of Intelsat’s largest customers. On July 21, 2002, WorldCom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Revenue generated from WorldCom, Inc. and its affiliates as direct customers was $7,325 and $10,715 for the years ended December 31, 2001 and 2002, respectively. Based upon information provided by Lockheed Martin Corporation, WorldCom, Inc. accounted for approximately $60,000 (unaudited) of COMSAT’s revenue from the sale of Intelsat capacity for the year ended December 31, 2001 and approximately $47,800 (unaudited) for the period from January 1, 2002 to the date of closing of the COMSAT acquisition described in Note 3. On a pro forma basis, WorldCom, Inc. and its affiliates would have accounted for approximately 6% of revenue (unaudited) in each of the years ended December 31, 2001 and 2002, had the acquisition of COMSAT World Systems closed at the beginning of 2001. Although the bankruptcy court in October 2003 approved WorldCom, Inc.’s plan of reorganization, management cannot predict the effect that WorldCom, Inc.’s bankruptcy proceedings will have on future revenue. For the year ended December 31, 2003, revenue generated from WorldCom, Inc. and its affiliates was approximately $43,200. At December 31, 2003, Intelsat had receivables of $13,021 due from WorldCom, Inc. and affiliates, of which $6,676 was reserved for in the allowance for doubtful accounts and $8,416 related to pre-petition receivables.

(b) Verestar, Inc. reorganization

      Verestar, Inc., one of Intelsat’s largest customers, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 22, 2003. Revenue generated from Verestar, Inc. and its affiliates for the years ended December 31, 2002 and 2003, was approximately $19,800 and $24,900, respectively. As of December 31, 2003, Intelsat had receivables of $7,867 due from Verestar, Inc. and its affiliates. The Company believes it has adequate reserves to cover its exposure. Management cannot predict the effect that Verestar, Inc.’s bankruptcy proceedings will have on future revenue.

Note 21     Related party transactions

(a) Shareholder collateral and other deposits

      Included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets are collateral and other deposits held from customers that are also shareholders in the amounts of $20,646 and $18,976 at December 31, 2002 and 2003, respectively. Collateral generally represents cash balances held in accordance with service agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 21     Related party transactions — (Continued)

(b) Teleglobe Insolvency and Share Purchase Agreement

      On May 15, 2002, one of Intelsat’s largest customers and one of its shareholders, Teleglobe Inc., filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result of financial difficulties experienced by Teleglobe Inc., Intelsat recorded a reserve of $12,836 against all of its account receivable from Teleglobe Inc. as of March 31, 2002, and did not recognize any revenue from Teleglobe Inc. from April 1, 2002 through May 15, 2002, because collection was not ensured. Revenue generated from Teleglobe Inc. and its affiliates was approximately $47,800 in 2001, $35,100 in 2002 and $28,100 in 2003.

      On September 20, 2002, Intelsat Global Sales & Marketing Ltd. (“Intelsat Global Sales”) acquired Teleglobe Inc.’s 6,284,635 shares in Intelsat, Ltd. for $65,000. Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe Inc. was transferred to an escrow agent, which holds the shares in trust for Intelsat Global Sales, subject to specified limited voting and dividend rights of Teleglobe Inc. The share purchase agreement provides that the escrow agent will sell the shares in Intelsat’s contemplated initial public equity offering or in another manner set forth in the agreement and will subsequently deliver the proceeds of any such sale to Intelsat Global Sales and, in some cases, to Teleglobe Inc. If all of the shares held in escrow are sold and the sale proceeds exceed $90,139, Intelsat Global Sales will receive $90,139, and Teleglobe Inc. will receive the portion of the sale proceeds that exceeds $90,139. If only a portion of the shares held in escrow are sold, Intelsat Global Sales will receive the portion of the sale proceeds equal to the percentage of $90,139 that is equal to the percentage the sold shares represent of the total number of shares originally held in escrow, and Teleglobe Inc. will receive any remaining sale proceeds. If Intelsat has not conducted a registered offering of its ordinary shares by December 31, 2003, or if Intelsat has conducted such an offering by that time but some of the escrowed shares remain unsold as of December 31, 2004, the share purchase agreement provides for the unsold shares and any cash held as escrow property to be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of cash and shares under the agreement valued at $90,139. If there are any shares or cash remaining after this distribution to Intelsat Global Sales, these shares and cash will be transferred to Teleglobe Inc. Intelsat did not conduct an initial public offering of its ordinary shares by December 31, 2003 and is currently in discussions with Teleglobe Inc. regarding the valuation of the shares held in escrow. Based on valuations performed by the Company and its financial advisors, the company currently expects that all shares held in escrow will be distributed to Intelsat Global Sales.

      Intelsat has accounted for the share purchase transaction similar to an acquisition of treasury stock. Under FASB Technical Bulletin No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending against a Takeover Attempt, amounts paid for treasury stock above fair value and additional rights and consideration received are allocated to the various components received. The estimated aggregate market value of the shares acquired by Intelsat Global Sales exceeded the cash payments made to Teleglobe Inc. on September 20, 2002 by more than the amounts due to Intelsat Global Sales. As a result, Intelsat was able to recover the $15,958 of receivables owed by Teleglobe Inc., consisting of $12,836 that was fully reserved in the first quarter of 2002 as well as $3,122 related to revenue that had not been previously recognized since its collection was not certain. Intelsat believes that the closing of the share purchase transaction enabled it to change its estimated reserve for uncollectible accounts and recognize the previously unrecognized service fees for which collection was uncertain, in accordance with APB Opinion No. 20, Accounting Changes. The shares acquired by Intelsat Global Sales are deemed not to be outstanding for the purposes of Intelsat’s consolidated financial statements.

INTELSAT
(SEE NOTE 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except percentages and share and per share amounts)

Note 21     Related party transactions — (Continued)

      Teleglobe Inc.’s remaining interest in the shares is deemed to be a free-standing derivative in accordance with EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. This resulted in Intelsat recording an obligation to Teleglobe Inc. on September 20, 2002 of $25,860, which reflected the estimated fair value of this derivative on that date. On December 31, 2002, the Company reduced its obligation to Teleglobe Inc. to $19,780 based on a valuation of the derivative on that date. At December 31, 2003, Intelsat no longer had an obligation to Teleglobe Inc. based on a valuation of the derivative on that date, and recorded other income of $19,780 for the year ended December 31, 2003, for the amount of the adjustment, in the accompanying consolidated statement of operations. Intelsat does not currently expect that the distribution of the shares held in escrow as provided under the share purchase agreement with Teleglobe Inc. will impact the Company’s accounting for the share purchase transaction as of December 31, 2003.

Note 22     Subsequent events (unaudited)

(a) Amendment to Loral Asset Purchase Agreement

      In March 2004, the Company, Intelsat Bermuda and the Sellers entered into an amendment to the asset purchase agreement relating to the proposed Loral transaction, which is described in Note 3(a). The amendment related to, among other things, certain adjustments to the purchase price and the waiver of specified conditions to the closing of the transaction. The amendment also reduced the amount of the deposit to be made under the Company’s new procurement agreement with SS/L, described in Note 3(a), from $100,000 to $50,000. The amendment also provides that, to the extent the insurance proceeds in respect of Telstar 4 are less than $141,000, not taking into account warranty payments, the Company will receive a credit in the amount of such shortfall for payments the Company is required to make under its new procurement agreement with SS/L described above. This amendment will become effective upon the later of the approval of the bankruptcy court and the consent of the lenders under the Company’s new $800,000 credit facility that represent more than 50% of the lending commitments under the facility. If the bankruptcy court does not approve the amendment by April 12, 2004 or the required lenders do not provide their consent by the earlier of April 12, 2004 and the date the bankruptcy court has approved the amendment, the Company and the Sellers are each entitled to terminate the amendment. If the bankruptcy court does not approve the amendment or the required lenders do not provide their consent, some of the terms of the asset purchase agreement may change or the transaction may not occur.

(b) Amendment to Teleglobe Share Purchase Agreement

      In March 2004, Intelsat Global Sales and Teleglobe Inc. entered into an amendment to the Teleglobe share purchase agreement, which is described in Note 21(b). The amendment provides that the shares held in escrow will be valued pursuant to a formula based on the range for the initial public offering price of the Company’s ordinary shares. Based on this amendment, the Company expects that all of the shares held in escrow will be distributed to Intelsat Global Sales.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to	Charged					Balance at
	Beginning of	Costs and	to Other					End of
Description	Period	Expenses	Accounts	Deductions		Adjustments		Period

	(in thousands)
Year ended December 31, 2001:
Restructuring reserve	$—	$7,300	$—	$3,600		$—		$3,700

Year ended December 31, 2002:
Allowance for doubtful accounts	$—	$9,472	$18,628 (1)	$3,277	(2)	$—		$24,823
Other	$—	$—	$—	$—		$3,277	(2)	$3,277
Restructuring reserve	$3,700	$5,522	$—	$4,598		$—		$4,624

Year ended December 31, 2003:
Allowance for doubtful accounts	$24,823	$13,897	$—	$1,716		($4,894	) (3)	$32,110
Other	$3,277	$—	$—	$3,277	(4)	$—		$—
Restructuring reserve	$4,624	$—	$—	$3,787		$837	(5)	$—

(1)	Allowance for doubtful accounts recorded in connection with the acquisition of assets of COMSAT World Systems.

(2)	Represents reclassification.

(3)	Adjustment to reflect finalization of the allocation of the purchase price in connection with the acquisition of assets of COMSAT World Systems.

(4)	Represents asset written off against reserve.

(5)	Reversal of 2002 restructuring costs due to a change in estimate.

EXHIBIT INDEX

Exhibit
Number	Exhibit

1.1	Certificate of Incorporation of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
1.2	Memorandum of Association of Intelsat, Ltd. (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
1.3	Bye-laws of Intelsat, Ltd. (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.1	Indenture, dated as of April 1, 2002, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.2	Officers’ Certificate dated April 15, 2002 relating to Intelsat, Ltd.’s 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.3	Officers’ Certificate dated November 7, 2003 relating to Intelsat, Ltd.’s 5 1/4% Senior Notes due 2008 and its 6 1/2% Senior Notes due 2013, including the forms of Notes (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003).
2.4	Form of 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.5	Registration Rights Agreement, dated as of April 15, 2002, among Intelsat, Ltd., Lehman Brothers Inc., Salomon Smith Barney Inc. and the other parties named therein (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.6	Registration Rights Agreement, dated as of November 7, 2003, among Intelsat, Ltd., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and BNP Paribas Securities Corp. (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003).
2.7	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Deutsche Bank AG (formerly Bankers Trust Company), relating to 6.625% Notes due March 2004 and form of Note (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.8	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Citibank, N.A. (formerly Morgan Guaranty Trust Company of New York), relating to 8.375% Notes due Oct. 2004 and form of Note (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.9	Fiscal Agency Agreement between the International Telecommunications Satellite Organization and Citibank, N.A. (formerly Morgan Guaranty Trust Company of New York), relating to 8.125% Notes due Feb. 2005 and form of Note (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.10	Assignment, Assumption and Amendment Agreement, dated as of July 18, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd. and Citibank, N.A. (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
2.11	Assignment, Assumption and Amendment Agreement, dated as of July 18, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd. and Deutsche Bank AG (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).

Exhibit
Number	Exhibit

4.1	Restructuring Agreement, dated as of July 17, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC, Intelsat LLC and the Signatories named on Schedule I and the Investing Entities named on Schedule II (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.2	Shareholders Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the Signatories named on Schedule I and the Investing Entities named on Schedule II (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.3	Registration Rights Agreement, dated as of July 18, 2001, among Intelsat, Ltd. and the parties named therein (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.4	Member Protection Rights Agreement, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.5	Trust Agreement I, dated as of July 18, 2001, among Intelsat, Ltd., The Bank of New York, as Trustee, and Pakistan Telecommunication Company Limited, as Beneficiary (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.6	Trust Agreement II, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.7	Novation Agreement, dated as of July 18, 2001, between Intelsat U.K., Ltd. and Lockheed Martin World Systems, including schedule of omitted contracts and differences with filed contract (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.8	Transfer Agreement, dated as of July 17, 2001, among the International Telecommunications Satellite Organization, Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC and Intelsat LLC (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.9	$500,000,000 364-Day Credit Agreement, dated as of March 21, 2002, among Intelsat, Ltd., Various Banks and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.10	$500,000,000 3-Year Credit Agreement, dated as of March 21, 2002, among Intelsat, Ltd., Various Banks and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.11	$800,000,000 Credit Agreement, dated as of December 17, 2003, among Intelsat, Ltd., Citigroup Global Markets Inc., BNP Paribas, Morgan Stanley Senior Funding, Inc., ABN AMRO Bank N.V., Credit Lyonnais, New York Branch, Citicorp North America, Inc. and the lenders named therein.*
4.12	Headquarters Land Lease, dated as of June 8, 1982, between the International Telecommunications Satellite Organization and the U.S. Government, as amended (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.13	Contract No. INTEL-820, dated April 6, 1989, between the International Telecommunications Satellite Organization and COMSAT Corporation (Clarksburg TTC&M), as amended (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.14	Contract No. INTEL-821, dated April 6, 1989, between the International Telecommunications Satellite Organization and COMSAT Corporation (Paumalu TTC&M), as amended (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)

Exhibit
Number	Exhibit

4.15	Contract No. INTEL-825, dated March 27, 1989, between the International Telecommunications Satellite Organization and Xantic (Perth TTC&M), as amended (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.16	Contract No. INTEL-823, dated November 18, 1988, between the International Telecommunications Satellite Organization and DeTeSat (Raisting TTC&M), as amended (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.17	Contract No. INTEL-822, dated December 2, 1988, between the International Telecommunications Satellite Organization and Telespazio S.p.A. (Fucino TTC&M), as amended (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.35 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002). (1)
4.18	Contract No. INTEL-824, dated February 13, 1989, between the International Telecommunications Satellite Organization and China National Instruments Import And Export Corporation, on behalf of the Beijing Telecommunications Administration (Beijing TTC&M), as amended (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibit 10.33 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002). (1)
4.19	Amendment No. 8, dated March 5, 2004, to Contract No. INTEL-824, between Intelsat Global Service Corporation and China National Instruments Import and Export Corporation, on behalf of Beijing Communications Corporation (Beijing TTC&M). (3)*
4.20	Contract No. Intelsat-2822, dated April 26, 2002, between Intelsat Global Service Corporation and KT Corporation (Korea TT&C) (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and to Exhibit No. 10.21 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003). (1) (2)
4.21	Contract No. Intelsat-S-2766, dated February 13, 2002, between Intelsat Global Service Corporation and Lockheed Martin Commercial Space Systems and related service order (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)
4.22	Transponder Purchase Agreement, dated September 12, 2000, between the International Telecommunications Satellite Organization and Telenor Satellite Services AS (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002, and Exhibit 1 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended March 31, 2003, File No. 000-50262, submitted on May 14, 2003). (1)
4.23	Contract No. Intelsat-2799, dated December 12, 2001, between Intelsat LLC and Sea Launch Company L.L.C., as amended (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and to Exhibit No. 10.25 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003). (1) (2)
4.24	Contract No. Intelsat-2835, dated January 10, 2002, between Intelsat LLC and Lockheed Martin Commercial Launch Services, Inc., as amended (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002, Exhibit 10.32 of Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-99189, filed on October 15, 2002 and Exhibit 2 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, File No. 000-50262, submitted on August 14, 2003). (1)
4.25	Contract No. INTEL-2399, dated September 26, 2000, between the International Telecommunications Satellite Organization and Arianespace, as amended (incorporated by reference to Exhibit 10.28 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002). (1)

Exhibit
Number	Exhibit

4.26	Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS, as amended (incorporated by reference to Exhibit 10.29 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibits 4.25 and 4.26 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 333-99189, filed on March 28, 2003). (1)
4.27	Amendment No. 3, dated January 14, 2003, to Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS (incorporated by reference to Exhibit 4.25 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 333-99189, filed on March 28, 2003). (2)
4.28	Amendment No. 4, dated January 30, 2003, to Contract No. INTEL-2400, dated February 2, 2000, between the International Telecommunications Satellite Organization and Astrium SAS (incorporated by reference to Exhibit 4.26 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 333-99189, filed on March 28, 2003). (2)
4.29	Contract No. INTEL-1700, dated March 18, 1997, between the International Telecommunications Satellite Organization and Space Systems/ Loral, Inc., as amended (incorporated by reference to Exhibit 10.30 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibits 3 and 4 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, File No. 000-50262, submitted on August 14, 2003). (1)
4.30	Share Purchase Agreement, dated as of August 21, 2002, between Teleglobe Inc. and Intelsat Global Sales & Marketing Ltd. (incorporated by reference to Exhibit 10.31 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.31	Asset Purchase Agreement, dated as of March 15, 2002, among COMSAT Corporation, COMSAT Digital Teleport, Inc. and Intelsat (Bermuda), Ltd., as amended (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002 and Exhibits 2.3 and 2.4 of Amendment No. 2 to the Registration Statement on Form F-4, File No. 333-99189, filed on December 11, 2002). (1)
4.32	Purchase Agreement, dated April 10, 2002, among Intelsat, Ltd., Lehman Brothers Inc., Salomon Smith Barney Inc. and the others parties named therein (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002).
4.33	Subscription and Shareholders Agreement relating to Galaxy Satellite TV Holdings, Ltd., dated as of February 20, 2003, among Intelsat Hong Kong, LLC, TVB Satellite TV Holdings, Ltd. and Galaxy Satellite TV Holdings, Ltd. (incorporated by reference to Exhibit 4.31 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 333-99189, filed on March 28, 2003). (2)
4.34	Asset Purchase Agreement, dated as of July 15, 2003, among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc., as amended (incorporated by reference to Exhibit 1 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, File No. 000-50262, submitted on August 14, 2003 and Exhibits 1, 2 and 3 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended September 30, 2003, File No. 000-50262, submitted on October 29, 2003).
4.35	Amendment No. 4, dated as of March 5, 2004, to Asset Purchase Agreement among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc. (3)*
4.36	Purchase Agreement, dated as of October 31, 2003, among Intelsat, Ltd., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and BNP Paribas Securities Corp. (incorporated by reference to Exhibit 10.32 of the Registration Statement on Form F-4, File No. 333-110671, filed on November 21, 2003).
4.37	Amending Agreement to Share Purchase Agreement, dated as of March 11, 2004, between Teleglobe, Inc. and Intelsat Global Sales & Marketing Ltd.*
6.1	Statement re computation of per share earnings.*
8.1	List of subsidiaries.*

Exhibit
Number	Exhibit

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment with respect thereto.

(2)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on November 21, 2003.

(3)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on the date hereof.