Form 20-F
period 2004-12-31
INTELSAT LTD
filed 2005-03-15
CIK 1156871

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-50262

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

N/A	Bermuda
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Wellesley House North, 2nd Floor

90 Pitts Bay Road

Pembroke HM 08, Bermuda

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

5 1/4% Senior Notes due 2008; 7 5/8% Senior Notes due 2012; 6 1/2% Senior Notes due 2013

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2004, 167,261,024 ordinary shares, par value $3.00 per share, were issued and outstanding.

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

INTRODUCTION

References in this annual report to “Intelsat,” “Company,” “we,” “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries. Intelsat is a limited liability company incorporated under the laws of Bermuda. We refer to our wholly owned subsidiary, Intelsat (Bermuda), Ltd. as Intelsat Bermuda, and we refer to Intelsat Bermuda’s wholly owned subsidiary, Intelsat Subsidiary Holding Company, Ltd. as Intelsat Subsidiary Holding. We also refer to our parent, Intelsat Holdings, Ltd. (formerly Zeus Holdings Limited) as Intelsat Holdings.

We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and sometimes referred to as an intergovernmental organization or the IGO, which was created on an interim basis in 1964 to establish and operate a global satellite system and was formally established in February 1973. On July 18, 2001, the IGO privatized by transferring substantially all of its assets and liabilities to Intelsat and its wholly owned subsidiaries. References in this annual report to our business and operations refer to the business and operations of the IGO prior to the privatization and to the business and operations of Intelsat and its subsidiaries subsequent to the privatization. On January 28, 2005, we were amalgamated with Zeus Merger One, Limited and references to our business and operations following this amalgamation refer to the business and operations of the company continuing from this amalgamation.

Our principal executive offices are located at Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Our telephone number is (441) 294-1650.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this annual report are to, and all monetary amounts in this annual report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with accounting principles generally accepted in the United States, referred to as U.S. GAAP.

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

When used in this annual report, the words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our goal to sustain our leadership position in the fixed satellite services sector and enhance our free cash flow; our plan to expand the broadcast communities on selected satellites in our fleet; our belief that the direct-to-home transmission of television programming via satellite could contribute to future growth in the demand for satellite services as programmers seek to add programming to established networks and as new networks develop; our intent to continue to evaluate and pursue strategic transactions that can broaden our customer base, provide enhanced geographic presence, provide complementary technical and commercial capabilities, further utilize our infrastructure, modify our service application mix, and create operational efficiencies; our belief that our corporate network customers increasingly require managed services best addressed by a network that combines space and terrestrial infrastructure; our expectation that the fixed satellite services sector will experience relatively flat to moderate growth over the next few years; with respect to video contribution, our intent to expand our hybrid infrastructure to grow our business; our expectation that growth in high-definition television programming will increase the demand for wholesale satellite capacity; the trends that we believe will impact our revenue and operating expenses in the future; our intent to utilize our enhanced North American coverage as a result of the Intelsat Americas Transaction, as defined in this annual report; our expectation that the positive impact of the Intelsat Americas Transaction on our revenue will continue; the length of time it will take for the failure review board established to investigate the cause of the total loss of our IS-804 satellite to reach its conclusion; our current assessment as to how long the IA-7 satellite should be able to provide service on its transponders; our belief that there is no connection between the IS-804 satellite anomaly and the IA-7 satellite anomaly; our expectation to record a non-cash impairment charge of approximately $73 million during the first quarter of 2005 to write off the value of the IS-804 satellite; our expectation that the operational loss of a portion of IA-7’s transponders will not have a material impact on our revenue, cash operating expenses or backlog; our expectation that the total loss of the IS-804 satellite will not have a material impact on our revenue, cash operating expenses or backlog; our current expectation that the IA-7 anomaly and the total loss of the IS-804 satellite will not result in the acceleration of capital expenditures to replace the IA-7 and IS-804 satellites, respectively; our expectation that we will retain approximately 61% of the revenue associated with the IS-804 satellite; our estimate of the revenue attributable to the IS-804 satellite; our expectation that a one-time cost in 2005 due to the re-pointing of antennas in connection with moving customer traffic to other satellites will not be significant; our estimate of the reduction in our backlog as a result of the loss of the IS-804 satellite; the expected launch date of our IA-8 satellite; our plans for satellite launches in the near to mid term; our expected capital expenditures in 2005 and during the next several years; our belief that our balanced geographic mix provides some protection from adverse regional economic conditions; the impact on our financial position or results of operations of pending legal proceedings; the impact on bad debt expense in future periods of a settlement on pre-petition receivables in connection with MCI, Inc.’s emergence from bankruptcy protection; our intent to utilize our enhanced capabilities as a result of the COMSAT General Transaction, as defined in this annual report, to strengthen our position in the government/military customer segment; our belief that the COMSAT General Transaction will positively impact our revenue from lease services; our expectation that our operating expenses will increase and our operating margins will decrease as a result of the COMSAT General Transaction; the impact of the acquisition of us by Intelsat Holdings, including the incurrence by Intelsat Subsidiary Holding Limited, which we refer to as Intelsat Subsidiary Holding and related guaranty executed by Intelsat (Bermuda), Ltd., which we refer to as Intelsat Bermuda, of substantial debt and interest expense in connection with the acquisition and in connection with a subsequent repurchase of certain preferred stock of Intelsat Holdings; and our belief that the Acquisition Transactions, as defined in this annual report, will satisfy the criteria set forth in the Open-Market Reorganization for the Betterment of International Telecommunications Act, as amended, which we refer to as the ORBIT Act.

The forward-looking statements made in this annual report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3.D — “— Risk Factors,” the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

In connection with our acquisition of the business of COMSAT General Corporation and certain of its affiliates as described in this annual report under in Item 5 — “Operating and Financial Review and Prospects—Related Party Transactions—COMSAT General Transaction,” factors that may cause results or developments to differ materially from the forward-looking statements made in this offering memorandum include, but are not limited to, the inability to retain and continue to serve successfully customers gained in connection with the transaction and the failure to achieve our strategic or financial objectives for the transaction. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this offering memorandum and to view all forward-looking statements made in this offering memorandum with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Other factors that may cause results or developments to differ materially from the forward-looking statements made in this annual report include, but are not limited to:

•	the quality and price of comparable communications services offered or to be offered by other satellite operators;

•	the perceptions of our business, operations and financial condition and the industry in which we operate by the financial community and ratings agencies;

•	political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

•	other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and their notes included elsewhere in this annual report. The consolidated statement of operations data for each of the years in the five-year period ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from consolidated financial statements audited by KPMG LLP, Independent Registered Public Accounting Firm. The consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from financial statements that are not included in this annual report.

In July 2001, Intelsat’s ownership changed from an intergovernmental organization, referred to as the IGO, to a privately owned company in a transaction referred to as the privatization. As an intergovernmental organization, the IGO was exempt from various taxes and enjoyed privileges, exemptions and immunities in many of its member states. After privatization, Intelsat began incurring significant additional operating and other expenses, such as for income taxes and additional staff capabilities in the areas of legal, tax and administration to ensure we were compliant with the regulatory and legal requirements to which we became subject. Therefore, our financial results for the years ended December 31, 2000 and 2001 shown below may not be comparable to our financial results for 2002 and beyond.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$1,099,751	$1,084,009	$991,956	$946,118	$1,043,906

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	93,162	101,985	117,405	132,172	178,253
Selling, general and administrative	61,900	95,600	121,077	129,456	152,111
Depreciation and amortization(1)	414,250	340,449	361,322	400,485	457,372
Privatization initiative	21,575	33,576	—	—	—
IS-10-01 contract termination costs	—	—	34,358	(3,000)	—
Impairment of asset value(2)	—	—	—	—	84,380
Restructuring costs	—	7,300	5,522	(837)	6,640

Total operating expenses	590,887	578,910	639,684	658,276	878,756

Income from continuing operations	508,864	505,099	352,272	287,842	165,150
Interest expense	24,859	13,063	55,223	99,002	143,399
Interest income	—	13	170	1,972	4,530
Other income, net	20,885	12,293	9,942	18,556	(2,384)

Income from continuing before income taxes	504,890	504,342	307,161	209,368	23,897
Provision for income taxes(3)	—	5,359	33,021	26,129	18,647

Income from continuing operations	504,890	498,983	274,140	183,239	5,250
Loss from discontinued operations, net of tax and minority interest	—	—	—	2,120	(43,929)

Net income (loss)	$504,890	$498,983	$274,140	$181,119	$(38,679)

(Footnotes on following page)

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Basic and diluted income from continuing operations per ordinary share(4)	$3.03	$2.99	$1.66	$1.14	$0.03
Basic and diluted loss from discontinued operations per ordinary share(4)	$—	$—	$—	$(0.01)	$(0.27)
Basic and diluted net income (loss) per ordinary share(4)	$3.03	$2.99	$1.66	$1.13	$(0.24)
Basic weighted average ordinary shares outstanding(4)	166,666,755	166,666,755	164,893,283	160,382,120	160,382,120
Diluted weighted average ordinary shares outstanding(4)	166,666,755	166,666,755	164,893,283	160,382,120	160,489,035
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$933,048	$856,388	$657,985	$601,209	$659,117
Net cash used in investing activities	(546,020)	(663,671)	(678,222)	(966,525)	(654,444)
Net cash (used in) provided by financing activities	(411,828)	(191,161)	31,504	955,820	(415,829)
Other Data (unaudited):
EBITDA(5)	$943,999	$857,841	$723,536	$704,763	$576,209
Reconciliation of net income to EBITDA:
Net income	$504,890	$498,983	$274,140	$181,119	$(38,679)
Add:
Interest expense	24,859	13,063	55,223	99,002	143,399
Provision for income taxes(3)	—	5,359	33,021	26,129	18,647
Depreciation and amortization	414,250	340,449	361,322	400,485	457,372
Subtract:
Interest income	—	(13)	(170)	(1,972)	(4,530)

EBITDA(5)	943,999	857,841	723,536	704,763	576,209

Add:
Loss from discontinued operations, net of tax and minority interest	—	—	—	2,120	43,929

EBITDA from continuing operations (5)	$943,999	$857,841	$723,536	$706,883	$620,138

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Total assets	$3,199,163	$3,576,135	$3,965,432	$5,072,717	$4,768,614
Total liabilities and minority interest	1,497,523	1,580,309	1,815,198	2,728,317	2,462,793
Total shareholders’ equity	1,701,640	1,995,826	2,150,234	2,344,400	2,305,821
Book value per ordinary share	$10.21	$11.97	$13.41	$14.62	$14.38

(1)	As of January 1, 2001, we revised the estimated useful lives for certain satellites. The effect of these revised estimates was to increase the useful lives of substantially all of our Intelsat VII and VIII series satellites and thereby decrease depreciation expense by approximately $60,507 for the year ended December 31, 2001.

(2)	Impairment of asset value in 2004 relates to the non-cash impairment charge recorded in the fourth quarter of 2004 to write down the value of the IA-7 satellite to its fair value after a partial loss of the satellite.

(3)	Prior to privatization, the IGO was not subject to income taxes. Upon privatization, Intelsat and its subsidiaries became subject to taxes in various jurisdictions. Results of operations for the period from privatization through December 31, 2004 include a provision for these taxes. Intelsat and its subsidiaries also recognized a deferred tax benefit upon privatization as a result of the change in taxable status.

(4)

Basic and diluted net income per ordinary share for each of the three years ended December 31, 2001 has been computed assuming 166,666,755 ordinary shares had been outstanding for those periods. Basic and diluted net income per ordinary share for each of the four years ended December 31, 2002 also assumes that our June 4, 2002 share consolidation occurred at the beginning of the earliest period presented. On June 4, 2002, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Prior to our share consolidation, we had 500,000,000 ordinary shares outstanding and no preference shares outstanding. At December 31, 2004, we had, for accounting purposes, 160,382,120 ordinary shares outstanding and no preference shares outstanding. This number of ordinary shares outstanding excludes the 6,284,635 ordinary shares purchased from Teleglobe Inc. by our subsidiary, Intelsat Global Sales & Marketing Ltd., referred to in this annual report as Intelsat Global Sales and 702,650 shares granted to directors and employees as restricted shares under Intelsat’s 2004 Share Incentive Plan. Following the Acquisition Transactions and as a result of the amalgamation of the Company and Zeus Merger One Limited, there were 12,000 ordinary shares outstanding, all of which are owned by Intelsat Holdings.

(5)	EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA to enhance your understanding of our operating performance. We use our EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We also present EBITDA from continuing operations, which is EBITDA less the loss from discontinued operations, net of taxes and minority interest. We present EBITDA from continuing operations, as we believe that this measure is relevant for purposes of comparison to our operating performance in prior periods and to the operating performance of other companies. However, neither EBITDA nor EBITDA from continuing operations is a measurement of financial performance under U.S. GAAP, and either may not be comparable to similarly titled measures of other companies. You should not consider EBITDA or EBITDA from continuing operations as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a global operator in the fixed satellite service sector, referred to as the FSS sector, and provide point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed Internet access. We compete against other global and regional satellite operators and against suppliers of ground-based communications capacity. Because some of our competitors may have greater financial resources than we do, they may be able to respond more quickly to industry trends.

The FSS sector is subject to consolidation and to competition from other forms of communications technology, such as fiber optic cable. The increasing availability of satellite capacity and capacity from other forms of communications technology has created an excess supply of telecommunications capacity that has resulted in a decrease in the prices we are able to charge for our services under new service contracts and thereby negatively affected our profitability. These trends are contributing to reduced growth rates in the FSS sector, which is currently expected to experience relatively flat to moderate growth over the next few years.

We face challenges to our business apart from these industry trends that our competitors may not face. A significant portion of our revenue is derived from point-to-point traffic. Since fiber optic cable capacity, when available, is at substantially lower prices than satellite capacity for the same routes, competition from fiber optic cable has resulted in a migration of our point-to-point customers from satellite to fiber optic cable on certain routes. We have experienced erosion in our revenue from point-to-point services in recent years due to the build-out of fiber optic cable capacity, and we expect this erosion to continue. Some of our competitors in the FSS sector have service mixes that are less dependent on point-to-point connectivity than our current service mix. Our plan to address this erosion and sustain our business includes expanding our customer base in point-to-multipoint services, such as video, and growing our managed services business.

Our ability to increase our share of the video market will depend in part on our ability to successfully integrate the satellites and related assets that we acquired in the Intelsat Americas Transaction. Our ability to increase our share of this market will also depend on our ability to attract customers that do not currently use our system. Because some of our competitors have been able to leverage the use of their satellites by a popular broadcaster to attract other broadcasters to their satellites, a significant number of broadcasters, cable systems and consumers may have satellite access equipment already pointed at our competitors’ satellites. In addition, popular broadcasters may have long-term agreements with our competitors. If we are unable to create new broadcast distribution communities or attract new customers in this segment, we may be unable to offset erosion in our point-to-point services revenue or to achieve future revenue growth.

Our plan to address the erosion in our point-to-point services revenue and to sustain our business also includes providing point-to-point services in areas of the world where fiber optic cable does not yet exist or for which fiber optic cable is believed to be unsuitable and offering integrated satellite/fiber and managed services. However, we may not be able to further penetrate the point-to-point services market in the regions we are targeting. If we continue to experience the erosion of our point-to-point services business and at the same time fail to capture sufficient growth in the market for point-to-multipoint services such as video or fail to increase our revenue by providing point-to-point services in regions where fiber optic cable capacity is unavailable and by offering integrated and managed services, our business could further shrink and our future revenue and profitability would be materially adversely affected.

Failure to compete effectively within the satellite industry or failure to implement our business strategy while maintaining our existing business would result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which would restrict our access to the capital markets.

The market for fixed satellite services may not grow or may shrink and therefore we may not be able to attract new customers, retain our existing customers or implement our strategies to grow our business.

The FSS sector is currently expected to experience relatively flat to moderate growth over the next few years. However, the market for fixed satellite services may not grow or may shrink. Competing technologies, such as fiber optic cable, are continuing to adversely affect the point-to-point segment of the FSS sector, which has historically represented the largest component of our revenue. In the point-to-multipoint segment, the global economic downturn, the transition of video traffic from analog to digital and continuing improvements in compression technology have negatively impacted demand for certain fixed satellite services. Developments that we expect to support the growth of the satellite services industry, such as continued growth in data traffic and the proliferation of HDTV and niche programming, may fail to materialize or may not occur in the manner or to the extent we anticipate.

Because the market for fixed satellite services may not grow or may shrink, we may not be able to attract customers for the managed services that we are providing as part of our strategy to sustain our business. In addition, reduced growth in the FSS sector may adversely affect our ability to utilize the assets that we acquired in the Intelsat Americas Transaction to achieve our strategic goals of developing a North American franchise and increasing our customer base in the cable television, broadcasting and private data networking segments. Moreover, reduced growth in the FSS sector may adversely affect our ability to retain our existing customers. A shrinking market could reduce the number and value of our customer contracts and would have a material adverse effect on our business and results of operations. In addition, there could be a substantial negative impact on our credit ratings and our ability to access the capital markets.

We have several large customers, and the loss of any one of them could reduce our revenue and materially adversely affect our business. In addition, our revenue backlog and profitability may be negatively affected as a result of financial difficulties experienced by our customers.

For the year ended December 31, 2004, our ten largest customers and their affiliates represented approximately 28% of our revenue. The loss of any of these customers could significantly affect our revenue and profitability. In addition, to the extent the credit quality of our customers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results. Our expected future revenue from customers that are experiencing financial difficulties may be at risk.

For example, MCI, Inc. and Teleglobe Inc. are customers of ours that have experienced financial difficulties. On July 21, 2002, WorldCom, Inc., which subsequently changed its name to MCI, Inc., filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. MCI, Inc., referred to as MCI, emerged from bankruptcy protection in April 2004. Our revenue generated from MCI and its affiliates was $43.2 million, or 5% of total revenue, for the year ended December 31, 2003 and $41.9 million, or 4% of total revenue, for the year ended December 31, 2004. As of December 31, 2004, MCI and its affiliates accounted for $43.3 million, or 1%, of our backlog. In March 2004, MCI repudiated some of its service contracts with us in connection with its reorganization, resulting in a $3.3 million reduction in our backlog. As of December 31, 2004, we had receivables of $11.8 million due from MCI and its affiliates, of which $8.4 million related to pre-petition receivables and $6.7 million was reserved for in our allowance for doubtful accounts. The loss of MCI as a customer would further reduce our revenue and backlog and could materially adversely affect our business.

On May 15, 2002, Teleglobe Inc., referred to as Teleglobe, filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. Revenue generated from Teleglobe and its affiliates was approximately $35.1 million in 2002 and $28.1 million in 2003. On August 21, 2002, Intelsat Global Sales & Marketing Ltd., a U.K. company and wholly owned subsidiary of Intelsat Subsidiary Holding (“Intelsat Global Sales”), entered into a share purchase agreement with Teleglobe. The closing of the share purchase transaction occurred on September 20, 2002. In connection with the share purchase transaction, Intelsat Global Sales agreed to terminate some of Teleglobe’s and its affiliate’s service orders with us. These terminated service orders represented approximately $47.4 million, or 1%, of our backlog as of the closing date of the share purchase transaction. The reduction in our backlog due to the termination of service orders pursuant to the share purchase transaction has had a negative impact on our profitability.

If our backlog is reduced due to the financial difficulties of other customers, including the customers we acquired in the Intelsat Americas Transaction, our revenue and profitability would be further negatively impacted.

We may not be able to complete strategic transactions or integrate new businesses successfully into our business, which may prevent us from implementing strategies to grow our business.

We intend to continue to evaluate and pursue strategic transactions that can, among other things, broaden our customer base, provide enhanced geographic presence and provide complementary technical and commercial capabilities. We could be prevented from, or significantly delayed in, achieving our strategic goals if we are unable to complete strategic transactions or to integrate new businesses successfully into our business.

Our ability to engage in strategic transactions depends in the first instance on our ability to identify suitable transactions and partners. Moreover, we may not be able to complete any strategic transaction that we identify. Successful completion of any transaction depends on a number of factors that are not entirely within our control, including our ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. In addition, we may need to finance any strategic transaction that we identify. If so, we may not be able to obtain the necessary financing on satisfactory terms and within the timeframe that would permit a transaction to proceed. If any of these factors prevents us from completing strategic transactions, we may not be able to implement strategies to expand our business.

We may incur significant costs arising from our efforts to engage in strategic transactions. These costs may exceed the returns that we realize from a given transaction. Moreover, these expenditures may not result in the successful completion of a transaction.

Even if we do complete strategic transactions, we may be unable to integrate successfully the personnel and operations of a new business. In addition, we may be unable to achieve the operational synergies or other benefits that we had anticipated. Moreover, we might fail to discover liabilities of a business or operating or other problems prior to completing a transaction. We could experience adverse accounting and financial consequences, such as the need to make large provisions against the acquired assets or to write down acquired assets. We might also experience a dilutive effect on our earnings. In addition, depending on how any such transaction is structured, there may be an adverse impact on our capital structure. In connection with the COMSAT General Transaction, we made certain business assumptions and determinations based on our investigation of the assets, the COMSAT Sellers and the acquired business as well as other information then available. If these assumptions and determinations are inaccurate, we may not realize the full benefits that we are expecting from this transaction. In addition, we expect that our operating expenses will increase in the near term and that our operating margins will decrease as a result of the COMSAT General Transaction. The increase in our operating expenses may be greater than we anticipate.

We may not be able to complete strategic transactions successfully in accordance with our business strategy, and any strategic transactions that we do complete may not promote our business strategy, may negatively affect the value of our business or may adversely affect our prospects for long-term growth.

We may not be able to raise adequate capital to finance our currently planned business strategy, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy has required a substantial outlay of capital. For example, in March 2004 we paid $967.1 million for the satellites and related assets that we acquired in the Intelsat Americas Transaction. In addition, we made a $50 million deposit on a new satellite, the IA-9 satellite, in March 2004 that will be treated as capital to the extent that we actually incur costs under the procurement agreement for the satellite. Approximately $3 million of the IA-9 deposit was classified as capital expense in 2004. The remainder of the deposit made on the IA-9 satellite is expected to be classified as capital expense in 2005. In connection with the recent IA-7 satellite anomaly, we have delayed to the second or third quarter of 2005 the launch of the IA-8 satellite previously scheduled for December 2004. As a result of this delay, approximately $65 million in deposits for launch insurance for the IA-8 satellite are now expected to be classified as capital expenditures in 2005 instead of 2004. Excluding the portion of the IA-9 deposit and the IA-8 launch insurance deposits that are expected to be classified as capital expense in 2005, we plan to spend approximately $85 million in 2005 for capital expenditures. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. Other than in connection with the Acquisition Transactions, the repurchase of a portion of the outstanding preferred shares of Intelsat Holdings and the repayment of Intelsat’s $200 million in Eurobond 8 1/8% notes due 2005, which we refer to as the 2005 Eurobond Notes, which have all been completed, we expect that the majority of our liquidity requirements in 2005 will be satisfied by cash on hand and cash generated from our operations. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

The availability and cost to us of external financing depend on a number of factors, including our credit rating and financial performance and general market conditions. Both our credit rating, which was most recently downgraded by Moody’s in February 2005 and by Standard & Poor’s in January 2005, and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenue under contracts with customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating. A credit rating downgrade or deterioration in our financial performance could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

The agreements entered into to obtain financing for the Acquisition Transactions as well as the agreements entered into in connection with the Transfer Transactions, as defined in this annual report, impose restrictions on us that limit our flexibility in conducting our business and implementing our strategies. For example, the Senior Secured Credit Facilities (as defined below) contain financial and operating covenants that, among other things, require us to maintain financial coverage ratios and limit our ability to pledge our assets as security for additional borrowings. These restrictions make it more difficult for us to obtain further external financing if we require it and could significantly restrict our ability to operate our business.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

We have a significant amount of indebtedness. As of December 31, 2004, our total indebtedness was approximately $1.9 billion. An additional $2.7 billion in indebtedness was incurred in connection with the Acquisition Transactions in January 2005 and an additional $478.7 million due at maturity of the Discount Notes, as defined in this annual report, that were issued in February 2005 yielding approximately $300 million net proceeds at issuance to finance the repurchase of a portion of the outstanding preferred shares of Intelsat Holdings.

Our substantial indebtedness could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	limit our ability to engage in strategic transactions or implement our business strategy;

•	limit our ability to borrow additional funds; and

•	place us at a disadvantage compared to any competitors that have less debt.

Any of the factors listed above could materially and adversely affect our business and results of operations. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

In spite of our current indebtedness levels, we may incur additional debt. If we incur additional indebtedness, the related risks, including those described above, could intensify.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could negatively impact our business plans and could reduce our revenue.

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

Since 1975, we and our predecessor, the IGO, have launched 52 satellites. Five of these 52 satellites were destroyed as a result of launch failures. In addition, one of these 52 satellites did not achieve the correct orbit upon its launch but was later rescued and placed into the correct orbit. We also experienced several launch failures during the 1960s and early 1970s. Launch failure rates vary according to the launch vehicle used.

The loss of a satellite due to a launch failure could result in significant delays in revenue anticipated to be generated by the satellite. The construction of a satellite can take two years or longer. Even after the satellite has been manufactured, an appropriate launch date may not be available at that time. Any significant delay in the commencement of service of a satellite due to a launch failure would delay and could potentially permanently reduce the revenue anticipated to be generated by the satellite and could give customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy.

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our cash operating expenses, lower operating income or lost backlog.

Satellites utilize highly complex technology and, accordingly, are subject to in-orbit failures after they have been successfully put into operation. Potential in-orbit failures that could affect our satellites include circuit and transponder failures and solar array and battery cell failures. Other potential failures include satellite control system failures and propulsion system failures. Failures can result from manufacturing errors or operational errors and can degrade performance, reduce available capacity or decrease the orbital maneuver lives of the affected satellites. Electrostatic or solar storms and collision with space debris or micro-meteoroids could also damage our satellites. We may experience future failures or performance degradation on any of our satellites as a result of any of these or other events.

We have experienced some technical problems with our current satellite fleet. Most of these problems have been component failures and anomalies, such as the failure of several battery cells on our IS-706 and IS-709 satellites, damage to the north solar array structure of our IS-801 satellite, the central processing unit failures on the IA-6 satellite and a recent anomaly in the north electrical distribution system of the IA-7 satellite described elsewhere in this annual report. We participated in a failure review board with manufacturer Space Systems/Loral, Inc., referred to as SS/L, to investigate the cause of the IA-7 satellite anomaly. While the board is expected to issue its final report later this month, the board has identified the likely root cause of the anomaly. This likely root cause is a design flaw that is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. This design flaw exists on two of our satellites – IA-7 and IA-6. In addition, our IS-804 satellite recently experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. Because our satellites are designed to accommodate an anticipated rate of equipment failure, other than the partial loss of the IA-7 satellite and the loss of the IS-804 satellite, the technical problems experienced with the satellites in our fleet have not had a significant impact on the overall transponder availability in our satellite fleet to date. However, this may not continue to be the case. Our satellites may experience technical problems in the future related either to the component failures or anomalies that have already occurred or to other failures. As described elsewhere in this annual report, the design flaw that the IA-7 failure review board determined was the likely root cause of the IA-7 electrical system anomaly exists on both IA-7 and IA-6. If any of our satellites suffers a total or partial loss, our ability to generate revenue from the affected satellite may be permanently reduced or eliminated. Additionally, such a total or partial loss may increase our cash operating expenses to the extent we are required to reposition ground equipment in connection with moving customers to other satellites, and to the extent we are required to lease additional capacity on satellites we do not own to maintain service to our customers that were leasing capacity on the affected satellite. Further, to the extent any such total or partial loss is uninsured or less than fully insured, any resulting charge, write-down or write-off would negatively impact our operating income. Our backlog may also be negatively impacted if any such total or partial loss results in the termination of customer contracts.

Insurance for the in-orbit operations of our satellites and for future satellite launches will not protect against all satellite-related losses. We have in-orbit insurance coverage on only one of our satellites, which we do not expect to renew. A total loss of a satellite could have a material adverse effect on our business.

We currently insure the in-orbit operations of only one of our 27 satellites, which number excludes the IS-804 satellite we recently lost. Accordingly, we would have to bear the entire cost of any loss to the 26 satellites for which we do not have in-orbit insurance coverage. For example, the IA-7 satellite and the IS-804 satellite, which recently experienced anomalies as described in this annual report, were not insured, and we recorded a non-cash impairment charge of approximately $84 million during the fourth quarter of 2004 to write down the net book value of the IA-7 satellite, and we expect to record a non-cash impairment charge of approximately $73 million during the first quarter of 2005 to write off the net book value of the IS-804 satellite. Other than the loss of the IS-804 satellite, the net book value as of December 31, 2004 of the 26 satellites for which we do not currently have in-orbit insurance coverage was $2.6 billion. Under the terms of the insurance policy covering our IS-10-02 satellite, which covers the satellite through June 17, 2005 at which time we do not intend to renew the policy, we co-insure approximately $55 million relating to our IS-10-02 satellite. This amount includes the portion of the net book value of the satellite, excluding capitalized performance incentives, corresponding to the portion of the satellite that we own after the sale of 18 Ku-band transponders, measured in 36 MHz equivalent units, to Telenor Inma AS, referred to as Telenor, and the net book value of ground network costs relating exclusively to the satellite. Accordingly, if any significant loss occurred to the IS-10-02 satellite, we would bear the cost up to the amount that we co-insure.

We have in place insurance to cover the launch and 180 days of in-orbit operations of the IA-8 satellite in an amount approximating the net book value of the satellite. This insurance will expire if the satellite is not launched before December 31, 2005.

Even where we have obtained launch and in-orbit insurance for a satellite, this insurance coverage will not protect against all losses to the satellite. Our current insurance policies contain specified exclusions and material change limitations. These exclusions relate to losses resulting from acts of war, insurrection or military action, as well as lasers, directed energy beams, or nuclear or anti-satellite devices. These exclusions also relate to losses resulting from government confiscation and nuclear reaction or radioactive contamination. Material change limitations may be invoked in policies for satellites yet to be launched that permit insurers to renegotiate existing terms and conditions because of changes to the risk associated with the insured satellite or anomalies occurring on similar satellites before risk attaches at launch. In addition, our insurance does not protect us against lost or delayed revenue, business interruption or lost business opportunities. The total or partial loss of an uninsured satellite would cause us to recognize a loss equal to the book value of any such total loss or, in the case of a partial loss, equal to the proportion of the satellite’s book value corresponding to such partial loss.

We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

Compliance with the Sarbanes-Oxley Act is likely to increase our operating expenses. If we fail to comply with the Sarbanes-Oxley Act, our business could be materially adversely affected.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, have required, and will require, changes to some of our corporate governance practices. These changes include developing financial and disclosure processes that satisfy Section 404 of the Sarbanes-Oxley Act. We expect that these new rules and regulations will increase our legal and financial compliance costs and will make some activities more difficult, time consuming and costly. We also expect that these new rules and regulations could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and to attract and retain qualified executive officers. If we are unable to comply with the Sarbanes-Oxley Act and related rules and regulations, our business could be materially adversely affected.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Intelsat and certain of its subsidiaries are Bermuda-based companies, and we believe that a significant portion of the income derived from our communications network will not be subject to tax in Bermuda, which currently has no corporate income tax, or in other countries in which we conduct activities or in which our customers are located, including the United States and the United Kingdom. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our current position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. For example, we and our non-U.S. subsidiaries intend to conduct our operations (and believe we have conducted our operations to date) so that we and our non-U.S. subsidiaries will not be (and have not been) engaged in a trade or business within the United States and will not earn (and have not earned) income effectively connected with such a business that would be subject to U.S. federal income tax. However, the U.S. Internal Revenue Service may conclude that we and our non-U.S. subsidiaries have engaged in a trade or business within the United States. Such a determination could result in a substantial unanticipated tax liability for us.

In January 2001, the U.S. Department of the Treasury issued proposed regulations with respect to the source of international communications income. If the regulations are adopted in the form proposed, and if 50% or more of our ordinary shares are owned by U.S. persons, we may become subject to U.S. tax on a substantial portion of our income that is currently not subject to such taxation, possibly even if we are not found to have engaged in a trade or business within the United States.

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

We provide communications services in over 200 countries and territories, and we believe that this fact distinguishes us from other satellite operators. Accordingly, we may be subject to greater risks than other satellite operators as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide service. If we ever need to pursue legal remedies against our customers or our business partners located outside of Bermuda, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them.

Almost all of our customers are required to pay for our services in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers. In addition, our non-U.S. customers may have difficulty obtaining or exporting U.S. currency due to currency exchange controls. For example, the Argentine government has from time to time imposed restrictions on the remittance of payments abroad. Any such restrictions or any events relating to political uncertainty in Argentina or other countries could put some of our backlog represented by contracts with, or receivables due from, customers in these countries at risk.

We are dependent on services provided by SS/L and its ability to retain highly skilled employees in order provide orbit raising and in-orbit testing for the IA-8 satellite and to complete construction of a new satellite that we have ordered from SS/L.

In connection with our acquisition from Loral Space and Communications Corporation and certain of its affiliates, referred to as Loral, of the IA-8 satellite, we entered into an amended and restated agreement with SS/L relating to the manufacture of IA-8. Pursuant to this agreement, we will rely on SS/L for orbit raising and in-orbit testing for the IA-8 satellite, which we currently expect to launch during the second or third quarter of 2005. If SS/L fails to perform its obligations under the agreement, we may be required to engage an alternative service provider and may incur unexpected costs in connection with the launch and commencement of commercial operations of the IA-8 satellite. In addition, the launch and commencement of commercial operations of the satellite could be delayed. We have also entered into a procurement agreement with SS/L for our new IA-9 satellite. If SS/L fails to perform its obligations under this procurement agreement, construction of the new satellite may not be completed on a timely basis or at all. At the time of the closing of the Intelsat Americas Transaction, we made a deposit of $50 million as prepayment for a portion of the purchase price of this new satellite. SS/L’s obligations under this procurement agreement have been secured by SS/L’s and its affiliates’ interests in an in-orbit satellite, insurance proceeds relating to the satellite and other collateral. If SS/L fails to perform its obligations under the procurement agreement, we may not be able to recover our cash deposit and may be forced to foreclose on the collateral. The in-orbit satellite that is part of our collateral has experienced technical problems, and SS/L has filed an insurance claim relating to these problems. Although we expect that the insurance proceeds assigned to us as part of the collateral will be sufficient to protect our interests, there has been no final resolution of SS/L’s insurance claim. Accordingly, if we are required to foreclose on the collateral, we may not be able to realize the full expected value of the collateral.

Our Investors control us and may have conflicts of interest with us in the future.

The Investors, as defined in this annual report, together with certain members of our existing and prospective management, beneficially own 100% of Intelsat Holdings, which owns Intelsat. As a result, the Investors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders. For example, the Investors could cause us to make acquisitions that increase the amount of our indebtedness. Additionally, the Investors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Investors may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Investors continue to own a significant amount of the equity of Intelsat Holdings, they will continue to be able to strongly influence or effectively control our decisions.

Risk Factors Relating to Our Privatization

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

The IGO’s owners held investment share in the IGO and were the IGO’s principal customers. Our shareholders prior to the consummation of the Acquisition Transactions, most of which were the IGO’s owners before privatization, accounted for approximately 78% of our revenue in 2002, 53% in 2003 and 43% in 2004. Because the IGO’s owners were able to purchase investment share in the IGO based on their percentage use of the IGO’s satellite system, many of our customers had an incentive to use the IGO’s system. As a result, being operated as an IGO may have provided a competitive advantage to our business. Because ownership of our ordinary shares is no longer connected to our customers’ use of our system, our customers may increase their use of the systems of other telecommunications services providers, which could negatively impact our future revenue and profitability. This risk may be exacerbated as a result of the Acquisition Transactions, as these shareholder customers will no longer have any equity ownership of us.

Some provisions of the service agreements we entered into with customers as part of our privatization are unfavorable to us.

In connection with our privatization, we entered into various contractual arrangements with our customers that contain provisions unfavorable to us. These contractual arrangements may limit our flexibility in marketing our services and introducing new service offerings. We have agreed to provide most favored customer, or MFC, protection for the customer service commitments that were transferred from the IGO to our Intelsat Global Sales subsidiary pursuant to novation agreements. Approximately 23% of the outstanding customer commitments represented in our December 31, 2004 backlog was MFC-protected. From the date of our privatization through December 31, 2004, our MFC terms had resulted in a cumulative negative impact on revenue and backlog of approximately $200,000. MFC protection continues for up to five years after July 18, 2001.

We have also agreed to provide price protection for some of our customers, primarily those from low income or low teledensity countries, pursuant to lifeline connectivity obligation, or LCO, contracts. Approximately 11% of the outstanding customer commitments represented in our December 31, 2004 backlog are LCO-protected. LCO protection can continue until July 18, 2013.

We also agreed to enter into non-exclusive service distribution agreements with our customers who wanted to be authorized distributors of services after privatization. The distribution agreements place conditions on our ability to engage in some types of retail activities during the initial five-year term of the agreements. Because customers have the option of renewing the initial five-year term of a distribution agreement for another five years, we may be subject to these non-discriminatory treatment restrictions for up to ten years after July 18, 2001.

Because the contractual restrictions described above limit our flexibility in the operation of our business and the execution of our business strategy, they could have a material adverse effect on our ability to compete effectively and to implement our business strategies.

Risk Factors Relating to Regulation

Successful deployment and operation of our satellites depend upon our ability to maintain existing regulatory authorizations to operate our satellites at certain locations and to obtain any required authorizations in the future. If we do not obtain all of the authorizations necessary to complete our satellite deployment plans on schedule, we will not be able to implement our business strategy and expand our operations as we currently plan.

The operation of our existing and currently planned satellites is regulated by the Federal Communications Commission, referred to as the FCC, with two exceptions. Specifically, the BSS portion of our Ku-band operations on one satellite is regulated by the U.K. Office of Communications, referred to as Ofcom, and our C-band operations on another satellite are regulated by the Papua New Guinea Telecommunication Authority, referred to as PANGTEL. We have obtained authorizations from the FCC to operate our existing satellites and to construct, launch and operate our planned additional satellites. FCC authorization for our existing and currently planned satellites is conditioned on our compliance with the requirements of the ORBIT Act, described in the risk factor below.

In addition, some of our existing FCC licenses are subject to Section 310(b)(4) of the Communications Act of 1934, as amended, which requires FCC approval of indirect non-U.S. ownership in our FCC-licensed subsidiaries in excess of 25%. In a December 22, 2004 order approving the Acquisition Transactions, the FCC reviewed the level of non-U.S. ownership of our company that existed upon closing of the Acquisition Transactions and determined that such ownership is not inconsistent with the public interest. In addition, the FCC stated that our FCC-licensed subsidiaries may accept up to and including an additional 25% indirect equity and/or voting interest from Intelsat Holdings’ current foreign investors and from other foreign investors, subject, however, to the condition that no single non-U.S. individual or entity (other than Intelsat Holdings) may acquire a greater-than-25% indirect equity and/or voting interest in our FCC-licensed subsidiaries without prior FCC approval. We are also required to seek prior FCC approval before any investor that is not from a World Trade Organization, referred to as the WTO, member country acquires equity or voting interests in our company that, when aggregated with the current ownership in our company by investors from non-WTO member countries, exceeds 25%. Currently, less than 5% of our equity is indirectly held by individuals or entities from non-WTO member countries, including WTO observer countries. We monitor the non-U.S. ownership in our company and would, if necessary, periodically seek FCC approval that the non-U.S. ownership of our company is not inconsistent with the public interest. However, if we fail to obtain such approvals and we exceed the non-U.S. ownership limitations described above, then if the FCC determines that such ownership is inconsistent with the public interest, the FCC could revoke or condition authorizations to operate our existing satellites and to construct, launch and operate our planned additional satellites. Prior to consummation of the Transfer Transactions, we were required to obtain, and have obtained, a ruling from the FCC that the level of non-U.S. ownership resulting from the consummation of certain of the Transfer Transactions is not inconsistent with the public interest.

If we do not maintain FCC, PANGTEL or Ofcom authorizations for our existing and currently planned satellites or do not obtain any required authorizations in the future, we would not be able to operate the satellites covered by those authorizations unless we obtained authorization from another licensing jurisdiction. If we do not maintain our existing FCC authorizations, we may not be able to continue as a going concern.

The FCC reserves the right to require a satellite to be relocated to a different orbital location if it determines that relocation is in the public interest. In addition, if we do not place a satellite into service in a designated orbital location by the deadline set by the FCC, our rights to this orbital location could expire or be revoked by the FCC. The satellites in our fleet receive and transmit signals using two portions of the electromagnetic spectrum, called the C-band and the Ku-band, and the Marisat-F2 satellite transmits and receives signals in the UHF-band, L-band and C-band. Our currently planned satellites will be able to receive and transmit signals using the C- and Ku-bands, and one of these satellites will also be able to use a portion of the electromagnetic spectrum called the Ka-band. The C-band refers to a range of frequencies in this spectrum from approximately 3,420 MHz to 6,650 MHz, and the Ku-band refers to frequencies from approximately 10,950 MHz to 14,500 MHz. The Ka-band refers to frequencies from approximately 17,700 MHz to 30,000 MHz. If we lose our rights to any of our orbital locations licensed by the FCC, such locations could become available for use by another satellite operator. Similarly, if we lose our rights to our orbital location licensed by PANGTEL or orbital locations licensed by Ofcom, those locations could become available for use by another satellite operator. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our orbital locations or frequency assignments licensed by the FCC, PANGTEL or Ofcom could negatively affect our plans and our ability to implement our business strategy. Loss of an orbital location could cause us to lose the revenue from services located at that orbital location to the extent these services cannot be provided by satellites at other orbital locations.

If we fail to meet the requirements of the ORBIT Act, the FCC could limit or deny our applications for satellite licenses or could limit the use of our satellite capacity for certain types of services. Moreover, because FCC authorizations for our existing satellites are conditional, our failure to comply with the requirements of the ORBIT Act could result in the breach of covenants contained in our debt instruments. As a result, our revenue and the value of our business could be significantly adversely impacted.

The ORBIT Act sets forth criteria that the FCC must evaluate in considering our license and renewal applications and in connection with customer requests for authorization to use our satellite capacity to provide “non-core services” to, from or within the United States and to provide “additional services.” “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television, and “additional services” are defined as direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band.

Prior to a recent amendment, one of the statutory criteria required us to conduct an initial public offering that “substantially dilutes” the ownership interest in us held by the IGO’s former Signatories by June 30, 2005, which the FCC may extend until December 31, 2005, and to list our shares for trading on one or more major stock exchanges with transparent and effective securities regulation. Pursuant to an amendment to the ORBIT Act that became law in October 2004, we may now forgo an initial public offering and a listing of our shares and still achieve the purposes of the ORBIT Act if we certify to the FCC that, among other things, we have achieved substantial dilution of the aggregate amount of financial interest held or controlled by the IGO’s former Signatories and the FCC determines, after notice and comment, that we are in compliance with this certification. Because the existing financial interests of the IGO’s former Signatories were eliminated upon the closing of the Acquisition Transactions, we believe these transactions satisfy the requirements set forth in the ORBIT Act, as amended. On December 23, 2004, Intelsat filed with the FCC the certification required by the ORBIT Act and a petition for declaratory ruling seeking an FCC determination that we are in compliance with the certification requirements of the ORBIT Act. The FCC established deadlines of February 14, 2005, and March 1, 2005, for interested parties to file comments on the petition for declaratory ruling. Two parties filed comments in support of and one party opposed the petition. We filed a reply to the comments in opposition. We cannot be certain how or when the FCC will rule on the petition for declaratory ruling.

If the FCC determines that we have failed to comply with the ORBIT Act, the ORBIT Act directs the FCC to impose limitations on or deny our applications for satellite licenses and for the renewal of satellite licenses, as well as to limit or revoke previous authorizations to use our satellite capacity to provide non-core services to, from or within the United States. The FCC may also deny licensing for additional services in the United States. If we were prevented from providing capacity for non-core services or additional services, our revenue and the value of our business would be significantly adversely impacted. In 2004, we estimate that revenue derived from the use of capacity on the IS and IA satellites for services that could be characterized as non-core services or additional services was approximately $280 million. However, this amount could be higher based on interpretations of the ORBIT Act. We would also be unable to implement important aspects of our business strategy, including our strategy to expand our customer base for video applications. Our failure to comply with the requirements of the ORBIT Act, as amended, could result in the breach of covenants that are contained in or constitute a default under our existing debt instruments or under any future debt instruments.

In connection with our authorization from the FCC relating to the Intelsat Americas Transaction, in February 2004, the FCC interpreted the ORBIT Act to authorize it to preclude us from providing certain “additional services” that we did not provide prior to

March 17, 2000, the effective date of the ORBIT Act, until we have conducted an initial public offering meeting the requirements of the ORBIT Act. Consequently, the FCC’s authorization relating to this transaction prohibits our Intelsat North America LLC subsidiary from using the Intelsat Americas satellites to provide capacity for direct-to-home services, referred to as DTH services, until we are deemed to have satisfied the initial public offering requirements of the ORBIT Act. However, the FCC has granted Intelsat North America LLC special temporary authority that allows it to continue to provide services to DTH providers pursuant to the customer contracts we acquired in the Intelsat Americas Transaction until April 13, 2005. In March 2004, SES filed an application for review of the FCC’s order relating to the Intelsat Americas Transaction requesting, among other things, that the FCC vacate this special temporary authority. If the FCC’s decision on SES’ application is adverse to us, the FCC could revoke this special temporary authority. In addition, if we are not deemed to have satisfied the initial public offering requirements of the ORBIT Act before the expiration of this special temporary authority, we could be prevented from providing services to DTH providers pursuant to the customer contracts we acquired in the Intelsat Americas Transaction beyond April 13, 2005. In order to continue to provide these services, we would have to obtain from the FCC an extension of this special temporary authority or the FCC would have to reverse its decision to prohibit Intelsat North America LLC from using the satellites acquired from Loral to provide services to DTH providers until we are deemed to have satisfied the initial public offering requirements of the ORBIT Act. If the FCC denies our request for an extension or determines that we have failed to comply with the ORBIT Act, we would no longer be authorized to provide services to DTH providers under the customer contracts we acquired in the Intelsat Americas Transaction. We believe that approximately $20 million of the revenue generated by the IA satellites in 2004 was from the provision of services to DTH providers pursuant to these contracts.

The results of any International Telecommunication Union satellite registration process may interfere with our use of orbital locations for our future satellites or prevent us from operating satellites in those orbital locations as contemplated by our business plan. Also, our rights to orbital locations may change or expire.

We are required to coordinate the use of our satellites at particular orbital locations as part of the satellite registration process of the International Telecommunication Union, referred to as the ITU, in order to prevent interference between our satellite system and other existing or planned satellite systems. We must also submit by specified deadlines due diligence and other information required by the registration process. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms and we must rely on the governments of the United States, the United Kingdom, Papua New Guinea and Germany to represent our interests before the ITU, including obtaining new rights to use orbital locations, coordinating frequency use and resolving disputes relating to the ITU’s rules and procedures. Consequently, the registration process may negatively impact our ability to provide the services we intend to provide using a satellite located at a given orbital location. In addition, the registration process may result in modifications of our proposed coverage areas or satellite deployment plans. We may be required to accept modifications that significantly restrict our use of a particular orbital location, possibly to the extent that our use of the orbital location would no longer be financially viable. Moreover, the registration of our future satellites may not be successful and may not allow us to operate our satellites in accordance with our desired satellite deployment plans.

In accordance with the ITU’s Radio Regulations, the FCC has reserved on our behalf rights to 27 C-band and Ku-band orbital locations, including rights to four orbital locations acquired in the Intelsat Americas Transaction, and rights to one C-band, Ku-band and Ka-band location acquired in the Intelsat Americas Transaction. In addition, in the Intelsat Americas Transaction, we acquired rights to operate in the C-band at a sixth orbital location that are reserved by PANGTEL. Finally, as a result of the COMSAT General Transaction, we acquired the rights to operate UHF-band, L-band and C-band at one additional orbital location. Our in-orbit satellites do not currently occupy all of these orbital locations. If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies ITU or FCC requirements, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations and the locations could become available for other satellite operators to use. As noted above, we cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our orbital locations or frequency assignments licensed by the FCC, PANGTEL, Ofcom or RegTP, the German regulatory authority for telecommunications and posts, could significantly affect our plans and impact our ability to implement our business strategy. Such a loss could therefore have a material adverse effect on our revenue and profitability, as well as on the value of our business.

Ofcom is responsible for our filings with the ITU for the rights to use the Ka-band at six orbital locations, C-band at five of these same locations, Inter-satellite Link bands at four of these same locations and Ku-band FSS at three of these same orbital locations. We are not currently utilizing any of the filings under Ofcom’s responsibility. Ofcom is also responsible for our ITU filings for the rights to use the BSS portion of the Ku-band at six orbital locations. We have not yet notified the Ku-band BSS filings made on our behalf by Ofcom at two of these locations and have notified and deployed only some of the frequencies covered by these filings at the remaining locations. Under the ITU’s Radio Regulations, which Ofcom applies to satellite operators subject to its jurisdiction, we must notify the filings made on our behalf and deploy the corresponding satellite by specified deadlines or we will lose rights to the associated orbital locations. We are required to use the Ka-band at five of our orbital location under Ofcom’s responsibility by February 2008 and at the remaining orbital location by August 2008. One of the five orbital locations with Ka-band filings expiring in February 2008 also has a more senior filing expiring in October 2005, and five of the six orbital locations have more senior filings for the upper 1 GHz of the Ka-band (up and down links) expiring in May 2007. We are required to use the C-band at the five C-band orbital locations under Ofcom’s responsibility by March 2006. With respect to three of these orbital locations we also have C-band filings that allow deployment in this band by as late as February 2008. We are required to use the Inter-satellite Link bands at the four respective orbital locations under Ofcom’s responsibility by October 2005. Finally, we are required to use the Ku-band FSS at the three orbital locations under Ofcom’s responsibility by February 2008. We are required to use our Ku-band BSS filings by August 2005. If we do not notify and deploy any Ka-band, Ku-band BSS, Ku-band FSS, Inter-satellite Link band or C-band satellites capable of transmitting in the unused frequency assignments reserved on our behalf by the specified dates, we may lose our rights to these frequency assignments. We may decide not to deploy any such Ka-band, Ku-band BSS, Ku-band FSS, Inter-satellite Link band or C-band satellites at all. Even if we do decide to deploy one or more such satellites, we may not be able to manufacture and launch any of them before the expiration of our rights. If we lose our rights to use these frequency assignments and orbital locations, they would then become available for use by other satellite operators.

RegTP is responsible for our filings with the ITU for the rights to use the UHF- and X-bands at three locations and Ka-band at two of the same locations. We are not currently utilizing any of the UHF-, X- and Ka-band filings under RegTP’s responsibility. We are required to use the UHF-, X- and Ka-bands at the locations under RegTP’s responsibility by February 2010. If we do not notify and deploy any UHF-, X- or Ka-band satellites capable of transmitting in the unused frequency assignments reserved on our behalf by the specified dates, we may lose our rights to these frequency assignments. We may decide not to deploy any such UHF-, X- or Ka-band satellites at all. Even if we do decide to deploy one or more such satellites, we may not be able to manufacture and launch any of them before the expiration of our rights. If we lose our rights to use these frequency assignments and orbital locations, they would then become available for use by other satellite operators.

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

We also need to maintain our existing regulatory approvals, and from time to time obtain new regulatory approvals, in connection with the satellite and other services that we provide to our customers. We are subject to the regulatory and licensing requirements of each of the countries in which we provide our services, as well as to certain international regulatory regimes. For example, we are subject to and need to comply with:

•	the laws and regulations administered by the FCC;

•	other U.S. laws and regulations, including U.S. export control laws and U.S. sanctions regulations;

•	regulation by the Bermuda Monetary Authority and the Minister of Finance of Bermuda and other Bermuda laws and regulations;

•	regulation by the U.K.’s Ofcom;

•	regulation by PANGTEL;

•	regulation by RegTP;

•	the economic sanctions imposed by the United Nations;

•	licensing regulations in countries in which we operate our own earth stations;

•	the ITU satellite registration process; and

•	the laws and regulations of the over 200 countries and territories in which we provide our services.

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

If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, we may be unable to export technical information or equipment that we are required to provide to non-U.S. persons and companies under our contracts, including our satellite construction, launch and insurance contracts. Additionally, if we do not maintain our existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the United States, we may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Failure to obtain authorizations under the U.S. export control and trade sanctions laws and regulations, or revocation of any of these authorizations, could have a material adverse effect on our business.

Satellites and related equipment, as well as technical information relating to satellites, are regulated under U.S. export control laws and regulations. As a company with subsidiaries located in the United States, we are required to comply with these laws and regulations, and many of our current contracts for the manufacture, launch, operation and insurance of our satellites require the export of satellite hardware or technical information to locations outside of the United States or to non-U.S. persons or companies. U.S. export control laws and regulations require that we obtain a license from the U.S. Department of State’s Directorate of Defense Trade Controls in order to export any satellites or related equipment or technical information to non-U.S. persons or to locations outside of the United States. We also have to obtain licenses from the U.S. Department of Commerce’s Bureau of Industry and Security in connection with the export of certain equipment relating to our satellite network. We have obtained the licenses we currently need in order to export the equipment and information required by our contracts and by our current operations, and we believe that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain. However, these licenses could be suspended or revoked for cause. Although we do not currently believe we are at risk of having our current licenses suspended or revoked, the U.S. government could nevertheless determine to suspend or revoke these licenses. In addition, we may not be able, on a timely basis or at all, to renew any licenses that are due to expire but are necessary to our business operations or to obtain any new licenses that we require in the future. The average time it takes to obtain an authorization from the Directorate of Defense Trade Controls or the Bureau of Industry and Security is between 30 and 90 business days, although in specific cases authorization may take longer, and timely receipt of authorizations is often critical to our business operations. There could be delays in the processing of renewal or new license applications that we submit in the future, or our applications could be denied. If in the future we are delayed in obtaining or cannot obtain renewals or new licenses, or if any of the licenses already granted to us are suspended or revoked, it could have a significant negative impact on our ability to acquire new satellites, launch new satellites, insure our satellites or operate the satellites in our network, which would have a material adverse effect on our revenue and profitability.

Many of our employees are non-U.S. nationals. Access to technical information relating to our satellites by these non-U.S. national employees is also regulated by U.S. export control laws and regulations. We have obtained export authorization from the Directorate of Defense Trade Controls to allow all necessary non-U.S. national employees to have access to our technical information that is subject to U.S. export control laws. However, this authorization could be revoked for cause, which could prevent us from obtaining a new authorization in the future. In addition, the authorization requires us to maintain certain internal controls relating to this technical information. If we do not properly manage our internal compliance or if any of our employees violates applicable laws or regulations, we could be exposed to civil and criminal liability or could lose our current export authorization. Because of the broad scope of activities covered by this authorization and the functions performed by our non-U.S. national employees covered by the authorization, the loss of the authorization could materially adversely impact our operations.

In addition, because we conduct management activities from Bermuda, our U.S. suppliers must comply with U.S. export control laws and regulations in connection with their export of satellites and related equipment and technical information to us. Our ability to acquire new satellites, launch new satellites or operate our satellites could also be negatively affected if our suppliers do not obtain required U.S. export authorizations.

Because of our history as an intergovernmental organization prior to privatization, the countries to which we provide satellite capacity include Cuba, Iran and the Sudan. We provide services to these countries pursuant to authorizations that we have received from the U.S. Department of the Treasury’s Office of Foreign Assets Control, referred to as OFAC, as these countries are subject to U.S. trade sanctions. However, these licenses are strictly limited to the provision of public international telecommunications services as defined in the INTELSAT Agreement, which is the treaty that established the IGO. If we were to violate the terms of these authorizations, we could be exposed to criminal and civil liability, or OFAC could suspend or revoke our authorizations to provide services to sanctioned countries, and our business could be adversely affected. Changes in the geopolitical environment could result in the modification or revocation of these OFAC authorizations or the imposition of sanctions on other countries, which could adversely affect our business.

If we do not maintain required security clearances from, and comply with our agreements with, the U.S. Department of Defense, we will not be able to continue to perform our obligations under classified U.S. government contracts.

To be able to participate in classified U.S. government programs, we sought and obtained security clearances for one of our subsidiaries from the U.S. Department of Defense as required under the national security laws and regulations of the United States by entering into a proxy agreement with the U.S. government. If we do not maintain these security clearances, we will not be able to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party, the U.S. government would have the right to terminate our contracts requiring access to classified information and we will not be able to enter into new classified contracts. As a result, our business could be materially adversely affected. Further, if we materially violate the terms of the proxy agreement, which limits our ability to control the operations of this subsidiary, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Intelsat is a limited liability company incorporated under the laws of Bermuda. Intelsat was incorporated on December 14, 1999 and is subject to the Companies Act 1981 of Bermuda. Our principal executive offices are located at Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and our telephone number is (441) 294-1650.

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

The privatization required the amendment of the two formal agreements establishing the IGO. These two agreements were the Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT,” known as the INTELSAT Agreement, and the Operating Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT,” known as the Operating Agreement, which both entered into force in February 1973. Because the process to formally ratify the amendments to the INTELSAT Agreement was expected to be lengthy, the IGO’s Assembly of Parties decided to provisionally apply, or rapidly implement, the amendments on a consensus basis with effect from July 18, 2001, pending their formal ratification. See Item 3.D — ”Risk Factors” for a discussion of the risks associated with our privatization. Formal entry into force of the amendments to the INTELSAT Agreement occurred on November 30, 2004.

Upon our privatization, the IGO’s Signatories and Investing Entities became the shareholders of all of the outstanding ordinary shares of Intelsat. Ordinary shares were allocated among the IGO’s Signatories and Investing Entities in proportion to their investment share in the IGO. Each Signatory and Investing Entity that executed and delivered the required privatization agreements, including a shareholders agreement, received shares in Intelsat in proportion to its investment share in the IGO. The ordinary shares allocated to those Signatories and Investing Entities that had not executed and delivered the required privatization agreements by July 18, 2001 were transferred to a trust. These former Signatories and Investing Entities generally may receive their shares in Intelsat once they execute and deliver the required agreements and related documentation.

The IGO, referred to post-privatization as ITSO, will continue to exist as an intergovernmental organization for a period of at least 12 years after July 18, 2001, and then may be terminated by a decision of the Assembly of Parties. Pursuant to an agreement among ITSO and Intelsat and certain of our subsidiaries, we have an obligation to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access, and ITSO monitors our implementation of this obligation.

On August 16, 2004, Intelsat and Intelsat Bermuda entered into a transaction agreement, referred to as the Transaction Agreement, with (i) Intelsat Holdings, (ii) a wholly owned direct Bermuda subsidiary of Intelsat Holdings, which we refer to as Zeus Merger 1, and (iii) a wholly owned direct Bermuda subsidiary of Zeus Merger 1, which we refer to as Zeus Merger 2. Pursuant to the Transaction Agreement, Intelsat Holdings agreed to acquire Intelsat for total cash consideration of approximately $3 billion, with pre-acquisition debt of approximately $2 billion remaining outstanding, and with the shareholders of Intelsat generally being entitled to receive $18.75 per ordinary share. In connection with Intelsat Holding’s acquisition of Intelsat, the following transactions occurred:

•	Zeus Merger 1 amalgamated with Intelsat, with the resulting company being a direct wholly owned subsidiary of Intelsat Holdings and being named Intelsat, Ltd. Upon this amalgamation, Intelsat’s equity holders immediately prior to the amalgamation ceased to hold shares or other equity interests in Intelsat

•	Zeus Merger 2 amalgamated with Intelsat Bermuda which at that time was the direct or indirect parent of all of our operating subsidiaries, with the resulting company being a direct wholly owned subsidiary of resulting Intelsat and being named Intelsat Bermuda

Intelsat Holdings, Zeus Merger 1 and Zeus Merger 2 are Bermuda companies that were newly formed for the purpose of consummating the Acquisition Transactions. As part of the transactions referred to above, the Investors and certain members of our existing and prospective management contributed equity to Intelsat Holdings in the aggregate amount of approximately $515 million.

In addition, in connection with the completion of the Acquisition Transactions, Intelsat Bermuda entered into a $300 million revolving credit facility and borrowed approximately $150 million under a new $350 million Term Loan B facility, referred to together as the Senior Secured Credit Facilities. Intelsat Bermuda also issued $1 billion of floating rate senior notes due 2012, $875 million of 8 1/4% senior notes due 2013 and $675 million of 8 5/8% senior notes due 2015, referred to collectively as the Acquisition Finance Notes. The net proceeds from the borrowings under the Senior Secured Credit Facilities and the Acquisition Finance Notes, together with cash on hand, were used to consummate the transactions described above and to pay related fees and expenses. We refer to the amalgamation of Zeus Merger 1 with Intelsat, the amalgamation of Zeus Merger 2 with Intelsat Bermuda, the borrowings under the Senior Secured Credit Facilities, the issuance of the Acquisition Finance Notes and the related contributions of equity as the Acquisition Transactions.

On February 11, 2005, Intelsat and Zeus Special Subsidiary Limited (which we refer to as Finance Co.) issued $478.7 million in aggregate principal amount at maturity of 9 ¼% Senior Discount Notes due 2015, which we refer to as the Discount Notes yielding approximately $300 million net proceeds at issuance to finance the repurchase of a portion of the outstanding preferred shares of Intelsat Holdings.

On February 28, 2005, Intelsat Bermuda drew $200 million under the $350 million Term Loan B facility to fund the payment of Intelsat’s 2005 Eurobond Notes.

On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to a newly formed wholly owned subsidiary, Intelsat Subsidiary Holding. Intelsat Subsidiary Holding assumed substantially all of the then-existing liabilities of Intelsat Bermuda and Intelsat Bermuda became a guarantor of the obligations under the Acquisition Finance Notes and the Senior Secured Credit Facilities. Following the Transfer Transactions, Finance Co. was amalgamated with Intelsat Bermuda.

The proceeds of the offering of the Discount Notes, net of certain fees and expenses, were distributed by Intelsat Bermuda to its parent, Intelsat and by Intelsat, to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings.

See also Item 4.B — “Business Overview” and Item 5 — “Operating and Financial Review and Prospects” for information regarding our capital expenditures and our history and development generally.

B.	Business Overview

We are a leading global provider of fixed satellite services, with customers that include leading telecommunications companies, multinational corporations, Internet service providers, media broadcasters and government/military organizations. Founded in 1964, we have provided communications capacity for milestone events in the 20th century, including transmitting worldwide the video signals of the first moon walk, providing the “hot line” connecting the White House and the Kremlin and transmitting live television coverage of every Olympics since 1968.

Our goal is to connect people and businesses around the world with reliable, flexible and innovative communications services. We supply voice, data and video connectivity in over 200 countries and territories for over 700 customers, many of which we have had relationships with for over 30 years. We operate in an attractive, well-developed segment of the satellite communications industry that is characterized by steady and predictable contracted revenue streams and strong free cash flows, which represent cash flows from operating activities less capital expenditures. In 2003, the fixed satellite service or FSS sector generated revenue of approximately $6.6 billion, and by that measure we were the second largest operator, according to Euroconsult. We generate revenue primarily from leasing capacity on our satellites, which is contracted for periods of up to 15 years. Our backlog, which is our expected actual future revenue under our customer contracts, was approximately $4.0 billion as of December 31, 2004, 99% of which related to contracts that are non-cancellable or cancellable only upon payment of substantial termination fees.

We believe that we have one of the largest, most technologically advanced, flexible and reliable satellite fleets in the world. Our in-orbit satellite fleet, which covers 99% of the world’s population, includes 27 satellites and leased capacity on two additional satellites, excluding our IS-804 satellite and our ownership interest in the Marisat-F2 satellite, which we acquired as part of the COMSAT General Transaction. Many of our satellites have steerable beams that can be reconfigured to provide different areas of coverage, and many of our satellites can be relocated to other orbital locations. The flexibility of our fleet allows us to respond quickly to changes in market conditions and customer demand. During the past 30 years, other than the IS-804 satellite which recently experienced an anomaly that resulted in a total loss, each of the station-kept satellites we launched has exceeded, or is expected to exceed, its design life. Our satellite fleet is operated via ground facilities used to monitor and control our satellites and is complemented by a terrestrial network of teleports, points of presence and leased fiber links for the provision of our managed services.

We have invested heavily in our global communications network over the past several years. Consequently, we expect our capital expenditures to be significantly reduced to maintenance levels in the near to mid term. We are nearing the end of our most recent satellite fleet renewal and deployment cycle, at the completion of which we will have spent approximately $2.6 billion on eight satellites launched since June 2001 and on our IA-8 satellite which is expected to be launched during the second or third quarter of 2005. We have no other satellite launch plans in the near to mid term. We believe that we have one of the youngest satellite fleets in the industry. The average remaining orbital maneuver life was twelve years as of December 31, 2004, weighted on the basis of available capacity for the 22 station-kept satellites of the 27 satellites we own.

Recent Events

On January 28, 2005, Intelsat was acquired by Intelsat Holdings, a Bermuda company, for total cash consideration of approximately $3 billion, with pre-acquisition debt of approximately $2 billion remaining outstanding. Intelsat Holdings was formed at the direction of funds advised by or associated with Apax Partners Worldwide LLP and Apax Partners, Inc., referred to jointly as Apax Partners, Apollo Management V, L.P., referred to as Apollo, MDP Global Investors Limited, referred to as Madison Dearborn Partners, and Permira Advisers LLC, referred to as Permira. Each of Apax Partners, Apollo, Madison Dearborn Partners and Permira is referred to as a Sponsor and the funds advised by or associated with each Sponsor are referred to as an Investor Group. The Investor Groups collectively are referred to as the Investors. Prior to the Acquisition Transactions, funds advised by or associated with Madison Dearborn Partners transferred less than 0.1% of their interest in Intelsat Holdings to an unaffiliated investment partnership. References to the Investors include this partnership.

As part of the transactions referred to above, the Investors and certain existing and prospective members of management purchased preferred and ordinary shares of Intelsat Holdings. In addition, in connection with the Acquisition Transactions our wholly owned subsidiary Intelsat Bermuda established a new $300 million revolving credit facility, borrowed approximately $150 million under a new $350 million Term Loan B facility, referred to together as the Senior Secured Credit Facilities, and issued $1 billion of floating rate senior notes due 2012, $875 million of 8 1/4% senior notes due 2013 and $675 million of 8 5/8% senior notes due 2015, referred to collectively as the Acquisition Finance Notes. On February 28, 2005, Intelsat Bermuda borrowed an additional $200 million under the $350 million Term Loan B facility which was used to fund the payment of our 2005 Eurobond Notes. The Acquisition Finance Notes and the Senior Secured Credit Facilities are guaranteed by Intelsat and certain of its direct and indirect subsidiaries. The proceeds from the Investors’ equity contributions and the net proceeds from the borrowing under the Senior Secured Credit Facilities and the Acquisition Finance Notes, together with cash on hand, were used to consummate the transactions described above and to pay related fees and expenses. Approximately $1.7 billion of Intelsat’s existing debt, which we refer to as the Parent Notes, as well as approximately $54 million of other debt and capital lease obligations, remains outstanding following the Acquisition Transactions and after repayment of the 2005 Eurobond Notes.

On February 11, 2005, Intelsat and Finance Co. issued $478.7 million in aggregate principal amount at maturity of Discount Notes yielding approximately $300 million net proceeds at issuance to finance the repurchase of a portion of the outstanding preferred shares of Intelsat Holdings. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to Intelsat Subsidiary Holding. Intelsat Subsidiary Holding assumed substantially all of the then-existing liabilities of Intelsat Bermuda, and Intelsat Bermuda became a guarantor of the obligations under the Acquisition Finance Notes and the Senior Secured Credit Facilities. We refer to these transactions, together with the issuance of the Discount Notes, as the Transfer Transactions. Following the Transfer Transactions, Finance Co. was amalgamated with Intelsat Bermuda, and the entity that survived that amalgamation was Intelsat (Bermuda), Ltd. The proceeds of the offering of the Discount Notes, net of certain fees and expenses, were distributed by Intelsat Bermuda to its parent, Intelsat and by Intelsat to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings.

Intelsat Holdings has selected David P. McGlade to succeed Conny Kullman as Chief Executive Officer, or CEO, of Intelsat upon termination of his current employment, which will be no later than March 31, 2005. Mr. McGlade is currently the Chief Executive Officer of O2 UK, the largest subsidiary of mmO2 plc and a leading UK cellular telephone company, and an executive director of mmO2 plc. He will cease to occupy his positions with O2 UK and mmO2 no later than March 31, 2005. It is expected that Mr. Kullman will continue as CEO until the date Mr. McGlade begins his employment as CEO and thereafter will continue to serve as Chairman of the board of directors of Intelsat.

In recent months, we experienced two satellite anomalies that could impact our business. On November 28, 2004, our IA-7 satellite experienced a sudden anomaly in its north electrical distribution system that resulted in the loss of control of the satellite and the interruption of customer services on the satellite. The IA-7 satellite is one of the in-orbit satellites acquired by us from Loral in March 2004 as part of the Intelsat Americas Transaction and covers the continental United States, Alaska, Hawaii, Canada, Central America and parts of South America. The IA-7 satellite is an FS 1300 series satellite manufactured by SS/L, and was launched in September 1999. In accordance with our existing satellite anomaly contingency plans, we made alternative capacity available to all of our IA-7 satellite customers, and most of these customers accepted that capacity. We provided alternative capacity primarily on other satellites in the Intelsat Americas fleet and on the IS-707 satellite, and in some cases using capacity that we leased from other satellite operators. On November 30, 2004, following an intensive recovery effort, our engineers were able to regain command and control of the IA-7 satellite and operation of 22 of its 48 transponders, and we restored some customers to service on the satellite. We do not expect that the anomaly will have a material impact on our backlog. During the fourth quarter of 2004 we recorded a non-cash impairment charge of $84.4 million to write down the IA-7 satellite to its estimated fair value following the anomaly. As of December 31, 2004, the net book value of the IA-7 satellite was approximately $49.5 million. The IA-7 satellite anomaly is not currently expected to result in the acceleration of capital expenditures to replace the IA-7 satellite. We participated in a failure review board with manufacturer SS/L to investigate the cause of the anomaly. The failure review board has identified the likely root cause of the anomaly as a design flaw that is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. This design flaw exists on two of Intelsat’s satellites—IA-7 and IA-6. Intelsat presently believes, based on analysis by the IA-7 failure review board, that the probability of a further, similar anomaly occurrence on the IA-7 satellite, or a similar anomaly occurrence on the IA-6 satellite, is low. The failure review board has determined that the IA-8 satellite does not include the same design flaw that it identified as the most likely cause of the IA-7 anomaly. Therefore, our IA-8 satellite is expected to be launched during the second or third quarter of 2005. Other than the non-cash impairment charge that we recorded in the fourth quarter of 2004, we do not believe that the partial loss of the IA-7 satellite will have a material impact on our revenue or operating expenses in 2005 or on our backlog.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. The IS-804 satellite provided services primarily to telecommunications carriers and government telecommunications administrations in the South Pacific. The IS-804 satellite was manufactured by Lockheed Martin Corporation and was launched in December 1997. In accordance with our existing satellite anomaly contingency plans, we made alternative capacity available to our IS-804 satellite customers on Intelsat’s and other operators’ satellites. We established a failure review board with the manufacturer to investigate the cause of the IS-804 anomaly, and we currently believe it may take until mid-2005 for the failure review board to reach its conclusions. We believe there is no connection between the IS-804 satellite anomaly and the IA-7 satellite anomaly, as the two satellites were manufactured by two different companies and their designs are different. We expect to record a non-cash impairment charge of approximately $73 million during the first quarter of 2005 to write off the value of the IS-804 satellite. Pending the outcome of the failure review board investigation, we do not currently expect the loss of the IS-804 satellite to result in the acceleration of capital expenditures to replace the satellite. Other than the non-cash impairment charge that we expect to record in the first quarter of 2005, we do not believe that the loss of the IS-804 satellite will have a material impact on our revenue or operating expenses in 2005 or on our backlog.

Our Service Applications

We provide satellite capacity and related communications services for the transmission of voice, data and video traffic. Our customer contracts offer different service commitment types, which fall primarily into three categories: (1) leases, (2) channel and carrier commitments, and (3) managed services. Our services are used for voice and data applications, video applications and government/military applications (for which we began tracking and reporting on January 1, 2003), each of which is described below.

The following table summarizes the service applications supported by our network and the estimated percentage of our revenue generated by the sale of capacity for each service application category. The breakdown of our revenue by service application category is based on our analysis of transmission plans and other information supplied to us by our customers. While we believe that the information provided to us is reliable, it has not been verified by us or any independent sources and we cannot assure you as to its accuracy.

Service Application Category	Percentage of Revenue for the Years Ended December 31,
	2002	2003	2004
Carrier	37%	37%	32%
Corporate Network	30%	26%	26%
Video	17%	16%	19%
Government/Military (1)	—	11%	14%
Internet	15%	10%	9%

(1)	Note that no information is available for the Government/Military service application prior to 2003, although we provided such services prior to that time.

Voice and Data Applications

Our services are used for voice and data service applications in three main categories–corporate network applications, carrier applications and Internet applications–each as described below.

Corporate network applications. Corporate networks include both point-to-point and point-to-multipoint traffic and enable one and two-way communications among multiple business sites. Satellite corporate networks, which often use very small aperture terminals, or VSATs, provide a flexible and effective communications platform, particularly for companies connecting broadly dispersed locations or in areas where terrestrial capabilities are unavailable or unreliable. These networks support a significant number of narrowband and broadband applications including the connection of dispersed locations to corporate intra/extranets, point of sale transactions and credit card authorizations, virtual private networks, LAN/WAN internetworking and voice-over-IP (VoIP).

Our corporate network applications customers include sophisticated satellite end users and integrators. These customers combine satellite capacity and other communications services to create customized networks that address their specific needs or respond to the specific needs of their customers. For a discussion of our strategy with respect to corporate network applications, see “– Our Business Strategy – Grow Our Business in the Corporate Network, Video and Government/ Military Applications.”

Carrier applications. Carrier applications include the use of our satellite capacity by telecommunications carriers for the transmission of voice and data traffic over point-to-point connections between telecommunications hubs. Our customers for carrier applications are primarily large, established communications services providers and government telecommunications administrations around the world.

Because the IGO was created to provide capacity for international public telecommunications services, the use of our capacity for carrier applications has historically been our largest source of revenue. However, the market for satellite-based voice and data services has faced, and is expected to continue to face, competition from fiber optic cable. See Item 3.D — “Risk Factors — Risk Factors Relating to Our Business” for a discussion of the competition from fiber optic cable. Despite the migration to fiber of our point-to-point carrier customers on certain routes, we believe that we will continue to earn a significant portion of our revenue from our carrier applications in the near term. In addition, we believe that the growth of our managed services business will substantially offset the expected decline in our carrier business. For a discussion of our strategy with respect to carrier services, see “— Our Business Strategy – Focus on Growth Areas within the Voice and Data Customer Service Application.”

Internet applications. Our satellite capacity is used by internet service providers or ISPs and other customers for internet protocol or IP trunking and for direct Internet access broadband connectivity. The availability of Internet backbone connectivity via satellite allows our ISP customers to bypass terrestrial networks controlled by incumbents or reach areas that lack adequate terrestrial infrastructure. Our users in this segment include Tier 1 and Tier 2 Internet service providers and other communications services providers that require backbone connectivity and that market Internet-related services to their customers. For a discussion of our strategy with respect to Internet applications, see “—Our Business Strategy – Focus on Growth Areas within the Voice and Data Customer Service Application.”

Video Applications

We currently offer three types of services to our video customers:

•	video distribution services, which include the transmission of television programming for broadcasters, cable networks, direct-to-home service providers and other redistribution systems;

•	video contribution services, which include the transmission of news, sports and other video programming from various locations to a central video production studio; and

•	“direct to home,” or DTH, services, which include the transmission of television channels for household reception.

During 2004, we improved our position in this market with our acquisition of the North America satellites and related customer contracts of Loral. As a result of this transaction, we believe that we are now a leading provider of FSS capacity for the distribution of broadcast video in North America and that we are the leading provider of FSS capacity for non-English language programming distribution in North America, with over 150 channels broadcast. Globally, we are a leading provider of FSS capacity for DTH services, delivering programming to millions of viewers and supporting 11 DTH platforms around the world. For a discussion of our strategy with respect to video applications, see “– Our Business Strategy – Grow Our Business in the Corporate Network, Video and Government/ Military Applications.”

Government/Military Applications

We provide satellite capacity and managed services for a variety of applications to various government and military entities, including the U.S. government and its defense and civilian agencies, as well as NATO members. We believe that we have an advantage in this market because the global nature and reliability of, as well as our ability to move, our fleet allows us to address changing demands for satellite coverage and provide mission-critical communications capability.

We currently serve more than 60 U.S. government and military users and NATO entities, either directly or indirectly, and we improved our position in this market with our 2004 acquisition of COMSAT General, which provides us with a vehicle for further penetrating the government and military market. For a discussion of our strategy with respect to government/ military applications, see “—Our Business Strategy — Grow Our Business in the Corporate Network, Video and Government/ Military Applications.”

Our Strengths

Our business is characterized by the following key strengths:

Strong Free Cash Flow and Near-Term Revenue Visibility

We believe that our increasing revenues, combined with our modest capital expenditures profile, low tax obligations and limited working capital requirements, will result in the generation of significant free cash flow. The FSS sector requires sizable up-front investment to develop and launch satellites. However, once satellites are operational, the costs of sales and operations do not vary significantly as usage of our system increases and are, with sufficient scale, low relative to the revenue that may be generated, typically resulting in high margins and strong free cash flow. We are nearing the end of our most recent satellite fleet renewal and deployment cycle, at the completion of which we will have spent approximately $2.6 billion on eight new satellites launched since June 2001 and on our IA-8 satellite which is expected to be launched during the second or third quarter of 2005. Due to available capacity in our fleet, we have the potential to add customers and increase revenue without near- to mid-term satellite investment or a significant increase in our costs of operations, which should increase cash flow. Aside from the planned launch of our IA-8 satellite, we currently have no launches planned in the near to mid term. As a result, excluding $114 million in deposits made in 2004 that we expect to be classified as capital expenditures in 2005, we expect to significantly reduce capital expenditures to levels of less than $100 million per year over the near to mid term.

Our backlog was approximately $4 billion as of December 31, 2004. Taking into account the impact of the IA-7 satellite anomaly and the recent loss of the IS-804 satellite, we currently expect to generate approximately $882 million of revenue from this backlog over the twelve months ending December 31, 2005. Our backlog provides significant near-term revenue visibility, particularly since 99% of our total backlog relates to contracts that either are non-cancellable or have substantial termination fees. In each of the last three years, the revenue that we expected to generate from our backlog at the beginning of the year represented in excess of 70% of that year’s actual revenue. See Item 5 — “Operating and Financial Review and Prospects — Backlog” for further information regarding our backlog.

Global Fleet of Reliable, Flexible, Healthy Satellites

We believe that we have one of the most technologically advanced, largest and youngest fleets of satellites in the FSS sector. Other than the IS-804 satellite which recently experienced an anomaly resulting in a total loss, the average remaining orbital maneuver life was twelve years as of December 31, 2004, weighted on the basis of available capacity for the 22 station-kept satellites we own. Our high engineering standards, with built-in redundancies on all of our satellites, provide for a reliable, flexible, generally healthy fleet. For the year ended December 31, 2004, the transponder availability rate for satellites owned and operated by us, referred to as the IS Satellites, was 99.9998%, excluding the Intelsat Americas satellites and the Marisat-F2 satellite in which we acquired an ownership interest as a result of the COMSAT General Transaction, and which does not give effect to the recent loss of our IS-804 satellite that occurred after that date. Including the Intelsat Americas satellites and taking into account the anomaly which resulted in the partial loss of the IA-7, the transponder availability rate dropped to 99.9946%. For the 12-month period ending January 31, 2005, the 12-month rolling average transponder availability rate for the IS and Intelsat Americas satellites, taking into account the IA-7 and IS-804 anomalies, was 99.9925%. During the past 30 years, other than the IS-804 satellite, each of our station-kept satellites has exceeded, or is expected to exceed, its design life.

Our satellites cover 99% of the world’s population, and we provide satellite capacity in the C- and Ku-bands in over 200 countries and territories. Our fleet includes satellites in prime orbital locations with coverage of key regions such as North America and the Middle East. We also have terrestrial assets consisting of teleports, points of presence and leased fiber connectivity that complement our satellite network and enable us to provide customized managed services.

We believe that the flexibility and global coverage provided by our satellite network and the rights we hold to use strategic orbital locations distinguish us from most other satellite operators. Many of our satellites are equipped with steerable beams that can be moved to cover areas with higher demand. In addition, many of our satellites can be relocated to different orbital locations. The design flexibility of our satellites enables us to respond rapidly to changing market conditions and to changes in demand for satellite capacity. As an example, in 2004 the consolidation of our fleet in the Pacific Ocean Region and deployment of the 10-02 satellite to 359°E resulted in the release of two Intelsat satellites that were redeployed to address the increased demand for satellite capacity in the Africa and Middle East regions.

Diversified Revenue and Backlog

Our revenue and backlog are diversified among service applications, geographic regions, satellites and customers. None of our satellites generated more than 10% of our revenue for the year ended December 31, 2004, and no single customer accounted for more than approximately 4% of our revenue during this period. The diversity of our revenue allows us to benefit from changing market conditions and minimizes our risk from fluctuations in any one of these categories and from difficulties that any one customer may experience.

Our historical revenue in terms of the geographic location of our customers is approximately as follows:

	Years Ended December 31,
Geographic Region	2002	2003	2004
North America and the Caribbean	24%	27%	37%
Europe	29%	25%	22%
Asia Pacific	17%	17%	12%
Sub-Saharan Africa	11%	13%	14%
Latin America	13%	11%	9%
Middle East and North Africa	6%	7%	6%

The geographic diversity of our backlog is approximately the same as that of our revenues. We determine the geographic location of a customer based on the customer’s billing address. However, in most cases our customers use the services that we provide either to send information to, or to receive information from, areas outside of the country or territory in which they are located.

Established Relationships with Premier Customers

We provide satellite services to over 700 customers, including many of the world’s leading telecommunications companies, multinational corporations, ISPs, media broadcasters and government/military organizations. We have served many of our largest customers, including the majority of our top ten customers and their predecessors, for over 30 years. The following table includes examples of our customers for each service application:

Service Application Category	Customers
Voice and Data:

Corporate Network	Central Bank of the Russian Federation, Equant, Hughes Network Services, Schlumberger, United Nations, World Bank

Carrier	AT&T, British Telecommunications, China Telecom, Global Crossing, Vodacom

Internet	Cable and Wireless, Link Africa, Sprint

Video	BBC World, Canal Digital, CBS, CNN International, MTV3, Playboy Entertainment

Government/Military	U.S. Department of Defense’s Armed Forces Radio & Television Service, Artel, National Oceanic and Atmospheric Administration, U.S. Department of State, U.S. Navy

Strong Position in Growing Corporate Network and Government/Military Service Applications

We have strong positions in areas of the FSS sector that are experiencing growth, such as data applications, primarily for corporate and broadband data, and government/military applications. We believe that the market for satellite corporate network services will continue to grow as corporations and value-added network service providers seek to connect thousands of locations across a region or across several countries into a single, managed network. We expect growth in the use of VSATs in particular to continue as businesses further globalize and realize the benefits of communicating via a comprehensive satellite-based network. We also believe growth in our corporate network business will be facilitated by the continued growth of VPNs and emerging applications such as voice over Internet protocol and video over Internet protocol. Satellites are inherently well suited to deliver multiregional IP networks due to their multicasting capabilities and large geographic footprints.

We believe, based on the most recently available Euroconsult report, that we are the largest provider of wholesale commercial satellite capacity to the U.S. government and military. Government/military customers currently rely on commercial satellite capacity for a growing portion of their mission-critical communications and customized managed services. As a result of the current geopolitical environment and the increasing homeland security requirements of the U.S. government, government/military customers are expected to require greater commercial communications capacity for mission-critical defense and civilian applications. We attribute our strength in this area to the flexibility and global nature of our fleet, and the reliability of our satellites in transmitting mission-critical communications. We intend to utilize our well-established customer relationships, our enhanced capabilities as a result of the COMSAT General Transaction and our enhanced North American coverage as a result of the Intelsat Americas Transaction to strengthen our position in this customer segment.

Strong Position in Growing Video Service Applications

We are a leading provider of FSS capacity for broadcast video distribution in North America and for video contribution and DTH services around the world. We believe that growth will be driven by, among other things, the demand for high-definition television or HDTV and non-English language programming in developed countries and the expansion of DTH services in several regions around the world.

HDTV programming, which requires significantly more satellite capacity to transmit a given amount of content than standard-definition programming requires, is expected to grow rapidly in the near to mid term, especially in North America, as programmers seek to increase their audiences by offering high-definition sports and other entertainment programming where the high-definition format can enhance the content. As one of the leaders in serving North American broadcast networks, we are using our position to enable early high-definition adopters, such as CBS Sports, to move high-definition content from the creation source to their studios via our satellite network and terrestrial networks. We believe that our Intelsat Americas satellites are well positioned to serve both the cable and broadcast communities and to meet any expected increase in demand for distribution of HDTV programming.

Non-English language programming in the United States has increased dramatically in the last few years to over 300 channels. The growth in non-English language programming in the United States is driven by the demand for tailored channels from different ethnic groups within the country’s diverse population, including the desire to access sports, news and entertainment programming from non-U.S. countries. Our IA-5 satellite carries over 150 international channels, including many that are brought to the United States on our system, and we believe that IA-5 carries more non-English language programming than any other satellite in North America. In addition, our global network carries non-English language programming from the source and delivers it to our North American distribution system for customers that include GlobeCast WorldTV, the largest international content aggregator in North America.

We believe that we are well positioned in another growing video application, the distribution of DTH programming around the world. Currently, our network supports 11 DTH platforms, providing content to millions of households. We will continue our focus on higher-growth regions including Eastern Europe, Africa and parts of Asia, where we believe we are well positioned. Given the flexible nature of our capacity, including the ability to reconfigure beam coverage on a number of our satellites in response to customer demand, we believe we will be able to respond to new customer requirements as they develop. Our position in the video market is further strengthened by the fact that, on a system-wide basis, Intelsat carries video services which are 90% digital. In addition, the launch of the IA-8 satellite offers additional capacity for further growth in Intelsat’s successful non-English language DTH programming and for expanded TV Broadcast services from this strategic location.

Our Business Strategy

Our goal is to sustain our leadership position in the FSS sector and enhance our free cash flow by pursuing the following key business strategies:

Grow Our Business in the Corporate Network, Video and Government/Military Applications

We believe that corporate network, video and government/military applications represent opportunities for consistent revenue growth over the long term for operators in the FSS sector. We intend to focus our resources on penetrating these service applications further in order to increase our revenue and cash flow and to continue to diversify our customer base.

Corporate Network Applications

We believe, based on the most recently available Euroconsult report, that we are a leading provider of capacity for satellite corporate network services. Our strategy is to expand our customer base for corporate network applications by establishing new relationships, and broadening our existing relationships, with satellite-oriented service providers and by marketing our managed services to network integrators with less experience in satellite services. We expect to utilize these relationships to increase the use of satellite services as extensions of, and overlays to, the networks of private network providers. We also intend to use our capabilities to expand our service offerings to address vertical markets, such as the finance, manufacturing, mining and oil and gas industries. We believe that we are well positioned with our extensive satellite and terrestrial infrastructure to support the high service levels that corporate network customers require.

Our corporate network customers offer advanced services to their end users and increasingly require managed services that we believe are best addressed by a network that combines satellite and terrestrial infrastructure. As we further extend our marketing reach to medium-sized and small distributors, we expect to be serving a customer base that requires our expertise to integrate and manage the many communications media that comprise a high-performance network.

We believe that broadband access is a corporate network application that represents a long-term opportunity for growth. We believe that the evolution of the Internet and the digitization of media and entertainment properties have increased the demand for broadband connectivity. Based on discussions with customers in our distribution network and market research, we believe that enterprises, particularly in developing regions, have broadband service requirements that are currently not being met. We believe that VSAT and other satellite-based networks are well positioned to meet these requirements, offering services that can be implemented quickly in locations where terrestrial alternatives are either not available, unreliable or too expensive.

We are addressing opportunities to provide satellite broadband direct access by using an incremental approach that utilizes our existing infrastructure to gain experience and build strategic relationships with customers and service partners. In addition to our investment in WildBlue Communications Inc., referred to as Wildblue, we are analyzing various partnering and alliance strategies in this area to gain access to next-generation technology while limiting our business risks.

Video Applications

We believe that we are well positioned to grow both the distribution and contribution portions of our video business. We believe that the demand for transponder capacity dedicated to broadcast content distribution will grow as the demand for HDTV programming increases over the next several years, particularly in the United States and Western Europe. We intend to use our available North American satellite capacity to establish a new HDTV neighborhood (i.e., a satellite that has a community of customers serving similar applications where the customer perceives value through utilizing common equipment or accessing common content) with some of our most important broadcasting and entertainment customers as anchor tenants. We also intend to expand our ability to offer high-definition programmers an end-to-end service, using our terrestrial network with points of presence at sports stadiums and top media centers to capture content in high definition at the creation source and to transport it through our satellite and terrestrial networks. This strategy proved successful when NHK, the global leader in HDTV programming, chose to work with us for the 2004 Republican and Democratic national conventions.

Because broadcasters, cable systems and other television content redistribution systems install a large number of fixed antennas in order to be able to access popular programming for their viewers and subscribers, the use of our satellites by a popular broadcaster could attract other broadcasters to distribute their programming using the same satellites and thereby create distribution neighborhoods on these satellites. As a result of the Intelsat Americas Transaction, we currently operate several neighborhoods for the distribution of broadcast network video content in the United States. We also serve a number of video communities worldwide, including a cable distribution neighborhood in Latin America and DTH platforms in Europe and the Middle East. In Latin America, we successfully created a new cable distribution community on our IS-805 satellite by securing anchor customers such as Telefe of Argentina and TV Globo of Brazil and by providing antennas to facilitate access to the satellite from cable head-ends. By attracting additional broadcasters of popular television programming to selected satellites in our fleet, we plan to expand the broadcast communities on those satellites.

We also believe we have the ability to further strengthen our position in the distribution of non-English language programming. Our IA-5 satellite carries over 150 such channels, including many that are brought to the United States on our system, and we believe that IA-5 carries more non-English language programming than any other satellite in North America. We intend to expand the non-English language programming neighborhood on our IA-5 satellite to accommodate demand. In addition, many U.S. cable operators are increasingly faced with the need to offer non-English language programming to compete effectively with providers of direct broadcast satellite services in the United States. We believe we can offer cable operators a rebroadcast package of international channels that is attractive from the standpoint of both cost and technical efficiency.

Our satellite system currently distributes DTH programming for a number of regional providers. We will continue to develop our DTH platform business, targeting Eastern Europe, Africa and regions within Asia where we can use our available capacity and the flexibility of our satellite fleet to capture opportunities. In particular, we intend to grow our share of the DTH distribution market by building on our success with existing customers as programmers seek to add programming to established networks and as new networks develop.

With respect to video contribution, we intend to expand our hybrid infrastructure and distribution partnerships to grow our business. Our end-to-end, managed contribution service addresses the needs of broadcasters and video programmers and provides customers with the ability, on demand, to move video content around the world using a cost-effective infrastructure that integrates the global coverage of our satellite fleet and our network of teleports and fiber interconnections to major video exchange points. Our North American network infrastructure was upgraded during the first quarter of 2004 to add video points of presence. Our upgraded infrastructure provides redundancy for both transmission media and associated equipment and includes updated centralized management and monitoring for both network status and service quality.

Government/Military Applications

We believe, based on the most recently available Euroconsult report, that we are the largest provider of wholesale commercial satellite capacity (directly and indirectly) to the U.S. government and military. We believe that the defense and civilian agencies of various governments are experiencing an increased need for commercial satellite communications services, due in part to anti-terrorism efforts, conflicts in the Middle East and increased worldwide military activity. We believe we are well positioned to increase our leading position in the growing area of commercial satellite-based government/military service applications as we continue to capitalize on our strong government relationships, serving more than 60 U.S. government and NATO users, and our flexible, reliable and global network.

We believe that our acquisition of the Intelsat Americas fleet has strengthened our position in this service application by providing us with greater coverage of North America, which allows us to offer additional satellite capacity and services to various defense and civilian agencies of the U.S. government. The COMSAT General Transaction should also further strengthen our leading position serving this customer segment with the addition of managed services capability and high-level personnel who have security clearances and long-standing government customer relationships. We believe that our expanded service capability as a result of the Intelsat Americas and COMSAT General Transactions and our emphasis on managed services will attract additional government business and enable us to work with a broader scope of government contractors and integrators.

Focus on Growth Areas within the Voice and Data Customer Service Applications

We believe the primary growth area within voice and data customer service applications will be our managed services business. Customers are increasingly looking for more integrated services to meet their communications needs. We intend to use our leadership in providing voice and data services for carriers, as well as our global network, technical expertise and well-established customer relationships, to offer new services, such as our managed services, to existing customers and to broaden the types of customers we serve. For example, we are offering integrated services to our Tier 1 ISP customers. Tier 1 ISPs are carriers whose Internet traffic is sufficiently large that they exchange traffic at no cost with other carriers of similar size. In addition, we are expanding our marketing directly to regional Tier 2 and Tier 3 ISPs, which must pay Tier 1 providers to exchange their traffic. We are providing these ISPs with complete Internet backbone access services, including hardware from third-party resellers, satellite capacity, Internet backbone connections and network management.

We are also planning to increase our marketing focus on, and to target customers in, newly deregulated regions. We believe new carrier companies and providers of competitive services, such as wireless communications and Internet services, in these regions are seeking to introduce their services quickly and independently of the established local carriers. In addition, there are still many regions of the world that lack direct access to cable interconnects or whose internal infrastructure either does not exist or is unreliable. We intend to increase our focus on customers requiring satellite capacity for reliable connections between low-traffic communications hubs in smaller cities and from cable interconnects and communications hubs to telecommunications central offices in remote and underserved areas where we can provide a critical portion of the telecommunications infrastructure. We also intend to introduce new, more cost-effective technologies and managed services to our existing customers, which we believe will enhance our retention rates and provide our customers with more efficient use of our network.

Because satellite capacity is often the most strategic and complex part of a communications network, we believe that we are well positioned as compared with ground-based communications service providers to offer cost-effective global connectivity services. We will use our global network, technical expertise and established customer relationships, as well as the opportunities resulting from deregulation and from our privatization, to implement the specific initiatives discussed above in order to sustain our leadership in voice and data services.

Capitalize on Opportunities in the Next Phase of our Transition from an IGO

We are the successor to the IGO, which was created in 1964. In July 2001, the IGO privatized by transferring substantially all of its assets and liabilities to Intelsat and its subsidiaries. Prior to the privatization, as the IGO, we were restricted in terms of both the services we could offer and the pricing for our services. Since privatization, we have sought to expand our service offerings, improve our sales and marketing organization and diversify our revenue through targeted acquisitions in growth areas. We believe actions in the last 12 to 18 months, many of which have only recently begun to translate into financial results, have positioned us to improve our commercial operations.

Our sales and marketing team was strengthened through increased technical skills and substantially reorganized in April 2003 to better focus on capturing a larger amount of the demand in growing customer applications, where we are well positioned with the necessary capacity, and on growing our managed services business, which we were previously restricted in offering. Our backlog has stabilized over the last nine months, which we attribute to the improved performance of our sales and marketing team, expanded market opportunities as a result of the Intelsat Americas Transaction and the success of our managed services business, which has grown rapidly since its introduction in 2001.

We intend to manage our operating expenses to optimize margins and free cash flow. During the last few years, we had higher staffing levels than we believe are required today to efficiently run our business. Our staffing level for 2004 peaked at June 1, 2004, with 981 full-time regular employees. By December 31, 2004, we had 808 full-time regular employees, or nearly 18% fewer employees than we had at June 1, 2004, excluding the 31 employees we hired in connection with the COMSAT General Transaction. The full-year savings from these reductions have yet to be realized in our financial results.

Pursue a Disciplined Acquisition Strategy

Over the past several years, the FSS sector has been, and continues to be, reshaped as a result of consolidation, deregulation, privatization and, more recently, the increase in private equity ownership of satellite operators. Post-privatization, we have sought to strengthen our business through targeted acquisitions, and we have a successful track record of executing strategic transactions. For example, the Intelsat Americas Transaction provided us with comprehensive coverage of North America, which has significantly enhanced our video business, and the COMSAT General Transaction is expected to strengthen our ability to provide services to government and other customers. In connection with our acquisition of the Intelsat Americas assets, we have integrated the acquired customers and assumed full control and operation of the acquired satellites, with minimal increases in operational and sales staff and ahead of schedule. We have also pursued the strategic acquisition of rights to operate at certain new orbital locations.

We intend to continue to evaluate and pursue strategic transactions that we believe could:

•	broaden our customer base, including in corporate network, video and government/military applications;

•	provide enhanced landmass coverage of strategic geographic regions, including regions experiencing growth;

•	provide us with complementary technical and commercial capabilities, including a video or a government/military business complementary to the businesses we are seeking to grow organically;

•	further utilize our existing hybrid infrastructure;

•	shift our service application mix to include more point-to-multipoint traffic; and

•	create operational and capital spending efficiencies.

Our Network

Our in-orbit fleet is currently comprised of 27 satellites owned by us and leased capacity on two satellites owned by other satellite operators in the Asia-Pacific region, as well as ground facilities related to the operation and control of our satellites. In the COMSAT General Transaction, we also acquired an ownership interest in a partnership that owns the Marisat-F2 satellite. The IS-804 satellite was recently removed from our in-orbit fleet when it experienced an anomaly that resulted in a total loss. Our IA-8 satellite is expected to be launched during the second or third quarter of 2005, which will provide additional capacity in the Americas. Our network also includes ground assets consisting of teleports or leased teleport facilities supporting commercial services in Germany, the United States, Australia, China, Colombia, Argentina, UAE, Italy, and South Africa and points of presence in New York, Hong Kong, Frankfurt, Los Angeles and London. Our satellite operations are supported by ground assets and leased facilities in the United States, Germany, Italy, South Korea, Australia, and South Africa. We upgraded our North American infrastructure in 2004 to include an expanded number of video points of presence as we seek to grow our video business following the completion of the Intelsat Americas Transaction.

Our customers depend on our global communications network and our operational and engineering leadership, including our:

•	nearly 40-year operating history and pioneering achievements in satellite communications;

•	highly redundant network;

•	ability to relocate or reconfigure capacity on many satellites to cover different geographic regions; and

•	consistently high transponder availability levels.

We believe that our operational and engineering achievements are due primarily to our satellite procurement and operations philosophy, which we believe has been different from that of other satellite operators. Our operations and engineering staff is involved from the design through the decommissioning of each satellite that we procure. With our own staff working on site to monitor progress, we maintain close technical collaboration with our contractors during the process of designing, manufacturing and launching a satellite. We continue our engineering involvement throughout the operating lifetime of each satellite. Extensive monitoring of earth station operations and around-the-clock satellite control and network operations support ensure our consistent operational quality, as well as timely corrections when problems occur. In addition, we have in place contingency plans for technical problems that may occur during the lifetime of a satellite.

At the time that we acquired the IA satellites from Loral, four of these satellites had already been designed, manufactured and launched and were operating in orbit, and the construction of the IA-8 satellite was nearly complete. Following the closing of the Intelsat Americas Transaction, we worked closely with Loral to monitor the operations of the IA satellites in orbit and to effect an orderly transition of the control and operation of all of these satellites to our network, which we completed on March 1, 2005, ahead of our original schedule.

Satellite Systems

There are three primary types of commercial communications satellite systems: low-earth orbit systems, medium-earth orbit systems and geosynchronous systems. Geosynchronous communications satellites such as ours are located approximately 22,300 miles, or 35,700 kilometers, above the equator. These satellites can receive radio frequency communications from an origination point, relay those signals over great distances and distribute those signals to a single receiver or multiple receivers within the coverage areas of the satellites’ transmission beams.

Geosynchronous satellites send these signals using various parts of the electromagnetic spectrum. The satellites in our fleet are designed to provide capacity using the C- and Ku-bands of this spectrum. A third frequency band, the Ka-band, is not widely used at this time, but is being considered for use in new projects, especially broadband services. A Ka-band satellite may be accessed by a smaller antenna, which is an important consideration for residential and small business markets. Our IA-8 satellite, which is expected to be launched during the second or third quarter of 2005, will have transponders available for transmitting and receiving in the C-, Ku- and Ka-bands.

A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites revolve around the earth with a speed that corresponds to that of the earth’s rotation and appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit. The daily north-south motion of a satellite in inclined orbit exceeds the specified range of latitudes of its assigned station-keeping box, and the satellite appears to oscillate slowly, moving above and below the equator every day. An operator will typically operate a satellite in inclined orbit toward the end of its useful life because the operator is able to save significant amounts of fuel by not controlling the north-south position of the satellite and is thereby able to extend substantially the useful life of the satellite. However, the types of services and customers that can access an inclined orbit satellite are limited due to the daily variations in the satellite’s footprint, and we typically offer capacity on these satellites at a discount. As a result, the revenue we can earn from these satellites is limited. In order to extend the orbital maneuver lives of our five Intelsat VI series satellites, we are operating these satellites in inclined orbit and, as a result, are continuing to earn revenue beyond our original estimates for these satellites.

In-Orbit Satellites

With our satellites located over North America and over all of the principal ocean regions—the Atlantic, Pacific and Indian—and leased capacity available in the Asia-Pacific region, we provide coverage of 99% of the world’s population. The following diagram shows the locations as of December 31, 2004 of our owned 27 satellites. This diagram does not include the IS-804 satellite which recently experienced an anomaly and was declared a total loss.

Our fleet has been designed to provide a high level of redundancy for our customers. The features of our network that provide this redundancy are as follows:

•	most places on the surface of the earth are covered by more than one of our satellites;

•	many of our satellites have flexible design features and steerable beams that enable us to reconfigure capacity to provide different areas of coverage;

•	many of our satellites also have the ability to be relocated to different orbital locations; and

•	subject to availability, our in-orbit fleet includes sparing capacity on operational satellites.

The design flexibility of some of our satellites enables us to meet customer demand and respond to changing market conditions. As noted above, these features also contribute to the redundancy of our network, which enables us to ensure the continuity of service that is important for our customers and to retain revenue in the event that we need to move customers to alternative capacity.

We measure the reliability of our network over a given period of time by calculating the total transponder hours in service for satellites owned and operated by us as a percentage of the total number of potential transponder hours during that time period, including hours during which transponders were not in service due to interruption or other outage. We exclude from this calculation the transponders on our satellites that are unusable due to satellite orbital location, inter-system coordination issues or beam configurations or that are permanently unusable due to the impact of certain anomalies. See “—In-Orbit Satellites” below and Item 3.D — “Risk Factors” elsewhere in this annual report for a discussion of anomalies. For the year ended December 31, 2004, the transponder availability rate for satellites owned and operated by us, excluding the Intelsat Americas satellites and the Marisat-F2 in which we acquired an ownership interest as a result of the COMSAT General Transaction, was 99.9998%. Including the Intelsat Americas satellites and taking into account the anomaly which resulted in the partial loss of the IA-7, the transponder availability rate for the year ended December 31, 2004, dropped to 99.9946%. For the 12-month period ending January 31, 2005, the 12-month rolling average transponder availability rate for the IS and Intelsat Americas satellites, taking into account the IA-7 and IS-804 anomalies, was 99.9925%. This availability rate was achieved by accumulating nearly 7.6 million transponder hours in service, with approximately 16 hours of accumulated transponder outage. Our transponder availability rate has averaged 99.997% from 1985 through 2004, and during the past 30 years, other than the IS-804 satellite which had completed more than 70% of its design life before experiencing an anomaly which resulted in a total loss, each of the station-kept satellites has exceeded, or is expected to exceed, its design life.

Our system fill factor represents the percentage of our total available station-kept transponder capacity, including the capacity that we lease, that is in use or that is reserved at a given time. As of December 31, 2004, we had an average system fill factor, including guaranteed reservations for service, of nearly 62.5%. This figure includes the transponders on IS-10-02 sold to Telenor.

As of December 31, 2004, other than our IS-804 satellite which recently experienced an anomaly resulting in a total loss, our in-orbit fleet had 1,043 and 438 36 MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. These totals measure transponders on station-kept satellites, including the transponders that we lease from other satellite operators. Except as otherwise indicated, and other than our IS-804 satellite, which recently experienced an anomaly and was declared a total loss, the table below provides a summary of our in-orbit satellite fleet as of December 31, 2004.

Satellite	Manufacturer	Orbital Location	Launch Date	End of Orbital Design Life	Estimated End of Orbital Maneuver Life (1)
Station Kept:
IS-701	SS/L	180.0°E	10/93	8/04	4/12
IS-702	SS/L	54.85°E (2)(3)	6/94	4/05	10/12
IS-704	SS/L	66.0°E	1/95	11/05	10/11
IS-705	SS/L	310.0°E	3/95	1/06	12/09
IS-706	SS/L	50.25°E (2)(3)	5/95	3/06	1/13
IS-707	SS/L	307.0°E	3/96	1/07	3/13
IS-709	SS/L	85.15°E	6/96	4/07	9/12
IS-801	LMC (4)	328.5°E	3/97	3/07	9/09
IS-802	LMC	32.9°E	6/97	6/07	11/14
IS-805	LMC	304.5°E	6/98	6/08	7/16
IS-901	SS/L	342.0°E	6/01	6/14	7/19
IS-902	SS/L	62.0°E	8/01	8/14	2/20
IS-903	SS/L	325.5°E	3/02	3/15	3/19
IS-904	SS/L	60.0°E	2/02	2/15	3/20
IS-905	SS/L	335.5°E	6/02	6/15	1/21
IS-906	SS/L	64.15°E	9/02	9/15	11/21
IS-907	SS/L	332.5°E	2/03	2/16	10/21
IS-10-02 (5)	EADS Astrium	359.0°E	6/04	8/17	6/21
IA-5	SS/L	97.0°W	5/97	7/09	4/21
IA-6	SS/L	93.0°W	2/99	3/11	6/22
IA-7	SS/L	129.0°W	9/99	11/11	11/15(6)
IA-13 (7)	SS/L	121.0°W	8/03	8/18	2/24
APR-1 (8)	ISRO (9)	83.0°E	N/A	N/A	N/A
APR-2 (8)	Alcatel	110.5°E	N/A	N/A	N/A
Inclined Orbit:
IS-601	Hughes (10)	64.25°E	10/91	10/01	6/10
IS-602	Hughes	150.5°E (2)(11)	10/89	10/99	9/07
IS-603	Hughes	340.05°E	3/90	3/00	12/08
IS-604	Hughes	157.0°E	6/90	6/00	7/05
IS-605	Hughes	77.0°W (12)	8/91	8/01	1/12(12)

(1)	Engineering estimates as of December 31, 2004 determined by remaining fuel levels and consumption rates and assuming no relocation of the satellite.

(2)	Rights to use this orbital location are held by one of our customers.

(3)	Authorization to operate at this location is limited to operation on a non-interference basis.

(4)	Lockheed Martin Corporation.

(5)	Telenor Inma AS owns 18 of this satellite’s Ku-band transponders.

(6)	The IA-7 satellite recently experienced an anomaly, as described in “—Owned Satellites.” The end of orbital maneuver life shown above for this satellite was our estimate prior to the occurrence of the anomaly. The orbital maneuver life of IA-7 was not materially impacted as a direct result of either the anomaly or our efforts to recover the satellite. Although there may be a reduction in the satellite’s orbital maneuver life as a result of new operational constraints, we do not currently believe that any such reduction will be significant.

(7)	EchoStar Communications Corporation owns all of this satellite’s Ku-band transponders and a portion of the common elements of the satellite.

(8)	Operated by another satellite operator with capacity leased by us.

(9)	Indian Space Research Organization.

(10)	Boeing Satellite Systems, Inc.

(11)	The satellite is drifting toward the listed orbital location where it will operate subject to receipt of FCC approval.

(12)	After December 31, 2004, the satellite began drifting toward the 174.0°E orbital location. After this transition, the revised end of maneuver life will be August 2009.

In addition to the satellites shown in the table above, we own an interest in Marisat-F2, an older satellite in inclined orbit that we acquired in the COMSAT General Transaction and that is currently used to provide services to Antarctica.

Owned Satellites. The design life of a satellite is the length of time that the satellite’s hardware is designed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite has enough fuel to remain operational. Over the past 30 years, other than the IS-804 satellite which exceeded 70% of its design life before experiencing an anomaly which resulted in a total loss, each of our station-kept satellites has exceeded or is expected to exceed its design life. We believe we have one of the youngest satellite fleets in the FSS sector. Excluding the IS-804 satellite, the average remaining orbital maneuver life was twelve years as of December 31, 2004, weighted on the basis of available capacity for the 22 station-kept satellites we own.

Other than the IS-804 satellite which recently experienced an anomaly resulting in a total loss,

•	we have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business.

•	most of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet.

•	all of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives, and to date, this redundancy design scheme has proven effective.

The most notable anomalies, losses and risks to our fleet at this time, and the measures we have taken to minimize the impact of some of these anomalies, are described below.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. The IS-804 satellite provided services primarily to telecommunications carriers and government telecommunications administrations in the South Pacific. The IS-804 satellite was manufactured by Lockheed Martin Corporation and was launched in December 1997. In accordance with our existing satellite anomaly contingency plans, we made alternative capacity available to our IS-804 satellite customers both on other Intelsat satellites and on other operators’ satellites.

We have established a failure review board with manufacturer Lockheed Martin Corporation to investigate the cause of the IS-804 anomaly, and currently believe that it may take until mid-2005 for the failure review board to reach its conclusions. We believe there is no connection between the IS-804 satellite anomaly and the IA-7 satellite anomaly described below that occurred in

November 2004, as the two satellites were manufactured by two different companies and their designs are different. The IS-804 satellite was a 7000 series satellite, and the failure review board will evaluate whether the anomaly experienced by the IS-804 satellite is related to other anomalies experienced by satellites in the 7000 series. We operate three other satellites in the 7000 series, the IS-801, IS-802 and IS-805 satellites, manufactured by Lockheed Martin Corporation. None of these three satellites has exhibited any evidence of the type of problem experienced by the IS-804 satellite, and, other than as described below, all three are operating normally.

We did not have in-orbit insurance for the IS-804 satellite. We expect to record a non-cash impairment charge of approximately $73 million during the first quarter of 2005 to write off the net book value of the IS-804 satellite. Pending the outcome of the failure review board investigation, we do not currently expect the loss of the IS-804 satellite to result in the acceleration of capital expenditures to replace the satellite.

Other than the non-cash impairment charge that we expect to record in the first quarter of 2005, we do not believe that the loss of the IS-804 satellite will have a material impact on our revenue or operating expenses in 2005 or on our backlog. We expect to retain approximately 61% of the revenue associated with the IS-804 satellite prior to its loss, which includes revenue expected under a revenue share agreement with New Skies Satellites N.V. (which we refer to as New Skies), and estimate that 2004 revenue attributable to the IS-804 satellite was approximately $40 million. We expect to incur a one-time cost in 2005 due to the re-pointing of antennas in connection with moving customer traffic to other satellites, but currently believe that the resulting increase in our operating expenses will not be material. We estimate that the reduction in our $4.0 billion backlog as of December 31, 2004 as a result of the loss of the IS-804 satellite will be approximately $62 million, or approximately 1.6%.

On November 28, 2004, our IA-7 satellite experienced a sudden anomaly in its north electrical distribution system that resulted in the loss of control of the satellite and the interruption of customer services on the satellite. The IA-7 satellite is one of the in-orbit satellites acquired by us from Loral in March 2004 as part of the Intelsat Americas Transaction and covers the continental United States, Alaska, Hawaii, Canada, Central America and parts of South America. IA-7 is an FS 1300 series satellite manufactured by SS/L and was launched in September 1999. In accordance with our existing satellite anomaly contingency plans, we made alternative capacity available to all of our IA-7 satellite customers, and most of these customers accepted that capacity. We provided alternative capacity primarily on other satellites in the Intelsat Americas fleet and on the IS-707 satellite, and in some cases using capacity that we purchased from other satellite operators.

On November 30, 2004, following an intensive recovery effort, our engineers were able to regain command and control of the IA-7 satellite, and it was placed back in service following operational testing. We have determined that the north electrical distribution system on the IA-7 satellite and the communications capacity associated with it are not operational, but the south electrical distribution system and associated communications capacity are operating normally. In addition, the IA-7 satellite has lost redundancy in nearly all of its components. As a result, the IA-7 satellite faces an increased risk of loss in the future. Currently, 22 of the IA-7 satellite’s 48 C-band and Ku-band transponders, which are all powered by the south electrical distribution system, have been tested, are performing normally and are available for service to our customers. In addition, some of these transponders are currently being used by our customers.

We participated in a failure review board with manufacturer SS/L to investigate the cause of the anomaly. The failure review board has identified the likely root cause of the anomaly as a design flaw that is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. This design flaw exists on two of Intelsat’s satellites – IA-7 and IA-6. Intelsat presently believes, based on analysis by the IA-7 failure review board, that the probability of a further, similar anomaly occurrence on the IA-7 satellite, or a similar anomaly occurrence on the IA-6 satellite, is low.

We did not have in-orbit insurance coverage for the IA-7 satellite. During the fourth quarter of 2004 we recorded a non-cash impairment charge of $84.4 million to write down the IA-7 satellite to its estimated fair value following the anomaly. As of December 31, 2004, the net book value of the IA-7 satellite was approximately $49.5 million. We do not currently expect the IA-7 anomaly to result in the acceleration of capital expenditures to replace the IA-7 satellite. We do not believe that the anomaly that affected the IA-7 satellite will have a material impact on our revenue or cash operating expenses for 2005 or on our backlog. In order to maintain service to some of the affected customers, we expect to continue to purchase capacity from other operators in the near term but believe that the resulting increase in our operating expenses will not be material. Based on our backlog as of December 31, 2004, we estimate that the reduction in our backlog as a result of this anomaly was approximately 1%.

Our IA-8 satellite, also manufactured by SS/L, is a newer generation FS 1300 series satellite than the IA-7 satellite. We delayed the launch of the IA-8 satellite until the causes of the IA-7 anomaly were fully understood. The failure review board has determined that the IA-8 satellite does not include the same design flaw that the board identified as the most likely cause of the IA-7 anomaly. Therefore, we expect that the IA-8 satellite will be launched during the second or third quarter of 2005. The successful launch and placement into service of the IA-8 satellite will add 24 C-band and 36 Ku-band transponders to the Intelsat Americas fleet. As a result of this delay, approximately $65 million in deposits for launch insurance for the IA-8 satellite are now expected to be classified as capital expenditures in 2005 instead of 2004. The decision to delay the launch of the IA-8 satellite does not result in any customer contract terminations or other penalties.

Our IA-6 satellite has experienced recurring failures of one of its two CPUs, including most recently in January 2004. The IA-6 satellite is currently being operated using its second CPU, with no back-up available from the failed CPU.

Our IS-706 and IS-709 satellites have experienced battery cell failures that have reduced the energy available for operating the satellites during solar eclipse periods. A satellite relies on its battery power during these periods, which occur twice per year and can last up to 72 minutes per day over a 45-day period. Available capacity on our IS-706 satellite has been reduced by approximately 30% during eclipse periods due to its battery cell failures. A limited number of additional battery cell failures on either of these satellites could lead to the affected satellite being able to support only half of its nominal traffic load during eclipse periods.

The spare attitude system processor on our IS-802 satellite has failed, resulting in the loss of redundancy. We have deployed a back-up system for controlling the IS-802 satellite’s attitude, or orientation in space, from the ground. This system should allow us to continue operating the satellite in the event the remaining processor fails.

Our IS-904 satellite has experienced the failure of one of its two earth sensors, which are used by the satellite’s on-board control system to keep the satellite pointed in the proper direction. Should the second earth sensor fail, we may not be able to keep the IS-904 satellite pointed properly toward the earth. We have developed a ground-based process that we believe will provide adequate capability to keep the satellite pointed properly should the redundant earth sensor fail.

Our IS-801 satellite experienced an anomaly after its launch and before being put into service that resulted in damage to the satellite’s north solar array structure and a reduction in the satellite’s orbital life. See “—Capacity Sparing and Satellite Insurance” below for a description of an insurance settlement relating to this anomaly. The damage to the north solar array structure has limited our use of certain control equipment on the satellite and necessitated the use of thrusters for continuous attitude corrections. Although there is currently no evidence of further damage to the satellite’s north solar array, it is possible that the damaged array may not continue to perform as it has since the occurrence of the anomaly. In addition, the use of thrusters for continuous attitude corrections may result in premature failure, as they are not designed for this operation. We have made changes in our operation of the IS-801 satellite to minimize the impact on the thrusters and the satellite’s propulsion system. The IS-801 satellite has also experienced degraded performance on four receivers. As a result, one of the satellite’s beams has been configured to use a receiver experiencing degraded performance. This beam is still capable of carrying our current traffic but may be unable to carry additional traffic. The failure of an additional receiver would result in the loss of five or six transponders depending on which receiver fails.

Some of the momentum wheel assemblies on our IS-701, IS-702, IS-704 and IS-709 satellites have been experiencing degraded performance. These wheel assemblies are used to control a satellite’s attitude, and in normal operating mode two of a satellite’s three assemblies must be operating in order for the satellite to use its normal mode of attitude control. We are currently using the redundant momentum wheel assemblies on some of these satellites in order to minimize the risk of wheel failure. In addition, we have developed an alternative thruster control system that would enable us to maintain attitude control, with minimum fuel consumption, in the event that two of a satellite’s three wheels fail. These measures are expected to permit the IS-701, IS-702, IS-704 and IS-709 satellites to exceed their orbital design lives, despite any wheel failures.

See Item 3.D — “Risk Factors” for a discussion of the impact of various satellite anomalies on our business.

Leased Satellite Capacity. One of the two satellites on which we lease capacity is the INSAT 2E, leased pursuant to an agreement with the Government of India, Department of Space, INSAT Programme Office. Under this agreement with the Government of India, we have leased eleven 36 MHz equivalent transponders on INSAT 2E through May 30, 2009. We have the right to extend this lease term until the INSAT 2E has reached the end of its orbital maneuver life, which is currently expected to be May 2012. The other satellite on which we lease capacity is the SINOSAT-1, which we lease pursuant to an agreement with China’s SINO Satellite Communications Company Limited, referred to as SINOSAT. Under this agreement with SINOSAT, we have the option to lease, on a space-available basis, up to six 36 MHz transponders on the SINOSAT-1 satellite. Under this option agreement with SINOSAT, we have leased capacity under one agreement through August 31, 2006.

Planned Satellites. We began a fleet renewal and deployment cycle in 2001, at the completion of which we will have spent approximately $2.6 billion on eight satellites launched since June 2001 and on our IA-8 satellite which is expected to be launched during the second or third quarter of 2005. We believe that these eight satellites and the IA-8 satellite have, on average, more transponders and significantly greater frequency reuse than many of the satellites of other FSS operators. Other than the expected launch of IA-8, we have no launches planned for the near to mid term. In addition, we currently have only one satellite, the IA-9 satellite, under construction.

The IA-8 satellite, which we acquired from Loral, was manufactured by SS/L. The launch of our IA-8 satellite was delayed pending completion of an investigation by the failure review board established to investigate the recent anomaly on our IA-7 satellite, which was also manufactured by SS/L. The failure review board has now determined that the IA-8 satellite does not include the same design flaw that it identified as the likely root cause of the IA-7 anomaly. Therefore, the launch of our IA-8 satellite is expected to occur during the second or third quarter of 2005. We expect this satellite to be deployed at the 89.0° West orbital location. The IA-8 satellite has an orbital design life of 13 years. Assuming no relocation of the satellite from the orbital location to which it is initially deployed, the IA-8 satellite is expected to have an orbital maneuver life of nearly 17 years. The IA-8 satellite will further strengthen our North American coverage and provide additional capacity to allow us to execute our business strategy, particularly for video, corporate networks and government/military applications.

In connection with the Intelsat Americas Transaction, we have entered into a procurement agreement with SS/L for a new satellite, which we refer to as the IA-9 satellite. SS/L is proceeding with construction of the satellite, which is expected to be used in the North American arc.

We would expect to replace existing satellites, as necessary, with more technologically advanced satellites that meet customer needs and that have a compelling economic rationale. We periodically conduct evaluations to determine the current and projected strategic and economic value of our existing and any planned satellites and to guide us in redeploying satellite resources as appropriate.

Construction Agreements. In March 2004, we entered into an agreement with SS/L for the manufacture of the IA-9 satellite and paid to SS/L a deposit in the amount of $50 million as prepayment for a portion of the total satellite purchase price. Our deposit and SS/L’s obligations under the satellite construction agreement are secured by SS/L’s and its affiliates’ interest in an in-orbit satellite, insurance proceeds relating to the satellite and certain other collateral. The in-orbit satellite that is part of our collateral has experienced technical problems, and SS/L has filed an insurance claim relating to these problems. Although we expect that the insurance proceeds assigned to us as part of the collateral will be sufficient to protect our interests, there has been no final resolution of SS/L’s insurance claim. In addition, Loral SpaceCom Corporation, SS/L’s parent company, has provided a guarantee of SS/L’s obligations under this agreement. We are required to pay the majority of the purchase price in the form of progress payments during the period of the satellite’s construction. Our $50 million deposit will be applied against the first $50 million of these progress payments as they are earned by SS/L. The remainder of the purchase price is payable over multiple construction milestones and includes a significant payment that will be due only when the satellite has operated satisfactorily for a specified period of time after the successful completion of in-orbit testing, as well as in the form of incentive payments to SS/L following the launch of the satellite based on the satellite’s orbital performance over its design life. However, the payments described in the preceding sentence will become due and payable to SS/L in the event that we accept the satellite but do not launch it within a specified period of time after acceptance. We are entitled to price reductions or payments by SS/L if it fails to meet agreed-upon milestones in the contract, including in the event of the late delivery of the satellite due to the fault of SS/L. Under this agreement, we have the option to purchase an additional satellite within a specified period of time following the launch of this satellite. SS/L has agreed to defer payment of a portion of the purchase price under the IA-9 construction contract and may waive this payment subject to specified conditions.

We may terminate the IA-9 satellite procurement agreement with SS/L with or without cause. If we terminate the agreement without cause, we are subject to a substantial termination liability that escalates with the passage of time, but which in the first 18 months years after commencement of construction would be substantially less than the cost of completing construction of the satellite. If we terminate for cause, we are entitled to take over any work remaining with respect to the satellite. In this event, SS/L will be required to refund a specified portion of the $50 million deposit we made. In addition, we can recover payments we have made, including the deposit, if the delivery of the satellite has been delayed by more than a specified period of time.

In connection with our acquisition from Loral of the IA-8 satellite, we entered into an amended and restated agreement with SS/L relating to the manufacture of the IA-8 satellite. Under this agreement, SS/L is required to arrange for the launch of the IA-8 satellite on a Sea Launch launch vehicle. Prior to our entering into this agreement, Loral had paid a majority of the purchase price for the IA-8 satellite. The agreement required us to pay the remaining purchase price for the satellite in the form of progress payments during the period of the satellite’s construction. In connection with the Intelsat Americas Transaction, we have assumed SS/L’s remaining payment obligations under its launch services agreement with Sea Launch relating to the IA-8 satellite.

Launch Services Agreements. In connection with the construction agreement for our Intelsat X series satellites, we entered into launch services agreements with Sea Launch and Lockheed Martin Commercial Launch Services, Inc. At the time that we entered into these launch services agreements, we had two Intelsat X series satellites on order, but later terminated our order for the IS-10-01 satellite. In connection with this termination, we amended our launch services agreement with Sea Launch to provide for the launch of an unspecified future satellite. We and Sea Launch agreed that we would treat most of the payments made for the launch vehicle that could have been used for the launch of the IS-10-01 satellite as a credit for the future launch and that the price of the launch vehicle would remain fixed. We also agreed, however, that Sea Launch has the right to terminate our launch services agreement if we do not place an order for a future launch by July 31, 2005. We are presently in discussions with Sea Launch regarding an extension of that date. If Sea Launch terminates our agreement, we will incur a termination liability and will forfeit our credit for a future launch. See Item 5 — “Operating and Financial Review and Prospects —Results of Operations—Years Ended December 31, 2002, 2003 and 2004—Operating Expenses—IS-10-01 Contract Termination Costs” for a discussion of the impact of this agreement on our financial condition and results of operations.

In connection with the COMSAT General Transaction, we have entered into an agreement with Lockheed Martin Commercial Launch Services for the launch of an unspecified future satellite. This agreement provides that we may terminate it at our option, subject to the payment of a termination fee that is the greater of: (a) 50% of the launch service price and accommodation fee paid or due as of the effective date of the termination; or (b) $30 million.

Network Operations and Current Ground Facilities

We control and operate each of our IS satellites and manage the communications services for which each IS satellite is used from the time of its initial deployment through the end of its operational life, and we believe that our technical skill in performing these critical operations differentiates us from our competition. We provide most of these services from our Washington, D.C.-based satellite control center and network management center. We have assumed the control and operation of all of the IA satellites that are currently in orbit; the transition from Loral to Intelsat operations was completed ahead of our original schedule.

We operate a single satellite control center that is responsible for the monitoring and control of our entire satellite fleet 24 hours per day, every day of the year. Our operations philosophy, which we believe has been different from that of other satellite operators, centralizes the global control and operation of our fleet, regardless of the satellite manufacturer or series, in a single facility staffed by specialized personnel. Centralizing these functions enables our staff to become proficient in the management of multiple satellite series, thereby improving our operational redundancy and response times and increasing the cost efficiency of our satellite operations. As a result, we can operate additional satellites with minimal additional cost, a capability that we believe makes our company an attractive platform for future industry consolidation opportunities. Utilizing state-of-the-art satellite command and control hardware and software, the satellite control center analyzes telemetry from our satellites in order to monitor the status and track the location of our satellites. As necessary, our satellite control center sends commands to the satellites for station-keeping maneuvers and equipment reconfigurations.

Our network management center, which includes a specialized video operations center, is responsible for managing the communications services that we provide to our customers and is the first point of contact for customers needing assistance in using our network. Daily tasks include managing uplinks to our satellites and monitoring customer traffic and the quality of our customer communications services. Our network management center also conducts measurements of transponder performance and transmission power and resolves interference issues and other customer concerns. The network management center coordinates satellite configuration changes and satellite transitions, as well as back-up operations for customers’ cable failures. The various monitoring systems that the network management center uses to perform these functions are in continuous, remote-controlled operation 24 hours per day. Our network management center also monitors the end-to-end services that we provide to our customers, including the terrestrial infrastructure used to provide these services. We began to transition the management of customer traffic on the IA satellites to our network management center upon the closing of the Intelsat Americas Transaction. In August 2004, we assumed full control of the management and operations of all customer traffic on the IA satellites without any disruption to our customers. By December 31, 2004, we had assumed full control and operation of two of the four currently in-orbit IA satellites. We assumed full control and operation of the remaining two satellites by March 1, 2005.

Our satellite control center and network management center use a network of ground facilities to perform their functions. This network includes eight primary earth stations that provide tracking, telemetry and command services (which we refer to as TT&C services) for our satellites, referred to as our TT&C stations, and various other earth stations worldwide. We also maintain a back-up operations facility and data center a relatively short distance from our Washington, D.C. facility. In addition to housing the full-time operations center that manages uplinks to the Intelsat Americas satellites for satellite news gathering services, this facility provides back-up emergency operational services in the event that our Washington, D.C. operations areas experience interruption. See “—Property, Plant and Equipment” for a description of this property and the locations of our ground network facilities.

In the past few years, we have established a ground network to complement our satellite fleet and to enable us to provide managed services. Communications providers around the world are seeking to optimize their networks and focus resources on their core competencies. Our managed services combine satellite capacity, terrestrial fiber capacity, communications hardware, ground facilities and network performance monitoring services to provide customers with a complete communications solution. Our terrestrial network includes six teleports or leased teleport facilities, leased fiber connections and strategically located points of presence, which are drop- off points for our customers’ traffic that are close to major interconnection hubs for telecommunications applications, video transmissions and trunking to the Internet backbone. We manage our terrestrial network infrastructure for high technical performance, and in less than two years have grown the amount of traffic on our ground network to over 4 Gigabits, which is equivalent to the capacity of an entire satellite.

Capacity Sparing and Satellite Insurance

Both in-orbit sparing capability and insurance are important components of our risk mitigation strategy for satellite-related malfunctions. While insurance provides cash proceeds in the event of an insured loss, in-orbit sparing provides capacity to meet customers’ needs in the event of a launch failure or an in-orbit failure.

Capacity Sparing

We believe that the availability of spare capacity, together with the overlapping coverage areas of our satellites and flexible satellite design features described in “—Network—Our Satellites” above, are important aspects of our ability to provide reliable service to our customers. In addition, these factors would enable us to mitigate the financial impact to our operations attributable to the loss of a satellite. Our system accommodates in-orbit sparing through the use of capacity on satellites that are less than fully utilized. In addition, we sell some capacity on a preemptible basis and could preempt the use of this capacity in the event of a loss of a satellite. This approach enables us to optimize our fleet and to minimize potential revenue loss. See Item 3.D — “Risk Factors” for a discussion of the impact of a launch or in-orbit failure on our business.

Satellite and Other Insurance

As of December 31, 2004, we had in place an insurance policy that covered the in-orbit operations of our Intelsat IX series satellites. We chose to co-insure $150 million of the net book value of each covered satellite, and insurers covered the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. This policy expired on March 8, 2005, and we do not currently have insurance on our in-orbit satellites with the exception of the IS-10-02 satellite.

We have in place an insurance policy covering the in-orbit operations of our IS-10-02 satellite through June 17, 2005, which we do not intend to renew. Under this policy, we co-insure approximately $55 million relating to the satellite. This amount includes the portion of the net book value of the satellite, excluding capitalized performance incentives, corresponding to the portion of the satellite that we own after the sale of certain transponders to Telenor and the net book value of ground network costs relating exclusively to the satellite. If a total loss to IS-10-02 occurs, we would bear the cost up to the amount that we co-insure. If a partial loss occurs, we would bear nearly 20% of the loss. In either case, we would bear the cost of performance incentives, if any, earned in connection with continued performance of the satellite. We have in place insurance to cover the launch and 180 days of in-orbit operations of the IA-8 satellite in an amount approximating the net book value of the satellite. This insurance will expire if the satellite is not launched before December 31, 2005.

We also have insurance in place through March 31, 2005 for losses to our IS-801 satellite if the cause is related to the satellite’s north solar array. In March 1997, the satellite experienced an anomaly that resulted in a reduction in the satellite’s orbital life. Pursuant to settlement agreements with the IGO, insurers paid $33.3 million based on an estimated orbital life that we currently expect the IS-801 satellite to exceed. If it does so, we will be required to pay insurers 10% of our gross revenue from the satellite, up to

$33.3 million, for the period from the end of orbital life estimated in connection with the settlement agreements to the satellite’s actual end of orbital maneuver life.

We do not have, and do not intend to obtain, in-orbit insurance coverage for the other satellites in orbit, including all of the IA satellites in orbit, not covered by the insurance policies described above. Excluding the IS-804 satellite, the aggregate net book value of these 26 satellites as of December 31, 2004 was $2.6 billion, which includes five satellites with no book value.

In addition to the satellite insurance described above, we currently maintain third-party liability insurance up to a limit of $300 million per occurrence or in the aggregate per year for damages for physical injury and property damage to third parties caused by our satellites. Our current policy expires in early June 2005. We do not insure against lost revenue in the event of a total or partial loss of a satellite.

Sales, Marketing and Distribution Channels

Our sales and marketing effort is designed to build long-term relationships with our customers, with the objectives of sustaining and growing our core fixed satellite services business, diversifying our service portfolio and expanding our customer base. As a customer-focused organization, we work with our customers to ensure that we provide services responsive to their needs. Our Intelsat Global Sales subsidiary, located in London, England, is our global sales and marketing headquarters. In addition, we have established local sales and marketing support offices in the following locations around the world:

•	Brazil

•	China

•	France

•	Germany

•	India

•	Singapore

•	South Africa

•	the United Arab Emirates

•	the United States

We have established these local offices in order to be closer to our customers and thereby to enhance our responsiveness as customer needs arise. Our sales force has evolved in recent years to reflect our corporate focus on our three principal service application areas of voice and data, video and government/military. In addition, as we developed and began marketing more managed services to our customers, we enhanced our sales team to include greater technical marketing and sales engineering expertise and a sales approach focused on creating integrated solutions for our customers’ communications requirements. By establishing local offices closer to our customers and staffing those offices with experienced personnel, we believe that we are able to provide flexible and responsive service and technical support to our customers.

We believe that we enjoy significant brand recognition with current and potential users of our satellite services. We use our brand name, superior network performance and technical support to market our services to a broad spectrum of customers seeking to communicate globally. We use a range of distribution methods to sell our services, depending upon the region, applicable regulatory requirements and customer application. Our wholesale distributors include the incumbent telecommunications providers in a number of countries, competitive communications providers and network integrators. In addition, we sell our services directly to broadcasters, other media companies, major institutions and other customers, particularly in North America.

Backlog

As of December 31, 2004, we had backlog of approximately $4 billion. See Item 5 — “Operating and Financial Review and Prospects —Backlog” for additional information regarding our backlog. Taking into account the impact of the IA-7 satellite anomaly and the recent loss of the IS-804 satellite, we currently expect to deliver services associated with $862 million, or 22%, of our December 31, 2004 backlog over the twelve months ending December 31, 2005.

Satellite Communications Industry

Fixed Satellite Services Sector

We compete in the global communications market for the provision of voice, data, video and wholesale Internet connectivity. Communications services are provided using various communications technologies, including satellite networks, which provide services as a substitute for, or as a complement to, the capabilities of terrestrial networks. We currently operate in the FSS sector of the satellite industry. Operators in the FSS sector, which is the most established sector in the satellite industry, provide communications links between fixed points on the earth’s surface. These services include the provision of satellite capacity between two fixed points, referred to as point-to-point services, and the simultaneous provision of satellite capacity from one fixed point to multiple fixed points, referred to as point-to-multipoint services. Point-to-point applications include telephony, video contribution and data transmission, such as Internet backbone connectivity. Point-to-multipoint applications include DTH and corporate networks.

Over the last several years, deregulation, privatization and consolidation have significantly reshaped the FSS sector. The FSS sector has undergone significant changes in ownership over the past several years as intergovernmental organizations such as our predecessor, the IGO, and the European Telecommunications Satellite Organization, or Eutelsat, have privatized. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies and smaller operators exiting the business or seeking to partner with other providers. We believe that these changes are the result of the increasing globalization of the telecommunications market, customers’ demand for more robust distribution platforms with network redundancies and worldwide reach, and the desire of some FSS operators to secure and improve their market access in key regions. In addition, the scarcity of desirable orbital locations may lead operators to seek to acquire other operators with specific coverage or capacity capabilities. Consolidation may also occur because of the economies of scale from operational and capital expenditure and from marketing efficiencies that can be achieved. There has also been a recent increase in private equity ownership of FSS operators, which is expected to lead to further consolidation and capacity rationalization.

Competitive Advantages of Satellites

Satellites provide a number of advantages over terrestrial communications systems that we believe will result in the continued use of fixed satellite services in the global communications market, particularly for point-to-multipoint applications such as video and corporate data networking. These advantages include satellites’ ubiquitous coverage, their ability to broadcast signals to many locations simultaneously and the seamless transmission afforded by the ability of satellites to broadcast directly to telecommunications services providers and avoid points of congestion. These advantages also include the ability of satellites to operate independently of other telecommunications infrastructures, as well as rapid deployment through the quick installation of the terrestrial hardware necessary to access satellite capacity.

Challenges for New Entrants

There are significant challenges for new entrants into the global satellite communications industry, including the limited number of desirable orbital locations and frequencies that can be coordinated for use and the approvals from numerous national telecommunications authorities required to operate a global satellite communications system. These challenges also include the significant time, large capital investment and high level of technical expertise required to design, construct, launch and operate a satellite. These factors lead us to believe that the number of new entrants to the sector will remain low in the near future.

Competition

We are a global satellite operator. Our competitors include global providers of fixed satellite services, as well as regional satellite operators. We also face significant competition from suppliers of terrestrial communications capacity. We compete with other satellite operators for both point-to-multipoint and point-to-point services. We compete with fiber optic cable operators principally for point-to-point services.

Satellite Operators

We compete with other global satellite operators based on several factors, including price, access, coverage, availability of service and service quality and reliability. The other large global satellite operators are:

SES GLOBAL. SES GLOBAL S.A., referred to as SES, was formed in November 2001 by the combination of ASTRA, Europe’s leading provider of satellite capacity for DTH reception, and AMERICOM, one of the FSS operators based in the United States. SES GLOBAL has a fleet of 28 wholly owned satellites in commercial operation and holds strategic investments in companies that together operate an additional 10 satellites. As of December 31, 2004, SES was a publicly traded company with listings on the Luxembourg Stock Exchange and Euronext Paris. Other major shareholders in SES Global include the Luxembourg government and GE Capital.

PanAmSat. PanAmSat Corporation owns and operates 24 wholly owned satellites with global coverage. PanAmSat is a leading provider of satellite capacity for television program distribution to network and cable systems in North and South

America, Africa, South Asia and the Asia-Pacific region. In August 2004, affiliates of Kohlberg Kravis Roberts & Co., The Carlyle Group and Providence Equity Partners, Inc. and certain members of PanAmSat Corporation’s management completed the acquisition of this company. During 2004, the parent company of PanAmSat filed its initial S-1 registration statement with the SEC in connection with an initial public offering.

New Skies. New Skies, whose predecessor was spun off from the IGO in 1998, owns a fleet of five satellites. New Skies offers voice, data, video and Internet communications services to a range of customers. In November 2004, affiliates of The Blackstone Group completed their acquisition of New Skies. During 2005, the parent company of New Skies filed an S-1 registration statement with the SEC in connection with an initial public offering.

We also compete with a number of companies and governments that operate domestic or regional satellite systems around the world. Competition from these satellite operators is usually limited to service within one country or region, depending on the operator’s satellite coverage and market activities. In addition, some countries limit access to their markets in order to protect their national satellite systems. As regulations in various foreign markets are liberalized, we believe that we will be better able to compete in those markets. Other regional operators are:

Eutelsat. Eutelsat S.A. operates a fleet of 20 owned satellites and leases capacity on four satellites that together primarily provide broadcast video and radio services across its core market of Europe and certain other regions around the world. As of December 31, 2004, about 86% of Eutelsat’s shares were held by private equity controlled entities, with the largest shareholders being Eurazeo and Nebozzo, which together own, individually and through joint ownership, about 58% of Eutelsat’s outstanding shares. About 14% of Eutelsat’s shares are owned by its former signatories.

Loral. Loral Space & Communications Ltd. is a diversified satellite company with substantial activities in satellite manufacturing and satellite-based communications. On July 15, 2003, Loral Space & Communications Ltd. and several of its subsidiaries each filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In March 2004, we completed the purchase of this company’s North American satellite assets. Loral currently operates a fleet of five satellites and provides services primarily to broadcasters in Asia, Europe and the Americas.

While the five companies described above offer services similar to those that we offer, all of these companies have historically derived a greater share of their total revenue from the provision of video services than we have. However, we believe that our long history of high-quality, reliable service and the redundancy and flexibility of our network distinguish us from other satellite operators.

We expect consolidation in the industry to continue. See Item 3.D — “Risk Factors” for information on the effect of consolidation in our industry on our competitive environment.

Fiber Optic Cables

We compete with providers of terrestrial fiber optic cable capacity on certain routes. As a result, we have been experiencing, and expect to continue to experience, a decline in our channel and carrier product revenue due to the build-out of fiber optic cable capacity. However, we believe that satellites have advantages over fiber optic cables in certain regions and for certain applications. The primary use of fiber optic cables is carrying high-volume communications traffic from point to point, and fiber capacity is available at substantially lower prices than satellite capacity once operational. Consequently, the growth in fiber optic cable capacity on point-to-point transoceanic routes, particularly across the Atlantic Ocean, has led voice, data and video contribution customers that require service between major city hubs to migrate from satellite to fiber optic cable. However, satellite capacity remains competitive for signals that need to be transmitted beyond the main termination points of fiber optic cables, for point-to-multipoint transmissions and for signals seeking to bypass congested terrestrial networks. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective or is physically not feasible. We believe that the competition we face from fiber optic cable companies is based primarily on price.

Regulation

We are regulated by the FCC under the Communications Act of 1934, as amended. We also are subject to the requirements of the ORBIT Act and the export control laws, sanctions regulations and other laws and regulations of governmental entities in the countries in which we operate. In addition, we are subject to the satellite registration process of the International Telecommunication Union.

Regulation by the FCC

Except for our use of the Broadcast Satellite Services or BSS portion of the Ku-band on one satellite, which is subject to U.K. regulation as described below, and our use of the C-band on one satellite, which is subject to regulation by PANGTEL, all of our currently operating satellites are licensed in the United States. Our ownership and operation of these satellites is regulated by the FCC, the government agency with primary authority in the United States over the commercial use of satellite radio communications. Violations of the FCC’s rules may result in various sanctions, including fines, loss of authorizations and the denial of applications for new authorizations or the renewal of existing authorizations.

Authorization to Launch and Operate Satellites

The FCC will issue licenses to launch and operate satellites to satellite operators that meet the FCC’s legal and technical requirements. The FCC requires applicants for satellite licenses to demonstrate that their proposed satellites would be compatible with the operations of adjacent satellites and expects adjacent satellite operators to coordinate with one another to avoid or minimize harmful interference. The FCC does not become involved unless the operators are unable to resolve their conflicts.

On August 8, 2000, the FCC conditionally authorized our Intelsat LLC subsidiary to operate the IGO’s 17 C-band and Ku-band satellites existing at that time and to construct, launch and operate the satellites that were then planned. These authorizations are conditioned on our compliance with the requirements of the ORBIT Act, which are discussed below under “—The ORBIT Act.” These conditional authorizations provided Intelsat LLC with access to a total of 22 orbital locations and granted multiple waivers of the FCC’s technical rules to accommodate the existing design and operations of our satellite system. For example, the FCC waived its two-degree spacing requirement to allow operation of those of our satellites that did not conform to this requirement. The FCC also waived certain financial requirements. The FCC’s waivers with respect to a particular satellite will apply for the entire term of the satellite license. However, the FCC is not required to grant additional waivers to us in connection with future satellite applications.

Intelsat LLC’s conditional authorizations for the IS satellites became effective on July 18, 2001, the date on which the IGO, in connection with the privatization, transferred ownership of its satellites to Intelsat LLC. This was also the date on which the IGO transferred its International Telecommunication Union network filings for 22 orbital locations associated with the operation of these satellites to the U.S. national registry. Pursuant to these conditional FCC licenses, Intelsat LLC may use its orbital locations and satellites to provide services in the United States and internationally.

In February 2004, the FCC conditionally approved the transfer to our Intelsat North America LLC subsidiary of licenses to operate at five orbital locations associated with the Intelsat Americas assets acquired from Loral. This approval is conditioned on our compliance with the requirements of the ORBIT Act. In addition, this approval is conditioned on our compliance with our security-related commitments to the Department of Justice, Department of Homeland Security and Federal Bureau of Investigation, including our commitment to establish a security committee of the board of directors of our Intelsat Global Service Corporation subsidiary to establish and oversee policies relating to U.S. national security and law enforcement concerns. In connection with the FCC’s approval of the transfer of the Loral licenses to us, we also voluntarily committed to ensure continuity of broadband service to certain customers existing at that time in Alaska and Hawaii. In March 2004, SES filed an application for review of the FCC’s order relating to the Intelsat Americas Transaction. SES’ application requests that the FCC vacate the special temporary authority to provide capacity for DTH services to customers we acquired from Loral and requests that the FCC reconsider its decision not to impose conditions on our ability to provide services to the U.S. government using the acquired satellites. See “—The ORBIT Act” for a description of the special temporary authority. The comment period relating to SES’ application has ended, and the FCC has not yet acted on the application.

With the exception of the IS-702 satellite, which is discussed below, the license term for each of our 17 IS satellites that was in operation on the date of the FCC’s August 8, 2000 licensing order is 15 years or end of life, whichever comes first, with the license term commencing on July 18, 2001. The license term for each of our other satellites in orbit, including the IA satellites, is 15 years from the date of certification to the FCC that the satellite had been successfully placed into orbit and that the satellite’s operations conformed to the requirements of the FCC licenses. On March 19, 2004, the FCC modified Intelsat LLC’s license for the IS-702 satellite to allow for its operation at its current orbital location, subject to conditions, and provided for expiration of the license term for such operation on March 8, 2009. The license term for the IA-8 satellite that we acquired from Loral is 15 years from the date that we certify to the FCC that the satellite has been successfully placed into orbit and that the satellite’s operations conform to the requirements of the FCC license.

At the end of a license term, we can request special temporary authorization to continue operating a satellite. The FCC generally grants such authorization after the expiration of the initial license term. However, such authorization is not guaranteed. We can also request licenses to launch and operate replacement satellites. The FCC’s rules do not guarantee that it will grant licenses for replacement satellites. In practice, however, the FCC generally grants requests for replacement satellites. If the FCC does not issue us a license to launch and operate a replacement satellite in any of our 27 orbital locations that are regulated by the FCC, the orbital location could become available for use by other satellite operators. The FCC is currently considering our request for one replacement satellite, which is the IA-9 satellite that we have on order.

Changes to our licensed satellite system generally require FCC approval. The FCC, at our request, has previously approved a number of modifications to our conditional licenses. These modifications have included changes in satellite orbital locations and revised orbital relocation dates. The FCC has also granted periodic requests by us for special temporary authority to conduct in-orbit testing of newly launched satellites and to operate our licensed satellites in different orbital locations on a temporary basis.

Not including our IS-804 satellite, which recently experienced an anomaly that resulted in a total loss, or the Marisat-F2 satellite in which we acquired an ownership interest in connection with the COMSAT General Transaction, we own and operate 27 C-band and Ku-band satellites and have plans for two additional satellites. See “—Our Network—Planned Satellites” for a description of these planned satellites. We must construct, launch and operate additional satellites licensed by the FCC by specified target dates, referred to as milestones. The failure to meet these milestones for a satellite will render our FCC license for that satellite null and void and could result in our losing access to the orbital location associated with that satellite. The FCC imposes these milestones on all U.S.-licensed satellite operators in order to prevent the warehousing of orbital locations. If we experience delays in meeting a milestone, we can apply to the FCC for an extension. The FCC will generally grant an extension if the delays are due to circumstances outside of a satellite operator’s control, such as the late delivery of a satellite by a satellite manufacturer. The FCC is currently considering our request for extension of the launch milestone for our IA-8 satellite.

Other FCC Authorizations

We have subsidiaries that hold other Title III licenses, including earth station and experimental earth station licenses associated with technical facilities located in several states and in Washington, D.C. In addition, certain of our subsidiaries hold Title II common carrier authorizations. As a result, we are subject to FCC common carrier requirements, including traffic and revenue, international circuit status and international interconnected private line reporting. These requirements also include notification and approval for foreign carrier affiliations, filing of contracts with international carriers, annual financial reports and equal employment opportunity reports. We currently qualify for exemptions from several of these reporting requirements. Finally, we are subject to requirements to provide communications assistance for law enforcement and to maintain customer billing records for 18 months.

FCC Fees

We must pay FCC filing fees in connection with our satellite and earth station applications and annual regulatory fees that are intended to defray the FCC’s regulatory expenses. In addition, we may be subject to universal service contributions in connection with our provision of interstate or international telecommunications services.

FCC Non-U.S. Ownership Restrictions

Some of our existing FCC licenses are subject to Section 310(b)(4) of the Communications Act of 1934, as amended. Section 310(b)(4) establishes a 25% benchmark for indirect ownership by non-U.S. individuals, corporations and governments in U.S. common carrier radio licensees, but grants the FCC the discretion to allow for higher levels of non-U.S. ownership if it determines that such ownership is not inconsistent with the public interest. Accordingly, we were required to obtain, and have obtained in the FCC’s December 22, 2004 order approving the Acquisition Transactions, FCC approval of the non-U.S. ownership in our company that existed upon closing of the Acquisition Transactions. In addition, the FCC stated in that order that our FCC-licensed subsidiaries may accept up to and including an additional 25% indirect equity and/or voting interest from Intelsat Holdings’ current foreign investors and from other foreign investors, subject, however, to the condition that no single non-U.S. individual or entity (other than Intelsat Holdings) may acquire a greater-than-25% indirect equity and/or voting interest in our FCC-licensed subsidiaries without prior FCC approval. We are also required to seek prior FCC approval before any investor from a non-World Trade Organization or WTO member country acquires equity or voting interests in our company that, when aggregated with the current ownership in our company by investors from non-WTO member countries, exceeds 25%. Currently, less than 5% of our equity is indirectly held by individuals or entities from non-WTO member countries, including WTO observer countries. We monitor the non-U.S. ownership in our company and would, if necessary, periodically seek FCC approval that the non-U.S. ownership of our company is not inconsistent with the public interest. The FCC has noted that, with respect to non-U.S. investment by WTO member countries, there is a rebuttable presumption that such investment raises no competitive concerns. See Item 3.D — “Risk Factors” for a discussion of the risk associated with exceeding the non-U.S. ownership limitations. Prior to consummation of the Transfer Transactions, we were required to obtain, and have obtained, a ruling from the FCC that the level of non-U.S. ownership resulting from the consummation of certain of the Transfer Transactions is not inconsistent with the public interest.

The ORBIT Act

The stated purpose of the ORBIT Act, which entered into force in March 2000, is “to promote a fully competitive global market for satellite communication services for the benefit of consumers and providers of satellite services and equipment by fully privatizing the intergovernmental satellite organizations, INTELSAT and Inmarsat.” The ORBIT Act sets forth criteria that the FCC must evaluate in considering our license and renewal applications and in connection with customer requests for authorization to use our satellite capacity to provide “non-core services” to, from or within the United States. “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. We must comply with the ORBIT Act in order to obtain required authorizations from the FCC and to avoid limitations on the types of services for which our capacity may be used.

Prior to a recent amendment, the ORBIT Act required us to conduct an initial public offering that would “substantially dilute” the ownership interest in our company held by the IGO’s former Signatories by June 30, 2005, which may be extended to December 31, 2005 by the FCC. In addition, the ORBIT Act required that our shares be listed for trading on one or more major stock exchanges with transparent and effective securities regulation. Pursuant to an amendment to the ORBIT Act that became law in October 2004, we may now forgo an initial public offering and a listing of our shares and still achieve the purposes of the ORBIT Act if we certify to the FCC that, among other things, a majority financial interest in us is no longer held or controlled by the IGO’s former Signatories and the FCC determines, after notice and comment, that we are in compliance with this certification.

In connection with our authorization from the FCC relating to the Intelsat Americas Transaction, the FCC interpreted the ORBIT Act to authorize it to preclude us from providing “additional services” that we did not provide prior to March 17, 2000, the effective date of the ORBIT Act, until we are deemed to have satisfied the initial public offering requirements of the ORBIT Act. “Additional services” are direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band. Consequently, the FCC’s authorization relating to the Intelsat Americas Transaction prohibits our Intelsat North America LLC subsidiary from using the satellites acquired from Loral to provide capacity for DTH services until the FCC has determined that we have satisfied the initial public offering requirements of the ORBIT Act. Nevertheless, the FCC has granted special temporary authority to Intelsat North America LLC to provide services to DTH providers pursuant to the customer contracts we acquired in the Intelsat Americas Transaction until April 13, 2005. As noted above, SES has filed an application for review of the FCC’s order relating to the Intelsat Americas Transaction. If the FCC’s decision on SES’ application is adverse to us, the FCC could revoke this special temporary authority. The FCC’s authorization relating to the Intelsat Americas Transaction was issued before the October 2004 amendment to the ORBIT Act.

Because the existing financial interests of the IGO’s former Signatories were eliminated upon the closing of the Acquisition Transactions, we believe these transactions satisfy the requirements set forth in the ORBIT Act, as amended. On December 23, 2004, Intelsat filed with the FCC the certification required by the ORBIT Act and a petition for declaratory ruling seeking an FCC determination that we are in compliance with the certification requirements of the ORBIT Act. The FCC established deadlines of February 14, 2005, and March 1, 2005, for interested parties to file comments on the petition for declaratory ruling. Two parties filed comments in support of and one party opposed the petition. We filed a reply to the comments in opposition. We believe that the restriction on Intelsat North America LLC’s ability to provide capacity for DTH services will cease to apply if the FCC determines that we are in compliance with these certification requirements. However, we cannot be certain how or when the FCC will rule on the petition for declaratory ruling. If the FCC determines that we have failed to comply with the criteria set forth in the ORBIT Act, the ORBIT Act directs the FCC to limit through conditions or deny our applications for satellite licenses or the renewal of these licenses and to limit or revoke previous authorizations to use our capacity for non-core services to, from or within the United States. The FCC may also deny licensing for additional services in the United States. See Item 3.D — “Risk Factors” for a discussion of the risks associated with a determination by the FCC that we are not in compliance with the ORBIT Act.

U.S. Export Control Requirements and Sanctions Regulations

As a company with subsidiaries located in the United States, we must comply with U.S. export control laws and regulations, specifically the Arms Export Control Act, the International Traffic in Arms Regulations, also known as the ITAR, the Export

Administration Regulations and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Controls, referred to as OFAC, in the operation of our business. The export of satellites, satellite hardware, defense services and technical information relating to satellites to non-U.S. satellite manufacturing firms, launch services providers, insurers, customers, employees and other non-U.S. persons is regulated by the U.S. Department of State’s Directorate of Defense Trade Controls under the ITAR. Many of our contracts for the manufacture, launch, operation and insurance of our satellites involve the export to non-U.S. persons of technical data or hardware regulated by the ITAR. Our U.S. subsidiaries have obtained all of the specific Directorate of Defense Trade Controls authorizations currently needed in order to fulfill their obligations under their contracts with non-U.S. entities, and we believe that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain.

Because of our history as a public international organization, many of our employees are non-U.S. nationals. Our provision of technical information relating to our satellites to these non-U.S. national employees is also regulated by the ITAR. We have obtained a license from the Directorate of Defense Trade Controls to allow certain of our non-U.S. national employees access to our technical information that is controlled under the ITAR.

Additionally, since Intelsat is based in Bermuda and it and its employees are non-U.S. persons for purposes of the ITAR, some of our suppliers located in the United States must also comply with U.S. export control laws and regulations in order to provide to us ITAR-controlled technical data or hardware.

The U.S. Department of Commerce’s Bureau of Industry and Security also regulates some of our activities under the Export Administration Regulations. The Bureau regulates our export of equipment to earth stations in our ground network located outside of the United States. It is our practice to obtain all licenses necessary for the furnishing of original or spare equipment for the operation of our TT&C earth station facilities in a timely manner in order to facilitate the shipment of this equipment when needed.

With U.S. subsidiaries subject to U.S. laws and regulations, we cannot provide services to certain countries subject to U.S. trade sanctions unless we first obtain the necessary authorizations from the U.S. Department of the Treasury’s Office of Foreign Assets Control. Where required, OFAC has granted our U.S. subsidiaries the authorizations needed to provide satellite capacity and related administrative services to U.S.-sanctioned countries. However, these licenses are strictly limited to the provision of public international telecommunications services as defined in the treaty governing the IGO. The provision of additional telecommunications services would require separate authorization from OFAC.

See Item 3.D — “Risk Factors” for a discussion of risks relating to U.S. export control requirements and sanctions regulations.

U.S. Department of Defense Security Clearances

To be able to participate in classified U.S. government programs, we sought and obtained security clearances for one of our subsidiaries from the U.S. Department of Defense under the federal rules and regulations relating to the National Industrial Security Program. Because Intelsat is a Bermuda company, we were required to take action to mitigate the impact of the non-U.S. ownership of the subsidiary seeking these clearances before the U.S. Department of Defense would issue the required security clearances. Specifically, we put in place a proxy agreement relating to the corporate governance of this subsidiary to ensure that its parent companies do not exert influence over decisions that could negatively impact the security of the U.S. government’s classified information. This subsidiary has also established a government security committee that sets procedures to ensure that no classified information is transmitted between it and its affiliates. If we do not maintain the security clearances that we have obtained from the U.S. Department of Defense, we will not be able to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party, the U.S. government would have the right to terminate our contracts requiring access to classified information and we will not be able to enter into new classified contracts. Further, if we materially violate the terms of the proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified.

U.K. Regulation

The United Kingdom is the licensing jurisdiction for all but one of our orbital registrations in the Ka-band and for our registrations in the Ku-band spectrum allocated for BSS in the applicable International Telecommunication Union plans. We do not currently operate any satellites in the Ka-band. Our IA-8 satellite expected to be launched during the second or third quarter of 2005 will have transponders available for transmitting in the Ka-band, but we currently plan to deploy IA-8 at an orbital location licensed by the FCC. We currently use the BSS portion of the Ku-band on one of our satellites to provide fixed satellite services. Satellite operators in the United Kingdom are regulated by the U.K.’s Office of Communications. Ofcom has reserved Ka-band and BSS orbital registrations for our benefit and use and has indicated that the licenses held by the IGO before privatization continue to apply to us after privatization. See Item 3.D — “Risk Factors—Risk Factors Relating to Regulation” for a discussion of risks associated with U.K. regulatory requirements.

Papua New Guinea Regulation

One of our orbital locations has been reserved for our use by PANGTEL. Accordingly, this orbital location and the satellite that occupies this location are subject to regulation by PANGTEL. We are required to pay fees to PANGTEL in connection with our use of this orbital location. If we fail to keep a satellite at this location, our rights to use the location could be terminated.

Regulation by Other Countries

As a provider of satellite capacity in over 200 countries and territories, we are subject to the national communications and broadcasting laws and regulations of many countries. Most countries that we serve require us to obtain a license or other form of written authorization from the regulator prior to offering service. We have obtained or are obtaining these licenses or other written authorizations in all countries in which they are required.

Many countries have liberalized their regulations to permit multiple entities to seek licenses to provide voice, data or video services. They also increasingly permit multiple entities to seek licenses to own and operate earth station equipment and to choose their providers of satellite capacity. We believe that this trend should continue due to commitments by many World Trade Organization members, in the context of the WTO Agreement on Basic Telecommunications Services, to open their satellite markets to competition. Most countries allow authorized telecommunications providers to own their own transmission facilities and to purchase satellite capacity without restriction, facilitating customer access to our services.

Other countries, however, have maintained strict monopoly regimes or otherwise regulate the provision of our services. In these countries, a single entity, often the government-owned telecommunications authority, may hold a monopoly on the ownership and operation of telecommunications facilities or on the provision of communications or broadcasting services to, from or within the country, including via satellite. As a result, end users may be required to access our services through this monopoly entity. In order to provide services in these countries, we may need to negotiate an operating agreement with that monopoly entity that covers the types of services to be offered by each party, the contractual terms for service and each party’s rates.

As we have developed our global communications network and expanded our service offerings, we have been required to obtain additional licenses and authorizations. The type of authorization required, if any, has depended on the type of service provided and the extent to which the ground network component is owned and operated by us. To date, we believe that we have identified and complied with all of the regulatory requirements applicable to us in connection with our ground network and expanded services.

Notwithstanding the variety of regulatory regimes existing in the over 200 countries and territories to which we provide our services, we believe that we comply in all material respects with all applicable laws and regulations governing our operations.

International Telecommunication Union Regulation

Our use of our orbital locations is subject to the frequency coordination and notification process of the International Telecommunication Union, also known as the ITU. In order to protect satellite systems from harmful radio frequency interference from other satellite systems, the ITU maintains a Master International Frequency Register of radio frequency assignments and their associated orbital locations. In order to have a satellite network registered with the ITU, a notifying administration is required by treaty to file, coordinate and give notice of its proposed use of radio frequency assignments and associated orbital locations with the ITU’s Radiocommunication Bureau.

When the coordination part of the process is completed, the ITU formally notifies all proposed users of the frequencies and orbital location in order to protect the registered user of the orbital location from subsequent or nonconforming interfering uses by other nations. The ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. The Radio Regulations’ arbitration procedure is voluntary and neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails. Only nations have full standing as ITU members. Therefore, we must rely on the governments of the United States, the United Kingdom, Papua New Guinea and Germany to represent our interests before the ITU, including obtaining new rights to use orbital locations and resolving disputes relating to the ITU’s rules and procedures.

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

Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer different service commitment types, including lease, channel and carrier, and managed services. For a description of these service commitment types and a breakdown of our revenue by service commitment type, see Item 5 — “Operating and Financial Review and Prospects —Overview” and Item 5 — “Operating and Financial Review and Prospects —Results of Operations.”

Most customer service commitments entered into prior to our privatization were transferred to us from the IGO pursuant to novation agreements. Since the privatization, our customers generally order services pursuant to master service agreements. The novation agreements and the master service agreements that we entered into in connection with the privatization contain provisions that restrict certain aspects of our business. These provisions are described below. Following our privatization, we have entered into master service agreements that do not contain these types of restrictions.

Novation Agreements

Each novation agreement sets forth the terms and conditions upon which the service commitments entered into prior to the privatization are provided. The same form of novation agreement was offered to all of the IGO’s customers. Accordingly, the same terms and conditions generally apply to all customer service commitments transferred by the IGO pursuant to a novation agreement. Approximately one third of the outstanding customer commitments that are represented in our December 31, 2004 backlog are covered by novation agreements and, therefore, are subject either to most favored customer (“MFC”) or lifeline connectivity obligation (“LCO”) protections. MFC protection continues for up to five years after July 18, 2001. LCO protection can continue until July 18, 2013. As of December 31, 2004, approximately 23% of the outstanding customer commitments in our backlog were MFC-protected and approximately 11% of the outstanding customer commitments in our backlog were LCO-protected. Although our backlog could be reduced if our MFC or LCO protection obligations are triggered, neither MFC nor LCO has had a significant impact on our backlog to date. See Item 3.D — “Risk Factors—Risk Factors Relating to Our Privatization” for a description of the risks to our business relating to our obligations to provide MFC and LCO protection.

C.	Organizational Structure

All of our ordinary shares are owned by Intelsat Holdings, a holding company incorporated under the laws of Bermuda. Intelsat, Ltd., a company incorporated under the laws of Bermuda, is also a holding company. The principal subsidiaries of Intelsat, Ltd. are as follows:

Intelsat Bermuda, a company incorporated under the laws of Bermuda, is a wholly owned subsidiary of Intelsat. Intelsat Bermuda is a holding company.

Intelsat Subsidiary Holding is a company incorporated under the laws of Bermuda, is a wholly owned subsidiary of Intelsat Bermuda, and is responsible for the oversight of satellite procurement and operational matters. This subsidiary contracts with Intelsat LLC to buy all of Intelsat LLC’s satellite capacity and sells satellite capacity to Intelsat Global Sales and Intelsat General Corporation.

Intelsat Holdings LLC, a limited liability company organized under the laws of Delaware, is a wholly owned subsidiary of Intelsat Subsidiary Holding that in turn holds all of the membership interests in Intelsat LLC.

Intelsat LLC, a limited liability company organized under the laws of Delaware, holds our satellites, satellite licenses, rights to use orbital locations and other related assets. Intelsat LLC sells all of its satellite capacity to Intelsat Subsidiary Holding. Intelsat LLC is wholly owned by Intelsat Holdings LLC.

Intelsat Global Sales & Marketing Ltd., a company organized under the laws of England and Wales, buys all of the satellite capacity that it requires from Intelsat Subsidiary Holding. Intelsat Global Sales, as the contracting party to most of our customer contracts, sells this satellite capacity directly to our customers and also sells satellite capacity to certain of our subsidiaries. Intelsat Global Sales is a wholly owned subsidiary of Intelsat Subsidiary Holding.

Intelsat Global Service Corporation, a corporation organized under the laws of Delaware, provides technical, marketing and business support services to Intelsat and its subsidiaries pursuant to intercompany contracts. Intelsat Global Service Corporation is a wholly owned subsidiary of Intelsat Subsidiary Holding.

Intelsat USA Sales Corp., a corporation organized under the laws of Delaware, is the contracting party with our U.S., Canadian and Caribbean customers. Intelsat USA Sales Corp. is a wholly owned subsidiary of Intelsat Global Sales.

Intelsat USA License Corp., a corporation organized under the laws of Delaware, holds FCC authorizations to provide common carrier services and associated customer contracts that we assumed in connection with the COMSAT World Systems transaction. Intelsat USA License Corp. is a wholly owned subsidiary of Intelsat USA Sales Corp.

Intelsat General Corporation, a corporation organized under the laws of Delaware, is the contracting party for our government customers in North America and Europe. Intelsat General Corporation is a wholly owned subsidiary of Intelsat USA Sales Corp.

D.	Property, Plants and Equipment

Most of our employees and satellite operations facilities are located in Washington, D.C. Our Intelsat Global Service Corporation subsidiary owns the building in Washington, D.C. in which these facilities are located, but leases the land underlying the building from the U.S. government pursuant to a lease that expires in 2081. We have an option to purchase the land underlying the building that may be exercised on or after July 18, 2005, provided that the U.S. Congress authorizes legislation to enable the conveyance of the land to us. The building has approximately 917,000 gross square feet, of which approximately 546,500 square feet houses office space and the satellite operations facilities based in the building. See “—Network—Network Operations and Current Ground Facilities” for descriptions of these facilities. The building also houses the majority of our sales and marketing support staff and other administrative personnel. We also lease approximately 15,000 square feet of additional office space at another location in Washington, D.C.

We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of a number of earth station facilities, including eight primary earth stations that perform TT&C and other services, located around the world. Our network also consists of the communications links that connect the earth stations to our satellite control center located at our Washington, D.C. building and to our back-up operations facility.

The eight primary TT&C earth stations in our ground network are located in Australia, Germany, Italy, Korea, South Africa and three U.S. locations. We own four of the primary TT&C earth stations in our ground network and contract with the owners of the other four primary TT&C stations for the provision of certain services. The contracts with the owners of these four stations have expiration dates ranging from May 31, 2005 to October 21, 2008. These contracts are in the final stages of having the options renewed for an additional five years. Other earth stations in our ground network include earth stations located in Argentina, Australia, Bahrain, the Caribbean, China, Colombia, Costa Rica, India, Italy, Korea, Russia, South Africa, Tahiti, the United Arab Emirates and another U.S. location.

In addition to providing TT&C services for the operation of our satellite fleet, three of the four earth stations that we own provide teleport services. Two of these three earth stations are in the United States and one is in Germany. We lease teleport facilities in Australia and China. We have also established points of presence connected by leased fiber at key traffic exchange points around the world, including Los Angeles, New York, Hong Kong and London. We lease our facilities at these traffic exchange points. We use our teleports and points of presence in combination with our satellite network to provide our customers with managed services. We have established video points of presence connected by leased fiber at key video exchange points around the world, including Baltimore, Los Angeles, Denver, New York, McLean, Hartford and London. We lease our facilities at these video exchange points. We use our teleports and points of presence in combination with our satellite network to provide our customers with video services.

We have an approximately 39,000 square foot facility located a relatively short distance from our Washington, D.C. facility. We have also leased approximately 18,000 square feet of office space and 9,300 square feet of storage space at this location. This facility includes a full-time operations center managing uplinks to the Intelsat Americas satellites. The facility also includes a back-up facility and data center that we use as back-up for our satellite and other business operations.

We lease office space in Hamilton, Bermuda and London, England. Our Bermuda office was established in 2001 and serves as the headquarters for Intelsat Holdings, Intelsat and Intelsat Bermuda. Our London office houses the employees of Intelsat Global Sales, our sales and marketing subsidiary, and functions as our global sales headquarters. We also lease office space in New York, Brazil, China, France, Germany, India, Singapore, South Africa and the United Arab Emirates for our local sales and marketing support offices.

Our operations are subject to various laws and regulations relating to the protection of the environment, including those governing the management, storage and disposal of hazardous materials and the cleanup of contamination. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. For instance, some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage and batteries for back-up power systems. However, we believe that our operations are in substantial compliance with environmental laws and regulations.

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

Overview

We are a leading provider of fixed satellite communications services worldwide, supplying voice, data and video connectivity in over 200 countries and territories. Not including our IS-804 satellite, which recently experienced an anomaly that resulted in its total loss, or the Marisat-F2 satellite in which we acquired an ownership interest in connection with the COMSAT General Transaction, our global communications network includes 27 satellites in orbit, leased capacity on two additional satellites owned by other satellite operators in the Asia-Pacific region and ground facilities related to the operation and control of our satellites. Our network also includes ground network assets consisting of teleports, points of presence and fiber connectivity in locations around the world that we are using to provide managed services. Our network includes the North American satellite assets of Loral that we acquired in March 2004. In October 2004, we acquired the COMSAT Sellers’ business of providing satellite-based communications services to the U.S. government and other customers as well as an interest in the Marisat-F2 satellite. See “—Related Party Transactions—Pre-Acquisition Transactions—COMSAT General Transaction” for a description of this transaction.

In September 2004, we entered into an agreement to dispose of our investment in Galaxy. Accordingly, our consolidated financial statements reflect our investment in Galaxy as a discontinued operation. We completed the disposition of our investment in Galaxy in December 2004. Refer to Note 5 to our consolidated financial statements appearing elsewhere in this annual report for a discussion of our investment in Galaxy. Certain prior period amounts discussed below have been reclassified to conform to the current period’s presentation.

Impact of the Acquisition Transactions and the Transfer Transactions

Intelsat Holdings acquired Intelsat for total cash consideration of approximately $3 billion, with pre-acquisition debt of approximately $2 billion remaining outstanding. The Acquisition Transactions, completed on January 28, 2005, will be accounted for under the purchase method of accounting. In accordance with applicable accounting guidelines, the purchase price to be paid by Intelsat Holdings to acquire Intelsat and related purchase accounting adjustments will be “pushed down” and recorded in Intelsat and its subsidiaries’ financial statements and will result in a new basis of accounting for the “successor” period beginning on the day after the Acquisition Transactions were consummated. As a result, the purchase price and related costs will be allocated to the estimated fair values of the assets acquired and liabilities assumed at the time of the acquisition based on management’s best estimates, which will be based in part on the work of third-party appraisers. More specifically, our assets and liabilities will be adjusted to fair value as of the closing date of the Acquisition Transactions. The excess of the fair value of our net assets over the total purchase price, if any, will be allocated to reduce our non-current tangible and intangible assets. As a result of these adjustments, our depreciation and amortization expense will increase significantly, primarily due to increases in the fair value of our amortizable intangible assets. Also, our interest expense will increase due to interest on the Acquisition Finance Notes, the Discount Notes and non-cash interest from the amortization of the net discount applied to the face value of Intelsat’s outstanding long-term debt. This discount results from a lower estimated fair value of this long-term debt under purchase accounting.

We are a highly leveraged company. As part of the Acquisition Transactions, our subsidiary Intelsat Bermuda incurred substantial debt, which has since been assumed by Intelsat Bermuda’s subsidiary Intelsat Subsidiary Holding, including debt under the Senior Secured Credit Facilities and the Acquisition Finance Notes, which will result in a significant increase in our interest expense in future periods. In addition, Intelsat and Intelsat Bermuda incurred significant additional indebtedness on February 3, 2005, in connection with the issuance of the Discount Notes, which will further increase our interest expense. Payments required to service all of this indebtedness will substantially increase our liquidity requirements as compared to prior years. The Senior Secured Credit Facilities and the Acquisition Finance Notes are guaranteed by Intelsat, Intelsat Bermuda and certain subsidiaries of Intelsat Subsidiary Holding. For more information regarding our debt structure, see “—Liquidity and Capital Resources.”

Revenue

Revenue Overview

We earn revenue primarily by leasing satellite transponder capacity to our customers. Communications satellites, including the satellites in our fleet, have components referred to as transponders that receive communications signals from the ground, convert signal frequency and amplify and retransmit signals back to earth. The number of transponders on a satellite can be used as a measure of the communications capacity of that satellite.

Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. The master customer agreements and related service orders under which we sell services specify, among other things, the amount of satellite capacity to be provided, whether service will be preemptible or non-preemptible and the service term. The service term can vary from occasional use service measured in minutes to periods ranging from one day to as long as 15 years. These agreements offer different service commitment types, including lease, channel and carrier, and managed services. The following table describes our primary service commitment types:

Service Commitment Type	Description
Leases	• Commitments by customers to lease capacity on particular designated transponders according to specified technical and commercial terms

Channel and Carrier Services	• Commitments by customers to purchase an overall amount or level of service, without committing to particular designated transponders for specified terms within the commitment period

• Services are offered “off the shelf,” so technical terms are not specially tailored to a given customer

Managed Services

•      Combine satellite capacity, teleport facilities, satellite communications hardware and fiber optic cable and other ground facilities to provide broadband, video and private network services to customers

•      Include monitoring the performance of customers’ networks

According to transmission plans and traffic information supplied by our customers, we believe that our satellite capacity is used by our customers for several principal service applications: corporate network services, which primarily use leases but also use some channel and carrier commitments; carrier services, which are primarily point-to-point services that use both channel and carrier commitments and leases; Internet services; video services; and government/military services. Customers use primarily our lease services for video, Internet and government/military service applications. We also provide managed services in all of these service application categories. We have included government/military services as a fifth service application category since January 1, 2003. We believe that the range of service applications for which our capacity is used contributes to the relatively high level of stability of our business. See Item 4.B — “Business Overview — Our Service Applications” for descriptions of these principal service applications.

We operate our business on a global basis, with almost every populated region of the world contributing significantly to our revenue. The diversity of our revenue allows us to benefit from changing market conditions and minimizes our risk from revenue fluctuations in our service applications and geographic regions.

Trends Impacting Our Revenue

Our revenue at any given time is partially dependent on the supply of communications capacity available in a geographic region, including capacity from other satellite providers and from competing technologies such as fiber optic cable networks, as well as the level of demand for that capacity. Excluding the increase in our revenue associated with the Intelsat Americas and COMSAT General Transactions, since 2001, we have been experiencing an overall decline in revenue that we expect will continue in the near term. In addition, although not expected to have a material impact on our revenue, the recent loss of the IS-804 satellite and of 26 transponders on the IA-7 satellite will further contribute to the overall revenue decline. There are a number of factors affecting our revenue, including trends relating to the applications for which our capacity is used and the service commitment types we offer, as well as pricing trends.

Service Applications and Commitment Types

Our revenue from channel and carrier services and the use of our capacity for carrier applications have been declining in recent years. This trend is principally due to the build-out of fiber optic cable capacity, which is generally less expensive for users than satellite capacity when it is available to provide service between two fixed points. We expect this trend to continue. In addition, our revenue from channel and carrier services has been negatively impacted by the general downturn in the telecommunications sector, which has impacted a number of telecommunications providers, including our customers MCI, Teleglobe and Verestar. We believe that the market and financial pressures faced by telecommunications providers have resulted in these providers seeking to optimize their networks, in part by consolidating their use of our capacity, particularly their traditional carrier service commitments, into service commitments that are more economical to them and that reduce our revenue. See Item 3.D — “Risk Factors” for a discussion of the potential impact of competition on our revenue and a description of the risks associated with our customers that are telecommunications services providers.

We believe we will continue to generate revenue from carrier service commitments by, among other things, servicing our backlog, serving customers using satellite capacity for point-to-point and managed services connections between low-traffic communications hubs in smaller cities and from cable interconnects and communications hubs to telecommunications central offices in remote and underserved areas, and developing relationships with new customers in deregulating markets. We also believe that we will generate this revenue by supporting customers providing alternatives to traditional voice and data services and by offering more cost-effective technologies and managed services. As the IGO, we were restricted solely to providing satellite capacity to our customers to the exclusion of other service offerings, such as managed services. As a result of the privatization, we are no longer limited by these restrictions, and we currently provide a number of managed services. For the year ended December 31, 2004, revenue from managed services almost entirely offset the decline in revenue from channel and carrier services. We believe that managed services will continue to have a positive effect on our revenue over the long term. See Item 4.B — “Business Overview—Our Strategy” for a discussion of our strategies with respect to our voice and data service offerings.

Our revenue from lease services has also been declining in recent years. This trend is due to a number of factors, including a reduction in the amount of capacity purchased by our distributors for future resale and the reduced capacity requirements of our customers due to the optimization of their networks. However, the Intelsat Americas Transaction has positively impacted our revenue from lease services since we completed the transaction in March 2004, and we expect that this positive impact on our revenue will continue. We believe that the COMSAT General Transaction will also positively impact our revenue from lease services.

The Intelsat Americas Transaction has expanded our customer base in North America, thereby enhancing the geographic diversity of our revenue. As described above, we believe that our balanced geographic mix provides some protection from adverse regional economic conditions. Further, this transaction has increased the use of our system for broadcasting, cable television, private data networking and other point-to-multipoint applications. Enhancing our service application mix to include more point-to-multipoint traffic has had, and should continue to have, a positive impact on our revenue, as this traffic is less susceptible to competition from fiber optic cable than point-to-point traffic and as certain point-to-multipoint applications are expected to increase demand for wholesale satellite capacity in the future. In addition, the Intelsat Americas satellites have expanded our coverage of the continental United States. This expanded coverage has enhanced our ability to provide customers with the managed services described above.

As we grow our presence as a provider of satellite capacity for video services in North America, we believe we will benefit from expected growth in HDTV services in developed markets. HDTV programming requires approximately two to three times as much satellite capacity to transmit a given amount of content as digital programming requires. As a result, growth in HDTV programming is expected to increase the demand for wholesale satellite capacity. Any increase in the demand for wholesale satellite capacity may be offset in the near term for some FSS operators as broadcasters complete the migration of their transmission signals from analog to digital, which require less satellite capacity than analog to transmit a given amount of content. However, we believe we will be less susceptible than other FSS operators to any such offset in demand, as approximately 90% of the channels on our IA satellites and virtually all of the channels on our IS satellites have completed the migration from analog to digital.

Pricing

We believe that the flexibility that we have to help our customers optimize their services and in pricing services in new markets has positively affected our revenue. Although the pricing of our services is fixed for the duration of existing service commitments, we have sought to price new service commitments competitively to reflect regional demand and other differentiating factors, subject to the contractual restrictions noted in the paragraph below. We believe that this flexibility in pricing our services will positively affect our revenue from certain geographic regions over the long term. However, pricing trends in recent years have negatively impacted our revenue. For example, pricing pressure for services in the Asian and Latin American markets has negatively impacted FSS operators’ revenue in these markets.

We are subject to contractual restrictions that constrain our ability to price services in some circumstances. These contractual restrictions include the MFC and LCO protection provisions described in “Business—Certain Customer Service Agreements.” From the date of our privatization through December 31, 2004, our MFC terms had resulted in a cumulative negative impact on revenue and backlog of approximately $200,000, and we had not been required to reduce prices for our LCO-protected service commitments. See Item 3.D — “Risk Factors—Risk Factors Relating to Our Privatization” for a description of risks relating to these restrictions.

Operating Expenses

Our ongoing operating expenses include direct costs of revenue (exclusive of depreciation and amortization); selling, general and administrative expenses; and depreciation and amortization. Direct costs of revenue (exclusive of depreciation and amortization) and selling, general and administrative expenses have increased substantially in recent years. The increases reflect our transition from the IGO, which was restricted solely to providing satellite capacity and which benefited from certain privileges, exemptions and immunities, including exemption from taxation and limited regulatory oversight, to a shareholder-owned company capable of offering expanded services and addressing new customers and market segments. These new activities require a higher level of operating expenses than those required by our historical business. For example, as discussed below under “—Direct Costs of Revenue (Exclusive of Depreciation and Amortization),” we have incurred additional costs associated with providing our managed services. Our managed services revenue has grown rapidly since we introduced these services in 2001. At the same time, these services have higher direct costs of revenue and lower margins than those associated with our leases and carrier services.

Depreciation and amortization has also increased in recent years. This increase has been due primarily to depreciation expense associated with the seven Intelsat IX series satellites that we launched during the period from June 2001 through February 2003, the IS-10-02 satellite that we launched in June 2004 and the Intelsat Americas satellites that we acquired in March 2004.

Given the size of our business, we believe that our existing organizational and operational structure is sufficient to implement our current plans to expand our business without incurring significant additional costs. For example, we have added to our business the customer contracts and associated revenue acquired in the Intelsat Americas Transaction with only incremental increases in our operating expenses. As a result, we operate these assets at margins higher than those at which we operate our business as a whole.

Because the business that we acquired from the COMSAT Sellers provides integrated communications services, we expect that the overall positive impact on our financial results from the COMSAT General Transaction will be associated with proportionately higher operating expenses and significantly lower margins than those associated with our business as a whole. For example, the COMSAT Sellers purchased capacity from a number of satellite operators, including us, and then resold this capacity to their customers. In connection with operating the acquired business, we anticipate that we will continue to purchase capacity from other satellite providers in some cases, including in instances where a customer requires alternate capacity. We believe that the cost of this capacity will increase our operating expenses and will result in lower operating margins for this business than the margins associated with our traditional business of leasing wholesale satellite capacity. We believe that our operating expenses will also increase as a result of costs associated with employees we have hired from the COMSAT Sellers in connection with the transaction.

We intend to manage our operating expenses going forward to optimize margins and free cash flow. For example, we have recently made significant changes in our staffing levels by combining certain positions and eliminating positions in areas of limited growth potential. Staff costs have historically been a major component of our operating expenses. During the last few years, we had higher staffing levels than we believe are required today to efficiently run our business. Our staffing level peaked at June 1, 2004, with 981 full-time regular employees. By the end of 2004, we had 808 full-time regular employees, or nearly 18% fewer employees than we had at June 1, 2004, excluding the 31 employees we hired in connection with the COMSAT General Transaction. The full-year savings from these reductions have yet to be realized in our financial results. We expect to continue to aggressively manage our costs going forward.

Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

Direct costs of revenue (exclusive of depreciation and amortization) relate to costs associated with the operation and control of our satellites, our communications network and engineering support and consist principally of salaries and related employment costs, in-orbit insurance premiums, earth station operating costs and facilities costs. Our direct costs of revenue fluctuate based on the number and type of services offered and under development. In connection with our transition to a shareholder-owned company, our direct costs of revenue grew because of increased spending on the development of new services, such as our managed services. In connection with the development of these services, we acquired three teleport facilities in 2002 and built an additional teleport facility in 2003. We also lease fiber capacity to connect these teleports with our satellite network and to provide network connectivity to our managed services customers. During 2003, we incurred additional personnel, maintenance and other infrastructure costs associated with operating these facilities. We have also incurred costs in connection with designing and implementing customized communications services for our managed services customers, such as establishing a customized broadband service platform for a direct-to-home service provider in the Middle East.

We expect our direct costs of revenue to increase as we add customers, expand our managed services and provide customized communications services to our customers. However, with the build-out of our terrestrial infrastructure substantially complete, we expect that this increase will be incremental in nature. Due to the higher costs of providing managed services to our customers, managed services typically have lower gross margins than the other services we provide. Accordingly, to the extent that we are successful in our strategy to replace part of our declining carrier business with our new managed services business, we expect our gross margins to decrease in the future.

We have incrementally increased our direct costs of revenue in order to operate the business acquired in the Intelsat Americas Transaction. For example, we have added antennas and established and staffed a specialized video operations center in order to manage customer transmissions on the IA satellites. In addition, we have obtained technical support and training from Loral. However, some of these expenses are temporary in nature. For example, we recently assumed full operational control of the Intelsat Americas satellites in orbit, and on or around March 15, 2005 we expect to terminate our transition services agreement with Loral and cease making any further payments thereunder. As a result of the COMSAT General Transaction, as described above, we expect that we will continue to purchase capacity from other satellite providers in some instances, including in cases where it is required by a customer, and therefore our direct costs of revenue will increase. Additionally, as a result of the anomalies experienced by our IA-7 and IS-804 satellites, we were required to make certain short-term purchases of capacity from other satellite providers, which will result in an increase in our direct costs of revenue in the near term that is not expected to be significant.

Selling, General and Administrative Expenses

Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance and human resources staff. Selling, general and administrative expenses also include building maintenance and rent expenses and the provision for uncollectible accounts. The staff expenses consist primarily of salaries and related employment costs, travel costs and office occupancy costs. Other costs include advertising expenses and third-party consultant costs associated with sales and marketing and administrative activities.

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

Selling, general and administrative expenses increased significantly following privatization. The increases resulted primarily from our efforts to improve our competitive position following the privatization and from changes in our legal structure. These increases were driven by the objectives of decentralizing our marketing activities by expanding regional support offices, expanding the core skill sets of our marketing team by recruiting new marketing staff, including staff acquired in connection with our November 2002 acquisition of COMSAT Corporation’s World Systems business unit, referred to as COMSAT World Systems, as described below, and enhancing brand awareness by engaging in new promotional activities. This decentralization included establishing additional offices, and we now have sales-related offices in 10 different countries. We have also added product management capabilities in order to accelerate the introduction of new services and entry into new markets. In addition, we incurred higher levels of spending on marketing, advertising and other promotional activities. In connection with the Intelsat Americas Transaction, we have added sales staff and incurred other sales and marketing costs in response to the increased level of activity in the North American region. In connection with the COMSAT General Transaction that we completed in October 2004, we will incur costs associated with employees we have hired from the COMSAT Sellers in connection with the transaction.

Depreciation and Amortization

Our capital assets consist primarily of our satellites and associated ground network infrastructure. Included in capitalized satellite costs are the costs for satellite construction and launch services and the insurance premiums for satellite launch and the satellite in-orbit testing period. These costs also include the net present value of satellite performance incentives payable to satellite manufacturers, as described under “—Critical Accounting Policies—Satellites and Other Property and Equipment.” Other expenses directly associated with satellite construction and interest incurred during the period of satellite construction are also included in these costs.

Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. These estimates are subject to change. The depreciable lives of our satellites currently range from 11 years to 15 years. As a result of the Intelsat Americas Transaction, our depreciation and amortization costs have increased and will continue to increase, principally due to depreciation costs we incur on the acquired satellites and the amortization of acquired intangible assets. In addition, we expect our depreciation and amortization costs to increase as a result of the Acquisition Transactions primarily due to increases in the fair value of our amortizable intangible assets.

Non-Cash Impairment Charges

As a result of the anomaly on our IA-7 satellite, we recorded a non-cash impairment charge of approximately $84.4 million during the fourth quarter of 2004 to write down the IA-7 satellite, which was not insured, to its estimated fair value following the anomaly. As of December 31, 2004, the net book value of the IA-7 satellite was approximately $49.5 million. As a result of the recent loss of our IS-804 satellite, we expect to record a non-cash impairment charge of approximately $73 million during the first quarter of 2005 to write off the value of the IS-804 satellite, which was not insured. See “—Critical Accounting Policies—Satellites and Other Property and Equipment” for a description of how we account for satellite losses.

Insurance

As of December 31, 2004, we had in place an insurance policy that covered the in-orbit operations of our seven Intelsat IX series satellites. Under the terms of this policy, we co-insured $150.0 million of the net book value of each covered satellite, and the insurers covered the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. This insurance expired on March 8, 2005, and we do not currently have insurance on our in-orbit satellites with the exception of the IS-10-02 satellite. We have in place an insurance policy covering our IS-10-02 satellite through June 17, 2005, which we do not intend to renew. Under the terms of this policy, we co-insure approximately $55 million relating to our IS-10-02 satellite. This amount includes the portion of the net book value of the satellite, excluding capitalized performance incentives, corresponding to the portion of the satellite that we own after the sale of certain transponders to Telenor and the net book value of ground network costs relating exclusively to the satellite. We have in place insurance to cover the launch and 180 days of in-orbit operations of the IA-8 satellite in an amount approximating the net book value of the satellite. This insurance will expire if the satellite is not launched before December 31, 2005. We do not have in-orbit insurance coverage for our other satellites in orbit, including all of the Intelsat Americas satellites in orbit. Other than the IS-804 satellite, our currently uninsured satellites had a net book value of $2.6 billion in the aggregate as of December 31, 2004. For a further discussion of the insurance we have relating to our satellites, see Item 4.B — “Business Overview—Our Network—Capacity Sparing and Satellite Insurance.”

Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. In the past three years, in-orbit insurance costs in general have ranged from 1.60% to 3.25% of the insured value of a satellite per year. These insurance premiums may increase in the future as a result of future launch vehicle failures or in-orbit satellite failures or due to other factors. As the insurance currently in place for our satellites expires, our decision to purchase additional in-orbit insurance will depend on a number of factors, and we do not currently plan to renew any such insurance. See Item 3.D — “Risk Factors” for a further discussion of our insurance.

Backlog

Our backlog, which is our expected actual future revenue under our customer contracts, was approximately $3.6 billion and $4.0 billion as of each of December 31, 2003 and December 31, 2004. From December 31, 2003 to December 31, 2004, our backlog was positively impacted primarily by the addition of expected future revenue under customer contracts assumed in connection with the Intelsat Americas and COMSAT General Transactions. At the same time, our backlog was negatively impacted during this period as a result of the renewal of expiring contracts under different terms and conditions, including shorter contract durations, the expiration of contracts that were not renewed due to our customers’ optimization of their networks and the migration of our point-to-point customers from satellite to fiber optic cable on certain routes as their contracts expired. Recently, we have seen a stabilization of our backlog, which has been approximately $4 billion at the end of each month from April 2004 through December 2004. As of December 31, 2004, the weighted average remaining duration of the outstanding customer agreements included in our backlog was approximately 4.2 years. Taking into account the impact of the IA-7 anomaly and the loss of the IS-804 satellite, we currently expect to deliver services associated with $882 million, or 22%, of our December 31, 2004 backlog over the twelve months ending December 31, 2005.

Backlog includes both non-cancellable contracts and contracts that are cancellable. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. As of December 31, 2004, 99% of our total backlog relates to contracts that either are non-cancellable or have substantial termination fees.

Our expected future revenue under contracts with customers as of December 31, 2004 (excluding the impact of the IA-7 and IS-804 satellite anomalies) was approximately as follows:

Period	($ in millions)
2005	$899
2006	655
2007	513
2008	417
2009	333
2010 and thereafter	1,148

Total	$3,965

Our backlog by service commitment type as of December 31, 2004 was as follows (in millions, except percentages):

Service Commitment Type	($ in millions)	Percentages
Lease services	$2,670	67%
Channel and carrier services	1,180	30
Managed services	115	3

Total	$3,965	100%

Our backlog as of December 31, 2004 reflects the impact of the COMSAT General Transaction. In operating the business that we acquired, the COMSAT Sellers purchased capacity from a number of satellite operators, including us, and then resold this capacity to their customers. Upon the closing of this transaction, we terminated our customer contracts with the COMSAT Sellers and added to our backlog the expected future revenue under the customer contracts of the acquired business. The net change in our backlog was an increase of approximately $55 million upon the closing of this transaction.

We do not believe that the recent loss of our IS-804 satellite will have a material impact on our December 31, 2004 backlog. The reduction in our backlog as of December 31, 2004 as a result of this event is expected to be less than 2%.

Approximately one third of our backlog as of December 31, 2004 was eligible for either MFC protection or LCO protection. Our backlog could potentially be reduced if our MFC or LCO protection obligations are triggered and we are required to lower the prices for certain of our existing customer service commitments. Our backlog could also be impacted by financial difficulties experienced by our customers. See Item 3.D — “Risk Factors—Risk Factors Relating to Our Business” for a discussion of the potential risks to our revenue and backlog.

Results of Operations

The following table sets forth our comparative statements of operations data for the years ended December 31, 2003 and 2004, and the increase or decrease and percentage change between the periods presented:

	Year Ended December 31,		Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
	2003	2004	Increase (Decrease)	Percentage Change
	(in thousands)
Revenue	$946,118	$1,043,906	$97,788	10%

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	132,172	178,253	46,081	35
Selling, general and administrative	129,456	152,111	22,655	18
Depreciation and amortization	400,485	457,372	56,887	14
IS-10-01 contract termination costs	(3,000)	—	3,000	—
Impairment of asset value	—	84,380	84,380	—
Restructuring costs	(837)	6,640	7,477	893

Total operating expenses	658,276	878,756	220,480	33

Operating income from continuing operations	287,842	165,150	(122,692)	(43)
Interest expense	99,002	143,399	44,397	45
Interest income	1,972	4,530	2,558	130
Other income (expense), net	18,556	(2,384)	(20,940)	113

Income from continuing operations before income taxes	209,368	23,897	(185,471)	(89)
Provision for income taxes	26,129	18,647	(7,482)	(29)

Income from continuing operations	183,239	5,250	(177,989)	(97)
Loss from discontinued operations, net of minority interest	(2,120)	(43,929)	(41,809)	(1,972)

Net income (loss)	$181,119	$(38,679)	($219,798)	(121%)

The following table sets forth our comparative statement of operations data for the years ended December 31, 2002 and 2003, and the increase or decrease and percentage change between the periods presented:

	Year Ended December 31,		Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
	2002	2003	Increase (Decrease)	Percentage Change
	(in thousands)
Revenue	$991,956	$946,118	($45,838)	(5)%

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	117,405	132,172	14,767	13
Selling, general and administrative	121,077	129,456	8,379	7
Depreciation and amortization	361,322	400,485	39,163	11
IS-10-01 contract termination costs	34,358	(3,000)	(37,358)	(109)
Restructuring costs	5,522	(837)	(6,359)	(115)

Total operating expenses	639,684	658,276	18,592	3

Income from operations	352,272	287,842	(64,430)	(18)
Interest expense	55,223	99,002	43,779	79
Interest income	170	1,972	1,802	1,060
Other income, net	9,942	18,556	8,614	87

Income from continuing operations before income taxes	307,161	209,368	(97,793)	(32)
Provision for income taxes	33,021	26,129	(6,892)	(21)

Income from continuing operations	274,140	183,239	(90,901)	(33)
Loss from discontinued operations	—	(2,120)	(2,120)	—

Net income	$274,140	$181,119	($93,021)	(34)%

The following table sets forth our revenue by service commitment type and the percentage of our total revenue represented by each.

	Year Ended December 31,
	2002		2003		2004
	(in thousands, except percentages)
Lease services	$643,479	65%	$600,446	63%	$690,598	66%
Channel and carrier services	339,668	34	306,041	32	264,616	26
Managed services	7,604	<1	35,196	4	75,556	7
Other services	1,205	<1	4,435	1	13,136	1

Total	$991,956	100%	$946,118	100%	$1,043,906	100%

Revenue

Revenue increased $97.8 million, or 10%, for the year ended December 31, 2004 from the year ended December 31, 2003. The increase was primarily attributable to an increase in lease service revenue of $90.1 million, which reflected lease services revenue on the Intelsat Americas satellites and incremental revenue from contracts acquired in connection with the COMSAT General Transaction. The increase in lease services revenue was offset by a $40.9 million reduction in revenue due to lease services commitments that expired during the period and were not renewed and to a reduction in the amount of capacity purchased by our distributors for future resale. The increase in revenue was also partially offset by a decline in the volume of capacity sold as channel and carrier services of $41.4 million. This decrease in revenue from channel and carrier services was primarily due to a decline in the volume of capacity sold as channel and carrier services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of our customers due to the general economic downturn and the optimization of their networks. Because fiber connectivity on major point-to-point routes is generally more cost-effective than satellite connectivity, we expect this trend in our channel business to continue. See Item 3.D — “Risk Factors” for a discussion of the factors impacting our revenue, such as competition from fiber optic cable. The decline in revenue from channel and carrier services was almost entirely offset by a $40.4 million increase in revenue associated with growth of our managed services, which included $3.9 million associated with the assets acquired in the Intelsat Americas Transaction. See “— Overview — Revenue” above for a discussion of the factors expected to impact our revenue in the future.

Revenue decreased $45.8 million, or 5%, for the year ended December 31, 2003 from the year ended December 31, 2002. Of this decrease in revenue, lease services revenue decreased by $43.0 million during the year as compared to the same period in 2002. The decrease was primarily due to the expiration of lease service agreements since December 31, 2002, lower prices due to price pressure in the Asian and Latin American markets and a decrease in the volume of capacity sold as leases, reflecting the reduced capacity requirements of our customers due to the optimization of their networks. Also contributing to the overall decline was a decrease in revenue from channel and carrier services of $33.6 million. This decrease in revenue from channel and carrier services was primarily due to a decline in the volume of capacity sold as channel and carrier services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of our customers due to the general economic downturn and the optimization of their networks, and a reduction in the amount of capacity held in inventory by distributors for future sale. Partially offsetting the overall decline in our revenue during the year ended December 31, 2003 was a $27.6 million increase in revenue from our managed services and an increase in revenue relating to the COMSAT World Systems transaction. The increase in revenue relating to that transaction is due to the fact the contracts that COMSAT World Systems assigned to us, although for shorter durations than our contracts with COMSAT World Systems, were for higher values. See “— Overview — Revenue” above for a discussion of the factors expected to impact our revenue in the future.

Operating Expenses

Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

Direct costs of revenue (exclusive of depreciation and amortization) increased $46.1 million, or 35%, for the year ended December 31, 2004 from the year ended December 31, 2003. The increase was principally due to increases in costs of services of $35.1 million that were primarily associated with the COMSAT General transaction and additional leased fiber capacity costs due to growth in our managed services. The increase was also due to compensation costs of $5.0 million related to equity incentive plan expense related to employees and $4.3 million of service fees primarily related to our transition services agreements with Loral. The expenses we incurred under our transition services agreement with Loral were temporary in nature, and we will not incur these expenses beyond mid-2005.

Direct costs of revenue (exclusive of depreciation and amortization) increased $14.8 million, or 13%, for the year ended December 31, 2003 from the year ended December 31, 2002. The increase was principally due to increases in costs of services of $5.0 million, facility and operational costs of $2.5 million, staff costs of $0.8 million, and other expenses of $6.5 million. The increase in costs of services was primarily due to costs relating to our lease of communications capacity from third-party providers, as well as expenses incurred during the year for customer incentives and promotional equipment that we did not incur during the year ended December 31, 2002. The increase in facility and operational costs during 2003 are associated primarily with our managed services initiatives, as discussed above under “— Overview — Operating Expenses — Direct Costs of Revenue (Exclusive of Depreciation and Amortization).” These facility and operational costs include the personnel cost of technical support contractors who support these communications services, the cost of operating two tracking, telemetry, command and monitoring stations, referred to as TTC&M stations, and a teleport facility that we acquired during the fourth quarter of 2002 and the cost of activating an additional teleport. The increase in facility and operational costs for the year ended December 31, 2003 from the year ended December 31, 2002 was also due in part to our acquisition of the business of COMSAT World Systems in November 2002. We incurred a full twelve months of operating and maintenance expense during the year ended December 31, 2003 for the facilities we acquired in the COMSAT World Systems transaction. This expense was partially offset by the elimination after the closing of the COMSAT World Systems transaction of the amounts that we incurred in connection with the provision to us of certain services by COMSAT Corporation, referred to as COMSAT, and its lease to us of certain facilities. The increase in staff costs is due in large part to an increase in the number of our employees to support our new service initiatives, as well as higher employee benefit costs associated with these employees. In addition, we incurred increased staff costs due to the completion of our Intelsat IX satellite construction program in 2003. In prior years, some of our employees were directly involved in on-site supervision of the construction of the Intelsat IX satellites, and the costs associated with these employees were considered part of the cost of the satellites and included in the depreciation and amortization expense relating to these satellites. Following the completion of the Intelsat IX satellite construction program in 2003, the role of these employees changed to the maintenance of the satellites’ operations and accordingly costs associated with these employees are now categorized as direct costs of revenue.

We anticipate that our direct costs of revenue (exclusive of depreciation and amortization) will continue to increase as we continue to develop and invest in managed services initiatives. See “— Overview — Operating Expenses — Direct Costs of Revenue (Exclusive of Depreciation and Amortization)” above for a discussion of the expected impact of our provision of managed services on our direct costs of revenue (exclusive of depreciation and amortization), as well as other factors expected to impact our direct costs of revenue (exclusive of depreciation and amortization) in the future such as the COMSAT General Transaction.

Selling, General and Administrative

Selling, general and administrative expenses increased $22.7 million, or 18%, for the year ended December 31, 2004 from the year ended December 31, 2003. The increase was due primarily to increases in professional fees of $11.9 million mainly due to the acquisition of us by Intelsat Holdings and the withdrawal during the second quarter of 2004 of our contemplated initial public offering. The increase was also partly due to $6.3 million of equity incentive plan expense related to employees and board members and a $3.0 million increase in sales incentive bonuses.

Selling, general and administrative expenses increased $8.4 million, or 7%, for the year ended December 31, 2003 from the year ended December 31, 2002. The increase was due primarily to increases in staff costs of $8.4 million, the provision for uncollectible accounts of $4.4 million, other expenses of $0.2 million and a $2.5 million charge related to the resolution of a contract dispute. The increase in staff costs was due primarily to an increase in our sales and marketing staff, as we continue to deploy additional sales staff to regional offices to provide increased customer contact, and higher employee benefit costs. In addition, in connection with the COMSAT World Systems acquisition, we added 64 employees to our payroll in 2002 following the closing of the acquisition, for whom we incurred a full twelve months of personnel and benefits costs during the year ended December 31, 2003, as compared to only one month of these expenses during the year ended December 31, 2002. Offsetting these increases in selling, general and administrative expenses was a decrease in professional fees of $7.1 million. The higher professional fees in the year ended December 31, 2002 were due to fees associated with, among other things, merger and acquisition activities and our share purchase agreement with Teleglobe Inc.

Depreciation and Amortization

Depreciation and amortization increased $56.9 million, or 14%, for the year ended December 31, 2004 from the year ended December 31, 2003. This increase was primarily due to depreciation of $38.9 million recorded on the Intelsat Americas satellites acquired from Loral in March 2004 and $4.7 million recorded on an Intelsat IX series satellite that did not become operational until the end of the first quarter of 2003. Also contributing to this increase was depreciation of $7.0 million recorded on the IS-10-02 satellite, which went into service in September 2004. This increase was partially offset by a decrease of $5.1 million attributable to a reduction in satellite performance incentives paid on the Intelsat VII series satellites and an increase in the depreciable life of the IS-801 satellite. Also contributing to the increase in depreciation and amortization was an increase in depreciation of $11.4 million relating to ground segment and infrastructure costs and amortization of intangible assets.

Depreciation and amortization increased $39.2 million, or 11%, for the year ended December 31, 2003 from the year ended December 31, 2002. This increase was primarily due to depreciation of $46.2 million recorded on Intelsat IX series satellites that were not in service during the comparable period in 2002. Partially offsetting this increase was a decrease of $18.1 million attributable to two Intelsat VI series satellites being fully depreciated during 2002. Also contributing to the increase during the period was a net increase in depreciation and amortization expense relating to the ground segment and infrastructure to support our Intelsat IX series satellites and managed services and other satellites and intangible assets totaling $11.1 million.

For a discussion of factors expected to impact depreciation and amortization expense in the future, see “— Overview — Operating Expenses — Depreciation and Amortization.”

IS-10-01 Contract Termination Costs

In November 2002, we terminated our order for the IS-10-01 satellite, due to the manufacturer’s significant postponement in the delivery date of the satellite. As a result of this termination, we recorded a charge to our consolidated statement of operations of approximately $34.4 million, representing the write-off of capitalized satellite program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs, net of the refund due from the manufacturer of the satellite and the launch vehicle deposit described below. In connection with our decision to terminate our order for the IS-10-01 satellite, we agreed with one of our launch vehicle providers, Sea Launch Limited Partnership, referred to as Sea Launch, to treat most of the payments made for the launch vehicle that could have been used for the launch of the IS-10-01 satellite as a credit for a future launch. We recorded a deposit of the minimum possible credit under our agreement with Sea Launch, net of certain expenses, of approximately $23.2 million. During 2003, we were notified by Sea Launch that under the terms of the agreement the credit to which we are entitled would not be subject to further reduction. Because our credit with Sea Launch was fixed at an amount greater than the expected credit based on which we recorded our $23.2 million deposit, during the year ended December 31, 2003, we reversed $3.0 million of the $34.4 million charge recorded for the year ended December 31, 2002. In addition, during 2003 and 2004, we paid guarantee payments which resulted in increasing our deposit amount. As of December 31, 2004, we have recorded a deposit of $27.7 million. However, if we do not place an order for a future launch by July 31, 2005, Sea Launch has the right to terminate the agreement, in which case we will incur a termination liability of up to $16.4 million, in addition to forfeiture of our deposit, for a total obligation of not greater than $44.1 million. We are presently in discussions with Sea Launch regarding an extension of the July 31, 2005 expiration date.

Impairment of Asset Value

In November 2004 the Company’s IA-7 satellite experienced an anomaly in its north electrical distribution system that resulted in the partial loss of the satellite. As a result of this anomaly the Company recorded a non-cash impairment charge of $84.4 million during the fourth quarter of 2004 to write down the IA-7 satellite to its estimated fair value. We expect to record a non-cash impairment charge of approximately $73 million during the first quarter of 2005 to write off the net book value of the IS-804 satellite.

Restructuring Costs

During 2004, we incurred restructuring costs of $6.6 million for severance and related benefit costs as a result of reducing the size of our workforce by 140 employees, or approximately 18% of the employees at June 1, 2004. The workforce reduction resulted from combining certain positions and eliminating positions in areas of limited growth potential.

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

Interest Expense

We incurred $164.9 million of gross interest costs during 2004. Interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense increased $44.4 million, or 45%, for the year ended December 31, 2004 from the year ended December 31, 2003. This increase was principally due to the increase of $57.1 million in interest costs associated with our 5¼% Senior Notes due 2008, also referred to as the 2008 Senior Notes, and our 6½% Senior Notes due 2013, also referred to as the 2013 Senior Notes, sold in November 2003 and a $1.9 million write-off of credit facility fees associated with the $400 million term loan portion of our credit facility as this amount is no longer available for borrowing. This increase was partially offset by an increase in interest capitalized during the year ended December 31, 2004 as compared to the amount capitalized during the year ended December 31, 2003. The increase in interest capitalized was attributable to the construction-in-progress balances relating to the IA-8 satellite as compared to those balances in 2003, as the IA-8 satellite was acquired in the Loral transaction in 2004 and was not included in our balances in 2003.

Interest expense increased $43.8 million, or 79%, for the year ended December 31, 2003 from the year ended December 31, 2002. This increase was principally due to a $34.5 million decrease in interest capitalized during the year ended December 31, 2003 as compared to the amount capitalized during the year ended December 31, 2002. The decrease in interest capitalized was attributable to lower construction-in-progress balances in 2003 as compared to those balances in 2002, principally due to the placement into service during 2002 and 2003 of five Intelsat IX series satellites that were under construction during the year ended December 31, 2002. Also contributing to the increase in interest expense in 2003 was $11.1 million in interest costs associated with our 5¼% Senior Notes due 2008, also referred to as the 2008 Senior Notes, and our 6½% Senior Notes due 2013, also referred to as the 2013 Senior Notes, sold in November 2003.

We anticipate that interest expense will increase significantly as a result of the Acquisition Finance Notes issued in January 2005 in connection with the Acquisition Transactions and the Discount Notes issued in February 2005 in order for Intelsat Holdings to repurchase a portion of its outstanding preferred shares from its shareholders. For more information regarding our debt structure, see “—Liquidity and Capital Resources.” Additionally, we expect the amount of interest capitalized to decrease as a result of our expected lower construction-in-progress activity.

Interest Income

Interest income of $4.5 million for the year ended December 31, 2004 reflects an increase of $2.6 million, or 130%, from $2.0 million for the same period in the prior year. This increase was principally due to cash on hand prior to the closing of the Intelsat Americas

Transaction in 2004 as a result of the issuance in November 2003 of the 5 1/4% Senior Notes due 2008 and the 6 1/2% Senior Notes due 2013.

Interest income of $2.0 million for the year ended December 31, 2003 reflects an increase from $0.2 million for the year ended December 31, 2002. This increase was due to cash on hand prior to the closing of the Intelsat Americas Transaction as a result of the issuance in November 2003 of the 2008 Senior Notes and the 2013 Senior Notes.

Other Income, Net

Other income (expense), net consists of non-operating income less non-operating expenses. Other expense, net of $2.4 million for the year ended December 31, 2004 reflects a decrease of $20.9 million, or 113%, from other income, net of $18.5 million for the year ended December 31, 2003. The decrease was primarily due to other income of $19.8 million recorded in 2003 in connection with a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. that was not recorded in 2004. Also contributing to the decrease was an increase in our equity in the losses of an affiliate of $3.6 million.

Other income, net increased $8.6 million, or 87%, for the year ended December 31, 2003 from the year ended December 31, 2002. The increase was principally due to an increase in other income of $13.7 million during the year ended December 31, 2003 in connection with a reduction in an obligation payable by us under our share purchase agreement with Teleglobe Inc. See — “Related Party Transactions—Teleglobe Share Purchase Agreement” for a discussion of our transaction with Teleglobe, Inc. and Note 23(b) to our audited consolidated financial statements included elsewhere in this annual report for a discussion of the accounting of this transaction. At December 31, 2003, we have no further obligation payable by us to Teleglobe Inc. under the share purchase agreement. The increase in other income, net was partially offset by a decrease of $3.5 million associated with a decrease in rental income as compared to 2002 from our building tenants.

Income Taxes

Our provision for income taxes totaled $18.6 million for the year ended December 31, 2004 as compared to $26.1 million for the prior year. The effective tax rate on taxable income was 73% for 2004 and 13% for 2003. The increase in our effective tax rate was primarily due to the relatively consistent level of pre-tax earnings in the jurisdictions in which we are subject to income taxes, principally the United States and the United Kingdom, despite the overall decline in our consolidated taxable income.

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

Income from continuing operations

Income from continuing operations of $5.3 million for the year ended December 31, 2004 reflects a decrease of $178.0 million, or 97%, from income from continuing operations of $183.2 million for the year ended December 31, 2003. The decrease during the period was due to higher operating expenses and interest expense as compared to the same period in 2003, as discussed above (see “—Operating Expenses” and “—Interest Expense”).

Income from continuing operations of $183.2 million for the year ended December 31, 2003 reflects a decrease of $90.9 million, or 33%, from income from continuing operations of $274.1 million for the year ended December 31, 2002. The decrease during the period was due to higher operating expenses and interest expense as compared to the same period in 2002, as discussed above.

Loss from discontinued operations, net of tax and minority interest

Loss from discontinued operations, net of tax and minority interest of $43.9 million for the year ended December 31, 2004 reflects an increase of $41.8 million from $2.1 million for the year ended December 31, 2003. The $43.9 million loss in 2004 includes a $21.5 million charge to write down the long-lived asset group of the discontinued operations to its estimated fair value. There was no loss from discontinued operations for the year ended December 31, 2002 as we had not yet invested in Galaxy Holdings.

Net income (loss)

Net loss of $38.7 million for the year ended December 31, 2004 reflects a decrease of $219.8 million, or 121%, from $181.1 million of net income for the year ended December 31, 2003. The decrease during the period was primarily due to higher operating expenses, the IA-7 impairment charge, higher interest expense, lower other income (expense), net and the loss from discontinued operations, partially offset by higher revenue, as discussed above.

Net income decreased by $93.0 million, or 34%, for the year ended December 31, 2003 from the year ended December 31, 2002. The decrease in net income during the year ended December 31, 2003 was primarily due to lower revenue, higher total operating expenses and higher interest expense as compared to the same period in 2002, as discussed above.

We expect that the Acquisition Transactions and the issuance of the Discount Notes issued in connection with the Transfer Transactions will negatively impact our net income, principally due to the interest expense associated with the Acquisition Finance Notes and the imputed interest on the Discount Notes. The impact on our results of operations that we anticipate in connection with the Acquisition Transactions is described above.

EBITDA

EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We also present EBITDA from continuing operations, which is EBITDA less the loss from discontinued operations, net of taxes and minority interest. We present EBITDA from continuing operations, as we believe that this measure is relevant for purposes of comparison to our operating performance in prior periods and to the operating performance of other companies. However, neither EBITDA nor EBITDA from continuing operations is a measurement of financial performance under U.S. GAAP, and either may not be comparable to similarly titled measures of other companies. You should not consider EBITDA or EBITDA from continuing operations as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

EBITDA of $576.2 million for the year ended December 31, 2004 reflects a decrease of $128.6 million, or 18%, from $704.8 million for the same period in 2003. This decrease was principally due to higher operating expenses, the IA-7 impairment charge and lower other income (expense), net, partially offset by higher revenue, as compared to the same period in 2003. The lower other income (expense), net is partially the result of other income of $19.8 million recorded in 2003 in connection with a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. that was not recorded in 2004.

EBITDA decreased $18.8 million, or 3%, for the year ended December 31, 2003 from the year ended December 31, 2002. The decrease was primarily due to lower revenue and higher total operating expenses, excluding depreciation and amortization, during the year ended December 31, 2003 as compared to the same period in 2002, as discussed above.

EBITDA from continuing operations of $620.1 million for the year ended December 31, 2004 reflects a decrease of $86.8 million, or 12%, from $706.9 million for the same period in 2003. EBITDA from continuing operations decreased $16.7 million, or 2%, for the year ended December 31, 2003 from the year ended December 31, 2002. The decreases were due to the same factors discussed above which caused a decrease in EBITDA.

The trends we have experienced in EBITDA, EBITDA from continuing operations and Adjusted EBITDA (as discussed below) are a direct result of the trends we have experienced in revenue and operating expenses. See “— Overview — Revenue” for a further explanation of trends in our revenue and “— Overview — Operating Expenses” for a further explanation of trends in our operating expenses. We expect EBITDA, EBITDA from continuing operations and Adjusted EBITDA to continue to be directly impacted by the trends that we experience in revenue and operating expenses and that such trends will have a more pronounced effect on EBITDA, EBITDA from continuing operations and Adjusted EBITDA than on revenue or operating expenses individually.

A reconciliation of net income to EBITDA and to EBITDA from continuing operations for the three-year period ended December 31, 2004, is as follows:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Net income	$274,140	$181,119	$(38,679)
Add:
Interest expense	55,223	99,002	143,399
Provision for income taxes	33,021	26,129	18,647
Depreciation and amortization	361,322	400,485	457,372
Subtract:
Interest income	(170)	(1,972)	(4,530)

EBITDA	723,536	704,763	576,209

Add:
Loss from discontinued operations, net of tax and minority interest	—	2,120	43,929

EBITDA from continuing operations	$723,536	$706,883	$620,138

Adjusted EBITDA

In addition to EBITDA and EBITDA from continuing operations, we calculate a measure of EBITDA called Adjusted EBITDA, as defined by the covenants of our credit agreement dated January 28, 2005 establishing the Senior Secured Credit Facilities. Adjusted EBITDA consists of EBITDA as adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under our credit agreement used to fund the Acquisition Transactions. Similar measures are used under the indentures relating to the Acquisition Finance Notes and the Discount Notes. Adjusted EBITDA is presented on a pro forma basis, as if our March 2004 acquisition of the Intelsat Americas assets and October 2004 acquisition of the COMSAT General business had occurred as of January 1, 2004. The measure also adjusts for certain operating expense items. Adjusted EBITDA is a material component of certain covenants in our Senior Secured Credit Facilities. For instance, Adjusted EBITDA is used to determine compliance with the financial ratio maintenance covenants in the Senior Secured Credit Facilities, non-compliance with which could result in the requirement that Intelsat Subsidiary Holding immediately repay all amounts outstanding under those facilities. Adjusted EBITDA is also used in determining our ability under the Senior Secured Credit Facilities to incur additional debt, suffer liens, make new investments and is also used to determine the maximum amount of the monitoring fee payable to the Sponsors. Similar measures are used to test the permissibility of certain types of transactions under the indentures relating to the Acquisition Finance Notes and the Discount Notes. See Item 10 — ”Additional Information — Material Contracts” for a more detailed description of the credit agreement, the Acquisition Finance Notes, the Discount Notes and Adjusted EBITDA. We expect Adjusted EBITDA to be affected by the same trends that affect EBITDA and EBITDA from continuing operations. However, Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

Adjusted EBITDA was $800.2 million for the year ended December 31, 2004. A reconciliation of EBITDA to Adjusted EBITDA for the year ended December 31, 2004, is as follows:

Year Ended December 31, 2004
(in thousands)
EBITDA	$576,209
(Subtract) Add:
Loral pro forma (1)	22,027
COMSAT General pro forma (1)	21,473
Non-cash compensation and benefits (2)	18,401
Restructuring costs (3)	6,640
Acquisition Transactions-related expenses (4)	7,462
Equity investment losses (5)	4,670
IA-7 satellite impairment charge (6)	84,380
Loss from discontinued operations (7)	43,929
Non-recurring and unusual gains/losses (8)	15,029

Adjusted EBITDA	$800,220

(1)	Represents pro forma adjustments to reflect the Intelsat Americas and COMSAT General Transactions as if they had occurred as of January 1, 2004.

(2)	Reflects the non-cash portion of the expenses incurred relating to our equity compensation plans, defined benefit pension plan and other post-retirement benefits.

(3)	Reflects the severance costs associated with headcount reductions that were implemented during 2004.

(4)	Reflects expenses incurred in connection with the Acquisition Transactions, consisting of retention bonuses to key employees and legal and other professional fees.

(5)	Represents losses incurred under the equity method of accounting relating to our investment in WildBlue Communications, Inc.

(6)	Represents the non-cash impairment charge recorded in the fourth quarter of 2004 to write down the net book value of the IA-7 satellite to its estimated fair value due to the anomaly experienced in November 2004.

(7)	Reflects the loss from discontinued operations of our investment in Galaxy Holdings.

(8)	Adjusted EBITDA includes certain non-recurring and unusual gains and losses. The adjustments applied in calculating Adjusted EBITDA principally reflect the write-off of costs relating to a contemplated initial public offering that was withdrawn, temporary expenses incurred for transition services relating to the Intelsat Americas Transaction, a litigation reserve and a net loss from the curtailment of benefit plans.

Liquidity and Capital Resources

Cash Flow Items

Net Cash Provided By Operating Activities

Net cash provided by operating activities of $659.1 million for the year ended December 31, 2004 reflects an increase of $57.9 million, or 10%, from $601.2 million for the year ended December 31, 2003. For the year ended December 31, 2004, net cash provided by operating activities was principally comprised of $5.3 million in income from continuing operations, $457.4 million in depreciation and amortization, an impairment charge of $84.4 million and an increase in cash flows from operating assets and liabilities of $74.8 million. The increase in cash flows from operating assets and liabilities was due in part to a customer prepayment for services of $87.7 million.

Net cash provided by operating activities decreased $56.8 million, or 9%, to $601.2 million for the year ended December 31, 2003 from $658.0 million for the year ended December 31, 2002. The decrease was primarily due to a $40.0 million payment we made to our defined benefit retirement plan in 2003 and reduced customer payments associated with our $45.8 million reduction in revenue during the year ended December 31, 2003 as compared to the prior year. For the year ended December 31, 2003, net cash provided by operating activities was principally comprised of $183.2 million in income from continuing operations and $400.5 million in depreciation and amortization, partially offset by non-cash other income of $19.8 million recorded in connection with a decrease in the amount due to Teleglobe, as discussed above, and a $40.0 million contribution to our defined benefit retirement plan.

Net cash provided by operating activities for the year ended December 31, 2002 was principally comprised of $274.1 million in net income and $361.3 million in depreciation and amortization. In addition, an increase in non-cash items of $46.8 million, offset by a decrease in operating assets and liabilities of $24.3 million, contributed to the net cash provided by operating activities in 2002.

During the year ended December 31, 2004, we recorded a foreign currency exchange loss of $0.6 million. During the year ended December 31, 2003, we recorded a foreign currency exchange loss of $0.9 million. The loss in each period was primarily attributable to the conversion of our Brazilian reais cash balances held in Brazil and other working capital account balances to U.S. dollars at the exchange rate in effect on the last day of the applicable period or, with respect to exchange transactions effected during the period, at the time the exchange transactions occurred. Because of continuing business in Brazil under customer contracts denominated in Brazilian reais, our exposure to foreign exchange fluctuations is ongoing. In each of the years ended December 31, 2004, 2003 and 2002, our Brazilian customers represented approximately 1%, 2% and 2% of our revenue, respectively.

Net Cash Used In Investing Activities

Net cash used in investing activities decreased $312.1 million, or 32%, to $654.4 for the year ended December 31, 2004 from $966.5 million for the year ended December 31, 2003. Our investing activities during 2004 consisted primarily of $1,057.6 million paid to acquire assets in the Intelsat Americas and COMSAT General Transactions, $288.6 million of capital expenditures mainly for satellites and associated launch services, a $50.0 million deposit on a future satellite ordered in connection with the Intelsat Americas Transaction, a $32.0 million payment relating to rights to an orbital location and a $58.3 million payment for an insurance receivable. These amounts were partially offset by the elimination of $700.0 million of restricted cash that was no longer restricted following the closing of the Intelsat Americas Transaction and $141.0 million of insurance proceeds received in connection with a receivable acquired as part of the Intelsat Americas Transaction.

Net cash used in investing activities increased $288.3 million, or 43%, to $966.5 million for the year ended December 31, 2003 from $678.2 million for the year ended December 31, 2002. The increase was primarily due to the inclusion of $700.0 million in restricted cash relating to the portion of our senior notes issued in November 2003 that was subject to mandatory redemption as of December 31, 2003. Our investing activities during the year ended December 31, 2003 consisted of $72.9 million of capital expenditures for satellites and associated launch services, $111.9 million of capital expenditures for infrastructure projects and other ground network costs, $17.9 million of capitalized interest, $700.0 million of restricted cash and a $58.0 million investment in WildBlue.

Our investing activity in 2002 consisted of $467.4 million of capital expenditures for satellites and associated launch services, $97.0 million of capital expenditures for infrastructure projects and other ground network costs, $52.4 million of capitalized interest and $61.4 million for payments on asset acquisitions.

Net Cash Provided By (Used In) Financing Activities

Net cash used in financing activities decreased $1,371.6 million to $415.8 million net cash used in financing activities for the year ended December 31, 2004 from $955.8 million net cash provided by financing activities for the year ended December 31, 2003. Our financing activities for 2004 consisted primarily of the repayment of long-term debt of $600.0 million and proceeds from a credit facility term loan borrowing of $200.0 million. At December 31, 2004, we had no commercial paper borrowings outstanding.

Net cash provided by financing activities increased $924.3 million to $955.8 million for the year ended December 31, 2003 from $31.5 million for the year ended December 31, 2002. This increase was principally due to our issuance of a greater amount of indebtedness during the year ended December 31, 2003 as compared to the prior year, together with the payment during the prior year of $200.0 million in outstanding bonds upon their maturity and $266.1 million in commercial paper borrowings. Our financing activities for the year ended December 31, 2003 consisted primarily of the receipt of $1,097.8 million in net proceeds from the issuance of our 2008 Senior Notes and 2013 Senior Notes, repayments of commercial paper borrowings of $44.0 million and principal payments on deferred satellite performance incentives of $65.8 million. These payments on deferred satellite performance incentives of $65.8 million consisted primarily of a $60.0 million cash payment made under an agreement to extinguish a portion of our deferred satellite performance incentive liability, as discussed below.

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

Historical Debt and Other Liabilities

At December 31, 2004, we had debt, including the current portion of such debt, of $1,948.1 million, all of which was denominated in U.S. dollars. Our debt at December 31, 2004 consisted of $200.0 million of Eurobond 8 1/8% notes due 2005, $400.0 million of 5 1/4% Senior Notes due 2008, $600.0 million of 7 5/8% Senior Notes due 2012, $700.0 million of 6 1/2% Senior Notes due 2013, $33.5 million in capital lease obligations and a $20.0 million note payable to Lockheed Martin Corporation. The 2008 Senior Notes, 2012 Senior Notes and 2013 Senior Notes were issued at a discount, representing the difference between the issue price and the face value of the notes on the date of issuance. Both the discounts and the debt issuance costs relating to these notes are amortized as interest expense over the lives of the notes utilizing the effective interest method. The unamortized discount for these notes totaled $5.4 million as of December 31, 2004.

The proceeds from Intelsat’s issuance in November 2003 of the 2008 Senior Notes and the 2013 Senior Notes were approximately $1,074.5 million, net of discount and after deducting $23.3 million of debt issuance costs. We used substantially all of the net proceeds from the sale of the 2008 Senior Notes and the 2013 Senior Notes to finance the Intelsat Americas Transaction and to make our $50.0 million prepayment for a portion of the purchase price of our new IA-9 satellite as described in “—Capital Expenditures.” We used the proceeds from the issuance in April 2002 of the 2012 Senior Notes to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 the $200.0 million principal amount of Eurobond 7 3/8% notes due 2002 that had been outstanding. We incurred debt issuance costs of $7.6 million associated with issuance of the 2012 Senior Notes.

In connection with the Acquisition Transactions in 2005, Intelsat Bermuda entered into the Senior Secured Credit Facilities, including a new $350.0 million Term Loan B facility and a new $300.0 million revolving credit facility. $150.0 million of the Term Loan B facility was drawn in connection with the Acquisition Transactions. On February 28, 2005, Intelsat Bermuda borrowed an additional $200 million under the $350 million Term Loan B facility to fund the payment of $200 million of Eurobond 8 1/8% notes due 2005. Additionally, in connection with the Acquisition Transactions, Intelsat Bermuda issued $1.0 billion of Floating Rate Senior Notes due 2012, $875 million of 8¼% Senior Notes due 2013 and $675 million of 8 5/8% Senior Notes due 2015. These notes are guaranteed by Intelsat, Intelsat Bermuda and certain subsidiaries of Intelsat Subsidiary Holding. The net proceeds from these borrowings under the Senior Secured Credit Facilities and the issuance of these notes were used as part of the funding to consummate the Acquisition Transactions. On February 11, 2005, Intelsat and Finance Co. issued $478.7 million in aggregate principal amount at maturity of Discount Notes, which yielded approximately $300 million of net proceeds at issuance. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to Intelsat Subsidiary Holding. Intelsat Subsidiary Holding assumed substantially all of the then-existing liabilities of Intelsat Bermuda and Intelsat Bermuda became a guarantor of the obligations under the Acquisition Finance Notes and the Senior Secured Credit Facilities. Following the Transfer Transactions, Finance Co. was amalgamated with Intelsat Bermuda. The proceeds of the offering of the Discount Notes, net of certain fees and expenses, were distributed by Intelsat Bermuda to its parent, Intelsat and by Intelsat to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings.

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $56.8 million as of December 31, 2004 and $51.8 million as of December 31, 2003.

On June 26, 2003, our Intelsat LLC subsidiary entered into amendments to its satellite construction agreements with SS/L, pursuant to which we extinguished a portion of our liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L in exchange for a total cash payment of $60.0 million. In connection with this transaction, we recorded a $95.0 million reduction in our total satellite performance incentive payment liability. This transaction with SS/L is discussed further in Note 13 to our audited consolidated financial statements included elsewhere in this annual report.

Receivables

Our receivables, net totaled $202.7 million at December 31, 2004 and $201.2 million at December 31, 2003. Of these amounts, our gross trade receivables, consisting of total billed and unbilled service charges, were $226.7 million at December 31, 2004 and $221.6 million at December 31, 2003. The remaining balance in both periods represented the allowance for doubtful accounts and other receivables.

Our pre-privatization billing policy required payments from customers to be made quarterly in arrears. Our billing policy applicable to service agreements entered into after privatization generally requires payments to be made monthly in arrears. We expect a downward trend in receivables as the portion of our services being provided under service agreements with monthly, as compared to quarterly, in arrears payment terms increases. In addition to our billing policy, our collateral profile has changed as a result of the Acquisition Transactions. Previously, the investment share of the Signatories and Investing Entities, which were also our principal customers, was considered to be collateral for services provided. As a result of the Acquisition Transactions, we no longer have this investment share as collateral. To the extent we are unable to obtain collateral or other financial support for customer receivables, we may see an increase in bad debt.

Liquidity and Capital Resources

We have had significant cash outlays in 2005 in connection with the Acquisition Transactions, the repurchase of a portion of the outstanding preferred shares of Intelsat Holdings and repayment of Intelsat’s 2005 Eurobond Notes. On February 28, 2005, Intelsat Bermuda borrowed an additional $200 million under the $350 million Term Loan B facility which was used to fund the payment of the 2005 Eurobond Notes at their maturity. We expect our most significant cash outlays for the remainder of 2005 to be the payment of interest on our outstanding debt.

We have incurred substantial debt, with payments to service this indebtedness substantially increasing our liquidity requirements as compared to prior years. In connection with the Acquisition Transactions, Intelsat Bermuda issued the Acquisition Finance Notes which are comprised of $1.0 billion of Floating Rate Senior Notes due 2012, $875 million of 8¼% Senior Notes due 2013 and $675 million of 8 5/8% Senior Notes due 2015 and entered into the Senior Secured Credit Facilities. The Senior Secured Credit Facilities, which are the obligation of Intelsat Subsidiary Holding, are comprised of a $350.0 million Term Loan B facility maturing in 6.5 years and a $300.0 million revolving credit facility maturing in six years. Intelsat Subsidiary Holding is now the obligor, and Intelsat Bermuda is a guarantor, of each of the Acquisition Finance Notes and of the Senior Secured Credit Facilities. The credit agreement relating to the Senior Secured Credit Facilities contains financial and operating covenants that, among other things, require Intelsat Subsidiary Holding to maintain financial coverage ratios, limit Intelsat Subsidiary Holding’s ability to pledge assets as security for additional borrowings and limit Intelsat Subsidiary Holding’s ability to pay dividends on Intelsat Subsidiary Holding’s ordinary shares. On February 11, 2005, Intelsat and Finance Co. issued $478.7 million in aggregate principal amount at maturity of Discount Notes, which yielded approximately $300 million of net proceeds at issuance. The Discount Notes have no cash interest requirement for the first five years. In connection with the Transfer Transactions, Finance Co. was amalgamated with Intelsat Bermuda and Intelsat Bermuda has become the obligor on the Discount Notes.

Excluding the portion of our deposit on the IA-9 satellite and IA-8 launch insurance deposits described below that are expected to be classified as capital in 2005, we plan to spend approximately $85 million in 2005 for capital expenditures. We intend to fund these requirements through cash on hand, cash provided by operating activities and, if necessary, borrowings under the revolving facility of the Senior Secured Credit Facilities.

In March 2004, we paid $967.1 million for the satellites and related assets that we acquired in the Intelsat Americas Transaction. We financed the Intelsat Americas Transaction and our deposit of $50.0 million as prepayment for a portion of the purchase price of our new IA-9 satellite described in “—Capital Expenditures” below with cash on hand from Intelsat’s issuance of the 2008 Senior Notes and the 2013 Senior Notes. Other significant liquidity requirements in 2004 arose in connection with the payment at maturity of the Dragon bond 6 5/8% notes due March 22, 2004 and the 2004 Eurobond Notes and the funding of capital expenditures. In March 2004, we borrowed $200.0 million under the term loan portion of our $800.0 million three-year unsecured credit facility obtained in December 2003 to repay the Dragon bond 6 5/8% notes. We repaid this $200.0 million term loan borrowing in September 2004. We also repaid the 2004 Eurobond Notes and we paid for the assets we acquired in the COMSAT General Transaction using cash on hand. Our other liquidity requirements in 2004 were funded with cash on hand and cash provided by operating activities.

We have historically had and currently have a substantial backlog, which provides some assurance regarding our future revenue expectations. This backlog and the predictable level of non-cash depreciation expense in the FSS sector reduce the volatility of the net cash provided by operating activities more than would otherwise be the case. However, we may have unplanned projects requiring significant capital expenditures or our capital requirements may be greater than we currently anticipate. Accordingly, we may be required to seek additional external financing. In addition, the ongoing consolidation in the FSS sector may require that we obtain funding for currently unplanned strategic transactions.

See Item 3.D — “Risk Factors—Risk Factors Relating to Our Business” for a discussion of the factors that could influence our ability to obtain any such financing.

The following table sets forth the contractual obligations and capital commitments of as of December 31, 2004:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	(dollars in millions)
Long-term debt (1)	$324.0	$249.4	$647.5	$1,601.4	$2,822.2
Capital commitments (2)	181.7	128.5	90.9	32.7	433.7
Operating leases and other expense commitments	37.4	20.4	2.2	20.5	80.7

Total contractual obligations	$542.8	$398.3	$740.6	$1,654.6	$3,336.6

(1)	Includes principal and interest on long-term debt. This table does not include the $1.0 billion of Floating Rate Senior Notes due 2012, $875 million of 8 ¼% Senior Notes due 2013 and $675 million of 8 5/8% Senior Notes due 2015 issued in 2005 in connection with the Acquisition Transactions and the $478.7 million in aggregate principal amount at maturity of Discount Notes issued in 2005 yielding approximately $300 million net proceeds at issuance to finance the repurchase of a portion of the outstanding preferred shares of Intelsat Holdings.

(2)	Includes contractual commitments for satellites and principal and interest on deferred satellite performance incentives.

Capital Expenditures

Our capital expenditures depend on the means by which we pursue our business strategies and seek to respond to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which we determine to procure new satellites and have satellites under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the orbital maneuver life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. The following table compares our satellite-related capital expenditures to total capital expenditures from 2000 through 2004:

Year	Satellite-Related Capital Expenditures	Total Capital Expenditures
	(dollars in thousands)
2000	$478,708	$546,020
2001	592,163	663,671
2002	509,418	616,806
2003	87,496	202,781
2004	213,219	290,589

Total	$1,881,004	$2,319,867

In connection with the recent IA-7 satellite anomaly, we have delayed to the second or third quarter of 2005 the launch of the IA-8 satellite previously scheduled for December 2004. As a result of this delay, approximately $65 million in deposits for launch insurance for the IA-8 satellite are now expected to be classified as capital expenditures in 2005 instead of 2004. Excluding the portion of the IA-9 deposit and the IA-8 launch insurance deposits that are expected to be classified as capital in 2005, we plan to spend approximately $85 million in 2005 for capital expenditures. In the mid term, we expect that our level of capital expenditures will be significantly lower than that of the past several years. We are nearing the end of our most recent satellite fleet renewal and deployment cycle, at the completion of which we will have spent nearly $2.6 billion on eight new satellites launched since June 2001 and our IA-8 satellite expected to be launched during the second or third quarter of 2005. The IA-9 satellite is currently our only satellite under construction, and, as noted above, we have no plans to launch this satellite in the near to mid term. We do not currently expect the IA-7 satellite anomaly or the loss of our IS-804 satellite to result in the acceleration of capital expenditures to replace the IA-7 satellite or the IS-804 satellite. As a result of these factors, excluding approximately $114 million in deposits made in 2004, we expect that our capital expenditures will be reduced to levels of less than $100 million per year in the mid term.

Our capital expenditures totaled $290.6 million in 2004 and consisted of $269.2 million of asset costs and $21.4 million of capitalized interest. Of the total $290.6 million, $134.2 million related to the IS-10-02 satellite launched in June 2004 and placed into service in September 2004, $75.4 million related to the IA-8 satellite expected to be launched during the second or third quarter of 2005, as discussed above, and $81.0 million related to infrastructure and other projects. These projects primarily related to our integration efforts in connection with the Loral transaction as well as teleport and other facilities for our managed services.

In addition to the capital expenditures described above, in connection with the Intelsat Americas Transaction, in March 2004 we entered into a procurement agreement with SS/L for a new satellite, which we refer to as the IA-9 satellite, and made a $50.0 million deposit on the satellite. This deposit is secured by SS/L’s and its affiliates’ interests in an in-orbit satellite, insurance proceeds relating to the satellite and certain other collateral. The deposit is accounted for in our financial statements in other assets and will only be treated as capital expense to the extent that we actually incur costs under the procurement agreement for the satellite. Approximately $3.0 million of this deposit was classified as capital expense in 2004. The remainder of the deposit made on the IA-9 satellite is expected to be classified as capital expense in 2005. We currently have no plans to launch the IA-9 satellite in the near to mid term, but we will continue to review the business case for additions to our satellite fleet over time.

Currency and Exchange Rates

Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. For the year ended December 31, 2004, our Brazilian customers represented approximately 1% of our revenue. Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

Disclosures about Market Risk

As of December 31, 2004, we had obligations related to our long-term debt agreements. These financial instruments are discussed further in Note 14 to our audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2004, we did not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of December 31, 2004, we had approximately $1.9 billion in fixed-rate debt. At December 31, 2004, these outstanding fixed-rate borrowings bore interest at rates ranging from 5 1/4% to 8 1/8%.

We are subject to interest rate and related cash flow risk in connection with the $1.0 billion Floating Rate Senior Notes due 2012 issued in January 2005 and borrowings under the Senior Secured Credit Facilities in January 2005 in connection with the Acquisition Transactions and February 2005 in connection with the payment at maturity of certain outstanding Eurobonds. The $875 million Fixed Rate Senior Notes due 2013, the $675 million Fixed Rate Senior Notes due 2015 and the $478.7 million Discount Notes are not subject to interest rate fluctuations because the interest rate is fixed for the term of those notes. The $875 million Senior Notes and the $675 million Senior Notes were issued in January 2005, and the $478.7 million Discount Notes were issued in February 2005.

Presented below is an analysis of our financial instruments as of December 31, 2004 that are sensitive to changes in interest rates. The tables demonstrate the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed-rate debt, the sensitivity table below illustrates “market values,” or the price at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of December 31, 2004.

	Interest Rate Risk (in millions) as of December 31, 2004
	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			No Change in Interest Rates	Valuation of Securities Given an Interest Rate Increase of X Basis Points
	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)
$700 million principal 6.5% senior notes due 11/01/13	$691.1	$668.7	$647.2	$626.5	$606.7	$587.6	$569.3
$600 million principal 7.625% senior notes due 04/15/12	$627.3	$610.1	$593.5	$577.5	$562.0	$547.0	$532.5
$400 million principal 5.25% senior notes due 11/01/08	$405.3	$398.4	$391.6	$385.0	$378.5	$372.2	$365.9
$200 million principal Eurobond 8.125% notes due 02/28/05	$201.6	$201.4	$201.3	$201.1	$200.9	$200.8	$200.6

The $200 million principal Eurobond 8 1/8% notes due February 28, 2005 were repaid at their maturity date using borrowings under the Term Loan B portion of our Senior Secured Credit Facilities. With respect to our $1.0 billion Floating Rate Senior Notes due 2012 that were issued in January 2005, an increase or decrease of 100 BPS to our current interest rate would increase or decrease our interest expense by $10 million. This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Our significant accounting policies are described fully in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our satellites and other property and equipment, business combinations, goodwill, impairment of long-lived and amortizable intangible assets, income taxes, deferred satellite performance incentives, retirement plans and other postretirement benefits and investments in affiliated companies. The impact of any risks related to these policies on our business operations is discussed in this “—Operating and Financial Review and Prospects” where these policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue primarily from satellite utilization charges and, to a lesser extent, from providing managed services to our customers. We recognize revenue over the period during which services are provided, as long as collection of the related receivable is reasonably assured. We make estimates regarding the likelihood of collection based upon an evaluation of the customer’s creditworthiness, the customer’s payment history and other conditions or circumstances that may affect the likelihood of payment, such as political and economic conditions in the country in which the customer is located. When we have determined that the collection of payments for satellite utilization or managed services is not reasonably assured at the time the service is provided, we defer recognition of the revenue until such time that collection is believed to be reasonably assured or the payment is received. We also maintain an allowance for doubtful accounts for customers’ receivables where the collection of these receivables is uncertain. If our estimate of the likelihood of collection is not accurate, we may experience lower revenue or an increase in our bad debt expense. We receive payments from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the agreement terms. Our revenue recognition policy as described above complies with the criteria set forth in Staff Accounting Bulletin No. 101, Revenue Recognition, as amended by Staff Accounting Bulletin No. 104.

Satellites and Other Property and Equipment

Satellites and other property and equipment are stated at cost. These costs consist primarily of the cost of satellite construction and launch, including premiums for launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction and interest costs incurred during the period of satellite construction. Satellite construction and launch services are generally procured under long-term contracts that provide for payments by us over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 11 years to 15 years. We make estimates of the useful lives of our satellites for depreciation and amortization purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the manufacturer has contractually committed that the satellite’s hardware will remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from 10 years to 13 years and orbital maneuver lives as high as 20 years. The useful lives of our satellites generally exceed the orbital design lives and are less than the orbital maneuver lives. Although the orbital maneuver lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. Changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

We charge to operations the carrying value of any satellite lost as a result of a launch or in-orbit failure upon the occurrence of the loss. In the event of a partial failure, we record an impairment charge to operations upon the occurrence of the loss if the undiscounted future cash flows were less than the carrying value of the satellite. We measure the impairment charge as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. We reduce the charge to operations resulting from either a complete or a partial failure by the amount of any insurance proceeds that were either due and payable to or received by us. We record any insurance proceeds received in excess of the carrying value of the satellite as a gain and no impairment loss would be recognized. In the event the insurance proceeds equal the carrying value of the satellite, neither a gain nor an impairment loss would be recognized.

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

As of December 31, 2004, there had been no events or changes in circumstances leading us to believe that a possible impairment of the goodwill we recorded in connection with our acquisition of certain assets and liabilities of COMSAT World Systems or our acquisition of the COMSAT General business existed as of that date. We will perform the impairment analysis as required under SFAS No. 142, on an annual basis or more frequently if circumstances indicate a possible impairment has occurred, by assessing the fair value of our acquired assets using a discounted cash flow approach. An impairment loss would be recognized to the extent that the carrying amount of the assets exceeds the amount of the assets’ fair value. We have determined that we have one reporting unit, the enterprise level, under the criteria set forth by SFAS No. 142. If we are required to record an impairment charge in the future because of changes to the acquired business, it could have an adverse impact on our results of operations.

Impairment of Long-Lived and Amortizable Intangible Assets

We review our long-lived and amortizable intangible assets to assess whether an impairment has occurred using the guidance established under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate, in our judgment, that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

As of December 31, 2004, other than our $84.4 million write down of our IA-7 satellite and our $21.5 million write down of the long-lived asset group of our discontinued operations as a result of our disposal of our investment in Galaxy, there had been no events or changes in circumstances leading us to believe that a possible impairment to any of our long-lived and amortizable intangible assets existed as of that date. Refer to Notes 9 and 5 to our consolidated financial statements appearing elsewhere in this annual report for a discussion of our write down of the IA-7 satellite and our investment in Galaxy, respectively.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

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

Retirement Plans and Other Postretirement Benefits

Defined Benefit Plan

We maintain a noncontributory defined benefit retirement plan called the Intelsat Staff Retirement Plan. This plan covers, among others, substantially all of our employees hired before July 19, 2001. The cost under this plan is calculated by an actuary using a formula that is based on employees’ remuneration, dates of hire and years of service. In 2001 and 2002, global capital market conditions resulted in negative returns on the plan’s assets. Primarily due to this occurrence and to a reduction in the discount rate assumption for our plan as discussed further below, the plan’s accumulated benefit obligation at September 30, 2002 exceeded the fair value of its assets, which required us to record an additional minimum pension liability in accordance with SFAS No. 87, Employer’s Accounting for Pensions. The effect of this non-cash adjustment was to increase accrued retirement benefits by $23.8 million, increase other assets by $2.3 million and increase other comprehensive loss by $21.5 million, or $12.9 million after tax. During 2003, we made $40.0 million in cash contributions to the plan, which were reflected as reductions in accrued retirement benefits in our consolidated balance sheet at December 31, 2003, to improve the plan’s funded position. However, for our non-qualified pension plan, referred to as the Intelsat Restoration Plan, the accumulated benefit obligation at the end of the plan year in 2003 still exceeded the fair value of its assets. As a result, we adjusted the minimum pension liability such that, as of December 31, 2003, $19.5 million of the net additional minimum pension liability of $21.5 million was reversed along with the $2.3 million recorded in other assets. The effect of this adjustment resulted in us having an additional minimum pension liability of $2.1 million, or $1.3 million after tax, recorded as other comprehensive loss at December 31, 2003. We also recorded an additional minimum pension liability of $0.1 million as of December 31, 2004 related to the Intelsat Restoration Plan. See Item 6.B — “Compensation—Pension Benefits” for information regarding the Intelsat Restoration Plan. The amounts provided above and below for our noncontributory defined benefit retirement plan include amounts for the Intelsat Restoration Plan. During 2004, we recorded a curtailment loss related to our 2004 workforce reductions, as discussed in Note 21 to our audited consolidated financial statements, which resulted in a $1.6 million increase in our accrued retirement benefits.

We have historically funded the plan based on actuarial advice using the projected unit credit cost method. Concurrent with our privatization in 2001, our plan became subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended, and, as such, we expect that our future contributions to the plan will be based on the minimum requirements of the U.S. Internal Revenue Service and on the plan’s funded position.

Other Postretirement Benefits

We currently provide postretirement health benefits for employees hired prior to January 1, 2004 who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. These benefits are paid from our general assets, as they become due, although we have obtained “stop-loss” insurance coverage for significant claims expenses. The cost of these postretirement health benefits is calculated by an actuary based on the level of benefits provided, years of service and other specified factors. A governing body of the IGO adopted a resolution prior to privatization stating that the retirees eligible for these benefits as of the date of the IGO’s privatization, as well as an additional number of named employees, would continue to receive the level of health benefits provided as of January 1, 2001. See Item 8 — “Financial Information” for a discussion of litigation we are facing in connection with this resolution. In addition, this resolution stated that (1) if the consolidated net worth, referred to in our financial statements as shareholders’ equity, of Intelsat or its successors with continuing obligations under the resolution falls below $500 million, then such obligated entity would be required to establish an irrevocable trust to accept funds for payment of these health benefits and to obtain a letter of credit in an amount equal to 150% of the Financial Accounting Standards Board, or FASB, valuation of the benefit liability and (2) if such obligated entity’s consolidated net worth falls below $300 million, then the trust will exercise this letter of credit. It is our position that the resolution, including its letter of credit provisions, does not create obligations that are enforceable against Intelsat or Intelsat Global Service Corporation. During 2003, we recorded a curtailment gain related to our December 2002 workforce reduction, as discussed in Note 21 to our audited consolidated financial statements, which resulted in a $2.6 million reduction in our accrued retirement benefits. During 2004, we recorded a curtailment gain related to our 2004 workforce reductions, as discussed in Note 21 to our audited consolidated financial statements, which resulted in a $0.9 million reduction in our accrued retirement benefits.

Defined Contribution Plans

We maintain two defined contribution retirement plans in the United States, one such plan in Bermuda and one such plan in the United Kingdom. One of the U.S. plans provides benefits to, among others, employees based in the United States hired before July 19, 2001, and the other U.S. plan provides benefits to employees based in the United States hired on or after July 19, 2001. The Bermuda plan provides benefits to most of our employees based in Bermuda. The U.K. plan provides benefits to our employees based in the United Kingdom. We also maintain a deferred compensation plan for executives. However, benefit accruals under this plan were discontinued during 2001.

Key Plan Assumptions

Net periodic pension and other postretirement benefits costs under our defined benefit and other postretirement benefits plans, as well as the related plan liabilities, are determined each year on an actuarial basis. As part of this process, we review our plans’ actual experience and make adjustments to key plan assumptions, if necessary. Hence, to reflect the decline in long-term interest rates, we lowered the discount rate applicable to both our defined benefit plan and our other postretirement benefits plan as of September 30, 2003, from 7.25% to 6.75% and again as of September 30, 2004, from 6.75% to 6.00%. Our discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality, fixed-income investments. For our defined benefit plan, we elected to maintain the expected rate of return on pension assets at 9% for the plan years that began October 1, 2002 and October 1, 2003. Our expected rates of return are based on historical capital market performance and on our investment policy. Notwithstanding the negative returns on plan assets that we experienced in 2001 and 2002, we believed at October 1, 2002 and October 1, 2003 that the historical performance of the capital markets indicated that 9% was a reasonable expectation for long-term returns. For our other postretirement benefits plan, we elected to maintain the health care cost trend rate at 7% for the plan years that began October 1, 2002 and October 1, 2003 because our review of claims data and expectations for the future indicated that this assumption was valid. As a result of our assumptions for the plan year ended September 30, 2004, our pension expense as measured in accordance with SFAS No. 87, Employers’ Accounting for Pensions, decreased by $0.2 million, or 6%, to $3.2 million in 2004 from $3.4 million in 2003. In addition, our other postretirement benefits expense as measured in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, decreased by $0.8 million, or 10%, to $7.3 million in 2004 from $8.1 million in 2003. Also, increasing the assumed health care cost trend rate by 1% each year would increase the other post-retirement benefits obligation as of September 30, 2004 by approximately $7.0 million. Decreasing this trend rate by 1% each year would reduce the other post-retirement benefits obligation as of September 30, 2004 by approximately $6.2 million. A 1% increase or decrease in the assumed health care cost trend rate would increase or decrease the aggregate service and interest cost components of net periodic other post-retirement benefits cost for 2004 by approximately $0.7 million and $0.6 million, respectively.

Under the accounting guidance for pension plans and other postretirement benefit plans just described, the effects of revisions to assumptions or differences between assumed and actual experience are not immediately recognized as expense in the year of occurrence. Instead, both the favorable and the unfavorable effects of these revisions and differences that fall within an acceptable range are reflected as unrecognized net gains and losses and are amortized into pension expense and other postretirement benefits expense over a predetermined amortization period. For our defined benefit retirement plan, we had an unrecognized net loss of $57.2 million at December 31, 2004, compared to an unrecognized net loss of $56.8 million at December 31, 2003. For our other postretirement benefits plan, we had an unrecognized net gain of $1.2 million at December 31, 2004, compared to an unrecognized net loss of $7.6 million at December 31, 2003. A portion of these unrecognized net losses has been amortized into pension expense and other postretirement benefits expense, respectively, in 2004. However, the impact of the amortization on expense in future years will depend in large part on the actual experience of the plans in those years and, consequently, cannot be estimated.

Investments in Affiliated Companies

We apply the equity method to account for investments in entities that are not variable interest entities under Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, as revised in December 2003 and referred to as FIN 46R, and in which we have an ownership interest of between 20% and 50% and exercise significant influence over operating and financial policies. FIN 46R is described under “—New Accounting Pronouncements” below. Under the equity method, we record our share of an affiliate’s net income or loss in our consolidated financial statements.

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

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, any goodwill arising from the excess of the cost of our investment over the fair value of net assets acquired at the acquisition date is not amortized. Any decline in value in the investment that is deemed to be other than a temporary decline would result in the recognition of a loss during the period in which the decline in value occurs.

Related Party Transactions

Post Acquisition Transactions

Acquisition and Transfer Transactions

On January 28, 2005, Intelsat was acquired by Intelsat Holdings for total cash consideration of approximately $3 billion with pre-acquisition debt of approximately $2 billion remaining outstanding. Intelsat Holdings was formed at the direction of funds advised by or associated with Apax Partners, Apollo, Madison Dearborn Partners and Permira.

As part of the transactions referred to above, the Investors and certain members of management purchased preferred and ordinary shares of Intelsat Holdings. In addition, in connection with the Acquisition Transactions our wholly owned subsidiary Intelsat

Bermuda established a new $300 million revolving credit facility, borrowed approximately $150 million under a new $350 million Term Loan B facility, referred to together as the Senior Secured Credit Facilities, and issued $1 billion of floating rate senior notes due 2012, $875 million of 8 1/4% senior notes due 2013 and $675 million of 8 5/8% senior notes due 2015, referred to collectively as the Acquisition Finance Notes. On February 28, 2005, Intelsat Bermuda borrowed an additional $200 million under the $350 million Term Loan B facility which was used to fund the payment of our previously existing $200 million in Eurobond 8 1/8% notes due 2005, which we refer to as the 2005 Eurobond Notes. The Acquisition Finance Notes and the Senior Secured Credit Facilities are guaranteed by Intelsat and certain of its direct and indirect subsidiaries. The proceeds from the Investors’ equity contributions and the net proceeds from the borrowing under the Senior Secured Credit Facilities and the Acquisition Finance Notes, together with cash on hand, were used to consummate the transactions described above and to pay related fees and expenses. Approximately $1.7 billion of Intelsat’s existing debt pursuant to the Parent Notes remains outstanding following the Acquisition Transactions and after repayment of the 2005 Eurobond Notes.

On February 11, 2005, Intelsat and Finance Co. issued $478.7 million in aggregate principal amount at maturity of Discount Notes yielding approximately $300 million net proceeds at issuance. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to a newly formed wholly owned subsidiary, Intelsat Subsidiary Holding. Intelsat Subsidiary Holding assumed substantially all of the then-existing liabilities of Intelsat Bermuda, and Intelsat Bermuda became a guarantor of the obligations under the Acquisition Finance Notes and the Senior Secured Credit Facilities. Following the Transfer Transactions, Finance Co. was amalgamated with Intelsat Bermuda, and we refer to the entity surviving that amalgamation as Intelsat Bermuda. The proceeds of the offering of the Discount Notes, net of certain fees and expenses, were distributed by Intelsat Bermuda to its parent, Intelsat, and by Intelsat to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings.

See Item 7.B — “Related Party Transactions” for a description of the voting agreement, shareholders agreement, monitoring fee agreement and transaction fee, which we entered into in connection with the Acquisition Transactions.

Pre-Acquisition Transactions

Until the consummation of the Acquisition Transactions on January 28, 2005, certain of our shareholders and their affiliates, as described below, were related parties of ours. Following the Acquisition Transactions, they no longer are.

COMSAT General Transaction

On October 29, 2004, we and certain of our subsidiaries completed our acquisition of the business of providing satellite-based communications services to the U.S. government and other customers of the COMSAT Sellers. We acquired this business for a purchase price of approximately $90 million, net of assumed liabilities of approximately $30 million and estimated transaction costs of approximately $2 million. The $30 million in assumed liabilities includes a $10 million accommodation fee to be paid in connection with our purchase of a launch vehicle from an affiliate of the COMSAT Sellers. We funded the acquisition by using cash on hand. The assets that we acquired include certain customer and vendor contracts and accounts receivable, as well as rights to FCC and other governmental licenses, leased business premises and other related assets, including an ownership interest in a partnership that owns the Marisat-F2 satellite, which operates at 33.9ºWest, with an orbital inclination in excess of 13 degrees. In addition, we assumed certain contractual commitments related to the business. We believe that this transaction was completed on arm’s-length terms.

Pursuant to our transaction agreement with the COMSAT Sellers, we and the COMSAT Sellers or their affiliates have entered into a number of agreements, including the launch services agreement with an affiliate as noted above and agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction. See Item 4.B — “Business Overview—Our Network—Planned Satellites” for further information regarding the launch services agreement.

WildBlue Subscription Agreement

In December 2002, we entered into an agreement to acquire a minority stake in WildBlue for a purchase price of $58.0 million. On April 21, 2003, we contributed $56.5 million in cash to WildBlue. This amount represented the $58.0 million purchase price net of a loan receivable for interim funding to WildBlue, plus accrued interest, and net of certain expenses we incurred that were reimbursable by WildBlue. In connection with this investment, we have agreed to purchase 50% of any shares sold by one of the minority investors, at the investor’s option, up to a maximum purchase price of $5.0 million. Other investors in this round of financing, which totalled $156.0 million including our investment, included the National Rural Telecommunications Cooperative and

Liberty Satellite & Technology, Inc. One of our directors before the closing of the Acquisition Transactions was a director of Liberty Media Corporation, which indirectly owns a minority interest in WildBlue and is the parent company of Liberty Satellite & Technology, Inc. Two of our executive officers are directors of WildBlue.

COMSAT Asset Purchase Agreement

On November 25, 2002, we acquired most of the assets and certain liabilities of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. COMSAT is a wholly owned subsidiary of Lockheed Martin Corporation, which, prior to the consummation of the Acquisition Transactions, was our largest shareholder. COMSAT World Systems was a reseller of our capacity to customers located in the United States. The assets that we acquired included substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity, two earth stations located in Clarksburg, Maryland and Paumalu, Hawaii that provide tracking, telemetry, command and monitoring services for our satellites, and a digital teleport facility located in Clarksburg, Maryland. The purchase price for this transaction consisted of $56.0 million in cash, the assumption of $57.7 million in liabilities and a $20.0 million 7% note payable due in four installments of $5.0 million each on January 1, 2007, 2008, 2009 and 2010. However, if as of the second, third or fourth of such installment payment dates, we are not operating tracking, telemetry, command and monitoring facilities at the Clarksburg, Maryland location and certain triggering events described in the note have occurred, we will not be obligated to pay the $5.0 million installment due on such payment date or any other installment payments that would otherwise become due on subsequent payment dates. In addition, we incurred approximately $1 million in transaction costs in connection with this acquisition. We accounted for the acquisition under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. The purchase price allocation was finalized during the fourth quarter of 2003. We believe that this transaction was completed on arm’s-length terms. For a further discussion of the asset purchase agreement with COMSAT, see Item 7 — “Major Shareholders and Related Party Transactions—COMSAT Asset Purchase Agreement.”

Teleglobe Share Purchase Agreement

On May 15, 2002, one of our largest customers and, prior to the closing of the Acquisition Transactions, one of our shareholders, Teleglobe filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, we recorded a reserve of $12.8 million against all of our accounts receivable from Teleglobe as of March 31, 2002, and did not recognize any revenue from Teleglobe from April 1, 2002 through May 15, 2002 because collection was not ensured. Revenue generated from Teleglobe and its affiliates was $35.1 million in 2002 and $28.1 million in 2003.

On September 20, 2002, Intelsat Global Sales acquired Teleglobe’s 6,284,635 shares in Intelsat for $65.0 million. Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe was transferred to an escrow agent, which held the shares in trust for Intelsat Global Sales, subject to specified limited rights of Teleglobe. The share purchase agreement provided that, among other things, if we had not conducted a registered offering of our ordinary shares by December 31, 2003, the escrowed shares and any cash held as escrow property would be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of shares and cash under the agreement valued at $90.1 million. The share purchase agreement provided that any shares or cash remaining after this distribution to Intelsat Global Sales would be transferred to Teleglobe. We did not conduct a registered offering of our ordinary shares by December 31, 2003 and, pursuant to an amendment to the share purchase agreement entered into in March 2004, the shares held in escrow were valued pursuant to a formula based on the proposed range for the initial public offering price of our ordinary shares set forth on the cover page of the prospectus filed in connection with our contemplated initial public equity offering. Based on this amendment, all of the shares held in escrow were distributed to Intelsat Global Sales in April 2004, and thereafter we and Teleglobe had no remaining rights or obligations under the share purchase agreement. These shares were then transferred to Intelsat Bermuda in June 2004.

We believe that the share purchase transaction between Teleglobe and Intelsat Global Sales was executed on arm’s-length terms. See Note 23(b) to our audited consolidated financial statements included elsewhere in this annual report for a description of how we accounted for the share purchase transaction with Teleglobe.

Relationships with Prior Shareholders

Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership in the IGO. The IGO’s owners were also its principal customers, and they were able to purchase ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As we are the successor entity to the IGO, a significant number of our customers became shareholders in our company. Following completion of the Acquisition Transactions, these customers are no longer our shareholders.

Our customers that were also our shareholders, most of which were formerly the IGO’s owners, accounted for approximately 53% of revenue for the year ended December 31, 2003 and 43% of revenue for the year ended December 31, 2004. See Item 3.D — “Risk Factors” for a discussion of the potential impact of the privatization on our customer base.

Shareholder Collateral and Other Deposits

Included in accounts payable and accrued liabilities in the consolidated balance sheets appearing elsewhere in this annual report are collateral and other deposits held from customers that were also shareholders prior to the consummation of the Acquisition Transactions in the amounts of $19.0 million at December 31, 2003 and $14.2 million at December 31, 2004. Collateral generally represents cash balances held in accordance with service agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

TT&C Contracts

Some of our customers also provide TT&C services for our ground network or provide us with monitoring or host station facilities and services. We believe that these transactions are on arm’s-length terms and are not significant to our results of operations. See Item 4.B — “Business Overview—Our Network—Network Operations and Current Ground Facilities” for additional information regarding the TT&C services.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(r), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees, with limited exceptions. A non-public entity, as defined in SFAS No. 123(r), also may choose to measure its liabilities under share-based payment arrangements at intrinsic value. This statement is effective for us on January 1, 2006, and we are currently evaluating the impact that adoption of this statement will have on our results of operations and financial position.

In December 2004, the FASB issued Statement No. 153 (FAS 153), Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB 29). FAS 153 is based on the principle that nonmonetary asset exchanges should be recorded and measured at fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance (as defined). This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS 153 is not expected to have a material impact on our results of operations or financial position.

Investment in Galaxy

In February 2003, we entered into an agreement to acquire a 51% stake in Galaxy for a total of approximately $69.5 million, comprised of approximately $53 million in cash payable in installments in 2003, 2004 and 2005 and approximately $16.5 million in kind in the form of satellite capacity provided to a subsidiary of Galaxy. This subsidiary is licensed to provide pay television and teleport services in Hong Kong and launched a pay television service in February 2004. TVB Holdings held the remaining 49% interest in Galaxy.

On September 16, 2004, we entered into an agreement to dispose of our investment in Galaxy in order to focus on our core business of providing satellite capacity and related communications services. Under this agreement, we transferred to TVB Holdings all of our right, title and interest in our shares in Galaxy on December 28, 2004. In addition, we are no longer required to make a cash contribution of approximately $10.3 million that would have been due in February 2005. An agreement relating to our in-kind contribution of satellite capacity on the IS-709 satellite will terminate on March 31, 2005.

As a result of the disposition agreement, our consolidated financial statements reflect the investment in Galaxy as a discontinued operation. TVB Holdings’ interest in the net assets of Galaxy is reflected in our consolidated financial statements as a minority interest in discontinued operations. We have restated our financial statements for all prior periods contained in this annual report to reflect Galaxy as a discontinued operation.

During September 2004, we reviewed our investment in Galaxy for impairment given our plan to dispose of the investment. As a result of this review, we recorded a charge of approximately $21.5 million to write down the long-lived asset group of the discontinued operations to its estimated fair value. Given Intelsat’s transfer of its right, title and interest in its shares in Galaxy Holdings on December 28, 2004, Intelsat removed all the assets and liabilities of Galaxy Holdings from its books as of December 31, 2004. For further information regarding the disposal of our investment in Galaxy, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

Resolution of ITU Priority Issue

On April 29, 2004, we entered into an agreement with New Skies in order to resolve an ITU priority issue relating to the 121° West orbital location to which we acquired rights in the Intelsat Americas Transaction. Specifically, we agreed to pay New Skies $32 million, in exchange for which New Skies agreed not to use any C-band frequencies at the 120.8° West orbital location that would interfere with our C-band operations at the 121° West location, whether on the IA-13 satellite that we currently operate at this location or on any replacement satellite using the same C-band frequencies as IA-13. Our $32 million payment to New Skies was made on May 6, 2004 and has been accounted for as an addition to an existing intangible asset. In connection with our agreement with New Skies, the Netherlands administration has entered into an intersystem coordination agreement with Papua New Guinea, which is our notifying administration for the 121° West orbital location. Prior to the closing of the Intelsat Americas Transaction, we and Loral had agreed to a reduction in the purchase price for the Intelsat Americas fleet that was intended to represent Loral’s share of the estimated cost of resolving this ITU priority issue. Because our actual cost under the agreement with New Skies was less than we had estimated, we owed Loral $4.0 million, which was paid on May 14, 2004. This amount has been accounted for as an adjustment to the purchase price allocation.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our current executive officers and directors:

The Company is party to an agreement with Intelsat Holdings pursuant to which, for so long as Intelsat Holdings holds a majority of the outstanding voting stock of the Company, the Board of Directors of the Company shall consist solely of individuals selected by the shareholders of Intelsat Holdings as being eligible to serve as directors of the Company. All of the directors of the Company have been so selected by the shareholders of Intelsat Holdings.

Set forth below is information concerning our current executive officers and directors:

Name	Age	Position
Conny Kullman	54	Chairman, Director and Chief Executive Officer, Intelsat Chairman, Director and CEO of Intelsat Bermuda
Ramu Potarazu	43	Chief Operating Officer, Intelsat
William Atkins	43	Chief Financial Officer, Intelsat
Phillip Spector	54	Executive Vice President, General Counsel and Assistant Secretary, Intelsat
Kevin Mulloy	46	Chairman and President, Intelsat Global Service Corporation
Tony Trujillo, Jr.	47	Executive Vice President and Chief Administrative Officer, Intelsat Global Service Corporation
Noah Asher	43	Senior Vice President, Finance, Intelsat Global Service Corporation
Mark Moyer	45	Senior Vice President and Controller, Intelsat Global Service Corporation
G. Randall Bonney, Jr.	50	Treasurer, Intelsat Global Service Corporation
Andrew Africk	38	Director
Douglas Grissom	37	Director
Richard Haight	42	Director
Alan Peyrat	35	Director
James Perry, Jr.	44	Director
Andrew Sillitoe	32	Director
Aaron Stone	32	Director
Nicola Volpi	33	Director

Intelsat Holdings has selected David P. McGlade to succeed Conny Kullman as Chief Executive Officer, or CEO, of Intelsat upon termination of his current employment, which will be no later than March 31, 2005. It is expected that Mr. Kullman will continue as Chairman and CEO until the date Mr. McGlade begins his employment as CEO and thereafter will remain Chairman of the board of directors of Intelsat. Intelsat Holdings and certain of its subsidiaries also entered into new employment agreements with certain existing senior officers of Intelsat and its subsidiaries. Certain members of existing and prospective management contributed equity to and/or were granted equity interests in Intelsat Holdings in connection with the Acquisition Transactions. These employment agreements and share grants are described below.

The following is a brief biography of Mr. McGlade and each of our current executive officers:

Mr. McGlade will become the Chief Executive Officer of Intelsat, Ltd. upon termination of his current employment. Mr. McGlade is currently the Chief Executive Officer of O2 UK, the largest subsidiary of mmO2 plc and a leading UK cellular telephone company, a position he took in October 2000. He is also an Executive Director of mmO2 plc. He will cease to occupy his positions with O2 UK and mmO2 no later than March 31, 2005. Mr. McGlade is currently a director of Skyworks Solutions, Inc. During his tenure at O2 UK and mmO2, Mr. McGlade was a director of the GSM Association, a trade association for GSM mobile operators, and served as Chairman of its Finance Committee from February 2004 to February 2005. He was also a director of Tesco Mobile from September 2003 to March 2005 and a director of The Link, a distributor of mobile phones and other high technology consumer merchandise, from December 2000 to May 2004. Mr. McGlade was the Chairman of the Board and Chief Executive Officer of Pure Matrix, Inc., a software company that serves the mobile communications market, from February 2000 to September 2000, and non-executive Chairman to August 2004. Mr. McGlade also served as the President and Chief Executive Officer of CatchTV, an interactive television/Web company, from December 1998 to December 1999. Mr. McGlade was employed by Sprint PCS as West Region President from February 1996 to July 1998, and as Vice President, Operations from September 1995 to January 1996.

Mr. Kullman has been Chief Executive Officer of Intelsat since July 2001 and was appointed Chairman of the board of directors of Intelsat and Chairman of the board of directors and CEO of Intelsat Bermuda on January 28, 2005. Prior to that, Mr. Kullman was Chief Executive Officer of the IGO from October 1998 to July 2001. He has been a director of U.S. Friends of Chalmers University of Technology, Inc. since April 2002. Mr. Kullman previously served as Vice President of Operations and Engineering of the IGO from December 1997 to October 1998, Vice President of Operations of the IGO from April 1996 to December 1997, Vice President and Chief Information Officer of the IGO from September 1994 to April 1996, Director of Operations Plans/Sales Operation of the IGO from July 1992 to September 1994, Director of Systems Operation of the IGO from August 1990 to July 1992 and a systems engineer for the IGO from August 1983 to August 1990. Mr. Kullman’s business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Potarazu has been Chief Operating Officer of Intelsat since March 2003. He previously served as President of Intelsat Bermuda and Managing Director of Intelsat Global Sales and Marketing Ltd. from March 2003 to January 2004; President and Chief Operating Officer of Intelsat Global Service Corporation from July 2001 to March 2003; Vice President, Global Operations and Chief Technical Officer of the IGO from November 2000 to July 2001; Vice President, Commercial Restructuring of the IGO from December 1999 to November 2000; Vice President, Operations and Chief Information Officer of the IGO from December 1998 to December 1999; Director of Information Systems of the IGO from April 1996 to December 1998; and Manager of Business Systems of the IGO from July 1995 to April 1996 and was a satellite software engineer for the IGO from May 1990 to July 1995. Prior to that time, Mr. Potarazu served in a senior technical consultant role with Contel Business Networks, Inc. Mr. Potarazu is currently a director of WildBlue. Mr. Potarazu’s business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Atkins has been Chief Financial Officer of Intelsat since March 2004 and an Executive Vice President since May 2004. Prior to joining Intelsat, Mr. Atkins was Managing Director of Morgan Stanley & Co. Incorporated from December 1998 to October 2003. During that time, Mr. Atkins held various positions within Morgan Stanley, including serving as Group Head of the Corporate Finance Execution Group in London from November 2000 to October 2003, Deputy Head of the Investment Banking Division in Tokyo from January 2001 to November 2001 and Head of European Telecommunications Corporate Finance from March 1997 to November 2000. Mr. Atkins joined Morgan Stanley in September 1994, having previously been employed by S.G. Warburg & Co., Ltd. Mr. Atkins’ business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Spector became the Executive Vice President and General Counsel of Intelsat in February 2005. He was previously the managing partner of the Washington, D.C. office of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, and chair of the firm’s Communications & Technology Group. He is the former Chairman of the American Bar Association’s International Communications Committee, and served in the U.S. government as Associate Assistant to the President and as a law clerk to a Supreme Court justice. Mr. Spector is a magna cum laude graduate of the Harvard Law School and holds a Master in Public Policy degree from Harvard’s Kennedy School of Government. Mr. Spector’s business address is Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Mr. Mulloy has been President and Chairman of Intelsat Global Service Corporation since March 2003. He previously served as Senior Vice President, Strategy and Business Development of Intelsat Global Service Corporation from September 2001 to March 2003; Vice President, Strategy and Business Development of Intelsat Global Service Corporation from July 2001 to September 2001; and Vice President, Strategy and Business Development of the IGO from May 2001 to July 2001. Prior to joining Intelsat Global Service Corporation, Mr. Mulloy was employed by McKinsey & Company, Inc. from June 1990 to April 2001 and was a partner from April 1996 to April 2001. Mr. Mulloy’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

Mr. Trujillo has been Executive Vice President and Chief Administrative Officer of Intelsat Global Service Corporation since May 2004. He previously served as Senior Vice President and Chief Administrative Officer of Intelsat Global Service Corporation from March 2003 to May 2004; Senior Vice President, Corporate Services of Intelsat Global Service Corporation from September 2001 to March 2003; Acting Vice President, Corporate Services of Intelsat Global Service Corporation from June 2001 to September 2001; Senior Director of the Corporate Communications and Government Affairs Department of the IGO from December 2000 to June 2001; and Director of Corporate Communications of the IGO from June 1997 to December 2000. Mr. Trujillo’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

Mr. Asher has been Senior Vice President, Finance of Intelsat Global Service Corporation since May 2004. He previously served as Vice President, Finance of Intelsat Global Service Corporation from August 2002 to May 2004. Prior to joining Intelsat Global Service Corporation, Mr. Asher was Vice President, Finance at America Online Inc. from January 2001 through August 2002. He was Chief Financial Officer for RMH Teleservices, Inc. from February 1999 to January 2001. Mr. Asher was Vice President, Latin America Operations at Bell Atlantic International Wireless from September 1996 to February 1999. Mr. Asher’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

Mr. Moyer has been Senior Vice President and Controller of Intelsat Global Service Corporation since May 2004. He previously served as Vice President and Controller of Intelsat Global Service Corporation from March 2004 to May 2004. Prior to joining Intelsat Global Service Corporation, Mr. Moyer was Senior Vice President, Financial Operations from July 2001 to December 2003 and Vice President and Chief Accounting Officer from June 2000 to June 2001 for Equant N.V. He was Vice President and Controller

for Ziff-Davis Inc. from November 1995 to May 2000. Mr. Moyer’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

Mr. Bonney has been Treasurer of Intelsat Global Service Corporation since July 2001. He previously served as Treasurer of the IGO from June 1997 to July 2001, Head of Treasury Operations of the IGO from July 1995 to May 1997 and Assistant Treasurer of the IGO from October 1992 to June 1995. Mr. Bonney’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

The following is a brief biography of each of our current directors:

Mr. Africk is a senior partner of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1992. He serves on the boards of directors of SkyTerra Communications, Inc. and Superior Essex Inc.

Mr. Grissom has been employed by Madison Dearborn Partners, a private equity firm, since 1999 and has served as a Director for more than the past five years. Prior to that, Mr. Grissom was with Bain Capital, Inc., in private equity, McKinsey & Company, Inc., and Goldman, Sachs & Co. He serves on the board of directors of Cbeyond Communications, LLC and Great Lakes Dredge & Dock Corporation.

Mr. Haight has been a Managing Director of Permira Advisers LLC since 2002. Prior to that, Mr. Haight was a Director of Permira Advisers Limited, and he has been employed by Permira since 1989.

Mr. Peyrat joined Apax Partners Inc. in 2001 and has been a Principal since 2003. Prior to joining Apax Partners, he earned an MBA degree from Stanford University from 1999 to 2001. Mr. Peyrat was employed by Telephia, a wireless technology company, from 1998 to 1999 and from 1995 through 1998, he was employed by A.T. Kearney, Inc., a management consulting firm.

Mr. Perry co-founded Madison Dearborn Partners, a private equity firm, in 1993 and has been Managing Director for more than the past five years. Prior to that, Mr. Perry was employed by First Chicago Venture Capital, and prior to that by The First National Bank of Chicago. He is on the board of directors of Cbeyond Communications, LLC, Cinemark, Inc. and Nextel Partners, Inc.

Mr. Sillitoe joined Apax Partners Limited in 1998 and has been a Director since 2003. Prior to joining Apax Partners Limited, Mr. Sillitoe received an MBA from INSEAD and was a strategy consultant with The L.E.K. Partnership.

Mr. Stone is a principal of Apollo Advisors, L.P., which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1997. Prior to joining Apollo, Mr. Stone was a member of the Mergers and Acquisition Group at Smith Barney Inc. Mr. Stone is currently a director of AMC Entertainment Inc. and Educate Inc.

Mr. Volpi has been employed by Permira Advisers, LLC as an investment advisory professional since May 2004. Prior to that, he was Vice President of Brera Capital Partners, a private equity firm, from March 2000 to April 2004.

Other than Mr. Volpi who became a director of Intelsat in March of 2005 and Mr. McGlade who will become a director of Intelsat in March of 2005 on the termination of his current employment, each of our directors has been a director since the closing of the Acquisition Transactions in January of 2005.

Audit Committee

Intelsat has an audit committee consisting of Messrs. Grissom, Haight, Sillitoe and Stone. The members are not independent since they are associated with the Investor Groups. Pursuant to its charter and the authority delegated to it by the board of directors, the Audit Committee has sole authority for the engagement, compensation and oversight of our independent auditors. In addition, the Audit Committee reviews the results and scope of the audit and other services provided by our independent auditors, and also reviews our accounting and control procedures and policies. The Audit Committee meets as often as it determines necessary but not less than once every fiscal quarter. Our board of directors has determined that each member of the Audit Committee is an audit committee financial expert.

During 2004 and through the January 28, 2005 acquisition by Intelsat Holdings, the Company had an audit committee consisting of at least three members who were independent members of the Board of Directors. During 2004, the Audit Committee met 11 times.

B.	Compensation

The following table provides certain summary information concerning compensation earned by our chief executive officer and the next four highest paid executive officers identified on the summary compensation table below for services rendered in such capacities to us during each of the last three fiscal years:

SUMMARY COMPENSATION TABLE

		Annual Compensation					Long-Term Compensation
							Awards			Payouts
		Salary		Bonus	Other Annual Compensation		Restricted Stock Awards		Securities Underlying Options	LTIP Payout	All Other Compensation
Name and Principal Position	Year	($)		($)(2)	($)		($)		(#)	($)	($)
Conny Kullman Chairman, Director and Chief Executive Officer	2004 2003 2002	571,154 550,000 533,077	(1)	323,400 319,575 —		(3) (3) (3)	1,275,000 — —	(6)	665,143 184,143 169,143	— — —	1,011,210 24,827 6,295	(7)

Ramanarayan Potarazu Chief Operating Officer	2004 2003 2002	430,961 335,192 381,560	(1)	244,020 195,354 17,170	80,832 68,078 11,232	(4)	750,000 — —	(6)	374,687 91,859 79,859	— — —	590,685 9,974 6,000	(8)

Kevin Mulloy Chairman and President, Intelsat Global Service Corporation	2004 2003 2002	356,923 305,915 284,526	(1)	165,375 131,122 12,804		(3) (3) (3)	562,500 — —	(6)	270,600 58,479 48,879	— — —	437,869 1,373 —	(9)

David Meltzer (11) General Counsel, Senior Vice President, Government and Regulatory Affairs	2004 2003 2002	330,776 316,169 302,649	(1)	140,470 120,460 13,619		(3) (3) (3)	375,000 — —	(6)	200,673 59,173 51,973	— — —	298,004 6,986 6,000	(10)

William Atkins Executive Vice President and Chief Financial Officer	2004 2003 2002	330,769 — —		235,200 — —	171,884 — —	(5)	649,031 — —	(6)	242,308 — —	— — —	502,358 — —	(11)

(1)	On February 24, 2003, Mr. Potarazu’s salary increased from $390,000 to $415,000, Mr. Mulloy’s salary increased from $288,757 to $310,000, and Mr. Meltzer’s salary increased from $306,274 to $318,525. On June 14, 2004, Mr. Mulloy’s salary increased from $310,000 to $375,000. Due to the timing of pay periods, the salaries in 2004 include 27 pay periods.

(2)	2004 bonuses were paid in January 2005.

(3)	Other annual compensation was less than $50,000.

(4)	This amount includes $69,600 for overseas housing allowance and an auto allowance of $11,232.

(5)	This amount includes an auto allowance of $8,856, $66,192 for excludable relocation expenses and $96,836 for taxable relocation expenses.

(6)	Restricted stock awards granted on June 11, 2004 to Messrs. Kullman, Potarazu, Mulloy, Meltzer and Atkins of 68,000, 40,000, 30,000, 20,000 and 34,615 shares, respectively. The amounts shown are based upon a fair value of $18.75 per share on December 31, 2004. Restricted stock awards vest 100% on the third anniversary of the date of the grant.

(7)	This amount includes $985,941 for long-term incentive compensation earned during 2004, $18,181 for key officer life insurance, $6,500 for the company match on 401(k) contributions and $588 for group term life insurance premiums.

(8)	This amount includes $579,732 for long-term incentive compensation earned during 2004, $4,576 for key officer life insurance and $6,387 for the company match on 401(k) contributions.

(9)	This amount includes $434,798 for long-term incentive compensation earned during 2004, $1,989 for key officer life insurance, $946 for the company match on 401(k) contributions and $135 for group term life insurance premiums.

(10)	This amount includes $290,042 for long-term incentive compensation earned during 2004, $1,576 for key officer life insurance and $6,387 for the company match on 401(k) contributions.

(11)	This amount includes $496,674 for long-term incentive compensation earned during 2004, $638 for key officer life insurance and $5,046 for the company match on 401(k) contributions.

(12)	Mr. Meltzer’s employment terminated effective February 14, 2005, and he was replaced by Mr. Spector effective February 15, 2005.

Option/SAR Grants in Last Fiscal Year

The following table sets forth certain information concerning stock options granted during fiscal 2004 to the executive officers listed in the Summary Compensation Table above, referred to as Named Executive Officers:

		Individual Grants			Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
Name	Number of Securities Underlying Options/SAR’s Granted	Percent of Total Options/SAR’s Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date	5%		10%
Conny Kullman	481,000	13.6%	$13.00	June 11, 2014		(1)		(1)
Ramanarayan Potarazu	282,828	8.0%	13.00	June 11, 2014		(1)		(1)
Kevin Mulloy	212,121	6.0%	13.00	June 11, 2014		(1)		(1)
David Meltzer (2)	141,500	4.0%	13.00	June 11, 2014		(1)		(1)
William Atkins	242,308	6.8%	13.00	June 11, 2014		(1)		(1)

(1)	As a result of the Acquisition Transactions, all of the above options will be paid at $18.75 per share giving effect to a maximum realizable value per option of $5.75. Therefore, the potential realized values of the stock options above for Messrs. Kullman, Potarazu, Mulloy, Meltzer and Atkins were $2,765,750, $1,626,261, $1,219,696, $813,625 and $1,393,271, respectively

(2)	Mr. Meltzer’s employment terminated effective February 14, 2005, and he was replaced by Mr. Spector effective February 15, 2005.

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year–End Option/SAR Values

The following table sets forth certain information concerning the number and value of unexercised options to purchase shares of our common stock held at the end of fiscal 2004 by the Named Executive Officers and the number and value of the shares received from the exercise of options during fiscal 2004 by such Named Executive Officers:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Securities Underlying Options/SARs Fiscal Year-End (#)Exercisable / Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable (1)(2)
Conny Kullman	—	—	157,143 /508,000	0 / $2,854,460
Ramanarayan Potarazu	—	—	71,939 /302,748	0 / $1,692,895
Kevin Mulloy	—	—	43,652 / 226,948	0 / $1,270,141
David Meltzer (3)	—	—	46,746 / 153,927	0 / $854,831
William Atkins	—	—	0 / 242,308	0 / $1,393,271

(1)	Based on the value of our ordinary shares on December 31, 2004 of $18.75 per share.

(2)	The amounts paid to the Named Executive Officers in connection with the Acquisition Transactions were as follows: Mr. Kullman ($1,098,897), Mr. Potarazu ($2,442,895), Mr. Atkins ($2,042,302), Mr. Mulloy ($1,832,642) and Mr. Meltzer ($1,229,831). In addition, $3,030,561 will be accrued as deferred compensation for Mr. Kullman.

(3)	Mr. Meltzer’s employment terminated effective February 14, 2005, and he was replaced by Mr. Spector effective February 15, 2005.

Pension Plan Table

The table below shows the estimated annual pension annuity benefits payable from the combined qualified and nonqualified pension plans based on years of service and average annual compensation. These amounts assume retirement at December 31, 2004 at age 65. The average annual compensation represents the average base pay for the highest three consecutive years if hired prior to January 4, 1995, and the average base pay for the highest five consecutive years if hired after January 3, 1995.

	Years of Service
Remuneration	5	10	15	20	25	30
$300,000	$25,500	$59,700	$92,700	$125,700	$158,700	$191,700
$350,000	29,750	69,650	108,150	146,650	185,150	223,650
$400,000	34,000	79,600	123,600	167,600	211,600	255,600
$450,000	38,250	89,550	139,050	188,550	238,050	287,550
$500,000	42,500	99,500	154,500	209,500	264,500	319,500
$550,000	46,750	109,450	169,950	230,450	290,950	351,450
$600,000	51,000	119,400	185,400	251,400	317,400	383,400

Employment Agreements

As of the closing of the Acquisition Transactions, each of Messrs. David P. McGlade, Conny Kullman, Ramu Potarazu, William Atkins, Kevin Mulloy and Tony Trujillo entered into an employment agreement with Intelsat Holdings and one of its affiliates. In addition, Mr. Phillip L. Spector entered into an employment agreement dated as of January 31, 2005 with Intelsat Holdings and

Intelsat as described below. Pursuant to the employment agreements, Mr. McGlade will serve as Chief Executive Officer of Intelsat upon termination of his current employment, which will be no later than March 31, 2005; Mr. Kullman will remain as Chairman and Chief Executive Officer of Intelsat until Mr. McGlade becomes Chief Executive Officer, following which time Mr. Kullman will remain as Chairman of Intelsat and will also continue to be employed and serve as a director and officer of Intelsat Bermuda; Mr. Potarazu serves as Chief Operating Officer of Intelsat; Mr. Atkins serves as Chief Financial Officer of Intelsat; Mr. Mulloy serves as President, Intelsat Global Service Corporation; Mr. Spector serves as Executive Vice President and General Counsel for Intelsat; and Mr. Trujillo serves as Executive Vice President and Chief Administrative Officer of Intelsat Global Service Corporation.

Intelsat Holdings and one of our subsidiaries also entered into an employment agreement with Mr. Meltzer for his employment as General Counsel, Senior Vice President, Government and Regulatory Affairs, and which provided for a base salary of $350,000 and annual and discretionary bonuses. Mr. Meltzer was granted restricted shares and provided with the opportunity to purchase preferred and ordinary shares of Intelsat Holdings. On February 14, 2005, Mr. Meltzer’s employment was terminated without cause and he received a severance payment of $923,723 pursuant to this employment agreement, the restricted shares were forfeited and the ordinary and preferred shares of Intelsat Holdings that he had purchased were repurchased at the price he paid for them.

Term

Each of the agreements (other than Mr. Kullman’s) has an initial term of one year, which will renew automatically for an additional year unless a notice not to renew is provided by either party. Mr. Kullman’s agreement has a two-year term with no automatic renewal feature.

Compensation and Benefits

The employment agreements provide that each of the executives will be paid an annual base salary during the term, which will be reviewed for increase no less frequently than annually. The amount of the annual base salaries for Messrs. McGlade, Kullman, Potarazu, Atkins, Mulloy, Spector and Trujillo is $750,000, $600,000, $500,000, $400,000, $400,000, $450,000 and $320,000, respectively. The employment agreements also provide that each of Messrs. McGlade, Kullman, Potarazu, Atkins, Mulloy, Spector and Trujillo will be eligible for an annual discretionary bonus with a maximum payment of 100%, 100%, 75%, 60%, 60%, 65% and 50%, respectively, of each executive’s respective annual base salary, based on meeting pre-established performance targets, except that Mr. Kullman will receive a bonus only for the first year of his agreement pro rated through the date that Mr. McGlade commences as Chief Executive Officer plus an additional six months. A compensation committee of our board of directors (or the board of directors of the applicable subsidiary), in its sole discretion, may award an additional bonus to each executive of up to 50% of his maximum bonus (or in the case of Messrs. McGlade and Spector, his annual base salary) in the event of significant performance beyond pre-established performance targets. In addition, each of Messrs. Kullman, Potarazu, Atkins, Mulloy and Trujillo is eligible to receive (or has received) a special cash bonus, based upon the achievement of performance goals. The maximum amount payable under this special cash bonus program to Messrs. Kullman, Potarazu, Atkins, Mulloy and Trujillo is an amount equal to 145% of such person’s target bonus for 2004. Mr. McGlade’s employment agreement provides that prior to the commencement of his employment, Mr. McGlade will receive an aggregate initial bonus of $1,500,000 ($300,000 of which has been paid), in order to provide him with liquidity in light of our emphasis on compensating our employees with non-cash long-term incentives. As of the closing, Mr. McGlade was paid $520,000 pursuant to the terms of his employment agreement to fund the purchase of ordinary shares and preferred shares of Intelsat Holdings. Mr. Spector received upon commencement of his employment an initial bonus of $120,000. During the employment term, the executives are generally eligible to participate in our employee benefit plans and programs and will receive certain expatriate benefits and perquisites set forth in the employment agreement. In addition, Mr. Potarazu’s agreement specifies that, in the event that during the term an executive is employed by Intelsat (other than a chief executive officer) with an annual base salary, target bonus percentage or grant of restricted shares of Intelsat Holdings that is greater than Mr. Potarazu’s annual base salary, target bonus percentage or grant of restricted shares, Mr. Potarazu’s annual base salary, target bonus percentage or grant of restricted shares, as applicable, shall be increased such that it is no less than that payable or awarded to such executive.

Prior Equity Compensation

Upon closing of the Acquisition Transactions, each of Messrs. Potarazu, Atkins, Mulloy and Trujillo’s share options and restricted shares that were outstanding as of immediately prior to the closing of the Acquisition Transactions were cancelled in exchange for a payment upon closing of the Acquisition Transactions equal to $18.75 per share, in the case of restricted shares, and the excess, if any, of $18.75 over the per share exercise price of each share option, in the case of share options. Mr. Kullman’s share options and restricted shares were cancelled as described above, except that the amounts otherwise due to Mr. Kullman with respect to his cancelled options that were outstanding under the 2001 Share Option Plan were cancelled in exchange for a cash payment to be paid on January 16, 2006. With respect to 75% of Mr. Kullman’s options and restricted shares under the 2004 Share Incentive Plan, an amount has been credited to a deferred compensation account two-thirds of which will be payable on January 16, 2006, and one-third of which will be payable on the second anniversary of closing of the Acquisition Transactions. With respect to the remainder of Mr. Kullman’s awards, the payment was made as of closing of the Acquisition Transactions. As of the closing, 50% in the case of Messrs. Potarazu, Mulloy and Trujillo; 64.02716% in the case of Mr. Atkins; and 100% in the case of Mr. Kullman; of the after-tax proceeds payable to the executive upon closing of the Acquisition Transactions from his options and restricted shares granted under the 2004 Share Incentive Plan were applied to purchase ordinary shares and preferred shares of Intelsat Holdings. Proceeds from certain management equity contributions have been used to purchase preferred shares of Intelsat Holdings.

New Equity Compensation

Under the employment agreements, each of Messrs. McGlade, Kullman, Potarazu, Atkins, Mulloy, Spector and Trujillo has received a grant of ordinary shares of Intelsat Holdings equal to approximately 1.8333%, .4%, 1.22%, .81%, .81%, .81% and .41%, respectively, of the outstanding ordinary shares of Intelsat Holdings, as of the closing of the Acquisition Transactions. Except for shares granted to Messrs. McGlade, Kullman and Spector, 40.9% of such shares will vest over sixty months with 10% of the shares vesting on the first day of the seventh month following the closing of the Acquisition Transactions and the remainder of the shares vesting in fifty-four equal monthly installments of 1.66% commencing on the first day of the eighth month following such closing, subject to the executive’s continued employment through the applicable vesting date. In the case of Messrs. McGlade and Spector, 40.9% of such shares will vest over sixty months in equal monthly installments commencing on the last day of the first month following the closing, subject to the executive’s continued employment through the applicable vesting date. The vesting of these shares will accelerate in the event that the Sponsors (or other private equity investors) cease to own 40% of Intelsat Holdings. An additional 40.9% of the shares granted to the executives will vest if and when the Sponsors have received a “cumulative total return” (as defined in the employment agreements) between 2.5 and 3 times the amount invested by the Sponsors collectively during the period over which the cumulative total return is measured, if any, subject to the executive’s continued employment through the applicable vesting date. The remainder of the shares will vest (less any such percent of shares that have already vested) if and when the Sponsors have received a cumulative total return between 4 and 4.5 times the amount invested by the Sponsors, if any, subject to the executive’s continued employment through the applicable vesting date. If the cumulative total return goals have not been achieved by the eighth anniversary of closing, the performance shares will be forfeited. For Mr. Kullman, 50% of the shares will vest during the two-year term of his employment agreement in equal monthly installments commencing on February 27, 2005. The remaining 50% of the shares will vest at the later of (x) the six-month anniversary of the closing of the Acquisition Transactions or (y) the transition to a new CEO of Intelsat, so long as Mr. Kullman reasonably cooperates in the implementation of such transition. In connection with the Transfer Transactions, the following executives received the following amounts in consideration of Intelsat Holdings’ repurchase of certain preferred shares held by such executives: Mr. McGlade ($405,224), Mr. Kullman ($332,619), Mr. Potarazu ($391,210), Mr. Atkins ($430,556), Mr. Mulloy ($293,408), Mr. Trujillo ($195,686) and Mr. Spector ($448,998).

Severance and Termination Benefits

Except as described below, if an executive’s employment is terminated by his applicable employer without cause (or if we provide a notice of non-renewal) or if he resigns for good reason, subject to his continued compliance with the restrictive covenants described below, the executive will be paid an amount equal to the sum of his annual base salary and maximum bonus amount (and in the case of Mr. Potarazu, two times the sum of his annual base salary and maximum bonus amount). In the event that Mr. McGlade’s or Mr. Spector’s employment is terminated by his applicable employer without cause or by Mr. McGlade or Mr. Spector for good reason within six months after a “change of control” (as defined in the applicable employment agreement), the annual bonus severance component will be the higher of the maximum bonus amount or the executive’s annual bonus for the immediately preceding year.

In the event that, within six months following the closing of the Acquisition Transactions, any of Messrs. Kullman, Potarazu, Atkins, Mulloy or Trujillo’s employment is terminated by his applicable employer without cause or by the executive for good reason, in lieu of the severance benefits described above, the executive will be entitled to a lump sum cash amount equal to two times (or in the case of Messrs. Kullman and Potarazu, 2.5 times) the sum of the executive’s annual base salary and target bonus amount (each, as in effect as of immediately prior to the closing of the Acquisition Transactions). In the event that such termination for Messrs. Potarazu, Atkins, Mulloy or Trujillo is on or after the date that is six months after the closing of the Acquisition Transactions but prior to the first anniversary of such closing, in lieu of the benefit described above, the executive will be entitled to two times the sum of the executive’s annual base salary plus the executive’s maximum bonus amount (as in effect as of the date of termination).

In the event that any of the payments made to Messrs. Kullman, Potarazu, Atkins, Mulloy or Trujillo under these agreements or otherwise become subject to the so-called “golden parachute” excise tax imposed under Section 4999 of the U.S. Internal Revenue

Code, as amended, the payments under the agreements will be reduced such that the executive will receive the maximum amount that he could receive without being subject to the tax. If, however, the executive would be placed in a better after-tax position by receiving all payments and paying the tax than he would be after having his payments reduced in the manner described in the immediately preceding sentence, then the executive’s payments will not be reduced and, solely in connection with the Acquisition Transactions, the executive will receive an additional payment such that the executive will be placed in the same after-tax position that he would have been in had no excise tax been imposed.

In addition upon a termination of any of the executives’ employment by his applicable employer without cause (or if we provide a notice of non-renewal) or by the executive for good reason, the time-vesting restricted shares will be forfeited unless such termination is within six months following a “change of control” (as defined in the agreement), in which case they will vest in full. Any restricted shares that vest based on performance goals will remain outstanding for 180 days and, if the performance goals are not then met, the shares will be forfeited unless the termination is within six months following certain corporate transactions with entities specified in the agreement, in which case the executive will have the opportunity to earn a portion of his performance shares pro rated through the executive’s date of termination. Upon termination of Mr. Kullman’s employment by his applicable employer without cause or by Mr. Kullman for good reason, Mr. Kullman will be entitled to payment of his deferred compensation account on the later of the date of termination or January 16, 2006. In addition, Mr. Kullman and his spouse will be eligible for retiree medical benefits on the same basis and at the same level as similarly situated senior executives of Intelsat generally for so long as such plan or program remains in effect.

Restrictive Covenants

Each of the employment agreements contains restrictive covenants providing that the executives will not disclose or otherwise use any confidential information concerning us or our businesses and, for a one-year period following termination of employment, will not compete with us and our affiliates and will not solicit our customers or employees.

C.	Board Practices

At December 31, 2004, our board consisted of 17 directors. In connection with the Acquisition Transactions on January 28, 2005, the directors of Zeus Merger One, Ltd., which amalgamated with Intelsat, became our directors replacing our previously existing directors. Our current board of directors consists of those individuals listed above. See Item 6.A — “Directors and Senior Management.”

Prior to the Acquisition Transactions, our bye-laws provided that our board was classified into three classes and at each annual general meeting of shareholders, the successors to the class of directors whose terms expired at that meeting were to be re-elected for a three-year term and until their successors were elected and qualified. Under our current bye-laws our board is not classified. The Company is party to an agreement with Intelsat Holdings pursuant to which, for so long as Intelsat Holdings holds a majority of the outstanding voting stock of the Company, the Board of Directors of the Company shall consist solely of individuals selected by the shareholders of Intelsat Holdings as being eligible to serve as directors of the Company. All of the directors of the Company have been so selected by the shareholders of Intelsat Holdings. Prior to the Acquisition Transactions, our bye-laws provided that at least a majority of our directors had to be independent directors. Our current bye-laws contain no such requirement.

Except for Mr. Kullman and Mr. McGlade, none of our directors has a contract with us or any of our subsidiaries providing for benefits upon termination of employment. See Item 6.A — “Directors and Senior Management.”

Our board of directors has an Audit Committee which currently consists of Messrs. Grissom, Haight, Sillitoe and Stone, each of whom is associated with one of the Sponsors. Pursuant to its charter and the authority delegated to it by the board of directors, the Audit Committee has authority for the engagement, compensation and oversight of our independent auditors. In addition, the Audit Committee reviews the results and scope of the audit and other services provided by our independent auditors, and also reviews our accounting and control procedures and policies. Our board of directors has determined that each member of the Audit Committee is an audit committee financial expert.

Our board of directors has a Compensation Committee, which currently consists of Messrs. Africk, Grissom, Haight and Sillitoe, each of whom is associated with one of the Sponsors. Pursuant to its charter and the authority delegated to it by the board of directors, the Compensation Committee oversees the compensation and benefit policies of our management and our employees, including incentive plans and share option plans. In addition, the Compensation Committee approves goals and objectives relevant to our chief executive officer’s compensation, evaluates this officer’s performance relative to these goals and objectives and approves the chief executive officer’s compensation based on this evaluation.

During 2004 and through the January 28, 2005 acquisition by Intelsat Holdings our board of directors had a Strategic Affairs and Finance Committee which had responsibility for reviewing and recommending our long-term strategy to the board of directors, including reviewing and making recommendations with respect to strategic acquisitions and joint ventures. The Strategic Affairs and Finance Committee was also responsible for reviewing and making recommendations to the board of directors regarding proposed changes to our capital structure, including the incurrence of long-term debt and the issuance of equity securities. Effective upon the Acquisition Transactions, the Strategic Affairs and Finance Committee was disbanded. During 2004 and through the January 28, 2005 acquisition by Intelsat Holdings our board of directors also had a Nominating Committee. Effective upon the Acquisition Transactions, the Nominating Committee was also disbanded.

Our board of directors may from time to time establish other committees to facilitate our management.

Bermuda law permits a Bermuda company to indemnify its directors and officers, except in respect of their fraud or dishonesty. We have provided in our bye-laws that our directors and officers and their heirs, executors and administrators will be indemnified and held harmless to the full extent permitted by law out of our assets for all actions, costs, charges, losses, damages and expenses incurred by them in connection with any act done, concurred in or omitted to be done in the execution of their duties, other than in the case of their fraud or dishonesty. In addition, we have provided in our bye-laws that each of our shareholders agrees to waive any claim or right of action, individually or in the right of Intelsat, against any director or officer of Intelsat on account of any action taken by such director or officer, or the failure of such director or officer to take any action, in the performance of his duties with us, other than with respect to any matter involving any fraud or dishonesty by the director or officer. The indemnification provided for in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided that these rights do not extend to his fraud or dishonesty.

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

During the last few years, we had higher staffing levels than we believe are required today to efficiently run our business. Our staffing level for 2004 peaked at June 1, 2004, with 981 full-time regular employees. By the end of 2004, we had 808 full-time regular employees, or nearly 18% fewer employees than we had at June 1, 2004, excluding the 31 employees we hired in connection with the COMSAT General Transaction.

These 808 employees consisted of:

•	235 employees in sales and marketing;

•	434 employees in engineering, operations and information systems; and

•	139 employees in finance, legal and other administrative functions.

As of December 31, 2004, approximately 728 of these employees were located in the United States, 22 were located in London, England and 10 were located in Bermuda. The remainder of our employees were in various other locations around the world.

As of December 31, 2003, we and our subsidiaries had a total of 934 employees.

We believe that our relations with employees are good. None of our employees is represented by a union or covered by a collective bargaining agreement.

E.	Share Ownership

There is no established public trading market for our ordinary shares. As of March 10, 2005, Intelsat Holdings was the holder of record of all of our ordinary shares.

As of December 31, 2004, securities authorized for issuance under equity compensation plans were as follows:

Plan Category	Plan Name	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2001 Share Option Plan	2,852,538	$18.27	480,795
Equity compensation plans approved by security holders	2004 Share Incentive Plan	4,262,815	$13.00	2,457,185
Total		7,115,353		2,937,980

Upon closing of the Acquisition Transactions, all share options, restricted shares and restricted share units granted under our 2001 share option plan and 2004 share incentive plan and outstanding as of closing were cancelled. In consideration for such cancellation, our employees were paid $15.2 million in cash in the aggregate at the closing and up to a maximum of $19.5 million will be accrued as deferred compensation and will generally be payable in cash to the employees in accordance with the vesting schedules of the original awards with respect to which the payments will be made. Of this maximum amount, $6.6 million was accrued as of the closing date.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 10, 2005, all of our ordinary shares were beneficially owned by Intelsat Holdings. Intelsat Holdings was formed at the direction of funds advised by or associated with Apax Partners, Apollo, Madison Dearborn Partners and Permira. Prior to the Acquisition Transactions, funds advised by or associated with Madison Dearborn transferred less than 0.1% of their interest in Intelsat Holdings to an unaffiliated investment partnership. Other than ordinary shares owned by certain members of existing and prospective management as described below, and the unaffiliated investment partnership described above, funds advised by or associated with the Sponsors own all of our ordinary shares. See Item 6.A — “Directors and Senior Management — Compensation — New Equity Compensation.”

B.	Related Party Transactions

Post-Acquisition Transactions with Sponsors

Voting Agreement

The Company is party to an agreement with Intelsat Holdings pursuant to which, for so long as Intelsat Holdings holds a majority of the outstanding voting stock of the Company, the Board of Directors of the Company shall consist solely of individuals selected by the shareholders of Intelsat Holdings as being eligible to serve as directors of the Company. All of the directors of the Company have been so selected by the shareholders of Intelsat Holdings.

Shareholders Agreement

The Investor Groups, including each of the Sponsors, have entered into a shareholders agreement relating to Intelsat Holdings, and Intelsat Holdings has adopted bye-laws implementing this agreement. The shareholders agreement and these bye-laws are referred to as the Governing Documents. The Governing Documents, among other things, (1) provide for the governance of Intelsat

Holdings and its subsidiaries, (2) provide specific rights to and limitations upon the holders of Intelsat Holdings’ share capital with respect to shares held by such holders, such as tag-along and drag along rights, and (3) provide specific rights and limitations with respect to sales of shares of Intelsat Holdings, such as transfer restrictions, registration rights and other rights relating to certain liquidity events. The parties to the shareholders agreement hold 100% of the share capital of Intelsat Holdings.

Monitoring Fee Agreement and Transaction Fee

In connection with the closing of the Acquisition Transactions, we entered into a monitoring fee agreement, referred to as the MFA, with Intelsat Holdings and/or the Sponsors, or affiliates of, or entities advised by, designated by or associated with, the Sponsors, as the case may be, referred to collectively as the MFA parties, pursuant to which the MFA parties provide certain monitoring, advisory and consulting services to us. Pursuant to the MFA, we are obligated to pay an annual fee equal to the greater of $6.25 million and 1.25% of adjusted EBITDA (as defined in the indenture governing the Acquisition Finance Notes), and to reimburse the MFA parties for their out-of-pocket expenses. We have also agreed to indemnify the MFA parties and their directors, officers, employees, agents and representatives for losses relating to the services contemplated by the MFA and the engagement of the MFA parties pursuant to, and the performance by them of the services contemplated by, the MFA. As payment for certain structuring and advisory services rendered, we paid an aggregate transaction and advisory fee of $50 million to the MFA parties, upon the closing of the Acquisition Transactions.

Sponsor Investment

SkyTerra Communications, Inc., an affiliate of Apollo Management, L.P., one of the Sponsors, announced in December 2004 an agreement in which SkyTerra will be the managing member of and acquire 50% of a new entity that will contain certain assets and liabilities of Hughes Network Systems, one of our corporate network services customers. This transaction is expected to close in the first half of 2005, and is subject to certain regulatory approvals and other closing conditions.

Pre-Acquisition Transactions Relationships with Prior Shareholders

In connection with the privatization, we entered into several contracts with entities that were at that time shareholders or their affiliates, including Videsh Sanchar Nigam Limited, France Telecom and COMSAT Corporation, a subsidiary of Lockheed Martin Corporation. Prior to the closing of the Acquisition Transactions, as of October 1, 2004, France Telecom, Lockheed Martin Corporation and Tata Sons Limited, which holds a controlling interest in Videsh Sanchar Nigam Limited, each had beneficial ownership of greater than 5% of our outstanding ordinary shares. In addition, on the privatization date, the IGO transferred certain contracts with Videsh Sanchar Nigam Limited, France Telecom and its affiliates, and various subsidiaries and affiliates of Lockheed Martin Corporation to our subsidiaries Intelsat LLC, Intelsat Global Service Corporation and Intelsat Global Sales. We have also entered into several agreements with COMSAT Corporation and other subsidiaries of Lockheed Martin Corporation since the privatization date. Some of these contracts are summarized below. Also described below is an agreement entered into with Teleglobe, one of our shareholders prior to the closing of the Acquisition Transactions, and an agreement entered into with WildBlue. We believe that, in all cases, these contracts were entered into on an arm’s-length basis and on normal commercial terms.

Restructuring Agreement

We entered into the Restructuring Agreement with most of the IGO’s former Signatories and Investing Entities on July 17, 2001. The Restructuring Agreement provided for the transfer by the IGO of substantially all of its assets and liabilities to us and our subsidiaries. In consideration for the transfer of these assets, we issued ordinary shares directly to each former Signatory or Investing Entity that was a party to the Restructuring Agreement in an amount proportional to its investment share in the IGO. Under the terms of the Restructuring Agreement, we agreed to indemnify each Signatory and Investing Entity party thereto for any liability arising out of any activity conducted or authorized by the IGO prior to July 18, 2001.

Pre-Acquisition Transactions Shareholders Agreement

On July 18, 2001, we entered into the Shareholders Agreement with most of the IGO’s former Signatories and Investing Entities. The Shareholders Agreement includes an agreement by each shareholder prior to the closing of the Acquisition Transactions to vote in favor of any action requiring a shareholder vote that is reasonably necessary in connection with the implementation of a timely initial public equity offering that has been recommended by our board of directors. The Shareholders Agreement also contains restrictions on these shareholders’ ability to transfer their ordinary shares and an agreement by them not to sell or otherwise transfer their ordinary shares for a “lock-up” period of 180 days following the date of our initial public equity offering. In addition, the Shareholders

Agreement regulates certain other matters of corporate governance and provides these shareholders with certain information rights, including the right to receive periodic reports from management on the business and quarterly and annual financial reports. Under the terms of the Shareholders Agreement, we agreed to provide our services in a manner consistent with the core public service principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access.

Novation Agreements

Intelsat Global Sales has entered into novation agreements with Videsh Sanchar Nigam Limited, France Telecom, several France Telecom affiliates and various subsidiaries and affiliates of Lockheed Martin Corporation, all of which were shareholders prior to the closing of the Acquisition Transactions. For a detailed description of the terms and conditions of the novation agreements, see Item 4.B — “Business Overview—Certain Customer Service Agreements—Novation Agreements.”

COMSAT Asset Purchase Agreement

On March 15, 2002, we entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc. On November 25, 2002, pursuant to this agreement, we purchased most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. COMSAT is a wholly owned subsidiary of Lockheed Martin Corporation, which, prior to the consummation of the Acquisition Transactions, was our largest shareholder. The assets that we acquired in this transaction include substantially all of COMSAT World Systems’ customer contracts for the sale of our capacity, a digital teleport facility in Clarksburg, Maryland, and earth stations located in Clarksburg, Maryland and Paumalu, Hawaii that provide tracking, telemetry, command and monitoring services for our satellites.

We have also entered into contracts with other Lockheed Martin Corporation entities relating to the provision to these entities of tracking, telemetry, command and monitoring and other services that had been previously provided to these entities by COMSAT or COMSAT Digital Teleport, Inc.

We paid a total purchase price of approximately $135 million for the assets we acquired. This purchase price was comprised of cash, the assumption of net liabilities, a $5 million payment due in 2007 and a contingent payment of $15 million, payable in three installments of $5 million per year in 2008, 2009 and 2010. See Item 5— “Operating and Financial Review and Prospects —Related Party Transactions—COMSAT Asset Purchase Agreement” for information regarding the total purchase price upon closing and our accounting for the transaction. We will not be required to pay installments of the $15 million contingent payment if we are not operating tracking, telemetry, command and monitoring facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on our use of the Clarksburg facilities. However, if we relocate a substantial portion of our tracking, telemetry, command and monitoring operations conducted at Clarksburg to another location and no such local development initiatives have occurred, then any unpaid installments of this contingent payment become payable immediately. We have assumed most of the liabilities, including contingent liabilities, relating to the assets we have acquired.

The two earth stations that we have acquired are among the primary TT&C stations used in our ground network. In addition, we have assumed from COMSAT the lease for the building and the land for the Clarksburg earth station, which expires in 2012.

COMSAT General Transaction

On October 29, 2004, we and certain of our subsidiaries completed our acquisition of the business of providing satellite-based communications services to the U.S. government and other customers of the COMSAT Sellers. The COMSAT Sellers are directly or indirectly wholly owned by Lockheed Martin Corporation, our largest shareholder before the closing of the Acquisition Transactions. In addition, the COMSAT Sellers were collectively one of our largest customers before the closing of the COMSAT General Transaction.

We acquired this business for a purchase price of approximately $90 million, net of assumed liabilities of approximately $30 million and estimated transaction costs of $2 million. The $30 million of assumed liabilities includes a $10 million accommodation fee to be paid in connection with our purchase of a launch vehicle from an affiliate of the COMSAT Sellers. We funded the acquisition by using cash on hand. The assets that we acquired include certain customer and vendor contracts and accounts receivable, as well as rights to FCC and other governmental licenses, leased business premises and other related assets, including an ownership interest in a partnership that owns the Marisat-F2 satellite, which operates at 33.9ºWest with an orbital inclination in excess of 13 degrees. In addition, we assumed certain contractual commitments related to the business. Pursuant to our transaction agreement with the COMSAT Sellers, we and the COMSAT Sellers or their affiliates have entered into a number of agreements, including the launch services agreement with an affiliate noted above and agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction. See Item 4.B — “Business Overview—Our Network—Planned Satellites” for further information regarding the launch services agreement.

Lockheed Launch Support Agreement and Other Lockheed Agreements

On February 13, 2002, we entered into a master ordering agreement with Lockheed Martin Commercial Space Systems, referred to as LMCSS, for our provision to LMCSS of commercial launch support systems, referred to as CLASS, services. LMCSS is an affiliate of Lockheed Martin Corporation, which, prior to the consummation of the Acquisition Transactions, was our largest shareholder. Under this agreement, we will provide in-orbit testing and launch and early orbit phase support of LMCSS’ missions. The agreement will be in effect for four years, through February 12, 2006, and offers a menu of CLASS services at predetermined rates. Our first service order under the agreement was for payload in-orbit testing services for a New Skies satellite built by Lockheed Martin Corporation. In-orbit testing under this service order was completed on May 23, 2002, and final documentation was delivered and accepted.

We have also entered into other agreements with subsidiaries of Lockheed Martin Corporation pursuant to which these subsidiaries provide services to us, including lifecycle testing of some of the batteries used in our satellites and the development and installation of new infrastructure relating to our time division multiple access services.

Teleglobe Share Purchase Agreement

On August 21, 2002, our Intelsat Global Sales subsidiary entered into a share purchase agreement with Teleglobe. Teleglobe was a shareholder prior to the closing of the Acquisition Transactions and is one of our largest customers. In addition, at the time the share purchase agreement was entered into, one of our directors was an executive officer of Teleglobe. Pursuant to this agreement, on September 20, 2002, Intelsat Global Sales acquired Teleglobe’s 6,284,635 shares in Intelsat for $65 million in accordance with the terms set forth in the share purchase agreement. For a detailed description of the Teleglobe transaction, see Item 5 — “Operating and Financial Review and Prospects —Related Party Transactions—Teleglobe Share Purchase Agreement.”

WildBlue Subscription Agreement

On April 21, 2003, we acquired a minority stake in WildBlue for a purchase price of $58 million. One of our directors before the closing of the Acquisition Transactions was a director of Liberty Media Corporation, which indirectly owns a minority interest in WildBlue, and two of our executive officers are directors of WildBlue. For more information about the WildBlue transaction, see Item 5 — “Operating and Financial Review and Prospects —Related Party Transactions—WildBlue Subscription Agreement.”

We have also entered into agreements pursuant to which we provide services to WildBlue, including consulting services relating to earth station construction.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

See Item 18 — “Financial Statements” for our consolidated financial statements and other financial information, as well as for information regarding changes since the date of our consolidated financial statements.

Other than as discussed below, there are no pending or threatened material legal actions against us. We are subject to litigation in the normal course of business, but we do not believe that the resolution of any of these proceedings will have a material impact on our financial position or profitability.

Two putative class action complaints regarding postretirement health benefits have been filed against Intelsat in the U.S. District Court for the District of Columbia. The first was filed on June 24, 2004, against Intelsat Global Service Corporation, and the second was filed on September 20, 2004 against Intelsat and Intelsat Global Service Corporation. In each case, the named plaintiffs are Intelsat retirees, spouses of retirees or surviving spouses of deceased retirees. These complaints arise out of the resolution adopted by the governing body of the IGO prior to privatization. The complaints allege, among other things, that we do not have the right to amend or modify the postretirement health benefits described in the resolution, that the provision in the health plan for these retirees reserving to the Company the right to amend, modify or terminate the benefits is ineffective and contrary to our alleged obligations under the resolution, and that Intelsat wrongfully modified health plan terms to deny coverage to surviving spouses and dependents of deceased Intelsat retirees. Both groups of plaintiffs also seek a declaratory ruling that putative class members are entitled to receive, in perpetuity, postretirement health plan benefits at the same level that was in effect on January 1, 2001, and that changing the health plan terms would constitute a breach of fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, as amended, and a breach of contract. Both groups of plaintiffs seek injunctive relief and monetary damages, which are unspecified in the first case. In the later case, plaintiffs also allege fraudulent misrepresentation and estoppel claims and seek compensatory and punitive damages in the amount of $250 million. We have moved to dismiss both complaints and have argued that the resolution is not enforceable, that we have the right to modify the terms of any postretirement health benefits being provided, and that the damages claim is without merit. We intend to defend vigorously against the claims of both cases. A hearing on the motions to dismiss in both cases has been scheduled for April 12, 2005.

See Item 10.F — “Dividends and Paying Agents” for information relating to our dividend policy and restrictions on our ability to declare dividends.

I TEM 9.	THE OFFER AND LISTING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

General

Intelsat is incorporated as a limited liability company under the Companies Act 1981 of Bermuda, referred to in this annual report as the Companies Act. We are registered with the Registrar of Companies in Bermuda under registration number 27484. Our registered office in Bermuda is located at Wellesley House North, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The objects of our business are set out in paragraph six of our memorandum of association. These objects include providing telecommunications services of all kinds and carrying on business as a holding company. We also have the power according to our memorandum of association to conduct activities that are incidental to the furtherance of our objects, such as borrowing money and providing financing and financial services to any entity in our group.

Share Capital

As of December 31, 2004, our authorized share capital consisted of 216,666,666 2/3 ordinary shares, par value $3.00 per share, and 2,500,000 preference shares, par value $3.00 per share. Following the Acquisition Transactions, our authorized share capital was reduced to $12,000 divided into shares of $1.00 each, all of which are held by Intelsat Holdings.

On July 18, 2001, we issued 500,000,000 ordinary shares, par value $1.00 per share, in connection with our privatization. On June 4, 2002, our shareholders approved a share consolidation that became effective on that date. Pursuant to the share consolidation, every three of our ordinary shares of $1.00 par value each were consolidated into one ordinary share of $3.00 par value and every three of our preference shares of $1.00 par value each were consolidated into one preference share of $3.00 par value. To reflect the share consolidation, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Any holder who would have held a fraction of an ordinary share after the share consolidation was issued an additional fraction of an ordinary share so as to round such holder’s shareholding up to the next whole number. Accordingly, after our share consolidation we had 166,666,755 ordinary shares, par value $3.00 per share, issued and outstanding. As of December 31, 2004, we had 167,261,024 ordinary shares, par value $3.00 per share, issued and outstanding. Pursuant to the Acquisition Transactions, outstanding shares held by persons other than Intelsat Holdings or the Company were generally converted into the right to receive $18.75 in cash.

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

Transfers of Shares

A holder of our ordinary shares may transfer shares to another person by completing an instrument of transfer in such common form as our board of directors may approve. The form must be signed by the transferor and transferee. However, in the case of fully paid shares, our board of directors may accept a form signed only by the transferor. The transferor will remain the holder of the shares until the transfer has been recorded in our register of shareholders. Our board of directors may refuse to recognize an instrument of transfer unless it is accompanied by the certificate for the shares to which it pertains and by such other evidence the board of directors may reasonably require to evidence the transferor’s right to make the transfer.

Changes in Capital

We may from time to time by shareholder resolution passed by a simple majority of the votes cast at a general meeting of shareholders change the currency of our share capital or increase, alter or reduce our share capital in accordance with Sections 45 and 46 of the Companies Act and as provided in our bye-laws.

Rights Upon Dissolution

Our bye-laws state that in the event of Intelsat’s dissolution or winding up, the holders of our ordinary shares are entitled to share in our surplus assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares. Our bye-laws state that if we are wound up, the liquidator may, upon the approval of the shareholders, divide all or any part of our assets among our shareholders. The liquidator may, for the purpose of distributing our assets to our shareholders, set the value of our assets and determine how the division of our assets shall be carried out as between our shareholders or any different classes of our shareholders.

Meetings of Shareholders

Under Bermuda law, we are required to convene at least one general shareholders’ meeting per calendar year. Under Bermuda law and under our bye-laws, general meetings of our shareholders may be either annual or special. Under Bermuda laws special general meetings may be called if requested by shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote at general meetings. Under our bye-laws and in accordance with Bermuda law, the chairman, the president, any two directors, any director and the secretary, or the board of directors may convene a special general meeting whenever in their judgment it is deemed necessary.

Our bye-laws require that shareholders be given at least five days notice of an annual general meeting or a special general meeting called by the chairman, the president, any two directors, any director and the secretary, or the board of directors.

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

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. The board of directors’ management authority includes full borrowing authority. Our directors are not subject to any age limit or mandatory retirement provisions in our bye-laws. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that our directors hold any of our shares.

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

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more of those shareholders may petition a Bermuda court for relief. The court may then make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Compulsory Acquisition of Shares Held by Minority Holders

Under Bermuda law, minority shareholders can be compelled, in some circumstances, to sell their shares under statutory procedures under the Companies Act. These circumstances include, in general terms, the following:

•	Pursuant to a specified “scheme of arrangement” under the Companies Act. The scheme of arrangement must be effected by obtaining the agreement of the Bermuda company and the holders of shares representing in the aggregate a majority in number and at least 75% in value of the shares held by shareholders present and voting in a court ordered meeting held to consider the scheme of arrangement. In addition, the scheme of arrangement must receive all necessary approvals, including the approval, by court order, of the Bermuda Supreme Court. Upon the filing of such court order with the Registrar of Companies in Bermuda, all holders of shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•	If an acquiring party has, within four months after the making of a tender offer for all of the shares or class of shares not owned by it, any of its subsidiaries or any of their respective nominees, obtained the approval of the holders of 90% or more of all of the shares or class of shares to which the offer relates, the acquiring party may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Bermuda Supreme Court, on application made within a one-month period from the date of the acquiring party’s notice of its intention to acquire such shares, orders otherwise.

•	Where the acquiring party or acquiring parties hold not less than 95% of the shares or any class of shares of a Bermuda company, such acquiring party or acquiring parties may acquire, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders on the same terms. The acquiring party is entitled and bound to acquire the shares of the remaining shareholders or class of shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Bermuda Supreme Court for an appraisal of the value of their shares.

Certain Provisions of Bermuda Law

See “— Exchange Controls” for information regarding exchange controls.

The Bermuda Monetary Authority consent is required for the issue and transferability of all of our outstanding ordinary shares.

C.	Material Contracts

Contracts relating to our indebtedness are described below. For a description of other material contracts to which the Company is a party, see Item 5 — “Operating and Financial Review and Prospects — Related Party Transactions” and other items in this annual report for information regarding our material contracts.

Senior Secured Credit Facilities of Intelsat Subsidiary Holding

In connection with the Acquisition Transactions, Intelsat Bermuda entered into Senior Secured Credit Facilities with Deutsche Bank Securities Inc., Credit Suisse First Boston and Lehman Brothers Inc., as joint lead arrangers. In connection with the issuance of the Discount Notes and the transfer of substantially all of the assets and liabilities of Intelsat Bermuda to Intelsat Subsidiary Holding and Intelsat Subsidiary Holding became the obligor under the Senior Secured Credit Facilities.

The Senior Secured Credit Facilities consist of:

•	$350 million senior secured Term Loan B Facility with a six-and-one-half-year maturity; and

•	$300 million senior secured revolving credit facility with a six-year maturity.

Revolving loans under the revolving credit facility are available so long as the aggregate amount to be incurred, together with other loans outstanding under the Term Loan B facility and certain other debt, does not exceed an amount that is $1,000 less than 15% of our consolidated net tangible assets as described in the indenture related to the Parent Notes. The revolving credit facility is available on a revolving basis and will terminate 6 years from the date of the closing of the Acquisition Transactions. No drawings have been made under the revolving credit facility. $200 million of the revolving credit facility is available for issuance of letters of credit. Additionally, a portion of the revolving credit facility is available for swing line loans. Both the face amount of any outstanding letters of credit and any swing line loans reduce availability under the revolving credit facility on a dollar for dollar basis.

A $150 million loan under the Term Loan B facility was drawn upon the closing date of the Acquisition Transactions and the initial funding of the Senior Secured Credit Facilities and $200 million under the Term Loan B facility was drawn in connection with the repayment of Intelsat’s 2005 Eurobond Notes.

The interest rates with respect to loans under the Senior Secured Credit Facilities are based, at the option of Intelsat Subsidiary Holding, on (i) the higher of (a) the prime rate of Deutsche Bank Trust Company Americas (or an affiliate thereof) and (b) the federal funds effective rate plus 0.5%; in each case plus an applicable margin as determined in accordance with the credit agreement or (ii) the rate (as adjusted) at which eurodollar deposits for one, two, three, six or, with the prior written consent of each lender with outstanding loans and/or commitments under the respective tranche, nine or twelve months, as selected by Intelsat Subsidiary Holding, are offered in the interbank eurodollar market, plus an applicable margin as determined in accordance with the credit agreement. The obligations under the Senior Secured Credit Facilities are guaranteed by Intelsat, Intelsat Bermuda and certain of Intelsat Subsidiary Holding’s subsidiaries.

The obligations under the Senior Secured Credit Facilities are secured by a perfected first priority security interest to the extent legally permissible in substantially all of Intelsat Subsidiary Holding’s and the guarantors’ tangible and intangible assets, with certain exceptions.

Covenants

The Senior Secured Credit Facilities contain customary representations, warranties and covenants for the type and nature of the Acquisition Transactions and a borrower such as Intelsat Subsidiary Holding, including limitations on Intelsat Subsidiary Holding’s or its subsidiaries’ ability to:

•	incur or guarantee additional debt or issue disqualified stock, subject to certain exceptions;

•	pay dividends, or make redemptions and repurchases, with respect to ordinary shares or capital stock, subject to certain specified thresholds and exceptions;

•	create or incur certain liens;

•	make certain loans or investments;

•	make acquisitions or investments, engage in mergers, acquisitions, amalgamations, asset sales and sale lease-back transactions; and

•	engage in transactions with affiliates.

The Senior Secured Credit Facilities do not contain a limitation on capital expenditures.

Adjusted EBITDA

In general, dividends can only be paid under the Senior Secured Credit Facilities in an amount equal to the cumulative credit less 1.4 times the cumulative interest expense from January 1, 2005 (including interest on the Senior Notes due 2008 and Senior Notes due 2013 of Intelsat and Senior Notes due 2012 of Intelsat, which collectively comprise the Parent Notes). Cumulative credit is defined as sum of, among other things, (i) the aggregate net cash proceeds and the fair market value of property received by Intelsat Subsidiary Holding after January 28, 2005 from the issuance or sale of any equity interest of Intelsat Subsidiary Holding or any parent of Intelsat Subsidiary Holding and (ii) cumulative Adjusted EBITDA from and after January 1, 2005, to the end of the fiscal quarter immediately preceding the date of the proposed dividend, or, if cumulative Adjusted EBITDA for such period is negative, minus the amount by which the cumulative Adjusted EBITDA is less than zero.

The Senior Secured Credit Facilities prohibit Intelsat Subsidiary Holding and its subsidiaries’ from incurring additional debt other than pursuant to certain exceptions, one of those exceptions permits Intelsat Subsidiary Holding and its subsidiaries’ to incur additional debt to the extent that the ratio of the debt of Intelsat Subsidiary Holding and its subsidiaries to Adjusted EBITDA does not exceed 4.75 to 1.0 on a pro forma basis. The Senior Secured Credit Facilities also prohibit Intelsat Subsidiary Holding and its subsidiaries from suffering additional liens other than pursuant to certain exceptions, one of those exceptions permits Intelsat Subsidiary Holding and its subsidiaries’ to suffer additional liens to the extent that the ratio of secured debt of Intelsat Subsidiary Holding and its subsidiaries to Adjusted EBITDA does not exceed 1.5 to 1.0 on a pro forma basis. The Senior Secured Credit Facilities also prohibit Intelsat Subsidiary Holding and its subsidiaries’ ability from making investments other than pursuant to certain exceptions, one of those exceptions permits Intelsat Subsidiary Holding and its subsidiaries’ to make investments in the amount of $250 million plus 5% of cumulative Adjusted EBITDA from January 1, 2005. Under the Senior Secured Credit Facilities the annual monitoring fee payable to the Sponsors may not exceed the greater of $12.5 million and 2.5% of Adjusted EBITDA. See Item 7.B — “Related Party Transactions — Post-Acquisition Transactions with Sponsors– Monitoring Fee Agreement and Transaction Fee.”

The Senior Secured Credit Facilities include financial covenants, including requirements that Intelsat Subsidiary Holding maintain a minimum ratio of interest expense to Adjusted EBITDA of 1.50 to 1.0 and that Intelsat Subsidiary Holding not exceed a maximum ratio of senior secured debt to Adjusted EBITDA of 1.5 to 1.0. Failure to maintain these ratios would be an event of default under the Senior Secured Credit Facilities.

Events of Default

The Senior Secured Credit Facilities will contain events of default with respect to:

•	default in payment of principal when due;

•	default in the payment of interest, fees or other amounts after a specified grace period;

•	material breach of the representations or warranties;

•	default in the performance of specified covenants;

•	failure to make any payment when due, under any indebtedness with a principal amount in excess of a specified amount;

•	certain bankruptcy events;

•	certain ERISA violations;

•	invalidity of any security agreement or guarantee;

•	material judgments; or

•	a change of control event (as defined in the Senior Secured Credit Facilities).

Floating Rate Senior Notes due 2012, Senior Notes due 2013 and Senior Notes due 2015 of Intelsat Subsidiary Holding

On January 28, 2005, Intelsat Bermuda issued $875 million in aggregate principal amount of its 8 ¼% Senior Notes due 2013 and $675 million in aggregate principal amount of its 8 5/8% Senior Notes due 2015, referred to together as the Fixed Rate Notes, and $1,000 million in aggregate principal amount of its Floating Rate Senior Notes due 2012, referred to as the Floating Rate Notes, and together with the Fixed Rate Notes, the Acquisition Finance Notes, in each case in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States. In connection with the Transfer Transactions, Intelsat Subsidiary Holding became the obligor and Intelsat Bermuda became a guarantor on the Acquisition Finance Notes.

Interest is payable on the Acquisition Finance Notes semi-annually on January 15 and July 15, beginning on July 15, 2005. Intelsat Subsidiary Holding may redeem some or all of the Floating Rate Notes at any time at the redemption prices set forth in the Floating Rate Notes. Intelsat Subsidiary Holding may also redeem up to 35% of the outstanding Fixed Rate Notes before July 15, 2005 and up to 100% of the outstanding Floating Rate Notes before January 15, 2008 with the proceeds of certain equity offerings and capital contributions subject to limitations and at redemption prices set forth in the Acquisition Finance Notes.

The Acquisition Finance Notes are senior unsecured obligations of Intelsat Subsidiary Holding and rank equally with Intelsat Subsidiary Holding’s other senior unsecured indebtedness. The Acquisition Finance Notes are guaranteed by Intelsat, Intelsat Bermuda and certain subsidiaries of Intelsat Subsidiary Holding.

Covenants

The terms of the Acquisition Finance Notes include the following covenants:

•	a limitation on Intelsat Subsidiary Holding’s and some of its subsidiaries’ ability to incur additional debt;

•	a limitation on Intelsat Subsidiary Holding’s and some of its subsidiaries’ ability to pay dividends or repurchase Intelsat Subsidiary Holding’s ordinary shares, subject to certain specified thresholds and exceptions;

•	a limitation on Intelsat Subsidiary Holding’s and some of its subsidiaries’ ability to make certain investments;

•	a limitation on Intelsat Subsidiary Holding’s and some of its subsidiaries’ ability to enter into transactions with affiliates;

•	a limitation on merger, consolidation and sale of our assets;

•	a limitation on incurrence of liens on assets securing other indebtedness in excess of a specified amount, unless the Acquisition Finance Notes are equally and ratably secured; and

•	a limitation on sale leaseback transactions.

Adjusted EBITDA

The indenture pursuant to which the Acquisition Finance Notes were issued generally prohibits payments of dividends by Intelsat Subsidiary Holding in excess of an amount equal to the cumulative credit less 1.4 times the cumulative interest expense from January 1, 2005. Cumulative credit is defined as sum of, among other things, (i) the aggregate net cash proceeds and the fair market value of property received by Intelsat Subsidiary Holding after January 28, 2005 from the issuance or sale of any equity interest of Intelsat Subsidiary Holding or any parent of Intelsat Subsidiary Holding and (ii) cumulative Adjusted EBITDA from and after January 1, 2005, to the end of the fiscal quarter immediately preceding the date of the proposed dividend, or, if cumulative Adjusted EBITDA for such period is negative, minus the amount by which the cumulative Adjusted EBITDA is less than zero. The calculation of Adjusted EBITDA is similar in the Acquisition Finance Notes and Senior Secured Credit Facilities. The indenture governing the Acquisition Finance Notes prohibit Intelsat Subsidiary Holding and its restricted subsidiaries’ from incurring additional debt and making restricted payments other than pursuant to certain exceptions, one of those exceptions permits Intelsat Subsidiary Holding and its restricted subsidiaries’ to incur additional debt and make restricted payments to the extent that the debt to Adjusted EBITDA of Intelsat Subsidiary Holding does not exceed 4.75 to 1.00 on a pro forma basis. Under the indenture governing the Acquisition Finance Notes the annual monitoring fee payable to the Sponsors may not exceed the greater of $6.25 million and 1.25% of Adjusted EBITDA of Intelsat Subsidiary Holding and its restricted subsidiaries. See Item 7.B — “Related Party Transactions –Post-Acquisition Transactions with Sponsors – Monitoring Fee Agreement and Transaction Fee.”

Events of Default

The Acquisition Finance Notes contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 60 days after notice of default has been provided to Intelsat Subsidiary Holding;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat Subsidiary Holding or a significant subsidiary thereof having a principal amount of at least $50 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat Subsidiary Holding or a significant subsidiary thereof having a principal amount in excess of $50 million; or

•	insolvency or bankruptcy of Intelsat Subsidiary Holding or one of its significant subsidiaries.

If any of these events of default occurs and is continuing with respect to the Acquisition Finance Notes, the trustee or the holders of not less than 25% in principal amount of the Acquisition Finance Notes may declare the entire principal amount of the Acquisition Finance Notes to be immediately due and payable. If any event of default with respect to the Acquisition Finance Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the Acquisition Finance Notes will be automatically accelerated, without any action by the trustee or any holder.

Senior Discount Notes due 2015 of Intelsat Bermuda

On February 11, 2005, Intelsat and Finance Co. issued $478,700,000 in aggregate principal amount at maturity of 9 ¼% Senior Discount Notes due 2015. Finance Co. amalgamated with Intelsat Bermuda following the Transfer Transactions, with the result being that Intelsat Bermuda became an obligor on the Discount Notes.

The notes will mature on February 1, 2015. Until February 1, 2010, interest will accrue on the notes at the rate of 9 ¼% per annum in the form of an increase in the Accreted Value representing amortization of original issue discount) between the date of original issuance and February 1, 2010, on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the notes on February 1, 2010 (the “Full Accretion Date”). Beginning on the Full Accretion Date, cash interest on the notes will accrue at the rate of 9 1/4% per annum and will be payable semiannually on February 1 and August 1 of each year to holders of record at the close of business on the January 15 or July 15 immediately preceding such interest payment dates, commencing August 1, 2010.

The Discount Notes are senior unsecured obligations of Intelsat and Intelsat Bermuda and rank equally with Intelsat’s and Intelsat Bermuda’s other senior unsecured indebtedness.

Covenants

The terms of the Discount Notes include the following covenants:

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to incur additional debt;

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to pay dividends or repurchase Intelsat Bermuda’s ordinary shares, subject to certain specified thresholds and exceptions;

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to make certain investments;

•	a limitation on Intelsat Bermuda’s and some of its subsidiaries’ ability to enter into transactions with affiliates;

•	a limitation on merger, consolidation and sale of our assets;

•	a limitation on incurrence of liens on assets securing other indebtedness in excess of a specified amount, unless the Discount Notes are equally and ratably secured; and

•	a limitation on sale leaseback transactions, applicable to Intelsat Bermuda and some of its subsidiaries.

Adjusted EBITDA

The indenture pursuant to which the Discount Notes were issued generally prohibits payments of dividends by Intelsat Bermuda in excess of an amount equal to the cumulative credit less 1.4 times the cumulative interest expense from January 1, 2005. The definition of cumulative credit and Adjusted EBITDA are the same in the Acquisition Finance Notes and the Discount Notes. The indenture governing the Discount Notes prohibit (i) Intelsat Bermuda and its restricted subsidiaries’ (other than Intelsat Subsidiary Holding and any of its restricted subsidiaries) from incurring additional debt and making restricted payments to the extent that the debt to Adjusted EBITDA of Intelsat Bermuda does not exceed 5.25 to 1.00 on a pro forma basis and (ii) Intelsat Subsidiary Holding and its restricted subsidiaries to incur additional debt and make restricted payments to the extent that the debt to Adjusted EBITDA of Intelsat Subsidiary Holding does not exceed 4.75 to 1.00 on a pro forma basis. Under the indenture governing the Acquisition Finance Notes the annual monitoring fee payable to the Sponsors may not exceed the greater of $6.25 million and 1.25% of Adjusted EBITDA of Intelsat Subsidiary Holding and its restricted subsidiaries. See Item 7.B — “Related Party Transactions –Post-Acquisition Transactions with Sponsors – Monitoring Fee Agreement and Transaction Fee.”

Events of Default

The Discount Notes contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 60 days after notice of default has been provided to Intelsat Bermuda;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat Bermuda or a significant subsidiary thereof having a principal amount in excess of $50 million;

•	the failure to pay within any applicable grace period after maturity or the acceleration of the maturity of any indebtedness for money borrowed by Intelsat Bermuda or a significant subsidiary thereof having a principal amount in excess of $50 million; or

•	insolvency or bankruptcy of Intelsat Bermuda Intelsat Bermuda or one of its significant subsidiaries.

If any of these events of default occurs and is continuing with respect to the Discount Notes, the trustee or the holders of not less than 25% in principal amount at maturity of the Discount Notes may declare the entire principal amount of the Discount Notes to be immediately due and payable. If any event of default with respect to the Discount Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the Discount Notes will be automatically accelerated, without any action by the trustee or any holder.

Senior Notes due 2008 and Senior Notes due 2013 of Intelsat

On November 7, 2003, Intelsat issued $400 million in aggregate principal amount of our 5 1/4% Senior Notes due 2008, referred to as the Original 2008 Senior Notes, and $700 million in aggregate principal amount of our 6 1/2% Senior Notes due 2013, referred to as the Original 2013 Senior Notes, in each case in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States. In February 2004, Intelsat exchanged substantially all of these notes for notes registered under the Securities Act, referred to as the 2008 Senior Notes and the 2013 Senior Notes, respectively, after an exchange offer conducted pursuant to a registration rights agreement we entered into with the initial purchasers of the Original 2008 Senior Notes and the Original 2013 Senior Notes. Interest is payable on the 2008 Senior Notes and the 2013 Senior Notes semi-annually on May 1 and November 1 of each year. Intelsat may redeem some or all of the 2008 Senior Notes and the 2013 Senior Notes at any time at the redemption prices set forth in the 2008 Senior Notes and the 2013 Senior Notes, respectively. Intelsat may also redeem the outstanding 2008 Senior Notes and the 2013 Senior Notes in whole in the event of certain tax changes affecting the Senior Notes, as set forth in the indenture to the 2008 Senior Notes and the 2013 Senior Notes.

The 2008 Senior Notes and the 2013 Senior Notes are senior unsecured obligations of Intelsat and rank equally with Intelsat’s other senior unsecured indebtedness.

Covenants

The terms of the 2008 Senior Notes and the 2013 Senior Notes each include the following covenants:

•	a limitation on merger, consolidation and sale of our assets;

•	a limitation on incurrence of liens on certain assets securing other indebtedness in excess of a specified amount, unless the 2008 Senior Notes and the 2013 Senior Notes are equally and ratably secured; and

•	a limitation on sale leaseback transactions.

Events of Default

The 2008 Senior Notes and the 2013 Senior Notes each contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 90 days after notice of default has been provided to Intelsat;

•	failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat or a significant subsidiary thereof having a principal amount in excess of $50 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat or a significant subsidiary thereof having a principal amount in excess of $50 million; or

•	insolvency or bankruptcy of Intelsat or one of its significant subsidiaries.

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

Senior Notes due 2012 of Intelsat

On April 15, 2002, Intelsat issued $600 million in aggregate principal amount of our 7 5/8% Senior Notes due April 15, 2012, referred to as the Original 2012 Senior Notes, in a private placement to initial purchasers who resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States. In January 2003 we exchanged these notes for notes registered under the Securities Act, referred to as the 2012 Senior Notes, after an exchange offer conducted pursuant to a registration rights agreement Intelsat entered into with the initial purchasers of the Original 2012 Senior Notes. Interest is payable on the 2012 Senior Notes semi-annually on April 15 and October 15 of each year. Intelsat may redeem some or all of the 2012 Senior Notes at any time at the redemption prices set forth in the 2012 Senior Notes. Intelsat may also redeem the outstanding 2012 Senior Notes in whole in the event of certain tax changes affecting the 2012 Senior Notes, as set forth in the indenture to the 2012 Senior Notes.

The 2012 Senior Notes are senior unsecured obligations of Intelsat and rank equally with Intelsat’s other senior unsecured indebtedness.

Because the 2012 Senior Notes were issued under the same indenture as the 2008 Senior Notes and the 2013 Senior Notes noted above, the terms of the 2012 Senior Notes include substantially the same covenants and events of default as noted above with respect to the 2008 Senior Notes and the 2013 Senior Notes.

D.	Exchange Controls

Intelsat, Intelsat Bermuda and Intelsat Subsidiary Holding have each been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows Intelsat, Intelsat Bermuda and Intelsat Subsidiary Holding to engage in transactions in currencies other than the Bermuda dollar, and there are no Bermuda Monetary Authority restrictions on Intelsat’s, Intelsat Bermuda’s and Intelsat Subsidiary Holding’s ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda, to pay dividends to United States residents who are holders of our ordinary shares or to pay interest to United States residents who are holders of our 6 1/2% Senior Notes due 2013, our 5 1/4% Senior Notes due 2008, our 7 5/8% Senior Notes due 2012, our floating rate senior notes due 2012, our 8 1/4% senior notes due 2013, our 8 5/8% senior notes due 2015 and our 9¼% Senior Discount Notes due 2015 (when and if dividends are payable on such notes).

E.	Taxation

We are wholly owned by a Bermuda corporation and do not have any U.S. holders who, as shareholders, would be subject to U.S. federal income tax. At the date of this annual report, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our ordinary shares. At the present time, neither Intelsat, Intelsat Bermuda nor Intelsat Subsidiary Holding is subject to stamp duty on the issue, transfer or redemption of our ordinary shares. Intelsat, Intelsat Bermuda and Intelsat Subsidiary Holding have each obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits, income or any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it.

As an exempted company, we are liable to pay an annual fee to the Bermuda government which is based upon the aggregate of our authorized share capital and share premium account. Currently such annual fee payable is $27,825.

F.	Dividends and Paying Agents

Other than as described below, since our formation in connection with the privatization of the IGO, we have not declared or paid cash dividends on our ordinary shares. The holders of ordinary shares will share proportionately on a per share basis in all dividends and other distributions, if any, declared by our board of directors. The declaration of dividends by Intelsat is subject to the discretion of our board of directors.

Intelsat’s Board of Directors has not adopted a dividend policy with respect to Intelsat’s ordinary shares. However, in connection with the Transfer Transactions, on March 3, 2005 Intelsat distributed the net proceeds of the offering of the Discount Notes to its parent, Intelsat Holdings. The credit agreement relating to the Senior Secured Credit Facilities and the Acquisition Finance Notes contain financial covenants that limit the ability of Intelsat Subsidiary Holding to pay dividends on its ordinary shares. The Discount Notes contain similar restrictions on the ability of Intelsat Bermuda to pay dividends on its ordinary shares. For more information, see Item 5 — “Operating and Financial Review and Prospects —Historical Debt and Other Liabilities.”

Under Bermuda law, a Bermuda company may not declare or pay dividends if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would be less than the aggregate of its liabilities and issued share capital and share premium accounts.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

We periodically review the design and effectiveness of our disclosure controls and internal control over financial reporting worldwide, including compliance with various laws and regulations that apply to our operations both inside and outside the United States. We make modifications to improve the design and effectiveness of our disclosure controls and internal control structure, and may take other corrective action, if our reviews identify a need for such modifications or actions. In designing and evaluating the disclosure controls and procedures and internal control of financial reporting, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In connection with the COMSAT General Transaction in October 2004, we integrated their significant accounting systems and internal controls into our current internal control environment.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and timely reported as provided in the Securities and Exchange Commission rules and forms. No changes occurred during the quarter ended December 31, 2004 in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Subsequent to the end of the quarter, we revised our disclosure controls and procedures to improve our ability to monitor disclosure requirements in situations in which personnel changes occur at or about the time that public disclosures are made.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of the Audit Committee is an audit committee financial expert. See Item 6.A — ”Directors, Senior Management and Employees—Audit Committee”

ITEM 16B.	CODE OF ETHICS

You may review the Company’s Code of Ethics for Senior Financial Officers on our corporate website at www.intelsat.com in the Governance section of the Investor webpage.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Our audit fees for 2004 were $1,446,245, and our audit fees for 2003 were $936,553.

Audit-Related Fees

Our 2004 audit-related fees included services performed for audits of employee benefit plans, due diligence associated with the Loral transaction and the Acquisition Transactions, accounting research associated with proposed transactions, and agreed-upon procedures related to our MFC contractual obligations entered into at privatization. Our 2003 audit-related fees included services performed for audits of employee benefit plans, due diligence associated with the Loral transaction, accounting research associated with proposed transactions, and agreed-upon procedures related to our MFC contractual obligations entered into at privatization. Our audit-related fees for 2004 were $134,179, and our audit-related fees for 2003 were $114,845.

Tax Fees

Our tax fees during 2004 and 2003 related to the preparation or review of U.S. federal, state and foreign statutory tax returns and miscellaneous research related to these tax returns. Our tax fees for 2004 were $109,183, and our tax fees for 2003 were $99,585.

All Other Fees

None.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee has adopted a policy to pre-approve services prior to commencement of the specified service. Under the policy, the Audit Committee must pre-approve the provision of services by our principal auditor. The requests for pre-approval are submitted to the Audit Committee, or a designated member of the Committee, by the Chief Financial Officer of Intelsat or the Controller of Intelsat Global Service Corporation, and the Audit Committee Chairman executes engagement letters from the principal auditor following approval by committee members, or the designated member of the Committee.

All services performed by KPMG LLP during 2004 were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-40.

ITEM 19	EXHIBITS

(a) Index to consolidated financial statements:

(b) Exhibits to this Annual Report:

Exhibit Number	Exhibit

1.1	Certificate of Incorporation of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Registration Statement on Form F-4, filed on September 5, 2002).

1.2	Memorandum of Association of Intelsat, Ltd.*

1.3	Amended and Restated Bye-laws of Intelsat, Ltd. (incorporated by reference to Exhibit 3.1 of Intelsat, Ltd.’s Report filed on Form 8-K, filed on March 7, 2005).

2.1	Indenture, dated as of April 1, 2002, between Intelsat, Ltd. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, filed on September 5, 2002).

2.2	Officers’ Certificate dated April 15, 2002 relating to Intelsat, Ltd.’s 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, filed on September 5, 2002).

Exhibit Number	Exhibit

2.3	Officers’ Certificate dated November 7, 2003 relating to Intelsat, Ltd.’s 5 1/4% Senior Notes due 2008 and its 6 1/2% Senior Notes due 2013, including the forms of Notes (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, filed on November 21, 2003).

2.4	Form of 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-4, filed on September 5, 2002).

2.5	Indenture, dated as of January 28, 2005, by and among Zeus Merger Two Limited, as Issuer, Zeus Merger One Limited, as Parent Guarantor, and Wells Fargo, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat Ltd.’s Report on Form 8-K, filed on February 4, 2005).

2.6	Supplemental Indenture, dated as of January 28, 2005, by and among Intelsat Holdings LLC, Intelsat LLC, Intelsat Global Sales & Marketing Ltd., Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation and Wells Fargo Bank, National Association.*

2.7	Second Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat Subsidiary Holding Company, Ltd., Intelsat (Bermuda), Ltd., Intelsat, Ltd., Intelsat Holdings LLC, Intelsat LLC, Intelsat Global Sales & Marketing Ltd., Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation and Wells Fargo Bank, National Association.*

2.8	Third Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat (Bermuda), Ltd., Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo Bank, National Association.*

2.9	Registration Rights Agreement, dated as of January 28, 2005, by and among Zeus Merger One Limited, Zeus Merger Two Limited and the other parties named therein (incorporated by reference to Exhibit 4.2 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

2.10	Eurobond Guaranty dated as of January 28, 2005 by and among Intelsat (Bermuda), Ltd., Intelsat Holdings LLC, Intelsat LLC, Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation, and Intelsat Global Sales & Marketing Ltd., in favor of Deutsch Bank Trust Company America (incorporated by reference to Exhibit 4.3 of Intelsat Ltd.’s Report on Form 8-K, filed on February 4, 2005).

2.11	Indenture, dated as of February 11, 2005, by and among Zeus Special Subsidiary Limited, Intelsat, Ltd. and Wells Fargo Bank, National Association.*

2.12	Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat (Bermuda), Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association.*

2.13	Registration Rights Agreement, dated as of February 11, 2005, among Zeus Special Subsidiary Limited, Intelsat, Ltd. and Deutsche Bank Securities Inc.*

3.1	Transaction Agreement and Plan of Amalgamation, dated as of August 16, 2004, by and among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Intelsat Holdings, Ltd. (formerly Zeus Holdings Limited), Zeus Merger One Limited and Zeus Merger Two Limited (incorporated by reference to Exhibit 99.1 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.2	Asset Purchase Agreement, dated as of July 15, 2003, among Intelsat, Ltd., Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc., as amended (incorporated by reference to Exhibit 1 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended June 30, 2003, submitted on August 14, 2003 and Exhibits 1, 2 and 3 of Intelsat, Ltd.’s Quarterly Report on Form 6-K for the period ended September 30, 2003, submitted on October 29, 2003).

3.3	Amendment No. 4, dated as of March 5, 2004, to Asset Purchase Agreement among Intelsat, Ltd., Intelsat (Bermuda), Ltd., and Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc. (incorporated by reference to Exhibit 4.35 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 15, 2004). (1)

Exhibit Number	Exhibit

3.4	$800,000,000 Credit Agreement, dated as of December 17, 2003, among Intelsat, Ltd., Citigroup Global Markets Inc., BNP Paribas, Morgan Stanley Senior Funding, Inc., ABN AMRO Bank N.V., Credit Lyonnais, New York Branch, Citicorp North America, Inc. and the lenders named therein (incorporated by reference to Exhibit 4.11 of Intelsat, Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 15, 2004).

3.5	Credit Agreement dated as of January 28, 2005 among Zeus Merger One Limited, Zeus Merger Two Limited and the other parties named therein (incorporated by reference to Exhibit 10.1 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.6	Headquarters Land Lease, dated as of June 8, 1982, between the International Telecommunications Satellite Organization and the U.S. Government, as amended (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-4, filed on September 5, 2002).

3.7	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat (Bermuda), Ltd. and Conny Kullman (incorporated by reference to Exhibit 10.2 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.8	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and William Atkins (incorporated by reference to Exhibit 10.3 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.9	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat, Ltd. and Ramu Potarazu (incorporated by reference to Exhibit 10.4 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.10	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Kevin Mulloy (incorporated by reference to Exhibit 10.5 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.11	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Tony Trujillo (incorporated by reference to Exhibit 10.6 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.12	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and David Meltzer (incorporated by reference to Exhibit 10.7 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.13	Employment Agreement, dated as of January 28, 2005, between Intelsat Holdings, Ltd. and David McGlade. *

3.14	Letter Agreement, dated as of December 22, 2004, between Zeus Holdings Limited and David McGlade. *

3.15	Letter Agreement, dated as of February 25, 2005, between Zeus Holdings Limited and David McGlade. *

3.16	Employment Agreement, dated as of January 31, 2005, between Intelsat Holdings, Ltd., Intelsat, Ltd. and Phillip Spector (incorporated by reference to Exhibit 10.8 of Intelsat, Ltd.’s Report on Form 8-K, filed on February 4, 2005).

3.17	Business Transition Services Agreement, dated as of July 15, 2003, among Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation and Loral SpaceCom Corporation.*

3.18	TT&C Transition Services Agreement, dated as of July 15, 2003, among Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation and Loral SpaceCom Corporation.*

3.19	Purchase Agreement, dated as of January 24, among Zeus Merger One Limited, Zeus Merger Two Limited, and Deutsche Bank Securities Inc., Credit Suisse First Boston LLC and Lehman Brothers Inc.*

3.20	Transaction and Monitoring Fee Agreement, dated as of January 28, 2005, by and among Zeus Merger Two Limited and the other parties names therein.*

Exhibit Number	Exhibit

3.21	Subsidiary Flow Through Voting Agreement, dated as of January 28, 2005, by and between Zeus Holdings Limited and Intelsat, Ltd.*

7.1	Statement re computation of ratio of earnings to fixed charges.*

8.1	List of subsidiaries.*

11.1	Code of Ethics for Senior Financial Officers.*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on March 12, 2004.

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
Conny Kullman
Chief Executive Officer

Date: March 15, 2005

R eport of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Intelsat, Ltd.

We have audited the consolidated financial statements of Intelsat, Ltd. and subsidiaries (Intelsat) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Intelsat’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

McLean, Virginia

March 14, 2005

I NTELSAT, LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2003	2004
	(in thousands, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$576,793	$141,320
Restricted cash	700,000	—
Receivables, net of allowance of $32,110 and $35,343, respectively	201,202	202,652
Insurance receivable	—	58,320
Deferred income taxes	14,524	12,854
Assets of discontinued operations	57,680	—

Total current assets	1,550,199	415,146
Satellites and other property and equipment, net	3,262,870	3,637,357
Amortizable intangible assets, net	25,205	104,612
Non-amortizable intangible assets	—	255,002
Goodwill	57,608	130,829
Deferred income taxes	1,943	—
Investment in affiliate	56,916	52,246
Other assets	117,976	173,422

Total assets	$5,072,717	$4,768,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$1,098,591	$200,000
Accounts payable and accrued liabilities	201,632	220,832
Deferred satellite performance incentives	7,118	7,968
Deferred revenue	27,435	39,566
Capital lease obligations	5,290	5,569
Liabilities of discontinued operations	22,391	—

Total current liabilities	1,362,457	473,935
Long-term debt, net of current portion	1,250,467	1,742,566
Deferred satellite performance incentives, net of current portion	44,691	48,806
Deferred revenue, net of current portion	6,801	123,992
Accrued retirement benefits	48,181	56,016
Other long-term liabilities	605	17,478

Total liabilities	2,713,202	2,462,793

Minority interest of discontinued operations	15,115	—
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 and 167,261,024 shares issued and 160,382,120 and 160,382,120 shares outstanding as of December 31, 2003 and 2004, respectively	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	649,199	610,520
Accumulated other comprehensive (loss) income:
Minimum pension liability, net of tax	(1,270)	(1,367)
Unrealized gain on available-for-sale securities, net of tax	1,403	1,600
Ordinary shares purchased by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,344,400	2,305,821

Total liabilities and shareholders’ equity	$5,072,717	$4,768,614

See accompanying notes to consolidated financial statements.

I NTELSAT, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2002	2003	2004
	(in thousands, except share and per share amounts)
Revenue	$991,956	$946,118	$1,043,906

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	117,405	132,172	178,253
Selling, general and administrative	121,077	129,456	152,111
Depreciation and amortization	361,322	400,485	457,372
IS-10-01 contract termination costs	34,358	(3,000)	—
Impairment of asset value	—	—	84,380
Restructuring costs	5,522	(837)	6,640

Total operating expenses	639,684	658,276	878,756

Operating income from continuing operations	352,272	287,842	165,150
Interest expense	55,223	99,002	143,399
Interest income	170	1,972	4,530
Other income (expense), net	9,942	18,556	(2,384)

Income from continuing operations before income taxes	307,161	209,368	23,897
Provision for income taxes	33,021	26,129	18,647

Income from continuing operations	274,140	183,239	5,250
Loss from discontinued operations, net of tax and minority interest	—	(2,120)	(43,929)

Net income (loss)	$274,140	$181,119	$(38,679)

Basic and diluted income from continuing operations per ordinary share	$1.66	$1.14	$0.03

Basic and diluted loss from discontinued operations per ordinary share	$—	$(0.01)	$(0.27)

Basic and diluted net income per ordinary share	$1.66	$1.13	$(0.24)

Basic weighted average ordinary shares outstanding	164,893,283	160,382,120	160,382,120

Diluted weighted average ordinary shares outstanding	164,893,283	160,382,120	160,489,035

See accompanying notes to consolidated financial statements.

I NTELSAT, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares Purchased By Subsidiary	Total Shareholders’ Equity	Total Comprehensive Income (Loss)
	Shares	Amount
	(in thousands, except share amounts)
Balance, December 31, 2001	166,666,755	500,000	1,301,886	193,940	—	—	1,995,826
Purchase of ordinary shares by subsidiary, 6,284,635 shares	(6,284,635)	—	—	—	—	(106,818)	(106,818)
Net income	—	—	—	274,140	—	—	274,140	$274,140
Minimum pension liability, net of tax	—	—	—	—	(12,914)	—	(12,914)	(12,914)

Total comprehensive income	—	—	—	—	—	—	—	$261,226

Balance, December 31, 2002.	160,382,120	500,000	1,301,886	468,080	(12,914)	(106,818)	2,150,234
Net income	—	—	—	181,119	—	—	181,119	181,119
Change in minimum pension liability, net of tax	—	—	—	—	11,644	—	11,644	11,644
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	1,403	—	1,403	1,403

Total comprehensive income	—	—	—	—	—	—	—	$194,166

Balance, December 31, 2003	160,382,120	$500,000	$1,301,886	$649,199	$133	$($106,818)	$2,344,400

Net loss	—	—	—	(38,679)	—	—	(38,679)	(38,679)
Change in minimum pension liability, net of tax	—	—	—	—	(97)	—	(97)	(97)
Unrealized gain on available-for-sale securities, net of tax	—	—	—	—	197	—	197	197

Total comprehensive loss	—	—	—	—	—	—	—	$(38,579)

Balance, December 31, 2004	160,382,120	$500,000	$1,301,886	$610,520	$233	$($106,818)	$2,305,821

See accompanying notes to consolidated financial statements.

I NTELSAT, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$274,140	$181,119	$(38,679)
Loss from discontinued operations, net of minority interest	—	2,120	43,929

Income from continuing operations	274,140	183,239	5,250
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	361,322	400,485	457,372
Impairment charge for IA-7 satellite	—	—	84,380
IS-10-01 contract termination costs	34,358	(3,000)	—
Provision for doubtful accounts	9,472	13,897	11,009
Foreign currency transaction loss	4,113	883	562
Deferred income taxes	4,257	18,041	15,105
Amortization of bond discount and issuance costs	658	1,372	5,328
Decrease in amount due to Teleglobe Inc.	(6,080)	(19,780)	—
Equity in losses of affiliate	—	1,084	4,670
Net (gain) loss from curtailment of benefit plans	—	(2,315)	628
Changes in operating assets and liabilities, net of effects of acquisitions and investment in discontinued operations:
Receivables	(13,465)	54,842	16,877
Other assets	(12,978)	1,226	5,329
Accounts payable and accrued liabilities	(3,886)	(25,726)	(27,697)
Deferred revenue	1,629	7,932	67,934
Accrued retirement benefits	4,445	(31,576)	7,110
Other long-term liabilities	—	605	5,260

Net cash provided by operating activities	657,985	601,209	659,117

Cash flows from investing activities:
Payments for satellites and other property and equipment	(616,806)	(202,781)	(288,589)
Payment for future satellite	—	—	(50,000)
Payment for rights to orbital location	—	—	(32,000)
Change in restricted cash	—	(700,000)	700,000
Investment in and advances to affiliate	—	(58,000)	—
Payment for insurance receivable	—	—	(58,320)
Proceeds from insurance receivable	—	—	141,000
Payments for asset acquisitions	(61,416)	—	(1,057,574)
Other	—	(5,744)	(8,961)

Net cash used in investing activities	(678,222)	(966,525)	(654,444)

Cash flows from financing activities:
Repayments of long-term debt	(200,000)	—	(600,000)
Proceeds from bond issuance	595,788	1,097,758	—
Proceeds from (repayments of) commercial paper borrowings, net	(266,144)	(43,978)	—
Proceeds from credit facility borrowings	—	—	200,000
Bond issuance costs	(7,621)	(23,308)	(4,000)
Payments to shareholders	(5,170)	—	—
Purchase of ordinary shares by subsidiary	(65,000)	—	—
Principal payments on deferred satellite performance incentives	(15,271)	(66,419)	(5,107)
Principal payments on capital lease obligations	(5,078)	(8,233)	(6,722)

Net cash provided by (used in) financing activities	31,504	955,820	(415,829)

Effect of exchange rate changes on cash	(4,500)	(883)	(562)
Effect of discontinued operations on cash	—	(22,294)	(23,755)

Net change in cash and cash equivalents	6,767	567,327	(435,473)
Cash and cash equivalents, beginning of year	2,699	9,466	576,793

Cash and cash equivalents, end of year	$9,466	$576,793	$141,320

Supplemental cash flow information:
Interest paid, net of amount capitalized	$40,560	$91,401	$146,750
Income taxes paid	25,902	8,931	5,601
Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$57,019	$10,063	$10,072
Receivables recovered in purchase of ordinary shares by subsidiary	15,958	—	—
Obligation to Teleglobe Inc. arising in consideration of ordinary share purchase	25,860	—	—
Net liabilities assumed in investment in consolidated affiliate, net of cash	—	1,373	—
Minority interest in consolidated affiliate at the date of acquisition	—	17,153	—
Net asset reduction on termination of deferred satellite performance incentive liability	—	36,455	—
Receivables arising from termination of IS-10-01 satellite construction contract	47,828	—	—
Other asset arising from termination of IS-10-01 satellite construction contract	23,150	—	—
Minimum pension liability, net of tax	12,914	1,270	97
Assets acquired in acquisitions	—	4,061	1,095,317
Liabilities assumed in acquisitions	51,541	4,870	95,106
Note payable arising from acquisition	20,000	—	—
Unrealized gain on available-for-sale securities, net of tax	—	1,403	197

See accompanying notes to consolidated financial statements.

I NTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 1 General

The International Telecommunications Satellite Organization “INTELSAT,” referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an operating agreement, referred to as the Operating Agreement. The parties to the INTELSAT Agreement were the IGO’s 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or the telecommunications entities they designated to market and use the IGO’s communications system within their territories and to invest in the IGO. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO’s space segment and to invest in the IGO as well. Signatories and Investing Entities, referred to collectively as the IGO’s shareholders, were also the IGO’s principal customers.

Substantially all of the IGO’s assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO’s shareholders received shares in Intelsat, a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became holders of 100% of the outstanding ordinary shares of Intelsat. Because of the continuity of ownership, Intelsat accounted for the privatization at historical cost. The accompanying financial statements include the accounts of Intelsat and its subsidiaries. References to Intelsat or to the Company refer to Intelsat, Ltd. and, unless the context requires otherwise, to its subsidiaries.

Through its global communications network of 27 satellites in orbit (which excludes the IS-804 satellite – see Note 9 for discussion), leased capacity on 2 additional satellites owned by other satellite operators in the Asia-Pacific region and ground facilities related to the operation and control of its satellites and the provision of teleport and related traffic management services, Intelsat provides satellite communications services worldwide. These satellite communications services include voice, data and video connectivity services.

As further discussed in Note 3, on January 28, 2005, Intelsat was acquired by Intelsat Holdings, Ltd., a Bermuda company formed by a consortium of four private equity investment groups (“Intelsat Holdings”).

Note 2 Summary of significant accounting policies

(a) Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and (2) the reported amounts of revenue and expenses during the reporting period. Examples include the allowance for doubtful accounts, the estimated useful lives of satellites and other property and equipment, and the fair value of Intelsat’s ordinary shares. Actual results could differ from results based on those estimates and assumptions. The financial statements for all periods presented have been restated to present the results of operations of Galaxy Holdings as discontinued operations (as discussed in Note 5 below).

(b) Principles of consolidation

The consolidated financial statements include the accounts of Intelsat its wholly owned subsidiaries and its affiliates in which the Company has an ownership stake greater than 50% and has the ability to exercise control over operating and financial policies, or which are variable interest entities in which Intelsat is the primary beneficiary. All significant intercompany account balances and transactions have been eliminated in consolidation.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 2 Summary of significant accounting policies (continued)

(c) Revenue recognition

Revenue results primarily from satellite utilization charges and, to a lesser extent, from providing managed services to Intelsat’s customers. Managed services combine satellite capacity, teleport facilities, satellite communications hardware and fiber optic cable and other ground facilities to provide bundled, broadband and private network services to Intelsat’s customers. Revenue is recognized over the period during which services are provided as long as collection of the related receivable is reasonably assured. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the consolidated financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms. The Company maintains an allowance for doubtful accounts for customers’ receivables where the collection of such receivables is uncertain.

(d) Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less. Cash equivalents consist of investments in treasury bills and time deposits with banks. Carrying amounts approximate market value.

(e) Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investments have been classified as available-for-sale securities as of December 31, 2004 and are included in other assets in the accompanying consolidated balance sheets. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported as accumulated other comprehensive income (loss). Realized gains and losses and declines in fair value that are determined to be other than temporary on available-for-sale securities are included in other income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on available-for-sale securities are included in interest expense, net and other income, net, respectively. As of each of December 31, 2003 and 2004, the cost basis of available-for-sale securities was $10,203. As of December 31, 2003 and 2004, the fair value of available-for-sale securities was $12,466 and $13,678, respectively.

(f) Satellites and other property and equipment

Satellites and other property and equipment are stated at cost and consist primarily of the costs of satellite construction and launch, including premiums for launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction.

Satellite construction and launch services are generally procured under long-term contracts that provide for payments by Intelsat over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion. Capitalizing these costs typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the lives of the related satellites. Insurance premiums associated with in-orbit operations are expensed as incurred. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service and are accounted for as described in Note 2(u).

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 2 Summary of significant accounting policies (continued)

(f) Satellites and other property and equipment (continued)

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

The carrying value of a satellite lost as a result of a launch or in-orbit failure is charged to operations upon the occurrence of the loss. In the event of a partial failure, an impairment charge is recorded to operations upon the occurrence of the loss if the undiscounted future cash flows were less than the carrying value of the satellite. The impairment charge is measured as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The charge to operations resulting from either a complete or a partial failure is reduced by insurance proceeds that were either due and payable to or received by Intelsat. Insurance proceeds received in excess of the carrying value of the satellite are recorded as a gain and no impairment loss would be recognized. In the event the insurance proceeds equal the carrying value of the satellite, neither a gain nor an impairment loss is recognized.

During 2004, the Company recorded an impairment charge of $84,380 relating to the anomaly experienced by the IA-7 satellite. The details of the anomaly are described in Note 9.

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

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 2 Summary of significant accounting policies (continued)

(i) Impairment of long-lived and amortizable intangible assets

Intelsat accounts for long-lived and amortizable intangible assets in accordance with SFAS No. 144, which provides a single accounting model for long-lived assets to be held and used or to be disposed of by sale. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and other intangible assets not subject to amortization are tested annually for impairment in accordance with SFAS No. 142, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Intelsat has determined that it has one reporting unit, the enterprise level, under the criteria set forth by SFAS No. 142. During the fourth quarter of 2004, the Company completed its annual required assessment and determined no impairment of goodwill existed.

(j) Shareholders’ equity

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

Following the Acquisition Transactions (as defined below), the number of authorized ordinary shares was reduced to 12,000. All of the Company’s shares are owned by Intelsat Holdings.

(k) Income taxes

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

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 2 Summary of significant accounting policies (continued)

(l) Fair value of financial instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in equity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. Management believes that the carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments. The fair values of the Company’s debt instruments are determined based on quoted market prices, as shown in Note 14.

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

(n) Currency and exchange rates

Substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, Intelsat does not believe that it is exposed to material currency exchange risk. However, contracts with Intelsat’s customers in Brazil are denominated in Brazilian reais. Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

(o) Comprehensive income

SFAS No. 130, Reporting Comprehensive Income, established standards for the reporting and displaying of comprehensive income and its components. Total comprehensive income for the years ended December 31, 2002, 2003 and 2004 included the Company’s net income (loss), the change in the market value of available-for-sale securities, and changes in the minimum pension liability.

(p) Stock-based compensation

The Company has two stock-based employee compensation plans, the 2001 Share Option Plan and the 2004 Share Incentive Plan, which are described more fully in Note 16. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Consequently, as all options granted under the 2001 Share Option Plan had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant, no stock-based employee compensation cost is reflected in net income for the 2001 Share Option Plan. However, stock-based employee compensation cost is reflected in net income for the 2004 Share Incentive Plan as it contained a liquidity mechanism which resulted in variable accounting and the requirement for recognition of compensation expense. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-based compensation.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 2 Summary of significant accounting policies (continued)

	Years Ended December 31,
	2002	2003	2004
Net income (loss), as reported	$274,140	$181,119	($38,679)
Add: compensation expense recognized in net income (loss), as reported	—	—	8,330

Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,567)	(2,709)	(5,402)

Pro forma net income (loss)	$271,573	$178,410	($35,751)

Earnings (loss) per share:
Basic and diluted-as reported	$1.66	$1.13	$(0.24)

Basic and diluted-pro-forma	$1.65	$1.11	$(0.22)

Upon closing of the Acquisition Transactions, all share options, restricted shares and restricted share units were cancelled. In consideration for such cancellation, our employees were paid $15,232 in cash in the aggregate at the closing and up to a maximum of $19,531 will be accrued as deferred compensation and will generally be payable in cash to the employees in accordance with the vesting schedules of the original awards with respect to which the payments will be made. Of this maximum amount, $6,579 was accrued as of the closing date.

(q) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(r) Income per ordinary share

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

(s) Research and development

Research and development costs are expensed as incurred. These costs were insignificant in 2002, 2003 and 2004.

(t) Advertising costs

Advertising costs are expensed as incurred. These costs were insignificant in 2002, 2003 and 2004.

(u) Deferred satellite performance incentives

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

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 2 Summary of significant accounting policies (continued)

(v) New accounting pronouncements

In December 2004, the Financial Accounting Standards Board, referred to as FASB, issued FASB Statement No. 123R (revised 2004), Share-Based Payment (SFAS 123R), which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 for public entities that do not file as a small business; and for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The impact of this statement to Intelsat’s financial condition or results of operations have not yet been determined.

(v) New accounting pronouncements (continued)

In December 2004, the FASB issued Statement No. 153 (FAS 153), Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB 29). FAS 153 is based on the principle that nonmonetary asset exchanges should be recorded and measured at fair value of the assets exchanged, with certain exceptions. This standard requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance (as defined). This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Intelsat does not expect this statement to have a material impact on its financial condition or results of operations.

Note 3 Acquisition of Intelsat by Intelsat Holdings

On January 28, 2005, Intelsat was acquired by Intelsat Holdings, a Bermuda company, for total cash consideration of approximately $3 billion, with pre-acquisition debt of approximately $1.9 billion remaining outstanding. Intelsat Holdings was formed at the direction of funds advised by or associated with Apax Partners Worldwide LLP and Apax Partners, Inc., referred to jointly as Apax Partners, Apollo Management V, L.P., referred to as Apollo, MDP Global Investors Limited, referred to as Madison Dearborn Partners, and Permira Advisers LLC, referred to as Permira. Each of Apax Partners, Apollo, Madison Dearborn Partners and Permira is referred to as a Sponsor and the funds advised by or associated with each Sponsor are referred to as an Investor Group. The Investor Groups collectively are referred to as the Investors and the transactions pursuant to which we were acquired by Intelsat Holdings, including the related financing transactions, are referred to as the Acquisition Transactions. Prior to the Acquisition Transactions, funds advised by or associated with Madison Dearborn Partners transferred less than 0.1% of their interest in Intelsat Holdings to an unaffiliated investment partnership. References to the Investors include this partnership.

As part of the acquisition transaction, the Investors contributed preferred and common equity to Intelsat Holdings. In addition, in connection with the acquisition transaction, Intelsat (Bermuda), Ltd. (“Intelsat Bermuda”) established a new $300,000 revolving credit facility, borrowed approximately $150,000 under a new $350,000 Term Loan B facility, referred to together as the Senior Secured Credit Facilities, and issued $1,000,000 of floating rate senior notes due 2012, $875,000 of 8 1/4% senior notes due 2013 and $675,000 of 8 5/8% senior notes due 2015, referred to collectively as the acquisition finance notes. Intelsat and certain subsidiaries of Intelsat Bermuda guaranteed the acquisition finance notes and the Senior Secured Credit Facilities. The proceeds from this equity contribution and the net proceeds from the borrowing under the Senior Secured Credit Facilities and the acquisition finance notes, together with cash on hand, were used to consummate the transactions described above and to pay related fees and expenses.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 3 Acquisition of Intelsat by Intelsat Holdings (continued)

On February 11, 2005, Intelsat and one of its subsidiaries, Zeus Special Subsidiary Limited, referred to as Finance Co., issued $478,700 in aggregate principal amount at maturity of 9 ¼% senior discount notes due 2015 yielding approximately $300 million net proceeds at issuance, referred to as the senior discount notes. On March 3, 2005, Intelsat Bermuda transferred substantially all of its assets to Intelsat Subsidiary Holding Company, Ltd. (“Intelsat Subsidiary Holdings”). Intelsat Subsidiary Holding assumed substantially all of the then-existing liabilities of Intelsat Bermuda and Intelsat Bermuda became a guarantor of the obligations under the acquisition finance notes described above and the Senior Secured Credit Facilities. Following these transactions, Finance Co. was amalgamated with Intelsat Bermuda, and Intelsat Bermuda became an obligor on the senior discount notes. The proceeds of the offering of the senior discount notes, net of certain fees and expenses, were distributed by Intelsat Bermuda to its parent, Intelsat and by Intelsat to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings.

Note 4 Acquisitions

(a) COMSAT General Corporation transaction

On October 29, 2004, Intelsat acquired from COMSAT General Corporation, Lockheed Martin Global Telecommunications, LLC and COMSAT New Services, Inc. (collectively, the “COMSAT Sellers”) the COMSAT Sellers’ business of providing satellite-based communications services to the U.S. government and other customers in order to strengthen our position in providing services for government and other military service applications. Intelsat acquired this business for a purchase price of $90,330, net of assumed liabilities of $30,337 and estimated transaction costs of $1,500. The $30,337 in assumed liabilities includes a $10,000 accommodation fee to be paid in connection with Intelsat’s purchase of a launch vehicle from an affiliate of the COMSAT Sellers. Intelsat funded the acquisition by using cash on hand. The assets Intelsat acquired include certain customer and vendor contracts and accounts receivable, as well as rights to Federal Communications Commission, referred to as the FCC, and other governmental licenses, leased business premises and other related assets, including an ownership interest in a partnership that owns the Marisat-F2 satellite, which operates at 33.9º West with an orbital inclination in excess of 13 degrees. In addition, Intelsat assumed certain contractual commitments related to the business. We believe that this transaction was completed on arm’s-length terms. The financial results associated with the assets acquired in connection with the COMSAT General transaction are included in the Company’s consolidated financial statements beginning on October 29, 2004. In connection with the COMSAT General Transaction, Intelsat LLC entered into an agreement with Lockheed Martin Commercial Launch Services for the launch of an unspecified future satellite. This agreement provides that Intelsat LLC may terminate the agreement at its option, subject to the payment of a termination fee that is the greater of: (a) 50% of the launch service price and accommodation fee paid or due as of the effective date of the termination; or (b) $30,000.

The COMSAT General transaction was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. Based upon the appraisals received and management’s estimates, the purchase price was preliminarily allocated to the assets and liabilities acquired as follows:

Accounts receivable, net of allowance	$29,336
Customer relationships	19,400
Property and equipment	210
Goodwill	73,221
Accounts payable and accrued liabilities	(30,337)
Transaction costs	(1,500)

Total cash consideration, net of assumed liabilities and transaction costs	$90,330

The customer relationships above are estimated to have useful lives of four years. The goodwill resulting from this transaction is attributed to the value of an established business that provides services to the U.S. government and military.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 4 Acquisitions (continued)

Pursuant to the transaction agreement, the parties entered into a number of agreements, including the launch services agreement with an affiliate noted above and agreements relating to the provision of transition services by the COMSAT Sellers for a specified period of time after the closing of the transaction.

(b) Agreement to purchase the North American satellite assets of Loral Space & Communications Corporation

On March 17, 2004, Intelsat completed its purchase of certain of the satellites and related assets of Loral Space & Communications Corporation and certain of its affiliates (collectively, “Loral” or the “Sellers”) in order to enhance our global market position by adding full coverage of North America to the Intelsat satellite fleet and expanding our customer base in the broadcasting, cable television, corporate networking and government/military areas. Intelsat acquired these satellites and related assets for a purchase price of $967,063, net of assumed liabilities of $64,769 and transaction costs estimated at $14,538 in connection with the transaction, pursuant to an asset purchase agreement with the Sellers dated as of July 15, 2003. The assets that Intelsat acquired included four in-orbit satellites, one satellite under construction, the rights to six orbital locations and various assets relating to the satellites and the business that the Sellers conducted on the satellites, including customer contracts. In addition, Intelsat assumed certain specified contractual commitments of the Sellers relating to the acquired assets. Intelsat financed the Loral transaction with the proceeds from its issuance in November 2003 of its 5.25% senior notes due 2008 and its 6.50% senior notes due 2013. The financial results associated with the assets acquired in connection with the Loral transaction are included in the Company’s condensed consolidated financial statements beginning on March 17, 2004.

Under the original terms of the asset purchase agreement, Intelsat had also agreed to acquire the Telstar 4 satellite, which was declared a total loss in September 2003 due to a significant anomaly. In October 2003, the asset purchase agreement was amended to provide that Intelsat would not acquire ownership of Telstar 4. The Telstar 4 satellite was insured for $141,000, and in 2003 the Sellers filed an insurance claim for that amount. Under the asset purchase agreement, Intelsat was entitled to any insurance proceeds paid in respect of the Telstar 4 failure, net of warranty payments to customers, and was required to reimburse the Sellers for payments made in respect of warranty claims made after Intelsat’s receipt of these insurance proceeds. Intelsat currently expects the warranty payments owed to customers to be approximately $1,157. At the date of acquisition, Intelsat recorded the $141,000 of expected insurance proceeds as an insurance receivable, and the $1,157 of expected warranty claims were included in accounts payable and accrued liabilities. Intelsat received all $141,000 of the insurance receivable during the second quarter of 2004.

The Loral transaction was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. Independent third-party appraisers were engaged to perform valuations of certain of the tangible and intangible assets acquired. The purchase price allocation was finalized during the fourth quarter of 2004. Based upon the appraisals received and management’s estimates, the purchase price was allocated to the assets and liabilities acquired as follows:

Insurance receivable	$141,000
Satellites	597,403
Other assets	18,019
Customer relationships	66,946
Orbital locations	223,002
Deferred revenue	(61,388)
Accounts payable and accrued liabilities	(3,381)
Transaction costs	(14,538)

Total cash consideration, net of assumed liabilities and transaction costs	$967,063

The appraised fair value of the assets acquired exceeded the purchase price plus liabilities assumed resulting in negative goodwill, which was allocated proportionately among the acquired long-lived assets.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 4 Acquisitions (continued)

The customer relationships above are estimated to have useful lives of 14 years.

Pursuant to the asset purchase agreement, in March 2004 Intelsat entered into a procurement agreement with Space Systems/Loral, Inc. (“SS/L”) for a new satellite. At the time of the closing of the Loral transaction, Intelsat paid to SS/L a deposit of $50,000, which is recorded in other assets, as prepayment for a portion of the purchase price of the new satellite. SS/L’s obligations under the procurement agreement have been secured by SS/L and its affiliates’ interests in an in-orbit satellite, insurance proceeds relating to the satellite and other collateral.

The unaudited pro forma results of operations provided below for the years ended December 31, 2003 and 2004 are presented as though the Loral and COMSAT General transactions had occurred at the beginning of the periods presented, after giving effect to purchase accounting adjustments relating to depreciation and amortization of the Loral acquired assets, elimination of intercompany revenue and cost of sales for the COMSAT General business and other acquisition-related adjustments in connection with the Loral and COMSAT General transactions. The pro forma results of operations are not necessarily indicative of the combined results that would have occurred had the acquisition been consummated at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

	Year ended December 31, 2003	Year Ended December 31, 2004
	(unaudited)
Revenue	$1,204,217	$1,177,435
Income from continuing operations	$198,411	$35,869
Basic and diluted income from continuing operations per ordinary share	$1.24	$0.22

(c) COMSAT World Systems acquisition

On November 25, 2002, Intelsat acquired most of the assets and certain liabilities of COMSAT World Systems, a business unit of COMSAT Corporation (“COMSAT”), and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. COMSAT is a wholly owned subsidiary of Lockheed Martin Corporation, which, prior to the consummation of the Acquisition Transactions, was Intelsat’s largest shareholder. COMSAT World Systems was a reseller of Intelsat capacity to customers located in the United States. The assets acquired included substantially all of COMSAT World Systems’ customer contracts for the sale of Intelsat’s capacity; two tracking, telemetry, command and monitoring (TTC&M) stations located in Clarksburg, Maryland and Paumalu, Hawaii; and a digital teleport facility in Clarksburg, Maryland. The purchase price for this transaction consisted of $56,033 in cash, the assumption of $57,687 in liabilities and a $20,000 7% note payable due in four installments of $5,000 each on January 1, 2007, 2008, 2009, and 2010. However, if as of the second, third or fourth of such installment payment dates, we are not operating TTC&M facilities at the Clarksburg, Maryland location and certain triggering events described in the note have occurred, we will not be obligated to pay the $5,000 installment due on such payment date or any other installment payments that would otherwise become due on subsequent payment dates. Additionally, Intelsat incurred $1,047 in transaction costs in connection with this acquisition.

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

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 4 Acquisitions (continued)

Based upon the appraisals received and management’s estimates, the purchase price was allocated to the assets and liabilities acquired as follows:

Receivables, net of allowance of $13,734	$13,069
Property and equipment	26,812
Deferred tax asset	8,236
Other assets	1,580
Goodwill	57,608
Intangible assets	27,462
Accounts payable and accrued expenses	(57,687)

Total consideration, net of assumed liabilities	$77,080

(d) Other acquisitions

During 2002, the Company acquired teleport operations in Riverside, California and Fuchsstadt, Germany, in two separate transactions for a total purchase price of $6,416. In each of these transactions, substantially all of the purchase price was allocated to property and equipment acquired.

Note 5 Disposal of investment in consolidated affiliate

In February 2003, Intelsat Hong Kong LLC (“Intelsat Hong Kong”) entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited (“TVB Holdings”) and Galaxy Satellite TV Holdings Limited, referred to as Galaxy Holdings, pursuant to which Intelsat Hong Kong agreed to acquire a 51% stake in Galaxy Holdings. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited, referred to as Galaxy Satellite, which holds licenses to provide pay television and teleport services in Hong Kong and launched a pay television service in February 2004. TVB Holdings held the remaining 49% stake in Galaxy Holdings. Under the agreement, Intelsat Hong Kong’s total contribution was approximately $69,500, comprised of approximately $53,000 in cash payable in installments in 2003, 2004 and 2005 and approximately $16,500 in kind in the form of satellite capacity to be provided to Galaxy Satellite.

On September 16, 2004, Intelsat entered into an agreement to dispose of its investment in Galaxy Holdings in order to focus on its core business of providing satellite capacity and related communications services. Under the agreement, Intelsat transferred to TVB Holdings all of Intelsat’s right, title and interest in its shares in Galaxy Holdings on December 28, 2004. In addition, Intelsat is no longer required to make a cash contribution of approximately $10,300 that would have been due in February 2005. An agreement relating to Intelsat’s in-kind contribution of satellite capacity on the IS-709 satellite will terminate on March 31, 2005.

During September 2004, Intelsat reviewed its investment in Galaxy Holdings for impairment given its plan to dispose of the investment. As a result of this review, Intelsat recorded a non-cash impairment charge of $21,501 to write down the long-lived asset group of the discontinued operations to its estimated fair value. Given Intelsat’s transfer of its right, title and interest in its shares in Galaxy Holdings on December 28, 2004, Intelsat removed all assets and liabilities of Galaxy Holdings from its books as of December 31, 2004.

As a result of the disposition agreement, Intelsat’s condensed consolidated financial statements reflect the investment in Galaxy Holdings as a discontinued operation. TVB Holdings’ interest in the net assets of Galaxy Holdings and Galaxy Satellite is reflected in the consolidated financial statements as a minority interest in discontinued operations. Intelsat has restated its financial statements for all prior periods contained in this annual report to reflect Galaxy Holdings as a discontinued operation.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 5 Disposal of investment in consolidated affiliate (continued)

The summary of operating results from discontinued operations is as follows:

	Year ended December 31, 2003	Year ended December 31, 2004
Revenue	$6,770	$9,593
Operating expenses	(7,452)	(46,140)
Depreciation and amortization	(2,749)	(6,477)
Interest and other expense, net	(726)	(1,160)

Net loss	(4,157)	(44,184)
Minority interest	2,037	21,756
Impairment of long-lived assets	—	(21,501)

Net loss from discontinued operations, net of tax and minority interest	$(2,120)	$(43,929)

Assets and liabilities of discontinued operations consisted of the following:

December 31, 2003
Cash and cash equivalents	$24,502
Property, plant and equipment	30,732
Other assets	2,446

Assets of discontinued operations	$57,680

Accounts payable and accrued expenses	$5,280
Deferred revenue	1,201
Loans payable	15,910

Liabilities of discontinued operations	$22,391

Minority interest of discontinued operations	$15,115

Intelsat does not allocate interest to discontinued operations.

Note 6 Restricted cash

Restricted cash as of December 31, 2003 related to $700,000 of the $1,100,000 in aggregate principal amount of Intelsat’s senior notes issued in November 2003 that mature in 2008 and 2013. An aggregate of $700,000 in principal amount of the 2008 notes and 2013 notes was subject to mandatory redemption as at December 31, 2003 upon the occurrence of specified mandatory redemption events. The remaining $400,000 in aggregate principal amount of the 2008 notes and 2013 notes was not subject to mandatory redemption.

As of December 31, 2004, the $700,000 in restricted cash was no longer subject to mandatory redemption, as none of the mandatory redemption events had occurred by the date specified for their occurrence. Substantially all of the proceeds from the Company’s issuance in November 2003 of the 5.25% senior notes due 2008 and the 6.50% senior notes due 2013, including the $700,000 in restricted cash, were used to pay the $967,063 cash purchase price for the Loral transaction and the $50,000 deposit for the new satellite procured from SS/L.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 7 Receivables

Receivables were comprised of the following:

	As of December 31,
	2003	2004
Service charges:
Unbilled	$87,381	$75,212
Billed	134,234	151,440
Other	11,697	11,343
Allowance for doubtful accounts	(32,110)	(35,343)

Total	$201,202	$202,652

Unbilled satellite utilization charges represent amounts earned and accrued as receivable from customers for their usage of the Intelsat satellite system in the fourth quarter of the year. These amounts were billed in January of the following year.

The insurance receivable of $58,320 represents a refund from insurers in connection with the IA-8 satellite launch insurance. We have in place insurance to cover the launch and 180 days of in-orbit operations of the IA-8 satellite in an amount approximating the net book value of the satellite. This insurance will expire if the satellite is not launched before December 31, 2005. Due to the delay in launching the IA-8 satellite (see Note 9 for further discussion), the insurers agreed to refund 90% of the premiums previously paid. Intelsat received the $58,320 refund during the first quarter of 2005.

Note 8 Satellites and other property and equipment

Satellites and other property and equipment were comprised of the following:

	As of December 31,
	2003	2004
Satellites, launch vehicles and services	$6,329,749	$7,055,520
Information systems and ground segment	681,797	681,252
Washington, D.C. building and other	224,856	235,490

Total cost	7,236,402	7,972,262
Less: accumulated depreciation	(3,973,532)	(4,334,905)

Total	$3,262,870	$3,637,357

Satellites and other property and equipment as of December 31, 2003 and 2004 included construction-in-progress of $197,228 and $227,403, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $52,406, $17,912 and $21,452 were capitalized in 2002, 2003 and 2004, respectively.

Note 9 Satellite developments

On November 28, 2004, the Company’s IA-7 satellite experienced a sudden anomaly in its north electrical distribution system that resulted in the loss of control of the satellite and the interruption of customer services on the satellite. In accordance with its existing satellite anomaly contingency plan, the Company made alternative capacity available to all of its IA-7 satellite customers, and most of these customers accepted that capacity. The Company provided alternative capacity primarily on other satellites in the Intelsat Americas fleet and on the IS-707 satellite, and in some cases using capacity that it purchased from other satellite operators. On November 30, 2004, following an intensive recovery effort, the Company was able to regain command and control of the IA-7 satellite, and it was placed back in service following extensive testing. The Company has determined that the north electrical distribution system on

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 9 Satellite developments (continued)

the IA-7 satellite and the communications capacity associated with it are not operational, but the south electrical distribution system and associated communications capacity are operating normally. In addition, the IA-7 satellite has lost redundancy in nearly all of its components. As a result, the IA-7 satellite faces an increased risk of loss in the future. Currently, 22 of the IA-7 satellite’s 48 C-band and Ku-band transponders, which are all powered by the south electrical distribution system, have been tested, are performing normally and are available for service to Intelsat’s customers. In addition, some of these transponders are currently being used by Intelsat’s customers. The Company recorded an $84,380 non-cash impairment charge during the fourth quarter of 2004 to write down the IA-7 satellite, which was not insured, to its estimated fair value following the anomaly. The estimated fair value of the IA-7 satellite was determined based on a cost method with the assistance of an independent third-party appraiser.

The Company temporarily delayed the launch of the IA-8 satellite (acquired in connection with the Loral transaction described in Note 4 above), previously scheduled for December 2004, pending the outcome of a failure review board investigation of the IA-7 anomaly. The failure review board has determined that the IA-8 satellite does not include the same design flaw that it identified as the likely root cause of the IA-7 anomaly. The Company currently expects the launch of the IA-8 satellite to occur during the second or third quarter of 2005, although the exact launch date has not yet been determined.

On January 14, 2005, the Company’s IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. In accordance with its existing satellite anomaly contingency plans, the Company has made alternative capacity available to its IS-804 satellite customers both on other Intelsat satellites and on other operators’ satellites. As a result, the Company has leased capacity from New Skies Satellites N.V. (“New Skies”). The Company expects to record a non-cash impairment charge of approximately $73,000 during the first quarter of 2005 to write off the value of the IS-804 satellite, which was not insured.

Note 10 Termination of Intelsat’s order for the IS-10-01 satellite

In November 2002, Intelsat terminated its order for the IS-10-01 satellite, due to the manufacturer’s significant postponement in the delivery date of the satellite. As a result of this termination, Intelsat recorded a charge to its consolidated statement of operations of $34,358, representing the write-off of capitalized satellite program costs, including satellite construction costs, launch vehicle costs, program office costs, capitalized interest and ground network costs, net of the refund due from the manufacturer of the satellite and the launch vehicle deposit described below. In connection with its decision to terminate its order for the IS-10-01 satellite, Intelsat agreed with one of its launch vehicle providers, Sea Launch Limited Partnership (“Sea Launch”), to treat most of the payments made for the launch vehicle that could have been used for the launch of the IS-10-01 satellite as a credit for a future launch. Intelsat recorded a deposit of the minimum possible credit under its agreement with Sea Launch, net of certain expenses, of $23,150. During 2003, Intelsat was notified by Sea Launch that under the terms of the agreement the credit to which Intelsat is entitled would not be subject to further reduction. Because Intelsat’s credit with Sea Launch was fixed at an amount greater than the expected credit based on which Intelsat recorded the $23,150 deposit, during the year ended December 31, 2003, Intelsat reversed $3,000 of the $34,358 charge recorded for the year ended December 31, 2002, resulting in a deposit of $26,150 as of December 31, 2003. In addition, Intelsat made guarantee payments through December 31, 2004, which are reflected as increases to the deposit, of $1,400 and there was an adjustment made of $100, together resulting in a deposit of $27,650 as of December 31, 2004. However, if Intelsat does not place an order for a future launch by July 31, 2005, Sea Launch has the right to terminate the agreement, in which case Intelsat will incur a termination liability of up to $16,475, in addition to forfeiture of the $27,650 deposit, for a total obligation of not greater than $44,125. We are presently in discussions with Sea Launch regarding an extension of the July 31, 2005 expiration date.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 11 Investment in affiliate

In December 2002, Intelsat entered into an agreement with WildBlue Communications, Inc. (“WildBlue”) to acquire a minority stake in WildBlue for a purchase price of $58,000. WildBlue is a company that plans to offer broadband Internet access services in the continental United States via Ka-band satellite capacity. The transaction closed on April 21, 2003, at which time the Company contributed $56,513 in cash to WildBlue. This amount represented the $58,000 total purchase price for the Company’s investment in WildBlue net of a loan receivable for interim funding to WildBlue, plus accrued interest, and net of certain expenses incurred by Intelsat that were reimbursable by WildBlue. Intelsat applies the equity method to account for its investment in WildBlue. Therefore, Intelsat’s share in the losses of WildBlue, which were not significant to the Company’s consolidated results of operations for the years ended December 31, 2003 and 2004, are included in other income, net in Intelsat’s consolidated statements of operations. Intelsat’s consolidated balance sheets at December 31, 2003 and 2004 reflect the investment in WildBlue and the Company’s share of the results of operations of WildBlue from the date of Intelsat’s initial investment through December 31, 2004 as an investment in affiliate.

Note 12 Goodwill and other intangible assets

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following:

	As of December 31,
	2003	2004
Customer relationships	$26,824	$113,170
Business application software	638	638

Subtotal	27,462	113,808
Less: accumulated amortization	(2,257)	(9,196)

Total	$25,205	$104,612

During the year ended December 31, 2004, the Company acquired customer relationships in connection with the closing of the Company’s purchase of certain satellites and related assets from Loral (as described in Note 4). These customer relationships were valued at $66,946 as part of the purchase price allocation.

During the year ended December 31, 2004, the Company acquired customer relationships in connection with the closing of the Company’s purchase of COMSAT General (as described in Note 4). These customer relationships were valued at $19,400 as part of the purchase price allocation.

Customer relationships have average lives ranging from four to fourteen years. Business application software has an average life of two years and was fully amortized at December 31, 2004. The Company recorded no amortization expense for the year ended December 31, 2002. The Company recorded amortization expense of $2,257 and $6,939 for the years ended December 31, 2003 and 2004, respectively.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 12 Goodwill and other intangible assets (continued)

Scheduled amortization charges for the intangible assets as of December 31, 2004 are as follows:

Customer Relationships
2005	$11,521
2006	11,548
2007	11,548
2008	10,739
2009	6,698
2010 and thereafter	52,558

Total	$104,612

The carrying amount of acquired intangible assets not subject to amortization consisted of the following:

	As of December 31,
	2003	2004
Goodwill	$57,608	$130,829

Orbital locations	$—	$255,002

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

During the year ended December 31, 2004, the Company acquired rights to six orbital locations in connection with the closing of the Loral transaction, as described in Note 4 above. The rights to these orbital locations were valued at $223,002 at the date of acquisition. In addition, as described in Note 24 below, Intelsat paid $32,000 to New Skies to resolve a priority issue relating to rights to one of these orbital locations. Because the rights to these six orbital locations have been deemed to have indefinite useful lives, they will not be subject to amortization expense. However, they will be tested for impairment annually or when a change in circumstances occurs.

During the fourth quarters of 2003 and 2004, the Company completed its required annual assessment of any potential impairment of goodwill and determined that there were no impairments.

Note 13 Termination of portion of deferred satellite performance incentive liability

In June 2003, Intelsat LLC entered into amendments to its satellite construction agreements with SS/L, pursuant to which Intelsat terminated a portion of its liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L in exchange for a total cash payment of $60,000. Intelsat’s obligation to pay the portions of these incentive payments that are payable by SS/L to its subcontractors has not been terminated, and Intelsat will continue to be required to make payments as due with respect to these portions.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 13 Termination of portion of deferred satellite performance incentive liability (continued)

The amendments provide for SS/L to remain liable under its satellite construction agreements with Intelsat LLC for amounts that may become due in connection with SS/L’s failure to provide satellite anomaly support as requested by Intelsat or in connection with other specified matters. As security for SS/L’s obligation to pay any such amounts that become due, $5,000 of the $60,000 cash payment is being held in escrow, and SS/L is obligated to maintain a minimum balance of $5,000 in the escrow account until the orbital design lives of all of the Intelsat VII/VIIA and IX series satellites have ended. Other than with respect to the specified situations in which SS/L remains liable, Intelsat has no further financial recourse to SS/L under the terms of the amended satellite construction agreements. On June 30, 2003, Intelsat paid $53,351 of the $60,000 cash payment due in connection with the amendments to the satellite construction agreements. At the time that this payment was made, Intelsat recorded a $95,051 reduction in its total satellite performance incentive payment liability, a $36,455 net reduction in the cost of its satellites and other property and equipment and a $1,404 reduction in accrued interest. In July 2003, Intelsat paid the $6,649 remaining to be paid of the $60,000 total cash payment.

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

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 14 Notes payable, long-term debt and other financing arrangements

The carrying amounts and estimated fair values of notes payable and long-term debt were as follows:

	As of December 31,
	2003		2004
	Amount	Fair Value	Amount	Fair Value
Commercial paper	$—	$—	$—	$—
Eurobond 8.125% Notes due February 28, 2005	200,000	211,832	200,000	201,100
5.25% Senior Notes due November 1, 2008	400,000	409,968	400,000	385,000
Discount, net of amortization, on the 5.25% Senior Notes due November 1, 2008	(98)	—	(79)	—
7.625% Senior Notes due April 15, 2012	600,000	678,660	600,000	577,500
Discount, net of amortization, on the 7.625% Senior Notes due April 15, 2012	(3,700)	—	(3,368)	—
6.50% Senior Notes due November 1, 2013	700,000	734,020	700,000	626,500
Discount, net of amortization, on the 6.50% Senior Notes due November 1, 2013	(2,117)	—	(1,958)	—
Note payable to Lockheed Martin Corporation, 7%, payable in annual installments of $5,000, beginning January 1, 2007	20,000	20,000	20,000	20,000
Capital lease obligations	40,263	40,263	33,540	33,540

Total long-term debt	$2,354,348	$2,505,615	$1,948,135	$1,843,640

Less:
Commercial paper	—	—	—	—
Current portion of capital lease obligations	5,290	5,290	5,569	5,569
Notes payable	1,098,591	1,140,156	200,000	201,100

Total current portion	$1,103,881	$1,145,446	$205,569	$206,669

Total long-term debt, excluding current portion	$1,250,467	$1,360,169	$1,742,566	$1,636,971

Note 14 Notes payable, long-term debt and other financing arrangements (continued)

The fair values of the $400,000 in aggregate principal amount of 5.25% senior notes due 2008, the $600,000 in aggregate principal amount of 7.625% senior notes due 2012 and the $700,000 in aggregate principal amount of 6.50% senior notes due 2013 were based on publicly quoted prices. The fair value of the note payable to Lockheed Martin Corporation is assumed to be equal to the book value of such note. The payment of up to $15,000 of the $20,000 note payable to Lockheed Martin Corporation is contingent upon the non-occurrence of certain events that are outside the control of the Company, such as certain governmental actions relating to use of the Clarksburg, Maryland facility that the Company acquired in connection with the COMSAT World Systems transaction (see Note 4(c)). Because of the contingency associated with the note payable to Lockheed Martin Corporation, the Company does not believe that it is practicable to determine the fair value of this note. The Company believes the carrying values of the capital leases approximate their fair value.

During 2003, the average daily balance of commercial paper borrowings outstanding was approximately $17,884, at an average effective borrowing rate of 1.4% per annum. During 2004 there were no commercial paper borrowings outstanding. In December 2004, Intelsat canceled its commercial paper program.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

In November 2003, Intelsat issued $400,000 in aggregate principal amount of 5.25% senior notes due 2008 and $700,000 in aggregate principal amount of 6.50% senior notes due 2013. Intelsat used the net proceeds from the sale of such notes to finance the Loral transaction and for general corporate purposes. The discount on the senior notes represents the difference between the issue price and the face value of the notes. Additionally, the Company incurred debt issuance costs of approximately $23,600. Both the discount and the debt issuance costs are amortized as interest expense over the life of the senior notes utilizing the effective interest method. An aggregate of $700,000 in principal amount of the senior notes was subject to mandatory redemption at December 31, 2003 upon the occurrence of specified mandatory redemption events. The remaining $400,000 in aggregate principal amount of the senior notes was not subject to mandatory redemption. As of December 31, 2004, the $700,000 was no longer subject to mandatory redemption as none of the mandatory redemption events had occurred by the date specified for their occurrence.

In December 2003, Intelsat entered into a credit agreement with a group of banks for an $800,000 three-year unsecured credit facility, consisting of a $400,000 term loan facility and a $400,000 revolving facility. The credit facility was to expire in March 2007. Upon the closing of the $800,000 credit facility in March 2004, the $400,000 revolving facility replaced a $500,000 three-year unsecured revolving credit facility that Intelsat had previously had in place and under which no funds had been borrowed. Intelsat borrowed $200,000 under the $400,000 term loan facility to repay its $200,000 in principal amount of Dragon bond 6.625% notes due March 22, 2004. This borrowing under the term loan facility was repaid in September 2004 using cash on hand. The Company could only have used the remaining $200,000 of the term loan portion of the facility to repay the $200,000 in principal amount of Eurobond 8.375% notes due October 14, 2004. Instead of borrowing under the term loan portion of the facility, Intelsat repaid the $200,000 in principal amount of Eurobond 8.375% notes due October 14, 2004 using cash on hand. As of December 31, 2004, Intelsat had no borrowings outstanding under the credit facility. Intelsat’s $800,000 credit facility contained financial and operating covenants that, among other things, require the Company to maintain financial coverage ratios, limit the Company’s ability to pledge assets as security for additional borrowings and limit the Company’s ability to pay dividends on its ordinary shares. As of December 31, 2004, Intelsat was in compliance with these covenants.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 14 Notes payable, long-term debt and other financing arrangements (continued)

In January 2005, the $800,000 credit facility was replaced with a $650,000 secured credit facility, consisting of a $350,000 six-and-one-half-year term loan facility and a $300,000 six-year revolving facility. On January 28, 2005, at the close of the Acquisition Transactions, Intelsat borrowed $150,000 under the term loan facility. An additional $200,000 was borrowed on February 28, 2005 under the term loan facility to repay the $200,000 in principal amount of Eurobond 8.125% notes maturing on that day. Intelsat’s $650,000 secured credit facility contains financial and operating covenants that, among other things, require the Company to maintain financial coverage ratios, limit the Company’s ability to pledge assets as security for additional borrowings and limit the Company’s ability to pay dividends on its ordinary shares. The obligations under the $650,000 secured credit facility are guaranteed by Intelsat, Intelsat Bermuda and certain of Intelsat Subsidiary Holding’s subsidiaries. The obligations under the $650,000 secured credit facility are also secured by a perfected first priority security interest to the extent legally permissible in substantially all of Intelsat Subsidiary Holding’s and the guarantors’ tangible and intangible assets, with certain exceptions.

Of Intelsat’s capital leases, one had an obligation of $65,757, incurred in 1999, in connection with a lease agreement to acquire additional satellite capacity. The remaining capital leases are insignificant to the consolidated financial statements. As of December 31, 2004, the remaining capital lease obligations amounted to $33,540, of which $27,971 was long-term and $5,569 was current.

Note 15 Retirement plans and other retiree benefits

(a) Pension and other post-retirement benefits

Intelsat maintains a noncontributory defined benefit retirement plan covering substantially all employees hired prior to July 19, 2001. The cost under the defined benefit retirement plan is calculated by an actuary using a formula based upon employees’ remuneration, dates of hire and years of eligible service. Intelsat has historically funded the defined benefit retirement plan based on actuarial advice using the projected unit credit cost method. Concurrent with Intelsat’s privatization in 2001, the defined benefit retirement plan became subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and, as such, Intelsat expects that its future contributions to the defined benefit retirement plan will be based on the minimum requirements of the Internal Revenue Service and on the plan’s funded position. Employees hired on or after July 19, 2001 are eligible to participate in a defined contribution plan (see Note 15(b)). In addition, Intelsat provides health benefits for employees hired prior to January 1, 2004 who retire at or after age 60 with five years of consecutive service or after age 55 with ten years of consecutive service. The cost under this unfunded plan is calculated by an actuary based on the level of benefits provided, years of service and certain other factors. The Medicare drug program was enacted as part of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Medicare Act”) and generally takes effect on January 1, 2006. Intelsat has not yet assessed the effect of the Medicare Act on the obligations and costs of the retiree medical plan.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 15 Retirement plans and other retiree benefits (continued)

The following tables provide summaries of the projected benefit obligations, plan assets and funded status of the plans as of December 31, 2003 and 2004 based on valuation dates of September 30, 2003 and 2004.

	Pension Benefits		Other Post-retirement Benefits
	2003	2004	2003	2004
Change in benefit obligation
Benefit obligation, October 1,	$280,269	$308,127	$54,389	$80,538
Service cost	5,765	5,942	5,177	4,179
Interest cost	19,030	18,078	3,780	4,009
Benefits paid	(18,056)	(19,891)	(2,515)	(2,675)
Plan amendments	—	—	(1,733)	(4,411)
Acquisitions	7,149	—	5,154	—
Curtailment	—	1,356	(2,584)	(521)
Actuarial (gain)/loss	13,969	17,695	18,870	(8,847)

Benefit obligation, September 30,	$308,126	$331,307	$80,538	$72,272

Change in plan assets
Plan assets at fair value October 1,	$211,939	$279,034	$—	$—
Actual return on plan assets	38,671	38,147	—	—
Acquisitions	6,031	—	—	—
Contributions by Intelsat	40,000	—	—	—
Benefits paid	(17,607)	(19,441)	—	—

Plan assets at fair value September 30,	$279,034	$297,740	$—	$—

Funded status of the plans
Funded status of the plans	($29,092)	($33,567)	($80,538)	($72,272)
Unrecognized net (gain)/loss	56,827	57,241	7,609	(1,238)
Unrecognized prior service cost	1,216	948	(1,733)	(4,839)
Unrecognized transition obligation	326	285	—	—
Fourth-quarter contributions to the plans	114	129	699	1,004
Intangible asset	—	—	—	—
Amount included in other comprehensive income	(2,067)	(2,164)	—	—

Accrued benefits costs, December 31,	$27,324	$22,872	($73,963)	($77,345)

Discount rate	6.00%	5.75%	6.00%	5.75%
Expected rate of return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	3.75%	3.50%	—	—

During 2003, the Company made $40,000 in cash contributions to the defined benefit retirement plan. However, the plan’s accumulated benefit obligation at September 30, 2003 still exceeded the fair value of its assets. As a result, the Company adjusted the minimum pension liability such that as of December 31, 2003, $19,457 of the net additional minimum pension liability of $21,524 was reversed along with the $2,340 previously recorded in other assets. The effect of this adjustment resulted in the Company having an additional minimum pension liability of $2,067, or $1,270 after tax, recorded as accumulated other comprehensive loss as of December 31, 2003. During 2004, the Company recorded an additional minimum pension liability of $97.

Plan assets include investments in equity and bond funds, U.S. government securities and liquid reserve funds.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 15 Retirement plans and other retiree benefits (continued)

The weighted-average asset allocation of our pension plan assets at September 30 were:

Asset Category	2003	2004
Equity securities	63%	66%
Debt securities	33	34
Cash equivalents	4	—

Total	100%	100%

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

The Company expects to contribute $515 to its defined benefit retirement plan during 2005 and it does not expect to make any contributions to its post-retirement health insurance plan, which is an unfunded plan.

Net periodic pension and other post-retirement benefits costs include the following components for 2002, 2003 and 2004:

	Pension Benefits			Other Post-retirement Benefits
	2002	2003	2004	2002	2003	2004
Service cost	$4,002	$5,765	$5,942	$3,647	$5,177	$4,179
Interest cost	18,943	19,030	18,078	3,706	3,780	4,009
Expected return on plan assets	(22,179)	(22,054)	(23,811)	—	—	—
Amortization of unrecognized transition asset	41	41	41	—	—	—
Amortization of unrecognized prior service cost	66	49	46	—	—	(877)
Amortization of unrecognized net loss (gain)	181	595	2,946	(531)	(809)	—

Total costs	$1,054	$3,426	$3,242	$6,822	$8,148	$7,311

Depending upon actual future health care claims experience, Intelsat’s actual costs may vary significantly from those projected above. As of September 30, 2003, the assumed health care cost trend rate was a constant 7%. As of September 30, 2004, the assumed health care cost trend rate was 10%. This rate was assumed to decrease gradually to 6% by the year 2008 and to remain at that level of annual increase thereafter.

Increasing the assumed health care cost trend rate by 1% each year would increase the other post-retirement benefits obligation as of September 30, 2004 by $6,974. Decreasing this trend rate by 1% each year would reduce the other post-retirement benefits obligation as of September 30, 2004 by $6,202. A 1% increase or decrease in the assumed health care cost trend rate would have increased or decreased the net periodic other post-retirement benefits cost for 2004 by $651 and $599, respectively.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 15 Retirement plans and other retiree benefits (continued)

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

	Pension Benefits	Other Post-retirement Benefits
2005	$19,100	$3,715
2006	19,844	3,771
2007	20,788	4,111
2008	21,823	4,451
2009	23,523	4,765
2010 and thereafter	155,178	29,620

	$260,256	$50,433

(b) Other retirement plans

Intelsat maintains two defined contribution retirement plans in the United States. One of these plans provides benefits to employees based in the United States who were hired before July 19, 2001, and the other plan provides benefits to employees based in the United States hired on or after July 19, 2001. The Company recognized compensation expense of $2,167, $2,666 and $3,042 during 2002, 2003 and 2004 related to these defined contribution retirement plans. Intelsat also maintains an unfunded deferred compensation plan for executives; however, benefit accruals under the plan were discontinued during 2001. The accrued liability for the deferred compensation plan for executives was $1,542 and $1,544 as of December 31, 2003 and 2004, respectively. Intelsat maintains other defined contribution retirement plans in several non-U.S. jurisdictions.

Note 16 Share option plan

In July 2001, Intelsat established a share option plan. Under the share option plan, employees, directors, independent contractors, advisors and consultants are eligible to receive awards of share options. The maximum number of ordinary shares that may be issued under the share option plan is 3,333,333.

The share option plan enables the holder of options to purchase ordinary shares at a specified exercise price. The exercise price is established on the date of grant and may not be less than the fair market value of the ordinary shares on that date. Options generally vest over a three-year period, in equal one-third installments on each of the first, second and third anniversaries of the date of grant, with a term not to exceed ten years. In general, the options granted, once vested, may be exercised only after the earlier of the first anniversary of Intelsat’s initial public equity offering and the third anniversary of the date of grant. As of December 31, 2004 options to purchase 2,852,538 ordinary shares were outstanding under the share option plan.

In January 2004, Intelsat’s board of directors approved a 2004 share incentive plan and the reservation of ordinary shares for issuance under the plan, subject to the approval of the Company’s shareholders. The 2004 share incentive plan, the reservation of ordinary shares for issuance under the plan and the issuance of ordinary shares under the plan were approved by Intelsat’s shareholders at a special general meeting of shareholders held in March 2004. As of December 31, 2004, there were 594,269 restricted shares, 128,381 restricted share units and options to purchase 3,540,165 ordinary shares outstanding under this plan, as amended. The 594,269 restricted shares are included in the accompanying consolidated balance sheet as issued as of December 31, 2004 but are excluded from the computation of basic earnings per share.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 16 Share option plan (continued)

The awards under the 2004 share incentive plan provided a liquidity feature whereby the holders of the equity awards could require the Company to repurchase the underlying ordinary shares at any time after vesting at the then estimated fair market value. This liquidity mechanism resulted in variable accounting, measured in accordance with FIN 28, Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans, for the equity awards that required the Company to re-measure the intrinsic value of the equity awards at each reporting period and recognize compensation expense, along with a corresponding liability due to the share repurchase features, based on the equity awards’ vesting schedules. In connection with the acquisition of Intelsat by Intelsat Holdings, as described in Note 3, the fair value of these awards was fixed at $18.75 as of December 31, 2004.

Upon closing of the Acquisition Transactions, all share options, restricted shares and restricted share units granted under our 2001 share option plan and 2004 share incentive plan and outstanding as of closing were cancelled. In consideration for such cancellation, Intelsat’s employees were paid $15,232 in cash in the aggregate at the closing and up to a maximum of $19,531 will be accrued as deferred compensation and will generally be payable in cash to the employees in accordance with the vesting schedules of the original awards with respect to which the payments will be made. Of this maximum amount, $6,579 was accrued as of the closing date of the Acquisition Transactions.

A summary of the share option activity is presented below:

	Share Options Outstanding	Weighted-Average Exercise Price
Options outstanding at January 1, 2002	2,937,639	$19.05
Options granted	248,739	$16.17
Options canceled	(279,033)	$19.05

Options outstanding at December 31, 2002	2,907,345	$18.80
Options granted	397,564	$14.90
Options canceled	(76,523)	$18.76

Options outstanding at December 31, 2003	3,228,386	$18.32
Options granted	3,542,268	$13.00
Options canceled	(377,951)	$18.71

Options outstanding at December 31, 2004	6,392,703	$15.35

The following table summarizes information about share options outstanding at December 31, 2004:

Option Price Per Share	Share Options Outstanding	Share Options Exercisable	Weighted-Average Remaining Contractual Life (years)
$19.05	2,244,410	2,244,410	6.8
$18.75	3,540,165	—	9.4
$16.17	232,801	—	8.0
$14.90	375,327	—	8.6

	6,392,703	2,244,410	8.4

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 16 Share option plan (continued)

SFAS No. 123, Accounting for Stock-Based Compensation, defines a “fair value based method” of accounting for stock-based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. Prior to the issuance of SFAS No. 123, stock-based compensation was accounted for under the “intrinsic value method” as defined by APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, compensation is the excess, if any, of the market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. SFAS No. 123 allows an entity to continue to use the intrinsic value method. However, entities electing the accounting in APB Opinion No. 25 are required to make pro forma disclosures as if the fair value based method of accounting had been applied. Intelsat applies APB Opinion No. 25 and the related interpretations in accounting for its stock-based compensation. Accordingly, as all options granted under the Company’s 2001 share option plan had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant, no compensation expense was recognized for the 2001 plan. However, stock-based compensation expense was recognized for the 2004 share incentive plan as it contained a liquidity mechanism which resulted in variable accounting and the requirement for recognition of compensation expense.

The weighted-average fair value per share of the options granted during 2002, 2003 and 2004 was $2.26, $2.78 and $2.58 at the respective grant dates. In determining pro forma net income, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. During the years ended December 31, 2002, 2003 and 2004, Intelsat used the minimum value method for the expected volatility assumption. In addition, the following weighted-average assumptions were used for grants made during the years ended December 31, 2002, 2003 and 2004:

	Years Ended December 31,
	2002	2003	2004
Risk-free interest rate	3.0%	4.2%	4.47%
Expected term	5 years	5 years	5 years
Dividend yield	—	—	—
Expected volatility	—	—	—

Note 17 Income taxes

The provision for income taxes from continuing operations consisted of the following:

	Years Ended December 31,
	2002	2003	2004
Current	$28,764	$8,088	$5,947
Deferred	4,257	18,041	12,700

Total provision for income taxes	$33,021	$26,129	$18,647

Because Bermuda does not currently impose an income tax, Intelsat’s statutory tax rate is zero. The difference between tax expense reported in the accompanying consolidated statements of operations and tax computed at statutory rates is attributable to the provision for foreign taxes, which were principally U.S. and U.K. taxes.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 17 Income taxes (continued)

The components of Intelsat’s net deferred tax asset were as follows:

	Years Ended December 31,
	2003	2004
Deferred tax assets:
Accrued liabilities	$8,705	$2,920
Bad debt reserve	5,446	9,098
Accrued retirement benefits	18,315	21,582
Net operating loss carry forward	3,176	1,081
Alternative minimum tax credit carryforward	745	745
Other	379	—

Total deferred tax assets	36,766	35,426
Deferred tax liabilities:
Basis difference of depreciation	(17,898)	(30,617)
Basis difference of intangibles	(1,541)	(2,340)
Basis difference of accrued liabilities	—	(245)
Unrealized gain on available-for-sale securities	(860)	(983)

Total deferred tax liabilities	(20,299)	(34,185)

Total net deferred tax asset	$16,467	$1,241

On the balance sheet, current deferred tax assets and liabilities net to a current deferred tax asset of $14,524 and $12,854 as of December 31, 2003 and 2004, respectively, which is separately stated as such under current assets. Non-current deferred tax assets and liabilities net to a non-current deferred tax asset of $1,943 as of December 31, 2003 and a non-current deferred tax liability of $11,613 as of December 31, 2004, which is not separately stated, but instead included in other long-term liabilities. We have fully valued our deferred tax assets as such assets are expected to be realized by the respective taxable entities on which such assets have been recorded.

Note 18 Contractual commitments

In the further development and operation of Intelsat’s commercial global communications satellite system, significant additional expenditures are anticipated.

The portion of these additional expenditures represented by contractual commitments as of December 31, 2004 and the expected year of payment are as follows:

	Capital leases	Satellite performance incentives and other capital	Expense	Total
2005	$7,712	$181,661	$37,465	$226,838
2006	9,260	58,390	16,547	84,197
2007	9,200	70,102	3,919	83,221
2008	9,200	45,901	1,364	56,465
2009	3,817	44,992	875	49,684
2010 and thereafter	—	32,703	20,498	53,201

	39,189	433,749	80,668	553,606

Less: amount representing interest on capital lease obligations and deferred satellite performance incentives	(5,649)	(20,705)	—	(26,354)

Total net commitments	$33,540	$413,044	80,668	$527,252

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 18 Contractual commitments (continued)

Due to the nature of its business, Intelsat has large contracts for satellite construction and launch services and pays significant amounts to a limited number of suppliers for assets and services scheduled for future delivery.

In the table above, capital commitments in 2005 include the cash deposit related to termination of Intelsat’s order for the IS-10-01 satellite that will be applied against the cost of a future launch or will be forfeited if Intelsat does not place a launch order by July 31, 2005. See Note 10 for further discussion.

Intelsat leases space in its Washington, D.C. building to various tenants. As of December 31, 2004, the minimum rental income anticipated with respect to these leases is approximately $19,504, of which $9,920 is expected to be received during the next five years. Rental income is included in other income in the accompanying consolidated statements of operations.

Note 19 Contingencies

(a) Insurance

At December 31, 2004, Intelsat had insurance covering the in-orbit operations of seven Intelsat IX series satellites. Under the terms of this policy, Intelsat co-insured $150,000 of the net book value of each satellite, and the insurers covered the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. This insurance policy expired in March 2005 and was not renewed. Intelsat currently does not have in-orbit insurance coverage for 26 of its 27 satellites (which excludes the IS-804 satellite which recently experienced an anomaly resulting in the total loss of the satellite). These 26 satellites had a net book value in aggregate of $2,568,759 as of December 31, 2004.

At December 31, 2004, the IS-10-02 satellite was insured under a policy covering its launch and first year of in-orbit operations in an amount equal to its cost, excluding satellite performance incentives. This policy expires on June 17, 2005. Under the terms of this policy, Intelsat co-insures approximately $55 million relating to the IS-10-02 satellite.

(b) Litigation and claims

The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

Two putative class action complaints regarding postretirement health benefits have been filed against Intelsat in the U.S. District Court for the District of Columbia. The first was filed on June 24, 2004, against Intelsat Global Service Corporation, and the second was filed on September 20, 2004 against Intelsat and Intelsat Global Service Corporation. In each case, the named plaintiffs are Intelsat retirees, spouses of retirees or surviving spouses of deceased retirees. These complaints arise out of the resolution adopted by the governing body of the IGO prior to privatization. The complaints allege, among other things, that Intelsat does not have the right to amend or modify the postretirement health benefits described in the resolution, that the provision in the health plan for these retirees reserving to the Company the right to amend, modify or terminate the benefits is ineffective and contrary to the Company’s alleged obligations under the resolution, and that Intelsat wrongfully modified health plan terms to deny coverage to surviving spouses and dependents of deceased Intelsat retirees. Both groups of plaintiffs also seek a declaratory ruling that putative class members are entitled to receive, in perpetuity, postretirement health plan benefits at the same level that was in effect on January 1, 2001, and that changing the health plan terms would constitute a breach of fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, as amended, and a breach of contract. Both groups of plaintiffs seek injunctive relief and monetary damages, which are unspecified in the first case. In the later case, plaintiffs also allege fraudulent misrepresentation and estoppel claims and seek compensatory and punitive damages in the amount of $250 million. Intelsat has moved to dismiss both complaints and has argued that the resolution is not enforceable, that Intelsat has the right to modify the terms of any postretirement health benefits being provided, and that the damages claim is without merit. The Company intends to defend vigorously against the claims of both cases. A hearing on the motions to dismiss in both cases has been scheduled for April 12, 2005.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 19 Contingencies (continued)

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

(d) ORBIT Act

Intelsat is subject to the requirements of the Open-Market Reorganization for the Betterment of International Telecommunications Act (the “ORBIT Act”), which sets forth criteria that the FCC must evaluate in considering Intelsat’s license and renewal applications and in connection with customer requests for authorization to use Intelsat’s satellite capacity to provide “non-core services” to, from or within the United States and to provide “additional services.” “Non-core services” are defined in the ORBIT Act as any services other than public-switched voice telephony and occasional use television. The FCC defines “additional services” as direct-to-home or direct broadcast satellite video services or services in the Ka- or V-band. One of the statutory criteria requires Intelsat to make an initial public offering that “substantially dilutes” the ownership interest in it held by the IGO’s former Signatories, which were its primary owners, by June 30, 2005 (which may be extended to December 31, 2005 by the FCC) and to list its shares for trading on one or more major stock exchanges with transparent and effective securities regulation. Pursuant to an amendment to the ORBIT Act that became law in October 2004, Intelsat may forgo an initial public offering and a listing of its shares and still achieve the purposes of the ORBIT Act if Intelsat certifies to the FCC that, among other things, it has achieved substantial dilution of the aggregate amount of financial interest held or controlled by the former Signatories and the FCC determines that Intelsat is in compliance with this certification. If the FCC determines that Intelsat has failed to comply with the requirements of the ORBIT Act, the FCC may impose limitations on or deny Intelsat’s applications for satellite licenses and for the renewal of these licenses and may limit or revoke previous authorizations to provide “non-core services” to, from or within the United States. The FCC may also deny licensing for “additional services.”

The FCC’s order relating to the Loral transaction prohibits Intelsat North America LLC from using the satellites acquired from Loral to provide capacity for direct-to-home (“DTH”) services until Intelsat is deemed to have satisfied the initial public offering requirements of the ORBIT Act. However, the FCC granted special temporary authority to Intelsat North America LLC to provide capacity for DTH services pursuant to the customer contracts acquired in the Loral transaction. This special temporary authority was twice extended and currently expires on April 13, 2005. In March 2004, one of Intelsat’s competitors, SES AMERICOM, Inc. (“SES”), filed an application for review of the FCC’s order relating to the Loral transaction. SES’ application requests that the FCC vacate the special temporary authority to provide capacity for DTH services and requests that the FCC reconsider its decision not to impose conditions on Intelsat’s ability to provide services to the U.S. government using the acquired satellites. The comment period relating to SES’ application has ended, and the FCC has not yet acted on the application. If the FCC’s decision on SES’ application is adverse to Intelsat, the FCC could revoke the special temporary authority under which Intelsat North America LLC is providing capacity for DTH services.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 19 Contingencies (continued)

Intelsat believes that the acquisition of the Company by Intelsat Holdings, as described in Note 3 above, satisfies the requirements set forth in the ORBIT Act, as amended, and Intelsat provided the FCC with the certification required under the ORBIT Act on December 23, 2004, along with a petition for declaratory ruling seeking an FCC determination that Intelsat is in compliance with the certification requirements of the ORBIT Act. The FCC established deadlines of February 14, 2005 and March 1, 2005 for interested parties to file comments on the petition for declaratory ruling. Two parties filed comments in support of Intelsat’s petition for declaratory ruling, and one party filed comments in opposition thereof. Intelsat filed a reply to the comments in opposition. Intelsat believes that the restriction on Intelsat North America LLC’s ability to provide capacity for DTH services would cease to apply if the FCC determines, after notice and comment, that Intelsat is in compliance with these certification requirements. However, Intelsat cannot be certain how or when the FCC will rule on the petition.

Note 20 Business segment and geographic information

Intelsat operates in a single industry segment, in which it provides satellite services to its communications customers around the world. Intelsat’s shareholders generated approximately 78%, 53% and 43% of revenue in 2002, 2003 and 2004, respectively. Subsequent to the Acquisition Transactions on January 28, 2005, Intelsat does not provide significant services to its shareholders.

The geographic distribution of Intelsat’s revenue was as follows:

	Years Ended December 31,
	2002	2003	2004
North America and the Caribbean	24%	27%	37%
Europe	29%	25%	22%
Asia Pacific	17%	17%	12%
Sub-Saharan Africa	11%	13%	14%
Latin America	13%	11%	9%
Middle East and North Africa	6%	7%	6%

Approximately 12%, 5%, and 4% of Intelsat’s revenue was derived from its largest customer in 2002, 2003 and 2004, respectively. No other single customer accounted for more than 5% of revenue in any of those years. The ten largest customers accounted for approximately 36% of Intelsat’s revenue in 2002, approximately 35% of Intelsat’s revenue in 2003, and approximately 28% of Intelsat’s revenue in 2004. Revenue by region is based on the locations of customers to which services are billed.

Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 21 Restructuring costs

Accrued restructuring costs, January 1, 2002	$3,700
Restructuring costs charged	5,522
Amounts paid	(4,598)

Accrued restructuring costs, December 31, 2002	4,624
Restructuring costs charged	—
Amounts paid	(3,787)
Reversal of accrual	(837)

Accrued restructuring costs, December 31, 2003	—
Restructuring costs charged	6,640
Amounts paid	(5,146)

Accrued restructuring costs, December 31, 2004	$1,494

In December 2002, Intelsat reduced the size of its workforce by 130 employees, or approximately 12%, reflecting efforts to streamline operations in response to market and industry conditions. As a result of the workforce reduction, severance costs of $5,522 were incurred in 2002. At December 31, 2002, accrued restructuring costs of $4,624 were included in accounts payable and accrued liabilities reflected in the accompanying consolidated balance sheet. Due to a change in estimate of the restructuring costs accrued during 2002, the Company reversed $837 during 2003. All costs were paid by the end of 2003. During 2004, Intelsat had a reduction in its workforce of 140 employees or approximately 18% of employees at June 1, 2004, at which time Intelsat’s staffing level had peaked for 2004. This reduction reflects efforts to further streamline operations. As a result of the workforce reduction, severance costs of $6,640 were incurred in 2004. At December 31, 2004, accrued restructuring costs of $1,494 were included in accounts payable and accrued liabilities reflected in the accompanying consolidated balance sheet.

Note 22 Customer reorganizations

(a) MCI reorganization

In July 2002, WorldCom, Inc., which subsequently changed its name to MCI, Inc. (“MCI”), filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. MCI emerged from bankruptcy protection in April 2004. Intelsat’s revenue generated from MCI and its affiliates as direct customers was $43,200, or 5% of total revenue, for the year ended December 31, 2003 and $41,898, or 4% of total revenue, for the year ended December 31, 2004. As of December 31, 2004, Intelsat had receivables of $11,845 due from MCI and its affiliates, of which $8,416 related to pre-petition receivables and $6,676 was reserved for in the Company’s allowance for doubtful accounts. In connection with MCI’s emergence from bankruptcy protection, Intelsat could receive settlement on pre-petition receivables in excess of the net receivables recorded, which could result in a reduction in bad debt expense in future periods. The Company cannot currently estimate the amount of any such settlement.

(b) Verestar, Inc. reorganization

Verestar, Inc. (“Verestar”), one of Intelsat’s largest customers, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 22, 2003. Revenue generated from Verestar and its affiliates was $19,800, or 2% of total revenue for the year ended December 31, 2002, $24,900, or 3% of total revenue for the year ended December 31, 2003, and $20,735, or 2% of total revenue for the year ended December 31, 2004. As of December 31, 2004, Intelsat had receivables of $2,764 due from Verestar and its affiliates. This amount was not included in Intelsat’s net receivables balance, as revenue from Verestar was being recorded on a cash basis. Intelsat’s competitor SES made a bid to buy substantially all of the assets of Verestar that was approved by the bankruptcy court in April 2004, and the transaction was completed in December 2004. Pursuant to an agreement with SES, Intelsat received $2,000 in August 2004 in satisfaction of any cure costs that Verestar would otherwise have been obligated to pay to Intelsat for amounts owed for periods prior to Verestar’s bankruptcy court filing with respect to contracts with Intelsat

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 22 Customer reorganizations (continued)

that Verestar assumed in its bankruptcy proceeding. Because Intelsat would have been required to return the $2,000 to SES if SES’ acquisition of Verestar had not been successfully completed, Intelsat did not record the $2,000 as revenue until the fourth quarter of 2004, when this contingency was removed.

Note 23 Related party transactions

Until the consummation of the Acquisition Transactions on January 28, 2005, certain of Intelsat’s shareholders and their affiliates, as described below, were related parties of Intelsat. Following the Acquisition Transactions, they no longer are related parties.

(a) Shareholder collateral and other deposits

Included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets are collateral and other deposits held from customers that were also shareholders in the amounts of $18,976 and $14,204 at December 31, 2003 and 2004, respectively. Collateral generally represents cash balances held in accordance with service agreements. Deposits generally represent cash balances held to secure future capacity under right of first refusal arrangements. Associated cash balances contain no restrictions and generally are non-interest bearing.

(b) Teleglobe Insolvency and Share Purchase Agreement

On May 15, 2002, one of Intelsat’s largest customers and one of its shareholders, Teleglobe Inc., referred to as Teleglobe, filed for creditor protection under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result of financial difficulties experienced by Teleglobe, Intelsat recorded a reserve of $12,836 against all of its account receivable from Teleglobe as of March 31, 2002, and did not recognize any revenue from Teleglobe from April 1, 2002 through May 15, 2002, because collection was not assured. Revenue generated from Teleglobe and its affiliates was approximately $35,100 in 2002, $28,100 in 2003, and $23,558 in 2004.

On September 20, 2002, Intelsat Global Sales & Marketing Ltd. (“Intelsat Global Sales”) acquired Teleglobe’s 6,284,635 shares in Intelsat for $65,000. Pursuant to the share purchase agreement and a related escrow agreement, title to the shares acquired from Teleglobe was transferred to an escrow agent, which held the shares in trust for Intelsat Global Sales, subject to specified limited rights of Teleglobe. The share purchase agreement provided that, among other things, if Intelsat had not conducted a registered offering of its ordinary shares by December 31, 2003, the escrowed shares and any cash held as escrow property would be distributed to Intelsat Global Sales up to the amount that would result in Intelsat Global Sales having received a total amount of shares and cash under the agreement valued at $90,139. The share purchase agreement provided that any shares or cash remaining after this distribution to Intelsat Global Sales would be transferred to Teleglobe. Intelsat did not conduct a registered offering of its ordinary shares by December 31, 2003 and, pursuant to an amendment to the share purchase agreement entered into in March 2004, the shares held in escrow were valued pursuant to a formula and were distributed to Intelsat Global Sales in April 2004. Thereafter Intelsat and Teleglobe had no remaining rights or obligations under the share purchase agreement. These shares were then transferred to Intelsat Bermuda in June 2004.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 23 Related party transactions (continued)

Intelsat has accounted for the share purchase transaction similar to an acquisition of treasury stock. Under FASB Technical Bulletin No. 85-6, Accounting for a Purchase of Treasury Shares at a Price Significantly in Excess of the Current Market Price of the Shares and the Income Statement Classification of Costs Incurred in Defending against a Takeover Attempt, amounts paid for treasury stock above fair value and additional rights and consideration received are allocated to the various components received. The estimated aggregate market value of the shares acquired by Intelsat Global Sales exceeded the cash payments made to Teleglobe on September 20, 2002 by more than the amounts due to Intelsat Global Sales. As a result, Intelsat was able to recover the $15,958 of receivables owed by Teleglobe, consisting of $12,836 that was fully reserved in the first quarter of 2002 as well as $3,122 related to revenue that had not been previously recognized since its collection was not certain. Intelsat believes that the closing of the share purchase transaction enabled it to change its estimated reserve for uncollectible accounts and recognize the previously unrecognized service fees for which collection was uncertain, in accordance with APB Opinion No. 20, Accounting Changes. The shares acquired by Intelsat Global Sales are deemed not to be outstanding for the purposes of Intelsat’s consolidated financial statements.

Teleglobe’s remaining interest in the shares was deemed to be a free-standing derivative in accordance with Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. This resulted in Intelsat recording an obligation to Teleglobe on September 20, 2002 of $25,860, which reflected the estimated fair value of this derivative on that date. On December 31, 2002, the Company reduced its obligation to Teleglobe to $19,780 based on a valuation of the derivative on that date. At December 31, 2003, Intelsat no longer had an obligation to Teleglobe based on a valuation of the derivative on that date, and recorded other income of $19,780 for the year ended December 31, 2003, for the amount of the adjustment, in the accompanying consolidated statement of operations. The distribution of the shares held in escrow as provided under the share purchase agreement with Teleglobe did not impact the Company’s accounting for the share purchase transaction as of December 31, 2003.

(c) Lockheed Launch Support Agreement and Other Lockheed Agreements

On February 13, 2002, Intelsat entered into a master ordering agreement with Lockheed Martin Commercial Space Systems, referred to as LMCSS, for its provision to LMCSS of commercial launch support systems, referred to as CLASS, services. LMCSS is an affiliate of Lockheed Martin Corporation, which, prior to the consummation of the Acquisition Transactions, was Intelsat’s largest shareholder. Under this agreement, Intelsat will provide in-orbit testing and launch and early orbit phase support of LMCSS’ missions. The agreement will be in effect for four years, through February 12, 2006, and offers a menu of CLASS services at predetermined rates. Intelsat’s first service order under the agreement was for payload in-orbit testing services for a New Skies satellite built by Lockheed Martin Corporation. In-orbit testing under this service order was completed on May 23, 2002, and final documentation was delivered and accepted.

Intelsat has also entered into other agreements with subsidiaries of Lockheed Martin Corporation pursuant to which these subsidiaries provide services to Intelsat, including lifecycle testing of some of the batteries used in the Company’s satellites and the development and installation of new infrastructure relating to the Company’s time division multiple access services.

Note 24 Resolution of ITU priority issue

On April 29, 2004, the Company entered into an agreement with New Skies in order to resolve an International Telecommunication Union (“ITU”) priority issue relating to the 121° West orbital location to which the Company acquired rights in connection with the Loral transaction. Specifically, the Company agreed to pay New Skies $32,000, in exchange for which New Skies agreed not to use any C-band frequencies at the 120.8° West orbital location that would interfere with the Company’s C-band operations at the 121° West orbital location, whether on the IA-13 satellite currently operated at this location or on any replacement satellite using the same C-band frequencies as IA-13. The Company’s $32,000 payment to New Skies was made on May 6, 2004 and has been accounted for as an addition to an existing intangible asset.

INTELSAT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except percentages and share and per share amounts)

Note 24 Resolution of ITU priority issue (continued)

In connection with the Company’s agreement with New Skies, the Netherlands administration has entered into an intersystem coordination agreement with Papua New Guinea, which is the Company’s notifying administration for the 121° West orbital location. Prior to the closing of the Loral transaction, the Company and Loral had agreed to a reduction in the purchase price for the Loral assets that was intended to represent Loral’s share of the estimated cost of resolving this ITU priority issue. Because the Company’s actual cost under the agreement with New Skies was less than had previously been estimated, the Company owed Loral $4,000, which was paid on May 14, 2004. This amount has been accounted for as an adjustment to the purchase price allocation.

Note 25 Quarterly Financial Information - Unaudited

Intelsat’s summary financial information on a quarterly basis for 2004 and 2003 is as follows:

	For the three months ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenue	$233,913	$260,377	$266,247	$283,368
Operating income (loss)	63,085	64,589	64,610	(27,134)
Income (loss) from continuing operations	20,607	24,667	10,714	(50,738)
Loss from discontinued operations	(3,852)	(6,163)	(27,794)	(6,120)
Net income (loss)	16,755	18,504	(17,080)	(56,858)
Income (loss) from continuing operations per share – basic	0.13	0.15	0.07	(0.32)
Income (loss) from continuing operations per share – diluted	0.13	0.15	0.07	(0.31)
Loss from discontinued operations per share – basic and diluted	(0.02)	(0.04)	(0.17)	(0.04)
Net income (loss) per share – basic and diluted	0.10	0.12	(0.11)	(0.35)

	For the three months ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Revenue	$238,325	$242,406	$235,079	$230,308
Operating income	79,641	77,832	72,258	58,112
Income from continuing operations	64,139	42,934	48,909	27,258
Loss from discontinued operations	(58)	(327)	(538)	(1,198)
Net income (loss)	64,081	42,607	48,371	26,060
Income from continuing operations per share – basic and diluted	0.40	0.27	0.30	0.17
Loss from discontinued operations per share – basic and diluted	—	—	—	(0.01)
Net income per share – basic and diluted	0.40	0.27	0.30	0.16

All periods above reflect Intelsat’s investment in Galaxy Holdings as a discontinued operation.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Adjustments		Balance at End of Period
	(in thousands)
Year ended December 31, 2002:
Allowance for doubtful accounts	$—	$9,472	$18,628	(1)	$3,277	(2)	$—		$24,823
Other	$—	$—	$—		$—		$3,277	(2)	$3,277
Restructuring reserve	$3,700	$5,522	$—		$4,598		$—		$4,624
Year ended December 31, 2003:
Allowance for doubtful accounts	$24,823	$13,897	$—		$1,716		($4,894	)(3)	$32,110
Other	$3,277	$—	$—		$3,277	(4)	$—		$—
Restructuring reserve	$4,624	$—	$—		$3,787		$837	(5)	$—
Year ended December 31, 2004:
Allowance for doubtful accounts	$32,110	$11,009	$—		$7,798		$22	(6)	$35,343
Other	$—	$—	$—		$—		$—		$—
Restructuring reserve	$—	$6,640	$—		$5,146		$—		$1,494

(1)	Allowance for doubtful accounts recorded in connection with the acquisition of assets of COMSAT World Systems.

(2)	Represents reclassification.

(3)	Adjustment to reflect finalization of the allocation of the purchase price in connection with the acquisition of assets of COMSAT World Systems.

(4)	Represents asset written off against reserve.

(5)	Reversal of 2002 restructuring costs due to a change in estimate.

(6)	Adjustment to reflect change in allocation of the purchase price in connection with the COMSAT General transaction.

(b) Exhibits to this Annual Report:

Exhibit Number	Exhibit

1.1	Certificate of Incorporation of Intelsat (incorporated by reference to Exhibit 3.1 of Intelsat’s Registration Statement on Form F-4, filed on September 5, 2002).

1.2	Memorandum of Association of Intelsat*

1.3	Amended and Restated Bye-laws of Intelsat (incorporated by reference to Exhibit 3.1 of Intelsat’s Report filed on Form 8-K, filed on March 7, 2005).

2.1	Indenture, dated as of April 1, 2002, between Intelsat and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4, filed on September 5, 2002).

2.2	Officers’ Certificate dated April 15, 2002 relating to Intelsat’s 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, filed on September 5, 2002).

2.3	Officers’ Certificate dated November 7, 2003 relating to Intelsat’s 5 1/4% Senior Notes due 2008 and its 6 1/2% Senior Notes due 2013, including the forms of Notes (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4, filed on November 21, 2003).

2.4	Form of 7 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-4, filed on September 5, 2002).

2.5	Indenture, dated as of January 28, 2005, by and among Zeus Merger Two Limited, as Issuer, Zeus Merger One Limited, as Parent Guarantor, and Wells Fargo, as Trustee (incorporated by reference to Exhibit 4.1 of Intelsat Ltd.’s Report on Form 8-K, filed on February 4, 2005).

2.6	Supplemental Indenture, dated as of January 28, 2005, by and among Intelsat Holdings LLC, Intelsat LLC, Intelsat Global Sales & Marketing Ltd., Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation and Wells Fargo Bank, National Association.*

2.7	Second Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat Subsidiary Holding Company, Ltd., Intelsat (Bermuda), Ltd., Intelsat, Ltd., Intelsat Holdings LLC, Intelsat LLC, Intelsat Global Sales & Marketing Ltd., Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation and Wells Fargo Bank, National Association.*

2.8	Third Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat (Bermuda), Ltd., Intelsat Subsidiary Holding Company, Ltd. and Wells Fargo Bank, National Association.*

2.9	Registration Rights Agreement, dated as of January 28, 2005, by and among Zeus Merger One Limited, Zeus Merger Two Limited and the other parties named therein (incorporated by reference to Exhibit 4.2 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

2.10	Eurobond Guaranty dated as of January 28, 2005 by and among Intelsat (Bermuda), Ltd., Intelsat Holdings LLC, Intelsat LLC, Intelsat USA Sales Corp., Intelsat USA License Corp., Intelsat Global Service Corporation, and Intelsat Global Sales & Marketing Ltd., in favor of Deutsch Bank Trust Company America (incorporated by reference to Exhibit 4.3 of Intelsat Ltd.’s Report on Form 8-K, filed on February 4, 2005).

Exhibit Number	Exhibit

2.11	Indenture, dated as of February 11, 2005, by and among Zeus Special Subsidiary Limited, Intelsat, Ltd. and Wells Fargo Bank, National Association.*

2.12	Supplemental Indenture, dated as of March 3, 2005, by and among Intelsat (Bermuda), Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association.*

2.13	Registration Rights Agreement, dated as of February 11, 2005, among Zeus Special Subsidiary Limited, Intelsat and Deutsche Bank Securities Inc.*

3.1	Transaction Agreement and Plan of Amalgamation, dated as of August 16, 2004, by and among Intelsat, Intelsat (Bermuda), Ltd., Intelsat Holdings, Ltd. (formerly Zeus Holdings Limited), Zeus Merger One Limited and Zeus Merger Two Limited (incorporated by reference to Exhibit 99.1 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

3.2	Asset Purchase Agreement, dated as of July 15, 2003, among Intelsat, Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc., as amended (incorporated by reference to Exhibit 1 of Intelsat’s Quarterly Report on Form 6-K for the period ended June 30, 2003, submitted on August 14, 2003 and Exhibits 1, 2 and 3 of Intelsat’s Quarterly Report on Form 6-K for the period ended September 30, 2003, submitted on October 29, 2003).

3.3	Amendment No. 4, dated as of March 5, 2004, to Asset Purchase Agreement among Intelsat, Intelsat (Bermuda), Ltd., and Loral Space & Communications Corporation, Loral SpaceCom Corporation and Loral Satellite, Inc. (incorporated by reference to Exhibit 4.35 of Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 15, 2004). (1)

3.4	$800,000,000 Credit Agreement, dated as of December 17, 2003, among Intelsat, Citigroup Global Markets Inc., BNP Paribas, Morgan Stanley Senior Funding, Inc., ABN AMRO Bank N.V., Credit Lyonnais, New York Branch, Citicorp North America, Inc. and the lenders named therein (incorporated by reference to Exhibit 4.11 of Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on March 15, 2004).

3.5	Credit Agreement dated as of January 28, 2005 among Zeus Merger One Limited, Zeus Merger Two Limited and the other parties named therein (incorporated by reference to Exhibit 10.1 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

3.6	Headquarters Land Lease, dated as of June 8, 1982, between the International Telecommunications Satellite Organization and the U.S. Government, as amended (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-4, filed on September 5, 2002).

3.7	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat (Bermuda), Ltd. and Conny Kullman (incorporated by reference to Exhibit 10.2 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

3.8	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat and William Atkins (incorporated by reference to Exhibit 10.3 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

3.9	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat and Ramu Potarazu (incorporated by reference to Exhibit 10.4 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

Exhibit Number	Exhibit

3.10	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Kevin Mulloy (incorporated by reference to Exhibit 10.5 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

3.11	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and Tony Trujillo (incorporated by reference to Exhibit 10.6 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

3.12	Employment Agreement, dated as of January 28, 2005, by and among Intelsat Holdings, Ltd., Intelsat Global Service Corporation and David Meltzer (incorporated by reference to Exhibit 10.7 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

3.13	Employment Agreement, dated as of January 28, 2005, between Intelsat Holdings, Ltd. and David McGlade. *

3.14	Letter Agreement, dated as of December 22, 2004, between Zeus Holdings Limited and David McGlade. *

3.15	Letter Agreement, dated as of February 25, 2005, between Zeus Holdings Limited and David McGlade. *

3.16	Employment Agreement, dated as of January 31, 2005, between Intelsat Holdings, Ltd., Intelsat and Phillip Spector (incorporated by reference to Exhibit 10.8 of Intelsat’s Report on Form 8-K, filed on February 4, 2005).

3.17	Business Transition Services Agreement, dated as of July 15, 2003, among Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation and Loral SpaceCom Corporation.*

3.18	TT&C Transition Services Agreement, dated as of July 15, 2003, among Intelsat (Bermuda), Ltd., Loral Space & Communications Corporation and Loral SpaceCom Corporation.*

3.19	Purchase Agreement, dated as of January 24, among Zeus Merger One Limited, Zeus Merger Two Limited, and Deutsche Bank Securities Inc., Credit Suisse First Boston LLC and Lehman Brothers Inc.*

3.20	Transaction and Monitoring Fee Agreement, dated as of January 28, 2005, by and among Zeus Merger Two Limited and the other parties names therein.*

3.21	Subsidiary Flow Through Voting Agreement, dated as of January 28, 2005, by and between Zeus Holdings Limited and Intelsat*

7.1	Statement re computation of ratio of earnings to fixed charges.*

8.1	List of subsidiaries.*

11.1	Code of Ethics for Senior Financial Officers.*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

(1)	Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on March 12, 2004.